Form 10-K405, Exhibit 13
period 1998-12-25
CSX CORP
filed 1999-03-03
CIK 277948

Exhibit 13
Financial Highlights

(Millions of Dollars, Except Per Share Amounts)1998(a)(b)  1997(b)      1996      1995(c)     1994(d)
-----------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
   Operating Revenue                          $  9,898    $ 10,621    $ 10,536    $ 10,304   $  9,409
   Operating Expense                             8,768       9,038       9,014       8,921      8,227
   Restructuring Charge (Credit)(e)                (30)         --          --         257         --
                                             --------------------------------------------------------
      Total Operating Expense                    8,738       9,038       9,014       9,178      8,227
                                             --------------------------------------------------------
   Operating Income                           $  1,160    $  1,583    $  1,522    $  1,126   $  1,182
                                             --------------------------------------------------------
   Net Earnings                               $    537    $    799    $    855    $    618   $    652
-----------------------------------------------------------------------------------------------------
PER COMMON SHARE
   Net Earnings(f)                            $   2.55    $   3.80    $   4.10    $   2.99   $   3.17
   Net Earnings, Assuming Dilution(f)         $   2.51    $   3.72    $   4.03    $   2.95   $   3.12
   Cash Dividends                             $   1.20    $   1.08    $   1.04    $    .92   $    .88
   Market Price -- High                       $  60.75    $  62.44    $  53.13    $  46.13   $  46.19
                -- Low                        $  36.50    $  41.25    $  42.25    $  34.63   $  31.57
-----------------------------------------------------------------------------------------------------
PERCENTAGE CHANGE FROM PRIOR YEAR
   Operating Revenue                            (6.8)%         .8%        2.3%        9.5%       7.3%
   Operating Expense                            (3.3)%         .3%      (1.8)%       11.6%       4.3%
   Operating Expense, Excluding
      Restructuring Charge (Credit)             (3.0)%         .3%        1.0%        8.4%       5.6%
   Cash Dividends Per Common Share               11.1%        3.8%       13.0%        4.5%      11.4%
-----------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL POSITION
   Cash, Cash Equivalents and
      Short-term Investments                  $   533     $   690     $   682     $   660    $   535
   Working Capital Deficit                    $  (616)    $  (532)    $  (685)    $(1,056)   $  (840)
   Total Assets                               $20,427     $19,957     $16,965     $14,282    $13,724
   Long-term Debt                             $ 6,432     $ 6,416     $ 4,331     $ 2,222    $ 2,618
   Shareholders' Equity                       $ 5,880     $ 5,766     $ 4,995     $ 4,242    $ 3,731
   Book Value Per Common Share                $ 27.08     $ 26.41     $ 23.04     $ 20.15    $ 17.81
-----------------------------------------------------------------------------------------------------
EMPLOYEE COUNT(g)
   Rail                                        28,358      27,864      28,559      29,537     29,729
   Other                                       17,789      19,047      18,755      18,428     17,974
                                             --------------------------------------------------------
      Total                                    46,147      46,911      47,314      47,965     47,703
-----------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements

(a)In 1998, the company recognized a net investment gain of $154 million, $90 million after tax, 42 cents per share, primarily from the conveyance of the company's barge subsidiary, American Commercial Lines LLC (ACL), to a joint venture. CSXholds a 32 percent common interest in the joint venture and has accounted for its investment in barge activities under the equity method of accounting retroactive to the beginning of fiscal year 1998. For fiscal years prior to 1998, ACL was accounted for as a consolidated subsidiary. CSX's operating revenue and expense for those periods included barge operations.

(b)Net earnings for 1998 and 1997 include the effects of the company's 42% investment in Conrail Inc. (Conrail). The company has recognized income from its proportionate share of Conrail's net income under the equity method of accounting, as well as the effect of the purchase price allocation on items such as depreciation of property and equipment, and acquisition and transition expenses. The combined effect of these items and net interest on debt issued to acquire the Conrail investment reduced the company's net earnings by $162 million, 76 cents per share, in 1998 and $97 million, 45 cents per share, in 1997.

(c)In 1995, the company recognized a net investment gain of $77 million, $51 million after tax, 25 cents per share, on the issuance of an equity interest in a Sea-Land terminal and related operations in Asia and the write-down of various investments.

(d)In 1994, the state of Florida elected to satisfy its remaining unfunded obligation issued in 1988 to consummate the purchase of 80 miles of track and right of way. The transaction resulted in an accelerated pretax gain of $69 million and increased net earnings by $42 million, 20 cents per share.

(e)In 1995, the company recorded a $257 million pretax charge to recognize the estimated costs of initiatives to revise, restructure and consolidate specific operations and administrative functions at its rail and container-shipping units. The 1995 restructuring charge reduced net earnings by $160 million, 76 cents per share. In 1998, the company recorded a $30 million pretax credit to reverse certain separation and labor protection reserves established at its rail unit as part of the 1995 restructuring charge. Under a new telecommunications contract signed in July 1998, certain work-force reductions are no longer anticipated, and the associated costs will not be incurred. The 1998 restructuring credit increased net earnings by $19 million, 9 cents per share.

(f)Earnings per share for all prior periods presented have been restated to reflect clarification of the treatment of certain stock-based compensation plan shares under FASB Statement No. 128.

(g)Employee counts based on annual averages.

Chairman's Message
------------------


1998 WAS A YEAR OF SIGNIFICANT ACCOMPLISHMENTS IN BUILDING OUR FUTURE, BUT FINANCIAL RESULTS WERE CLEARLY NOT SATISFACTORY. EARNINGS WERE DOWN SHARPLY, AND OUR STOCK PRICE FARED POORLY IN A STRONG YEAR FOR THE STOCK MARKET. FORTUNATELY, THIS REFLECTS TRANSIENT CONDITIONS, A TEMPORARY SITUATION RATHER THAN A PERMANENT STATE OF AFFAIRS. 1999 SHOULD BE A MUCH BETTER YEAR FOR THE COMPANY AND OUR SHAREHOLDERS.


As we look back on 1998, it is important to recognize the larger set of issues the company was managing and the context in which the year played out. While earnings are always important to us, our number one priority was preparing for the successful integration of our part of Conrail, scheduled to take place this June. I am confident we have done this work very well. As a result, the new company we are building will not only have a successful launch but will take us to levels of performance that otherwise would have been unobtainable.

1998 was the year to get ready for the Conrail integration and build a new company. Realizing the huge stakes associated with our transaction - quite literally the future of railroading in the United States - we have gone to extraordinary, costly lengths over the past 18 months to ensure that our merger will be a great success from day one. With the unhappy experience of the western rail mergers weighing upon us, and with many shippers concerned about service in that part of the country clamoring for reregulation, any other approach would have been shortsighted.

This intensive planning and preparation with all of the resources it entailed - hiring and training, accelerating locomotive purchases, building connections, expanding yards and terminals, double tracking our main route between Chicago and Cleveland - was critical. But it also caused a short-term but significant bulge in our costs. This came at a time when we were experiencing extremely weak demand for export coal, an important source of rail profits; a major strike at one of our largest customers, General Motors; and lackluster performance in a number of our important commodities such as chemicals and metals. With Sea-Land also struggling to cope with tough industry fundamentals and near-chaotic Asian economic conditions, earnings for 1998 dropped to $2.51 per share compared with $3.72 per share a year earlier.

We have a talented management team at the railroad, but they are a limited resource. With attention focused heavily on the merger rather than the usual concerns, performance took a turn for the worse. Indeed, getting ready took a heavy toll. However, all the hard work, preparation and attention to detail that the merger involved will enable us to move forward with the integration successfully. I have no doubt that we will regain earnings momentum at the railroad now that the merger planning and preparation is largely behind us.

We are prepared to take full advantage of the outstanding opportunities before us. CSX Transportation Inc. President Pete Carpenter has brought on board a cadre of senior managers from Conrail who know the organization, operating characteristics of the property and customer requirements. Led by Ron Conway, executive vice president and chief operating officer of the combined railroad, these executives joined a capable and dedicated CSXT group bolstered by the return of Aden Adams, heading merchandise marketing and sales. Paul Goodwin, chief financial officer, has streamlined our financial organization and is working directly with railroad senior management to maximize results.

At the board level, we are benefiting from the experience and insights of former Conrail Directors H. Furlong Baldwin, Claude S. Brinegar and E. Bradley Jones. And very importantly, we have forged a "New Compact" with our labor unions that promises profound changes in working relationships, tying safety to performance on a uniquely cooperative and collaborative basis.

A major event of the past year was the unanimous decision in July by the Surface Transportation Board approving the Conrail transaction, following the longest and most thorough regulatory review of a railroad merger in history. Even though our merger is pro-competitive, the agency conducted extensive hearings so that all interested parties - shippers, labor, members of Congress, state and local officials, environmental groups and others - could participate fully. The staunch support for the transaction from several fronts, notably the strong voices of the legislative leadership, labor and more than 2,300 shippers, was convincing. There are clear public and economic benefits from bringing two strong competitors - CSX and Norfolk Southern - into the densely populated and commercially robust Northeast.

The review process at times was highly charged. Much publicized problems with the Union Pacific-Southern Pacific merger and related rail congestion in the West were major issues during the hearings. We met repeatedly with trade groups, individual shippers, legislators, mayors and others to review the benefits of the transaction and provide assurances about safety, service and environmental issues. The understandings reached and mutually constructive solutions worked out over many months of negotiations were supported by the STB and help to assure the long-term success of the transaction.


AS WE COMBINE THE 4,500 MILES OF CONRAIL TRACK WITH OUR EXTENSIVE SOUTHEASTERN AND MIDWESTERN NETWORK, WE WILL CREATE IMPORTANT NEW MARKET OPPORTUNITIES, STRENGTHEN OUR COMPETITIVE POSITION AND ACCELERATE GROWTH.

[PHOTO]

For the first time,  the  populous  markets of New York City,  Buffalo,  Boston,
Philadelphia and eastern Canada will be tied directly to fast growing metropolitan centers such as Atlanta, Orlando, Miami, Memphis, Charlotte and New Orleans with our direct, single-carrier service. Movements between these and other market combinations now require time-consuming and costly handoffs with Conrail at congested interchange points. Joining our railroads will eliminate these delays, which have caused shippers to turn overwhelmingly to trucks. We will be competing aggressively for significant portions of intercity truck traffic that can move on our "new" railroad just as efficiently, less expensively and on a much safer, more environmentally sound basis.

[PHOTO]

Importantly, the Conrail transaction positions CSX as an intermodal powerhouse. We now have the fastest and most efficient rail service between New York and the Midwest. The well-engineered "water level" route, paralleling the eastern Great Lakes shore line and connecting the New York metropolitan area to Cleveland, Chicago and the West, provides quality service for high-volume, time-sensitive shippers moving parcels, retail merchandise and international freight. Intermodal is, by far, the fastest growing rail market segment. In 1998, we invested more than $260 million to completely rebuild this route and create a state-of-the-art terminal in Chicago, the most important intermodal gateway in North America.

Conrail synergies will begin to accrue following the June 1999 "Split Date." We are projecting $410 million of benefits annually, with approximately two-thirds derived from identified cost reductions and the balance from increased market penetration. These sustainable gains will come on stream gradually as carefully studied operational and marketing initiatives take hold. The full value of these synergies should be captured by 2001.

SEA-LAND HAD AN EXTREMELY DIFFICULT YEAR. TO REALIZE OUR FULL POTENTIAL, WE NEED HIGHER RETURNS FROM THIS BUSINESS IN 1999.

For the past few years, global container-shipping fundamentals have been problematic, with vessel over-capacity driving down rates despite generally strong growth in world trade. The stunning economic dislocations in Asia, as well as the much-publicized problems in Russia and Brazil in 1998, further disrupted ocean trade and undermined Sea-Land's ability to deal with lower rates through cost savings.

There are encouraging signs that the industry may be at the bottom of the trough. Current conditions are creating strong pressures on major carriers to consolidate, discipline capital and price services more intelligently. Sea-Land will continue to manage expenses with great care and is in a good position to compete effectively as maritime deregulation takes place in the United States this year.

Our other businesses are performing well. Customized Transportation Inc. continues to be a bright spot. Tightly managed and having an outstanding reputation for highly specialized, proprietary logistics and supply-chain management services, Customized Transportation moved successfully into new markets and achieved ambitious financial goals. The Greenbrier continues to set the standard for excellence in the resort industry. In 1998, we conveyed American Commercial Lines LLC , our inland barge unit, to a private consortium, generating net cash proceeds of $628 million. CSX has a 32 percent common interest in this joint venture. Completion of this transaction strengthened our balance sheet and allows us to focus more closely on the major tasks ahead of us.

CSX PERFORMANCE SHOULD IMPROVE MARKEDLY IN 1999. APPROXIMATELY 90 PERCENT OF CAPITAL SPENDING WILL BE RAIL-ORIENTED, WHERE RETURNS ARE HIGHEST AND MOST ASSURED. MANAGEMENT FOCUS WILL BE CENTERED ON CONRAIL INTEGRATION EFFORTS, REGAINING CORE EARNINGS MOMENTUM AND YEAR 2000 PREPARATIONS. ENHANCING SHAREHOLDER VALUE IS THE OVERRIDING GOAL.

We begin 1999 with enormous confidence in our future. The network of rail lines, yards, terminals, facilities and information systems we have put in place are world class and second to none. We have merged the best of CSX and Conrail and have a superb management team in place. With this "new" railroad, we are a clear step above where we ever could have been without the merger. Planning and preparations have been done well, and the year will go down as one of historic importance for the company.

With Conrail we are entering a new era for the company and for railroading in the East. We have expectations exceeding anything we could have imagined heretofore. We will have the ability to approach the marketplace on entirely new terms with expanded, fundamentally better service offerings, which we are confident will be well-received by the shipping public. The "new" railroad we are building should account for more than 60 percent and 80 percent of CSX total revenues and earnings, respectively, in 1999. Capital outlays will peak this year with nearly $1.4 billion invested in locomotives, rail cars, track, yards, signals, intermodal and information systems to further upgrade our combined network.

We are intent on generating consistently higher levels of core earnings. We are dedicated to the fundamental goal of operating the safest, most efficient railroad in the United States. Service improvement initiatives, network realignments, better equipment utilization, broader market reach and renewed focus on day-to-day costs should start taking the operating ratio down toward our long-term goal of 70 percent. Sea-Land results also should improve in 1999. Rates are the major determinant, and new deregulation in U.S. trade--authorizing confidential contracts with our customers--will benefit carriers offering global service and value-added performance.

CSX's outlook is dependent, in large measure, on the health of the U.S. economy. Our plans assume some slowdown from 1998's rapid rate of growth, but we do not foresee this to be a major obstacle. As we approach the end of the century, Year 2000 is also a significant issue for our technologically supported businesses. Preparations have been comprehensive, and most of the remedial work has been completed. Benchmark tests indicate an orderly changeover.

As we move from the transition year of 1998, we enter a new era with conviction about the strength of the company and its prospects. Much work is behind us; more important work remains to be done. Special thanks are due to our more than 46,000 employees for their ongoing efforts, and I want to take this opportunity to welcome the dedicated people from Conrail now joining us. The support of our employees, shareholders, customers, and the communities we serve is needed, highly valued and much appreciated.


/s/John W. Snow
   John W. Snow
   Chairman and Chief Executive Officer

[PHOTO]

NOTHING IS MORE IMPORTANT THAN THE WELL-BEING OF OUR EMPLOYEES. WE AIM TO OPERATE THE SAFEST RAILROAD IN THE WORLD, AND ARE WORKING WITH LABOR UNIONS AND GOVERNMENT AGENCIES TO ACCOMPLISH THIS. IN 1998, CSXT AND OUR MAJOR UNIONS INTRODUCED A UNIQUE "NEW COMPACT" TO TRANSFORM THE CULTURE OF OUR COMPANY AND USHER IN AN ERA OF UNDERSTANDING AND COOPERATION. THIS BREAKTHROUGH, STRONGLY SUPPORTED BY FEDERAL RAILROAD ADMINISTRATOR JOLENE MOLITORIS, DISCARDS THE ADVERSARIAL, PUNITIVE DISCIPLINARY SYSTEM PREVAILING FOR DECADES IN AMERICAN RAILROADING AND REPLACES IT WITH A COLLABORATIVE APPROACH THAT RECOGNIZES THE DIGNITY OF EACH INDIVIDUAL AND HIS OR HER ROLE IN OUR SUCCESS. JOINT COMMITTEES SET SAFETY POLICIES AND REVIEW RULE INFRACTIONS. BEHAVIORS ARE STUDIED, AND COUNSELING IS PROVIDED WHERE NECESSARY. THE PROGRAM IS OFF TO AN ENCOURAGING START. OUR OVERRIDING GOAL IN 1999 IS TO RANK BEST IN SAFETY BY SHARPLY REDUCING ALL CATEGORIES OF INJURIES, ACCIDENTS AND EQUIPMENT DAMAGE.

CSX Transportation Inc.
-----------------------

[PHOTO]

THE CSX TRANSPORTATION (CSXT) RAIL NETWORK IS THE LARGEST IN THE EASTERN HALF OF THE UNITED STATES. INCLUDING CONRAIL OPERATIONS, CSXT COVERS 23,000 ROUTE MILES AND INCLUDES 144 TERMINALS. OUR FLEET OF 3,600 LOCOMOTIVES IS IN EXCELLENT CONDITION, AND OUR 113,000 RAIL CARS SERVE THE SPECIFIC REQUIREMENTS OF MORE THAN 10,000 CUSTOMERS. EACH DAY APPROXIMATELY 1,700 TRAINS - MORE THAN ONE PER MINUTE - ARE ASSEMBLED AND DISPATCHED TO THEIR DESTINATIONS. WE ARE ESPECIALLY PROUD OF THE SKILLS AND PROFESSIONALISM OF OUR MORE THAN 28,000 EMPLOYEES, WHO WORK LONG HOURS UNDER OFTEN DIFFICULT CONDITIONS AND ARE DEDICATED TO BUILDING THE SAFEST AND MOST EFFICIENT RAILROAD IN AMERICA.


1998 was a transition year for CSX Transportation. Our focus was on planning for the seamless, efficient integration of Conrail operations, slated to take place in June 1999. The scope of this effort was comprehensive as scores of teams from all areas - operations, sales and marketing, information technology, as well as headquarters staff - devoted tens of thousands of man hours to determine how to best combine the two systems. Capital outlays, train scheduling, market demand patterns, asset utilization, track requirements, mechanical and repair shop logistics, human resources, labor contracts, environmental considerations, information technology and work order systems processing have all been reviewed, and much work has been completed. We are looking forward to operating our new railroad and realizing the substantial benefits of this transaction.

Rail earnings were down in 1998, after years of continued improvement. Revenues and carloads were lower and expenses were higher, with the latter due in part to the cost and burdens of integration planning efforts. Regaining railroad core earnings momentum is a top priority.

Winning more business is largely a function of service capability and quality. CSXT sales and marketing goals are linked tightly to operating plan initiatives to leverage benefits. Customers want a competitive price but demand on-time reliability and access to the right equipment at the right time and at the right place. Achieving 1999 objectives hinges on our ability to meet or exceed customer expectations. Revenues will be up substantially in 1999, largely reflecting the addition of Conrail and growth in most commodity markets.

A network redesign is underway to simplify the service delivery process by increasing the velocity of our railroad. "Rightsizing" the operating plan means better utilization of our locomotives, rail cars, crews and track capacity; i.e. fewer stops, longer hauls, less congestion at bottlenecks, priority dispatching and fewer crew starts. These efforts, combined with the start-up of our Local Area Management initiative, which is empowering field managers to make decisions at the customer level, should generate substantial transportation savings in 1999.

For many years, CSXT has had considerable success managing costs through the efforts of dedicated Performance Improvement Teams. In the mechanical area, substantial cost savings for materials, locomotive maintenance and related labor are earmarked. The engineering department will realize further savings with more efficient track maintenance and facility improvements. Support groups also will pare their budgets this year.

[PHOTO]

FUNDAMENTAL TO THE QUALITY AND POTENTIAL OF INTERMODAL OPERATIONS IS ON-TIME PERFORMANCE OVER THE CSX TRANSPORTATION NETWORK, WHICH AVERAGED NEARLY 90 PERCENT FOR THE YEAR. HIGH PERFORMANCE IS A "MUST HAVE" FOR THE PARCEL, TRUCKLOAD AND LESS-THAN-TRUCKLOAD SEGMENTS - ALL MAJOR CUSTOMERS OF CSXI.

CSX Intermodal Inc.
-------------------

[PHOTO]

INTERMODAL SERVICE - WHERE TRAILERS AND CONTAINERS ARE PLACED ON RAIL CARS FOR LONGER HAULS - IS THE RAIL INDUSTRY'S FASTEST GROWING SECTOR. THE CONRAIL TRANSACTION POSITIONS US EXTREMELY WELL IN THIS KEY MARKET, AND SIGNIFICANT INVESTMENTS WERE MADE IN 1998 TO STRENGTHEN THE COMPANY AND PREPARE FOR GROWTH. WE EXPECT INTERMODAL VOLUME AND REVENUE TO CLIMB SIGNIFICANTLY OVER THE NEXT SEVERAL YEARS.


In 1998, CSX Intermodal Inc. (CSXI) neared completion of a $130 million terminal expansion program including new facilities in Chicago, Philadelphia, Cleveland and Atlanta. At key markets in the Midwest, Northeast and South, CSXI now has significantly more terminal capacity than any other intermodal provider. These outlays, complemented by the completion of the railroad's $220 million project to rebuild and improve its superb water level route, create a state-of-the-art "superhighway" between Chicago, New York and New England.

The Conrail transaction also affords outstanding growth opportunities in major north/south markets. Single-line service into the Northeast will add substantial volume on CSXT rail lines that parallel the I-95 and I-85 corridors, and operating efficiencies will increase movements on the I-75 corridor to the Midwest. The overwhelming portion of this business now moves on trucks. We will provide a lower-cost, more environmentally favorable intermodal alternative.

Financial results were off in this transition year. Severe congestion in the western rail network was costly, seriously curtailing transcontinental movements. This situation is now much improved. Enhanced service offerings and partnerships with key customers should produce stronger results in 1999.

[PHOTO]

[PHOTO]

U.S.-INTERNATIONAL SHIPPING WILL BE DEREGULATED THIS YEAR, ELIMINATING THE REQUIREMENT TO POST TARIFFS AND ENABLING SHIPPERS AND CARRIERS TO ENTER INTO CONFIDENTIAL CONTRACTS. SEA-LAND HAS WORKED FOR SEVERAL YEARS TO CONVINCE CONGRESS THAT FREE MARKET PRINCIPLES SHOULD PREVAIL IN THE SHIPPING INDUSTRY AS IN OTHER BUSINESSES. LEGISLATION AUTHORIZING DEREGULATION WAS PASSED IN OCTOBER 1998 AND BECOMES EFFECTIVE IN MAY 1999. UNFETTERED COMPETITION FOR CARGO WILL BENEFIT LOW-COST, HIGH-VALUE SERVICE CARRIERS SUCH AS SEA-LAND AND ENHANCE OUR COUNTRY'S COMPETITIVE POSITION IN WORLD MARKETS.

Sea-Land Service Inc.
---------------------

[PHOTO]

OPERATING A FLEET OF 94 VESSELS AND OVER 220,000 CONTAINERS, SEA-LAND IS BY FAR THE LARGEST U.S.-BASED OCEAN CARRIER AND A LEADER IN THIS GLOBAL INDUSTRY. AN IMPORTANT FACTOR IN VIRTUALLY ALL INTERNATIONAL TRADE LANES, THE COMPANY ALSO HAS A STRONG PRESENCE IN DOMESTIC BUSINESS TO AND FROM THE CONTINENTAL UNITED STATES AND ALASKA, HAWAII AND PUERTO RICO.

Sea-Land's highly efficient network of terminals throughout the United States, Asia, Europe, Latin America and the Middle East, leading information systems, keen customer focus and logistics support services meet the challenging requirements of major customers moving cargo worldwide. Profits have declined over the past two years, but Sea-Land's sustained ability to lower costs and operate flexibly have mitigated the impact of extremely difficult economic conditions and weak market fundamentals.

For several years, vessel over-capacity has been a constraining factor on ocean-shipping rates. With demand for container shipping growing as production of consumer goods has shifted to emerging nations, foreign carriers have been building a new generation of fast, massive ships. The high rate of delivery of these vessels in 1997 and 1998 has overshadowed demand growth, and rates have been under considerable pressure.

The 1998 meltdown of key Asian economies and recession in Japan exacerbated this situation. Weak Asian currencies made goods from the region highly attractive to consumers in the United States and Europe. But while ships have been full leaving Asia, there has been a severe fall-off in cargo for the return trip. Accordingly, our ships have been carrying a high proportion of empty containers back to Asia for loading. In normal times, containers would be carrying commodities and high-rated refrigerated foodstuffs, positioned for customers in Asia and reloaded for the voyage back. Since costs for carrying a full or empty container are roughly equal, the trade imbalance severely affected 1998 operating earnings. The near collapse of the Russian economy and damage to facilities in Puerto Rico and Latin America caused by hurricanes late in the year also hurt Sea-Land's results.

We believe shipbuilding has slowed and capacity will start coming back into line with cargo demand. In the meantime, Sea-Land remains focused on lowering costs across the board. A long-standing alliance with Maersk, the large, high-quality Danish shipping company, continues to benefit both companies through vessel-sharing and terminal tradeoffs. Sea-Land also is moving some data processing and shipment management functions to offshore locations, increasing efficiency and reducing expenses.

Major carriers serving Asian trades hard hit by prevailing conditions have given shippers notice that rates for shipments from Asia will increase markedly in 1999 to help cover round-trip costs outlined above. We are mindful, however, that the global economic outlook remains uncertain. While there are some indications that Asia is on the mend, Brazil and Latin America now have problems and Russia remains a major question mark. A healthy U.S. economy and continuing strength in Europe should bolster the trade outlook.

[PHOTO]

CONSISTENTLY DELIVERING INNOVATIVE LOGISTICS SOLUTIONS IS THE KEY TO CTI'S SUCCESS. BY COMBINING EMPLOYEE EXPERTISE AND PROCESS REDESIGN WITH STATE-OF-THE-ART TECHNOLOGY, CTI HAS BECOME AN INVALUABLE PARTNER FOR COMPAQ COMPUTER AT THEIR PRIMARY MANUFACTURING OPERATION IN HOUSTON, TEXAS.

Customized Transportation Inc.
------------------------------

[PHOTO]

NOW A $400 MILLION COMPANY, CUSTOMIZED TRANSPORTATION (CTI) REMAINS ONE OF THE NATION'S LEADING THIRD-PARTY LOGISTICS PROVIDERS, OFFERING INVENTORY MANAGEMENT, WAREHOUSING, ASSEMBLY AND JUST-IN-TIME DELIVERY SERVICES. CTI'S REPUTATION IS BUILT ON ITS ABILITY TO EFFECTIVELY MANAGE CRITICAL LOGISTICS PROCESSES FOR SERVICE-SENSITIVE CLIENTS IN THE MANUFACTURING, AUTOMOTIVE, ELECTRONICS, HEAVY MACHINERY, TIRE, CHEMICAL, RAIL AND CONSUMER DURABLE INDUSTRIES.


CTI again achieved its performance goals in 1998, recording 21 percent higher earnings on revenue gains of 5 percent. These results reflect its commitment to excellence working in 129 locations and serving many of the best-known names in worldwide business. CTI has implemented proprietary, sophisticated logistics software systems for managing high volume parts flows, assembly processes and distribution activities. Last year, the company handled 102.2 million transactions at a 99.9867 percent accuracy rate.

CTI continues to broaden its reach and penetrate new markets. Since 1993, CTI's revenue generated from general industry customers has grown from 20 to 37 percent. CTI also enhanced its position within its traditional automotive franchise in 1998. CTI shares its expertise with CSX Transportation and other CSX business units, providing transportation and logistics management support services to reduce costs.

Since 1994, revenues have more than doubled and earnings have nearly tripled. This business is not capital intensive, fueled largely by the expertise of its people and systems employed. CTI has consistently generated positive cash flows for CSX and should have another fine year in 1999.

Public Policy
-------------

CSX PLAYS AN ACTIVE ROLE IN PUBLIC POLICY DEBATES THAT AFFECT THE INTERESTS OF OUR COMPANY, CUSTOMERS, EMPLOYEES AND SHAREHOLDERS. OUR OBJECTIVE IS TO PROTECT AND ENHANCE OUR ABILITY TO PROVIDE SAFE, RELIABLE AND EFFICIENT TRANSPORTATION SERVICE AND SUPERIOR SHAREHOLDER VALUE.

REREGULATION: The most important public policy issue affecting U.S. railroads and their customers this year almost certainly will be the debate over reregulating the rail industry. Reregulation threatens to erode the dramatic improvements railroads have achieved in service, safety, productivity and profitability over the past two decades.

Prior to passage of the Staggers Rail Act of 1980, which freed the U.S. rail industry from outdated economic regulation, railroads were among the most tightly regulated - and least profitable industries in the United States. By the late 1970s, the rail industry was on the verge of collapse, plagued by frequent accidents, loss of market share to trucking, and pathetic returns on investment.

Deregulation reversed the rail industry's downward spiral by mandating that competition and market forces determine rail prices. Revitalized railroads unleashed a wave of innovations, productivity gains and new service offerings that improved safety, reduced costs and attracted new business. The resulting improvement in profitability stimulated massive new investment that produced still more innovations and productivity gains.

Today, rail deregulation is almost universally credited with producing an American rail renaissance that is the envy of the world. Since 1980, U.S. rail productivity has nearly tripled, inflation-adjusted freight rates have fallen by more than half, and employee injuries and illnesses have dropped by two-thirds.

Despite the success of deregulation, the regulatory balance Congress struck with the Staggers Act is under attack by some shippers who want the federal government to intervene in commercial relationships between railroads and customers. Proponents of reregulation want the federal government to force railroads to allow other carriers to operate over their privately owned tracks without fair compensation. Far from creating free market competition, this so-called "open access" would have to be administered by a government agency and would result in burdensome regulatory proceedings. Other proposals would undermine the Staggers Act by gutting its key provisions, making almost all prices subject to challenge before a regulatory agency.

With each scenario, the fundamental question is whether rail customers are better off relying on the political arena or the free market to provide the service they require at fair prices. History and economic analysis demonstrate that increased government intervention in the marketplace does not provide customers with better service over the long term. Rather, it is more likely to lead to deteriorating service and a weakened infrastructure.

Working closely with shippers, rail labor unions, environmental and highway safety groups and members of Congress, CSX will fight to preserve the benefits of deregulation. Reregulating the rail industry would have severe consequences for jobs, safety, highway congestion and efficient freight transportation. We cannot afford to allow special interests to jeopardize the indisputable progress that deregulation has produced for all Americans who rely on railroads for reliable, safe and environmentally responsible freight transportation.

RAIL SAFETY: Congress is reviewing the Federal Rail Safety Act this year. One issue is whether and how the Federal Railroad Administration (FRA) should intervene in areas such as worker fatigue, which rail labor and management are cooperatively addressing. CSX favors cooperative approaches that promise to craft a variety of remedies rather than a one-size-fits-all, government-mandated solution. CSX also supports a shift from government mandates to performance standards, which are increasingly used in the private sector and government. Under this approach, the FRA would set stringent safety standards without dictating how railroads should achieve these goals.

PASSENGER SERVICE: With the Conrail acquisition, CSX will have more passenger operations on its rail network. We intend to cooperate fully with passenger lines to ensure service for their customers. We will do so with the understanding that safety remains our top priority, along with maintaining efficient freight rail services. In addition, we must not be forced to subsidize passenger operations. America deserves both world-class freight and passenger service.

MARITIME REFORM: The maritime industry achieved a milestone with passage of the Ocean Shipping Reform Act of 1998, which set in motion competitive forces that will reshape the container-shipping business. This historic legislation, which takes effect May 1, 1999, revamps a 1984 law governing international container shipping to and from U.S. ports, abolishes government tariff filing requirements and allows confidential contracting between shippers and carriers.

Deregulation is extremely important both to Sea-Land and to its customers. Allowing shippers to enter into confidential service contracts will foster flexible and creative approaches to meeting customer requirements. These reforms will give shippers and carriers important new incentives to work together to design tailored transportation solutions that achieve both parties' requirements.

GLOBAL CLIMATE CHANGE: Whether global warming is actually occurring and what might be the cause is a matter of debate. There is no doubt, however, that actions to force a reduction of carbon dioxide and other gases produced by industrial activity would punish many CSX customers and harm the U.S. economy. CSX supports safeguarding the environment, but we oppose extreme reactions to unproven beliefs that would serve to hamper our nation's economic growth while allowing developing countries to continue growing without restraint. CSX favors a more reasonable response to limiting greenhouse gas without undermining economic growth.

FUEL TAX EQUITY: CSX and other U.S. railroads are seeking to repeal an unfair tax on diesel fuel. Railroads and trucks pay 4.3 cents in taxes for every gallon of diesel they consume. While the railroads' tax is earmarked for reducing the federal budget deficit, the tax paid by trucks goes into the Highway Trust Fund to support highway improvement. Thus railroads, which invest billions of dollars each year to maintain their track structure, also must pay a fuel tax to support deficit reduction, while the same tax paid by the railroads' major competitors goes to improving the publicly funded highway system on which they operate. Fairness dictates that a more equitable approach must be found.

TORT REFORM: CSX is an active supporter of efforts to restore rationality to our civil justice system through tort reform. Laws define unacceptable conduct and set penalties to be imposed for those who disregard the rule of law. Punitive damages, however, distort the rule of law by imposing huge damages for ill-defined actions. There is something inherently unfair about a system that allows outrageous punitive awards that bear little or no relationship to the damages plaintiffs seek to recover. Such a system rewards lawyers who inflame jurors and persuade them to act on emotion rather than facts.

COMMUNITY RELATIONS: Through its business operations and employees, CSX lends a helping hand to communities around the world. CSX supports a multitude of philanthropic activities developed and/or sponsored by corporate headquarters and the operating units. Many of the company's initiatives focus on education and children.

In 1998, CSX launched an innovative environmental scholarship program through a partnership with the National Audubon Society and United Negro College Fund. The $1.5 million program provides two-year scholarships and paid internships at CSXT and NAS for exceptional students attending historically black colleges and universities. CSX also partnered with the mayor of New Orleans and the New Orleans Parks Department to provide a summer recreational program for New Orleans' youth.

CSXT participates in more than 300 initiatives - such as Success Express, Take Stock in Children and the Wonderland Express to help improve the quality of life in communities where the railroad operates. With Success Express, CSXT continued its commitment to Jacksonville's historically black Edward Waters College by helping to generate enrollments. The Take Stock in Children program offers mentoring and scholarship support for disadvantaged youth. The railroad also is a major contributor to the Wonderland Express, a model railroad exhibit that supports the Ronald McDonald House.

When CSX Intermodal completed its 59th Street terminal in October, it hosted an opening festival for 3,000 neighborhood residents. More importantly, the facility will be run in large measure by local hires.

Sea-Land's assistance extends well beyond its corporate headquarters. In addition to supporting a variety of cultural organizations in Charlotte, the company regularly contributes to the United Way, Boy Scouts, arts and education and local colleges. In 1998, Sea-Land created a partnership with Communities in Schools to mentor local students on careers in shipping. Continuing a long tradition of supporting relief efforts around the world, Sea-Land also provided hundreds of free shipments of supplies to Central America and the Dominican Republic to assist areas devastated by hurricanes.

Safety and Environmental Policy
-------------------------------

WE TAKE SERIOUSLY OUR RESPONSIBILITY TO PROTECT THE HEALTH AND WELL BEING OF OUR EMPLOYEES AND THE COMMUNITIES IN WHICH WE OPERATE. WE ARE PROUD OF OUR PROGRESS, BUT WE WILL NOT BE SATISFIED UNTIL WE REACH OUR GOAL OF ZERO ACCIDENTS AND INJURIES AND THE BEST ENVIRONMENTAL RECORD IN THE INDUSTRY.

CSX Transportation's safety program is built on a solid foundation of carefully designed policies, sound operating practices, frequent and comprehensive training, exhaustive monitoring and continuous refinement. Essential to the success of CSXT's safety effort, however, is the active support of rail labor in designing and managing the safety process.

Since 1989, CSXT's train accident rate has fallen 39 percent, the number of highway-rail accidents has been reduced by half, and the employee injury rate has declined 73 percent. Some slippage was experienced in key safety measures in 1998, but steps were taken during the year to reinvigorate the safety process under the operating department's new leadership. Importantly, in 1998 we entered into a "New Compact" with our labor unions addressing safety from a much more progressive, mutually constructive standpoint. We're confident that this unique initiative and our comprehensive planning for the Conrail integration will allow for a safe transition to the new CSXT and accelerate the pace of safety improvement.

At Sea-Land, rigorous safety programs are in place aboard every vessel and at every terminal, port and facility. Increased safety awareness, better training and effective sharing of best practices among ships and terminals have yielded greatly improved safety results. Since 1993, the shipboard incident rate has fallen by 71 percent, while the incident rate at terminals has dropped 37 percent over the same period.

Each CSX company that handles hazardous materials has plans and training programs to ensure the highest standards of safety and environmental compliance. The volume of hazardous material carloads handled by CSXT has increased 22 percent over the past decade, while the number of derailments involving the release of a hazardous material has decreased 70 percent. In 1998, CSXT handled more than 340,000 loads of hazardous materials, yet there were only nine derailments in which hazardous materials were released. Sea-Land has achieved similar success in hazmat handling: out of more than 100,000 hazmat loads handled in 1998, there were only six incidents involving a release of any kind.

ENVIRONMENTAL STEWARDSHIP ALSO IS A TOP PRIORITY FOR CSX COMPANIES. AT CSXT, A COMPREHENSIVE ENVIRONMENTAL EFFORT INCLUDES EMPLOYEE AWARENESS PROGRAMS, ENVIRONMENTAL TRAINING SESSIONS, RAIL TERMINAL COMPLIANCE, AUDITING AND REPORTING PROCEDURES.

CSXT has made giant strides improving its environmental compliance record, reducing spills and wastewater permit violations by 97 percent since 1991. CSXT recycles enormous quantities of steel and other metals from old locomotives, freight cars and rail track. The railroad also recycles about 500,000 pounds of batteries, 400 tons of aluminum cans and office paper, and 1.2 million wooden crossties each year.

Sea-Land also follows strict procedures to comply with environmental laws and regulations. Oily bilge water is never discharged at sea, and wastes are incinerated or retained on board for proper disposal ashore. Regular shipboard emergency drills are designed to contain and clean up any accidental spills of hazardous materials before they enter the sea. At Sea-Land terminals, waste oil is recycled, containments are built around fuel storage tanks and stations, and storm water runoff is carefully controlled to avoid any contaminants reaching public sewage systems.

Along with increased cooperation and coordination with customers and government agencies, excellence in environmental and safety performance will continue to be an integral part of all our business activities.

Financial Information





                    Financial Policy 18

                    Management's Discussion and Analysis
                    of Financial Condition and Results of Operations 19

                    Consolidated Statement of Earnings 30

                    Consolidated Statement of Cash Flows 31

                    Consolidated Statement of Financial Position 32

                    Consolidated Statement of Changes in Shareholders'
                    Equity 33

                    Notes to Consolidated Financial Statements 34

                    Report of Ernst & Young LLP, Independent Auditors 49

FINANCIAL POLICY


CSX'S FINANCIAL PRINCIPLES
The management of CSX Corporation reports the company's financial condition and results of operations in an accurate, timely and conservative manner in order to give shareholders the information they need to make investment decisions about the company. In this section of our annual report, financial information is presented to assist you in understanding the sources of earnings, the financial resources of the company and the contributions of the major business units.

Our key objective is to increase shareholder value by improving the return on invested capital and maximizing free cash flow. To achieve these goals, managers utilize the following guidelines in conducting the financial activities of the company:

   Capital -- CSX business units are expected to earn returns in excess of the CSX cost of capital. Business units that do not earn a return above the CSX cost of capital and do not generate an adequate level of free cash flow over an appropriate period of time will be evaluated for sale or other disposition.

   Taxes -- CSX will pursue all available opportunities to pay the lowest federal, state and foreign taxes, consistent with applicable laws and regulations and the company's obligation to carry a fair share of the cost of government. CSX also works through the legislative process for lower tax rates.

   Debt Rating -- The company will strive to maintain its investment grade debt ratings, which allow cost-effective access to financial markets. The company will manage its business operations in a manner consistent with meeting this objective, insuring adequate cash to service its debt and fixed charges.

   Derivative Financial Instruments -- From time to time the company may employ derivative financial instruments as part of its risk management program. The objective is to manage specific risks and exposures, not to trade such instruments for profit or loss.

   Dividends -- The cash dividend is reviewed regularly in the context of inflation and competitive dividend yields. The dividend may be increased periodically if cash flow projections and reinvestment opportunities show the higher payout level will best benefit shareholders.

CSX cannot always guarantee that its goals will be met, despite its best efforts. For example, revenue and operating expenses are affected by the state of the economy and the industries the company serves. In addition, changes in regulatory policy can drastically change the cost and feasibility of certain operations. Factors such as these, along with the uncertainty involved in predicting future events, should be borne in mind when reading company projections or forward-looking statements in this report.


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
The consolidated financial statements of CSX have been prepared by management, which is responsible for their content and accuracy. The statements present the results of operations, cash flows and financial position of the company in conformity with generally accepted accounting principles and, accordingly, include amounts based on management's judgments and estimates.

CSX and its subsidiaries maintain internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized by management and are recorded in conformity with generally accepted accounting principles. Controls include accounting tests, written policies and procedures and a code of corporate conduct routinely communicated to all employees. An internal audit staff monitors compliance with and the effectiveness of established policies and procedures.

The Audit Committee of the board of directors, composed solely of outside directors, meets periodically with management, internal auditors and the independent auditors to review audit findings, adherence to corporate policies and other financial matters. The firm of Ernst & Young LLP, independent auditors, has been engaged to audit and report on the company's consolidated financial statements. Its audit was conducted in accordance with generally accepted auditing standards and included a review of internal accounting controls to the extent deemed necessary for the purpose of its report, which appears on page 49.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (All references to earnings per share assume dilution)


DESCRIPTION OF BUSINESS
CSX Corporation, headquartered in Richmond, Va., is a leading provider of multimodal freight transportation and contract logistics services around the world. CSX's unique combination of rail, container-shipping, intermodal and logistics services offers shippers global reach unmatched by any other freight transportation company. The company's goal, advanced at each of its business units, is to provide efficient, competitive transportation and related services for customers and to deliver superior value to CSX shareholders.

CSX TRANSPORTATION INC.
CSXT is a major eastern railroad, providing rail freight transportation over a network of more than 18,000 route miles in 20 states, the District of Columbia and Ontario, Canada. Headquartered in Jacksonville, Fla., CSXT accounted for 50% of CSX's operating revenue and 89% of operating income in 1998.

In 1999, CSXT's rail system will expand significantly with the integration of Conrail lines in the Northeast, brought about by the joint CSX/Norfolk Southern acquisition of Conrail that was approved by federal regulators in 1998. After integration, CSXT will operate in every major market east of the Mississippi River with a network comprised of over 23,000 route miles in 23 states and Canada, plus additional rail service in certain geographic areas that Conrail will operate for the joint benefit of CSX and Norfolk Southern.

SEA-LAND SERVICE INC.
Sea-Land is the largest U.S.-based ocean carrier and a leader in the global shipping industry. The carrier operates a fleet of 94 container ships and 220,739 containers in U.S. and foreign trade and serves 120 ports. In addition, Sea-Land operates 30 marine terminal facilities across its global network. Headquartered in Charlotte, N.C., Sea-Land accounted for 40% of CSX's operating revenue and 11% of operating income in 1998.

CSX INTERMODAL INC.
CSXI provides transcontinental intermodal transportation services and operates a network of dedicated intermodal facilities across North America. Every week, CSXI runs more than 300 dedicated trains between its 34 terminals. CSXI accounted for 7% of CSX's operating revenue and 3% of operating income in 1998. Its headquarters are located in Jacksonville, Fla. CSXI's intermodal network will expand to 49 terminals in 1999 as a result of the integration of Conrail operations.

CUSTOMIZED TRANSPORTATION INC.
CTI is one of the nation's leading third-party logistics providers, offering inventory management, distribution, warehousing, assembly and just-in-time delivery services. Headquartered in Jacksonville, Fla., CTI is the fastest-growing unit of CSX. CTI accounted for 4% of CSX's operating revenue and 2% of operating income in 1998.

NON-TRANSPORTATION
Resort holdings include the Mobil Five-Star and AAA Five-Diamond hotel, The Greenbrier in White Sulphur Springs, W.Va., and the Grand Teton Lodge Company in Moran, Wyo. CSX Real Property Inc. is responsible for sales, leasing and development of CSX-owned properties. CSX holds a majority interest in Yukon Pacific Corporation, which is promoting construction of the Trans-Alaska Gas System to transport Alaska's North Slope natural gas to Valdez for export to Asian markets.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS


Net Earnings
(Millions of Dollars, Except Per Share Amounts*)

                                              1998                    1997                     1996
---------------------------------------------------------------------------------------------------------
                                                     Per                     Per                     Per
Description (all after tax)              Amount     Share        Amount     Share        Amount     Share
---------------------------------------------------------------------------------------------------------

Net Earnings as Reported                 $537      $2.51          $799     $3.72          $855      $4.03
Effect of Conrail Investment              162        .76            97       .45            --         --
Net Investment Gain                       (90)      (.42)           --        --            --         --
Restructuring Credit                      (19)      (.09)           --        --            --         --
---------------------------------------------------------------------------------------------------------
Net Earnings as Adjusted                 $590      $2.76          $896     $4.17          $855      $4.03
---------------------------------------------------------------------------------------------------------

*  Prior-period  amounts  have been  restated  to reflect  clarification  of the
   treatment  of  certain  stock-based   compensation  plan  shares  under  FASB
   Statement No. 128, "Earnings per Share."

1998 VS. 1997 Net earnings for 1998 totaled $537 million, $2.51 per share, compared with $799 million, $3.72 per share in 1997. The 1998 results include a net investment gain of $154 million, $90 million after tax, 42 cents per share, primarily from the conveyance of the company's barge subsidiary, American Commercial Lines LLC (ACL), to a joint venture. Also included in the 1998 results is a one-time restructuring credit of $30 million, $19 million after tax, or 9 cents per share to reverse a previous charge for separation and labor protection costs.

Financial results for both 1998 and 1997 include significant items associated with the company's investment in Conrail. Under the equity method of accounting, CSX recognizes earnings from its 42% share of Conrail's net income and expense arising from the allocation of the joint CSX/Norfolk Southern purchase price to Conrail's depreciable property and other assets and liabilities. CSX also is incurring interest on the debt issued to acquire the Conrail investment, as well as various acquisition and transition expenses. On a combined basis, these items reduced the company's net earnings by $162 million, 76 cents per share, in 1998 and $97 million, 45 cents per share, in 1997. Excluding the effects of the Conrail investment and non-recurring items, net earnings would have been $590 million, $2.76 per share, in 1998 and $896 million, $4.17 per share in 1997.


Operating Results
(Millions of Dollars)
                                                1998
                              --------------------------------------------------
                                      Container Inter- Contract  Elim./
                               Rail   Shipping  modal  Logistics Other  Total
--------------------------------------------------------------------------------

Operating Revenue              $4,956  $3,916    $648    $408     $(30)  $9,898
                               -------------------------------------------------
Operating Expense
 Labor and Fringe Benefits      1,974     959      50     157       --    3,140
 Materials, Supplies and Other  1,057   1,285     117      54       --    2,513
 Building and Equipment Rent      382     596      81      43       --    1,102
 Inland Transportation           (159)    734     348     103      (30)     996
 Depreciation                     450     130      18      11       --      609
 Fuel                             251     141       1      11       --      404
 Miscellaneous(b)                  --     (62)     --      --       66        4
 Restructuring Credit             (30)     --      --      --       --      (30)
                               -------------------------------------------------
     Total Expense              3,925   3,783     615     379       36    8,738
                               -------------------------------------------------
Operating Income               $1,031  $  133    $ 33   $  29     $(66)  $1,160
                               -------------------------------------------------
Operating Income as Adjusted(c)$1,001  $  133    $ 33   $  29     $(66)  $1,130
                               -------------------------------------------------
Operating Ratio(c)               79.8%   96.6%   94.9%   92.8%
                               -------------------------------------------------
Average Employment             28,358   8,690     786   3,399
                               -------------------------------------------------
Property Additions             $1,212  $   54    $ 99  $   17
--------------------------------------------------------------------------------


Operating Results
(Millions of Dollars)
                                                1997
                               -------------------------------------------------
                                      Container Inter- Contract  Elim./
                               Rail   Shipping  modal  Logistics Other  Total
--------------------------------------------------------------------------------
Operating Revenue              $4,989   $3,991   $669    $389    $583   $10,621
                               -------------------------------------------------
Operating Expense
 Labor and Fringe Benefits      1,963      903      56    153     151     3,226
 Materials, Supplies and Other    878    1,191     119     61     262     2,511
 Building and Equipment Rent      349      600      77     45      40     1,111
 Inland Transportation           (158)     757     356     83     (35)    1,003
 Depreciation                     429      128      14     10      39       620
 Fuel                             299      197       1     13      57       567
 Miscellaneous(b)                  --      (63)     --     --      63        --
 Restructuring Credit              --       --      --     --      --        --
                               -------------------------------------------------
     Total Expense              3,760    3,713     623    365     577     9,038
                               -------------------------------------------------
Operating Income               $1,229   $  278    $ 46   $ 24    $  6   $ 1,583
                               -------------------------------------------------
Operating Income as Adjusted(c)$1,229   $  278    $ 46   $ 24    $  6   $ 1,583
                               -------------------------------------------------
Operating Ratio(c)               75.4%    93.0%   93.1%  93.8%
                               -------------------------------------------------
Average Employment             27,864    9,105     800  2,334
                               -------------------------------------------------
Property Additions             $  712   $  251    $ 32   $ 13
--------------------------------------------------------------------------------


Operating Results
(Millions of Dollars)
                                               1996
                               -------------------------------------------------
                                     Container Inter-  Contract   Elim./
                               Rail  Shipping  modal   Logistics  Other  Total
--------------------------------------------------------------------------------
Operating Revenue              $4,909  $4,051    $660    $316      $600  $10,536
                               -------------------------------------------------
Operating Expense
  Labor and Fringe Benefits     1,933     900      63     124       138    3,158
  Materials, Supplies and Other   919   1,190     109      49       242    2,509
  Building and Equipment Rent     365     630      73      40        35    1,143
  Inland Transportation          (160)    750     364      64       (22)     996
  Depreciation                    416     135      15       9        36      611
  Fuel                            309     192       1      13        59      574
  Miscellaneous(b)                 --     (64)     --      --        87       23
  Restructuring Credit             --      --      --      --        --       --
                               -------------------------------------------------
     Total Expense              3,782   3,733     625     299       575    9,014
                               -------------------------------------------------
Operating Income               $1,127  $  318    $ 35    $ 17      $ 25   $1,522
                               -------------------------------------------------
Operating Income as Adjusted(c)$1,127  $  318    $ 35    $ 17      $ 25   $1,522
                               -------------------------------------------------
Operating Ratio(c)              77.0%   92.2%    94.7%   94.5%
                               -------------------------------------------------
Average Employment            28,559   8,982    1,090   2,120
                              --------------------------------------------------
Property Additions             $ 764  $  307     $ 24   $  15
--------------------------------------------------------------------------------

(a)On June 30, 1998, CSX conveyed its wholly owned barge subsidiary to a joint venture in which it holds a 32% common ownership interest. Due to the reduction in ownership percentage, CSX has accounted for its investment in the barge company under the equity method retroactive to the beginning of the fiscal year. For periods prior to fiscal year 1998, the barge company was accounted for as a consolidated subsidiary and its results appear in the Eliminations/Other category for 1997 and 1996.

(b)A portion of intercompany interest income received from the CSX parent company has been reclassified as a reduction of Miscellaneous expense by the container-shipping unit. This amount was $62 million, $63 million and $64 million in 1998, 1997 and 1996, respectively, and the corresponding charge is included in Eliminations/Other.

(c) Excludes restructuring credit.

Consolidated operating revenue totaled $9.9 billion, a decrease of $723 million, or 7%, from 1997. A significant portion of the revenue decline, $618 million, is attributable to the conveyance of the company's barge unit to a joint venture in the third quarter of 1998 and the resulting exclusion of barge activity from 1998 operating income. Due to a reduction in the company's ownership interest to 32% of the new venture, CSX accounted for its investment in the venture under the equity method retroactive to the beginning of the fiscal year. For periods prior to fiscal 1998, ACL was accounted for as a consolidated subsidiary.

                             Fixed Charge Coverage

                                     [GRAPH]

                        '94    '95*   '96    '97    '98*
                        3.1x   3.2x   4.0x   2.6x   1.8x

               *Excluding the restructuring charge in 1995 and the
                restructuring credit in 1998, fixed charge coverage for 1995 and 1998 would have been 3.7x and 1.8x, respectively.


Operating revenue was down from the prior year at the rail, container-shipping, and intermodal business units. The rail unit, CSX Transportation (CSXT), suffered primarily from weak demand for export coal. Sea-Land's revenues were negatively impacted by the Asian economic crisis, while the intermodal unit struggled with congestion on the western rail network.

CSX's operating expenses totaled $8.74 billion for 1998, down $300 million from the prior year; however, $549 million of the decline represents barge unit expenses not included in operations in 1998. Other favorable items include the $30 million restructuring credit recorded by the rail unit, lower fuel costs that benefited the company $106 million on a consolidated basis, and lower stock compensation expense resulting from the company's lower stock price. Higher operating expenses associated with changes in traffic mix at the rail unit and inbound/outbound cargo imbalances in major trade lanes at the container-shipping unit offset these favorable variances.

Other income increased to $119 million from 1997's $51 million. Contributing to the increase was the $154 million net investment gain, partially offset by higher Conrail transition expenses.

Earnings per share for all prior periods have been restated to reflect clarification of the treatment of certain stock-based compensation plan shares under FASB Statement No. 128, "Earnings per Share." Earnings per share were revised to $3.72 from $3.62 for 1997, and to $4.03 from $3.96 for 1996.


1997 VS. 1996 CSX produced net earnings of $799 million, $3.72 per share, for the fiscal year ended Dec. 26, 1997, compared with $855 million, $4.03 per share in 1996. The 1997 results included the impact on earnings of the company's investment in Conrail. The combined effect of interest on Conrail-related debt, equity in Conrail's net earnings, purchase price amortization, and acquisition and transition


                            Average Return on Assets
                                   (Percent)

                                    [GRAPH]

                         '94   '95*  '96   '97   '98*
                         4.8   4.4   5.9   4.3   2.7

                *Excluding the restructuring charge in 1995 and the
                 restructuring credit in 1998, return on assets in 1995 and 1998 would have been 5.6% and 2.6%, respectively.

                            Average Return on Equity
                                   (Percent)

                                    [GRAPH]

                         '94   '95*  '96   '97   '98*
                        18.6  15.5  18.9  15.2   9.2

                 *Excluding the restructuring charge in 1995 and the
                  restructuring credit in 1998, return on equity in 1995 and 1998 would have been 19.1% and 8.9%, respectively.

expenses reduced CSX's net earnings for 1997 by $97 million, 45 cents per share. Net earnings for 1996 were not affected significantly by the Conrail transaction since CSX did not acquire an investment in Conrail until late in the year.

Consolidated operating revenue for 1997 was $10.62 billion, a 1% increase over 1996. CSXT contributed $80 million of the additional revenue, largely resulting from strength in its automotive business unit, chemicals and most other merchandise groups. CTI posted operating revenue of $389 million, an increase of $73 million, or 23%, over 1996, as the contract logistics unit continued its rapid growth. Despite generating significant volume increases, Sea-Land's revenue decreased $60 million from 1996 due to continued rate weakness across all major trade lanes.

Consolidated operating income for 1997 was $1.58 billion, an increase of $61 million, or 4%, over 1996. Operating expenses remained relatively flat, allowing much of the revenue increase to flow to the bottom line. Other income increased $8 million over 1996, largely due to an increase in net income from CSX's investment in Conrail, partially offset by miscellaneous expenses.

BUSINESS SEGMENT RESULTS
RAIL RESULTS

Rail Traffic by Commodity
                                           Carloads                              Revenue
                                          (Thousands)                     (Millions of Dollars)
                              -----------------------------------------------------------------------
                                1998         1997        1996            1998       1997       1996
-----------------------------------------------------------------------------------------------------

Automobiles                      412         387          367           $ 533       $ 543       $ 520
Chemicals                        444         435          409             731         747         721
Minerals                         455         445          430             398         394         381
Food & Consumer                  142         149          134             156         163         148
Agricultural Products            277         269          261             360         347         343
Metals                           318         316          277             318         314         290
Forest Products                  457         471          466             493         499         499
Phosphates & Fertilizer          539         506          511             302         292         279
Coal                           1,651       1,714        1,711           1,498       1,560       1,584
                              -----------------------------------------------------------------------
     Total                     4,695       4,692        4,566           4,789       4,859       4,765
                              --------------------------------
Other Revenue                                                             167         130         144
                                                                       ------------------------------
     Total Operating Revenue                                           $4,956      $4,989      $4,909
-----------------------------------------------------------------------------------------------------

1998 VS. 1997 CSXT produced operating income of $1.03 billion in 1998, down 16% from 1997. Operating revenue was down slightly from the prior year, to $4.96 billion. While merchandise revenue saw modest gains on increased traffic, coal revenue declined $62 million on 4% fewer carloads. The decline in coal revenue was attributable to the strong U.S. dollar and competition from foreign coal producers, which softened the demand for export coal.

CSXT experienced growth in several merchandise commodity groups during 1998. Agricultural product moves were up 3% due to strong demand for Midwest grain in the Southeast. Continued strength in the Southeast's construction industry was primarily responsible for the 2% increase in minerals carloads over 1997, while strong demand from U.S. steel mills in the early part of the year drove an increase of 1% in metals traffic over 1997. Phosphates and fertilizer shipments were up 7% due to continued strong export demand and strong demand from U.S. and Canadian agricultural firms. The railroad's automotive revenue was down 2% from the prior year, due in part to the estimated loss of $13 million in revenue caused by the work stoppages at two of General Motors' Flint, Mich., plants.

Operating expenses were up 4% from 1997 to $3.93 billion, reflecting the impact of a shift in mix to lower margin cargo, increases in certain casualty and litigation reserves, and Year 2000 preparations. Labor and fringe benefits expense increased slightly due to wage increases and additional employee training and certification, partially offset by lower stock compensation expense. The higher casualty and litigation accruals and Year 2000 costs drove materials, supplies and other expense up 20% over the prior year. Fuel expense was $48 million lower than 1997, reflecting an 11 cent decrease in the average price per gallon, while fuel consumption remained level with the prior year. Included in 1998 operating expenses is a $30 million restructuring credit recorded by CSXT in the third quarter. This one-time credit reflected the reversal of separation and labor protection reserves established as part of a 1995 restructuring charge to cover a planned reduction in the unit's telecommunications work force. Under a new telecommunications contract signed in July 1998, those work-force reductions are no longer anticipated, and the related costs will not be incurred.

                             Rail Operating Revenue
                              (Millions of Dollars)

                                    [GRAPH]

                       '94    '95    '96    '97    '98*
                     $4,625 $4,819 $4,909 $4,989 $4,956


                             Rail Operating Expense
                             (Millions of Dollars)

                                    [GRAPH]

                       '94    '95*   '96    '97    '98*
                     $3,696 $3,951 $3,782 $3,760 $3,925

               *Restructuring charge in 1995 was $196 million.
                Restructuring credit in 1998 was $30 million.

1997 VS. 1996 Driven by strength in merchandise traffic, CSXT achieved a record $1.23 billion in operating income in 1997, a 9% increase over 1996. Gains in carloads for most merchandise commodities allowed CSXT to generate operating revenue of $4.99 billion, an increase of 2% over 1996. This growth was largely attributable to targeted marketing efforts and stronger general demand, particularly in the automotive and chemicals commodity groups.

Total merchandise traffic increased 4% over 1996, to 2.97 million carloads. Demand for automobiles and light trucks remained strong in 1997, resulting in a 5% increase in carloads and a 4% increase in revenue over 1996. Chemical traffic, up 6%, benefited from steady demand for plastics, as well as the success of the railroad's efforts to target truck traffic.

Shipments of coal were level with 1996 at 1.71 million carloads, although coal revenue decreased slightly to $1.56 billion. The 1997 results were adversely affected by mild temperatures across the eastern United States during the year, as well as weak demand for U.S.-export coal due to the strong dollar.

Operating expenses totaled $3.76 billion, down slightly from 1996's $3.78 billion total. Most expense categories experienced reductions from 1996 as the railroad continued to emphasize cost reduction.

CONTAINER-SHIPPING RESULTS

Container-shipping Traffic by Trade Lane

                                Loads                                                    Revenue
                              (Thousands)               Revenue Per Box           (Millions of Dollars)
                          ------------------------------------------------------------------------------
                           1998    1997    1996       1998     1997     1996      1998     1997     1996
--------------------------------------------------------------------------------------------------------

Pacific                     615     720     726      $2,234    $2,132   $2,268    $1,362   $1,524  $1,633
Atlantic                    374     364     327       2,156     2,318    2,578       800      836     826
Americas                    313     283     229       2,057     2,086    2,243       618      569     502
Asia/Middle East/Europe     276     289     259       2,043     2,025    2,207       554      576     567
Terminal Services and Other  --      --      --          --        --       --       582      486     523
---------------------------------------------------------------------------------------------------------
                          1,578   1,656   1,541      $2,147    $2,146   $2,319    $3,916   $3,991  $4,051
---------------------------------------------------------------------------------------------------------

1998 VS. 1997 Sea-Land produced operating income of $133 million in 1998, down 52% from 1997, reflecting the negative impact of Asia's economic crisis on the container-shipping business. Operating revenue totaled $3.92 billion, a 2% decline from 1997.

Asia's economic conditions caused tremendous imbalances in cargo shipments, as exports from Asian countries increased while import traffic declined. These imbalances are evidenced by a 3% increase in eastbound Pacific loads (Asia to North America), vs. a 17% decline in westbound Pacific loads. In addition, the Asia/Middle East/Europe Division experienced a 1% increase in westbound loads (Asia to Europe), vs. a 20% decline in eastbound loads. Compounding the impact, Sea-Land's cargo mix shifted to a higher level of lower-rated freight as imports of higher-rated discretionary goods to Asia declined. Terminal services and other revenue increased 20% from 1997's level as a result of higher volumes in Asia.

Operating expenses increased 2% in 1998, to $3.78 billion. Although Sea-Land moved fewer revenue loads compared with 1997, the company actually handled more containers as a result of the increased export volume from Asia. The higher container volume drove increases of 6% in labor and fringe benefits and 8% in materials, supplies and other expense over 1997 levels. Fuel expense decreased $56 million from 1997, benefiting from a 12 cent per gallon average price reduction on a 1% increase in fuel consumption during the year.

1997 VS. 1996 Sea-Land generated $278 million in operating income in 1997, a 13% decline from 1996. Operating revenue decreased 1.5% to $3.99 billion in 1997, as lower rates offset increases in volume. In 1997, the average revenue per container fell 8% due to overcapacity in the major trade lanes. Volume in 1997 increased more than 7% to 1.65 million loads, driven by continued global trade growth and market-share gains in virtually all trade lanes.

Sea-Land's Pacific Division experienced a 7% decline in revenue, as industry overcapacity led to rate erosion in both eastbound and westbound traffic. Terminal services and other revenue decreased 7% from 1996, as terminal services to several customers were discontinued as a result of Sea-Land's global alliance with Maersk. Operating revenue in the Americas Division increased 13%, to $569 million, as a 25% increase in volume more than offset a 7% decline in rates.

Operating expenses decreased $20 million, to $3.71 billion, in 1997, with most expense categories remaining relatively flat year over year. Rent expense declined $30 million, driven by reductions in equipment rent resulting from the Maersk alliance.

                      Container-shipping Operating Revenue
                             (Millions of Dollars)

                                    [GRAPH]

                       '94    '95    '96    '97    '98
                     $3,492 $4,008 $4,051 $3,991 $3,916

INTERMODAL RESULTS
1998 VS. 1997 CSX Intermodal produced $33 million of operating income in 1998, down 28% from 1997. The decline was largely attributable to loss of business caused by service disruptions on the western rail network.

Although container and trailer volumes were 1% above 1997, operating revenue decreased 3%, to $648 million, as the average length-of-haul declined. Both domestic and international freight revenue decreased from 1997 as a result of the western rail service difficulties. Revenue from other sources declined 29% as truck operations were ceased at 13 terminals in early 1998 in connection with a restructuring of the trucking service network.

                          Intermodal Operating Revenue
                              (Millions of Dollars)

                                    [GRAPH]

                       '94    '95    '96    '97    '98
                      $674   $694   $660   $669   $648

The intermodal unit reported operating expense of $615 million in 1998, down 1% from 1997. Labor and fringe benefits declined 11% from 1997, reflecting lower stock compensation expense and a decrease in average employee levels during the year. Other expense categories were generally comparable to the prior year.

1997 VS. 1996 Intermodal operating income totaled $46 million, up $11 million, or 31%, from 1996. Revenue increased $9 million, to $669 million, while volume increased 5%, to 1.03 million trailers and containers moved. Domestic revenue for 1997 was down 1% from 1996, as a 4% increase in volume was more than offset by rate pressures and changes in traffic mix. Revenue from international freight movements increased 10%, as the addition of new customers during 1997 added 7% in volume.

Operating expenses for 1997 totaled $623 million, slightly below the 1996 level. The intermodal unit was able to keep expenses down, despite the increase in volume, by implementing productivity initiatives related to equipment management and terminal-trucking operations.

CONTRACT LOGISTICS RESULTS
1998 VS. 1997 Customized Transportation Inc. (CTI) continued its impressive growth pace in 1998, turning in record operating income of $29 million, a 21% increase over 1997. Operating revenue was up 5% from 1997, to $408 million, driven by gains in the warehousing and managed transportation businesses. The General Motors work stoppages mentioned in the Rail Results section also hurt the contract logistics unit in 1998. CTI lost an estimated $18 million in revenue for the year as a result of the strike. Operating expenses increased 4%, in line with the revenue growth experienced during the year.

                      Contract Logistics Operating Revenue
                             (millions of Dollars)

                                    [GRAPH]

                        '94    '95    '96    '97    '98
                       $182   $240   $316   $389   $408


1997 VS. 1996 Operating income for 1997 totaled $24 million, 40% above 1996. Revenue rose 23% to $389 million, led by growth in the warehousing and managed transportation business lines. Operating expenses increased 22%, comparable to the revenue growth turned in by the unit.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES
Cash provided by operations for 1998 totaled $1.0 billion, down 36% from 1997 due principally to the decline in operating income. Cash provided by operations totaled $1.6 billion and $1.4 billion in 1997 and 1996, respectively.

INVESTING ACTIVITIES
Cash used by investing activities in 1998 totaled $870 million, vs. $3.3 billion in 1997 and $3.0 billion in 1996. The lower use of funds in 1998 primarily relates to funds expended in 1997 ($2.2 billion) and 1996 ($1.9 billion) to acquire the company's investment in Conrail. In addition, CSX received $628 million of net proceeds from the conveyance of ACL to a joint venture in the third quarter of 1998.

                          Cash Provided by Operations
                             (Millions of Dollars)

                                    [GRAPH]

                       '94    '95    '96    '97    '98
                     $1,326 $1,567 $1,440 $1,558 $1,000


Property additions totaled $1.5 billion in 1998, compared with $1.1 billion in 1997 and $1.2 billion in 1996. The increase in 1998 is primarily due to spending at the rail and intermodal units to prepare for the Conrail integration. Significant projects related to Conrail included investments in technology and a major upgrade to the B&O line between Chicago and Cleveland. Expenditures for Conrail-related projects totaled $342 million in 1998 and $119 million in 1997.

CSXT's capital spending for its current rail system increased by more than $350 million over 1997. The railroad's expenditures were mainly for track, signals and 91 alternating-current locomotives. Sea-Land's property additions totaled $54 million, a significant decrease over prior-year levels, reflecting the completion of the unit's fleet enhancement program in 1997. Capital spending at the container-shipping unit in 1998 related primarily to systems initiatives, including its shipment management project. Capital additions at the company's intermodal unit more than tripled from 1997 to $99 million. Most of this increase was attributable to spending for Conrail-related projects, including a new intermodal terminal in Chicago. CSXI also completed the expansion of its Atlanta terminal during 1998.

                         Property Additions by Segment
                             (Millions of Dollars)

                                    [GRAPH]

      Rail   Container Shipping   Intermodal   Contract Logistics   Other
    $1,212          $54              $99              $17            $97


                               Property Additions
                             (Millions of Dollars)

                                    [GRAPH]

                       '94    '95    '96    '97    '98
                      $875  $1,156 $1,223 $1,125 $1,479


Total capital investments for the coming fiscal year, including additional capital spending to integrate the CSX and Conrail systems and accelerated locomotive purchases, are expected to remain at a level comparable to 1998.

FINANCING ACTIVITIES
Net cash used by financing activities totaled $276 million in 1998. Financing activities provided net cash of $1.7 billion in 1997 and $1.6 billion in 1996, reflecting the issuance of debt to finance the Conrail acquisition.

In 1998, CSX issued approximately $1 billion of fixed rate debt under the company's shelf registrations, principally to refinance commercial paper borrowings classified as long-term debt in the company's statement of financial position. The placement of this fixed rate debt allowed the company to take advantage of a favorable interest rate environment to reduce the overall floating-rate exposure in its debt portfolio. In 1997 and 1996, CSX issued over $4.5 billion in long-term debt primarily to finance the Conrail transaction.

Including commercial paper refinancings, CSX repaid $1.1 billion of long-term debt in 1998, vs. $398 million in 1997 and $486 million in 1996. Long-term debt at Dec. 25, 1998, totaled $6.4 billion, approximately the same level as year-end 1997. The ratio of debt to total capitalization at the end of 1998 remained level with 1997, at 52%.

Cash dividends paid per common share were $1.20 for 1998, compared with $1.08 in 1997 and $1.04 in 1996. Total cash dividends of $262 million, $235 million and $223 million were paid in 1998, 1997 and 1996, respectively.

In January 1999, CSX completed the registration of approximately $800 million of securities for public issuance. The company may use the shelf registration to issue debt in 1999. Borrowings will be used for general corporate purposes, which may include capital expenditures, working capital, implementation of work-force reductions, improvements in productivity and other cost reduction initiatives, and refinancing of existing debt.

MARKET RISK
CSX does not currently use derivative financial instruments, although the company may from time to time employ them as part of its risk management program. If used, the objective is to manage specific risks and exposures, not to trade such instruments for profit or loss.

CSX manages its overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within its debt portfolio over time. At Dec. 25, 1998, CSX had approximately $1.2 billion of floating rate debt outstanding in the form of commercial paper. A 1% increase in interest rates would increase annual interest expense by approximately $12 million.

While the company's container-shipping unit does business in a number of foreign countries, a substantial portion of its revenue and expenses are transacted in U.S. dollars. For this reason, CSX does not believe its foreign currency market risk is significant.

JOINT ACQUISITION OF CONRAIL

CSX/NORFOLK SOUTHERN AGREEMENT
In April 1997, CSX and Norfolk Southern entered into an agreement providing for their joint acquisition of Conrail and the allocation of its routes and other assets. Under the terms of the agreement, the companies acquired all outstanding shares of Conrail not already owned by them for $115 cash per share during the second quarter of 1997. CSX and Norfolk Southern each possess 50% of the voting and management rights of a jointly owned acquisition company. Non-voting equity is divided between the parties to achieve overall economic allocations of 42% for CSX and 58% for Norfolk Southern. CSX and Norfolk Southern filed an application for control of Conrail with the Surface Transportation Board (STB) in June 1997. On July 23, 1998, following an extensive review, the STB issued a written decision approving the application with limited conditions. The decision permitted CSX and Norfolk Southern to exercise joint control over Conrail on Aug. 22, 1998. At that time, the voting trust holding the Conrail shares was dissolved, and a new Conrail board of directors was elected.

The total cost of acquiring the outstanding shares of Conrail under the joint CSX/Norfolk Southern agreement was approximately $9.8 billion. Pursuant to the agreement, CSX has paid 42%, or approximately $4.1 billion, and Norfolk Southern has paid 58%, or approximately $5.7 billion, of such cost.

FINANCING ARRANGEMENTS
CSX initially financed its portion of the Conrail acquisition through a combination of fixed rate notes and commercial paper. The fixed rate notes, issued through a $2.5 billion multitranche offering in May 1997, have maturities ranging from 2002 to 2032 and interest rates ranging from 6.95% to 8.30%. Through mid-1998, commercial paper borrowings supported by a bank credit facility were used to finance approximately $1.7 billion of CSX's investment in Conrail. From May through December 1998, the company replaced approximately $1 billion of the commercial paper borrowings with fixed rate debt. Maturities on the new debt range from 2001 to 2028, and interest rates range from 5.85% to 6.80%. The company currently has approximately $800 million of capacity available under a shelf registration and may replace additional commercial paper borrowings with longer term debt.

INTEGRATION PLANNING
CSX and Norfolk Southern currently expect to implement integrated operations with Conrail on June 1, 1999. On that date, the parties will begin operating specified portions of the Conrail routes and other assets pursuant to various operating agreements. Certain Conrail assets will be operated for the joint benefit of CSX and Norfolk Southern.

CSX is actively planning for the smooth integration of Conrail operations into its rail system. Plans involve all facets of combining the two systems, including: safety; customer service; train scheduling, switching and routing; equipment utilization and track programs; commuter and passenger rail operations; marketing; technology; labor agreements; and administration. Related capital improvements to certain routes and facilities on the CSX rail system also have been initiated and are substantially complete. Preparations leading up to the June 1, 1999 implementation date will be concentrated on the completion and testing of technology systems and finalization of labor agreements.

LABOR AGREEMENTS
CSX has finalized the implementing agreement process with all but three of the organizations that represent Conrail's unionized work force. The implementing agreement with the Brotherhood of Locomotive Engineers has been negotiated and will be voted on by the membership during the first quarter of 1999. The implementing agreement with the Brotherhood of Maintenance of Way Employees has been imposed by an arbitrator, but the organization has appealed to the STB. The implementing agreement with the Transport Workers of America was arbitrated in late January 1999, and a decision is expected by the end of the first quarter.

FINANCIAL EFFECTS
Until the integration of rail operations takes place, Conrail will continue to operate as a Class I railroad, and CSX's earnings will include 42% of Conrail's net income, reported under the equity method of accounting, and its share of the expense arising from the allocation of the joint purchase price to Conrail's underlying assets and liabilities. CSX will continue to incur interest expense on the debt issued to acquire the Conrail investment. Transition expenses are expected to continue into 1999, but will decline rapidly once integration is achieved. Capital spending related to the integration of CSX and Conrail operations also will continue into 1999.

Upon integration, CSX expects to begin realizing revenue benefits from freight traffic that currently moves on other modes of transportation, principally trucks. CSX also expects to begin realizing cost savings from the elimination of duplicate positions and facilities, as well as other efficiencies created by combining its allocated portion of the Conrail system with its existing rail operations. As CSX and Norfolk Southern move to integrate the Conrail operations, as expected, they will compete for traffic located in markets formerly served solely by Conrail. The company expects that as a result of this process of entering new markets, there may be changes in the historic rate and traffic patterns, including some rate reductions and traffic volume shifts. The process will be driven by market conditions, and the company presently cannot assess the impact of these transition effects on either the timing or realization of the projected benefits of the Conrail transaction.

CONRAIL'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND LIQUIDITY
Conrail reported net income of $267 million in 1998, compared with $7 million in 1997. Both years included charges related to the acquisition and control of Conrail by CSXand Norfolk Southern that affect the comparability of earnings. These charges are discussed below.

Conrail's operating revenues totaled $3.86 billion, an increase of $98 million, or 3%, over 1997, principally due to a 4% increase in traffic volume. All market groups except automotive posted increases for the year.

Operating expenses at Conrail totaled $3.35 billion for 1998, a decrease of $95 million, or 3% from the prior year. The 1998 operating expenses included a charge of $170 million, $105 million after tax, for severance benefits covering non-union employees and other charges and reserves totaling $132 million, $82 million after tax. Operating expenses in 1997 included a $221 million charge associated with the termination of Conrail's Employee Stock Ownership Plan, which had no related income tax effect, as well as a charge of $173 million, $142 million after tax, for stock compensation and executive severance costs related to the change in ownership. In addition, Conrail's operating expenses reflect transition-related expenses of $149 million in 1998 and $114 million in 1997. The transition expenses in 1998 principally consisted of technology integration costs and employee stay bonuses. In 1997, these costs consisted principally of investment banking, legal and consulting fees and employee stay bonuses. Excluding the effects of the acquisition and transition-related costs, operating expenses increased 3%, principally reflecting the 4% increase in traffic volume and higher casualty and other claims expenses, partially offset by lower fuel costs.

Conrail's cash provided by operations decreased $157 million, or 18%, in 1998, principally due to higher incentive compensation payments and transition-related expenses. Cash generated from operations was the principal source of liquidity and was primarily used for capital expenditures and debt repayments. Capital expenditures totaled $550 million in 1998, and included $214 million for track program work and $198 million of equipment acquisitions. Debt repayments in 1998 were $119 million.

Conrail had a working capital deficit of $202 million at Dec. 31, 1998, compared with a deficit of $254 million at Dec. 31, 1997. The deficit at year-end 1998 includes $234 million of employee-related liabilities, such as severance and stay bonus accruals, which are expected to be funded using assets from an employee benefits trust and Conrail's overfunded pension plan.

During 1998, Conrail terminated its status as a registrant with the Securities and Exchange Commission; therefore, it no longer has the ability to issue publicly traded securities. Conrail also terminated its $440 million bank credit facility, which was used for general corporate purposes and to support its now-terminated commercial paper program. Conrail is expected to have sufficient cash flow to meet its ongoing obligations both before and after the integration of rail operations with CSX and Norfolk Southern.

OTHER MATTERS

CONVEYANCE OF BARGE UNIT
On June 30, 1998, CSX conveyed its barge unit, ACL, to a venture formed with Vectura Group Inc. (Vectura). CSX received cash proceeds of $695 million from the transaction, $67 million of which were used to repay certain outstanding debt and other obligations of ACL and to pay expenses of the transaction. As part of the transaction, NMI Holdings LLC, a wholly owned barge subsidiary of Vectura, was combined with ACL. CSX has a 32% common interest in the new venture. Operating results for 1998 include a net investment gain of $154 million, $90 million after tax, 42 cents per share, primarily from the ACL transaction.

LITIGATION
In September 1997, a state court jury in New Orleans, La., returned a $2.5 billion punitive damages award against CSXT. The award was made in a class action lawsuit against a group of nine companies based on personal injuries alleged to have arisen from a 1987 fire. The fire was caused by a leaking chemical tank car parked on CSXT tracks and resulted in the 36-hour evacuation of a New Orleans neighborhood. In the same case, the court awarded a group of 20 plaintiffs compensatory damages of approximately $2 million against the defendants, including CSXT, to which the jury assigned 15% of the responsibility for the incident. CSXT's liability under that compensatory damages award is not material, and adequate provision was made for the award in a prior year.

In October 1997, the Louisiana Supreme Court set aside the punitive damages judgment, ruling the judgment should not have been entered until all liability issues were resolved. In February 1999, the Louisiana Supreme Court issued a further decision, authorizing and instructing the trial court to enter individual punitive damages judgments in favor of the 20 plaintiffs who had received awards of compensatory damages, in amounts representing an appropriate share of the jury's award. While the trial court has not yet taken action under this decision, the amounts of such punitive damages judgments, if any, are not expected to be material. CSX believes that this February 1999 decision will expedite the process of full appellate review of the 1997 trial. The claims of 20 additional plaintiffs for compensatory damages are scheduled to be tried beginning in March 1999.

CSXT is pursuing an aggressive legal strategy. Management believes that any adverse outcome will not be material to CSX's overall results of operations or financial position, although it could be material to results of operations in a particular quarterly accounting period.

ENVIRONMENTAL MANAGEMENT
CSX generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to federal, state and local environmental laws and regulations. The company has identified 248 sites at which it is or may be liable for remediation costs associated with alleged contamination or for alleged violations of environmental requirements. Approximately 113 of these sites are or may be subject to remedial action under the federal Superfund statute or similar state statutes. Certain federal legislation imposes joint and several liability for the remediation of identified sites. Consequently, CSX's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

A liability of $75 million has been accrued for future costs at all sites where the company's obligation is probable and where such costs can be reasonably estimated. However, the ultimate cost could be higher or lower than the amounts currently provided. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates were based on information available for each site, financial viability of other potentially responsible parties (PRPs), and existing technology, laws and regulations. CSX believes it has made adequate provision for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost-sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of data related to many of the sites, and/or the speculative nature of remediation costs. The majority of the year-end 1998 environmental liability is expected to be paid out over the next five to seven years, funded by cash generated from operations.

Total expenditures associated with protecting the environment and remedial environmental cleanup and monitoring efforts amounted to $34 million in 1998, compared with $36 million in 1997 and $44 million in 1996. During 1999, the company expects to incur remedial environmental expenditures in the range of $30 million to $40 million. Future environmental obligations are not expected to have a material impact on the results of operations or financial position of the company.

YEAR 2000 PLANNING

STATE OF YEAR 2000 READINESS
In 1996, CSX and its subsidiaries began a comprehensive initiative to address the potential exposure associated with the functioning of its information technology systems and non-information technology systems with respect to dates in the year 2000 and beyond. The company is following a standard Year 2000 readiness model, consisting of the following phases:

   Awareness - General education about the Year 2000 problem.

   Inventory - Cataloging of all systems and business relationships that may be impacted by a Year 2000 date rollover.

   Assessment - Estimating the degree of severity of the Year 2000 problem for cataloged items.

   Remediation - Repair, replacement, or retirement of non-Year 2000 compliant systems.

   Validation - Testing to confirm the compliance of Year 2000 remediated systems.

CSX's readiness efforts are focused first and foremost on the continued safe operation of its rail and other transportation systems, encompassing employee safety and the safety of the general public and the environments in which the company operates. Maintaining service continuity both to customers and with vendors before, during, and after the millennium change also is a priority. CSX also is focusing efforts to ensure that, after the safety and service continuity issues are addressed, a Year 2000 issue does not disrupt its revenue.

Overall, the CSX Year 2000 initiative is currently proceeding on schedule, and planned completion of all key areas is expected by mid-1999. The company's Year 2000 readiness efforts are organized in five areas, which have the following status:


Effort                                         Estimated Completion         Current Phase
-----------------------------------------------------------------------------------------------------
Core Information Systems                       Third Quarter 1999           Remediation and Validation
Distributed Information Technology             Third Quarter 1999           Assessment and Remediation
Electronic Commerce                            Second Quarter 1999          Remediation and Validation
Non-information Technology (embedded) Systems  Third Quarter 1999           Inventory and Assessment
Trading Partners                               Fourth Quarter 1999          Inventory and Assessment
-----------------------------------------------------------------------------------------------------

As part of its Year 2000 initiative, CSX is in communication with its significant suppliers, large customers and financial institutions to assess their Year 2000 readiness and expects to conduct interface tests with its external trading partners in 1999 upon completion of internal testing of remediated applications.

CSX also is participating in interface tests with other Class I railroads to ensure that electronic data interchanges can be processed in a Year 2000 format. The industry effort has been coordinated by the Association of American Railroads since 1997 and is scheduled for completion by the second quarter of 1999.

YEAR 2000 COSTS
The company has incurred total costs of $43 million to date related to Year 2000 compliance, which represents approximately 52% of the estimated expenditures for the entire Year 2000 initiative. CSX estimates that over the life of the project, Year 2000 costs will comprise approximately 10% of its total information technology budget. The cost of the Year 2000 initiative is being expensed as incurred and funded by cash generated from operations. Projections of the remaining cost and completion date for the Year 2000 initiative are based on management's current estimates, which are derived utilizing numerous assumptions of future events including the continued availability of certain resources, and are inherently uncertain. No major projects have been delayed as a result of Year 2000 readiness efforts, and CSX is currently assessing its Year 2000 progress with the assistance of outside consultants.

In connection with the integration of Conrail, CSX and Norfolk Southern are jointly addressing the Year 2000 compliance of Conrail's core information technology applications and non-information technology embedded systems. Certain of Conrail's operations systems are being made Year 2000 compliant as a contingency in the event that there are delays in the integration or Conrail continues to operate such systems after the integration is completed. Conrail's estimated cost for its Year 2000 initiative is approximately $16 million.

There are a number of other major information technology projects currently under development or deployment, some of which replaced legacy systems that may or may not have been Year 2000 compliant. These projects were required to increase CSX's operational capacity as a direct result of the integration of Conrail. These projects are not included in the Year 2000 costs outlined above.

RISKS
CSX believes its Year 2000 planning efforts are adequate to address all major risks. However, if some or all of the company's remediated or replaced internal computer systems fail the testing phase, or if any software applications or embedded systems critical to the company's operations are overlooked in the assessment and remediation phases, particularly if the result is a systemwide failure, there could be a material adverse effect on the company's results of operations, liquidity and financial condition.

CONTINGENCY PLANS
Contingency planning is an established and ongoing effort within CSX to address many types of potential operating disruptions, including Year 2000 issues. For example, detailed emergency operating plans already exist for unanticipated outages of electricity, telecommunications, and other essential services. Detailed Year 2000 contingency plans are expected to be complete by June 1999.

CSX is creating contingency plans to address the consequences of each of the primary failure scenarios outlined below. For each of the three primary types of most reasonably likely worst-case scenarios, CSX anticipates that detailed contingency measures will include the following:

   Systemwide failures -- In the event of complete or nearly complete loss of key assets or services throughout the entire CSX system, CSX will conduct and maintain a safe and orderly shutdown of all operations that depend on those systems.

   Geographically isolated failures -- In the event of complete or nearly complete loss of key assets or services throughout a region, CSX will conduct and maintain a safe and orderly shutdown of all affected operations within that region.

   Movable asset failures -- In the event of a Year 2000 failure of a transportation asset, such as a ship or locomotive, CSX will remove the asset from service and scale its operations accordingly. This is essentially the same process currently used for non-Year 2000 failures.

OUTLOOK FOR 1999

CSX is faced with a unique set of challenges as 1999 begins. The primary focus will remain the integration of CSX and Conrail operations, working closely with Norfolk Southern to ensure a smooth start-up in June. Transition planning continues with labor agreements being finalized and technology systems being implemented and tested.

All indicators point to modest growth for the domestic economy. The outlook for recovery of the rest of the world economies is uncertain. Trade imbalances between Asia and Europe and Asia and the United States are expected to continue to depress container-shipping earnings. The rail unit's export coal business is at an all time low as the new year begins, with no sign of a recovery in 1999.

Each of CSX's major transportation units expects to surpass 1998 performance despite the significant existing challenges. The company's employees are intensely focused on operating the core businesses in the safest, most efficient and effective manner. Stringent cost controls, improvements in asset productivity, and superior service reliability will be key to accomplishing this goal and enhancing shareholder value.

In the first quarter of 1999, CSX expects to record a non-cash charge for the cumulative effect of adopting the American Institute of Certified Public Accountants' Statement of Position (SOP) No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP No. 97-3 requires companies to accrue assessments related to workers' compensation second injury funds and is principally applicable to CSX with respect to certain assessments incurred by the company's container-shipping unit. CSX estimates the total charge will be less than $50 million after tax.

FORWARD-LOOKING STATEMENTS

Estimates and forecasts in Management's Discussion and Analysis and in other sections of this Annual Report, are based on many assumptions about complex economic and operating factors with respect to industry performance, general business and economic conditions and other matters that cannot be predicted accurately and that are subject to contingencies over which the company has no control. Such forward-looking statements are subject to uncertainties and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. The words "believe," "expect," "anticipate," "project," and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of the company. Any such statement speaks only as of the date the statement was made. The company undertakes no obligation to update or revise any forward-looking statement.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities: (i) cost savings expected from the integration of Conrail may not be fully realized or realized within the time frame anticipated,
(ii) revenues  following the  integration of Conrail may be lower than expected,
(iii) costs or difficulties related to the integration of Conrail may be greater than expected, (iv) general economic or business conditions, either nationally or internationally, including the continuing Asian financial decline, an increase in fuel prices, a tightening of the labor market or changes in demands of organized labor resulting in higher wages, or increased benefits or other costs or disruption of operations may adversely affect the businesses of the company, (v) legislative or regulatory changes, including possible enactment of initiatives to reregulate the rail industry, may adversely affect the businesses of the company, (vi) changes may occur in the securities markets, and (vii) disruptions of the operations of the company or any other governmental or private entity may occur as a result of technology issues related to the Year 2000.



CONSOLIDATED STATEMENT OF EARNINGS
(Millions of Dollars, Except Per Share Amounts)

                                                                            Fiscal Years Ended
                                                                 ------------------------------------------
                                                                 Dec. 25, 1998 Dec. 26, 1997  Dec. 27, 1996
-----------------------------------------------------------------------------------------------------------
OPERATING INCOME
Operating Revenue                                                 $  9,898      $  10,621    $ 10,536
Operating Expense                                                    8,738          9,038       9,014
                                                                 ------------------------------------------
Operating Income                                                     1,160          1,583       1,522

OTHER INCOME AND EXPENSE
Other Income                                                           119             51          43
Interest Expense                                                       506            451         249
                                                                 ------------------------------------------
EARNINGS
Earnings Before Income Taxes                                           773          1,183       1,316
Income Tax Expense                                                     236            384         461
                                                                 ------------------------------------------
Net Earnings                                                      $    537      $     799    $    855
-----------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Earnings Per Share                                                $   2.55      $    3.80    $   4.10
Earnings Per Share, Assuming Dilution                             $   2.51      $    3.72    $   4.03
Average Common Shares Outstanding (Thousands)                      210,860        209,979     208,550
Average Common Shares Outstanding, Assuming Dilution (Thousands)   214,196        214,445     212,336
Cash Dividends Paid Per Common Share                              $   1.20      $    1.08    $   1.04
-----------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Dollars)

                                                                          Fiscal Years Ended
                                                                 -----------------------------------------
                                                                 Dec. 25, 1998  Dec. 26, 1997 Dec. 27,1996
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Earnings                                                        $  537        $   799         $ 855
Adjustments to Reconcile Net Earnings to Net Cash Provided
   Depreciation                                                        630            646           620
   Deferred Income Taxes                                               296            190           166
   Net Investment Gain                                                (154)            --            --
   Equity in Conrail Earnings - Net                                   (141)          (102)           --
   Other Operating Activities                                          (78)           (28)          (76)
   Changes in Operating Assets and Liabilities
      Accounts Receivable                                               19            (99)          (67)
      Other Current Assets                                             (82)            (2)          (65)
      Accounts Payable                                                  55             39            84
      Other Current Liabilities                                        (82)           115           (77)
                                                                 -----------------------------------------
   Net Cash Provided by Operating Activities                         1,000          1,558         1,440

----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Property Additions                                                  (1,479)        (1,125)        (1,223)
Net Proceeds from Conveyance of Barge Subsidiary                       628             --             --
Proceeds from Property Dispositions                                     14             51             84
Investment in Conrail                                                  (13)        (2,163)        (1,965)
Short-term Investments - Net                                             6           (119)            21
Other Investing Activities                                             (26)             8             96
                                                                  -----------------------------------------
   Net Cash Used by Investing Activities                              (870)        (3,348)        (2,987)
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Short-term Debt - Net                                                   61           (209)           187
Long-term Debt Issued                                                1,153          2,530          2,118
Long-term Debt Repaid                                               (1,132)          (398)          (486)
Cash Dividends Paid                                                   (262)          (235)          (223)
Common Stock Reacquired                                               (103)           (11)            --
Other Financing Activities                                               7             (4)            (1)
                                                                  -----------------------------------------
   Net Cash Provided (Used) by Financing Activities                   (276)         1,673          1,595
-----------------------------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents                  (146)          (117)            48

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Cash and Cash Equivalents at Beginning of Period                       251            368            320
                                                                  -----------------------------------------
Cash and Cash Equivalents at End of Period                             105            251            368
Short-term Investments at End of Period                                428            439            314
                                                                  -----------------------------------------
Cash, Cash Equivalents and Short-term Investments at End of Period  $  533        $   690        $   682
-----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Interest Paid - Net of Amounts Capitalized                          $  498        $   423        $   265
Income Taxes Paid                                                   $  154        $   141        $   381
-----------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Millions of Dollars)

                                                                            Dec. 25, 1998    Dec. 26, 1997
----------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash, Cash Equivalents and Short-term Investments                              $   533       $   690
   Accounts Receivable                                                                898           987
   Materials and Supplies                                                             225           227
   Deferred Income Taxes                                                              128           134
   Other Current Assets                                                               200           137
                                                                                  ------------------------
      Total Current Assets                                                          1,984         2,175
                                                                                  ------------------------

Properties                                                                         18,678        18,270
Accumulated Depreciation                                                           (6,033)       (5,864)
                                                                                  ------------------------
    Properties - Net                                                               12,645        12,406
                                                                                  ------------------------

Investment in Conrail                                                               4,798         4,244
Affiliates and Other Companies                                                        448           394
Other Long-term Assets                                                                552           738
                                                                                  ------------------------
      Total Assets                                                                $20,427       $19,957

----------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
   Accounts Payable                                                               $ 1,216       $ 1,179
   Labor and Fringe Benefits Payable                                                  462           477
   Casualty, Environmental and Other Reserves                                         283           298
   Current Maturities of Long-term Debt                                               100           229
   Short-term Debt                                                                    187           126
   Other Current Liabilities                                                          352           398
                                                                                  ------------------------
      Total Current Liabilities                                                     2,600         2,707

Casualty, Environmental and Other Reserves                                            645           711
Long-term Debt                                                                      6,432         6,416
Deferred Income Taxes                                                               3,173         2,939
Other Long-term Liabilities                                                         1,697         1,418
                                                                                  ------------------------
      Total Liabilities                                                            14,547        14,191

----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Common Stock, $1 Par Value                                                            217           218
Other Capital                                                                       1,489         1,552
Retained Earnings                                                                   4,294         4,019
Accumulated Other Comprehensive Loss                                                 (120)          (23)
                                                                                  ------------------------
      Total Shareholders' Equity                                                    5,880         5,766
                                                                                  ------------------------
      Total Liabilities and Shareholders' Equity                                  $20,427       $19,957
----------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Millions of Dollars)

                                   Common Shares                                    Accumulated Other
                                    Outstanding     Common       Other     Retained   Comprehensive
                                    (Thousands)      Stock      Capital    Earnings        Loss       Total
------------------------------------------------------------------------------------------------------------
Balance Dec. 29, 1995                210,495         $210       $1,319      $2,823        $(110)     $4,242

Comprehensive Earnings:
  Net Earnings                            --           --          --          855           --         855
  Minimum Pension Liability Adjustment,
   Net of $1 Income Taxes                 --           --          --           --            2           2
  Other - Net                             --           --          --           --           (2)         (2)
                                                                                                      ------
  Comprehensive Earnings                                                                                855
                                                                                                      ------
Dividends                                 --           --          --         (223)          --        (223)
Common Stock Issued - Net              6,390            7         114           --           --         121
------------------------------------------------------------------------------------------------------------
Balance Dec. 27, 1996                216,885          217       1,433        3,455         (110)      4,995

Comprehensive Earnings:
  Net Earnings                            --           --          --          799           --         799
  Minimum Pension Liability Adjustment,
   Net of $45 Income Taxes                --           --          --           --           87          87
                                                                                                      ------
Comprehensive Earnings                                                                                  886
                                                                                                      ------
Dividends                                 --           --          --         (235)          --        (235)
Common Stock Issued (Repurchased)-Net  1,425            1         119           --           --         120
-------------------------------------------------------------------------------------------------------------
Balance Dec. 26, 1997                218,310          218       1,552        4,019          (23)      5,766

Comprehensive Earnings:
  Net Earnings                            --           --          --          537           --         537
  Minimum Pension Liability Adjustment,
   Net of $54 Income Taxes                --           --          --           --          (94)        (94)
  Other - Net                             --           --          --           --           (3)         (3)
                                                                                                      ------
Comprehensive Earnings                                                                                  440
                                                                                                      ------
Dividends                                 --           --          --         (262)          --        (262)
Common Stock Issued (Repurchased)-Net (1,191)          (1)        (63)          --           --         (64)
-------------------------------------------------------------------------------------------------------------
Balance Dec. 25, 1998                217,119         $217      $1,489       $4,294        $(120)     $5,880
-------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES.

NATURE OF OPERATIONS
CSX Corporation (CSX) is a global freight transportation company with principal business units providing rail, container-shipping, intermodal and contract logistics services. Rail transportation services are provided principally throughout the eastern United States and account for approximately half of the company's operating revenue, with coal, bulk products and manufactured products each contributing a relatively equal share of rail revenue. Coal shipments primarily supply domestic utility and export markets. Container-shipping services are provided in the United States and more than 80 countries and territories throughout the world and account for more than one-third of the company's operating revenue. Intermodal and contract logistics services are provided principally within the United States and together account for the company's remaining operating revenue.

PRINCIPLES OF CONSOLIDATION
The Consolidated Financial Statements include CSX and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies that are not majority-owned are carried at either cost or equity, depending on the extent of control.

FISCAL YEAR
The company's fiscal reporting period ends on the last Friday in December. The financial statements presented are for the fiscal periods ended Dec. 25, 1998, Dec. 26, 1997, and Dec. 27, 1996. Each fiscal year consists of four 13-week quarters.

EARNINGS PER SHARE
References to earnings per share in the Notes to Consolidated Financial Statements assume dilution.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Cash in excess of current operating requirements is invested in various short-term instruments carried at cost that approximates market value. Those short-term investments having a maturity of three months or less at the date of acquisition are classified as cash equivalents.

MATERIALS AND SUPPLIES
Materials and supplies consist primarily of fuel and items for maintenance of property and equipment, and are carried at average cost.

PROPERTIES
All properties are stated at cost, less an allowance for accumulated depreciation. Main-line track on the rail system is depreciated on a group basis using a unit-of-production method. All other property and equipment is depreciated on a straight-line basis over estimated useful lives of three to 50 years.

Regulations enforced by the Surface Transportation Board (STB) of the U.S. Department of Transportation require periodic formal studies of ultimate service lives for all railroad assets. Resulting service life estimates are subject to review and approval by the STB. For retirements or disposals of depreciable rail assets that occur in the ordinary course of business, the asset cost (net of salvage value or sales proceeds) is charged to accumulated depreciation and no gain or loss is recognized. For retirements or disposals of depreciable assets of non-rail businesses, and for all dispositions of land, gains or losses are recognized at the time of disposal. Expenditures that significantly increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed.

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. Where impairment is indicated, the assets are evaluated for sale or other disposition, and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value.

REVENUE AND EXPENSE RECOGNITION
Surface transportation (rail and intermodal) revenue and expense are recognized proportionately as freight moves from origin to destination. Marine transportation (container-shipping) revenue and a corresponding accrual for the estimated cost to complete delivery are recorded when cargo first sails from its port of origin.

ENVIRONMENTAL COSTS
Environmental costs are charged to expense when they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when CSX's responsibility for environmental remedial efforts is deemed probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the company's commitment to a formal plan of action.

STOCK-BASED COMPENSATION
The company records expense for stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Disclosures required with respect to the alternative fair value measurement and recognition methods prescribed by Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," are presented in Note 13 - Stock Plans.

PRIOR-YEAR DATA
Certain    prior-year  data  have   been  reclassified to  conform to  the  1998
presentation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates in reporting the amounts of certain revenues and expenses for each fiscal year and certain assets and liabilities at the end of each fiscal year. Actual results may differ from those estimates.

COMPREHENSIVE EARNINGS
CSX reports comprehensive earnings (loss) in accordance with FASB Statement No. 130, "Reporting Comprehensive Income," in the Consolidated Statement of Changes in Shareholders' Equity. Accumulated other comprehensive loss at Dec. 25, 1998 and Dec. 26, 1997, consists of minimum pension liability adjustments ($114 million and $20 million, respectively) and foreign currency translation adjustments and other ($6 million and $3 million, respectively).

ACCOUNTING PRONOUNCEMENTS
The FASB has issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," that requires companies to record derivatives on the statement of financial position, measured at fair value. The statement also sets forth new accounting rules for gains or losses resulting from changes in the values of derivatives. While CSX does not currently use derivative financial instruments, and its historical use of such instruments has not been material, the company plans to adopt this statement in the first quarter of 2000 to the extent it may apply at that time. The company would not expect the adoption of Statement No. 133 to have a material impact on its financial statements.

CSX plans to adopt the American Institute of Certified Public Accountants' Statement of Position (SOP) No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," in the first quarter of 1999. SOP No. 97-3 requires companies to accrue assessments related to workers' compensation second injury funds and is principally applicable to CSX with respect to certain assessments incurred by the company's container-shipping unit. Upon adoption, CSX will record a non-cash charge for the cumulative effect of the change in accounting principle, which the company estimates will be less than $50 million after tax.

NOTE 2. JOINT ACQUISITION OF CONRAIL.

BACKGROUND
In May 1997, CSX and Norfolk Southern Corporation (Norfolk Southern) completed the acquisition of Conrail Inc. (Conrail) through a jointly owned entity pursuant to an agreement dated April 8, 1997. Under the terms of the agreement, CSX contributed approximately $4.1 billion, in the form of cash and Conrail shares previously acquired, for a 42% economic interest in Conrail. Norfolk Southern contributed approximately $5.7 billion, also in the form of cash and Conrail shares previously acquired, for a 58% economic interest in Conrail. CSX and Norfolk Southern each have a 50% voting interest in Conrail through the jointly owned entity.

The Conrail shares acquired by the jointly owned entity were initially held in a voting trust pending approval of the transaction by the Surface Transportation Board (STB). On June 23, 1997, CSX and Norfolk Southern filed a joint railroad control application with the STB outlining the terms of their agreement, their respective operating plans, and the benefits expected from combining the respective rail systems. On July 23, 1998, following an extensive review, the STB issued a written decision approving the application with limited conditions. The decision permitted CSX and Norfolk Southern to exercise joint control over Conrail on Aug. 22, 1998. At that time, the voting trust was dissolved and a new Conrail board of directors was elected. Certain steps necessary to integrate the operations of the Conrail rail system with those of CSX and Norfolk Southern, such as the arrangement of labor implementing agreements, could not commence until the Aug. 22, 1998 control date. Those steps and other planning activities are expected to be completed by June 1, 1999, at which time the integration of rail operations will take place.

Upon integration, CSX and Norfolk Southern will separately operate designated routes, facilities, and equipment pursuant to various operating agreements with Conrail and its subsidiaries. Certain other Conrail assets will be operated by Conrail for the benefit of CSX and Norfolk Southern, or jointly by the two owners. Substantially all of Conrail's customer freight contracts will be assumed by either CSX or Norfolk Southern. The majority of Conrail's operations work force will be employed by CSX or Norfolk Southern, although certain operations personnel, as well as certain management and administrative employees, will remain at Conrail to oversee its ongoing business activities. As a result of the acquisition, a number of positions will be eliminated and certain duplicate facilities will be closed.

ACQUISITION ACCOUNTING BY THE JOINTLY OWNED ENTITY AND CSX
The jointly owned entity has accounted for the acquisition of Conrail as a purchase business combination effective as of the August 1998 control date. At that time, its investment in Conrail was approximately $10.2 billion, consisting of the original $9.8 billion purchase price plus equity in Conrail's earnings, net of purchase price amortization, since the May 1997 acquisition date. This amount has been allocated to reflect the fair values of Conrail's assets and liabilities as follows (in millions):

Current Assets                                                    $    911
Property and Equipment, Net                                         17,505
Other Assets                                                         1,217
Current Liabilities                                                 (1,279)
Long-term Debt                                                      (1,879)
Deferred Income Taxes                                               (5,585)
Other Liabilities                                                     (690)
                                                                  ----------
Total                                                              $10,200
--------------------------------------------------------------------------------

The jointly owned entity's purchase price allocation included a provision of $280 million for the cost to Conrail of separating non-union employees whose positions are being eliminated as a result of the acquisition. CSX has separately recorded liabilities totaling approximately $400 million to provide for other acquisition-related obligations it will be required to fund, including separation and relocation costs for Conrail union employees, relocation costs for Conrail non-union employees, and costs associated with the closure of certain Conrail facilities. CSX has increased its investment in Conrail on the statement of financial position as a result of recording these separate obligations. Any costs that may be incurred in separating or relocating CSX employees or closing facilities at CSX will be charged to operating expense when definitive plans are established and communicated.

Under STB restrictions, CSX and Norfolk Southern did not have complete access to Conrail's properties and records and also were prevented from negotiating labor implementing agreements prior to the August 1998 control date. As a result, the amounts recorded by the jointly owned entity and by CSX for separation costs and other acquisition-related obligations are preliminary and subject to refinement as CSX and Norfolk Southern finalize and implement their integration plans. Any such adjustments are not expected to have a material effect on CSX's operating results or financial position.

CONRAIL FINANCIAL INFORMATION
Summary financial information for Conrail for its fiscal years ended Dec. 31, 1998, 1997 and 1996 is as follows:

                                                                          Years Ended Dec. 31,
                                                                   ----------------------------------
                                                                     1998          1997        1996
-----------------------------------------------------------------------------------------------------
Income Statement Information:
        Revenues                                                   $3,863          $3,765     $3,714
        Income from Operations                                        515             322        601
        Net Income                                                    267               7        342
-----------------------------------------------------------------------------------------------------


                                                                            Dec. 31,
                                                                   ------------------------
                                                                      1998          1997
-------------------------------------------------------------------------------------------
Balance Sheet Information:
        Current Assets                                             $1,005          $  954
        Property and Equipment and Other Assets                     7,895           7,530
        Total Assets                                                8,900           8,484
        Current Liabilities                                         1,207           1,208
        Long-term Debt                                              1,609           1,732
        Total Liabilities                                           5,244           5,319
        Stockholders' Equity                                        3,656           3,165
-------------------------------------------------------------------------------------------

Conrail's operating results for the year ended Dec. 31, 1998, include certain charges the jointly owned entity is required to record as part of the purchase transaction. The charges, which totaled $187 million on an after-tax basis, were excluded in determining the equity in Conrail's net income recorded by CSX. These amounts primarily reflected the accrual of separation costs for non-union employees below the executive level whose positions will be eliminated as a result of the acquisition. Excluding these charges, Conrail's net income totaled $454 million for the year ended Dec. 31, 1998.

Conrail's operating results for the year ended Dec. 31, 1997, also included certain charges that the jointly owned entity is required to record as part of the purchase transaction. The charges, which totaled $363 million on an after-tax basis, reflected the accrual of separation costs for Conrail executives, as well as the vesting of benefits under certain stock compensation plans and the termination of Conrail's Employee Stock Ownership Plan. Excluding these charges, Conrail's net income totaled $370 million for the year ended Dec. 31, 1997.

CSX'S ACCOUNTING FOR THE INVESTMENT IN CONRAIL
CSX is using the equity method of accounting for its investment in Conrail through the jointly owned entity. Under the equity method, the company recognizes income from its proportionate share of Conrail's net income, as well as the effect of the purchase price allocation on items such as depreciation of property and equipment. Equity in Conrail's net income, the effect of the purchase price allocation, and acquisition and transition expenses incurred prior to the integration of rail operations are reported as net income (loss) from investment in Conrail and are included in other income (expense) in the consolidated statement of earnings. On a combined basis, these items and interest on debt issued to acquire the Conrail investment reduced CSX's net earnings by $162 million, 76 cents per share, and $97 million, 45 cents per share, for the fiscal years ended Dec.
25, 1998, and Dec. 26, 1997, respectively.

As previously outlined, CSX and Norfolk Southern completed the joint acquisition of Conrail in May 1997. At that time, CSX's economic interest in Conrail increased to 42% from approximately 20%. Had CSX held its 42% interest in Conrail from the beginning of the fiscal year, its net earnings for the year ended Dec. 26, 1997, would have been reduced by $28 million to $771 million, $3.60 per share, reflecting additional amounts for equity in Conrail's net income, purchase price amortization, and interest on the acquisition debt.

NOTE 3. CONVEYANCE OF BARGE SUBSIDIARY.

On June 30, 1998, CSX conveyed its wholly-owned barge subsidiary, American Commercial Lines LLC (ACL), to a venture formed with Vectura Group Inc. (Vectura). As part of the transaction, NMI Holdings LLC, a wholly-owned barge subsidiary of Vectura, was combined with ACL. CSX received cash proceeds of $695 million from the transaction, $67 million of which were used to repay certain outstanding debt and other obligations of ACL and to pay expenses of the transaction. Operating results for the year ended Dec. 25, 1998, include a net investment gain of $154 million, $90 million after tax, 42 cents per share, primarily from the ACL transaction.

CSX has a 32% common ownership in the new venture. Due to the reduction in its ownership interest, CSX has accounted for its investment in the venture under the equity method for the period ended Dec. 25, 1998, retroactive to the beginning of the fiscal year. For periods prior to fiscal year 1998, ACL was accounted for as a consolidated subsidiary.

NOTE 4. OPERATING EXPENSE.

                                                                     1998          1997          1996
-----------------------------------------------------------------------------------------------------
Labor and Fringe Benefits                                           $3,140         $3,226       $3,158
Materials, Supplies and Other                                        2,517          2,511        2,532
Building and Equipment Rent                                          1,102          1,111        1,143
Inland Transportation                                                  996          1,003          996
Depreciation                                                           609            620          611
Fuel                                                                   404            567          574
Restructuring Credit                                                   (30)            --           --
                                                                   -----------------------------------
       Total                                                        $8,738         $9,038       $9,014
                                                                   -----------------------------------
Selling, General and Administrative Expense Included in Above Items $1,165         $1,106       $1,210
------------------------------------------------------------------------------------------------------

Note 5. Other Income.

                                                                     1998          1997          1996
------------------------------------------------------------------------------------------------------
Interest Income                                                       $ 52            $53        $48
Income from Real Estate and Resort Operations(a)                        47             71         62
Net Investment Gain (Loss)(b)                                          154             --         (4)
Net Losses from Accounts Receivable Sold                               (30)           (29)       (30)
Minority Interest                                                      (35)           (41)       (42)
Net Income (Loss) from Investment in Conrail                           (39)            34          8
Equity Earnings of Other Affiliates                                     27              6          6
Foreign Currency Gain (Loss)                                           (16)            (1)         5
Miscellaneous                                                          (41)           (42)       (10)
                                                                   -----------------------------------
    Total                                                             $119            $51        $43
------------------------------------------------------------------------------------------------------

 (a) Gross revenue from real estate and resort operations was $194 million, $206 million and $186 million in 1998, 1997 and 1996, respectively.

 (b) The $154 million net investment gain recognized in 1998 was primarily attributable to the conveyance of the company's barge subsidiary to a joint venture (see Note 3).

NOTE 6. INCOME TAXES.

Earnings from domestic and foreign operations and related income tax expense are as follows:

                                                                      1998         1997        1996
-----------------------------------------------------------------------------------------------------
Earnings Before Income Taxes:
      -- Domestic                                                     $564       $  987      $1,158
      -- Foreign                                                       209          196         158
                                                                     --------------------------------
        Total Earnings Before Income Taxes                            $773       $1,183      $1,316
-----------------------------------------------------------------------------------------------------
Income Tax Expense (Benefit):
Current -- Federal                                                    $(93)      $  143      $  250
      -- Foreign                                                        38           35          30
      -- State                                                          (5)          16          15
                                                                     --------------------------------
   Total Current                                                       (60)         194         295
                                                                     --------------------------------
Deferred -- Federal                                                    260          168         166
         -- Foreign                                                      2            1          --
         -- State                                                       34           21          --
                                                                     --------------------------------
        Total Deferred                                                 296          190         166
                                                                     --------------------------------
        Total Income Tax Expense                                      $236       $  384      $  461
-----------------------------------------------------------------------------------------------------


Income tax expense reconciled to the tax computed at statutory rates is as follows:

                                             1998                      1997                    1996
---------------------------------------------------------------------------------------------------------
Tax at Statutory Rates                  $271       35%           $414        35%          $461        35%
State Income Taxes                        19        2              24         2             10         1
Equity in Conrail Net Income             (49)      (6)            (30)       (2)            --        --
Prior Years' Income Taxes                (11)      (1)            (12)       (1)           (27)       (2)
Other Items                                6        1             (12)       (1)            17         1
                                       ------------------------------------------------------------------
     Income Tax Expense                 $236       31%           $384        33%          $461        35%
---------------------------------------------------------------------------------------------------------

The significant components of deferred tax assets and liabilities include:


                                                                            Dec. 25, 1998     Dec. 26, 1997
-----------------------------------------------------------------------------------------------------------
Deferred Tax Assets:
  Productivity/Restructuring Charges                                           $  139          $    162
  Employee Benefit Plans                                                          406               334
  Deferred Gains and Related Rents                                                 29               119
  Other                                                                           498               370
                                                                              -----------------------------
    Total                                                                       1,072               985
                                                                              -----------------------------
Deferred Tax Liabilities:
  Accelerated Depreciation                                                      3,334             3,173
  Other                                                                           783               618
                                                                              -----------------------------
    Total                                                                       4,117             3,791
-----------------------------------------------------------------------------------------------------------
Net Deferred Tax Liabilities                                                   $3,045            $2,806
-----------------------------------------------------------------------------------------------------------

In addition to the annual provision for deferred income tax expense, the change in the year-end net deferred income tax liability balances included the income tax effect of the changes in the minimum pension liability in 1998 and 1997.

The company has not recorded domestic deferred or additional foreign income taxes applicable to undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested. Such earnings amounted to $205 million and $290 million at Dec. 25, 1998, and Dec. 26, 1997, respectively. These amounts may become taxable upon their remittance as dividends or upon the sale or liquidation of these foreign subsidiaries. It is not practicable to determine the amount of net additional income tax that may be payable if such earnings were repatriated.

The company files a consolidated federal income tax return, which includes its principal domestic subsidiaries. Examinations of the federal income tax returns of CSX have been completed through 1990. Returns for 1991 through 1996 are currently under examination. Management believes adequate provision has been made for any adjustments that might be assessed.

NOTE 7. ACCOUNTS RECEIVABLE.

The company sells revolving interests in its rail accounts receivable to public investors through a securitization program and to a financial institution through commercial paper conduit programs. The accounts receivable are sold, without recourse, to a wholly-owned, special-purpose subsidiary, which then transfers the receivables, with recourse, to a master trust. The securitization and conduit programs are accounted for as sales in accordance with FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Receivables sold under these arrangements are excluded from accounts receivable in the consolidated statement of financial position. In June 1998, the company replaced an expiring securitization program with a new program and reduced the amount of receivables sold under the conduit programs. At Dec. 25, 1998, the agreements provide for the sale of up to $350 million in receivables through the securitization program and $50 million through the conduit programs.

At Dec. 25, 1998, the company had sold $347 million of accounts receivable; $300 million through the securitization program and $47 million through the conduit programs. At Dec. 26, 1997, $372 million of accounts receivable were sold; $200 million through the securitization program and $172 million through the conduit programs. The certificates issued under the 1998 securitization program bear interest at 6% annually and mature in June 2003. Receivables sold under the conduit program require yield payments based on prevailing commercial paper rates plus incremental fees.

The company's retained interests in the receivables were $482 million at Dec. 25, 1998, and $429 million at Dec. 26, 1997, and are included in accounts receivable. Losses recognized on the sale of accounts receivable totaled $30 million, $29 million, and $30 million in 1998, 1997 and 1996, respectively.

The company has retained the responsibility for servicing accounts receivable transferred to the master trust. The average servicing period is approximately one month. No servicing asset or liability has been recorded since the fees the company receives for servicing the receivables approximate the related costs.

The company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable, including receivables transferred to the master trust. Allowances for doubtful accounts of $92 million and $97 million have been applied as a reduction of accounts receivable at Dec. 25, 1998, and Dec. 26, 1997, respectively.

NOTE 8. PROPERTIES.


                                       Dec. 25, 1998                            Dec. 26, 1997
-------------------------------------------------------------------------------------------------------
                                       Accumulated                               Accumulated
                              Cost     Depreciation    Net             Cost      Depreciation     Net
-------------------------------------------------------------------------------------------------------
Rail:
Road                        $10,202      $2,745     $  7,457         $ 9,603        $2,658     $  6,945
Equipment                     4,762       1,806        2,956           4,400         1,580        2,820
                           ----------------------------------------------------------------------------
    Total Rail               14,964       4,551       10,413          14,003         4,238        9,765
Container-shipping            2,662       1,204        1,458           2,673         1,111        1,562
Other                         1,052         278          774           1,594           515        1,079
                            ---------------------------------------------------------------------------
    Total                   $18,678      $6,033      $12,645         $18,270        $5,864      $12,406
-------------------------------------------------------------------------------------------------------

NOTE 9. CASUALTY, ENVIRONMENTAL AND OTHER RESERVES.

Activity related to casualty, environmental and other reserves is as follows:


                                              Casualty and      Environmental      Separation
                                           Other Reserves(a)(b)  Reserves(a)    Liabilities(a)(c) Total
--------------------------------------------------------------------------------------------------------
Balance Dec. 29, 1995                                $570           $137             $404        $1,111
Charged to Expense and Other Additions                254             16               --           270
Payments and Other Reductions                        (290)           (36)             (34)         (360)
--------------------------------------------------------------------------------------------------------
Balance Dec. 27, 1996                                 534            117              370         1,021
Charged to Expense and Other Additions                277             12               --           289
Payments and Other Reductions                        (249)           (30)             (22)         (301)
-------------------------------------------------------------------------------------------------------
Balance Dec. 26, 1997                                 562             99              348         1,009
Charged to Expense and Other Additions                309              3               --           312
Restructuring Credit                                   --             --              (30)          (30)
Payments and Other Reductions                        (318)           (27)             (18)         (363)
-------------------------------------------------------------------------------------------------------
Balance Dec. 25, 1998                                $553           $ 75             $300        $  928
-------------------------------------------------------------------------------------------------------

(a)Balances include current portions of casualty and other, environmental and separation reserves, respectively, of $244 million, $20 million and $19 million at Dec. 25, 1998; $245 million, $20 million and $33 million at Dec. 26, 1997; and $234 million, $20 million and $52 million at Dec. 27, 1996.

(b)Casualty reserves are estimated based upon the first reporting of an accident or personal injury to an employee. Liabilities for accidents are based upon field reports and liabilities for personal injuries are based upon the type and severity of the injury and the use of current trends and historical data.

(c)Separation liabilities include $285 million at Dec. 25, 1998, $300 million at Dec. 26, 1997, and $318 million at Dec. 27, 1996, related to productivity charges recorded in 1991 and 1992 to provide for the estimated costs of implementing work-force reductions, improvements in productivity and other cost reductions at the company's major transportation units. The remaining liabilities are expected to be paid out over the next 15 to 20 years.

During 1998, CSXT recorded a restructuring credit of $30 million, reflecting the reversal of certain separation and labor protection reserves established as part of a 1995 restructuring charge. These reserves were associated with planned work-force reductions that are no longer anticipated as a result of a new telecommunications contract CSXT entered into in July 1998.

NOTE 10. DEBT AND CREDIT AGREEMENTS.

                                                  Average Interest Rates
Types and Maturity Dates                             at Dec. 25, 1998      Dec. 25, 1998  Dec. 26, 1997
-----------------------------------------------------------------------------------------------------
Commercial Paper                                           5.82%               $1,000        $2,000
Notes (1999-2032)                                          7.50%                4,560         3,624
Equipment Obligations (1999-2013)                          7.12%                  770           784
Mortgage Bonds (1999-2003)                                 3.27%                   72            75
Other Obligations, including Capital Leases (1999-2021)    7.20%                  130           162
                                                          -------------------------------------------
   Total                                                   7.15%                6,532         6,645
                                                          -------------------------------------------
Less Debt Due Within One Year                                                     100           229
                                                                               ----------------------
   Total Long-term Debt                                                        $6,432        $6,416
-----------------------------------------------------------------------------------------------------

CSX maintains a $2.5 billion bank credit agreement to provide financing for a portion of the Conrail acquisition and for general working capital needs. Under the agreement, the company may borrow directly from the participating banks or utilize the credit facility to support the issuance of commercial paper. Direct borrowings from the participating banks can be obtained, at the company's option, under a competitive bid process among the banks or under a revolving credit arrangement with interest either at LIBOR plus a margin determined by the company's credit rating or at an alternate base rate, as defined in the agreement. The company pays annual fees to the participating banks that may range from .06% to .15% of the total commitment, depending upon its credit rating. The credit agreement, which expires in November 2001, also includes certain covenants and restrictions, such as limitations on debt as a percentage of total capitalization and restrictions on the disposition of certain assets. At Dec. 25, 1998, CSX had commercial paper borrowings supported by the credit facility of $1.187 billion, of which $1 billion was classified as long-term debt based on the company's ability and intent to maintain this debt outstanding for more than one year. At Dec. 26, 1997, the company had commercial paper borrowings of $2.126 billion, of which $2 billion was classified as long-term debt. Commercial paper classified as short-term debt totaled $187 million at a weighted-average interest rate of 5.82% at Dec. 25, 1998, and $126 million at a weighted-average interest rate of 5.76% at Dec. 26, 1997.

CSX issued other long-term debt during 1997 and 1998. In 1997, $2.5 billion of notes were issued to provide financing for a portion of the Conrail acquisition. The notes were issued in multiple tranches with maturities ranging from 2002 to 2032 and interest rates ranging from 6.95% to 8.30%. In 1998, the company issued approximately $1 billion of fixed rate notes, principally to refinance commercial paper borrowings incurred to complete the Conrail acquisition. The notes have maturities ranging from 2001 to 2028 and interest rates ranging from 5.85% to 6.80%. In addition to these financings, the company had customary borrowing and repayment activity in connection with the acquisition of equipment.

Subsequent to Dec. 25, 1998, CSX completed a shelf registration statement with the Securities and Exchange Commission that provides for the issuance of up to $800 million in debt securities and warrants. The company may also offer common stock, preferred stock, depositary shares, or warrants for common or preferred stock under the shelf registration.

Excluding long-term commercial paper, the company has long-term debt maturities for 1999 through 2003 aggregating $100 million, $333 million, $131 million, $555 million and $295 million, respectively. Certain of CSX's rail unit properties are pledged as security for various rail-related long-term debt issues.

NOTE 11. COMMON AND PREFERRED STOCK.

The company has a single class of common stock, $1 par value, of which 300 million shares are authorized. Each share is entitled to one vote in all matters requiring a vote. At Dec. 25, 1998, common shares issued and outstanding totaled 217,119,265.

The company also has total authorized preferred stock of 25 million shares, of which 250,000 shares of Series A have been reserved for issuance, and 3 million shares of Series B have been reserved for issuance under the Shareholder Rights Plan discussed below. All preferred shares rank senior to common shares both as to dividends and liquidation preference. No preferred shares were outstanding at Dec. 25, 1998.

On May 29, 1998, the board of directors adopted a Shareholder Rights Plan. Pursuant to the Plan, each outstanding share of common stock also evidences one preferred share purchase right ("right"). Each right entitles shareholders of record to purchase from the company, until the earlier of June 8, 2008, or the redemption of the rights, one one-hundredth of a share of Series B preferred stock at an exercise price of $180, subject to certain adjustments or, under certain circumstances, to obtain additional shares of common stock in exchange for the rights. The rights are not exercisable or transferable apart from the related common shares until the earlier of 10 business days following the public announcement that a person or affiliated group has acquired 20% or more of the company's outstanding common stock; or 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the ownership by a person or group of 15% or more of the outstanding common stock. The board of directors may redeem the rights at a price of one cent per right at any time prior to the acquisition by a person or group of 20% or more of the outstanding common stock.

NOTE 12. EARNINGS PER SHARE.

In accordance with FASB Statement No. 128, "Earnings per Share," the following table sets forth the computation of earnings per share and earnings per share, assuming dilution.

                                                                                        1998          1997        1996
------------------------------------------------------------------------------------------------------------------------
Numerator:
        Net Earnings                                                                     $ 537         $ 799       $ 855
Denominator (thousands):
        Average Common Shares Outstanding                                              210,860       209,979     208,550
        Effect of Potentially Dilutive Common Shares, Principally Employee Stock Plans   3,336         4,466       3,786
                                                                                       ---------------------------------
        Average Common Shares Outstanding, Assuming Dilution                           214,196       214,445     212,336
                                                                                       ---------------------------------
Earnings Per Share                                                                       $2.55         $3.80       $4.10
                                                                                       ---------------------------------
Earnings Per Share, Assuming Dilution                                                    $2.51         $3.72       $4.03
------------------------------------------------------------------------------------------------------------------------

Certain potentially dilutive securities outstanding at Dec. 25, 1998, Dec. 26, 1997, and Dec. 27, 1996, were not included in the computation of earnings per share, assuming dilution, since their exercise prices were greater than the average market price of the common shares during the period and, accordingly, their effect is antidilutive. These shares totaled 9.60 million at a weighted-average exercise price of $48.84 per share for 1998, 1.96 million at $57.00 per share for 1997, and 1.98 million at $51.44 for 1996.

Earnings per share for all prior periods presented have been restated to reflect clarification of the treatment of certain stock-based compensation plan shares under FASB Statement No. 128. Earnings per share were revised to $3.80 from $3.67 for 1997, and to $4.10 from $4.00 for 1996. On a diluted basis, 1997 earnings per share were revised to $3.72 from $3.62; the 1996 figure was revised to $4.03 per share from $3.96.

NOTE 13. STOCK PLANS.

The company maintains several stock plans designed to encourage ownership of its stock and provide incentives for employees to contribute to its success. Expense for stock-based compensation under these plans is based on the intrinsic value accounted for under the principles of APB Opinion No. 25 and related Interpretations. Due to the company's lower stock price in 1998, a net credit of $4 million was recognized for stock-based compensation. The company recognized compensation expense of $66 million and $36 million in 1997 and 1996, respectively. Had compensation expense been determined based upon fair values at the date of grant, consistent with the methods of FASB Statement No. 123, the company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                        1998           1997         1996
---------------------------------------------------------------------------------------------------------------------------
Net Earnings                          -- As Reported                                   $ 537          $ 799         $ 855
                                      -- Pro Forma                                     $ 481          $ 791         $ 832

Earnings Per Share                    -- As Reported                                   $2.55          $3.80         $4.10
                                      -- Pro Forma                                     $2.28          $3.77         $3.99

Earnings Per Share, Assuming Dilution -- As Reported                                   $2.51          $3.72         $4.03
                                      -- Pro Forma                                     $2.24          $3.69         $3.92
---------------------------------------------------------------------------------------------------------------------------

The pro forma fair value method of accounting was applied only to stock-based awards granted after Dec. 30, 1994. Because all stock-based compensation expense for 1998, 1997 and 1996 was not restated and because stock-based awards granted may vary from year to year, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

STOCK PURCHASE AND LOAN PLAN
The Stock Purchase and Loan Plan provides for the purchase of common stock and related rights by eligible officers and key employees of the company and entitles them to obtain loans with respect to the shares purchased. The Plan is intended to further the long-term stability and financial success of the company by providing a method for eligible employees to increase significantly their ownership of common stock. A total of 9 million shares are reserved for issuance under the Plan.

In consideration for shares purchased, participants have provided down payments of not less than 5% nor more than 25% of the purchase price in the form of cash, recourse notes or equity earned in the Plan. The remaining purchase price is in the form of non-recourse loans secured by the shares issued. At Dec. 25, 1998, and Dec. 26, 1997, loans outstanding totaled $275 million and $277 million, respectively, at weighted-average interest rates of 6.6% for both years. All non-recourse loans under the Plan are subject to certain adjustments after a vesting period based upon targeted increases in the market price of CSX common stock. At Dec. 25, 1998, and Dec. 26, 1997, certain of the market price thresholds had been met, resulting in forgiveness of interest (net of dividends applied to interest) plus a portion of the principal balances of the notes.

At Dec. 25, 1998,  there were   155 participants   in the   Plan.   Transactions
involving the Plan are as follows:

                                                                               Shares
                                                                               (000's)   Average Price(a)
--------------------------------------------------------------------------------------------------------
Outstanding at Dec. 27, 1996                                                    8,111          $46.26
    Issued                                                                        138          $59.43
    Exchanged, Canceled or Withdrawn                                             (581)         $22.48
                                                                               -------------------------
Outstanding at Dec. 26, 1997                                                    7,668          $45.74
    Exchanged, Canceled or Withdrawn                                             (503)         $45.13
                                                                               -------------------------
Outstanding at Dec. 25, 1998                                                    7,165          $45.75
--------------------------------------------------------------------------------------------------------

(a) Represents average cost to participants, net of cumulative note forgiveness.

There were no additional shares issued under the Stock Purchase and Loan Plan in 1998. The weighted-average fair value benefit to participants for a share issued under the Plan in 1997 was $19.82. This value was estimated as of the respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.1%; dividend yield of 2.2%; volatility factor of 22.2%; and expected life of six years.

1987 LONG-TERM PERFORMANCE STOCK PLAN
The CSX Corporation 1987 Long-term Performance Stock Plan provides for awards in the form of stock options, Stock Appreciation Rights (SARs), Performance Share Awards (PSAs) and Incentive Compensation Program shares (ICPs) to eligible officers and employees. Awards granted under the Plan are determined by the board of directors based on the financial performance of the company.

At Dec. 25, 1998, there were 524 current or former employees with outstanding grants under the Plan. A total of 21,736,794 shares were reserved for issuance, of which 3,702,641 were available for new grants (428,638 at Dec. 26, 1997). The remaining shares are assigned to outstanding stock options, SARs and PSAs.

The majority of stock options have been granted with 10-year terms and vest at the end of one year of continued employment. The exercise price for options granted equals the market price of the underlying stock on the date of grant. A summary of the company's stock option activity and related information for the fiscal years ended Dec. 25, 1998, Dec. 26, 1997, and Dec. 27, 1996, follows:

                                            1998                            1997                        1996
                                   -----------------------------  ---------------------------  --------------------------
                                   Shares      Weighted-average   Shares    Weighted-average   Shares    Weighted-average
                                   (000s)       Exercise Price    (000s)     Exercise Price    (000s)     Exercise Price
----------------------------------------------------------------  ---------------------------- --------------------------
Outstanding at Beginning of Year   16,171          $40.49           13,102     $35.82            11,881      $32.76
Granted                             2,674          $48.43            4,182     $51.44             1,978      $51.43
Exchanged, Canceled or Expired     (1,505)         $52.82              (31)    $49.89               (42)     $27.69
Exercised                          (1,052)         $23.80           (1,082)    $26.08              (715)     $42.08
----------------------------------------------------------------  ---------------------------- --------------------------
Outstanding at End of Year         16,288          $41.73           16,171     $40.49            13,102      $35.82
----------------------------------------------------------------  ---------------------------- --------------------------
Exercisable at End of Year         10,447          $36.96            9,911     $34.08            10,139      $31.90
----------------------------------------------------------------  ---------------------------- --------------------------
Fair Value of Options Granted      $11.22                           $12.25                       $13.78
---------------------------------------------------------------------------------------------- --------------------------

On   Dec. 14, 1998, 1,297,595 stock options granted in April 1998 at an exercise
price of  $52.66 per share were   exchanged for 1,038,076   new options    at an
exercise price of $41.78 per share.

The   following table  summarizes information about stock options outstanding at
Dec. 25, 1998:


                                    Options Outstanding                            Options Exercisable
                      --------------------------------------------------------------------------------------------
                        Number       Weighted-average                              Number
                      Outstanding       Remaining       Weighted-average        Exercisable    Weighted-average
                        (000s)       Contractual Life    Exercise Price           (000s)        Exercise Price
--------------------------------------------------------------------------      ----------------------------------
$15 to $20              1,366              1.8              $18.53                 1,366          $18.53
$30 to $39              4,714              4.4              $35.54                 4,714          $35.54
$40 to $49              6,171              7.5              $43.50                 3,738          $43.06
$50 to $57              4,037              8.1              $54.09                   629          $51.43
                      ----------------------------------------------------      ----------------------------------
   Total               16,288              6.3              $41.73                10,447          $36.96
------------------------------------------------------------------------------------------------------------------

The fair value of options granted in 1998, 1997 and 1996 was estimated as of the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.2%, 6.5% and 6.3%; volatility factors of 23%, 21% and 22%; dividend yields of 2.4%, 2.2% and 2.4%; and expected lives of 5 years, 4.8 years and 6 years.

The value of PSAs is contingent on the achievement of performance goals and completion of certain continuing employment requirements over a three-year period. Each PSA earned will equal the fair market value of one share of CSX common stock on the date of payment. At Dec. 25, 1998, there were 1,540,400 shares reserved for outstanding PSAs. In 1998, 1997 and 1996, respectively, 518,500, 126,600, and 110,600 PSAs were granted to employees. The weighted-average fair value of those shares was $52.00 for 1998, $44.88 for 1997 and $44.44 for 1996.

At Dec. 25, 1998, there were 186,140 SARs outstanding with a weighted-average exercise price of $16.79. In 1998, 1997 and 1996, respectively, 77,556, 171,377 and 69,494 SARs were exercised at weighted-average exercise prices of $15.58, $14.94 and $15.68. There were no grants of SARs in 1998, 1997 or 1996.

1990 STOCK AWARD PLAN
Under the 1990 Stock Award Plan, all officers and employees of the company are eligible to receive shares of CSX common stock as an incentive award and certain key employees are eligible to receive them as a deferral award. All awards of common stock are issued based on terms and conditions approved by the company's board of directors. At Dec. 25, 1998, there were 1,291,720 shares reserved for issuance under this Plan, of which 1,187,920 were available for new grants. There were no shares granted under the Plan in 1998. In 1997 and 1996, respectively, 433,500 shares and 633,587 shares were granted under the Plan. The weighted-average fair value of those shares was $44.69 for 1997 and $45.63 for 1996.

STOCK PURCHASE AND DIVIDEND REINVESTMENT PLANS
The 1991 Employees Stock Purchase and Dividend Reinvestment Plan provides a method and incentive for eligible employees to purchase shares of the company's common stock at market value by payroll deductions. To encourage stock ownership, employees receive a 17.65% matching payment on their contributions in the form of additional stock purchased by the company. Each matching payment of stock is subject to a two-year holding period. Sales of stock prior to the completion of the holding period result in forfeiture of the matching stock purchase. Officers and key employees who qualify for the Stock Purchase and Loan Plan are not eligible to participate in this Plan. At Dec. 25, 1998, there were 611,477 shares of common stock available for purchase under this Plan. Employees purchased 37,403 shares in 1998; 35,593 shares in 1997 and 40,985 shares in 1996 under the plan at weighted-average market prices of $46.63, $51.94 and $47.39 for 1998, 1997 and 1996, respectively.

The company also maintains the Employees Stock Purchase and Dividend Reinvestment Plan and the Shareholders Dividend Reinvestment Plan, adopted in 1981, under which all employees and shareholders may purchase CSX common stock at the average of daily high and low sale prices for the five trading days ending on the day of purchase. To encourage stock ownership, employees receive a 5% discount on all purchases under this program. At Dec. 25, 1998, there were 4,650,023 shares reserved for issuance under these Plans.

STOCK PLAN FOR DIRECTORS
The Stock Plan for Directors, approved by the shareholders in 1992, governs in part the manner in which directors' fees and retainers are paid. A minimum of 40% of the retainers must be paid in common stock of the company. In addition, each director may elect to receive up to 100% of the remaining retainer and fees in the form of common stock of the company. In 1997, shareholders approved amendments to the Plan that would permit additional awards of stock or stock options. In 1998, 13,000 stock options were granted with an exercise price of $41.25. The Plan permits each director to elect to transfer stock into a trust that will hold the shares until the participant's death, disability, retirement as a director, other cessation of services as a director, or change in control of the company. At Dec. 25, 1998, there were 916,141 shares of common stock reserved for issuance under this Plan.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS.

Fair values of the company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. Long-term debt is the only financial instrument of the company with a fair value significantly different from its carrying amount. At Dec. 25, 1998, the fair value of long-term debt, including current maturities, was $6.96 billion, compared with a carrying amount of $6.53 billion. At Dec. 26, 1997, the fair value of long-term debt, including current maturities, was $7.03 billion, compared with a carrying amount of $6.64 billion. The fair value of long-term debt has been estimated using discounted cash flow analysis based upon the company's current incremental borrowing rates for similar types of financing arrangements.

NOTE 15. EMPLOYEE BENEFIT PLANS.

The company sponsors defined benefit pension plans, principally for salaried personnel. The plans provide eligible employees with retirement benefits based principally on years of service and compensation rates near retirement. Plan assets consist primarily of common stocks, corporate bonds and cash and cash equivalents.

In addition to the defined benefit pension plans, the company sponsors three plans that provide medical and life insurance benefits to most full-time salaried employees upon their retirement. The postretirement medical plans are contributory, with retiree contributions adjusted annually. The life insurance plan is non-contributory. The company's current policy is to fund the cost of the postretirement medical and life insurance benefits on a pay-as-you-go basis, as in prior years.

The company has adopted FASB Statement No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," which was issued in February 1998. The following information was prepared in accordance with the new standard. The company uses a plan year of Oct. 1 through Sept. 30 to value its pension and postretirement plans on an actuarial basis.


                                                             Pension Benefits       Postretirement Benefits
                                                          --------------------------------------------------
                                                              1998     1997             1998      1997
------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit Obligation at Beginning of Plan Year                $1,470    $1,371           $  345    $  351
Service Cost                                                    39        40                8        10
Interest Cost                                                   98        98               21        25
Plan Participants' Contributions                                --        --                4         4
Conveyance of Barge Subsidiary                                 (85)       --              (18)       --
Actuarial (Gain) Loss                                          187        54              (12)      (13)
Benefits Paid                                                  (94)      (93)             (33)      (32)
                                                             ----------------------------------------------
   Benefit Obligation at End of Plan Year                    1,615     1,470              315       345

CHANGE IN PLAN ASSETS
Fair Value of Plan Assets at Beginning of Plan Year          1,371     1,110               --        --
Actual Return on Plan Assets                                    54       276               --        --
Conveyance of Barge Subsidiary                                 (96)       --               --        --
Employer Contributions                                          38        78               29        28
Plan Participants' Contributions                                --        --                4         4
Benefits Paid                                                  (94)      (93)             (33)      (32)
                                                             ----------------------------------------------
   Fair Value of Plan Assets at End of Plan Year             1,273     1,371               --        --

FUNDED STATUS                                                 (342)      (99)            (315)     (345)
Unrecognized Actuarial Loss                                    352       124               26        31
Unrecognized Prior Service Cost                                 11        --               (3)       (8)
Unrecognized Transition Obligation                               1        13               --        --
Fourth Quarter Activity:
  Employer Contributions to Pension Plans                        2         2               --        --
  Net Postretirement Benefits Paid                              --        --                8         7
                                                             ----------------------------------------------
   Net Amount Recognized in Statement of Financial Position $   24   $    40           $ (284)   $ (315)
-----------------------------------------------------------------------------------------------------------

Amount Recognized in Statement of Financial Position Consists of:
   Prepaid Benefit Cost                                     $    7   $   117           $   --    $   --
   Accrued Benefit Liability                                  (173)     (119)            (284)     (315)
   Intangible Asset                                             11        11               --        --
   Accumulated Other Comprehensive Loss                        179        31               --        --
                                                            -----------------------------------------------
   Net Amount Recognized in Statement of Financial Position $   24   $    40           $ (284)   $ (315)
-----------------------------------------------------------------------------------------------------------

WEIGHTED-AVERAGE ASSUMPTIONS:
Discount Rate                                                 6.5%      7.5%              6.5%      7.5%
Rate of Compensation Increase                                 5.0%      5.0%              5.0%      5.0%
Expected Return on Plan Assets                                9.5%      9.5%              n/a       n/a

-----------------------------------------------------------------------------------------------------------

The net postretirement benefit obligation was determined using the assumption that the health care cost trend rate for medical plans was 9.0% for 1998-1999, decreasing gradually to 5.5% by 2005 and remaining at that level thereafter. A 1% change in the assumed health care cost trend rate would have the following effects:

                                                                                      1%            1%
                                                                                   Increase      Decrease
                                                                                 -------------------------
Effect on postretirement benefits service and interest cost                           $ 2         $ (2)
Effect on postretirement benefit obligation                                            19          (17)
----------------------------------------------------------------------------------------------------------


                                              Pension Benefits                  Postretirement Benefits
                                         ---------------------------------------------------------------
                                          1998       1997      1996            1998      1997      1996
--------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Service Cost                               $ 39     $ 40      $ 37            $  8       $ 10      $  9
Interest Cost                                98       98        93              21         25        25
Expected Return on Plan Assets             (101)     (96)      (91)             --         --        --
Amortization of Transition Obligation         6        5         5              --         --        --
Amortization of Prior Service Cost            1       --        --              (4)        (7)       (7)
Recognized Net Actuarial (Gain) Loss         12       13        15              (1)         2         3
--------------------------------------------------------------------------------------------------------
   Net Periodic Benefit Cost               $ 55     $ 60      $ 59            $ 24       $ 30      $ 30
--------------------------------------------------------------------------------------------------------

The conveyance of CSX's barge subsidiary to a joint venture during 1998 reduced the company's pension and postretirement benefit obligations and related pension plan assets.

During 1998, CSX recorded an increase in the minimum pension liability of $148 million. The change in the minimum liability did not affect net earnings, but is a component of accumulated other comprehensive loss on an after-tax basis. The higher minimum liability resulted from lower interest rates in 1998, which reduced the discount applied to pension obligations, and from the broad decline in U.S. stock prices during the third quarter.

OTHER PLANS
The company maintains savings plans for virtually all full-time salaried employees and certain employees covered by collective bargaining agreements. Expense associated with these plans was $20 million, $23 million and $23 million for 1998, 1997 and 1996, respectively.

Under collective bargaining agreements, the company participates in a number of union-sponsored, multiemployer benefit plans. Payments to these plans are made as part of aggregate assessments generally based on number of employees covered, hours worked, tonnage moved or a combination thereof. Total contributions of $235 million, $238 million and $224 million were made to these plans in 1998, 1997 and 1996, respectively.

NOTE 16. COMMITMENTS AND CONTINGENCIES.

LEASE COMMITMENTS
The company leases equipment under agreements with terms up to 21 years. Non-cancelable, long-term leases generally include options to purchase at fair value and to extend the terms. At Dec. 25, 1998, minimum building and equipment rentals under non-cancelable operating leases totaled approximately $407 million for 1999, $355 million for 2000, $372 million for 2001, $299 million for 2002, $290 million for 2003 and $1.7 billion thereafter.

Rent expense on operating leases, including net daily rental charges on railroad operating equipment of $258 million, $239 million and $245 million in 1998, 1997 and 1996, respectively, amounted to $1.1 billion in 1998 and $1.2 billion in 1997 and 1996.

PURCHASE COMMITMENTS
CSXT entered into various agreements from 1993 to 1998 to purchase 590 locomotives. These large orders cover normal locomotive replacement needs for 1994 through 1999 and introduced alternating current traction technology to the locomotive fleet. CSXT has taken delivery of 50 direct current and 392 alternating-current locomotives through Dec. 25, 1998. The remaining 148 alternating-current units are scheduled to be delivered in 1999.

CONTINGENT LIABILITIES
Guarantees
The company and its subsidiaries are contingently liable individually and jointly with others as guarantors of long-term debt and obligations principally relating to leased equipment, joint ventures and joint facilities. These contingent obligations were not material to the company's results of operations and financial position at Dec. 25, 1998.

NEW ORLEANS TANK CAR FIRE
In September 1997, a state court jury in New Orleans, La., returned a $2.5 billion punitive damages award against CSXT. The award was made in a class-action lawsuit against a group of nine companies based on personal injuries alleged to have arisen from a 1987 fire. The fire was caused by a leaking chemical tank car parked on CSXT tracks and resulted in the 36-hour evacuation of a New Orleans neighborhood. In the same case, the court awarded a group of 20 plaintiffs compensatory damages of approximately $2 million against the defendants, including CSXT, to which the jury assigned 15% of the responsibility for the incident. CSXT's liability under that compensatory damages award is not material and adequate provision was made for the award in a prior year.

In October 1997, the Louisiana Supreme Court set aside the punitive damages judgment, ruling the judgment should not have been entered until all liability issues were resolved. In February 1999, the Louisiana Supreme Court issued a further decision, authorizing and instructing the trial court to enter individual punitive damages judgments in favor of the 20 plaintiffs who had received awards of compensatory damages, in amounts representing an appropriate share of the jury's award. While the trial court has not yet taken action under this decision, the amounts of such punitive damages judgments, if any, are not expected to be material. CSX believes that this February 1999 decision will expedite the process of full appellate review of the 1997 trial. The claims of 20 additional plaintiffs for compensatory damages are scheduled to be tried beginning in March 1999.

CSXT is pursuing an aggressive legal strategy. Management believes that any adverse outcome will not be material to CSX's or CSXT's overall results of operations or financial position, although it could be material to results of operations in a particular quarterly accounting period.

SELF-INSURANCE
Although the company obtains substantial amounts of commercial insurance for potential losses for third-party liability and property damage, reasonable levels of risk are retained on a self-insurance basis. A portion of the insurance coverage, $25 million limit above $100 million per occurrence from rail and certain other operations, is provided by a company partially owned by CSX.

Environmental
CSXT is a party to various proceedings involving private parties and regulatory agencies related to environmental issues. CSXT has been identified as a potentially responsible party (PRP) at 113 environmentally impaired sites that are or may be subject to remedial action under the Federal Superfund statute (Superfund) or similar state statutes. A number of these proceedings are based on allegations that CSXT, or its railroad predecessors, sent hazardous substances to the facilities in question for disposal. Such proceedings arising under Superfund or similar state statutes can involve numerous other waste generators and disposal companies and seek to allocate or recover costs associated with site investigation and cleanup, which could be substantial.

CSXT is involved in a number of administrative and judicial proceedings and other clean-up efforts at 248 sites, including the sites addressed under the Federal Superfund statute or similar state statutes, where it is participating in the study and/or clean-up of alleged environmental contamination. The assessment of the required response and remedial costs associated with most sites is extremely complex. Cost estimates are based on information available for each site, financial viability of other PRPs, where available, and existing technology, laws and regulations. CSXT's best estimates of the allocation method and percentage of liability when other PRPs are involved are based on assessments by consultants, agreements among PRPs, or determinations by the U.S. Environmental Protection Agency or other regulatory agencies.

At least once each quarter, CSXT reviews its role, if any, with respect to each such location, giving consideration to the nature of CSXT's alleged connection to the location (i.e., generator, owner or operator), the extent of CSXT's alleged connection (i.e., volume of waste sent to the location and other relevant factors), the accuracy and strength of evidence connecting CSXT to the location, and the number, connection and financial position of other named and unnamed PRPs at the location. The ultimate liability for remediation can be difficult to determine with certainty because of the number and creditworthiness of PRPs involved. Through the assessment process, CSXT monitors the creditworthiness of such PRPs in determining ultimate liability.

Based upon such reviews and updates of the sites with which it is involved, CSXT has recorded, and reviews at least quarterly for adequacy, reserves to cover estimated contingent future environmental costs with respect to such sites. The recorded liabilities for estimated future environmental costs at Dec. 25, 1998, and Dec. 26, 1997, were $75 million and $99 million, respectively. These recorded liabilities, which are undiscounted, include amounts representing CSXT's estimate of unasserted claims, which CSXT believes to be immaterial. The liability has been accrued for future costs for all sites where the company's obligation is probable and where such costs can be reasonably estimated. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. The majority of the Dec. 25, 1998, environmental liability is expected to be paid out over the next five to seven years, funded by cash generated from operations.

The company does not currently possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, latent conditions at any given location could result in exposure, the amount and materiality of which cannot presently be reliably estimated. Based upon information currently available, however, the company believes that its environmental reserves are adequate to accomplish remedial actions to comply with present laws and regulations, and that the ultimate liability for these matters will not materially affect its overall results of operations and financial condition.

Other Legal Proceedings
A number of legal actions are pending against CSX and certain subsidiaries in which claims are made in substantial amounts. While the ultimate results of environmental investigations, lawsuits and claims involving the company cannot be predicted with certainty, management does not currently expect that resolution of these matters will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the company.

NOTE 17. BUSINESS SEGMENTS.

The company operates in four business segments: Rail, Container Shipping, Intermodal and Contract Logistics. The rail segment provides rail freight transportation over a network of more than 18,000 route miles in 20 states in the East, Midwest and South. The container-shipping segment provides global transportation services via a fleet of 94 container ships and more than 220,000 containers. The intermodal segment provides transcontinental intermodal transportation services and operates a network of dedicated intermodal facilities across North America. The contract logistics segment provides customized logistics solutions, including inventory management, distribution, warehousing, assembly and just-in-time delivery. The company's segments are strategic business units that offer different services and are managed separately based on the differences in these services.

The company evaluates performance and allocates resources based on several factors, of which the primary financial measure is business segment operating income, defined as income from operations, excluding the effects of non-recurring charges and gains. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note
1). Intersegment sales and transfers are generally accounted for as if the sales or transfers were to third parties, that is, at current market prices.

Business segment information for fiscal years 1998, 1997 and 1996 is as follows:

Fiscal year ended Dec. 25, 1998


                                             Container                Contract
                                    Rail     Shipping    Intermodal   Logistics     Other       Totals
---------------------------------------------------------------------------------------------------------
Revenue from External Customers   $4,956       $3,916      $618         $408          --         $9,898
Intersegment Revenue                  --           --        30           --          --             30
Operating Income                   1,031          133        33           29          --          1,226
Assets                            11,897        2,453       217          144          --         14,711
Depreciation Expense                 450          130        18           11          --            609
Property Additions                 1,212           54        99           17          --          1,382
---------------------------------------------------------------------------------------------------------


Fiscal year ended Dec. 26, 1997
                                              Container               Contract
                                    Rail      Shipping   Intermodal   Logistics    Other(a)     Totals
---------------------------------------------------------------------------------------------------------
Revenue from External Customers   $4,989       $3,991      $634         $389         $618       $10,621
Intersegment Revenue                  --           --        35           --           --            35
Operating Income                   1,229          278        46           24           69         1,646
Assets                            11,403        2,576       218          129          626        14,952
Depreciation Expense                 429          128        14           10           39           620
Property Additions                   712          251        32           13           52         1,060
---------------------------------------------------------------------------------------------------------

Fiscal year ended Dec. 27, 1996

                                              Container               Contract
                                    Rail      Shipping   Intermodal   Logistics    Other(a)       Totals
---------------------------------------------------------------------------------------------------------
Revenue from External Customers   $4,909       $4,051       $638        $316         $622       $10,536
Intersegment Revenue                  --           --         22          --           --            22
Operating Income                   1,127          318         35          17          112         1,609
Assets                            10,800        2,545        211         122          667        14,345
Depreciation Expense                 416          135         15           9           36           611
Property Additions                   764          307         24          15           91         1,201
---------------------------------------------------------------------------------------------------------


 (a) Other includes the company's barge operations, which were conveyed to a joint venture in 1998 and are no longer a consolidated activity (see Note 3).

A reconciliation of the totals reported for the business segments to the applicable line items in the consolidated financial statements is as follows:

                                                                     1998           1997          1996
--------------------------------------------------------------------------------------------------------
Revenue:
Revenue from External Customers for Business Segments             $  9,898        $10,621       $10,536
Intersegment Revenue for Business Segments                              30             35            22
Elimination of Intersegment Revenue                                    (30)           (35)          (22)
                                                                 ---------------------------------------
     Total Consolidated Revenue                                   $  9,898        $10,621       $10,536
--------------------------------------------------------------------------------------------------------
Operating Income:
Operating Income for Business Segments                            $  1,226        $ 1,646       $ 1,609
Reclassification of Intercompany Interest Income                       (62)           (63)          (64)
Unallocated Corporate Expenses                                          (4)            --           (23)
                                                                  --------------------------------------
     Total Consolidated Operating Income                           $ 1,160       $  1,583      $  1,522
--------------------------------------------------------------------------------------------------------
Assets:
Assets for Business Segments                                       $14,711        $14,952       $14,345
Investment in Conrail                                                4,798          4,244         1,965
Elimination of Intercompany Receivables                                (36)           (33)          (32)
Non-segment Assets(b)                                                  954            794           687
                                                                  --------------------------------------
     Total Consolidated Assets                                     $20,427        $19,957       $16,965
--------------------------------------------------------------------------------------------------------
Depreciation Expense:
Depreciation Expense for Business Segments                         $   609        $   620       $   611
Non-segment Depreciation(b)                                             21             26             9
                                                                  --------------------------------------
     Total Consolidated Depreciation Expense                       $   630        $   646       $   620
--------------------------------------------------------------------------------------------------------
Property Additions:
Property Additions for Business Segments                           $ 1,382        $ 1,060       $ 1,201
Non-segment Property Additions(b)                                       97             65            22
                                                                  --------------------------------------
     Total Consolidated Property Additions                         $ 1,479       $  1,125      $  1,223
--------------------------------------------------------------------------------------------------------

(b)Non-segment assets include corporate cash and cash equivalents and assets of non-transportation businesses. Non-segment depreciation and property additions are primarily attributable to non-transportation businesses.
   Principal non-transportation businesses include real estate and resort operations and information technology subsidiaries serving multiple segments.

Included in the consolidated financial statements are the following amounts related to geographic locations:

                                                                     1998           1997          1996
-------------------------------------------------------------------------------------------------------
Revenues:(c)
United States                                                       $7,594       $ 8,272        $ 8,161
Asia                                                                 1,239         1,188          1,252
Europe                                                                 668           721            719
Other                                                                  397           440            404
                                                                   ------------------------------------
     Total Consolidated Revenues                                    $9,898       $10,621        $10,536
-------------------------------------------------------------------------------------------------------

(c)Revenues are attributed to geographic locations based on port of origin for container-shipping operations and the location of the service provided for all other operations.

More than 95% of the company's long-lived assets are located in the United States. The company does not have a single external customer that represents 10% or more of its consolidated revenue.

NOTE 18. SUMMARIZED FINANCIAL DATA - SEA-LAND SERVICE INC.

During 1997, Sea-Land entered into agreements to sell and lease back by charter three new U.S.-built, U.S.-flag, D-7 class container ships. CSXhas guaranteed the obligations of Sea-Land pursuant to the related charters which, along with the container ships, serve as collateral for debt securities registered with the Securities and Exchange Commission (SEC). In accordance with SEC disclosure requirements, summarized financial information for Sea-Land and its consolidated subsidiaries is as follows:


Summary of Operations                                               1998          1997         1996
-----------------------------------------------------------------------------------------------------
Operating Revenue                                                   $3,916        $3,991      $4,051

Operating Expense
              -- Public                                              3,708         3,634        3,648
              -- Affiliated(a)                                         113           109          122
                                                                  -----------------------------------
Operating Income                                                    $   95        $  248       $  281
                                                                  -----------------------------------
Net (Loss) Earnings                                                 $  (70)       $   56       $   84
-----------------------------------------------------------------------------------------------------


                                                                  Dec. 25,        Dec. 26,
Summary of Financial Position                                       1998            1997
-----------------------------------------------------------------------------------------------------
Current Assets        -- Public                                    $  597         $   652
                      -- Affiliated(a)                                  3               4

Other Assets          -- Public                                     1,785           1,880
                      -- Affiliated (a)                                67              40

Current Liabilities   -- Public                                       607             626
                      -- Affiliated (a)                                92              37

Other Liabilities     -- Public                                       616             687
                      -- Affiliated (a)                               627             576

Shareholder's Equity                                                  510             650
-----------------------------------------------------------------------------------------------------

(a)Amounts represent activity with CSX affiliated companies. Operating expense includes certain intercompany amounts which are eliminated for business segment reporting.

SL Alaska Trade Company (SLATCO) is a special purpose, unconsolidated subsidiary of Sea-Land with trust-related assets of $117 million securing $106 million of debt maturing on Oct. 1, 2005. The assets of SLATCO are not available to creditors of Sea-Land or its subsidiaries, nor are the SLATCO notes guaranteed by Sea-Land or any of its subsidiaries.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CSX CORPORATION

We have audited the accompanying consolidated statements of financial position of CSX Corporation and subsidiaries as of December 25, 1998 and December 26, 1997, and the related consolidated statements of earnings, cash flows, and changes in shareholders' equity for each of the three fiscal years in the period ended December 25, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSX Corporation and subsidiaries at December 25, 1998 and December 26, 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 25, 1998, in conformity with generally accepted accounting principles.



                                                /s/ERNST & YOUNG LLP


Richmond, Virginia
February 26, 1999

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

Elizabeth E. Bailey(1,2,5)
John C. Hower Professor of Public Policy and Management, The Wharton School,
University of Pennsylvania, Philadelphia, Pa.

H. Furlong Baldwin(2)
Chairman, President & CEO
Mercantile Bankshares Corporation, Baltimore, Md.

Claude S. Brinegar(5)
Retired Chief Financial Officer
and Vice Chairman
Unocal Corp., Stanford, Calif.

Robert L. Burrus Jr.(4,5)
Partner and Chairman
McGuire, Woods, Battle & Boothe LLP, Richmond, Va.

Bruce C. Gottwald(1,3,4)
Chairman and CEO
Ethyl Corporation, Richmond, Va.

John R. Hall(3,5)
Chairman of Arch Coal Inc. and
Retired Chairman and CEO
Ashland Inc., Ashland, Ky.

E. Bradley Jones(4)
Consultant
Former Chairman and CEO
LTV Steel Company, Pepper Pike, Ohio

Robert D. Kunisch(3,5)
Vice Chairman
Cendant Corporation, Boca Grande, Fla.

James W. McGlothlin(2,4)
Chairman and CEO
The United Company, Bristol, Va.

Southwood J. Morcott(2,4)
Chairman of the Board
Dana Corporation, Toledo, Ohio

Charles E. Rice(1,3)
Vice Chairman Corporate Development
Bank of America, Jacksonville, Fla.

William C. Richardson(1,5)
President and CEO
W.K. Kellogg Foundation, Battle Creek, Mich.

Frank S. Royal, M.D.(2,3)
Physician and Health Care Authority,
Richmond, Va.

John W. Snow(1)
Chairman, President and CEO
CSX Corporation, Richmond, Va.

Key to committees of the board

1 - Executive, 2 - Audit, 3 - Compensation, 4 - Pension, 5 - Nominating and Organization


CORPORATE OFFICERS

John W. Snow*
Chairman, President and CEO

Mark G. Aron*
Executive Vice President-Law and Public Affairs

Paul R. Goodwin*
Executive Vice President-Finance and
Chief Financial Officer

Andrew B. Fogarty*
Senior Vice President-Corporate Services

Thomas E. Hoppin
Senior Vice President-Executive Department

Jesse R. Mohorovic*
Group Vice President-Corporate Communications and Investor Relations

Anita P. Beier
Vice President-Financial Planning

Ellen M. Fitzsimmons
General Counsel-Corporate

Arnold I. Havens
Vice President-Federal Affairs

Craig R. MacQueen
Vice President-Corporate Communications

William F. Miller
Vice President-Audit and Advisory Services

James P. Peter
Vice President-Taxes

James L. Ross*
Vice President and Controller

Alan A. Rudnick
Vice President-General Counsel and
Corporate Secretary

Michael J. Ruehling
Vice President-State Relations

James A. Searle Jr.
Vice President-Administration

Peter J. Shudtz
Vice President-Law and General Counsel

Gregory R. Weber*
Vice President and Treasurer

UNIT OFFICERS

CSX TRANSPORTATION INC.
Alvin R. (Pete) Carpenter*
President and CEO

Ronald J. Conway*
Executive Vice President-Operations

Michael J. Ward*
Executive Vice President-Coal & Merger Planning

Aden C. Adams
Senior Vice President-Merchandise Sales and Marketing

P. Michael Giftos
Senior Vice President and General Counsel

Frank H. Nichols
Senior Vice President-Employee Relations

SEA-LAND SERVICE INC.
John P. Clancey*
President and CEO

Robert J. Grassi*
Senior Vice President-Finance and Planning

Richard E. Murphy*
Senior Vice President-Pacific Services

Charles G. Raymond*
Senior Vice President and
Chief Transportation Officer

CSX INTERMODAL INC.
Lester M. Passa*
President and CEO

CSX TECHNOLOGY INC.
Charles J. O. Wodehouse
President

CUSTOMIZED TRANSPORTATION INC.
David G. Kulik
President and CEO

THE GREENBRIER
Ted J. Kleisner
President and Managing Director

YUKON PACIFIC CORPORATION
Jeff B. Lowenfels
President and CEO

* Executive officers of the corporation.

SHAREHOLDER INFORMATION

SHAREHOLDER SERVICES
Shareholders with questions about their accounts should contact the transfer agent at the address or telephone number shown below. General questions about CSX or information contained in company publications should be directed to corporate communications at the address or telephone number shown below.
Security analysts, portfolio managers or other investment community representatives should contact investor relations at the address or telephone number shown below.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Harris Trust Company
P. O. Box A3504
Chicago, IL 60690-3504
(800) 521-5571
(312) 461-4061, in Illinois
e-mail: webshare@harrisbank.com

CSXDirectInvestsm
Harris Trust Dividend Reinvestment Department
P. O. Box A3309
Chicago, IL  60690-3309
(800) 521-5571
www.csx.com/aboutus/shareholder/directinvest

SHAREHOLDER RELATIONS
Karen L. Kennedy
Administrator-Shareholder Services
CSX Corporation
P. O. Box 85629
Richmond, VA 23285-5629
(804) 782-1465
e-mail: Karen_Kennedy@csx.com

CORPORATE COMMUNICATIONS
Elisabeth Gabrynowicz
Director-Corporate Communications
CSX Corporation
P. O. Box 85629
Richmond, VA 23285-5629
(804) 782-6775
e-mail: Elisabeth_Gabrynowicz@csx.com

INVESTOR RELATIONS
Joseph C. Wilkinson
Director-Investor Relations
CSX Corporation
P.O. Box 85629
Richmond, VA 23285-5629
(804) 782-1553
e-mail: Joseph_Wilkinson@csx.com


DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT
CSX provides dividend reinvestment and stock purchase plans for employees, shareholders and potential shareholders as a convenient method of acquiring CSX shares through direct purchase, dividend reinvestment and optional cash payments.

CSXDirectInvestSM permits the purchase and sale of shares directly though Harris Trust, our transfer agent. Through this plan, no service charges or brokerage commissions apply to share purchases, and sales can be made with minimal charges and commissions. Initial investment for a non-shareholder is $500 plus a $10 one-time enrollment fee. You do not need to own shares of CSX stock to enroll in this plan. Other benefits include the ability to:

   Reinvest dividends automatically in CSX common stock without payment of any brokerage commissions or service charges, or you may receive dividend payments on some or all of your shares.

   Make optional cash investments with as little as $50 per month, or up to $10,000 per month, without any charges or commissions.

   Make gifts of CSX shares to others through the plan, and present them with a gift memento if desired.

To obtain a prospectus or other information regarding CSXDirectInvestSM, please call or write the Harris Trust Dividend Reinvestment Department at the phone number or address above. Or, if you prefer, please visit our web site at www.csx.com.

STOCK HELD IN BROKERAGE ACCOUNTS
When a broker holds your stock, it is usually registered in the broker's name, or "street name." We do not know the identity of shareholders holding stock in this manner. We know only that a broker holds a certain number of shares that may be for any number of customers. If your stock is in a street-name account, you are not eligible to participate in CSXDirectInvestSM (see above). You will receive dividend payments, annual reports and proxy materials through your broker. Please notify your broker, not Harris Trust, if you wish to eliminate unwanted, duplicate mailings.

LOST OR STOLEN STOCK CERTIFICATES
If your stock certificates are lost, stolen or in some way destroyed, notify Harris Trust in writing immediately.

MULTIPLE DIVIDEND CHECKS AND DUPLICATE MAILINGS
Some shareholders hold their stock on CSX records in similar but different names (e.g. John A. Smith and J.A. Smith). When this occurs, we are required to create separate accounts for each name. Although the mailing addresses are the same, we are required to mail separate dividend checks to each account.

CONSOLIDATING ACCOUNTS
If you want to consolidate separate accounts into one account, contact Harris Trust for the necessary forms and instructions. When accounts are consolidated, it may be necessary to reissue the stock certificates.

Dividends
CSX pays quarterly dividends on its common stock on or about the 15th of March, June, September and December, when declared by the board of directors, to shareholders of record approximately three weeks earlier. CSX offers direct deposit of dividends to shareholders that request it. If you are interested, please contact Harris Trust at the address or phone number shown above.

REPLACING DIVIDEND CHECKS
If you do not receive your dividend check within 10 business days after the payment date or if your check is lost or destroyed, notify Harris Trust so payment can be stopped and a replacement check issued.

CORPORATE INFORMATION

HEADQUARTERS
One James Center
901 East Cary Street
Richmond, VA 23219-4031
(804) 782-1400
(http://www.csx.com)

MARKET INFORMATION
CSX's common stock is listed on the New York, London and Swiss stock exchanges and trades with unlisted privileges on the Midwest, Boston, Cincinnati, Pacific and Philadelphia stock exchanges. The official trading symbol is "CSX."

DESCRIPTION OF COMMON AND PREFERRED STOCKS
A total of 300 million shares of common stock are authorized, of which 217,119,265 shares were outstanding as of Dec. 25, 1998. Each share is entitled to one vote in all matters requiring a vote of shareholders. There are no pre-emptive rights. At Dec. 25, 1998, there were 51,949 registered common stock shareholders.

A total of 25 million shares of preferred stock are authorized. Series A consists of 250,000 shares of $7 Cumulative Convertible Preferred Stock. All outstanding shares of Series A Preferred Stock were redeemed as of July 31, 1992. Series B consists of 3 million shares of Junior Participating Preferred Stock, none of which has been issued. These shares will become issuable only when the rights distributed to holders of common stock under the Shareholder Rights Plan adopted by CSX on May 29, 1998, become exercisable.

ANNUAL SHAREHOLDER MEETING
10 a.m., Tuesday, April 27, 1999
The Greenbrier
White Sulphur Springs, W.Va.

SHAREHOLDER HOUSE PARTIES AT THE GREENBRIER
Throughout the year, The Greenbrier offers Shareholder House Parties featuring discounted rates and special activities. Shareholder House Parties in 1999 are scheduled for:

   Easter - March 31 - April 4
   Annual  Meeting - April 25-28
   Memorial Day - May 28 - June 1

For information on shareholder parties, contact Maryann Sanford, Reservations Department, The Greenbrier, 300 W. Main Street, White Sulphur Springs, WV 24986, or phone toll-free (800) 624-6070 or e-mail to The_Greenbrier@greenbrier.com.

Again in 1999, The Greenbrier is pleased to extend to all shareholders a 10 percent discount on their Modified American Plan rates, applicable to one visit per year. Reservations will be accepted on a space-available basis. This offer does not apply during CSX House Parties, when rates are already discounted, or if a shareholder is attending a conference being held at The Greenbrier.


QUARTERLY FINANCIAL DATA (UNAUDITED)

Year                               1998
-------------------------------------------------------
Quarter                    1st     2nd     3rd     4th
-------------------------------------------------------
Operating Revenue(a)     $2,463  $2,492  $2,432  $2,511
Operating Income(a)      $  278  $  336  $  270  $  276
Net Earnings             $   91  $  151  $  187  $  108
Earnings Per Share(b)    $ 0.43  $ 0.71  $ 0.89  $ 0.52
Earnings Per Share,
   Assuming Dilution(b)  $ 0.42  $ 0.70  $ 0.88  $ 0.51
Dividends Per Share      $ 0.30  $ 0.30  $ 0.30  $ 0.30
Market Price
   High                  $60.31  $60.75  $46.94  $46.81
   Low                   $49.25  $44.88  $36.50  $37.63
-------------------------------------------------------

Year                               1997
-------------------------------------------------------
Quarter                    1st     2nd     3rd     4th
-------------------------------------------------------
Operating Revenue        $2,567  $2,678  $2,649  $2,727
Operating Income         $  324  $  433  $  384  $  442
Net Earnings             $  151  $  227  $  206  $  215
Earnings Per Share       $ 0.72  $ 1.08  $ 0.98  $ 1.02
Earnings Per Share,
   Assuming Dilution     $ 0.71  $ 1.06  $ 0.96  $ 0.99
Dividends Per Share      $ 0.26  $ 0.26  $ 0.26  $ 0.30
Market Price
   High                  $52.00  $56.13  $62.44  $60.75
   Low                   $41.25  $44.13  $53.94  $50.25
-------------------------------------------------------

(a)On June 30, 1998, CSX conveyed its wholly owned subsidiary, American Commercial Lines LLC, to a joint venture in which CSX now holds a 32% common interest. Due to the reduction in its ownership interest, CSX has accounted for its investment in the venture under the equity method for the period ended Dec. 25, 1998, retroactive to the beginning of the fiscal year. Operating revenue and operating income for the first and second quarters of 1998 have been restated to reflect this change.

(b)Earnings per share for the first and second quarters of 1998 and for each quarter in 1997 have been restated to reflect clarification of the treatment of certain stock-based compensation plan shares under FASB Statement No. 128.

SHARES OUTSTANDING AS OF JAN. 22, 1999: 217,040,908

COMMON STOCK SHAREHOLDERS AS OF JAN. 22, 1999: 51,787

FORM 10-K
A copy of the company's annual report to the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to Shareholder Relations, CSX Corporation, P.O.Box 85269, Richmond, Va. 23285-5629. The Form 10-K also is available on the company's web site at www.csx.com.