Form 10-K, Exhibit 13
period 1999-12-31
CSX CORP
filed 2000-03-07
CIK 277948

Financial Highlights


(Millions of Dollars, Except Per Share Amounts)        1999       1998        1997        1996          1995
---------------------------------------------------------------------------------------------------------------
Earnings
   Operating Revenue                                  $10,811      $9,868     $10,621    $10,536     $10,304
   Operating Expense                                   10,203       8,708       9,038      9,014       9,178
                                                      ---------------------------------------------------------
   Operating Income                                   $   608      $1,160     $ 1,583    $ 1,522     $ 1,126
                                                      ---------------------------------------------------------
   Net Earnings                                       $     2      $  537     $   799    $   855     $   618
                                                      ---------------------------------------------------------

   Earnings Per Share                                 $   .01      $ 2.55     $  3.80    $  4.10     $  2.99
   Earnings Per Share, Assuming Dilution              $   .01      $ 2.51     $  3.72    $  4.03     $  2.95
---------------------------------------------------------------------------------------------------------------
Earnings, Excluding Non-recurring Items and
   Cumulative Effect of Accounting Change(a)(b)
   Operating Revenue                                  $10,811     $ 9,868     $10,621   $ 10,536     $ 10,304
   Operating Expense                                    9,788       8,738       9,038      9,014        8,921
                                                      ---------------------------------------------------------
   Operating Income                                   $ 1,023     $ 1,130     $ 1,583    $ 1,522      $ 1,383
                                                      ---------------------------------------------------------

   Net Earnings                                       $   339     $   428     $   799    $   855      $   727
                                                      ---------------------------------------------------------

   Earnings Per Share                                 $  1.59     $  2.04     $  3.80    $  4.10      $  3.50
   Earnings Per Share, Assuming Dilution              $  1.59     $  2.00     $  3.72    $  4.03      $  3.46
---------------------------------------------------------------------------------------------------------------
Financial Position
   Cash, Cash Equivalents and
      Short-term Investments                          $   974     $   533     $   690    $   682      $   660
   Working Capital Deficit                            $  (910)    $  (616)    $  (532)   $  (685)     $(1,056)
   Total Assets                                       $20,720     $20,427     $19,957    $16,965      $14,282
   Long-term Debt                                     $ 6,196     $ 6,432     $ 6,416    $ 4,331      $ 2,222

   Shareholders' Equity                               $ 5,756     $ 5,880     $ 5,766    $ 4,995      $ 4,242
---------------------------------------------------------------------------------------------------------------
Other Data Per Common Share
   Cash Dividends                                     $  1.20     $  1.20     $  1.08    $  1.04      $   .92
   Book Value                                         $ 26.35     $ 27.08     $ 26.41    $ 23.04      $ 20.15
   Market Price -- High                               $ 53.94     $ 60.75     $ 62.44    $ 53.13      $ 46.13
                -- Low                                $ 28.81     $ 36.50     $ 41.25    $ 42.25      $ 34.63
---------------------------------------------------------------------------------------------------------------
Employees(c)
   Rail                                                31,952      28,358      27,864     28,559       29,537
   Other                                               16,998      17,789      19,047     18,755       18,428
                                                      ---------------------------------------------------------
      Total                                            48,950      46,147      46,911     47,314       47,965
---------------------------------------------------------------------------------------------------------------

See accompanying Consolidated Financial Statements

(a)   Significant non-recurring items include the following:
   1999 - A loss on the sale of international container-shipping assets and a related benefit from discontinuing depreciation of those assets from the date they were classified as "held for sale." The net effect of the loss and the depreciation benefit reduced earnings by $360 million before tax, $271 million after tax, $1.27 per share.

           -A charge to recognize the cost of a workforce reduction program at the company's rail and intermodal units that reduced earnings by $55 million before tax, $34 million after tax, 16 cents per share.

           -A gain on the sale of the company's Grand Teton Lodge resort subsidiary that increased earnings by $27 million before tax, $17 million after tax, 8 cents per share.

   1998 - A net  investment  gain,  primarily  from the  conveyance  of American
        Commercial Lines LLC, the company's wholly owned barge subsidiary, to a joint venture. The gain increased earnings by $154 million before tax, $90 million after tax, 42 cents per share.

           -A restructuring credit to reverse certain separation and labor protection reserves established by the company's rail unit as part of a 1995 restructuring charge. The restructuring credit increased earnings by $30 million before tax, $19 million after tax, 9 cents per share.

   1995 - A charge to recognize the estimated costs of initiatives to revise, restructure and consolidate specific operations and administrative functions at the company's rail and container-shipping units. The restructuring charge reduced earnings by $257 million before tax, $160 million after tax, 76 cents per share.

           -A net investment gain on the issuance of an equity interest in a container-shipping terminal and related operations in Asia and the writedown of various investments. The net gain increased earnings by $77 million before tax, $51 million after-tax, 25 cents per share.

(b) The company recorded a charge at the beginning of fiscal year 1999 to reflect the cumulative effect on prior years of adopting a new accounting rule related to workers' compensation second injury fund assessments incurred by the company's container-shipping unit. The charge reduced net earnings for 1999 by $49 million, 23 cents per share. Had the accounting change been applied retroactively, the effect on net earnings and related per share amounts would not have been material to any fiscal year presented.

 (c)  Employee counts are based on annual averages.

Chairman's Message

[PHOTO]
1999 was a difficult year for CSX Corporation. Earnings were very disappointing, and the decline in shareholder value is a matter of serious concern to us. Our company, along with railroad equities in general and a large number of leading industrial companies, under-performed the major stock market indices by a wide margin. We believe strongly that this is a transitory situation, reflecting an extraordinary time and extremely burdensome pressures in our core railroad business.

We entered the year with high hopes that 1999 would see the successful integration of Conrail into our rail network, positioning us for a bright future. But despite an intense, two-year planning effort, we encountered problems that set us back temporarily. Nevertheless, the company has taken a major step forward by putting the CSX and Conrail operations together and, in the process, we have learned some important lessons that are benefiting us now and will continue to have a positive impact on our future.

The strength of our company is undiminished. Our railroad assets and the network CSX now owns join together virtually every major population center in the eastern half of the United States. It is a powerful and very competitive network, vital to the nation's economic well-being and virtually irreplaceable. The customers we serve and who depend on CSX represent America's industrial, agricultural, mining, manufacturing and merchandise production base. Our people are the best railroaders in America, each one of them dedicated to a demanding but rewarding career and to achieving our ambitious goals.

There is no doubt in my mind that CSX is positioned to regain earnings momentum and that the returns of the Conrail merger will start to be realized this year.

The Year in Review
Earnings for 1999, before accounting for one-time items, were $339 million, or $1.59 per share, down from $428 million, or $2.00 per share, in 1998. This decline is directly attributable to the difficulties encountered implementing the Conrail merger. Total revenues were up 10 percent in 1999.

Spurred by a robust economy, demand for rail transportation was good in 1999. We experienced high-traffic volumes in key merchandise sectors such as autos, chemicals, agricultural, minerals, paper and forest products. Coal shipments to domestic utility plants were up slightly from a year ago, but exports continued to decline sharply. Since 1996, we have seen our annual coal export shipments drop by 52 percent as foreign producers enjoying far lower mining costs have captured a major share of this market. This dramatic shift has had a serious impact on rail-unit profitability. On the other hand, our intermodal business expanded significantly. Our new rail network provides fast-growing, high-volume parcel and consumer product shippers with unparalleled service options. This was clearly reflected in the sharp increase in intermodal revenues and profits in 1999. The new network provided near-flawless service for our most important intermodal customer, United Parcel Service, during the highly demanding 1999 holiday peak season.

As the year progressed, we saw railroad profits decline and the operating ratio rise steadily, reflecting high integration "get-ready" costs in the first half and heavy spending to address the merger implementation problems in the second half. This transition spending was necessary and not unexpected, and we are seeing the expenses associated with implementation abate as the railroad returns to regular operations.

Originally slated for a March 1999 launch, CSX and Norfolk Southern agreed to postpone operating our respective parts of Conrail to ensure that all operating protocols were in place and that information technology and work-order data systems were fully prepared. "Split Date" was June 1, 1999, and CSX moved forward successfully and enjoyed a relatively orderly transition for a period of several months. A big plus for us during the initial launch was the support of rail labor, and the "New Compact" forged with our unions has greatly improved working relationships. While start-up issues -- such as different traffic routings, changed dispatching patterns, new crews working at new locations -- affected network fluidity, there were no major system failures as we absorbed even higher-than-expected traffic volumes.

Things turned for the worse in September. Hurricane Floyd wreaked havoc on the entire eastern half of the network. Extensive flooding, ranging from Miami to Boston, caused major track washouts, with the most extensive damage occurring on mainline routes in North Carolina and New Jersey. Operating plans for the upcoming fall traffic peak had to be revised as locomotives were stranded, and car types could not be moved efficiently to meet rising shipper requirements. The network went out of balance; key freight yards became choke points, and trains were backed up in high-volume corridors. Very costly actions had to be taken to deal with the storm and its aftermath. Needed power was leased from other railroads, manpower was shifted to troubled locations, and additional train crews were brought on to deal with the situation. Keeping the network running and successfully avoiding "meltdown" was our highest priority.

By mid-December, the peak subsided, and the situation began to come under control. As we entered 2000, important operating metrics such as cars-on-line, car dwell times in yards and system velocity started to show some improvement. But we paid a heavy price for fourth-quarter congestion. Shippers were highly vocal with their complaints and moved some of their business to trucks. The impact on Wall Street was most discouraging. CSX stock plummeted in the fourth quarter to a low point for the year.

While we focused primarily on the Conrail integration in 1999, we addressed opportunities in other areas and took prompt and decisive steps to protect our interests, enhance our competitiveness and strengthen the overall financial position of the company. In this regard, we can point to major accomplishments in 1999 -- completing the sale of Sea-Land's volatile international container business and reorganizing the railroad's management and operating structure.

Selling Sea-Land's international business was a hard but necessary decision. Since its founding in 1956, Sea-Land has been a great company, an unquestioned industry leader and innovator. The company introduced the containerization concept to global shipping, revolutionizing the way goods move around the world. Since being acquired by CSX in 1986, Sea-Land revenues tripled, and the company established strong market positions in virtually all of the world's major trade routes. Over the years, its talented management team, led by John Clancey, has contributed much to our company, and we are fortunate to have retained a number of key executives.

But recent years have seen profit margins decline as a number of strong, well-capitalized competitors entered this business. Projected worldwide vessel over-capacity and substantial, ongoing capital requirements pointed to a worrisome outlook, and we made the strategic decision to sell Sea-Land's international business assets to Danish carrier, Maersk Line. This transaction was completed in December 1999, generating net cash proceeds of approximately $750 million and transferring substantial vessel lease obligations to the buyer. We have retained those parts of the business that currently earn their costs of capital and have more certain futures. The newly formed CSX Lines, engaged in Jones Act-protected domestic shipping, and CSX World Terminals, which operates container terminals in Hong Kong and nine other overseas locations, are now independent business units. Headed by former Sea-Land senior executives Chuck Raymond and Bob Grassi, respectively, and supported by strong management teams, these companies will grow, and we are optimistic about their prospects.

Importantly, the Sea-Land sale strengthens our financial position and eliminates a large degree of uncertainty that has adversely affected investor valuations of CSX. The transaction is a "win/win" for CSX and Maersk. Sea-Land international assets are in strong, familiar hands, and we are confident that the combined company will emerge as the clear leader in the international container-shipping industry. Looking forward, our strategic emphasis is overwhelmingly rail-oriented, and we are focusing sharply on maximizing the benefits of the Conrail transaction.

We have a new management team at the railroad charged to achieve this goal. In July, Ron Conway was named president of CSX Transportation, succeeding A.R. "Pete" Carpenter, who is now vice chairman of CSX Corporation. Pete and I have worked closely together for many years, and we are fortunate to have the benefit of his strategic thinking and sage counsel on an array of issues affecting the future direction of the company.

To accommodate the requirements of a much larger, geographically more diverse railroad, decision making has been decentralized, with operating responsibilities moving from Jacksonville headquarters to the field. Five operating regions were established in the summer, led by CSX and former Conrail executives who have many years of hands-on experience managing their respective territories. Complementing the new operating structure are four discrete service groups serving our major coal, auto, merchandise and intermodal markets. Each service group includes a senior operating executive whose primary role is to link commercial objectives to operating priorities. With operating regions and service groups working together and communicating directly on a daily basis, we are confident that service performance initiatives will be implemented with greater efficiency.

Realigning the management structure and moving hundreds of key personnel to new positions was distracting to the organization, especially when accompanied by a workforce reduction program that has reduced the non-contract headcount by approximately 12 percent. But we made these hard decisions to put them behind us and position the railroad for the future.

Moving Forward in 2000
We must regain shipper confidence by improving service and rooting out imbedded costs in our rail network. As we do this, we will reach our fundamental objective of building earnings momentum and accomplishing a significant turnaround in 2000. I have every reason to think we will do this, and the entire organization is galvanized to achieve this goal. As major shareholders, CSX management has a very clear incentive.

Railroad performance will drive our results. I expect to see sustained improvement beginning in the second quarter as we put merger issues behind us. Transition expenses are no longer a major factor, and we will be vigorously attacking those costs that have come into the railroad over the past several years as we focused on organizing and preparing for the merger. Success in this effort, buttressed by shipper demand for transportation reflecting a continuing strong economy, should outweigh the impact of relatively high fuel costs and labor wage increases. Capital outlays for 2000 will be markedly lower at the railroad and will total approximately $1 billion for the company.

From all indications, shippers understand the benefits of single-line service on our new rail network, and revenues should be up substantially this year. As we demonstrate consistent service improvements, we believe there will be a clear opportunity to increase prices in areas where our capacity is constrained and rail affords shippers distinct advantages. We do not forecast earnings but would be disappointed if the railroad's operating ratio does not improve sharply this year. Looking out further, I am convinced that an operating ratio approaching 75 percent is achievable in the not-too-distant future as we restore efficiency and capture sizeable merger synergies.

Our smaller business units will contribute to the anticipated turnaround. Customized Transportation Inc., our stellar logistics unit, met all of its targets last year and should continue to grow impressively in 2000. This is a tribute to Dave Kulik and his management team, who have built this company and earned the highest respect from a customer base representing many of the great names in U.S. business. CSX Lines and CSX World Terminals also will do well as sharply focused, strong players in their markets. The Greenbrier, our world-renowned resort, had a banner year in 1999 and should continue to prosper. I want to congratulate Ted Kleisner and his outstanding staff for being honored as "The Resort of the Century" by one of the industry's most venerable and respected publications. I urge our shareholders to take every opportunity to enjoy The Greenbrier's stately grace and truly exceptional hospitality.

At this writing, rail equities are under a cloud of uncertainty. The merger issues of the past several years have been exacerbated by the surprise, late-December announcement of a proposed merger between the Burlington Northern Santa Fe and Canadian National. Shipper groups have been vehement in their opposition, and a number of influential legislators have expressed concerns. The Surface Transportation Board has urged caution and set a broader standard for weighing the merits of the merger. We agree with STB Chairman Linda Morgan's position that the BNSF/CN merger must be considered in the light of its potential downstream effects on the railroad industry. The primary concerns are that mergers already underway have not yet had the time to demonstrate benefits and that this combination may force the other Class I railroads into another round of mergers during this period of great flux in the industry. CSX feels strongly that this is the wrong time for this proposed merger and has joined the Union Pacific, Norfolk Southern and Canadian Pacific in opposition to its filing. The railroad industry needs a period of stabilization to regain the confidence of shippers and investors.

I would like to express my sincere appreciation to our shareholders for your support during this difficult time. The board of directors understands your concerns and has been a great help to  management  throughout  this period.  Our company is fortunate to have the benefit of their sound judgment and considerable experience. Let me close by saying that, ultimately, CSX's future rests on the talent and dedication of our 47,500 employees, to whom I am deeply indebted for their tireless efforts. Their ongoing commitment gives me great confidence that our ambitious goals will be achieved.










/s/John W. Snow
John W. Snow
Chairman and Chief Executive Officer


[PHOTO]

CSX is a strong company, focused on building core rail and intermodal businesses and complemented by other solid transportation performers.


Our powerful rail network serves every major population and industrial center east of the Mississippi -- and more ports than any other railroad. Powered by one of the industry's best locomotive fleets, our 23,400-route-mile rail system links 32 ocean and 18 lake ports and provides access to more than 20 river terminals. This access gives customers more choices in supply sources and the power to reach new markets, both across the nation and around the world.

Our dedicated people are experts, whether they work in the field, running the railroad or intermodal operations, managing terminals, navigating containerships, or in staff functions. Building on the best of our heritage, the people throughout our company -- long-time CSXT employees, former Conrailers and Sea-Landers, our logistics experts, labor and management -- are working together to forge new traditions of teamwork and service to our customers.

Our valuable customers represent industries that are essential to our nation's economy and everyday life: coal for electricity; grain feed for poultry farms; autos for personal transportation; paper and forest products for newsprint and construction materials; minerals for construction projects; phosphates and fertilizer; food and consumer products that find their way to our kitchen tables.

Our goal is to be "Second to None" as a freight transportation provider. In 1999 we set the stage by completing the Conrail integration, strengthening our intermodal network, focusing our container-shipping business, and continuing to grow our contract logistics services. Each of our businesses, as described on the following pages, enters 2000 better positioned to meet the competitive challenges of today and tomorrow, deliver improved service to our customers, and enhance shareholder value.

[PHOTOS]

CSXT'S POWERFUL RAIL NETWORK - 23,400 ROUTE MILES STRETCHING FROM MIAMI TO MONTREAL AND FROM EAST ST. LOUIS TO BALTIMORE - IS THE LARGEST IN THE EASTERN UNITED STATES. THE CITIES WE LINK REPRESENT THE MOST IMPORTANT CONSUMER MARKETS, INDUSTRIAL CENTERS AND RAW-MATERIAL-PRODUCING AREAS OF THE COUNTRY.

Review of Operations



Rail Operations
A new era in railroading began as CSX Transportation started operating its Conrail lines in June 1999. The integration of operations, technology and human resources would prove to be the most complex undertaking of its kind in railroad history. While the service disruptions the railroad experienced through this period were more widespread and more difficult to solve than anticipated -- even after more than two years of intensive planning -- employees at every level doubled their efforts to return service to the consistently high levels customers expect. As a result of these efforts, CSXT enters this new era better positioned to realize the benefits initially envisioned from the expanded market reach of its rail network.

CSX TRANSPORTATION
With 35,000 employees, a 23,400-mile network in 23 states, more than 4,000 locomotives and more than 100,000 freight cars, the new CSXT serves every major market east of the Mississippi and more ports than any railroad in the country. Our overriding goal remains: create a competitive advantage for customers -- faster transit times, greater reliability and new single-line service options between Southeastern producing markets and high-consumption markets of the Northeast and Midwest.

CSXT took a major step in laying the foundation for achieving this goal as it restructured and streamlined its organization to become more customer-focused. The new regional structure, put in place during the second half of 1999, brings increased emphasis to local decision making to promote more efficient service to customers, and drives profit responsibility deeper into the organization. Key to this initiative was the creation of three new Service Groups -- Merchandise, Automotive and Coal -- which for the first time combine sales, marketing and operations professionals within the business segment. By combining all of the people responsible for developing business and planning service, the Service Groups' goals are to speed response time, more effectively deliver rail service and better satisfy customers' changing needs.

While realigning the railroad along product lines, CSXT established five field operating regions to support the Service Groups. Each operating region has a central staff to manage safety, asset management, operations improvement and customer development. Connecting the new Service Groups' customer focus with the new field structure places responsibility where it belongs -- close to our customers.

Major CSXT initiatives for the year 2000 target significant safety improvement, aggressive revenue growth and cost reduction, resulting in accelerating increases in productivity and operating efficiency. Further improvements to the post-integration operating plan are targeted to permit increased train speed and length and reduced car handling, making way for improving terminal productivity, crew and equipment utilization and service reliability. Capital spending will include capacity expansion at select locations to improve efficiency and service.

With the integration accomplished and the market opportunities now before us, the railroad is focused on obtaining merger benefits: cost synergies and revenue growth. The quality and performance of CSXT's employees will continue to drive the company's success in the new millenium. In the quest to become "Second to None," their ideas and involvement will enable the company to meet and exceed the expectations of customers and shareholders.

Intermodal
Intermodal transportation -- the movement of trailers and containers on rail cars instead of by highway -- is surface transportation's fastest growing business. The Conrail transaction will hasten the trend toward rail intermodal transportation and position CSX Intermodal (CSXI) to continue to provide the nation's premier intermodal service.

[PHOTOS]

FROM THE PEOPLE WHO KEEP THE ENGINES RUNNING AND THE SHIPS SAILING TO THOSE WHO DESIGN OUT SERVICES AND MANAGE BACK-OFFICE OPERATIONS, OUR EMPLOYEES BRING YEARS OF EXPERIENCE AND STRONG DEDICATION TO THEIR CHOSEN PROFESSIONS. THEY ARE POWERED BY A COMMITMENT TO SERVE OUR CUSTOMERS, OUR SHAREHOLDERS, AND THE COMMUNITIES IN WHICH WE OPERATE.

CSX INTERMODAL
With the Conrail transaction, CSXI becomes the nation's only transcontinental intermodal service provider serving every region of the country and providing domestic and international shippers single-line, non-stop services between the Midwest, Southeast, New York and New England. CSXI also provides the industry's fastest and most reliable service between New York and Florida, two of the largest consuming markets in the nation.

[PHOTO]

In 1999, CSXI largely completed an ambitious $130 million capital program to nearly double terminal capacity across its network to enable accelerated annual growth in both revenue and volume. New state-of-the-art terminals were completed in hub cities of Chicago, Cleveland and Atlanta, and major terminal enhancements were made to existing terminals in the Northeast and South. As a result, CSXI captured significant new business that will increase train densities, equipment utilization and customer responsiveness.

The importance of intermodal to the company and its future was reflected in 1999's financial performance. Revenue grew 48 percent to $959 million (including the addition of Conrail business), while volumes grew 58 percent to 1.65 million loads. In 1999, transcontinental volumes rebounded, as did international business originating in Asia. Operating income reached $82 million, a 148 percent increase over 1998.

CSX expects intermodal to remain its fastest-growing business segment and will continue to focus on operational improvements that increase transit reliability and customer responsiveness.

Container-shipping and Terminal Management Operations

As 1999 drew to a close, another milestone was reached with the sale of Sea-Land's international liner business, including vessels, containers and some terminals, to A.P. Moller-Maersk Line. CSX retained Sea-Land's domestic container-shipping and international terminal management companies, with total annual revenues exceeding $1 billion.

The agreement with Maersk was a natural progression of the close partnership Sea-Land and the Danish carrier had developed since forming a pioneering vessel-sharing alliance in 1991. The transaction strengthens CSX's financial position while retaining two strong, well-managed and competitive companies operating in more stable market environments.

CSX LINES
The newly formed container-shipping company, CSX Lines LLC, takes Sea-Land's leadership position in providing domestic ocean-liner service. The carrier operates 16 U.S.-flag vessels and 27,000 containers along six service routes between the continental United States and Alaska, Guam, Hawaii and Puerto Rico. CSX Lines also operates port terminals in Anchorage, Kodiak and Dutch Harbor, Alaska; Honolulu, Hawaii; San Juan, Puerto Rico; and Apra, Guam. Through sister companies CSXT and CSXI, customers also are offered access to key markets throughout the United States, Canada and Mexico and extensive intermodal connections within the United States.

[PHOTO]

CSX Lines is headquartered in Charlotte, N.C., with 20 offices throughout the continental United States, Alaska, Hawaii, Guam, and Puerto Rico. Its annual revenue is expected to exceed $700 million.

The domestic ocean trades in which CSX Lines operates are stable environments. The carrier will strive to increase revenues by gaining market share through operational excellence and seamless service. A number of customer-focused improvement initiatives are underway in the areas of documentation, customer service, electronic commerce, equipment availability, vessel on-time arrival and terminal throughput operations.

[PHOTOS]

OUR NATION HAS ALWAYS COUNTED ON THE RAILROAD TO MOVE THE GOODS AND PRODUCTS THAT ARE ESSENTIAL TO OUR ECONOMY. TODAY, THE SUCCESS OF COMPANIES IN SOME OF AMERICA'S MOST IMPORTANT INDUSTRIES DEPENDS, IN LARGE PART, ON THE SERVICE OF RAILROADS, INCLUDING CSXT. WE TAKE THIS RESPONSIBILITY SERIOUSLY AND WORK HARD TO SATISFY OUR CUSTOMERS' CHANGING NEEDS.

CSX WORLD TERMINALS
The other retained Sea-Land business, CSX World Terminals LLC, operates terminals in Hong Kong, China, Australia, Europe, Russia and Latin America. The company also provides services relating to terminal depot and warehouse management, equipment maintenance and terminal systems internationally and in the United States. Headquartered in Charlotte, CSX World Terminals' annual revenue is expected to be approximately $300 million. Additionally, the company has investment income from terminal operating companies not reflected in its revenue base.

[PHOTO]

World container throughput is forecast to grow 10 percent per year through 2005. The drivers of this demand are world economies that are becoming increasingly trade dependent and developing countries that need modern ports to support commercial growth. A trend toward transshipments and the use of larger vessels also is influencing the flow of cargo through ports, providing additional opportunities for CSX World Terminals' services.

To take advantage of this growth, CSX World Terminals will focus on developing a brand image that builds on its rich Sea-Land heritage and global reputation for expertise. The company will continue to seek process improvements to create greater efficiency and productivity at facilities it operates. Additionally, the company plans to expand development and use of proprietary, advanced technology to enhance real-time information sharing and optimize terminal utilization.

Both CSX Lines and CSX World Terminals are strong businesses that are expected to earn more than their cost of capital and to grow and bring stable, incremental earnings to CSX's bottom line. With their new status as separate companies, we anticipate greater contributions to CSX's financial performance.

Contract Logistics
With annual revenue now approaching $500 million, Customized Transportation Inc.
(CTI) is a leader in third-party logistics, offering an expanding portfolio of supply chain management solutions. From its origins in contract transportation and just-in-time support for the automotive industry, the company has diversified and developed an array of services, including logistics operations, transportation network design and management, modular assembly, in-line sequencing, and inventory procurement and management. In addition to all domestic automakers, CTI's client list includes many of the world's leading manufacturers, foreign automakers, and consumer durable companies.

CTI
In 1999, CTI produced record earnings, building on its impressive track record and position in a rapidly expanding industry. Third-party logistics opportunities continue to grow as many industries focus on enhancing supply chain practices and controlling operating expenses, working capital and other logistics resources.

For the first time in CTI's history, more than one-half of its revenue base was derived from specialized material support and inventory services vs. providing traditional truck transportation. More than 3.5 million square feet of dedicated logistics facilities were added to the company's commercial portfolio during 1999, representing its single largest growth element.

[PHOTO]

The company has produced revenues and operating income growth averaging 21.6 percent and 28.2 percent, respectively, over the past five years, and anticipates favorable industry fundamentals in 2000. Additionally, CTI is beginning to realize greater market penetration associated with the new digital economy with operations supporting e-commerce initiatives of its clients. The company looks forward to another successful year in 2000.

Safety and Environmental Policy
CSX is committed to conducting its business in a manner that protects the environment and ensures the safety of our employees and the public.

Safety is the top priority at all CSX businesses, particularly CSX Transportation, where employees at all levels are encouraged to follow the motto, "No job is so important, no service so urgent, that we cannot take time to perform work safely."

The railroad's multifaceted safety program, involving extensive training and monitoring, has been successful in reducing accidents and injuries. In 1999, CSXT's train accident rate was four accidents per million train miles.

The priority placed on safety by CSXT also has resulted in a dramatic 63.5 percent reduction in the rate of Federal Railroad Administration
(FRA)-reportable injuries since 1989. Now, as CSXT strives to reach its goal of zero accidents and injuries, labor union leaders, rail management and rail employees are working together in a new spirit of cooperation and trust. Driving this cultural reinvention is a 40-member team, with representatives from labor and management, field and headquarters, and the FRA. That team has been identifying ways to enhance safety and create an improved work atmosphere.

Emphasis on Public Safety
Of equal importance is CSX's emphasis on public safety. In 1999, CSXT remained an industry leader in the area of highway-rail grade crossing safety, where collisions have decreased by more than 54 percent since 1989. This improvement is largely attributable to two factors: public education and the elimination of unneeded crossings. During 1999, CSXT employees presented public safety messages to more than 1.1 million people -- including school children, school bus and commercial truck drivers -- throughout the railroad's operating territory. In addition, CSXT has eliminated more than 2,600 unneeded crossings since 1989.

In 1997, CSXT became the first railroad in the United States to adopt an FRA-endorsed program to install stalled vehicle emergency information signs system-wide. The signs prominently display CSXT's toll-free emergency number, along with a unique crossing identification number and railroad milepost location at about 24,000 crossings throughout our rail network. In June 1999, CSXT began installing emergency information signs on its portion of Conrail system at about 3,400 crossings. This action was just part of a comprehensive Safety Integration Plan developed for the integration of CSX's share of Conrail -- a plan that was submitted to the Surface Transportation Board during the federal review period.

CSXI achieved its best safety performance in its history in 1999, reducing OSHA-reportable injuries at its nationwide network of 48 intermodal terminals by more than 30 percent -- from 2.66 injuries per 200,000 man hours to 1.86. The business unit hopes to improve even more in 2000, with a goal of reducing injuries by 20 percent over 1999.

At CSX Lines and CSX World Terminals, rigorous safety programs are in place aboard every vessel and at every terminal and port facility. Since 1993, the shipboard incident rate has fallen by 60 percent, while the incident rate at terminal properties has dropped 38 percent over the same period.

Hazardous Materials Safety and Environmental Stewardship

The nation's chemical companies rely on railroads to transport their products safely and efficiently. Since 1989, CSXT's handling of hazardous materials system-wide has increased by 62 percent -- to 430,000 carloads in 1999. Yet, the number of cars that released any portion of their contents as a result of a derailment has dropped by 60 percent -- from 30 cars in 1989 to 12 cars in 1999, or one out of every 35,800 carloads.

The railroad's commitment to the safe transport of hazmats is but one part of CSXT's efforts to safeguard the environment. In the last decade, CSXT has reduced wastewater permit exceedances by over 98 percent to become one of the leaders in the industry in this category. The railroad also has developed innovative ways to recycle old, chemically treated crossties by turning them into a source of fuel. In addition, CSXT recycles enormous quantities of steel and other metals from old locomotives, freight cars and rail track.

While CSXI increased its hazmat moves by 25 percent, the accident/release ratio, for both the terminals and the highway, remained less than 1 percent, in part due to extensive training and an ongoing emphasis on awareness. The "HazMat and HazCom" training program for CSXI personnel, along with the assistance of hazmat response vendors, ensures that the prevention of and quick response to such releases meet or exceed the standards set by the Federal Department of Transportation Regulations. All CSXI terminal locations keep a "spill kit" on site and are trained on proper use for first-response containment and clean-up actions.

CSX Lines and CSX World Terminals adhere to the strictest standards in complying with environmental regulations. Regular shipboard emergency drills are conducted to train personnel in the latest techniques for preventing spills from entering the sea. At CSX World Terminals, containments are built around fuel storage tanks and waste oil is recycled.

In 2000 and beyond, we will continue to set stringent standards for ongoing improvement in safety and environmental compliance. We owe it to our employees to provide safe working conditions, and we owe it to our customers, shareholders and the public to conduct all of our business operations safely and in a manner that protects the environment.


Public Policy
CSX continues to play an active role in the public policy issues that could potentially affect your company and industry. The following issues rose to the forefront in 1999 and are expected to remain prominent in 2000.

BNSF/CN Merger Proposal: Late last year, Burlington Northern Santa Fe and Canadian National railroads announced their intent to combine their respective systems. As reported, the new Canadian-based holding company would result in a 50,000-mile rail network spanning all Canadian provinces and 31 states throughout the United States. It is unquestionable that the potential impacts of the transaction must be thoroughly reviewed.

We believe the BNSF/CN combination is premature. We are concerned that this proposal, if allowed to go forward, will significantly divert attention from the essential job of making existing mergers in the West and East successful, and may lead to premature restructuring of the industry, very likely resulting in two North American carriers. The net result of this proposal could very well destabilize the existing balance and future viability of the U.S.-rail system.

Public Policy (cont'd)
Reregulation: The Staggers Rail Act, passed in 1980, marked the beginning of a renaissance that has made the nation's rail industry the envy of the world. Since 1980, U.S.-rail productivity has nearly tripled, inflation-adjusted freight rates have been reduced by more than half, and employee injuries have been reduced by two-thirds.

Despite this success, a push continues on Capitol Hill to reregulate the industry. Seven proposals were introduced during the 1999 congressional session, six of which would result in greater government control over day-to-day railroad operations. Proponents of reregulation are seeking greater government involvement in relationships between railroads and their customers as well as forced access, allowing one rail carrier to operate over another's privately owned track. We are very concerned that the proposed BNSF/CN merger will be used as a vehicle to seek reregulation.

If successful, reregulation can only result in a weakened rail industry resulting from less investment and deteriorating service.

Mountaintop Mining: In October 1999, a U.S. District Court declared certain aspects of mountaintop coal mining in West Virginia to be in violation of the federal Clean Water Act and the federal Surface Mining and Control Reclamation Act. As a result of this precedent-setting decision, coal mining in West Virginia and throughout CSX's service territory could be threatened. Up to 100,000 industry jobs could be directly affected if this decision is upheld.

CSX actively supported an effort by U.S. Senators Robert Byrd (D-W.Va.) and Mitch McConnell (R-Ky.) to prevent implementation of this ruling for a two-year period. While the effort was unsuccessful, the Senators have vowed to pursue this issue in the 2000 congressional session.

Tort Reform: Adjustments to the nation's civil justice system are needed. While laws define acceptable conduct and the penalties for failing to adhere to that conduct, punitive damages alter the rule of law by allowing awards of excessive and unwarranted damages. Such a system rewards lawyers who inflame jurors and persuade them to act on emotion, rather than facts, and punishes businesses and employees by diverting funds unfairly. CSX continues to actively support various tort reform measures currently moving through Congress, including legislation to curb abuses prevalent in class action lawsuits.

Community Relations: CSX supports a wide variety of community enrichment programs, with special emphasis on children, education and cultural awareness. Some recent examples include:

- The CSX Scholars Program. Developed with the National Audubon Society and the United Negro College Fund, the $1.5 million program supports environmental education.

- Success Express. CSX donated $100,000 and sponsored a special train to promote higher education and spread the word about Edward Waters College, a historically black college in Jacksonville, Fla.

- Take Stock in Children. CSX sponsored a special train to generate interest in a group that provides scholarships and mentors to children in need.

- Recreation. CSX provided $50,000 in funding for the New Orleans Park and Recreation's annual summer program, to ensure that families with three or more children could afford the registration.

Employees throughout CSX serve as volunteers with community organizations and can be counted on to respond to their neighbors in times of need.


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

Financial Policy


CSX's Financial Principles

The management of CSX Corporation reports the company's financial condition and results of operations in an accurate, timely and conservative manner in order to give shareholders the information they need to make investment decisions about the company. In this section of our annual report, financial information is presented to assist you in understanding the sources of earnings, the financial resources of the company and the contributions of the various business units.

Our key objective is to increase shareholder value by improving the return on invested capital and maximizing free cash flow. To achieve these goals, managers use the following guidelines in conducting the financial activities of the company:

- Capital -- CSX business units are expected to earn returns in excess of the CSX cost of capital. Business units that do not earn a return above the CSX cost of capital and do not generate an adequate level of free cash flow over an appropriate period of time will be evaluated for sale or other disposition.

- Taxes -- CSX will pursue all available opportunities to pay the lowest federal, state and foreign taxes, consistent with applicable laws and regulations and the company's obligation to carry a fair share of the cost of government. CSX also works through the legislative process for lower tax rates.

- Debt Ratings -- The company will strive to maintain its investment grade debt ratings, which allow cost-effective access to financial markets. The company will manage its business operations in a manner consistent with meeting this objective, insuring adequate cash to service its debt and fixed charges.

- Derivative Financial Instruments -- From time to time the company may employ derivative financial instruments as part of its risk management program. The objective is to manage specific risks and exposures, not to trade such instruments for profit or loss.

- Dividends -- The cash dividend is reviewed regularly in the context of inflation and competitive dividend yields.

CSX cannot always guarantee that its goals will be met, despite its best efforts. For example, revenue and operating expenses are affected by the state of the economy and the industries the company serves. In addition, changes in regulatory policy can drastically change the cost and feasibility of certain operations. Factors such as these, along with the uncertainty involved in predicting future events, should be kept in mind when reading company projections or forward-looking statements in this report.


Management's Responsibility for Financial Reporting

 The consolidated financial statements of CSX have been prepared by management, which is responsible for their content and accuracy. The statements present the results of operations, cash flows and financial position of the company in conformity with accounting principles generally accepted in the United States and, accordingly, include amounts based on management's judgments and estimates.

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

The Audit Committee of the board of directors, composed solely of outside directors, meets periodically with management, internal auditors and the independent auditors to review audit findings, adherence to corporate policies and other financial matters. The firm of Ernst & Young LLP, independent auditors, has been engaged to audit and report on the company's consolidated financial statements. Its audit was conducted in accordance with auditing standards generally accepted in the United States and included a review of internal accounting controls to the extent deemed necessary for the purpose of its report, which appears on page 49.


Management's Discussion and Analysis of Financial Condition and Results of Operations (All references to earnings per share assume dilution)


Description of Business

CSX Corporation (CSX), headquartered in Richmond, Va., is a leading freight transportation and logistics services provider. In June 1999, the company expanded its core rail and intermodal operations with the integration of key portions of the Conrail Inc. (Conrail) rail system. CSX now operates the largest rail network in the eastern United States and provides intermodal transportation services across the United States and into key markets in Canada and Mexico. The sale of CSX's international container-shipping liner business in December 1999 further increases the company's focus on its core operations. CSX's goal, advanced at each of its business units, is to provide efficient, competitive transportation and related services for customers and to deliver superior value to the company's shareholders.

CSX Transportation Inc.
CSXT is the largest rail network in the eastern United States, providing rail freight transportation over a network of more than 23,400 route miles in 23 states, the District of Columbia and two Canadian provinces. Headquartered in Jacksonville, Fla., CSXT accounted for 52% of CSX's operating revenue and 80% of operating income, excluding non-recurring items, in 1999.

CSX Intermodal Inc.
CSXI is the nation's only transcontinental intermodal transportation service provider, operating a network of dedicated intermodal facilities across North America. The CSXI network, expanded through the integration of Conrail in June 1999, runs approximately 500 dedicated trains between its 48 terminals every week. CSXI accounted for 9% of CSX's operating revenue and 8% of operating income, excluding non-recurring items, in 1999. Its headquarters are located in Jacksonville, Fla.

CSX Lines LLC
CSX Lines was formed in 1999 to operate the domestic liner business of Sea-Land Service Inc. (Sea-Land), consisting of a fleet of 16 vessels and 27,000 containers serving the trade between ports on the United States mainland and Alaska, Guam, Hawaii and Puerto Rico. The domestic container-shipping business was retained by CSX when Sea-Land's international container-shipping operations were sold to A.P. Moller-Maersk Line (Maersk) in December 1999. CSX Lines is headquartered in Charlotte, N.C.

CSX World Terminals LLC
CSX World Terminals, formed in 1999, operates container-freight terminal facilities at 12 locations in Hong Kong, China, Australia, Europe and the Dominican Republic. These operations, located in areas expected to benefit from the continuing growth in world trade, also were retained by CSX when Sea-Land's international liner business was sold to Maersk. CSX World Terminals is headquartered in Charlotte, N.C.

Business segment financial results for CSX Lines and CSX World Terminals will be reported beginning in fiscal year 2000. Sea-Land's consolidated operations, which included those businesses for the full year and the international liner operations for eleven and a half months, accounted for 35% of CSX's operating revenue and 15% of operating income, excluding non-recurring items, in 1999.

Customized Transportation Inc.
CTI is one of the nation's leading third-party logistics providers, offering inventory management, distribution, warehousing, assembly and just-in-time delivery services. Headquartered in Jacksonville, Fla., CTI is the fastest-growing unit of CSX. CTI accounted for 4% of CSX's operating revenue and 3% of operating income, excluding non-recurring items, in 1999.

Non-transportation
Resort holdings include the AAA Five-Diamond hotel, The Greenbrier, in White Sulphur Springs, W.Va. In December 1999, The Greenbrier was named "Resort of the Century" by Andrew Harper's Hideaway Report. CSX Real Property Inc. is responsible for sales, leasing and development of CSX-owned properties. CSX also holds a majority interest in Yukon Pacific Corporation, which is promoting construction of the Trans-Alaska Gas System to transport Alaska's North Slope natural gas to Valdez for export to Asian markets.


Results of Operations

Net Earnings
(Millions of Dollars, Except Per Share Amounts)
                                               1999                  1998                 1997
---------------------------------------------------------------------------------------------------------------
                                                     Per                  Per                   Per
Description (all amounts after tax)      Amount     Share       Amount   Share       Amount    Share
---------------------------------------------------------------------------------------------------------------

Net Earnings Before Non-recurring Items  $339        $1.59      $428      $2.00      $799       $3.72

Loss on Sale, Net of Depreciation Benefit(271)       (1.27)       --         --        --          --
Workforce Reduction Program               (34)        (.16)       --         --        --          --
Net Investment Gain                        17          .08        90        .42        --          --
Restructuring Credit                       --           --        19        .09        --          --
Cumulative Effect of Accounting Change    (49)        (.23)       --         --        --          --

---------------------------------------------------------------------------------------------------------------
Net Earnings as Reported                   $2         $.01      $537      $2.51      $799       $3.72
---------------------------------------------------------------------------------------------------------------


1999 vs. 1998 CSX follows a 52/53-week fiscal calendar. Fiscal year 1999 consisted of 53 weeks compared with 52 weeks in fiscal 1998. The company reported net earnings for 1999 of $2 million, 1 cent per share. Earnings for the prior year were $537 million, $2.51 per share. Operating income for 1999 totaled $608 million, compared with $1.16 billion in 1998. Operating revenue of $10.8 billion was 10% higher than the prior year, while operating expense of $10.2 billion was 17% higher. The higher revenue and expense levels were primarily due to the expansion of the company's rail and intermodal businesses in June 1999 with the integration of Conrail lines in the Northeast and Midwest.

Financial results for 1999 and 1998 included several significant non-recurring items. The 1999 results included a loss on the sale of assets comprising the company's international container-shipping business, a charge to recognize the cost of a workforce reduction program at the rail and intermodal units, a gain on the sale of the company's Grand Teton Lodge resort subsidiary, and an adjustment to record the cumulative effect of adopting a new accounting rule related to workers' compensation second injury funds. The 1998 results included a net investment gain, primarily from the conveyance of the company's barge subsidiary to a joint venture, and a restructuring credit at the rail unit. These non-recurring items are discussed in greater detail in other sections of Management's Discussion and Analysis, and their effect on the company's net earnings and earnings per share is outlined in the "Net Earnings" table on page
20. Net earnings exclusive of these items totaled $339 million, $1.59 per share, in 1999 vs. $428 million, $2.00 per share in 1998. Operating income excluding the non-recurring items totaled $1.02 billion for 1999, compared with $1.13 billion for the prior year.

Operating Income
(Millions of Dollars)
                                                           1999
---------------------------------------------------------------------------------------------
                                   Surface Transportation
                                   ----------------------
                                            Inter-         Container  Contract  Elim./
                                     Rail   modal  Total    Shipping  Logistics Other  Total
---------------------------------------------------------------------------------------------
Operating Revenue                   $5,623   $959  $6,582    $3,809     $484    $(64) $10,811
---------------------------------------------------------------------------------------------
Operating Expense
   Labor and Fringe Benefits         2,244     64   2,308       983      180      --    3,471
   Materials, Supplies and Other     1,279    150   1,429     1,200       74     (44)   2,659
   Conrail Operating Fee,
      Rent and Services                280     --     280        --       --      --      280
   Building and Equipment Rent         496    123     619       546       46      --    1,211
   Inland Transportation              (285)   513     228       707      126     (17)   1,044
   Depreciation                        469     24     493        90       12      --      595
   Fuel                                317      1     318       154       12      --      484
   Miscellaneous(b)                     --     --      --       (61)      --      64        3
   Loss on Sale                         --     --      --       401       --      --      401
   Workforce Reduction Program          53      2      55        --       --      --       55
   Restructuring Credit                 --     --      --        --       --      --       --
---------------------------------------------------------------------------------------------
      Total Expense                  4,853    877   5,730     4,020      450       3   10,203
Operating Income (Loss)             $  770   $ 82 $   852     $(211)    $ 34    $(67) $   608
Operating Income (Loss)
   as Adjusted(c)                   $  823   $ 84 $   907     $ 149     $ 34    $(67) $ 1,023
---------------------------------------------------------------------------------------------
Operating Ratio                       86.3%  91.4%   87.1%    105.5%    92.9%
---------------------------------------------------------------------------------------------
Operating Ratio as Adjusted(c)        85.4%  91.2%   86.2%     96.1%    92.9%
Average Employment                  31,952  1,090  33,042     8,923    4,164
---------------------------------------------------------------------------------------------
Property Additions                  $1,298  $  63  $1,361     $  86    $  20
---------------------------------------------------------------------------------------------

Operating Income
(Millions of Dollars)
                                                             1998
------------------------------------------------------------------------------------------------
                                  Surface Transportation
                                  ----------------------
                                           Inter-           Container  Contract  Elim./
                                   Rail    modal   Total    Shipping   Logistics Other(a)   Total
-------------------------------------------------------------------------------------------------
Operating Revenue                  $4,956  $648    $5,604   $3,916     $408      $(60)     $9,868
-------------------------------------------------------------------------------------------------
Operating Expense
   Labor and Fringe Benefits        1,974    50     2,024      959      157        --       3,140
   Materials, Supplies and Other    1,057   117     1,174    1,285       54       (30)      2,483
   Conrail Operating Fee,
      Rent and Services                --    --        --       --       --        --          --
   Building and Equipment Rent        382    81       463      596       43        --       1,102
   Inland Transportation             (159)  348       189      734      103       (30)        996
   Depreciation                       450    18       468      130       11        --         609
   Fuel                               251     1       252      141       11        --         404
   Miscellaneous(b)                    --    --        --      (62)      --        66           4
   Loss on Sale                        --    --        --       --       --        --          --
   Workforce Reduction Program         --    --        --       --       --        --          --
   Restructuring Credit               (30)   --       (30)      --       --        --         (30)
--------------------------------------------------------------------------------------------------
      Total Expense                 3,925   615     4,540    3,783      379         6       8,708
Operating Income (Loss)            $1,031  $ 33    $1,064    $ 133     $ 29      $(66)     $1,160
Operating Income (Loss)
   as Adjusted(c)                  $1,001  $ 33    $1,034     $133     $ 29      $(66)     $1,130
--------------------------------------------------------------------------------------------------
Operating Ratio                      79.2% 94.9%     81.0%    96.6%    92.8%
--------------------------------------------------------------------------------------------------
Operating Ratio as Adjusted(c)       79.8% 94.9%     81.5%    96.6%    92.8%
Average Employment                 28,358   786    29,144    8,690    3,399
--------------------------------------------------------------------------------------------------
Property Additions                 $1,212 $  99    $1,311    $  54    $  17
--------------------------------------------------------------------------------------------------

Operating Income
(Millions of Dollars)
                                                              1997
--------------------------------------------------------------------------------------------------
                                    Surface Transportation
                                    ----------------------
                                             Inter-          Container  Contract   Elim./
                                    Rail     modal   Total   Shipping   Logistics  Other(a)  Total
----------------------------------------------------------------------------------------------------
Operating Revenue                   $4,989   $669    $5,658   $3,991     $389      $583     $10,621
----------------------------------------------------------------------------------------------------
Operating Expense
   Labor and Fringe Benefits         1,963      56    2,019       903     153       151       3,226
   Materials, Supplies and Other       878     119      997     1,191      61       262       2,511
   Conrail Operating Fee,
      Rent and Services                 --      --       --        --      --        --          --
   Building and Equipment Rent         349      77      426       600      45        40       1,111
   Inland Transportation              (158)    356      198       757      83       (35)      1,003
   Depreciation                        429      14      443       128      10        39         620
   Fuel                                299       1      300       197      13        57         567
   Miscellaneous(b)                     --      --       --       (63)     --        63          --
   Loss on Sale                         --      --       --        --      --        --          --
   Workforce Reduction Program          --      --       --        --      --        --          --
   Restructuring Credit                 --      --       --        --      --        --           -
----------------------------------------------------------------------------------------------------
      Total Expense                  3,760     623    4,383     3,713     365       577       9,038
Operating Income (Loss)             $1,229   $  46   $1,275   $   278   $  24    $    6    $  1,583
Operating Income (Loss)
   as Adjusted(c)                   $1,229   $  46   $1,275   $   278   $  24    $    6    $  1,583
----------------------------------------------------------------------------------------------------
Operating Ratio                       75.4%   93.1%    77.5%     93.0%   93.8%
----------------------------------------------------------------------------------------------------
Operating Ratio as Adjusted(c)        75.4%   93.1%    77.5%     93.0%   93.8%
Average Employment                  27,864     800   28,664     9,105   2,334
----------------------------------------------------------------------------------------------------
Property Additions                 $   712   $  32   $  744    $  251   $  13
----------------------------------------------------------------------------------------------------

(a)On June 30, 1998, CSX conveyed its wholly owned barge subsidiary to a joint venture in which it holds a 32% common ownership interest. Due to the reduction in ownership percentage, CSX has accounted for its investment in the barge company under the equity method retroactive to the beginning of fiscal year 1998. For periods prior to fiscal year 1998, the barge company was accounted for as a consolidated subsidiary, and its results appear in the Eliminations/Other category for 1997.

(b)A portion of intercompany interest income received from the CSX parent company has been reclassified as a reduction of Miscellaneous expense by the container-shipping unit. This amount was $61 million, $62 million and $63 million in 1999, 1998 and 1997, respectively, and the corresponding charge is included in Eliminations/Other.

(c)Excludes loss on international container-shipping asset sale (net of depreciation benefit) and surface transportation workforce reduction program in 1999. Excludes rail restructuring credit in 1998.
--------------------------------------------------------------------------------

                            Average Return on Assets
                            (percent)

                                    [GRAPH]

                         '95   '96   '97   '98   '99
                         4.4   5.9   4.3   2.7   0.0

                 - Excluding non-recurring items in 1995, 1998,
                   and 1999, average return on assets would have been 5.6%, 2.6%, and 1.6%, respectively.


                            Average Return on Equity
                            (percent)

                                     [GRAPH]

                         '95   '96   '97   '98   '99
                        15.5  18.9  15.2   9.2   0.0

                 - Excluding non-recurring items in 1995, 1998,
                   and 1999, average return on equity would have been 19.1%, 8.9%, and 5.7%, respectively.


As previously mentioned, the year-over-year increases in operating revenue and expense were due primarily to the June 1999 integration of the company's allocated portion of the Conrail rail and intermodal operations (see "Investment in and Integrated Rail Operations with Conrail"). Earnings for 1999 were adversely effected by costs related to preparation and start-up of the Conrail integration and significant costs and lost revenue due to network congestion experienced after the integration. The impact of Hurricane Floyd, higher personal injury accruals and higher fuel prices in the second half of the year also decreased earnings. Spending on Year 2000 preparations was lower in 1999 as the company completed key phases of its readiness plan near the end of the third quarter.

                             Fixed Charge Coverage

                                    [GRAPH]

                          '95   '96   '97   '98   '99
                          3.2x  4.0x  2.6x  1.8x  1.1x

                   - Excluding non-recurring items in 1995,
                     1998, and 1999, fixed charge coverage
                     would have been 3.7x, 1.8x, and 1.7x,
                     respectively.  Non-recurring items
                     are detailed in notes (a) and (b) to
                     the Financial Highlights on page 1.

1998 vs. 1997 Net earnings for 1998 totaled $537 million, $2.51 per share, compared with $799 million, $3.72 per share in 1997. The 1998 results included a net investment gain of $154 million, $90 million after tax, 42 cents per share, primarily from the conveyance of the company's barge subsidiary, American Commercial Lines LLC (ACL), to a joint venture. Also included in the 1998 results was a one-time restructuring credit of $30 million, $19 million after tax, or 9 cents per share, to reverse a previous charge for separation and labor protection costs. Excluding the effects of non-recurring items, net earnings would have been $428 million, $2.00 per share, in 1998 vs. $799 million, $3.72 per share, in 1997.

Consolidated operating revenue totaled $9.9 billion, a decrease of $753 million, or 7%, from 1997. A significant portion of the revenue decline, $618 million, was attributable to the conveyance of the company's barge unit to a joint venture in the third quarter of 1998 and the resulting exclusion of barge activity from 1998 operating income. Due to a reduction in the company's ownership interest to 32% of the new venture, CSX accounted for its investment in the venture under the equity method retroactive to the beginning of fiscal year 1998. For periods prior to fiscal 1998, ACL was accounted for as a consolidated subsidiary.

Operating revenue was down from the prior year at the rail, container-shipping, and intermodal business units. The rail unit suffered primarily from weak demand for export coal. Sea-Land's revenues were negatively impacted by the Asian economic crisis, while the intermodal unit struggled with congestion on the western rail network.

CSX's operating expenses totaled $8.7 billion for 1998, down $330 million from the prior year; however, $549 million of the decline represents barge unit expenses not included in operations in 1998. Other favorable items included the $30 million restructuring credit recorded by the rail unit, lower fuel costs that benefited the company $106 million on a consolidated basis, and lower stock compensation expense resulting from the company's lower stock price. Higher operating expenses associated with changes in traffic mix at the rail unit and inbound/outbound cargo imbalances in major trade lanes at the container-shipping unit offset these favorable variances.

Other income increased to $119 million from 1997's $51 million. Contributing to the increase was the $154 million net investment gain, partially offset by higher Conrail transition expenses.

Business Segment Results

Surface Transportation Results

Rail Traffic by Commodity*
                                                    Carloads                        Revenue
                                                   (Thousands)                (Millions of Dollars)
---------------------------------------------------------------------------------------------------------------
                                             1999     1998     1997        1999     1998    1997
---------------------------------------------------------------------------------------------------------------
Merchandise
   Phosphates & Fertilizer                    527      539      506        $  318   $  304  $   295
   Metals                                     319      268      264           367      307      301
   Food & Consumer Products                   150      135      139           184      148      147
   Paper & Forest Products                    505      457      471           600      508      512
   Agricultural Products                      326      277      269           442      380      364
   Chemicals                                  545      444      435           913      750      762
   Minerals                                   422      396      371           386      353      337
   Government                                  11        6       10            28       16       24
---------------------------------------------------------------------------------------------------------------
   Total Merchandise                        2,805    2,522    2,465         3,238    2,766    2,742

Automotive                                    553      412      387           760      540      543

Coal, Coke & Iron Ore
   Coal                                     1,614    1,651    1,714         1,476    1,503    1,567
   Coke                                        55       60       74            51       53       65
   Iron Ore                                    61       50       52            38       27       30
---------------------------------------------------------------------------------------------------------------
     Total Coal, Coke & Iron Ore            1,730    1,761    1,840         1,565    1,583    1,662

Other Revenue                                  --       --       --            60       67       42

---------------------------------------------------------------------------------------------------------------
     Total Rail                             5,088    4,695    4,692        $5,623   $4,956   $4,989
---------------------------------------------------------------------------------------------------------------

* Certain amounts for 1998 and 1997 have been restated to conform to the 1999 presentation.

1999 vs. 1998
Rail
Excluding its $53 million portion of the workforce reduction charge in 1999 and the $30 million restructuring credit in 1998, CSXT earned $823 million of operating income in 1999 vs. $1 billion in 1998. Operating revenue was 13% higher, at $5.62 billion. Operating expense rose 22% to $4.8 billion, excluding the workforce reduction charge. The 1999 results included seven months of integrated Conrail operations, distorting comparisons to 1998.

Overall volumes increased due to the addition of former Conrail traffic and relatively strong demand across most service groups. The largest revenue increase was in automotive (up 41%) due to the new Conrail traffic, strong vehicle production in 1999, and the strike at major General Motors plants that adversely affected 1998 revenue. Merchandise revenue increased 17% largely due to the new Conrail traffic. Added coal revenues from the former Conrail territory were offset by continued weakness in export coal volume, resulting in a net revenue decrease of 2%. The 24% increase in rail operating expense reflects the expense associated with the new Conrail traffic, as well as significant costs incurred in starting up combined operations and addressing post-integration congestion and operating problems. In addition, Hurricane Floyd disrupted operations for up to 10 days on key portions of the CSXT system in North Carolina and New Jersey, resulting in repair costs and lost revenue. Fuel expense was $66 million higher than 1998, reflecting a 2 cent increase in the average price per gallon for the full year, and higher fuel consumption with the added Conrail traffic.

Intermodal
Excluding its $2 million portion of the workforce reduction charge, CSXI reported 1999 operating income of $84 million, compared with $33 million a year ago. The increase was primarily due to the significant growth in intermodal volume attributable to the new Conrail operations. Strengthening international business and improved rail service in the Western half of the country also benefited 1999. Revenue for 1999 totaled $959 million vs. $648 million in the prior year. Operating expense totaled $875 million without the workforce reduction charge, compared with $615 million in 1998. The expanded operations over portions of the former Conrail system accounted for the significant revenue and expense increases in 1999. While CSXI realized margin improvements through economies of scale, rail congestion led to lost revenue as shippers diverted some traffic to trucks.

1998 vs. 1997
Rail
Excluding a one-time restructuring credit, CSXT produced operating income of $1 billion in 1998, down 19% from 1997. Operating revenue decreased slightly from the prior year, to $4.96 billion. While merchandise revenue saw modest gains on increased traffic, coal revenue declined $64 million on 4% fewer carloads. The decline in coal revenue was attributable to the strong U.S. dollar and competition from foreign coal producers, which softened the demand for export coal.

                             Rail Operating Revenue
                             (millions of dollars)

                                    [GRAPH]

                 '95       '96        '97        '98       '99
              $4,819    $4,909     $4,989     $4,956    $5,623


                             Rail Operating Expense
                             (millions of dollars)

                                    [GRAPH]

                 '95       '96        '97        '98       '99
              $3,951    $3,782     $3,760     $3,925    $4,853

                   - Restructuring charge in 1995 was $196
                     million. Restructuring credit in 1998
                     was $30 million.  Workforce reduction
                     charge in 1999 was $53 million.

CSXT experienced growth in several merchandise commodity groups during 1998. Agricultural product moves were up 3% due to strong demand for Midwest grain in the Southeast. Continued strength in the Southeast's construction industry was primarily responsible for the 7% increase in minerals carloads over 1997, while strong demand from U.S. steel mills in the early part of the year drove an increase of 2% in metals traffic over 1997. Phosphates and fertilizer shipments were up 7% due to continued strong export demand and strong demand from U.S. and Canadian agricultural firms. The railroad's automotive revenue was down 1% from the prior year, due in part to the estimated loss of $13 million in revenue caused by the work stoppages at two of General Motors' Flint, Mich. plants.

Excluding the restructuring credit, operating expenses were up 5% from 1997 to $3.96 billion, reflecting the impact of a shift in mix to lower margin cargo, increases in certain casualty and litigation reserves, and Year 2000 preparations. Labor and fringe benefits expense increased slightly due to wage increases and additional employee training and certification, partially offset by lower stock compensation expense. The higher casualty and litigation accruals and Year 2000 costs drove materials, supplies and other expense up 20% over the prior year. Fuel expense was $48 million lower than 1997, reflecting an 11 cent decrease in the average price per gallon, while fuel consumption remained level with the prior year. The 1998 restructuring credit totaled $30 million and reflected the reversal of separation and labor protection reserves established as part of a 1995 restructuring charge to cover a planned reduction in the unit's telecommunications workforce. Under a new telecommunications contract signed in July 1998, those workforce reductions did not occur.

Intermodal
CSX Intermodal earned $33 million of operating income in 1998, down 28% from 1997. The decline was largely attributable to loss of business caused by service disruptions on the western rail network.

                          Intermodal Operating Revenue
                          (millions of dollars)

                                    [GRAPH]

                 '95       '96        '97        '98       '99
                $694      $660       $669       $648      $959


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

Container-shipping Results
Container-shipping Traffic by Trade Lane*

                                     Loads                                             Revenue
                                   (Thousands)            Revenue Per Box       (Millions of Dollars)
---------------------------------------------------------------------------------------------------------------
                               1999   1998   1997      1999    1998     1997       1999    1998    1997
---------------------------------------------------------------------------------------------------------------

Pacific                         583    603    705     $2,611   $2,319   $2,221    $1,500   $1,386  $1,549
Atlantic                        290    359    349      2,092    2,267    2,426       600      807     842
Americas                        250    268    242      2,159    2,282    2,304       524      587     538
Asia/Middle East/Europe         277    273    286      2,068    2,060    2,041       563      554     576
Terminal Services and Other      --     --     --         --       --       --       622      582     486
---------------------------------------------------------------------------------------------------------------
   Total                      1,400  1,503  1,582     $2,315   $2,252   $2,250    $3,809   $3,916  $3,991

* Certain amounts for 1998 and 1997 have been restated to conform to the 1999 presentation.


1999 vs. 1998
Although the sale of Sea-Land's international liner business to Maersk did not close until mid-December, the unit lost significant business in the fourth quarter of 1999 as international shippers shifted cargo bookings in anticipation of the transaction. As a result, those operations incurred an operating loss for the quarter that exceeded earnings from the retained domestic shipping and terminal management businesses. Operating results for the first nine months of the year showed marked improvement over 1998 as Pacific container volumes recovered and significant rate increases in the Asia-to-U.S. trade more than offset weakness in the Atlantic and Americas trade lanes. Despite the fourth quarter loss, 1999 operating income of $149 million, excluding a loss on the international liner sale net of a related depreciation benefit, was 12% higher than the $133 million earned in 1998.

Fiscal 1999 revenue of $3.81 billion was 3% lower than 1998, reflecting the international liner disposition three weeks prior to year end and the pre-closing runoff in shipments. Similarly, operating expense of $3.66 billion, excluding the net loss on sale, was 3% lower than 1998; although higher fuel prices resulted in a 9% increase in fuel expense on consumption levels that were flat year-to-year.

                      Container-shipping Operating Revenue
                      (millions of dollars)

                                    [GRAPH]

                 '95       '96        '97        '98       '99
              $4,008    $4,051     $3,991     $3,916    $3,809


1998 vs. 1997
Sea-Land produced operating income of $133 million in 1998, down 52% from 1997, reflecting the negative impact of Asia's economic crisis on the container-shipping business. Operating revenue totaled $3.92 billion, a 2% decline from 1997.

Asia's economic conditions caused tremendous imbalances in cargo shipments, as exports from Asian countries increased while import traffic declined. These imbalances were evidenced by a 3% increase in eastbound Pacific loads (Asia to North America), vs. a 17% decline in westbound Pacific loads. In addition, the Asia/Middle East/Europe trade lane experienced a 1% increase in westbound loads (Asia to Europe), vs. a 20% decline in eastbound loads. Compounding the impact, Sea-Land's cargo mix shifted to a higher level of lower-rated freight as imports of higher-rated discretionary goods to Asia declined. Terminal services and other revenue increased 20% from 1997's level as a result of higher volumes in Asia.

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

Contract Logistics Results
1999 vs. 1998
Operating income at Customized Transportation Inc. (CTI) was $34 million for 1999 compared with $29 million for 1998. Revenue of $484 million was 19% higher than the prior year, as the unit continued to benefit from strong growth in managed transportation and warehousing revenue. Prior-year revenues were negatively impacted by the General Motors plant strike. Operating expense of $450 million was 19% higher than the prior year, in line with revenue growth.

                      Contract Logistics Operating Revenue
                      (millions of dollars)

                                    [GRAPH]

                 '95       '96        '97        '98       '99
                $240      $316       $389       $408      $484

1998 vs. 1997
CTI's operating income for 1998 totaled $29 million, a 21% increase over 1997. Operating revenue was up 5% from 1997, to $408 million, driven by gains in the warehousing and managed transportation businesses. The General Motors work stoppages mentioned in the Rail Results section also hurt the contract logistics unit in 1998. CTI lost an estimated $18 million in revenue for the year as a result of the strike. Operating expenses increased 4%, in line with the revenue growth experienced during the year.

Liquidity and Capital Resources

Operating Activities
Cash provided by operations for 1999 totaled $1.1 billion, up $71 million from 1998, due principally to net changes in accounts receivable and payable driven by the absorption of Conrail business and accrual of liabilities associated with the Sea-Land sale, respectively. Cash provided by operations totaled $1.0 billion and $1.6 billion in 1998 and 1997, respectively.

                          Cash Provided by Operations
                          (millions of dollars)

                                     [GRAPH]

                '95       '96        '97        '98       '99
             $1,567    $1,440     $1,558     $1,000    $1,071

Investing Activities
Net cash used by investing activities in 1999 totaled $582 million, vs. $870 million in 1998 and $3.3 billion in 1997. Included in the 1999 total is $751 million in net proceeds from the sale of international container-shipping assets and $49 million from the sale of the Grand Teton Lodge resort. The 1998 total included $628 million from the conveyance of the company's barge subsidiary to a joint venture. In 1997, CSX spent approximately $2.2 billion to complete the acquisition of its $4.1 billion investment in Conrail.

Property additions totaled approximately $1.5 billion in 1999 and 1998, and $1.1 billion in 1997. The higher levels in 1999 and 1998 are largely due to rail and intermodal spending for locomotives and capital improvements to service the additional traffic resulting from the Conrail integration. Significant projects related to Conrail included investments in technology, a major upgrade to the B&O line between Chicago and Cleveland, and a new intermodal terminal in Chicago. Property additions for the coming fiscal year are expected to be under $1 billion, reflecting a return to more normal spending levels on the combined rail network and the disposition of Sea-Land's international liner operations.

                               Property Additions
                               (millions of dollars)

                                     [GRAPH]

                '95       '96        '97        '98       '99
             $1,156    $1,223     $1,125     $1,479    $1,517


                          Property Additions by Segment
                          (millions of dollars)

                                     [GRAPH]

    Rail    Intermodal    Container Shipping   Contract Logistics   Other
  $1,298           $63                   $86                  $20     $50


Financing Activities
Financing activities provided net cash of $32 million in 1999, compared to a use of $276 million of cash in 1998. In 1997, financing activities provided $1.7 billion. While higher levels of short-term debt provided $187 million in cash for 1999, the company expects to reduce short-term debt in the early part of fiscal year 2000 with proceeds from the December 1999 sale of international container-shipping assets. Through year-end 1999, a portion of those proceeds had been used to repay short-term debt, with the remainder being invested in cash equivalents and short-term investments. In 1998, the barge subsidiary proceeds were initially used to reduce short-term debt, but borrowings were increased over the second half of the year to fund a portion of the capital spending to prepare for the Conrail integration. The issuance of debt to finance completion of the Conrail acquisition was the primary factor affecting cash from financing activities in 1997.

During 1999, CSX issued $400 million of floating rate notes having a one-year maturity. These financings were intended to supplement the company's existing commercial paper program and ensure adequate liquidity over year end if financial markets experienced disruption from Year 2000 issues. In 1998, CSX issued approximately $1 billion of fixed-rate debt, principally to refinance commercial paper borrowings classified as long-term debt in the company's statement of financial position. The placement of this fixed-rate debt allowed the company to take advantage of a favorable interest rate environment to reduce the overall floating-rate exposure in its debt portfolio. In 1997, CSX issued over $2.5 billion in long-term debt primarily to finance completion of the Conrail transaction.

CSX repaid $126  million of  long-term  debt in 1999,  vs. $1.1  billion in 1998
(including the commercial paper refinancings) and $398 million in 1997. Long-term debt at Dec. 31, 1999, totaled $6.2 billion, down $236 million from year-end 1998, largely reflecting the reclassification of balances to short-term debt in anticipation of the use of the proceeds from the international container-shipping sale. The ratio of debt to total capitalization at the end of 1999 was 53%, compared with 52% at the end of 1998. CSX has $400 million of remaining capacity under a shelf registration that may be used to issue debt or other securities at the company's discretion.

Cash dividends paid per common share were $1.20 for 1999 and 1998, and $1.08 in 1997. Total cash dividends of $262 million, $262 million and $235 million were paid in 1999, 1998 and 1997, respectively.

Market Risk

CSX does not currently use derivative financial instruments, although the company may from time to time employ them as part of its risk management program. If used, the objective is to manage specific risks and exposures, not to trade such instruments for profit or loss.

CSX manages its overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within its debt portfolio over time. At Dec. 31, 1999, CSX had approximately $1.2 billion of floating-rate debt outstanding. A 1% increase in interest rates would increase annual interest expense by approximately $12 million. While the company's container-shipping terminal management subsidiary does business in several foreign countries, a substantial portion of its revenue and expenses are transacted in U.S. dollars. For this reason, CSX does not believe its foreign currency market risk is significant.

Investment In and Integrated Rail Operations with Conrail

Background and Integration
On June 1, 1999, CSX and Norfolk Southern Corporation (Norfolk Southern) formally began integrated operations over their respective portions of the Conrail Inc. (Conrail) rail system. This step implemented the operating plan envisioned by CSX and Norfolk Southern when they completed the joint acquisition of Conrail in May 1997 and received regulatory approval permitting them to exercise joint control over Conrail in August 1998.

Under this operating plan, CSXT added approximately 4,400 route miles of track in the Northeastern and Midwestern United States and in Canada to its existing lines concentrated in the Middle Atlantic and Southeastern United States. To service the new operations, approximately 5,600 former Conrail employees joined the company. CSXT now operates a network of more than 23,400 route miles in 23 states, the District of Columbia, and two Canadian provinces. CSXT and its sister company, CSX Intermodal, employ approximately 35,000 employees across the combined system.

The rail subsidiaries of CSX and Norfolk Southern operate their respective portions of the Conrail system pursuant to various operating agreements that took effect on June 1. Under these agreements, the railroads pay operating fees to Conrail for the use of right-of-way and rent for the use of equipment. Conrail continues to provide rail service in certain shared geographic areas for the joint benefit of CSX and Norfolk Southern for which it is compensated on the basis of usage by the respective railroads. CSX and Norfolk Southern, through a jointly owned acquisition entity, hold economic interests in Conrail of 42% and 58%, respectively, and voting interests of 50% each.

Financial Effects
Upon integration, substantially all of Conrail's customer freight contracts were assumed by CSX and Norfolk Southern. As a result, beginning June 1, 1999, CSX's rail and intermodal operating revenue includes revenue from traffic previously moving on Conrail. Operating expenses reflect corresponding increases for costs incurred to handle the new traffic and operate the former Conrail lines. Effective June 1, 1999, rail operating expenses also include a new expense category, "Conrail Operating Fee, Rent and Services", which reflects payments to Conrail for the use of right-of-way and equipment, as well as charges for transportation, switching, and terminal services provided by Conrail in the shared areas operated for the joint benefit of CSX and Norfolk Southern. The new expense category also includes amortization of the fair value write-up arising from the acquisition of Conrail, as well as CSX's proportionate share of Conrail's net income or loss recognized under the equity method of accounting. Prior to the June 1, 1999 integration, CSX recorded its share of Conrail's net income, less amortization of the fair value write-up, and acquisition and transition expenses in other income (expense) in the consolidated statement of earnings.

The integration of Conrail initially resulted in congestion and traffic delays on parts of the new CSX network and on the shared areas operated by Conrail. As a result, the company incurred increased costs and experienced lost revenues as customers directed business to other modes of transportation. Substantial progress was made during July and August in stabilizing post-integration operations and improving service; however, disruptions in the rail network caused by Hurricane Floyd in September, combined with seasonal traffic build-up from September through early December, adversely affected operating performance. Efforts have been focused on improving operations through network simplification and progress since mid-December has been encouraging.

While management believes it will continue to see steady improvement across the rail network that will lead to increased customer satisfaction, the return of business diverted to other modes of transportation and improved financial performance, there can be no assurance that these objectives will be met, or met within a specified time frame. If recent operating improvements are sustained, management anticipates that the company will begin realizing many of the economic synergies envisioned from the integration of its allocated portion of the Conrail network. These synergies include revenue benefits from freight traffic that currently moves on other modes of transportation (principally trucks), as well as cost savings from better equipment utilization, more direct routing of freight traffic, fewer interchange points, and the elimination of duplicate positions and facilities. CSX and Norfolk Southern now compete for traffic located in markets formerly served solely by Conrail. As a result of this process of entering new markets, there have been changes in the historic rate and traffic patterns, including some rate reductions and traffic volume shifts. The process is being driven by market conditions and, over time, may be affected by customer satisfaction with service levels provided by the competing carriers.

Conrail's Results of Operations
1999 vs. 1998. Conrail's results of operations for 1999 were significantly impacted by the changes in its business resulting from the integration with CSX and Norfolk Southern. Through May 31, 1999, Conrail's earnings include freight line-haul revenues and related expenses. Effective June 1, 1999, its major sources of revenue are derived from CSX and Norfolk Southern and consist principally of operating fees, equipment rent, and shared area usage fees. The nature of Conrail's operating expenses also has changed to reflect the new operations. As a result, meaningful comparisons of 1999 and 1998 results are more difficult.

Conrail reported net income of $26 million for 1999, compared with $267 million for 1998. Operating revenues were $2.2 billion for 1999 vs. $3.9 billion for 1998, primarily reflecting the change in operations and a 2% decline in freight revenue for the five-month period prior to integration. Operating expenses totaled $2.0 billion in 1999 and $3.3 billion in 1998. The decrease reflected the change in operations in June, partially offset by higher casualty and other claims expenses. The 1999 operating expenses include net charges of $180 million, $121 million after tax, principally to reflect the method of settlement of certain casualty liabilities based on the agreement between CSX, Norfolk Southern, and Conrail, to adjust certain litigation and environmental reserves related to settlements and completion of site reviews, and to reflect the assumption of a lease obligation by CSX. Operating expenses in 1998 included a charge of $170 million, $105 million after tax, for severance benefits covering non-union employees, and other charges and reserves totaling $132 million, $82 million after tax. Conrail's operating expenses also included transition-related costs of $60 million in 1999, principally employee training and technology integration expenses, and $149 million in 1998, principally employee retention bonuses and technology integration costs.

1998 vs. 1997. Conrail reported net income of $267 million in 1998, compared with $7 million in 1997. Operating revenue totaled $3.9 billion in 1998 vs. $3.8 billion in 1997, with the increase due principally to a 4% increase in traffic volume. All market groups except automotive posted revenue increases for the year. Operating expenses totaled $3.3 billion in 1998 and $3.4 billion in 1997. Operating expenses for 1998 included non-recurring charges for non-union severance and other expenses totaling $302 million, $187 million after tax. The 1997 operating expenses included a $221 million charge associated with the termination of Conrail's Employee Stock Ownership Plan, which had no related income tax effect, as well as a charge of $173 million, $142 million after tax, for stock compensation and executive severance costs related to the change in ownership. Additional transition expenses reflected in the 1998 total include $149 million in 1998, primarily for employee stay bonuses and technology integration costs, and $114 million in 1997, primarily for investment banking, legal and consulting fees and employee stay bonuses. Excluding the effects of the acquisition-related compensation and transition costs, operating expenses increased 3% in 1998, primarily as a result of the higher traffic volume and higher casualty and other claims expenses, partially offset by lower fuel costs.

Financial Condition and Liquidity. Conrail's cash provided by operations of $396 million decreased by $331 million, or 46%, in 1999, and by $157 million, or 18%, in 1998. The 1999 decrease was principally due to the change in the company's operations. The decline in 1998 reflected higher incentive compensation payments and transition-related costs. Cash generated from operations is the principal source of liquidity and is primarily used for debt repayments and capital expenditures. Debt repayments totaled $112 million in 1999 and $119 million in 1998. Capital expenditures totaled $176 million in 1999 and $537 million in 1998. The significant decline in capital spending for 1999 reflected the change in operations.

Conrail had a working capital deficit of $194 million at Dec. 31, 1999, compared with a deficit of $202 million at Dec. 31, 1998. The deficit at year-end 1999 resulted from reclassifying $250 million of long-term debt to current liabilities, reflecting the maturity of the debt in June 2000. Conrail is expected to have sufficient cash flow to meet its ongoing obligations, principally from operating fees, rents, and shared area usage fees paid by CSX and Norfolk Southern.

Divestitures and Joint Venture Investment

Sale of International Container-Shipping Assets
In July 1999, CSX entered into an agreement to sell certain assets comprising the international liner business of Sea-Land, its wholly owned container-shipping subsidiary, to A. P. Moller-Maersk Line (Maersk) for approximately $800 million, subject to certain purchase price adjustments that depended on a detailed allocation and valuation of certain categories of assets. The transaction, which also involved Maersk assuming in excess of $800 million present value of Sea-Land operating lease obligations, closed on Dec. 10, 1999.

The international liner business operated approximately 75 container vessels and 200,000 containers in worldwide trades and comprised a majority of CSX's container-shipping revenue. In addition to vessels and containers, Maersk acquired certain terminal facilities and various other assets and related liabilities of the international liner business. The operating revenue associated with the assets sold was approximately $2.8 billion in 1999, $3.0 billion in 1998, and $3.2 billion in 1997.

In accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," CSX classified the international liner assets as "held for sale" in July when the agreement with Maersk was signed. The company recorded a $315 million asset impairment charge in the third quarter to adjust the book value of the related property, equipment and other long-lived assets to their fair value less cost to sell. In addition, in accordance with the provisions of Statement No. 121, no depreciation was recorded on these assets after their classification as "held for sale." Based on subsequent accounting for the completed transaction, including adjustments to reflect asset allocations agreed to at closing, the company determined that the loss on sale was approximately $86 million higher than the third quarter charge. The final loss on sale of $401 million, net of a $41 million benefit from the lower depreciation expense, reduced 1999 earnings by $360 million, $271 million after tax, $1.27 per share. The agreement with Maersk provides for a post-closing adjustment to the sales price based on the final amount of working capital conveyed, and the loss includes estimates of costs to terminate various contractual obligations of the company. These matters are expected to be resolved in fiscal 2000 and will affect the final determination of the loss on sale. Net of purchase price adjustments and cash balances conveyed to Maersk at closing, the company received cash proceeds of $751 million on the sale. Through Dec. 31, 1999, a portion of the proceeds was used to reduce short-term debt, with the remainder invested in cash equivalents and short-term investments.

CSX retained the container-shipping business serving the U.S. domestic trade and part of the company's international terminal operations and will manage them separately. Management reporting and performance measures for these businesses have been developed for fiscal year 2000. The company expects to revise its disclosures under FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the first quarter of 2000 to report these as separate business segments; however, it will not be practicable to provide comparative segment disclosures for prior years.

Sale of Grand Teton Lodge Subsidiary
In June 1999, CSX completed the sale of its Grand Teton Lodge resort subsidiary, located in Jackson Hole, Wyo., to Vail Resorts. The transaction resulted in a net investment gain of $27 million, $17 million after tax, 8 cents per share. CSX received net cash proceeds of $49 million.

Conveyance of Barge Unit
In June 1998, CSX conveyed its barge unit, American Commercial Lines (ACL), to a venture formed with Vectura Group Inc. (Vectura). CSX received cash proceeds of $695 million from the transaction, $67 million of which were used to repay certain outstanding debt and other obligations of ACL and to pay expenses of the transaction. As part of the transaction, NMI Holdings LLC, a wholly owned barge subsidiary of Vectura, was combined with ACL. CSX holds a 32% common interest in the venture. Operating results for 1998 include a net investment gain of $154 million, $90 million after tax, 42 cents per share, primarily from the ACL transaction.

Other Matters

Workforce Reduction Program
CSX recorded a charge of $55 million, $34 million after tax, 16 cents per share, in the fourth quarter of 1999 to recognize the cost of a program to reduce the non-union workforce at its rail and intermodal units by approximately 800 positions. A voluntary early retirement program completed in December accounted for approximately 680 of the position reductions, with the remainder achieved through a combination of involuntary terminations and normal attrition. Approximately 75% of the retirements and separations occurred by the end of the year, with the remainder scheduled to occur over the first half of fiscal year 2000 as their job responsibilities are reorganized or transitioned to other personnel. Early retirement benefits offered under the voluntary program accounted for $24 million of the charge and will be paid from CSX's pension and postretirement benefit plans. Separation benefits are being paid from cash generated by operations. Approximately half of the separation benefits were paid in 1999. On an annualized basis, the workforce reduction program is expected to provide operating expense savings of approximately $65 million.

Federal Court Decision Affecting Mountaintop Coal Mining
In October 1999, a federal district court judge ruled that certain mountaintop coal mining practices in West Virginia were in violation of the federal Clean Water Act and the federal Surface Mining and Control Reclamation Act. The decision, which is currently under appeal, could adversely affect CSX's coal traffic and revenues if upheld.

New Orleans Tank Car Fire Litigation
In September 1997, a state court jury in New Orleans, La. returned a $2.5 billion punitive damages award against CSXT. The award was made in a class-action lawsuit against a group of nine companies based on personal injuries alleged to have arisen from a 1987 fire. The fire was caused by a leaking chemical tank car parked on CSXT tracks and resulted in the 36-hour evacuation of a New Orleans neighborhood. In the same case, the court awarded a group of 20 plaintiffs compensatory damages of approximately $2 million against the defendants, including CSXT, to which the jury assigned 15% of the responsibility for the incident. CSXT's liability under that compensatory damages award is not material, and adequate provision has been made for the award.

In October 1997, the Louisiana Supreme Court set aside the punitive damages judgment, ruling the judgment should not have been entered until all liability issues were resolved. In February 1999, the Louisiana Supreme Court issued a further decision, authorizing and instructing the trial court to enter individual punitive damages judgments in favor of the 20 plaintiffs who had received awards of compensatory damages, in amounts representing an appropriate share of the jury's award. The trial court on April 8, 1999 entered judgment awarding approximately $2 million in compensatory damages and approximately $8.5 million in punitive damages to those 20 plaintiffs. Approximately $6.2 million of the punitive damages awarded were assessed against CSXT. CSXT then filed post-trial motions for a new trial and for judgment notwithstanding the verdict as to the April 8 judgment.

The new trial motion was denied by the trial court in August of 1999. On Nov. 5, 1999, the trial court issued an opinion that granted CSXT's motion for judgment notwithstanding the verdict and effectively reduced the amount of the punitive damages verdict from $2.5 billion to $850 million. CSXT believes that this amount (or any amount of punitive damages) is unwarranted and intends to pursue its full appellate remedies with respect to the 1997 trial as well as the trial judge's decision on the motion for judgment notwithstanding the verdict. The compensatory damages awarded by the jury in the 1997 trial were also substantially reduced by the trial judge. A judgment reflecting the $850 million punitive award has been entered against CSXT. CSXT has obtained and posted an appeal bond in the amount of $895 million, which will allow it to appeal the 1997 compensatory and punitive awards, as reduced by the trial judge.


A trial for the claims of 20 additional plaintiffs for compensatory damages began on May 24, 1999. In early July, the jury in that trial rendered verdicts totaling approximately $330 thousand in favor of 18 of those 20 plaintiffs. Two plaintiffs received nothing; that is, the jury found that they had not proved any damages. Management believes this result, while still excessive, supports CSXT's contention that the punitive damages award was unwarranted.

CSXT continues to pursue an aggressive legal strategy. Management believes that an adverse outcome, if any, is not likely to be material to CSX's or CSXT's financial position, although it could be material to results of operations in a particular quarterly accounting period.

Environmental Management
CSX generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to federal, state and local environmental laws and regulations. The company has identified 243 sites at which it is or may be liable for remediation costs associated with alleged contamination or for alleged violations of environmental requirements. Approximately 115 of these sites are or may be subject to remedial action under the federal Superfund statute or similar state statutes. Certain federal legislation imposes joint and several liability for the remediation of identified sites. Consequently, CSX's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

A liability of $53 million has been accrued for future costs at all sites where the company's obligation is probable and where such costs can be reasonably estimated. However, the ultimate cost could be higher or lower than the amounts currently provided. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates were based on information available for each site, financial viability of other potentially responsible parties (PRPs), and existing technology, laws and regulations. CSX believes it has made adequate provision for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost-sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of data related to many of the sites, and/or the speculative nature of remediation costs. The majority of the year-end 1999 environmental liability is expected to be paid out over the next five to seven years, funded by cash generated from operations. Total expenditures associated with protecting the environment and remedial environmental cleanup and monitoring efforts amounted to $35 million in 1999, compared with $34 million in 1998 and $36 million in 1997. During 2000, the company expects to incur preventive and remedial environmental expenditures in the range of $35 million to $45 million. Future environmental obligations are not expected to have a material impact on the results of operations or financial position of the company.

Year 2000 Computer Transition

In 1996, CSX and each of its transportation subsidiaries began a comprehensive plan to address the potential exposure associated with the Year 2000 computer problem. By the fourth quarter of 1999, all key phases of the company's Year 2000 readiness plan were completed and project teams made final preparations for the transition to Jan. 1, 2000. During the Year 2000 rollover weekend, no major problems surfaced.

CSX believes that its readiness plan was successfully executed, key objectives were met, and project teams adequately addressed all significant Year 2000 issues. The company continues to assess technology-related problems as they occur to determine if they are Year 2000 related. Detailed contingency plans remain in place and can be implemented if any Year 2000 problems occur. However, based on the information gathered since January, CSX does not expect the Year 2000 event to cause any interruptions in business operations or to adversely effect its customers.

The company has incurred total Year 2000 related costs of $70 million through the end of fiscal year 1999 and expects to incur additional costs of approximately $2 million. To provide a consistent, objective method for identifying costs of the Year 2000 plan, the company has classified expenditures as Year 2000 plan costs for reporting purposes only if they remedied only Year 2000 risks and were otherwise unnecessary in the normal course of business. The cost of the Year 2000 plan was expensed as incurred and funded by cash generated from operations.

Business Outlook for 2000

CSX enters fiscal year 2000 poised to build on its core rail and intermodal businesses and complemented by other transportation interests that are solid performers. With the Conrail integration completed, the rail unit's focus in 2000 will be on delivering stronger financial performance by driving out costs, improving railroad operations and seizing growth opportunities on the expanded network. The rail and intermodal units will work to capture merger synergies and restore customer satisfaction by improving on-time performance and other key operating measures. Modest growth in the domestic economy is expected to continue in 2000, which would be favorable for CSXT; however, CSXT's export coal business shows no sign of recovering in the foreseeable future. CSXT is currently engaged in negotiations with the bargaining representatives for its union employees, who represent the majority of its employment base; the impact of these negotiations cannot be estimated at this time. CSXT will incur higher labor costs in 2000 from cost-of-living increases provided under current union contracts unless new agreements are reached. Recent fuel price increases have adversely impacted company earnings. If these price trends continue and if the company cannot pass these higher costs through to its customers, the negative impact on fiscal year 2000 earnings is likely to be significant.

The sale of Sea-Land's international liner business leaves CSX less vulnerable to the highly volatile global container-shipping markets. The retained Sea-Land businesses have experienced management teams and are expected to generate reliable earnings and positive cash flow. CSX Lines expects to deliver stable quarterly earnings on annual revenues of approximately $700 million. CSX World Terminals anticipates capitalizing on identified growth opportunities and should generate fiscal year 2000 revenues of approximately $300 million. The contract logistics business expects continued double-digit growth and is working closely with the surface transportation group to develop new and creative transportation and logistics solutions for customers.

Forward-looking Statements

Estimates and forecasts in Management's Discussion and Analysis and in other sections of this Annual Report are based on many assumptions about complex economic and operating factors with respect to industry performance, general business and economic conditions and other matters that cannot be predicted accurately and that are subject to contingencies over which the company has no control. Such forward-looking statements are subject to uncertainties and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. The words "believe," "expect," "anticipate," "project," and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of the company. Any such statement speaks only as of the date the statement was made. The company undertakes no obligation to update or revise any forward-looking statement.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities: (i) costs and operating difficulties related to the integration of Conrail may not be eliminated or resolved within the time frame currently anticipated; (ii) revenue and cost synergies expected from the integration of Conrail may not be fully realized or realized within the time frame anticipated; (iii) general economic or business conditions, either nationally or internationally, an increase in fuel prices, a tightening of the labor market or changes in demands of organized labor resulting in higher wages, or increased benefits or other costs or disruption of operations may adversely affect the businesses of the company; (iv) legislative or regulatory changes, including possible enactment of initiatives to reregulate the rail industry, may adversely affect the businesses of the company; (v) possible additional consolidation of the rail industry in the near future may adversely affect the operations and business of the company; and (vi) changes may occur in the securities and capital markets.


Consolidated Statement of Earnings
(Millions of Dollars, Except Per Share Amounts)

                                                                           Fiscal Years Ended
                                                              ---------------------------------------------
                                                              Dec. 31, 1999   Dec. 25, 1998   Dec. 26, 1997
-----------------------------------------------------------------------------------------------------------

Operating Income
Operating Revenue                                              $ 10,811      $    9,868         $ 10,621
Operating Expense                                                10,203           8,708            9,038
                                                               ------------------------------------------
Operating Income                                                    608           1,160            1,583

Other Income and Expense
Other Income                                                         52             119               51
Interest Expense                                                    521             506              451
                                                               ------------------------------------------

Earnings
Earnings Before Income Taxes                                        139             773            1,183
Income Tax Expense                                                   88             236              384
                                                               ------------------------------------------
Earnings before Cumulative Effect of Accounting Change               51             537              799
Cumulative Effect on Prior Years of Accounting
   Change for Insurance-related Assessments, Net of Tax             (49)             --               --
                                                               ------------------------------------------
Net Earnings                                                   $      2      $      537         $    799
---------------------------------------------------------------------------------------------------------
Per Common Share
Earnings Per Share:
   Before Cumulative Effect of Accounting Change               $    .24      $     2.55         $   3.80
   Cumulative Effect of Accounting Change                          (.23)             --               --
                                                               ------------------------------------------
   Including Cumulative Effect of Accounting Change            $    .01      $     2.55         $   3.80
                                                               ------------------------------------------
Earnings Per Share, Assuming Dilution:
   Before Cumulative Effect of Accounting Change               $    .24      $     2.51         $   3.72
   Cumulative Effect of Accounting Change                          (.23)             --               --
                                                               ------------------------------------------
   Including Cumulative Effect of Accounting Change            $    .01      $     2.51         $   3.72
                                                               ------------------------------------------

Average Common Shares Outstanding (Thousands)                   210,616         210,860          209,979
Average Common Shares Outstanding, Assuming Dilution(Thousands) 212,696         214,196          214,445

Cash Dividends Paid Per Common Share                           $   1.20      $     1.20         $   1.08
---------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
(Millions of Dollars)

                                                                           Fiscal Years Ended
                                                             -------------------------------------------------
                                                             Dec. 31, 1999    Dec. 25, 1998     Dec. 26, 1997
--------------------------------------------------------------------------------------------------------------
Operating Activities
Net Earnings                                                        $    2          $  537          $  799
Adjustments to Reconcile Net Earnings to Net Cash Provided
   Cumulative Effect of Accounting Change                               49              --              --
   Depreciation                                                        621             630             646
   Deferred Income Taxes                                               (19)            296             190
   Loss on Sale of International Container-Shipping Assets             401              --              --
   Workforce Reduction Program                                          55              --              --
   Net Investment Gains                                                (27)           (154)             --
   Equity in Conrail Earnings - Net                                      2            (141)           (102)
   Other Operating Activities                                            8             (78)            (28)
   Changes in Operating Assets and Liabilities
      Accounts Receivable                                             (621)             19             (99)
      Other Current Assets                                              41             (82)             (2)
      Accounts Payable                                                 301              55              39
      Other Current Liabilities                                        258             (82)            115
                                                                     --------------------------------------
   Net Cash Provided by Operating Activities                         1,071           1,000           1,558
-----------------------------------------------------------------------------------------------------------
Investing Activities
Property Additions                                                  (1,517)         (1,479)         (1,125)
Net Proceeds from Sale of International Container-Shipping Assets      751              --              --
Net Proceeds from Conveyance of Barge Subsidiary                        --             628              --
Investment in Conrail                                                   (2)            (13)         (2,163)
Short-term Investments - Net                                            94               6            (119)
Other Investing Activities                                              92             (12)             59
                                                                     --------------------------------------
   Net Cash Used by Investing Activities                              (582)           (870)         (3,348)
-----------------------------------------------------------------------------------------------------------
Financing Activities
Short-term Debt - Net                                                  187              61            (209)
Long-term Debt Issued                                                  284           1,153           2,530
Long-term Debt Repaid                                                 (126)         (1,132)           (398)
Cash Dividends Paid                                                   (262)           (262)           (235)
Common Stock Reacquired                                                 --            (103)            (11)
Other Financing Activities                                             (51)              7              (4)
                                                                     --------------------------------------
   Net Cash Provided (Used) by Financing Activities                     32            (276)          1,673
-----------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                   521            (146)           (117)

Cash, Cash Equivalents and Short-term Investments
Cash and Cash Equivalents at Beginning of Year                         105             251             368
                                                                     --------------------------------------
Cash and Cash Equivalents at End of Year                               626             105             251
Short-term Investments at End of Year                                  348             428             439
                                                                     --------------------------------------
Cash, Cash Equivalents and Short-term Investments at End of Year    $  974          $  533          $  690
-----------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information
Interest Paid - Net of Amounts Capitalized                          $  523          $  498          $  423
Income Taxes Paid                                                   $   58          $  154          $  141
---------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


Consolidated Statement of Financial Position
(Millions of Dollars)


                                                                        Dec. 31, 1999   Dec. 25, 1998
---------------------------------------------------------------------------------------------------------------

Assets
Current Assets
   Cash, Cash Equivalents and Short-term Investments                        $  974         $   533
   Accounts Receivable                                                       1,135             898
   Materials and Supplies                                                      220             225
   Deferred Income Taxes                                                       135             128
   Other Current Assets                                                         99             200
                                                                           ------------------------
      Total Current Assets                                                   2,563           1,984
                                                                           ------------------------

Properties                                                                  17,526          18,678
Accumulated Depreciation                                                    (5,269)         (6,033)
                                                                           ------------------------
   Properties - Net                                                         12,257          12,645
                                                                           ------------------------

Investment in Conrail                                                        4,663           4,798
Affiliates and Other Companies                                                 410             448
Other Long-term Assets                                                         827             552
                                                                           ------------------------
      Total Assets                                                         $20,720         $20,427
---------------------------------------------------------------------------------------------------

Liabilities
Current Liabilities
   Accounts Payable                                                        $ 1,197         $ 1,216
   Labor and Fringe Benefits Payable                                           436             462
   Casualty, Environmental and Other Reserves                                  271             283
   Current Maturities of Long-term Debt                                        349             100
   Short-term Debt                                                             574             187
   Other Current Liabilities                                                   646             352
                                                                           ------------------------
      Total Current Liabilities                                              3,473           2,600

Casualty, Environmental and Other Reserves                                     767             645
Long-term Debt                                                               6,196           6,432
Deferred Income Taxes                                                        3,227           3,173
Other Long-term Liabilities                                                  1,301           1,697
                                                                           ------------------------
      Total Liabilities                                                     14,964          14,547
---------------------------------------------------------------------------------------------------

Shareholders' Equity
Common Stock, $1 Par Value                                                     218             217
Other Capital                                                                1,525           1,489
Retained Earnings                                                            4,034           4,294
Accumulated Other Comprehensive Loss                                           (21)           (120)
                                                                           ------------------------
      Total Shareholders' Equity                                             5,756           5,880
                                                                           ------------------------
      Total Liabilities and Shareholders' Equity                           $20,720         $20,427
---------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity
(Millions of Dollars)

                                            Common Shares                              Accumulated Other
                                             Outstanding  Common    Other    Retained    Comprehensive
                                            (Thousands)   Stock    Capital   Earnings         Loss      Total
-------------------------------------------------------------------------------------------------------------
Balance Dec. 27, 1996                         216,885     $ 217    $ 1,433    $ 3,455      $ (110)   $ 4,995

Comprehensive Earnings:
   Net Earnings                                    --        --         --        799          --        799
   Adjustment of Minimum Pension Liability,
     Net of $45 Income Taxes                       --        --         --         --          87         87
                                                                                                      -------
   Comprehensive Earnings                                                                                886
                                                                                                      -------

Dividends                                          --        --         --       (235)         --       (235)
Common Stock Issued (Repurchased) - Net         1,425         1        119         --          --        120
-------------------------------------------------------------------------------------------------------------
Balance Dec. 26, 1997                         218,310       218      1,552      4,019         (23)     5,766

Comprehensive Earnings:
Net Earnings                                      --         --         --        537          --        537
   Adjustment of Minimum Pension Liability,
      Net of $54 Income Taxes                     --         --         --         --         (94)       (94)
   Other - Net                                    --         --         --         --          (3)        (3)
                                                                                                      -------
   Comprehensive Earnings                                                                                440
                                                                                                      -------
Dividends                                         --         --         --       (262)         --       (262)
Common Stock Issued (Repurchased) - Net       (1,191)        (1)       (63)        --          --        (64)
-------------------------------------------------------------------------------------------------------------

Balance Dec. 25, 1998                        217,119        217      1,489      4,294        (120)     5,880

Comprehensive Earnings:
   Net Earnings                                   --         --         --          2          --          2
   Adjustment of Minimum Pension Liability,
      Net of $56 Income Taxes                     --         --         --         --          99         99
                                                                                                       ------
   Comprehensive Earnings                                                                                101
                                                                                                       ------
Dividends                                         --         --         --       (262)         --       (262)
Common Stock Issued (Repurchased) - Net        1,325          1         36         --          --         37
-------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1999                        218,444       $218     $1,525     $4,034      $  (21)    $5,756
-------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Note 1. Significant Accounting Policies.

Nature of Operations
CSX Corporation (CSX) is a freight transportation company with principal business units providing rail, intermodal, container-shipping, and contract logistics services. Rail transportation services are provided principally throughout the eastern United States and accounted for slightly more than half of the company's 1999 operating revenue. Intermodal services are provided through a dedicated network of terminals and facilities across North America and accounted for nearly 10% of operating revenue in 1999. Container-shipping services were provided in the United States and more than 80 countries and territories throughout the world and accounted for more than a third of 1999 operating revenue. In December 1999, CSX sold its international container-shipping liner operations (see Note 4.), but continues to own and operate its domestic container-shipping and terminal management businesses. Contract logistics services are provided principally in the United States and accounted for nearly 5% of the company's 1999 operating revenue.

Rail shipments include merchandise traffic, automobiles and related products, and coal, coke and iron ore. Merchandise traffic comprised nearly 60% of rail revenue in 1999, while automotive traffic accounted for nearly 15% and coal, coke and iron ore accounted for slightly more than 25%. Merchandise traffic includes chemicals, paper and forest products, agricultural products, minerals, metals, phosphates and fertilizer, and food and consumer products. Coal shipments originate principally from mining locations in the eastern United States and primarily supply domestic utility and export markets.

Principles of Consolidation
The Consolidated Financial Statements include CSX and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies that are not majority-owned are carried at either cost or equity, depending on the extent of control.

Fiscal Year
CSX follows a 52/53 week fiscal reporting calendar. Fiscal year 1999 consisted of 53 weeks. Fiscal years 1998 and 1997 consisted of 52 weeks. A 52-week fiscal year consists of four 13-week quarters; a 53-week year reports an extra week in the first quarter.

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

Properties
All properties are stated at cost, less an allowance for accumulated depreciation. Main-line track on the rail system is depreciated using a composite straight-line method. All other property and equipment is depreciated on a straight-line basis over estimated useful lives of three to 50 years.

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

Environmental Costs
Environmental costs are charged to expense when they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when CSX's responsibility for environmental remedial efforts is deemed probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the company's commitment to a formal plan of action.

Stock-based Compensation
The company records expense for stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Disclosures required with respect to the alternative fair value measurement and recognition methods prescribed by Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," are presented in Note 15 - Stock Plans.

Prior-year Data
Certain   prior-year  data  have  been  reclassified  to  conform  to  the  1999 presentation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates in reporting the amounts of certain revenues and expenses for each fiscal year and certain assets and liabilities at the end of each fiscal year. Actual results may differ from those estimates.

Comprehensive Earnings
CSX reports comprehensive earnings (loss) in accordance with FASB Statement No. 130, "Reporting Comprehensive Income," in the Consolidated Statement of Changes in Shareholders' Equity. Accumulated other comprehensive loss at Dec. 31, 1999 and Dec. 25, 1998, consists of minimum pension liability adjustments ($15 million and $114 million, respectively) and foreign currency translation adjustments and other ($6 million and $6 million, respectively).

Accounting Pronouncements
The FASB has issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of FASB Statement No. 133," which postpones the effective date of FASB Statement No. 133 until fiscal quarters of all fiscal years beginning after June 15, 2000. Statement No. 133 requires companies to record derivatives on the statement of financial position, measured at fair value. The statement also sets forth new accounting rules for gains or losses resulting from changes in the values of derivatives. While CSX does not currently use derivative financial instruments, and its historical use of such instruments has not been material, the company plans to adopt this statement in the first quarter of 2001 to the extent it may apply at that time. The company would not expect the adoption of Statement No. 133 to have a material impact on its financial statements.

 Note 2. Change in Method of Accounting for Insurance-Related Assessments.

CSX adopted the American Institute of Certified Public Accountants' Statement of Position No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," (SOP No. 97-3) effective as of the beginning of fiscal year 1999. SOP No. 97-3 requires companies to accrue assessments related to workers' compensation second injury funds and is applicable to CSX with respect to certain assessments incurred by Sea-Land Service, Inc. (Sea-Land), the company's container-shipping unit. The assessments relate to employees who have experienced second injuries over periods dating back to the 1970s and are receiving a disability benefit. Previously, the assessments were charged to expense in the fiscal year they were paid. As a result of adopting SOP No. 97-3, the company recorded a non-cash charge of $78 million, $49 million after tax, 23 cents per share, to reflect the cumulative effect on prior years of the accounting change. Had the accounting change been applied retroactively, the effect on net earnings and related per share amounts would not have been material to any period presented.

Note 3. Investment in and Integrated Rail Operations with Conrail.

Background
CSX and Norfolk Southern Corporation (Norfolk Southern) completed the acquisition of Conrail Inc. (Conrail) in May 1997. Conrail owns the primary freight railroad system serving the northeastern United States, and its rail network extends into several midwestern states and into Canada. CSX and Norfolk Southern, through a jointly owned acquisition entity, hold economic interests in Conrail of 42% and 58%, respectively, and voting interests of 50% each. CSX and Norfolk Southern received regulatory approval from the Surface Transportation Board (STB) to exercise joint control over Conrail in August 1998 and subsequently began integrated rail operations over allocated portions of the Conrail lines in June 1999.

The rail subsidiaries of CSX and Norfolk Southern operate their respective portions of the Conrail system pursuant to various operating agreements that took effect on June 1, 1999. Under these agreements, the railroads pay operating fees to Conrail for the use of right-of-way and rent for the use of equipment. Conrail continues to provide rail service in certain shared geographic areas for the joint benefit of CSX and Norfolk Southern for which it is compensated on the basis of usage by the respective railroads. The majority of Conrail's operations workforce transferred to CSX or Norfolk Southern, although certain operations personnel, as well as certain management and administrative employees, remain at Conrail to oversee its ongoing business activities. As a result of the acquisition, a number of positions were eliminated and certain duplicate facilities were closed.

Note 3. Investment in and Integrated Rail Operations with Conrail (cont'd).

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

Current Assets                                $    879
Property and Equipment, Net                     17,832
Other Assets                                     1,122
Current Liabilities                             (1,279)
Long-term Debt                                  (1,891)
Deferred Income Taxes                           (5,595)
Other Liabilities                                 (868)
                                              ---------
   Total                                       $10,200
-------------------------------------------------------

The jointly owned entity's purchase price allocation included a provision of $280 million for the cost to Conrail of separating non-union employees whose positions were eliminated as a result of the acquisition. CSX separately recorded liabilities totaling approximately $400 million to provide for other acquisition-related obligations it is required to fund, including separation and relocation costs for Conrail union employees, relocation costs for Conrail non-union employees, and costs associated with the closure of certain Conrail facilities. CSX increased its investment in Conrail on the statement of financial position as a result of recording these separate obligations.

Under STB restrictions, CSX and Norfolk Southern did not have complete access to Conrail's properties and records and also were prevented from negotiating labor implementing agreements prior to the August 1998 control date. As a result, the amounts initially recorded by the jointly owned entity and by CSX for separation costs and other acquisition-related obligations were preliminary and were adjusted to reflect refinements identified as CSX and Norfolk Southern completed their integration of the Conrail network. These adjustments did not have a significant effect on the purchase price allocation.

Conrail Financial Information
Summary financial information for Conrail for its fiscal years ended Dec. 31, 1999, 1998 and 1997 is as follows:

                               Years Ended Dec. 31,                                                      Dec. 31,
---------------------------------------------------                                                -------------------
                               1999   1998   1997                                                   1999        1998
---------------------------------------------------     --------------------------------------------------------------

Income Statement Information:                           Balance Sheet Information:
Revenues                      $2,174 $3,863 $3,765        Current Assets                           $   669      $1,005
   Income from Operations        128    515    322        Property and Equipment and Other Assets    7,714       8,039
   Net Income                     26    267      7        Total Assets                               8,383       9,044
---------------------------------------------------       Current Liabilities                          863       1,207
                                                          Long-term Debt                             1,302       1,609
                                                          Total Liabilities                          4,564       5,244
                                                          Stockholders' Equity                       3,819       3,800
                                                        --------------------------------------------------------------

Conrail's operating results for 1999 were significantly impacted by the changes in its business resulting from the integration with CSX and Norfolk Southern. Effective June 1, 1999, Conrail's major sources of revenue are derived from CSXand Norfolk Southern and consist principally of operating fees, equipment rent, and shared area usage fees. The nature of Conrail's operating expenses also has changed to reflect the new operations. In addition, Conrail's 1999 operating results included after-tax expenses of $121 million principally to reflect the method of settlement of certain casualty liabilities based on the agreement between CSX, Norfolk Southern and Conrail, to adjust certain litigation and environmental reserves related to settlements and completion of site reviews, and to reflect the assumption of a lease obligation by CSX. Certain of these items were considered by the joint acquisition entity in its fair value allocation of Conrail's assets and liabilities and, accordingly, were excluded in determining the equity in Conrail's net income recorded by CSX.

Conrail's operating results for the years ended Dec. 31, 1998, and 1997 included certain charges related to the acquisition. The 1998 charges totaled $187 million on an after-tax basis and reflected the accrual of separation costs for non-union employees below the executive level. The 1997 charges totaled $363 million on an after-tax basis and reflected the accrual of separation costs for Conrail executives, as well as the vesting of benefits under certain stock compensation plans and the termination of Conrail's Employee Stock Ownership Plan. The jointly owned entity accounted for these costs as part of the fair value allocation and CSX accordingly excluded them in determining its equity in Conrail's net income. Excluding the charges, Conrail's net income totaled $454 million for the year ended Dec. 31, 1998, and $370 million for the year ended Dec. 31, 1997.

CSX's  Accounting  for its  Investment in and Integrated  Rail  Operations  with
Conrail
Upon integration, substantially all of Conrail's customer freight contracts were assumed by CSXand Norfolk Southern. As a result, beginning June 1, 1999, CSX's rail and intermodal operating revenue includes revenue from traffic previously moving on Conrail. Operating expenses reflect corresponding increases for costs incurred to handle the new traffic and operate the former Conrail lines. Effective June 1, 1999, rail operating expenses also include a new expense category, "Conrail Operating Fee, Rent and Services," which reflects payments to Conrail for the use of right-of-way and equipment; as well as charges for transportation, switching, and terminal services provided by Conrail in the shared areas operated for the joint benefit of CSXand Norfolk Southern. The new expense category also includes amortization of the fair value write-up arising from the acquisition of Conrail, as well as CSX's proportionate share of Conrail's net income or loss recognized under the equity method of accounting. Prior to the June 1, 1999 integration, CSX recorded its share of Conrail's net income, less amortization of the fair value write-up, and acquisition and transition expenses, in other income (expense) in the Consolidated Statement of Earnings.

As previously outlined, CSX and Norfolk Southern completed the joint acquisition of Conrail in May 1997. At that time, CSX's economic interest in Conrail increased to 42% from approximately 20%. Had CSX held its 42% interest in Conrail from the beginning of the fiscal year, its net earnings for the year ended Dec. 26, 1997, would have been reduced by $28 million to $771 million, $3.60 per share, reflecting additional amounts for equity in Conrail's net income, amortization of the fair value write-up, and interest on the acquisition debt.

Transactions With Conrail
The agreement under which CSX operates its allocated portion of the Conrail route system has an initial term of 25 years and may be renewed at CSX's option for two five-year terms. Operating fees paid to Conrail under the agreement are subject to adjustment every six years based on the fair value of the underlying system. Lease agreements for the Conrail equipment operated by CSX cover varying terms. CSX is responsible for all costs of operating, maintaining, and improving the routes and equipment under these agreements. Future minimum payments to Conrail under the operating, equipment and shared area agreements total $247 million for 2000, $240 million for 2001, $248 million for 2002, $256 million for 2003, $261 million for 2004, and $4.4 billion for years after 2004.

At Dec. 31, 1999, CSX had $53 million in amounts receivable from Conrail, principally for reimbursement of certain capital improvement costs and accrued vacation for former Conrail employees who joined CSX in June 1999. CSX has recorded a corresponding vacation liability and will pay the employees as they take vacation. Conrail advances its available cash balances to CSX and Norfolk Southern under variable-rate demand loan agreements. At Dec. 31, 1999, Conrail had advanced $93 million to CSX under this arrangement at an interest rate of 5.6%. CSX also had amounts payable to Conrail of approximately $105 million representing expenses incurred under the operating, equipment, and shared area agreements.

Note 4. Divestitures and Joint Venture Investment.

Sale of International Container-Shipping Assets
In July 1999, CSX entered into an agreement to sell certain assets comprising the international liner business of Sea-Land to A. P. Moller-Maersk Line (Maersk) for approximately $800 million, subject to certain purchase price adjustments that depended on a detailed allocation and valuation of certain categories of assets. The transaction, which also involved Maersk assuming in excess of $800 million present value of Sea-Land operating lease obligations, closed on Dec. 10, 1999.

The international liner business operated approximately 75 container vessels and 200,000 containers in worldwide trades and comprised a majority of CSX's container-shipping revenue. In addition to vessels and containers, Maersk acquired certain terminal facilities and various other assets and related liabilities of the international liner business. The operating revenue associated with the assets sold was approximately $2.8 billion for 1999, $3.0 billion in 1998, and $3.2 billion in 1997.

In accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," CSX classified the international liner assets as "held for sale" in July when the agreement with Maersk was signed. The company recorded a $315 million asset impairment charge in the third quarter to adjust the book value of the related property, equipment and other long-lived assets to their fair value less cost to sell. In addition, in accordance with the provisions of Statement No. 121, no depreciation was recorded on these assets after their classification as "held for sale." Based on subsequent accounting for the completed transaction, including adjustments to reflect asset allocations agreed to at closing, the company determined that the loss on sale was approximately $86 million higher than the third quarter charge. The final loss on sale of $401 million, net of a $41 million benefit from the lower depreciation expense, reduced 1999 earnings by $360 million, $271 million after tax, $1.27 per share. The agreement with Maersk provides for a post-closing adjustment to the sales price based on the final amount of working capital conveyed, and the loss includes estimates of costs to terminate various contractual obligations of the company. These matters are expected to be resolved in fiscal 2000 and will affect the final determination of the loss on sale. Net of purchase price adjustments and cash balances conveyed to Maersk at closing, the company received cash proceeds of $751 million on the sale. Through Dec. 31, 1999, a portion of the proceeds was used to reduce short-term debt, with the remainder invested in cash equivalents and short-term investments.

CSX retained the container-shipping business serving the U.S. domestic trade and part of the company's international terminal operations and will manage them separately. Management reporting and performance measures for these businesses have been developed for fiscal year 2000. The company expects to revise its disclosures under FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the first quarter of 2000 to report these as separate business segments; however, it will not be practicable to provide comparative segment disclosures for prior years.

Sale of Grand Teton Lodge Subsidiary
In June 1999, CSX completed the sale of its Grand Teton Lodge resort subsidiary, located in Jackson Hole, Wyo., to Vail Resorts. The transaction resulted in a net investment gain of $27 million, $17 million after tax, 8 cents per share. CSX received net cash proceeds of $49 million.

Conveyance of Barge Subsidiary to Joint Venture
On June 30, 1998, CSX conveyed its wholly owned barge subsidiary, American Commercial Lines LLC (ACL), to a venture formed with Vectura Group Inc. (Vectura). As part of the transaction, NMI Holdings LLC, a wholly owned barge subsidiary of Vectura, was combined with ACL. CSX received cash proceeds of $695 million from the transaction, $67 million of which were used to repay certain outstanding debt and other obligations of ACL and to pay expenses of the transaction. Operating results for the year ended Dec. 25, 1998, include a net investment gain of $154 million, $90 million after tax, 42 cents per share, primarily from the ACL transaction.

Note 4. Divestitures and Joint Venture Investment (cont'd).

Conveyance of Barge Subsidiary to Joint Venture (cont'd)
CSX has a 32% common ownership in the new venture. Due to the reduction in its ownership interest, CSX has accounted for its investment in the venture under the equity method for the fiscal years ended Dec. 25, 1998 and Dec 31, 1999. For periods prior to fiscal year 1998, ACL was accounted for as a consolidated subsidiary.

 Note 5. Workforce Reduction Program.

CSX recorded a charge of $55 million, $34 million after tax, 16 cents per share, in the fourth quarter of 1999 to recognize the cost of a program to reduce the non-union workforce at its rail and intermodal units by approximately 800 positions. A voluntary early retirement program completed in December accounted for approximately 680 of the position reductions, with the remainder achieved through a combination of involuntary terminations and normal attrition. Approximately 75% of the retirements and separations occurred by the end of the year, with the remainder scheduled to occur over the first half of fiscal year 2000 as their job responsibilities are reorganized or transitioned to other personnel. Early retirement benefits offered under the voluntary program accounted for $24 million of the charge and will be paid from CSX's pension and postretirement benefit plans. Separation benefits are being paid from cash generated by operations. Approximately half of the separation benefits were paid in 1999. Substantially all of the remaining amounts will be paid in fiscal year 2000 and are included in "Labor and Fringe Benefits Payable" in the consolidated statement of financial position.


 Note 6. Operating Expense.

                                                                        1999       1998       1997
---------------------------------------------------------------------------------------------------
Labor and Fringe Benefits                                              $3,471     $3,140     $3,226
Materials, Supplies and Other                                           2,662      2,487      2,511
Conrail Operating Fee, Rent and Services                                  280         --         --
Building and Equipment Rent                                             1,211      1,102      1,111
Inland Transportation                                                   1,044        996      1,003
Depreciation                                                              595        609        620
Fuel                                                                      484        404        567
Loss on Sale of International Container-Shipping Assets                   401         --         --
Workforce Reduction Program                                                55         --         --
Restructuring Credit                                                       --        (30)    --
                                                                      -----------------------------
   Total                                                              $10,203     $8,708     $9,038
                                                                      -----------------------------
Selling, General and Administrative Expense Included in Above Items    $1,098     $1,165     $1,106
---------------------------------------------------------------------------------------------------


 Note 7. Other Income.

                                                                         1999       1998       1997
---------------------------------------------------------------------------------------------------
Interest Income                                                          $ 47      $  52      $ 53
Income from Real Estate and Resort Operations(a)                           74         47        71
Net Investment Gain(b)                                                     27        154        --
Net Losses from Accounts Receivable Sold                                  (31)       (30)      (29)
Minority Interest                                                         (40)       (35)      (41)
Net Income (Loss) from Investment in Conrail                              (42)       (39)       34
Equity Earnings of Other Affiliates                                        17         27         6
Foreign Currency Loss                                                      (4)       (16)       (1)
Miscellaneous                                                               4        (41)      (42)
                                                                         --------------------------
    Total                                                                $ 52       $119       $51
---------------------------------------------------------------------------------------------------

(a) Gross revenue from real estate and resort operations was $204 million, $194 million and $206 million in 1999, 1998 and 1997, respectively.

(b)The $27 million net investment gain recognized in 1999 was attributable to the sale of the Grand Teton Lodge Company. The $154 million net gain in 1998 was primarily attributable to the conveyance of the company's barge subsidiary to a joint venture. See Note 4.

 Note 8. Income Taxes.

Earnings from domestic and foreign operations and related income tax expense are as follows:

                                                    1999       1998      1997
------------------------------------------------------------------------------
Earnings Before Income Taxes:
          -- Domestic                              $  82       $564     $  987
          -- Foreign                                  57        209        196
                                                   ---------------------------
   Total Earnings Before Income Taxes              $ 139       $773     $1,183
------------------------------------------------------------------------------

Income Tax Expense (Benefit):
Current   -- Federal                               $  76      $ (93)    $  143
          -- Foreign                                  31         38         35
          -- State                                     3         (5)        16
                                                  ----------------------------
   Total Current                                     110        (60)       194
                                                  ----------------------------

 Deferred -- Federal                                 (77)       260        168
          -- Foreign                                   4         2           1
          -- State                                    51        34          21
                                                  ----------------------------
   Total Deferred                                    (22)      296         190
                                                  ----------------------------
   Total Income Tax Expense                        $  88       $236     $  384
------------------------------------------------------------------------------



Income tax expense reconciled to the tax computed at statutory rates is as follows:

                                                             1999               1998                1997
-------------------------------------------------------------------------------------------------------------
Tax at Statutory Rates                                  $49       35%      $271       35%      $414       35%
State Income Taxes                                        7        5         19        2         24        2
Equity in Conrail Net Income                             (4)      (3)       (49)      (6)       (30)      (2)
Loss on Sale of International Container-Shipping Assets  43       31         --       --         --       --
Other Items                                              (7)      (5)        (5)      --        (24)      (2)
                                                        -----------------------------------------------------
     Income Tax Expense                                 $88       63%      $236       31%      $384       33%
-------------------------------------------------------------------------------------------------------------

The significant components of deferred tax assets and liabilities include:

                                                Dec. 31, 1999   Dec. 25, 1998
-----------------------------------------------------------------------------

Deferred Tax Assets:
   Productivity/Restructuring Charges             $   133         $   139
   Employee Benefit Plans                             309             406
   Other                                              502             527
                                                  ---------------------------
      Total                                           944           1,072
                                                  ---------------------------

Deferred Tax Liabilities:
   Accelerated Depreciation                         3,256           3,334
   Other                                              780             783
                                                  ---------------------------
      Total                                         4,036           4,117
-----------------------------------------------------------------------------
Net Deferred Tax Liabilities                       $3,092          $3,045
-----------------------------------------------------------------------------

The sale of certain assets comprising the international liner business of Sea-Land (Note 4.) increased the effective deferred state income tax rate which is applied to the company's cumulative temporary differences.

In addition to the annual provision for deferred income tax expense, the change in the year-end net deferred income tax liability balances included the income tax effect of the changes in the minimum pension liability in 1999 and 1998, the income tax effect of the transfer of certain assets and obligations from Conrail's primary defined benefit pension plan to the CSX pension plan in 1999, and the income tax effect of accruing assessments related to workers compensation second injury funds in accordance with SOPNo. 97-3 in 1999.

The company has not recorded domestic deferred or additional foreign income taxes applicable to undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested. Such earnings amounted to $172 million and $205 million at Dec. 31, 1999 and Dec. 25, 1998, respectively. These amounts may become taxable upon their remittance as dividends or upon the sale or liquidation of these foreign subsidiaries. It is not practicable to determine the amount of net additional income tax that may be payable if such earnings were repatriated.

The company files a consolidated federal income tax return, which includes its principal domestic subsidiaries. Examinations of the federal income tax returns of CSX have been completed through 1990. Returns for 1991 through 1996 are currently under examination. Management believes adequate provision has been made for any adjustments that might be assessed.

 Note 9. Accounts Receivable.

The company sells revolving interests in its rail accounts receivable to public investors through a securitization program and to a financial institution through commercial paper conduit programs. The accounts receivable are sold, without recourse, to a wholly owned, special-purpose subsidiary, which then transfers the receivables, with recourse, to a master trust. The securitization and conduit programs are accounted for as sales in accordance with FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Receivables sold under these arrangements are excluded from accounts receivable in the consolidated statement of financial position. In June 1998, the company replaced an expiring securitization program with a new program and reduced the amount of receivables sold under the conduit programs. At Dec. 31, 1999, the agreements provide for the sale of up to $350 million in receivables through the securitization program and $50 million through the conduit programs.

At Dec. 31, 1999 and Dec. 25, 1998, the company had sold $347 million of accounts receivable; $300 million through the securitization program and $47 million through the conduit programs. The certificates issued under the securitization program bear interest at 6% annually and mature in June 2003. Receivables sold under the conduit program require yield payments based on prevailing commercial paper rates plus incremental fees. Losses recognized on the sale of accounts receivable totaled $31 million, $30 million, and $29 million in 1999, 1998 and 1997, respectively.

The company has retained the responsibility for servicing accounts receivable transferred to the master trust. The average servicing period is approximately one month. No servicing asset or liability has been recorded since the fees the company receives for servicing the receivables approximate the related costs.

The company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable, including receivables transferred to the master trust. Allowances for doubtful accounts of $81 million and $92 million have been applied as a reduction of accounts receivable at Dec. 31, 1999 and Dec. 25, 1998, respectively.

Note 10. Properties.

                                                 Dec. 31, 1999                   Dec. 25, 1998
                                        ---------------------------------------------------------------
                                                 Accumulated                     Accumulated
                                         Cost   Depreciation  Net        Cost   Depreciation  Net
-------------------------------------------------------------------------------------------------------
Rail:
Road                                     $10,534   $2,641   $ 7,893       $10,202   $2,745    $  7,457
Equipment                                  5,243    1,983     3,260         4,762    1,806       2,956
                                        ---------------------------------------------------------------
   Total Rail                             15,777    4,624    11,153        14,964    4,551      10,413
Container-shipping                           600      339       261         2,662    1,204       1,458
Other                                      1,149      306       843         1,052      278         774
                                        ---------------------------------------------------------------
   Total                                 $17,526   $5,269  $12,257        $18,678   $6,033     $12,645
-------------------------------------------------------------------------------------------------------

Note 11. Casualty, Environmental and Other Reserves.

Activity related to casualty, environmental and other reserves is as follows:

                                              Casualty and     Environmental   Separation
                                          Other Reserves(a)(b)  Reserves(a)  Liabilities(a)(c)  Total
------------------------------------------------------------------------------------------------------
Balance Dec. 27, 1996                             $ 534           $117           $ 370         $1,021
Charged to Expense                                  277             12              --            289
Payments                                           (249)           (30)            (22)          (301)
------------------------------------------------------------------------------------------------------
Balance Dec. 26, 1997                               562             99             348          1,009
Charged to Expense                                  309              3              --            312
Restructuring Credit                                 --             --             (30)           (30)
Payments and Other Reductions                      (318)           (27)            (18)          (363)
------------------------------------------------------------------------------------------------------
Balance Dec. 25, 1998                               553             75             300            928
Charged to Expense                                  417              3              --            420
Cumulative Effect of Accounting Change               78             --              --             78
Payments and Other Reductions                      (333)           (25)            (30)          (388)
------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1999                             $ 715          $  53           $ 270         $1,038
------------------------------------------------------------------------------------------------------

(a)Balances include current portions of casualty and other, environmental and separation reserves, respectively, of $236 million, $20 million and $15 million at Dec. 31, 1999; $244 million, $20 million and $19 million at Dec. 25, 1998; $245 million, $20 million and $33 million at Dec. 26, 1997.

(b)Casualty reserves are estimated based upon the first reporting of an accident or personal injury. Liabilities for accidents are based upon field reports and liabilities for personal injuries and occupational claims are based upon the type and severity of the injury or claim and the use of current trends and historical data. The company has recorded liabilities in sufficient amounts to cover identified claims and an estimate of incurred, but not reported, claims. Future liabilities for certain occupational hazards are not subject to reasonable estimation.

(c)Separation liabilities at Dec. 31, 1999, relate to productivity charges recorded in 1991 and 1992 to provide for the estimated costs of implementing workforce reductions, improvements in productivity and other cost reductions at the company's major transportation units. The remaining liabilities are expected to be paid out over the next 15 to 20 years. The remaining liability for separation costs incurred in connection with the 1999 workforce reduction program is included in "Labor and Fringe Benefits Payable" (see Note 5).

The company increased casualty and other reserves by $78 million at the beginning of fiscal year 1999 to record the cumulative effect on prior years of adopting a new accounting rule (SOP No. 97-3) related to assessments by workers' compensation second injury funds. The assessments relate to disability benefits received by former employees of Sea-Land and previously were charged to expense in the fiscal year they were paid.

During 1998, CSXT recorded a restructuring credit of $30 million, reflecting the reversal of certain separation and labor protection reserves established as part of a 1995 restructuring charge. These reserves were associated with planned workforce reductions that did not occur as a result of a new telecommunications contract CSXTentered into in July 1998.

 Note 12. Debt and Credit Agreements.
                                                   Average Interest Rates
Types and Maturity Dates                              at Dec. 31, 1999    Dec. 31, 1999   Dec. 25, 1998
-------------------------------------------------------------------------------------------------------
Commercial Paper                                            5.39%            $  800          $1,000
Notes (2002-2032)                                           7.53%             4,558           4,560
Equipment Obligations (2000-2014)                           6.88%               940             770
Mortgage Bonds (2002-2003)                                  3.16%                56              72
Other Obligations, including Capital Leases (2000-2010)     7.34%               191             130
                                                           --------------------------------------------
   Total                                                    7.13%             6,545           6,532
Less Debt Due Within One Year                                                   349             100
                                                                             --------------------------
   Total Long-term Debt                                                      $6,196          $6,432
-------------------------------------------------------------------------------------------------------

CSX maintains a $2.5 billion bank credit agreement to provide financing for a portion of the Conrail acquisition and for general working capital needs. Under the agreement, the company may borrow directly from the participating banks or utilize the credit facility to support the issuance of commercial paper. Direct borrowings from the participating banks can be obtained, at the company's option, under a competitive bid process among the banks or under a revolving credit arrangement with interest either at LIBOR plus a margin determined by the company's credit rating or at an alternate base rate, as defined in the agreement. The company pays annual fees to the participating banks that may range from .06% to .15% of the total commitment, depending upon its credit rating. The credit agreement, which expires in November 2001, also includes certain covenants and restrictions, such as limitations on debt as a percentage of total capitalization and restrictions on the disposition of certain assets. At Dec. 31, 1999, CSX had commercial paper borrowings supported by the credit facility of $1.374 billion, of which $800 million was classified as long-term debt based on the company's ability and intent to maintain this debt outstanding for more than one year. At Dec. 26, 1998, the company had commercial paper borrowings of $1.187 billion, of which $1 billion was classified as long-term debt. Short-term debt totaled $574 million at a weighted-average interest rate of 5.39% at Dec. 31, 1999, and $187 million at a weighted-average interest rate of 5.82% at Dec. 25, 1998.

CSX issued other debt during 1999 and 1998. In 1999, $400 million of floating rate notes with a one-year maturity were issued to ensure adequate liquidity over year end in the event that financial markets experienced disruption from Year 2000 issues. In 1998, the company issued approximately $1 billion of fixed rate notes, principally to refinance commercial paper borrowings incurred to complete the Conrail acquisition. The notes have maturities ranging from 2001 to 2028 and interest rates ranging from 5.85% to 6.80%. In addition to these financings, the company had customary borrowing and repayment activity in connection with the acquisition of equipment.

In January 1999, CSX completed a shelf registration statement with the Securities and Exchange Commission that provides for the issuance of up to $800 million in debt securities and warrants, common stock, preferred stock, depository shares, or warrants for common or preferred stock. At Dec. 31, 1999, the company had $400 million of capacity remaining under the shelf registration.

Excluding long-term commercial paper, the company has long-term debt maturities for 2000 through 2004 aggregating $349 million, $157 million, $584 million, $314 million and $391 million, respectively. Certain of CSX's rail unit properties are pledged as security for various rail-related long-term debt issues.

 Note 13. Common and Preferred Stock.

The company has a single class of common stock, $1 par value, of which 300 million shares are authorized. Each share is entitled to one vote in all matters requiring a vote. At Dec. 31, 1999, common shares issued and outstanding totaled 218,444,959.

The company also has total authorized preferred stock of 25 million shares, of which 250,000 shares of Series A have been reserved for issuance, and 3 million shares of Series B have been reserved for issuance under the Shareholder Rights Plan discussed below. All preferred shares rank senior to common shares both as to dividends and liquidation preference. No preferred shares were outstanding at Dec. 31, 1999.

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

 Note 14. Earnings Per Share.

The following table sets forth the computation of earnings per share and earnings per share, assuming dilution.

                                                                                  1999          1998         1997
---------------------------------------------------------------------------------------------------------------------
Numerator:
   Net Earnings                                                                   $      2      $    537    $    799
Denominator (thousands):
   Average Common Shares Outstanding                                               210,616       210,860     209,979
   Effect of Potentially Dilutive Common Shares, Principally Employee Stock Plans    2,080         3,336       4,466
                                                                                 ------------------------------------
   Average Common Shares Outstanding, Assuming Dilution                            212,696       214,196     214,445
                                                                                 ------------------------------------
Earnings Per Share                                                               $     .01      $   2.55    $   3.80
                                                                                 ------------------------------------
Earnings Per Share, Assuming Dilution                                            $     .01      $   2.51    $   3.72
---------------------------------------------------------------------------------------------------------------------

Certain potentially dilutive securities outstanding at Dec. 31, 1999, Dec. 25, 1998, and Dec. 26, 1997, were not included in the computation of earnings per share, assuming dilution, since their exercise prices were greater than the average market price of the common shares during the period and their effect is antidilutive. These shares totaled 15.60 million at a weighted-average exercise price of $45.80 per share for 1999, 9.60 million at $48.84 per share for 1998, and 1.96 million at $57.00 for 1997.

 Note 15. Stock Plans.

The company maintains several stock plans designed to encourage ownership of its stock and provide incentives for employees to contribute to its success. Expense for stock-based compensation under these plans is based on the intrinsic value accounted for under the principles of APB Opinion No. 25 and related Interpretations. The company recognized compensation expense of $6 million in 1999, a net credit of $4 million in 1998, and expense of $66 million in 1997. Had compensation expense been determined

Note 15. Stock Plans (cont'd).

based upon fair values at the date of grant, consistent with the methods of FASB Statement No. 123, the company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                       1999      1998      1997
--------------------------------------------------------------------------------

Net Earnings                          -- As Reported  $   2     $ 537     $ 799
                                      -- Pro Forma    $ (22)    $ 481     $ 791

Earnings Per Share                    -- As Reported  $ .01     $2.55     $3.80
                                      -- Pro Forma    $(.11)    $2.28     $3.77

Earnings Per Share, Assuming Dilution -- As Reported  $ .01     $2.51     $3.72
                                      -- Pro Forma    $(.11)    $2.24     $3.69
--------------------------------------------------------------------------------

The pro forma fair value method of accounting was applied only to stock-based awards granted after Dec. 30, 1994. Because all stock-based compensation expense for 1999, 1998 and 1997 was not restated and because stock-based awards granted may vary from year to year, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

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

In consideration for shares purchased, participants have provided down payments of not less than 5% nor more than 25% of the purchase price in the form of cash, recourse notes or equity earned in the Plan. The remaining purchase price is in the form of non-recourse loans secured by the shares issued. At Dec. 31, 1999 and Dec. 25, 1998, loans outstanding totaled $261 million and $275 million, respectively, at weighted-average interest rates of 6.6% for both years. All non-recourse loans under the Plan were originally subject to certain adjustments after a vesting period based upon targeted increases in the market price of CSX common stock. Certain of the market price thresholds were met prior to 1998, resulting in forgiveness of interest (net of dividends applied to interest) plus a portion of the principal balances of the notes.

At Dec. 31, 1999, there were 143 participants in the Plan. Transactions involving the Plan are as follows:

                                                Shares
                                               (000's)    Average Price(a)
--------------------------------------------------------------------------

Outstanding at Dec. 27, 1996                    8,111          $46.26
   Issued                                         138          $59.43
   Exchanged, Canceled or Withdrawn              (581)         $22.48
                                                --------------------------
Outstanding at Dec. 26, 1997                    7,668          $45.74
   Exchanged, Canceled or Withdrawn              (503)         $45.13
                                                --------------------------
Outstanding at Dec. 25, 1998                    7,165          $45.75
   Exchanged, Canceled or Withdrawn              (349)         $47.50
                                                --------------------------
Outstanding at Dec. 31, 1999                    6,816          $46.93
--------------------------------------------------------------------------

(a) Represents average cost to participants, net of cumulative note forgiveness.


There were no shares issued under the Stock Purchase and Loan Plan in 1999 or 1998. The weighted-average fair value benefit to participants for a share issued under the Plan in 1997 was $19.82. This value was estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.1%; dividend yield of 2.2%; volatility factor of 22.2%; and expected life of six years.

1987 Long-term Performance Stock Plan and 1990 Stock Award Plan
The CSX Corporation 1987 Long-term Performance Stock Plan and 1990 Stock Award Plan provide for awards in the form of stock options, Stock Appreciation Rights
(SARs), Performance Share Awards (PSAs), Restricted Stock Awards (RSAs) and Incentive Compensation Program shares (ICPs) to eligible officers and employees. Awards granted under the Plans are determined by the board of directors based on the financial performance of the company.

At Dec. 31, 1999, there were 3,243 current or former employees with outstanding grants under the 1987 Plan. A total of 20,413,561 shares were reserved for issuance, of which 1,465,331 were available for new grants. At Dec. 31, 1999, there were 1,276,289 shares reserved for issuance under the 1990 Plan, of which 432,729 were available for new grants. The remaining shares are assigned to outstanding stock options, SARs, RSAs and PSAs.

The majority of stock options have been granted with 10-year terms and vest at the end of one year of continued employment. The exercise price for options granted equals the market price of the underlying stock on the date of grant. A summary of the company's stock option activity and related information for the fiscal years ended Dec. 31, 1999, Dec. 25, 1998, and Dec. 26, 1997, follows:

                                          1999                       1998                      1997
                                  -----------------------------------------------------------------------------
                                  Shares   Weighted-average  Shares Weighted-average   Shares  Weighted-average
                                  (000s)    Exercise Price   (000s)  Exercise Price    (000s)    Exercise Price
-----------------------------------------------------------  ------------------------  ------------------------
Outstanding at Beginning of Year  16,288        $41.73       16,171       $40.49       13,102        $35.82
Granted                            3,226        $43.96        2,674       $48.43        4,182        $51.44
Exchanged, Canceled or Expired      (521)       $48.89       (1,505)      $52.82          (31)       $49.89
Exercised                           (683)       $24.19       (1,052)      $23.80       (1,082)       $26.08
-----------------------------------------------------------  ------------------------  ------------------------
Outstanding at End of Year        18,310        $42.57       16,288       $41.73       16,171        $40.49
-----------------------------------------------------------  ------------------------  ------------------------
Exercisable at End of Year        10,038        $37.94       10,447       $36.96        9,911        $34.08
-----------------------------------------------------------  ------------------------  ------------------------
Fair Value of Options Granted     $10.92                     $11.22                    $12.25
-----------------------------------------------------------  ------------------------  ------------------------


On Dec. 14, 1998, 1,297,595 stock options granted in April 1998 at an exercise price of $52.66 per share were exchanged for 1,038,076 new options at an exercise price of $41.78 per share.

The following table summarizes information about stock options outstanding at Dec. 31, 1999:

                        Options Outstanding                         Options Exercisable
           --------------------------------------------------------------------------------
               Number     Weighted-average                      Number
            Outstanding     Remaining       Weighted-average  Exercisable  Weighted-average
              (000s)    Contractual Life    Exercise Price      (000s)      Exercise Price
           -------------------------------------------------  -----------------------------

$15 to $20      903            1.1              $19.18            903           $19.18
$30 to $39    4,590            3.4              $35.55          4,590           $35.55
$40 to $49    9,015            7.4              $43.64          3,941           $42.94
$50 to $57    3,802            7.1              $54.10            604           $51.43
------------------------------------------------------------  -----------------------------
   Total     18,310            6.1              $42.57         10,038           $37.94
-------------------------------------------------------------------------------------------

The fair value of options granted in 1999, 1998 and 1997 was estimated as of the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.2%, 5.2% and 6.5%; volatility factors of 24%, 23% and 21%; dividend yields of 2.6%, 2.4% and 2.2%; and expected lives of 6 years, 5 years and 4.8 years.

Under the Plans, the value of PSAs is contingent on the achievement of performance goals and completion of certain continuing employment requirements over a three-year period. Each PSA earned will equal the fair market value of one share of CSX common stock on the date of payment. At Dec. 31, 1999, there were 1,323,200 shares reserved for outstanding PSAs. In 1999, 1998 and 1997, respectively, 256,000, 518,500, and 126,600 PSAs were granted to employees. The weighted-average fair value of those shares was $41.52 for 1999, $52.00 for 1998, and $44.88 for 1997. In February 2000, the company's Board of Directors approved a plan to discontinue grants of PSA's after 1999. In connection with that plan, the final number of shares to be distributed under outstanding grants was determined. These shares will be issued to participants in 2000.

During 1999, 500,000 shares were issued as RSAs to certain executives. The RSAs vest over a three or four year employment period and are contingent on the achievement of certain financial performance goals. The fair value of RSAs was $45.48 as of the date of grant.

At Dec. 31, 1999, there were 56,024 SARs outstanding with a weighted-average exercise price of $16.84. In 1999, 1998 and 1997, respectively, 130,116, 77,556 and 171,377 SARs were exercised at weighted-average exercise prices of $16.77, $15.58 and $14.94. There were no grants of SARs in 1999, 1998 or 1997.

Stock Purchase and Dividend Reinvestment Plans
The 1991 Employees Stock Purchase and Dividend Reinvestment Plan provides a method and incentive for eligible employees to purchase shares of the company's common stock at market value by payroll deductions. To encourage stock ownership, employees receive a 17.65% matching payment on their contributions in the form of additional stock purchased by the company. Each matching payment of stock is subject to a two-year holding period. Sales of stock prior to the completion of the holding period result in forfeiture of the matching stock purchase. Officers and key employees who qualify for the Stock Purchase and Loan Plan are not eligible to participate in this Plan. At Dec. 31, 1999, there were 565,453 shares of common stock available for purchase under this Plan. Employees purchased 38,989 shares in 1999, 37,403 shares in 1998 and 35,593 shares in 1997 under the plan at weighted-average market prices of $41.53, $46.63, and $51.94 for 1999, 1998 and 1997, respectively.

The company also maintains the Employees Stock Purchase and Dividend Reinvestment Plan and the Shareholders Dividend Reinvestment Plan, adopted in 1981, under which all employees and shareholders may purchase CSX common stock at the average of daily high and low sale prices for the five trading days ending on the day of purchase. To encourage stock ownership, employees receive a 5% discount on all purchases under this program. At Dec. 31, 1999, there were 5,488,329 shares reserved for issuance under these Plans.

Note 15. Stock Plans (cont'd).

Stock Plan for Directors
The Stock Plan for Directors, approved by the shareholders in 1992, governs in part the manner in which directors' fees and retainers are paid. A minimum of 40% of the retainers must be paid in common stock of the company. In addition, each director may elect to receive up to 100% of the remaining retainer and fees in the form of common stock of the company. In 1997, shareholders approved amendments to the Plan that would permit additional awards of stock or stock options. In 1999, 13,000 stock options were granted with an exercise price of $35.31. In 1998, 13,000 stock options were granted with an exercise price of $41.25. The Plan permits each director to elect to transfer stock into a trust that will hold the shares until the participant's death, disability, retirement as a director, other cessation of services as a director, or change in control of the company. At Dec. 31, 1999, there were 898,330 shares of common stock reserved for issuance under this Plan.

Note 16. Fair Value of Financial Instruments.

Fair values of the company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. Long-term debt is the only financial instrument of the company with a fair value significantly different from its carrying amount. At Dec. 31, 1999, the fair value of long-term debt, including current maturities, was $6.44 billion, compared with a carrying amount of $6.55 billion. At Dec. 25, 1998, the fair value of long-term debt, including current maturities, was $6.96 billion, compared with a carrying amount of $6.53 billion. The fair value of long-term debt has been estimated using discounted cash flow analysis based upon the company's current incremental borrowing rates for similar types of financing arrangements.

Note 17. Employee Benefit Plans.

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

The company uses a plan year of Oct. 1 through Sept. 30 to value its pension and postretirement plans on an actuarial basis.

                                                                 Pension Benefits    Postretirement Benefits
                                                                --------------------------------------------
                                                                  1999       1998         1999      1998
------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation at Beginning of Plan Year                    $1,615     $1,470         $315      $345
Service Cost                                                        51         39            9         8
Interest Cost                                                      102         98           20        21
Transfer of Benefit Obligations from Conrail Plan                   42         --           --        --
Conveyance of Barge Subsidiary                                      --        (85)          --       (18)
Plan Participants' Contributions                                    --         --            4         4
Actuarial (Gain) Loss                                             (170)       187           (3)      (12)
Benefits Paid                                                     (100)       (94)         (37)      (33)
                                                                --------------------------------------------
   Benefit Obligation at End of Plan Year                         1,540     1,615          308       315

Change in Plan Assets
Fair Value of Plan Assets at Beginning of Plan Year              1,273      1,371           --        --
Actual Return on Plan Assets                                       155         54           --        --
Transfer of Assets from Conrail Plan                               260         --           --        --
Conveyance of Barge Subsidiary                                      --        (96)          --        --
Employer Contributions                                              16         38           33        29
Plan Participants' Contributions                                    --         --            4         4
Benefits Paid                                                     (100)       (94)         (37)      (33)
                                                                -------------------------------------------
   Fair Value of Plan Assets at End of Plan Year                 1,604      1,273           --        --

Funded Status                                                       64       (342)        (308)     (315)
Unrecognized Actuarial Loss                                         29        352           23        26
Unrecognized Prior Service Cost                                     10         11           (2)       (3)
Unrecognized Transition Obligation                                  --          1           --        --
Fourth Quarter Activity:
   Special Termination Benefits - Workforce Reduction Program      (23)        --           (1)       --
   Employer Contributions to Pension Plans                           5          2           --        --
   Net Postretirement Benefits Paid                                 --         --            8         8
                                                                -------------------------------------------
      Net Amount Recognized in Statement of Financial Position    $ 85     $   24        $(280)    $(284)
-----------------------------------------------------------------------------------------------------------

Amount Recognized in Statement of Financial Position Consists of:
   Prepaid Benefit Cost                                           $215  $       7        $  --     $  --
   Accrued Benefit Liability                                      (161)      (173)        (280)     (284)
   Intangible Asset                                                  7         11           --        --
   Accumulated Other Comprehensive Loss                             24        179           --        --
                                                                -------------------------------------------
      Net Amount Recognized in Statement of Financial Position     $85     $   24        $(280)    $(284)
-----------------------------------------------------------------------------------------------------------

                                                             Pension Benefits   Postretirement Benefits
                                                            --------------------------------------------
                                                               1999     1998         1999     1998
--------------------------------------------------------------------------------------------------------

Weighted-average Assumptions:
Discount Rates:
   Benefit Cost for Plan Year                                 6.50%     7.50%        6.50%    7.50%
   Benefit Obligation at End of Plan Year                     7.75%     6.50%        7.75%    6.50%
Rate of Compensation Increase                                 5.00%     5.00%        5.00%    5.00%
Expected Return on Plan Assets                                9.50%     9.50%          n/a      n/a
--------------------------------------------------------------------------------------------------------

For plans with a projected benefit obligation in excess of plan assets at Dec. 31, 1999, the aggregate projected benefit obligation was $431 million and the aggregate fair value of plan assets was $256 million. For plans with an accumulated benefit obligation in excess of plan assets at Dec. 31, 1999, the aggregate accumulated benefit obligation was $160 million and the aggregate fair value of plan assets was $37 million.

The net postretirement benefit obligation was determined using the assumption that the health care cost trend rate for medical plans was 8.5% for 1999-2000, decreasing gradually to 5.5% by 2005 and remaining at that level thereafter. A 1% change in the assumed health care cost trend rate would have the following effects:
                                                               1%          1%
                                                             Increase   Decrease
                                                            --------------------
Effect on postretirement benefits service and interest cost   $ 3       $ (2)
Effect on postretirement benefit obligation                    19        (17)
--------------------------------------------------------------------------------

                                                                         Pension Benefits         Postretirement Benefits
                                                                     -----------------------------------------------------
                                                                      1999    1998     1997        1999    1998    1997
--------------------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Service Cost                                                         $  51    $ 39    $ 40        $  9    $  8      $10
Interest Cost                                                          102      98      98          20      21       25
Expected Return on Plan Assets                                        (118)   (101)    (96)         --      --       --
Amortization of Transition Obligation                                   --       6       5          --      --       --
Amortization of Prior Service Cost                                       1       1      --          (1)     (4)      (7)
Recognized Net Actuarial (Gain) Loss                                    22      12      13          --      (1)       2
                                                                     -----------------------------------------------------
   Net Periodic Benefit Cost                                            58      55      60          28      24       30
Special Termination Benefits - Workforce Reduction Program              23      --      --           1      --       --
                                                                     -----------------------------------------------------
   Net Periodic Benefit Cost Including Special Termination Benefits   $ 81    $ 55    $ 60         $29     $24      $30
--------------------------------------------------------------------------------------------------------------------------

During 1999, certain assets and obligations of Conrail's primary defined benefit pension plan were transferred to the pension plans of CSX and Norfolk Southern. The CSX plan received $260 million of plan assets at fair value and assumed $42 million of benefit obligations.

In December 1999, pursuant to a workforce reduction initiative that offered a retirement benefit enhancement to employees electing early retirement, the company recorded a non-recurring charge that included $23 million of special termination pension benefits and $1 million of special termination postretirement benefits.

As a result of the workforce reduction initiative and the sale of assets comprising the international liner business of Sea-Land, a significant number of employees participating in pension and postretirement benefit plans sponsored by CSX have terminated active employment and the plans have experienced a curtailment. Because both curtailment events occurred after the Sept. 30, 1999 measurement date, the effect of the curtailment will not be recognized in the company's financial statements until fiscal year 2000. CSX anticipates recording a net pre-tax curtailment loss of approximately $2 million in the first quarter of 2000.

The conveyance of CSX's barge subsidiary to a joint venture during 1998 included various pension and postretirement benefit plans and reduced the related obligations and assets in CSX's Consolidated Statement of Financial Position.

During 1999 and 1998, CSX recorded changes in its minimum pension liability. These changes did not affect net earnings, but are a component of accumulated other comprehensive loss on an after-tax basis. In 1999, the minimum pension liability decreased by $158 million, principally due to the transfer of assets from Conrail's pension plan and to higher interest rates, which increased the discount applied to pension obligations. In 1998, the minimum pension liability increased by $148 million due to lower interest rates, which reduced the discount applied to pension obligations, and to a broad decline in U.S. stock prices during the third quarter.

Other Plans
The company maintains savings plans for virtually all full-time salaried employees and certain employees covered by collective bargaining agreements. Expense associated with these plans was $28 million, $20 million, and $23 million for 1999, 1998 and 1997, respectively.

Under collective bargaining agreements, the company participates in a number of union-sponsored, multiemployer benefit plans. Payments to these plans are made as part of aggregate assessments generally based on number of employees covered, hours worked, tonnage moved or a combination thereof. Total contributions of $247 million, $235 million, and $238 million were made to these plans in 1999, 1998 and 1997, respectively.

Note 18. Commitments and Contingencies.

Lease Commitments
In addition to the agreements covering routes and equipment leased from Conrail (See Note 3), the company leases equipment from other parties under agreements with terms up to 21 years. Non-cancelable, long-term leases generally include options to purchase at fair value and to extend the terms. At Dec. 31, 1999, minimum building and equipment rentals under these operating leases totaled approximately $247 million for 2000, $238 million for 2001, $194 million for 2002, $197 million for 2003, $176 million for 2004, and $1 billion thereafter. Rent expense on operating leases, exclusive of the Conrail agreements, totaled $1.2 billion in 1999, $1.1 billion in 1998, and $1.2 billion in 1997. These amounts include net daily rental charges on railroad operating equipment of $381 million, $258 million, and $239 million in 1999, 1998, and 1997, respectively.

Purchase Commitments
CSXT entered into agreements in 1998 and 1999 to purchase 140 locomotives. These orders covered normal locomotive replacement needs as well as one-time locomotive power requirements related to the integration of Conrail operations. CSXT has taken delivery of 101 of the locomotives through Dec. 31, 1999. The remaining 39 units are scheduled to be delivered in 2000.


Contingencies
Guarantees
The company and its subsidiaries are contingently liable individually and jointly with others as guarantors of long-term debt and obligations principally relating to leased equipment, joint ventures and joint facilities. These contingent obligations were not material to the company's results of operations and financial position at Dec. 31, 1999. CSX also remains contingently liable for certain lease obligations assumed by Maersk as part of its purchase of Sea-Land's international liner business. CSX believes that Maersk will fulfill its contractual commitments with respect to such leases and that CSX will have no further liability for these obligations.

New Orleans Tank Car Fire
In September 1997, a state court jury in New Orleans, Louisiana returned a $2.5 billion punitive damages award against CSXT. The award was made in a class-action lawsuit against a group of nine companies based on personal injuries alleged to have arisen from a 1987 fire. The fire was caused by a leaking chemical tank car parked on CSXT tracks and resulted in the 36-hour evacuation of a New Orleans neighborhood. In the same case, the court awarded a group of 20 plaintiffs compensatory damages of approximately $2 million against the defendants, including CSXT, to which the jury assigned 15% of the responsibility for the incident. CSXT's liability under that compensatory damages award is not material, and adequate provision has been made for the award.

In October 1997, the Louisiana Supreme Court set aside the punitive damages judgment, ruling the judgment should not have been entered until all liability issues were resolved. In February 1999, the Louisiana Supreme Court issued a further decision, authorizing and instructing the trial court to enter individual punitive damages judgments in favor of the 20 plaintiffs who had received awards of compensatory damages, in amounts representing an appropriate share of the jury's award. The trial court on April 8, 1999, entered judgment awarding approximately $2 million in compensatory damages and approximately $8.5 million in punitive damages to those 20 plaintiffs. Approximately $6.2 million of the punitive damages awarded were assessed against CSXT. CSXT then filed post-trial motions for a new trial and for judgment notwithstanding the verdict as to the April 8 judgment.

The new trial motion was denied by the trial court in August of 1999. On Nov. 5, 1999, the trial court issued an opinion that granted CSXT's motion for judgment notwithstanding the verdict and effectively reduced the amount of the punitive damages verdict from $2.5 billion to $850 million. CSXT believes that this amount (or any amount of punitive damages) is unwarranted and intends to pursue its full appellate remedies with respect to the 1997 trial as well as the trial judge's decision on the motion for judgment notwithstanding the verdict. The compensatory damages awarded by the jury in the 1997 trial were also substantially reduced by the trial judge. A judgment reflecting the $850 million punitive award has been entered against CSXT. CSXT has obtained and posted an appeal bond in the amount of $895 million, which will allow it to appeal the 1997 compensatory and punitive awards, as reduced by the trial judge.

A trial for the claims of 20 additional plaintiffs for compensatory damages began on May 24, 1999. In early July, the jury in that trial rendered verdicts totaling approximately $330 thousand in favor of 18 of those 20 plaintiffs. Two plaintiffs received nothing; that is, the jury found that they had not proved any damages. Management believes that this result, while still excessive, supports CSXT's contention that the punitive damages award was unwarranted.

CSXT continues to pursue an aggressive legal strategy. Management believes that an adverse outcome, if any, is not likely to be material to CSX's or CSXT's financial position, although it could be material to results of operations in a particular quarterly accounting period.

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

Environmental
CSXT is a party to various proceedings involving private parties and regulatory agencies related to environmental issues. CSXT has been identified as a potentially responsible party (PRP) at 115 environmentally impaired sites that are or may be subject to remedial action under the Federal Superfund statute (Superfund) or similar state statutes. A number of these proceedings are based on allegations that CSXT, or its railroad predecessors, sent hazardous substances to the facilities in question for disposal. Such proceedings arising under Superfund or similar state statutes can involve numerous other waste generators and disposal companies and seek to allocate or recover costs associated with site investigation and cleanup, which could be substantial.

CSXT is involved in a number of administrative and judicial proceedings and other clean-up efforts at 243 sites, including the sites addressed under the Federal Superfund statute or similar state statutes, where it is participating in the study and/or clean-up of alleged environmental contamination. The assessment of the required response and remedial costs associated with most sites is extremely complex. Cost estimates are based on information available for each site, financial viability of other PRPs, where available, and existing technology, laws and regulations. CSXT's best estimates of the allocation method and percentage of liability when other PRPs are involved are based on assessments by consultants, agreements among PRPs, or determinations by the U.S. Environmental Protection Agency or other regulatory agencies.

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

Based upon such reviews and updates of the sites with which it is involved, CSXT has recorded, and reviews at least quarterly for adequacy, reserves to cover estimated contingent future environmental costs with respect to such sites. The recorded liabilities for estimated future environmental costs at Dec. 31, 1999 and Dec. 25, 1998, were $53 million and $75 million, respectively. These recorded liabilities, which are undiscounted, include amounts representing CSXT's estimate of unasserted claims, which CSXT believes to be immaterial. The liability has been accrued for future costs for all sites where the company's obligation is probable and where such costs can be reasonably estimated. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. The majority of the Dec. 31, 1999, environmental liability is expected to be paid out over the next five to seven years, funded by cash generated from operations.

The company does not currently possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, latent conditions at any given location could result in exposure, the amount and materiality of which cannot presently be reliably estimated. Based upon information currently available, however, the company believes its environmental reserves are adequate to accomplish remedial actions to comply with present laws and regulations, and that the ultimate liability for these matters will not materially affect its overall results of operations and financial condition.

Other Legal Proceedings
A number of legal actions are pending against CSX and certain subsidiaries in which claims are made in substantial amounts. While the ultimate results of environmental investigations, lawsuits and claims against the company cannot be predicted with certainty, management does not currently expect that resolution of these matters will have a material adverse effect on CSX's consolidated financial position, results of operations or cash flows. The company is also party to a number of actions, the resolution of which could result in gain realization in amounts that could be material to results of operations in the quarter received.

Note 19. Business Segments.

The company operates in four business segments: Rail, Intermodal, Container Shipping and Contract Logistics. The rail segment provides rail freight transportation over a network of more than 23,400 route miles in 23 states, the District of Columbia and two Canadian provinces. The intermodal segment provides transcontinental intermodal transportation services and operates a network of dedicated intermodal facilities across North America. Prior to the sale of its international liner operations in December 1999 (see Note 4), the container-shipping segment provided global transportation services via a fleet of 91 container ships and 220,000 containers. The contract logistics segment provides customized logistics solutions, including inventory management, distribution, warehousing, assembly and just-in-time delivery. The company's segments are strategic business units that offer different services and are managed separately based on the differences in these services.

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

Business segment information for fiscal years 1999, 1998 and 1997 is as follows:


                                    Surface Transportation
------------------------------------------------------------      Container  Contract
Fiscal year ended Dec. 31, 1999    Rail  Intermodal   Total       Shipping   Logistics   Other    Total
--------------------------------------------------------------------------------------------------------
Revenue from External Customers  $ 5,623    $943    $  6,566       $3,809      $436        --    $10,811
Intersegment Revenue                  --      16          16           --        48        --         64
Operating Income                     823      84         907          149        34        --      1,090
Assets                            12,985     401      13,386        1,290       188        --     14,864
Depreciation Expense                 469      24         493           90        12        --        595
Property Additions                 1,298      63       1,361           86        20        --      1,467
--------------------------------------------------------------------------------------------------------

Note 19. Business Segments (cont'd).

                                   Surface Transportation
-----------------------------------------------------------       Container  Contract
Fiscal year ended Dec. 25, 1998    Rail  Intermodal   Total       Shipping   Logistics    Other   Total
--------------------------------------------------------------------------------------------------------
Revenue from External Customers  $ 4,956   $618     $ 5,574        $3,916      $378        --    $ 9,868
Intersegment Revenue                  --     30          30            --        30        --         60
Operating Income                   1,001     33       1,034           133        29        --      1,196
Assets                            11,897    217      12,114         2,453       144        --     14,711
Depreciation Expense                 450     18         468           130        11        --        609
Property Additions                 1,212     99       1,311            54        17        --      1,382
--------------------------------------------------------------------------------------------------------


                                   Surface Transportation
-----------------------------------------------------------        Container  Contract
Fiscal year ended Dec. 26, 1997    Rail  Intermodal   Total        Shipping   Logistics  Other(a)  Total
---------------------------------------------------------------------------------------------------------
Revenue from External Customers $ 4,989   $634      $ 5,623         $3,991     $389       $618    $10,621
Intersegment Revenue                 --     35           35             --       --         --         35
Operating Income                  1,229     46        1,275            278       24         69      1,646
Assets                           11,403    218       11,621          2,576      129        626     14,952
Depreciation Expense                429     14          443            128       10         39        620
Property Additions                  712     32          744            251       13         52      1,060
---------------------------------------------------------------------------------------------------------

 (a) Other includes the company's barge operations, which were conveyed to a joint venture in 1998 and are no longer a consolidated activity (see Note 4).

A reconciliation of the totals reported for the business segments to the applicable line items in the consolidated financial statements is as follows:

                                                            1999         1998        1997
                                                          ---------------------------------
Revenue:
Revenue from External Customers for Business Segments     $10,811      $ 9,868     $10,621
Intersegment Revenue for Business Segments                     64           60          35
Elimination of Intersegment Revenue                           (64)         (60)        (35)
                                                          ---------------------------------
     Total Consolidated Revenue                           $10,811      $ 9,868     $10,621
-------------------------------------------------------------------------------------------

Operating Income:
Operating Income for Business Segments                    $ 1,090     $ 1,196      $ 1,646
Reclassification of Intercompany Interest Income              (61)        (62)         (63)
Loss on Sale, Net of Depreciation Benefit                    (360)         --           --
Workforce Reduction Program                                   (55)         --           --
Restructuring Credit                                           --          30           --
Unallocated Corporate Expenses                                 (6)         (4)          --
                                                          ---------------------------------
   Total Consolidated Operating Income                    $   608     $ 1,160      $ 1,583
-------------------------------------------------------------------------------------------

Assets:
Assets for Business Segments                              $14,864     $14,711      $14,952
Investment in Conrail                                       4,663       4,798        4,244
Elimination of Intercompany Receivables                       (32)        (36)         (33)
Non-segment Assets(b)                                       1,225         954          794
                                                          ---------------------------------
     Total Consolidated Assets                            $20,720     $20,427      $19,957
-------------------------------------------------------------------------------------------

Depreciation Expense:
Depreciation Expense for Business Segments                $   595     $   609      $   620
Non-segment Depreciation(b)                                    26          21           26
                                                          ---------------------------------
     Total Consolidated Depreciation Expense              $   621     $   630      $   646
-------------------------------------------------------------------------------------------

Property Additions:
Property Additions for Business Segments                  $ 1,467     $ 1,382      $ 1,060
Non-segment Property Additions(b)                              50          97           65
                                                          ---------------------------------
     Total Consolidated Property Additions                $ 1,517     $ 1,479      $ 1,125
-------------------------------------------------------------------------------------------

(b)Non-segment assets include corporate cash and cash equivalents and assets of non-transportation businesses. Non-segment depreciation and property additions are primarily attributable to non-transportation businesses.
   Principal non-transportation businesses include real estate and resort operations and information technology subsidiaries serving multiple segments.

Included in the consolidated financial statements are the following amounts related to geographic locations:

                                             1999      1998      1997
-----------------------------------------------------------------------
Revenues:(c)
United States                             $ 8,498     $7,564   $ 8,272
Asia                                        1,378      1,239     1,188
Europe                                        516        668       721
Other                                         419        397       440
                                         ------------------------------
   Total Consolidated Revenues            $10,811     $9,868   $10,621
-----------------------------------------------------------------------

(c)Revenues are attributed to geographic locations based on port of origin for container-shipping operations and the location of the service provided for all other operations.

More than 95% of the company's long-lived assets are located in the United States. The company does not have a single external customer that represents 10% or more of its consolidated revenue.

Note 20. Summarized Financial Data - Sea-Land Service Inc.

During 1987, Sea-Land entered into agreements to sell and lease back by charter three new U.S.-built, U.S.-flag, D-7 class container ships. CSXhas guaranteed the obligations of Sea-Land pursuant to the related charters which, along with the container ships, serve as collateral for debt securities registered with the Securities and Exchange Commission (SEC). The ships were not included in the sale of international liner assets to Maersk in December 1999 and the related debt remains an obligation of Sea-Land. In accordance with SEC disclosure requirements, summarized financial information for Sea-Land and its consolidated subsidiaries is as follows:

Summary of Operations                         1999(b)    1998       1997
---------------------------------------------------------------------------
Operating Revenue                             $3,809     $3,916     $3,991
Operating Expense
   -- Public                                   3,970      3,708      3,634
   -- Affiliated(a)                               84        113        109
                                              -----------------------------
Operating Income (Loss)                         (245)    $   95     $  248
                                              -----------------------------
Net Earnings (Loss)                           $ (326)    $  (70)    $   56
---------------------------------------------------------------------------

                                              Dec. 31,   Dec. 25,
Summary of Financial Position                   1999      1998
-----------------------------------------------------------------
Current Assets       -- Public                $  614    $   597
                     -- Affiliated(a)              3          3

Other Assets         -- Public                   551      1,785
                     -- Affiliated(a)            122         67

 Current Liabilities -- Public                   310        607
                     -- Affiliated(a)             79         92

 Other Liabilities   -- Public                   340        616
                     -- Affiliated(a)            381        627

Shareholder's Equity                             180        510
-----------------------------------------------------------------

(a)Amounts represent activity with CSX affiliated companies. Operating expense includes certain intercompany amounts which are eliminated for business segment reporting.

(b)In December 1999, Sea-Land sold the assets comprising its international liner business. The company recorded a loss on the sale (net of a related depreciation benefit) that reduced operating income by $360 million and net earnings by $271 million. The operating revenue associated with the assets sold was approximately $2.8 billion, $3.0 billion, and $3.2 billion in 1999, 1998, and 1997, respectively.







--------------------------------------------------------------------------------

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors of CSX Corporation
We have audited the accompanying consolidated statements of financial position of CSX Corporation and subsidiaries as of December 31, 1999 and December 25, 1998, and the related consolidated statements of earnings, cash flows, and changes in shareholders' equity for each of the three fiscal years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSX Corporation and subsidiaries at December 31, 1999 and December 25, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the Consolidated Financial Statements, in 1999 the company changed its method of accounting for insurance-related assessments.



                                                    /s/ERNST & YOUNG LLP
Richmond, Virginia
February 9, 2000

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

Transfer Agent, Registrar and Dividend Disbursing Agent
Harris Trust Company
P. O. Box A3504
Chicago, IL 60690
(800) 521-5571
e-mail: webshare@harrisbank.com

CSXDirectInvest SM
Harris Trust Dividend Reinvestment Department
P. O. Box A3309
Chicago, IL  60690-3309
(800) 521-5571
www.csx.com/aboutus/shareholder/directinvest

Shareholder Relations
Karen L. Kennedy
Administrator-Shareholder Services
CSX Corporation
P. O. Box 85629
Richmond, VA 23285-5629
(804) 782-1465
e-mail: Karen_Kennedy@csx.com

Corporate Communications
Elisabeth J. Gabrynowicz
Director-Corporate Communications
CSX Corporation
P. O. Box 85629
Richmond, VA 23285-5629
(804) 782-6775
e-mail: Elisabeth_Gabrynowicz@csx.com

Investor Relations
Joseph C. Wilkinson
Assistant Vice President-Investor Relations
CSX Corporation
P.O. Box 85629
Richmond, VA 23285-5629
(804) 782-1553
e-mail: Joseph_Wilkinson@csx.com


Direct Stock Purchase and Dividend Reinvestment
CSX provides dividend reinvestment and stock purchase plans for employees, shareholders and potential shareholders as a convenient method of acquiring CSX shares through direct purchase, dividend reinvestment and optional cash payments.

CSXDirectInvest SM permits the purchase and sale of shares directly though Harris Trust, our transfer agent. Through this plan, no service charges or brokerage commissions apply to share purchases, and sales can be made with minimal charges and commissions. Initial investment for a non-shareholder is $500 plus a $10 one-time enrollment fee. You do not need to own shares of CSX stock to enroll in this plan. However, if you are a current shareholder, the initial investment and enrollment fee are waived. Other benefits of CSXDirectInvest SM include the ability to:

- Reinvest dividends automatically in CSX common stock without payment of any brokerage commissions or service charges, or you may receive dividend payments on some or all of your shares.

- Make optional cash investments with as little as $50 per month, or up to $10,000 per month, without any charges or commissions.

- Make gifts of CSX shares to others through the plan, and present them with a gift memento if desired.

To obtain a prospectus or other information regarding CSXDirectInvest SM, please call or write the Harris Trust Dividend Reinvestment Department at the phone number or address above. Or, if you prefer, please visit our web site at http://www.csx.com/aboutus/shareholder/directinvest.

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

Description of Common and Preferred Stocks
A total of 300 million shares of common stock are authorized, of which 218,444,959 shares were outstanding as of Dec. 31, 1999. Each share is entitled to one vote in all matters requiring a vote of shareholders. There are no pre-emptive rights. At Dec. 31, 1999, there were 42,269 registered common stock shareholders.

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

Annual Shareholder Meeting
10 a.m., Thursday, April 27, 2000
The Greenbrier
White Sulphur Springs, W.Va.

Shareholder House Parties at The Greenbrier
Throughout the year, The Greenbrier offers Shareholder House Parties featuring discounted rates and special activities. Shareholder House Parties in 2000 are scheduled for:

        Easter - April 20-23
        Annual Meeting - April 26-28
        Memorial Day - May 26-30

For information on shareholder parties, contact Maryann Sanford, Reservations Department, The Greenbrier, 300 W. Main Street, White Sulphur Springs, WV 24986, or phone toll-free (800) 624-6070 or e-mail to The_Greenbrier@greenbrier.com.

Again in 2000, The Greenbrier is pleased to extend to all shareholders a 10 percent discount on their Modified American Plan rates, applicable to one visit per year. Reservations will be accepted on a space-available basis. This offer does not apply during CSX House Parties, when rates are already discounted, or if a shareholder is attending a conference being held at The Greenbrier.

Form 10-K
A copy of the company's annual report to the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to Shareholder Relations, CSX Corporation, P. O. Box 85269, Richmond, Va. 23285-5629. The Form 10-K also is available on the company's web site at www.csx.com.

Quarterly Financial Data (Unaudited)

Year                                          1999
                            ----------------------------------
Quarter                           1st     2nd      3rd       4th
------------------------------------------------------------------

Operating Revenue               $2,541   $2,616   $2,906   $2,748
Operating Income                $  276   $  274   $   18   $   40
Net Earnings before
   Cumulative Effect of
   Accounting Change            $   75   $  114   $(113)   $  (25)
Net Earnings                    $   26   $  114   $(113)   $  (25)
Earnings Per Share:
Before Cumulative Effect
   of Accounting Change         $  .36   $  .54   $(.54)   $ (.12)
Including Cumulative Effect
   of Accounting Change         $  .12   $  .54   $(.54)   $ (.12)
Earnings Per Share,
   Assuming Dilution:
Before Cumulative Effect
   of Accounting Change         $  .36   $  .53   $(.54)   $ (.12)
Including Cumulative Effect
   of Accounting Change         $  .12   $  .53   $(.54)   $ (.12)
Dividends Per Share             $  .30   $  .30   $ .30    $  .30
Market Price
   High                         $45.50   $53.94   $51.63   $43.56
   Low                          $36.00   $36.81   $41.44   $28.81
-------------------------------------------------------------------

Year                                           1998
                           ------------------------------------
Quarter                           1st      2nd      3rd      4th
-------------------------------------------------------------------

Operating Revenue               $2,462   $2,490   $2,429   $2,487
Operating Income                $  278   $  336   $  270   $  276
Net Earnings                    $   91   $  151   $  187   $  108
Earnings Per Share              $  .43   $  .71   $  .89   $  .52
Earnings Per Share,
   Assuming Dilution            $  .42   $  .70   $  .88   $  .51
Dividends Per Share             $  .30   $  .30   $  .30   $  .30
Market Price
   High                         $60.31   $60.75   $46.94   $46.81
   Low                          $49.25   $44.88   $36.50   $37.63
-------------------------------------------------------------------

(a)First quarter 1999 consists of 14 weeks; all other quarters presented consist of 13 weeks.

(b)Third and fourth quarters of 1999 reflect pretax charges of $298 million and $62 million, respectively, to recognize a loss on the sale of international container-shipping assets, net of a benefit from discontinuing depreciation on those assets from the date of the agreement to sell. The charges reduced net earnings by $236 million, $1.11 per share, and $35 million, 16 cents per share, in the respective quarters.

(c)Fourth quarter 1999 includes a $55 million pretax charge for a work-force reduction program. The charge reduced net earnings by $34 million, 16 cents per share.

(d)Second quarter 1999 includes a pretax gain of $27 million on the sale of the company's Grand Teton Lodge resort subsidiary. The gain increased net earnings by $17 million, 8 cents per share.

(e)First quarter 1999 includes a $49 million after-tax charge to recognize the cumulative effect on prior years of adopting a new accounting rule related to workers' compensation second injury fund assessments. The charge reduced earnings per share for the quarter by 24 cents.

(f)Third quarter 1998 includes a pretax net investment gain of $154 million, principally from the conveyance of the company's barge subsidiary to a joint venture, and a restructuring credit of $30 million. On a combined basis, these items increased net earnings by $109 million, 51 cents per share.

Shares Outstanding as of Jan. 28, 2000: 218,410,759

Common Stock Shareholders as of Jan. 28, 2000: 49,111



Board of Directors and Officers


Board of Directors

Elizabeth E. Bailey(1,2,5)
John C. Hower Professor of Public Policy and Management, The Wharton School,
University of Pennsylvania, Philadelphia, Pa.

H. Furlong Baldwin(2)
Chairman, President & CEO
Mercantile Bankshares Corporation, Baltimore, Md.

Claude S. Brinegar(5)
Retired Chief Financial Officer and
Vice Chairman
Unocal Corp., Menlo Park, Calif.

Robert L. Burrus Jr.(4,5)
Partner and Chairman
McGuire, Woods, Battle & Boothe LLP, Richmond, Va.

Bruce C. Gottwald(1,3,4)
Chairman and CEO
Ethyl Corporation, Richmond, Va.

John R. Hall(3,5)
Chairman of the Board of Directors
Bank One Corporation
Lexington, Ky.

E. Bradley Jones(4)
Consultant
Former Chairman and CEO
LTV Steel Company, Pepper Pike, Ohio

Robert D. Kunisch(3,5)
Senior Adviser and Former Vice Chairman
Cendant Corporation, Boca Grande, Fla.

James W. McGlothlin(2,4)
Chairman and CEO
The United Company, Bristol, Va.

Southwood J. Morcott(2,4)
Chairman of the Board
Dana Corporation, Toledo, Ohio

Charles E. Rice(1,3)
Vice Chairman Corporate Development
Bank of America, Jacksonville, Fla.

William C. Richardson(1,5)
President and CEO
W.K. Kellogg Foundation, Battle Creek, Mich.

Frank S. Royal, M.D.(2,3)
Physician and Health Care Authority
Richmond, Va.

John W. Snow(1)
Chairman, President and CEO
CSX Corporation, Richmond, Va.


Key to committees of the board

1 - Executive, 2 - Audit, 3 - Compensation, 4 - Pension, 5 - Nominating and Organization

Corporate Officers

John W. Snow*
Chairman, President and CEO

Alvin R. (Pete) Carpenter*
Vice Chairman

Mark G. Aron*
Executive Vice President-Law and Public Affairs

Paul R. Goodwin*
Executive Vice President-Finance and
Chief Financial Officer

William J. Flynn*
Senior Vice President-Strategic Planning

Andrew B. Fogarty*
Senior Vice President-Corporate Services

William J. Ryan
Senior Vice President-Human Resources

Jesse R. Mohorovic*
Group Vice President-Corporate Communications and Investor Relations

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

Alan A. Rudnick
Vice President-General Counsel and
Corporate Secretary

Michael J. Ruehling
Vice President-State Relations

James A. Searle Jr.
Vice President-Administration

Peter J. Shudtz
Vice President-Law and General Counsel

Gregory R. Weber
Vice President and Treasurer

* Executive officers of the corporation.

Unit Officers

CSX Transportation Inc.
Ronald J. Conway*
President

Michael J. Ward*
Executive Vice President-Coal Service Group

Frederick J. Favorite Jr.*
Senior Vice President-Finance

P. Michael Giftos
Senior Vice President and General Counsel

Dale R. Hawk*
Senior Vice President-Automotive Services Group

Frank H. Nichols
Senior Vice President-Employee Relations

John P. Sammon*
Senior Vice President-Merchandise Service Group

Paul D. Sandler*
Senior Vice President-Corporate Services

Gary M. Spiegel*
Senior Vice President-Operations

CSX Intermodal Inc.
Lester M. Passa*
President and CEO

CSX Lines LLC
Charles G. Raymond*
President and CEO

CSX World Terminals LLC
Robert J. Grassi*
President and CEO

CSX Technology Inc.
Charles J. O. Wodehouse
President

Customized Transportation Inc.
David G. Kulik
President and CEO

The Greenbrier
Ted J. Kleisner

President and Managing Director

Yukon Pacific Corporation
Jeff B. Lowenfels
President and CEO