Form 10-K, Exhibit 13
period 2000-12-29
CSX CORP
filed 2001-03-01
CIK 277948

                                      On
                                     Track

                                CSX CORPORATION

                             [PICURE APPEARS HERE]



                                    Annual
                                    Report
                                     2000

CSX
CORPORATION                                              2000 ANNUAL REPORT



                        Contents

           1 __________ Financial Highlights

           2 __________ Chairman's Message

           6 __________ Review of Operations

          10 __________ Safety, Environmental and Public Policy

          13 __________ Financial Information

          50 __________ Shareholder Information

          51 __________ Corporate Information

          52 __________ Board of Directors and Officers

       FINANCIAL HIGHLIGHTS

  (Millions of Dollars, Except Per Share Amounts)          2000           1999            1998             1997          1996
  ------------------------------------------------------------------------------------------------------------------------------
  Earnings from Continuing Operations
     Operating Revenue                                 $   8,191       $   10,375       $    9,490      $   10,232     $  10,220
     Operating Expense                                     7,386            9,802            8,359           8,673         8,715
                                                       -------------------------------------------------------------------------
     Operating Income                                  $     805       $      573       $    1,131      $    1,559     $   1,505
                                                       -------------------------------------------------------------------------
     Net Earnings from Continuing Operations           $     186       $       32       $      520      $      785     $     844
                                                       -------------------------------------------------------------------------
     Earnings Per Share from Continuing Operations     $     .88       $      .15       $     2.47      $     3.74     $    4.05
     Earnings Per Share, from Continuing Operations
     Assuming Dilution                                 $     .88       $      .15       $     2.43      $     3.66     $    3.97
  ------------------------------------------------------------------------------------------------------------------------------
  Financial Position
     Cash, Cash Equivalents and
        Short-term Investments                         $     684       $      974       $      533      $      690     $     682
     Working Capital Deficit                           $  (1,234)      $     (910)      $     (616)     $     (532)    $    (685)
     Total Assets                                      $  20,491       $   20,720       $   20,427      $   19,957     $  16,965
     Long-term Debt                                    $   5,810       $    6,196       $    6,432      $    6,416     $   4,331
     Shareholders' Equity                              $   6,017       $    5,756       $    5,880      $    5,766     $   4,995
  ------------------------------------------------------------------------------------------------------------------------------
  Other Data Per Common Share
     Cash Dividends                                    $    1.20       $     1.20       $     1.20      $     1.08     $    1.04
     Book Value                                        $   28.28       $    26.35       $    27.08      $    26.41     $   23.04
     Market Price-- High                               $   33.44       $    53.94       $    60.75      $    62.44     $   53.13
                 -- Low                                $   19.50       $    28.81       $    36.50      $    41.25     $   42.25
  ------------------------------------------------------------------------------------------------------------------------------
  Employees/(a)/
     Rail                                                 35,496           31,952           28,358          27,864        28,559
     Other                                                 9,859           16,998           17,789          19,047        18,755
                                                       -------------------------------------------------------------------------
        Total                                             45,355           48,950           46,147          46,911        47,314
  ------------------------------------------------------------------------------------------------------------------------------

See accompanying Consolidated Financial Statements (All periods have been restated to reflect contract logistics as a discontinued operation)

Significant non-recurring items include the following:
      1999 - A loss on the sale of international container-shipping assets and a related benefit from discontinuing depreciation of those assets from the date they were classified as "held for sale." The net effect of the loss and the depreciation benefit reduced earnings by
             $360 million before tax, $271 million after tax, $1.27 per share.
           - A charge to recognize the cost of a workforce reduction program at the company's rail and intermodal units that reduced earnings by
             $55 million before tax, $34 million after tax, 16 cents per share.
           - A gain on the sale of the company's Grand Teton Lodge resort subsidiary that increased earnings by $27 million before tax, $17 million after tax, 8 cents per share.

      1998 - A net investment gain, primarily from the conveyance of American
             Commercial Lines LLC, the company's wholly owned barge subsidiary, to a joint venture. The gain increased earnings by $154 million before tax, $90 million after tax, 42 cents per share.
           - A restructuring credit to reverse certain separation and labor protection reserves established by the company's rail unit as part of a 1995 restructuring charge. The restructuring credit increased earnings by $30 million before tax, $19 million after tax, 9 cents per share.

/(a)/ Employee counts are based on annual averages.

[PHOTO]

CHAIRMAN'S MESSAGE

     2000 marked a turning point for our company. Important actions taken this past year have prepared us to start realizing the substantial benefits of a series of long-term strategic decisions and investments. We have reshaped the company and built a strong, rail-based platform for sustainable earnings growth. A new, more productive CSX is now ready to seize opportunities, compete aggressively and consistently increase shareholder value.

     Our decision to acquire a large portion of the former Conrail operations in 1997 significantly strengthened the CSX rail franchise. We view this investment from a long-term perspective and remain convinced that it will produce very gratifying returns for shareholders. Weaving Conrail into our existing network and meshing different operating philosophies and cultures has been hard work and, frankly, taken longer than expected. But that hard work has been done over the past 18 months, and we are just now beginning to seize the inherent market opportunities and capture the sizable synergies.

     Getting to this point has not been easy for the company and our shareholders. Earnings have fallen for several years as we dealt with a wide range of issues resulting from the far-reaching steps being taken. In the first half of 2000, we passed through what I believe was a trough, or low point, in earnings. Managing through the complexities of the difficult Conrail transaction and the associated operating problems were the major obstacles to overcome and put behind us. Some start-up issues at CSX Lines, soaring fuel costs, uncertain markets and management issues also affected financial results. By year end, however, a revitalized CSX was operating very much on track and delivering a level of performance that was most encouraging.

     During this very challenging year, CSX Corporation has become a clearly focused railroad company. Railroading has always been our core business; now it is overwhelmingly dominant. Going forward, the railroad should account for approximately 90% of our total revenues and earnings. We are no longer constrained by the capital requirements of the international container shipping business.

     Today CSX is not only stronger and better positioned, but we have developed a harder, more competitive edge. Our company is "Back to Basics," focused on railroad operating fundamentals and driving to improve service sharply. Our customers are starting to see the difference, are recognizing that integration problems are behind us, and they are telling us that we will get more of their business as we continue to improve. Historically, rail rates have fallen 50% in real terms since 1980, but we have learned that we can raise rates as our service ratchets up. Internally, we are looking at costs through a more finely ground lens and finding ways to run much leaner. We have a dynamic, talented and very closely aligned railroad management team that knows the network intimately, understands customer requirements and shares a common vision for success. Our 36,000 employees have always been the best in the railroad industry.

     Larger trends also favor our company. Our nation's rail network remains the most efficient means for transporting large volumes of the commodities and manufactured goods that form the backbone of our economy. We are a big part of that. The CSX rail infrastructure - the 23,000 miles of track and owned rights of way, terminals, locomotives and rolling stock - is an extremely valuable and vital legacy. Railroading is fundamentally safer, much more economical for customers and much more environmentally friendly than our major competitor, the trucking industry. And we have the incentive to grow and prosper -- the Staggers Act, which largely deregulated our industry in 1980, remains in place despite ill-conceived re-regulation challenges that have emerged from some quarters.

     The U.S. freight railroad network is the envy of other industrialized countries. Major sectors - coal, autos, agriculture, chemicals, steel, minerals, waste products, lumber and paper, and manufactured goods -- depend heavily on us. Our intermodal services link major American markets to global trade and support the fast growing small package business. Through these challenging times, CSX has strengthened its market position and expanded its network substantially, emerging as the largest railroad in the eastern half of the nation, connecting virtually all major markets and carrying more freight to a wider range of customers than ever before.

     Here in 2001, I feel very positive about our railroad, the way it is performing, and the drive throughout the organization to improve in all areas.The hardest times are now behind us and a foundation for a sustained earnings turnaround is in place. We are seeing clear signs of that already this year. Barring a deep and prolonged slump in the economy, this will be the year we demonstrate that we can build upon the improvements achieved in the latter half of 2000 and should mark the beginning of an extended period of growth and prosperity.


The Year in Review


     2000 net income from continuing operations was $186 million, or 88 cents per share, compared to 32 million, or 15 cents per share, in 1999. Results for 1999 include a number of one-time adjustments. 2000 results were below our expectations and are not indicative of the earning power of our company. Cash flow was positive, and shareholders received the regular annual dividend of $1.20 per share in 2000.

     Despite a strong economy, the railroad struggled in the early part of the year. We were not able to recover from the after-effects of Hurricane Floyd in 1999, and our network was choked and coping poorly with winter conditions. Troubled by these developments, dissatisfied with measures being taken as well as the pace of improvement, and seeing a sharp decline in service and earnings, railroad senior management was changed. In April, I assumed duties as railroad Chief Executive Officer and named Michael J. Ward and P. Michael Giftos, both seasoned executives with a thorough knowledge of our network and its complexities, to head operations and commercial activities. This was immediately followed by a series of other top level organizational changes.

     The new team responded. Focus was immediately placed on the fundamentals of basic, day-to-day railroading. Core issues and problems were uncovered quickly, analyzed and solutions developed for restoring network fluidity. This "Back to Basics," or "Railroading 101," operating philosophy was promulgated throughout the organization with great vigor. A series of 14 critical operating metrics were defined, including safety standards, train velocity, cars-on-line, terminal dwell times, locomotive productivity and on-time performance. Each of these measures was given a clear, 90-day target for improvement. Performance against these targets was measured on a daily basis and communicated immediately throughout the organization. Progress was reported to regulatory agencies, and our customers were kept closely informed about the priority being placed on delivering appropriate levels of service.

     Good results ensued. The network quickly became more fluid and efficiency increased. Morale improved -hard working railroad people take it personally when things are going wrong, especially when their long hours in the field are frustrated by factors outside their control. As standards were raised and new metrics established, customers began to respond favorably to better service. Volumes increased and in the second half of 2000 we were able to implement selective rate increases and fuel surcharges to partially offset the sudden and very sharp spike in diesel fuel costs.

     Reflecting operating progress and better service to customers, earnings consistently improved during the second half of the year. Fourth quarter rail and intermodal operating income accounted for $205 million of the year's $713 million total. This result, while still well below our potential and near-term goals, was encouraging, particularly in light of soaring fuel costs and the sudden, unforeseen dip in the economy. In fact, the usual fall peak - or surge in traffic reflecting harvest volumes and unusually high demand in other markets
- never materialized in 2000.

     By the end of the year, the network was operating at peak efficiency levels. In recognition of this impressive performance turnaround and sustained, quantifiable improvement, Michael Ward was named President of CSX Transportation in December. Mike Giftos, who has revitalized our marketing and sales organizations, continues to work closely with him as Executive Vice President and Chief Commercial Officer. Both of these highly capable leaders are now backed by a strong team of operating, marketing and financial executives, who share a common vision and understand the railroad property, customer requirements and need to conserve capital and reduce costs in this important stage of our company's development. We also have strong leadership at our key units - CSX Lines, CSX World Terminals and The Greenbrier. Supported by a dedicated and talented corporate staff led by Paul R. Goodwin, Chief Financial Officer; Mark G. Aron, Executive Vice President for Law and Public Affairs; and Andrew B. Fogarty, who oversees human resources, audit and administration, CSX is in very capable hands. Importantly, I would like to pay special tribute to Vice chairman A.R.

"Pete" Carpenter, who led CSX Transportation in its great years in the 1990s and retired in January 2001 after 38 years of illustrious service.

     Late in 1999, we completed the sale of our international container shipping business, eliminating our exposure in this business which, while fast growing, continues to suffer from chronic supply/demand imbalances and cutthroat competition. Anticipated capital requirements were formidable in this business. Remaining with CSX after the Sea-Land sale are two related but very different business units, CSX World Terminals and CSX Lines.

     Both companies were launched as independent entities in 2000. CSX World Terminals, which operates major container handling terminals in China and other overseas locations, had an excellent year, exceeding earnings projections and producing returns well in excess of its cost of capital. World Terminals is fast building a global reputation as a highly efficient, innovative operator, and we plan to invest in this business very selectively, focusing on areas where container throughput growth rates should exceed industry norms.

     CSX Lines, which carries containers from the east and west coasts of the U.S. to domestic markets - Alaska, Hawaii/Guam and Puerto Rico - is protected by the Jones Act, which limits these trades to U.S. companies deploying American-built ships and crews. As such, it is not exposed to conditions prevailing in the international arena. CSX Lines struggled with higher than usual costs in its start-up year. From the commercial standpoint, a poor economy in Puerto Rico and over-capacity in this trade offset otherwise good performance in Alaska and Hawaii/Guam, where the company has relatively much stronger market positions. The company is working hard to reduce its cost base and is exploring service options in Puerto Rico. Results for 2001 should be much improved.

     With some regret, we made the decision to sell CTI Logistx in September 2000 for $650 million to a large Dutch-based logistics organization, TNT Post Group N.V. CTI, an extremely well managed company, had prospered under the CSX umbrella and emerged as an undisputed leader in its field. Given our rail-based strategic direction and the significant premium offered for the company, however, we believe shareholder interests were best served by this sale.

     The Greenbrier, America's premier resort, benefited from a strong economy and enjoyed a record year in both room occupancy and earnings. It stands as a source of pride for our company and represents a commitment to the highest standards of excellence, much appreciated by our business friends, shareholders and tens of thousands of annual guests.


The Year Ahead


     All of our business units are poised to improve earnings in 2001. Railroad performance, of course, will be critical, driving our cash flow and shareholder value. The state of the economy is an important issue and will have a significant influence on our financial results. As of this writing, a clear picture of how the economic scenario will unfold is difficult to determine. We are reasonably sure that the first and second quarters will show a sharp year to year decline in industrial output and other leading indicators. Beyond that, the outlook is unclear. We are encouraged, however, by a growing body of opinion that projects recovery in the second half of the year.

     While affected by cyclical factors, our railroad has some insulation and may be less vulnerable to a downturn than might appear at first glance. For the first time in several years, coal demand is relatively strong as utilities need to replenish stockpiles following prolonged, cold winter weather. Coal is the single largest commodity we carry, and our unit train service has been exceptionally good so far this year, providing a boost to earnings. Even more heartening is the longer-term coal outlook. Coal-fired utility plants provide 56 percent of the nation's electricity and represent a clear bargain for consumers when compared to oil or natural gas. Today, readily available and plentiful coal can be burned cleanly, and we believe that utility planners and enlightened public officials will support its continued usage as our primary source of electric generation.

     The lights will stay on, and it is also worth noting that a faltering economy has a less than pronounced impact on some other key commodities we carry. The harvests will come in and feed lots we serve in the Southeast will keep producing chickens, turkeys and hogs. Urban solid waste has become more important for us, and road-building materials will continue to move. We should also be able to increase our share of the highly service-sensitive intermodal business this year. But we are facing a sharp downturn in the auto industry, which has enjoyed two years of record production and unit sales. Chemicals, steel, forest and paper products are also key commodities for us, and here, too, the outlook is not good.

     Total capital expenditures will be $885 million this year, with $800 million allocated to the railroad, primarily for track and infrastructure. We also have a comprehensive set of contingency plans in place to keep the network and our assets in line with emerging demand and are curbing expenses in all areas. While outside of our control and not factored in our budget, a reduction in the average price of fuel to 1999 levels would be a major plus, lowering our costs by more than $200 million.

     I would like to note, however, that the high fuel prices we have been experiencing could have longer term implications that benefit our company. Broader recognition of the vital role played by coal to generate electric power is a gratifying development. I am hopeful that policy makers and energy planners will more carefully consider the benefits of increased coal usage going forward.

     However the economy turns out in 2001, we are prepared to compete vigorously. In past years, poor rail service has conceded too much business to the far more costly and less fuel efficient trucking industry, which now has more than ten times the freight revenues of the railroad industry. Better, more consistently reliable service will put some of this business back on to the rails where it belongs. Customers are fully prepared to make this switch to realize the substantial savings offered by rail transportation as our industry continues to improve its service reliability.

     We look forward to working with the new Administration that took office in January. The Bush Administration's efforts to lower taxes, address tort reform and develop a sound national energy policy are strongly supported by CSX. At the Department of Transportation, Secretary Norm Mineta brings a wealth of knowledge and experience to the important issues facing us. In early 2000, the Surface Transportation Board showed courage and foresight in delaying the proposed 2000 merger of the Burlington Northern Santa Fe and Canadian National railroads, giving our industry the breathing room we needed to effectively implement the series of railroad mergers undertaken in the latter part of the last decade. We are hopeful that current STB deliberations on rulemakings dealing with future mergers will give full weight to railroad requirements in determining the public interest. And we will continue to work hard with Republican and Democratic leadership in the Congress to thwart self-serving efforts by industry opponents to re-regulate railroads, which would cripple our ability to produce satisfactory returns and reinvest in our infrastructure.

[PICTURE]

     Much is owed to many people who have carried us through the difficulties of the past several years and give us reason now to look to the future with optimism. I want to especially thank our thousands of customers, large and small, for supporting CSX during a difficult transaction. The CSX Board of Directors has been a source of great strength, providing management with wise counsel and guidance on complex issues. Most importantly, I commend our managers and employees who have worked extremely hard and are dedicated to achieving ambitious goals. They are truly the best. In closing, I want to express my deep appreciation to our shareholders and many friends in the communities we serve for your ongoing support.

/s/ John W. Snow
----------------
John W. Snow
Chairman and Chief Executive Officer

[PICTURE]

2000 proved to be a pivotal year for CSX Transportation

     Having completed the operational integration of acquired Conrail lines in 1999, the company focused on dramatically improving service reliability on the largest railroad in the eastern half of the United States: a 23,000 route-mile network with more than 3,500 locomotives and 98,000 freight cars. The expanded railroad, which serves every major market east of the Mississippi River and more ports than any other railroad in the country, has an excellent opportunity to grow in coming years by fully meeting the emerging needs of our customers.

     The overriding goal in 2000 was to strengthen the foundation for achieving the benefits promised by the Conrail acquisition - cost synergies and revenue growth-and enhancing service to customers.

     Under the leadership of Michael J. Ward, named President of CSX Transportation in 2000, CSX sharply focused the entire organization on accelerating the pace of operational improvements to make CSXT the safest railroad possible and deliver the level of service customers want and need.

     The railroad adopted a "Back to Basics" approach to running the business, dubbed "Railroading 101," which emphasized an intense focus on 14 key safety/service performance measures. Here are some important examples:

 .    Federal Railroad Administration (FRA) Personal Injuries: a measurement of
     FRA-reportable injuries for all crafts.

 .    FRA Derailments: a measurement of FRA-reportable train accidents.

 .    Cars-on-Line: measuring cars registered in the Association of American
     Railroads database, which provides a tool for both internal and external agencies to gauge the railroad's fluidity.

 .    Velocity-All Trains: measuring the miles between scheduled terminals for each train, divided by hours between departure and arrival of that train at the terminals. This gauges the railroad's efficiency and the impact of trains held out of terminals or stopped on the line of road.

 .    Terminal Dwell Time: a major measurement of terminal performance, tracking the length of time departing cars spend in rail yards since their arrival there.

 .    On-Time Originations (+ 2 hours): Scheduled trains that depart early to two hours late are tracked to determine how well the yard meets its commitment to the schedule, yard fluidity and dock-to-dock effectiveness.

     As in the past, CSX employees throughout the organization - both union and non-union - rose to the challenge and used these measurements as a catalyst for making CSX much more efficient in 2000. Aggressive targets for service improvements, along with specific dates for achieving them, were outlined on an internal "scorecard," and progress was communicated weekly to employees throughout the organization via the company-wide e-mail system.

     As the second quarter closed, CSXT met or exceeded most of the established targets and set new, more challenging targets for each of the categories to prepare the railroad for the fall traffic peak. By year-end, cars-on-line went from 273,500 to 246,700; terminal dwell time from 34.5 hours to an average of less than 30 hours; train velocity increased from 17 m.p.h. to more than 20 m.p.h.; and on-time originations from 50 percent to nearly 75 percent. FRA injuries remained too high, and much more intense focus is being directed on this critical area.

     The railroad is now running at a very high level of efficiency. Most encouraging has been the positive feedback CSXT is receiving from customers. With growing confidence that CSXT is "on track" and that service is better and reliability is increasing, customers are beginning to give CSXT more business - not only freight that was diverted when the railroad experienced service difficulties following the integration, but new business that has never before been carried on CSXT.

     But there is still more to be done to deliver the optimum service customers deserve and, in the process, increase shareholder value. Providing consistent, reliable service while lowering operating costs are central goals for 2001. To achieve them, CSXT is implementing specific action plans to increase productivity, introduce new service initiatives and lower costs through revitalized Performance Improvement Teams and the Six Sigma initiative - a fact-based methodology used by major companies to improve processes and drive out costs. At the same time, the company is concentrating efforts to improve safety by emphasizing training, safety compliance and accident prevention at the local level.

[PICTURES]

[LOGO OF CSX INTERMODAL]       CSX Intermodal is the nation's only
transcontinental intermodal service provider serving every region of the country and offering shippers single line, non-stop services between the Midwest and New York and New England. CSXI also serves more container ports than any railroad - including the West Coast - and offers the industry's fastest and most reliable service between New York and Florida, two of the nation's largest consuming markets.

     In 2000, CSXI completed a $130 million program to nearly double its terminal capacity nationwide and reorganized its network to accelerate growth. Trailer service was reduced in the Southeast and the Northeast to allow increased capacity for domestic and international container business of greater profitability. New terminals in Philadelphia, Chicago, Cleveland and Atlanta also are designed to expedite the movement of freight to maximize equipment and yard utilization, thereby expanding capacity.

     Also in 2000, service performance on intermodal trains improved dramatically as operating procedures were refined to absorb the acquired Conrail territory into the existing CSX network. CSXI expects to accelerate the introduction of new services and product offerings to more fully realize the potential of its expanded network and improved transit consistency. The company plans to expand service from the Midwest to the Mid-Atlantic and from auto parts manufacturers in the upper Midwest to Mexican assembly plants. CSXI also will continue to pursue alliances with other rail carriers to achieve service efficiencies and attract higher margin volumes.

     CSX expects intermodal to remain an expanding segment of its business, and it will continue to implement procedures that increase transit reliability and customer responsiveness.

[LOGO OF CSX LINES]            CSX Lines provides domestic ocean-liner service.
The carrier operates 16 U.S. flag vessels and 27,000 containers along six service routes between the continental United States and Alaska, Guam, Hawaii and Puerto Rico. CSX Lines also operates port terminals in Anchorage, Kodiak, and Dutch Harbor, Alaska; Honolulu, Hawaii; San Juan, Puerto Rico; and Apra, Guam. The company is headquartered in Charlotte, N.C., with 20 offices throughout the continental United States, Alaska, Hawaii, Guam and Puerto Rico.

     CSX Lines faced a number of challenges in its first year, including sharply higher fuel prices and market softness in Puerto Rico, which exacerbated competitive pressures. The company made strategic deployment adjustments throughout the year, including downsizing the five-vessel Puerto Rico deployment to four and adding a third service in the Hawaii trade. In addition, the four-vessel deployment in Puerto Rico was modified in November, resulting in market-share increases. Business environments in Hawaii/Guam and Alaska are considerably more stable than Puerto Rico, and volumes to those locations have been strong throughout the year.

     An important accomplishment in 2000 was the introduction of a number of Internet-based customer-service products, including self-service for booking, tracking and tracing shipments, and for submitting shipping instructions. CSX Lines is the only domestic liner company with comprehensive services in all domestic offshore markets, known as "Jones Act" trades. Its schedule reliability in its first year of operations was the best in the industry.

[LOGO OF CSX WORLD TERMINALS] Headquartered in Charlotte, N.C., CSX World Terminals (CSXWT) consists of 16 business units that form a unique network of marine container terminals and related warehousing, logistics and transportation companies. CSXWT's performance in 2000 exceeded expectations as strong trade growth, efficiency improvements, cost reductions, and successful new business ventures all contributed to the positive results.

     Two new projects highlight CSX World

[PICTURE]

Terminals' successful development efforts in 2000 and provide a platform for increased future earnings. Asia Container Terminals (ACT), a joint venture in which CSX World Terminals Hong Kong is a shareholder and operator, started construction on a new container terminal in Hong Kong, the world's largest container port. ACT expects to begin operations in 2003. In addition, CSX World Terminals formed a joint venture to develop and manage a state-of-the-art container-handling terminal in Punta Caucedo in the Dominican Republic. This facility, which is destined to meet the high-growth demands of the Dominican Republic, will be operational by mid-2002.

     Two new businesses that leveraged the company's core competencies started in 2000 and contributed to both revenue and operating income. CSX World Crane Services provides a full scope of crane maintenance and specialized engineering services. Terminal Management Resources delivers terminal operations, as well as civil and industrial engineering solutions. Both units expect to increase CSX World Terminals' market presence and profitability.

     The outlook for the container terminal business is positive, as forecasted global container throughput growth exceeds 8 percent per year. Many of the rapidly growing regions have annual growth rates in excess of 10 percent. The container-terminal industry remains fragmented with no single operator holding more than a 9 percent market share. These market fundamentals create an excellent opportunity for the expansion of CSX World Terminals' core business in terminal development operations and management as well as the expansion of additional ancillary business opportunities in logistics and advanced terminal automation technology systems.

     CSX World Terminals is well positioned to capitalize on these opportunities and continue to grow. The company earned more than its cost of capital in 2000, and is expected to do so in 2001.

[LOGO OF THE GREENBRIER]   CSX's non-transportation holdings include The
Greenbrier resort in White Sulphur Springs, W. Va., one of the world's premier destination resorts. During 2000, the famed resort achieved record guest days and earnings, with more than 90,000 guests from around the globe enjoying its accommodations, activities and amenities. The resort remains the preferred destination for business meetings and conferences, hosting such prestigious groups as The Business Council and The Council of Insurance Agents & Brokers.

     The Greenbrier received the coveted AAA Five-Diamond Award for the 25th consecutive year as well as earning awards for every facet of its operation. A major expansion -The Greenbrier Spa - is scheduled to open in 2001. In addition, the resort initiated a joint venture real estate development, The Greenbrier Sporting Club, with Dolan, Pollak and Schram, LLC, which is projected to develop 500 home sites and private club amenities on the property over the next five years.

Safety, Environmental & Public Policy
================================================================================

SAFETY

     Safety and environmental stewardship go hand-in-hand at CSX. The company strongly believes it has a responsibility to protect its employees and the communities in which it operates.

     Safe operations are emphasized through hands-on training programs. All new hires receive this training and take part in further sessions on an annual basis. Training is supplemented with a committee structure providing forums for representatives from management and labor to examine compliance with regulations, and to discuss problems and solutions.

     CSXT maintains conductor training schools in Cleveland, Atlanta and Cincinnati. Conductors receive one week of course work followed by 12 weeks of field training. Before being hired by CSXT, prospective candidates attend railroad conductor training (a five week program) offered by several colleges. CSXT also conducts locomotive engineer training at Cumberland, Md., which involves 26 weeks of intensive classroom and field training.

     In addition, CSXT participates in a partnership with the Brotherhood of Locomotive Engineers and United Transportation Union to ensure safe switching operations. Following a cooperative analysis of fatalities in the rail industry, the Federal Railroad Administration (FRA) and labor developed a plan for awareness and prevention that CSXT quickly implemented. Managers and labor participated in educational meetings and training sessions to complete the Switching Operations Fatality Analysis program.

     The result of all this: a reduction in FRA-reportable injuries by 63 percent since 1989, and a reduction in FRA-reportable train accidents by nearly 39 percent during the same period. The company's goal is zero injuries and accidents.


Environmental Stewardship/Hazardous Materials Safety

     CSXT's emphasis on environmental protection is demonstrated by actions to promote environmental compliance, recycle where possible, and to improve hazardous materials handling and emergency response procedures. In 2000, the rail company:

  . Conducted an Environmental Certification Program for more than 14,000 employees and a Mechanical Shop Certification Program for 47 shops;

  .  Recycled 2.4 million gallons of used oil and 490,000 pounds of batteries;

  . Conducted 22 crisis simulation drills involving 940 participants from local, state and federal agencies;

  . Distributed 780 Community Awareness Planning Guides to local emergency planning committees in the 23 states in which CSXT operates;

  .  Conducted 114 hazmat compliance inspections at rail yards and facilities.


     In addition, CSXT continues to be a partner in the American Chemistry Council Responsible Care(R) Program, which focuses on continuous improvement in the safe handling and transport of chemicals.


CSX Intermodal

     CSXI upholds the industry standard in the safe transportation of hazardous materials. Even with hazardous materials customer growth in the year 2000, as well as increased business from the Conrail acquisition, CSXI is maintaining its less-than-one-percent accident/release ratio of such shipments. CSXI's training program has grown to include Risk Management and Safety (RM&S) Regional Field Managers. This affords a more watchful eye over CSXI facilities to address hazardous materials incidents efficiently. The year 2000 saw a reduction in the number of such incidents, which can be attributed to the working relationship between CSXI's RM&S Regional Managers and the Federal Railroad Administration.

     To enhance safety performance in operations, CSXI has implemented an incentive program that rewards the safe practices of field personnel. In 2000, CSXI awarded $328,000 to field personnel. More than 97 percent of the CSXI workforce is injury-free.

CSX Lines and CSX World Terminals

     CSX Lines and CSX World Terminals are recognized within their industries as the benchmarks for commitment to safety and environmental compliance. In 2000, CSX World Terminals consolidated its safety programs to introduce consistency in process and reporting activities, which resulted in a 40 percent reduction in safety claims during the second half of the year.

     CSX Lines' safety programs contributed to overall injury rate improvement of 18 percent in 2000, and the shipboard injury rate decreased by 28 percent. CSX Lines handles nearly 50,000 shipments of hazardous materials a year with less than 0.05 percent leading to Department of Transportation-reportable incidents. The carrier also has met compliance requirements of the International Safety Management Code, an international law that sets safety and environmental standards for the operation of ships.


PUBLIC POLICY

Bush Administration

     The election of George W. Bush as the 43rd President of the U.S. should be generally viewed as a positive development for CSX and the rest of the business community. The President's focus on less government regulation, reduced taxes, trade, energy and tort reform is indicative of a more business-friendly Administration. Additionally, the appointment of Norman Mineta as Secretary of Transportation, with his vast knowledge of transportation issues and prior support of the 1980 Staggers Rail Act, which partially deregulated America's railroad industry, should bode well for CSX and the rail industry.

Greater Government Re-regulation Continues to Threaten Rail Industry's Future

     The Staggers Rail Act laid the foundation for a railroad renaissance that has made our nation's rail freight system the envy of the world. As a result, market forces - not the government - now generally set the rates charged customers, thereby giving railroads the opportunity to earn sufficient revenues to improve their market position. Since 1980, rail productivity has nearly tripled, inflation-adjusted rates have been reduced by more than half, and employee safety has improved by two-thirds. Notwithstanding this great American success story, efforts continue in Washington, led by some shippers and other interests, to undo the regulatory balance struck by Congress - a move that could very well cripple America's freight railroads. While CSX does not believe the new Administration would support these efforts, CSX remains extremely concerned by the heightened level of activity in this area, particularly the numerous pieces of legislation that were given some level of consideration during the past year. Any one of these proposals would have drastically affected the business principles by which CSX and the rest of the nation's railroads operate. Re-regulation would increase the government's role in relationships between railroads and their customers. Additionally, proponents of re-regulation seek to force access - in effect mandate that one railroad be granted access onto another rail carrier's privately-owned right of way. Re-regulation would be ill-advised and ill-conceived transportation policy, leaving in its wake a weakened rail industry plagued by reduced investment in track and equipment. It would lead to decreased safety, diminished service, loss of market share to the trucking industry and dismal returns on investment.


Federal Government to Unveil New Merger Rules - Future Consolidation May Prove Increasingly Difficult

     The Surface Transportation Board (STB), the federal agency charged with reviewing and approving rail mergers, remains engaged in a rulemaking process designed to change the standard by which future rail mergers will be judged. In an earlier decision related to the process, the STB emphasized the need for railroads to justify future mergers on the basis of whether a rail merger enhances competition, rather than the existing standard of whether a rail merger harms competition. This major shift in reviewing railroad mergers, if adopted into final rules, would make the process of future railroad consolidation more difficult. CSX, which has been and continues to be an active participant in the process, recognizes that new rules are necessary for the industry to continue to regain the confidence of customers, but believes that the industry should not be judged by rules harsher than those which apply to other industries. The STB plans to issue its final rules by June 11, 2001.

Reforming the Railroad Retirement System Remains a Priority

     Rail labor and management are again joining forces in an attempt to reform the existing railroad retirement system. Specifically, the coalition continues to pursue legislation designed to modernize the financing of the existing railroad retirement system to enhance retirement benefits for railroad employees, retirees and their beneficiaries, while reducing costs for CSX and other railroads. This effort comes on the heels of last year's aggressive yet unsuccessful attempt by rail labor and management to enact legislation to modernize the industry's retirement system. While legislation passed the House of Representatives by a significant margin and had widespread support in the Senate, objections to various provisions in the bill were raised by several key senators. Also contributing to the unsuccessful effort was the fact that the Clinton Administration failed to include the bill on last year's list of must-pass legislation. CSX strongly urges Congress and the new Administration to support reform of the railroad retirement system.

Onerous Deficit Reduction Tax Must Be Repealed

     Originally enacted in 1993, the 4.3 cents-per-gallon fuel tax was levied on highway users, the rail and barge industries, and two years later, the airline industry, to help reduce government budget deficits. However, since 1997, neither the airline nor the trucking industry - the railroads' main competitor - pay a deficit reduction tax, leaving the railroad and barge industries to bear the brunt of this unnecessary tax. This point, combined with the fact that the government now enjoys a growing surplus, cries out for repeal of this onerous tax. CSX will continue to vigorously pursue legislation to repeal the 4.3 cent tax, which would result in significant savings for the company.

Federal Court Decision Continues to Cast Cloud on Coal Industry

     The future of mountaintop mining remains very much at risk as a result of a 1999 federal district court decision declaring mountaintop coal mining in West Virginia - a mining process whereby tops of mountains are cleared - to be in violation of the Federal Clean Water Act. At issue is the disposal of by-products, including rock and other fill material. The decision, if left to stand, would very likely have a negative effect on similar operations in CSX-served states beyond West Virginia, including Ohio and Kentucky. Particularly troublesome is the prospect that an estimated 100,000 jobs could be at risk if this decision remains in effect. An appeal of this decision by a coalition comprised of labor and management representatives from the negatively affected industries, including rail, is pending in the U.S. Fourth Circuit Court in Richmond. CSX will continue to lobby hard for a legislative or administrative resolution to this issue.

Embarking on a New Strategy for Improved Rail Infrastructure

     CSX and other railroads are evaluating potential opportunities to enhance rail capacity through public and private partnerships for funding of rail infrastructure projects such as the construction of new track and signal systems. This strategy could have significant application along heavily traveled rail lines on which both freight and passenger trains operate on the same track, such as the I-95 rail corridor where numerous bottlenecks exist. Upgrading the rail infrastructure along heavily traveled rail corridors would significantly improve the safety, efficiency and reliability of train operations while providing significant environmental and other societal benefits.

Efforts to Reform the Nation's Legal System Continue

     CSX remains committed to modifying the nation's civil justice system, and is encouraged by the Bush Administration's position on the need for tort reform. This is a significant and costly issue for CSX and many other concerned companies, which unsuccessfully sought some form of class action and asbestos litigation reform during the previous administration. CSX will continue to assign tort reform a top priority, actively pursuing legislation at both the federal and state levels.

FINANCIAL INFORMATION

Financial Policy..........................................................      14

Management's Discussion and Analysis of
Financial Condition and Results of Operations.............................      15

Consolidated Statement of Earnings........................................      28

Consolidated Statement of Cash Flows......................................      29

Consolidated Statement of Financial Position..............................      30

Consolidated Statement of Changes in Shareholders' Equity.................      31

Notes to Consolidated Financial Statements................................      32

Report of Ernst & Young LLP, Independent Auditors.........................      48

FINANCIAL POLICY
--------------------------------------------------------------------------------

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

   Our key objective is to increase shareholder value by improving the return on invested capital and maximizing free cash flow. To achieve these goals, managers use the following guidelines in conducting the financial activities of the company:

 . Capital -- CSX business units are expected to earn returns in excess of the CSX cost of capital. Business units that do not earn a return above the CSX cost of capital and do not generate an adequate level of free cash flow over an appropriate period of time will be evaluated for sale or other disposition.

 . Taxes -- CSX will pursue all available opportunities to pay the lowest federal, state and foreign taxes, consistent with applicable laws and regulations and the company's obligation to carry a fair share of the cost of government. CSX also works through the legislative process for lower tax rates.

 . Debt Ratings -- The company will strive to maintain its investment grade debt ratings, which allow cost-effective access to financial markets. The company will manage its business operations in a manner consistent with meeting this objective, ensuring adequate cash to service its debt and fixed charges.

 . Dividends -- The cash dividend is reviewed regularly in the context of providing the highest value to shareowners. Competitive yield levels, tax efficiency and financial flexibility are the factors balanced in such reviews.

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

   The Audit Committee of the board of directors, composed solely of outside directors, meets periodically with management, internal auditors and the independent auditors to review audit findings, adherence to corporate policies and other financial matters. The firm of Ernst & Young LLP, independent auditors, has been engaged to audit and report on the company's consolidated financial statements. Its audit was conducted in accordance with auditing standards generally accepted in the United States and included a review of internal accounting controls to the extent deemed necessary for the purpose of its report, which appears on page 48.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(All references to earnings per share assume dilution)

Description of Business

  CSX Corporation (CSX), headquartered in Richmond, Va., operates the largest rail network in the eastern United States and also provides intermodal transportation services across the United States and into key markets in Canada and Mexico. CSX's goal, advanced at each of its business units, is to provide efficient, competitive transportation and related services for customers and to deliver superior value to the company's shareholders.

CSX Transportation Inc.

  CSXT is the largest rail network in the eastern United States, providing rail freight transportation over a network of more than 23,400 route miles in 23 states, the District of Columbia and two Canadian provinces. Headquartered in Jacksonville, Fla., CSXT accounted for 74% of CSX's operating revenue and 76% of operating income in 2000.

CSX Intermodal Inc.

  CSXI is the nation's only transcontinental intermodal transportation service provider, operating a network of dedicated intermodal facilities across North America. The CSXI network runs approximately 500 dedicated trains between its 49 terminals every week. CSXI accounted for 14% of CSX's operating revenue and 12% of operating income in 2000. Its headquarters are located in Jacksonville, Fla.

CSX Lines LLC

  CSX Lines was formed in 1999 to operate the domestic liner business of Sea-Land Service Inc. (Sea-Land), consisting of a fleet of 16 vessels and 27,000 containers serving the trade between ports on the United States mainland and Alaska, Guam, Hawaii and Puerto Rico. The domestic container-shipping business was retained by CSX when Sea-Land's international container-shipping operations were sold to A.P. Moller-Maersk Line (Maersk) in December 1999. CSX Lines accounted for 8% of CSX's operating revenues and broke even on operating income in 2000. CSX Lines is headquartered in Charlotte, N.C.

CSX World Terminals LLC

  CSX World Terminals, formed in 1999, operates container-freight terminal facilities at 12 locations in Hong Kong, China, Australia, Europe, Russia and the Dominican Republic. These operations, located in areas expected to benefit from the continuing growth in world trade, also were retained by CSX when Sea-Land's international liner business was sold to Maersk. CSX World Terminals accounted for 4% of CSX's operating revenues and 9% of operating income in 2000. CSX World Terminals is headquartered in Charlotte, N.C.

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

Results of Operations
--------------------------------------------------------------------------------
Net Earnings
(Millions of Dollars, Except Per Share Amounts)

                                                        2000                        1999                            1998
                                                 -------------------------------------------------------------------------------
                                                                Per                          Per                          Per
Description (all amounts after tax)              Amount        Share        Amount          Share            Amount      Share
--------------------------------------------------------------------------------------------------------------------------------
Net Earnings Before Non-recurring Items          $  186       $ 0.88         $  320        $   1.50         $  411       $ 1.92
Loss on Sale, Net of Depreciation Benefit            --           --           (271)          (1.27)            --           --
Workforce Reduction Program                          --           --            (34)           (.16)            --           --
Net Investment Gain                                  --           --             17             .08             90          .42
Restructuring Credit                                 --           --             --              --             19          .09
Cumulative Effect of Accounting Change               --           --            (49)           (.23)            --           --
Discontinued Operations                             379         1.79             19             .09             17          .08
--------------------------------------------------------------------------------------------------------------------------------
Net Earnings as Reported                         $  565       $ 2.67         $    2        $    .01         $  537       $ 2.51

       AVERAGE RETURN ON ASSETS                   AVERAGE RETURN ON EQUITY
       (percent)                                  (percent)

       '96     5.9                                '96       18.9
       '97     4.3                                '97       15.2
       '98     2.7                                '98        9.2
       '99       -                                '99          -
       '00     2.7                                '00        9.6



                                                                           2000
                                  -------------------------------------------------------------------------------------------------
Operating Income                       Surface Transportation                     Marine Services
 (Millions of Dollars)            -------------------------------------------------------------------------------------------------
                                                                       Container  International                 Elim./
                                    Rail     Intermodal     Total      Shipping   Terminals/(a)/   Total        Other     Total
 ----------------------------------------------------------------------------------------------------------------------------------
 Operating Revenue                $  6,075   $   1,168   $    7,243   $      666    $      305     $    971    $  (23)  $   8,191
                                  -------------------------------------------------------------------------------------------------
 Operating Expense
     Labor and Fringe Benefits       2,498          67        2,565          212            71          283        10       2,858
  Materials, Supplies and Other      1,380         193        1,573          222           106          328         8       1,909
  Conrail Operating Fee,
    Rent and Services                  377          --          377           --            --           --        --         377
  Building and Equipment Rent          519         131          650           45            10           55        --         705
  Inland Transportation               (387)        648          261           95            21          116       (19)        358
  Depreciation                         496          29          525           20             7           27        --         552
  Fuel                                 577           2          579           72            --           72        --         651
  Miscellaneous/(a)/                    --          --           --           --            19           19       (43)        (24)
  Loss on Sale                          --          --           --           --            --           --        --          --
  Workforce Reduction Program           --          --           --           --            --           --        --          --
  Restructuring Credit                  --          --           --           --            --           --        --          --
                                  -------------------------------------------------------------------------------------------------
    Total Expense                 $  5,460   $   1,070   $    6,530   $      666     $     234     $    900    $  (44)  $   7,386
                                  -------------------------------------------------------------------------------------------------
 Operating Income (Loss)          $    615   $      98   $      713           --     $      71     $     71    $   21   $     805
                                  -------------------------------------------------------------------------------------------------
 Operating Income (Loss)
  as Adjusted/(c)/                $    615   $      98   $      713           --     $      71     $     71    $   21   $     805
                                  -------------------------------------------------------------------------------------------------
 Operating Ratio                      89.9%       91.6%        90.2%       100.0%         76.7%        92.7%
                                  -------------------------------------------------------------------------------------------------
 Operating Ratio as Adjusted(c)       89.9%       91.6%        90.2%       100.0%         76.7%        92.7%
                                  -------------------------------------------------------------------------------------------------
 Average Employment                 35,496       1,230       36,726        1,618         1,240        2,858
                                  -------------------------------------------------------------------------------------------------
 Property Additions               $    822   $      18   $      840   $       16     $       8     $     24
 ----------------------------------------------------------------------------------------------------------------------------------

(a) Marine Services includes minority interest expense which is reclassified to other income in eliminations and other. Marine services 1999 and 1998 operating expenses have been restated to conform to 2000 presentation.

(b) On June 30, 1998, CSX conveyed its wholly owned barge subsidiary to a joint venture in which it holds a 32% common ownership interest. Due to the reduction in ownership percentage, CSX has accounted for its investment in the barge company under the equity method retroactive to the beginning of fiscal year 1998.

(c) Excludes loss on international container-shipping asset sale (net of depreciation benefit) and surface transportation workforce reduction program in 1999. Excludes rail restructuring credit in 1998.
--------------------------------------------------------------------------------
16

2000 vs. 1999.

  CSX follows a 52/53-week fiscal calendar. Fiscal year 2000 consisted of 52 weeks compared with 53 weeks in fiscal 1999. The company reported net earnings for 2000 of $565 million, $2.67 per share. Earnings for the prior year were $2 million, $.01 per share. Net earnings include the results of the Company's wholly-owned logistics subsidiary, CTI Logistx, Inc. which was sold on September 22, 2000 for $650 million and resulted in a gain of $570 million before tax, $365 million after tax, $1.73 per share in 2000. CTI Logistx, Inc. also contributed $14 million, $.06 per share from its discontinued operations in 2000 compared to $19 million, $.09 per share in 1999. Operating revenues, expenses and income for all periods have been restated to reflect the logistics segment as a discontinued operation. Operating income for 2000 totaled $805 million, compared with $573 million in 1999. Operating revenue of $8.2 billion was 21% lower and operating expense of $7.4 billion was 25% lower than the prior year primarily because 1999 included 11.5 months of revenues and expenses from the Company's international container-shipping operations which were sold in December 1999. The reductions in revenue and expense levels were offset by the effects of the expansion of the company's rail and intermodal businesses in June 1999 with the integration of Conrail lines in the Northeast and Midwest.

  Financial results for 1999 included several significant non-recurring items. The 1999 results included a loss on the sale of assets comprising the company's international container-shipping business, a charge to recognize the cost of a workforce reduction program at the rail and intermodal units, a gain on the sale of the company's Grand Teton Lodge resort subsidiary, and an adjustment to record the cumulative effect of adopting a new accounting rule related to workers' compensation second injury funds. These non-recurring items are discussed in greater detail in other sections of Management's Discussion and Analysis, and their effect on the company's net earnings and earnings per share is outlined in the "Net Earnings" table on page 16. Net earnings from continuing operations were $186 million, $.88 per share in 2000 vs. net earnings, exclusive of the above mentioned special items of $320 million, $1.50 per share, in 1999. Operating income totaled $805 million for 2000, vs. $988 million exclusive of the above mentioned special items in 1999.

                            1999                                                               1998
-----------------------------------------------------------------------------------------------------------------------------------
    Surface Transportation                                            Surface Transportation
-----------------------------                                     ------------------------------

            Inter-                 Marine     Elim./                          Inter-                  Marine       Elim./
  Rail      modal      Total   Services/(a)/  Other      Total      Rail      modal      Total    Services/(a)/ Other/(b)/  Total
-----------------------------------------------------------------------------------------------------------------------------------
$  5,623   $   959   $  6,582     $ 3,809    $ (16)    $ 10,375   $   4,956   $  648   $   5,604    $  3,916      $ (30)   $ 9,490
-----------------------------------------------------------------------------------------------------------------------------------
   2,244        64      2,308         983       --        3,291       1,974       50       2,024         959         --      2,983
   1,279       150      1,429       1,217        5        2,651       1,057      117       1,174       1,285         --      2,459

     280        --        280          --       --          280          --       --          --          --         --         --
     496       123        619         546       --        1,165         382       81         463         596         --      1,059
    (285)      513        228         707      (17)         918        (159)     348         189         734        (30)       893
     469        24        493          90       --          583         450       18         468         130         --        598
     317         1        318         154       --          472         251        1         252         141         --        393
      --        --         --          23      (37)         (14)         --       --          --          34        (30)         4
      --        --         --         401       --          401          --       --          --          --         --         --
      53         2         55          --       --           55          --       --          --          --         --         --
      --        --         --          --       --           --         (30)      --         (30)         --         --        (30)
-----------------------------------------------------------------------------------------------------------------------------------
$  4,853   $   877   $  5,730     $ 4,121    $ (49)    $  9,802   $   3,925   $  615   $   4,540    $  3,879      $ (60)   $ 8,359
-----------------------------------------------------------------------------------------------------------------------------------
$    770   $    82   $    852     $  (312)   $  33     $    573   $   1,031   $   33   $   1,064    $     37      $  30    $ 1,131
-----------------------------------------------------------------------------------------------------------------------------------

$    823   $    84   $    907     $    48    $  33     $    988   $   1,001   $   33   $   1,034    $     37      $  30    $ 1,101
-----------------------------------------------------------------------------------------------------------------------------------
    86.3%     91.4%      87.1%      108.2%                             79.2%    94.9%       81.0%       99.1%
-----------------------------------------------------------------------------------------------------------------------------------
    85.4%     91.2%      86.2%       98.7%                             79.8%    94.9%       81.5%       99.1%
-----------------------------------------------------------------------------------------------------------------------------------
  31,952     1,090     33,042       8,923                            28,358      786      29,144       8,690
-----------------------------------------------------------------------------------------------------------------------------------
$  1,298   $    63   $  1,361     $    86                         $   1,212    $  99   $   1,311    $     54
-----------------------------------------------------------------------------------------------------------------------------------

1999 VS. 1998.

  CSX follows a 52/53-week fiscal calendar. Fiscal year 1999 consisted of 53 weeks compared with 52 weeks in fiscal 1998. The company reported net earnings for 1999 of $2 million, 1 cent per share. Net earnings for 1998 were $537 million, $2.51 per share. Net earnings include the results of the Company's wholly-owned logistics subsidiary, CTI Logistx, Inc. which was sold in 2000. Operating revenues, expenses and income for all periods have been restated to reflect the logistics segment as a discontinued operation. Operating income for 1999 totaled $573 million, compared with $1.1 billion in 1998. Operating revenue of $10.4 billion was 9% higher than 1998, while operating expense of $9.8 billion was 17% higher. The higher revenue and expense levels were primarily due to the expansion of the company's rail and intermodal businesses in June 1999 with the integration of Conrail lines in the Northeast and Midwest.

  As noted above, financial results for 1999 included several significant non-recurring items. The 1998 results included a net investment gain, primarily from the conveyance of the company's barge subsidiary to a joint venture, and a restructuring credit at the rail unit. These non-recurring items are discussed in greater detail in other sections of Management's Discussion and Analysis, and their effect on the company's net earnings and earnings per share is outlined in the "Net Earnings" table on page 16. Net earnings exclusive of these items totaled $320 million, $1.50 per share, in 1999 vs. $411 million, $1.92 per share in 1998. Operating income excluding the non-recurring items totaled $988 million for 1999, compared with $1.1 billion for 1998.

  As previously mentioned, the year-over-year increases in operating revenue and expense were due primarily to the June 1999 integration of the company's allocated portion of the Con-rail rail and intermodal operations (see "Investment in and Integrated Rail Operations with Conrail"). Earnings for 1999 were adversely effected by costs related to preparation and start-up of the Conrail integration and significant costs and lost revenue due to network congestion experienced after the integration. The impact of Hurricane Floyd, higher personal injury accruals and higher fuel prices in the second half of the year also decreased earnings. Spending on Year 2000 preparations was lower in 1999 as the company completed key phases of its readiness plan near the end of the third quarter.

Business Segment Results
     Surface Transportation Results
Rail Traffic by Commodity*
                                                                 Carloads                               Revenue
                                                               (Thousands)                       (Millions of Dollars)
                                                       -------------------------------------------------------------------
                                                        2000        1999      1998              2000        1999      1998
--------------------------------------------------------------------------------------------------------------------------
Merchandise
 Phosphates & Fertilizer                                 486         527       539          $    316    $    318  $    304
 Metals                                                  346         319       268               414         367       307
 Food & Consumer Products                                161         150       135               224         184       148
 Paper & Forest Products                                 523         505       457               657         600       508
 Agricultural Products                                   361         326       277               483         442       380
 Chemicals                                               598         545       444               993         913       750
 Minerals                                                439         422       396               398         386       353
 Government                                               11          11         6                28          28        16
                                                       -------------------------------------------------------------------
    Total Merchandise                                  2,925       2,805     2,522             3,513       3,238     2,766
Automotive                                               586         553       412               869         760       540
Coal, Coke & Iron Ore
 Coal                                                  1,660       1,614     1,651             1,546       1,476     1,503
 Coke                                                     46          55        60                47          51        53
 Iron Ore                                                 49          61        50                30          38        27
                                                       -------------------------------------------------------------------
  Total Coal, Coke & Iron Ore                          1,755       1,730     1,761             1,623       1,565     1,583
Other Revenue                                             --          --        --                70          60        67
                                                       -------------------------------------------------------------------
  Total Rail                                           5,266       5,088     4,695          $  6,075    $  5,623  $  4,956
--------------------------------------------------------------------------------------------------------------------------

* Certain amounts have been restated to conform to the 2000 presentation.

2000 vs. 1999

Rail

     CSXT earned $615 million of operating income in 2000 vs. $823 million in 1999, excluding its $53 million portion of the workforce reduction charge in 1999. Operating revenue was 8% higher, at $6.1 billion. Operating expense rose 14% to $5.5 billion, excluding the prior year workforce reduction charge. The 2000 results included twelve months of integrated Conrail operations, distorting comparisons to 1999 results which included only seven months.

     As mentioned above, overall volumes were higher for 2000 as the Conrail integration impacted all of 2000 as compared to seven months of 1999. The increase in revenues and carloads resulting from the full twelve months activity was offset by lower demand in the second half of 2000, when signs of a weakening economy began appearing. The 14% increase in rail operating expense reflects the expense associated with the new Conrail traffic, as well as significant increases in fuel costs and contract labor costs in 2000. In addition, there were higher costs associated with operational initiatives that began in the second quarter of 2000 that accelerated the pace of operational and service recovery and prepared the network for seasonally higher traffic demand typically experienced in the fall. The railroad has seen steady and significant improvement in most operating measures since these initiatives were implemented, but the fall peak did not materialize to levels seen in previous years. Fuel expense was $260 million higher than 1999, $211 million reflecting a 35 cent increase in the average price per gallon for the full year and $49 million as a result of higher fuel consumption with the added Conrail traffic.

Intermodal

     CSXI earned $98 million of operating income in 2000 vs. $84 million in 1999, excluding its $2 million portion of the work-force reduction charge in 1999. The increase was primarily due to the significant growth in intermodal volume attributable to a full year of Conrail operations. Revenue for 2000 totaled $1.2 billion vs. $959 million in the prior year. Operating expense totaled $1.1 billion compared with $875 million in 1999 excluding the $2 million workforce reduction charge.

1999 vs. 1998

Rail

     Excluding its $53 million portion of the workforce reduction charge in 1999 and the $30 million restructuring credit in 1998, CSXT earned $823 million of operating income in 1999 vs. $1.0 billion in 1998. Operating revenue was 13% higher, at $5.6 billion. Operating expense rose 22% to $4.8 billion, excluding the workforce reduction charge. The 1999 results included seven months of integrated Conrail operations, distorting comparisons to 1998.

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

Intermodal

     Excluding its $2 million portion of the workforce reduction charge, CSXI reported 1999 operating income of $84 million, compared with $33 million in 1998. The increase was primarily due to the significant growth in intermodal volume attributable to the new Conrail operations. Strengthening international business and improved rail service in the Western half of the country also benefited 1999. Revenue for 1999 totaled $959 million vs. $648 million in 1998. Operating expense totaled $875 million without the workforce reduc-


FIXED CHARGE COVERAGE

'96           3.9
'97           2.5
'98           1.7
'99           1.1
'00           1.4

RAIL OPERATING REVENUE
(millions of dollars)

'96           $4,909
'97           $4,989
'98           $4,956
'99           $5,623
'00           $6,075

RAIL OPERATING EXPENSE
(millions of dollars)

'96           $3,782
'97           $3,760
'98           $3,925
'99           $4,853
'00           $5,460

 . Restructuring credit in 1998 was $30 million. Workforce reduction charge in 1999 was $53 million.

INTERMODAL OPERATING REVENUE
(millions of dollars)


'96           $  660
'97           $  669
'98           $  648
'99           $  959
'00           $1,168

tion charge, compared with $615 million in 1998. The expanded operations over portions of the former Conrail system accounted for the significant revenue and expense increases in 1999. While CSXI realized margin improvements through economies of scale, rail congestion led to lost revenue as shippers diverted some traffic to trucks.

Marine Services Results

     Following the sale of its international container-shipping liner business in 1999, CSX has redefined the retained portions of its container-shipping business to consist of a Domestic Container Shipping segment and an International Terminals segment. These segments are being managed as separate businesses, and operating results for 2000 are presented separately for each segment. It is not practicable to provide results for these segments for 1999 and 1998. For reporting purposes, these businesses are also viewed in the aggregate as Marine Services. 1999 and 1998 results for the Marine Services grouping include the two retained businesses and the international liner business that was sold. The Domestic Container Shipping unit operates 16 vessels and 27,000 containers along six service routes between the continental United States and Alaska, Guam, Hawaii, and Puerto Rico. The International Terminals unit operates container freight terminals at 12 locations in Hong Kong, China, Australia, Europe, Russia, and the Dominican Republic.

2000 vs. 1999

     Revenue from Marine Services operations totaled $971 million for 2000, vs. $3.8 billion for 1999. Operating expenses totaled $900 million, compared to $3.8 billion in the prior year. Operating income for 2000 was $71 million, compared to $48 million in 1999 before the $360 million one-time net charge related to the sale of the international liner business. The significant declines in revenue, expense and operating income reflect the international liner sale. That transaction also accounted for the improvement in operating ratio as the international business had operated at a low margin prior to the sale.

1999 vs. 1998

     Although the sale of Sea-Land's international liner business to Maersk did not close until mid-December, the unit lost significant business late in the fourth quarter of 1999 as international shippers shifted cargo bookings in anticipation of the transaction. As a result, those operations incurred an operating loss for the quarter that exceeded earnings from the retained domestic shipping and terminal management businesses. Operating results for the first nine months of the year showed marked improvement over 1998 as Pacific container volumes recovered and significant rate increases in the Asia-to-U.S. trade more than offset weakness in the Atlantic and Americas trade lanes. Despite the fourth quarter loss, 1999 operating income of $48 million, excluding a loss on the international liner sale net of a related depreciation benefit, was 30% higher than the $37 million earned in 1998.

     Fiscal 1999 revenue of $3.8 billion was 3% lower than 1998, reflecting the international liner disposition three weeks prior to year end and the pre-closing runoff in shipments. Similarly, operating expense of $3.8 billion, excluding the net loss on sale, was 3% lower than 1998; although higher fuel prices resulted in a 9% increase in fuel expense on consumption levels that were flat year-to-year.

2000 Results

Domestic Container Shipping

     The domestic container shipping unit reported operating revenue of $666 million in its first year of existence as a stand-alone company. However, operating income associated with this revenue was break even in 2000. Traffic demand remained strong in the Alaska and Hawaii-Guam trade lanes, but weakness in the Puerto Rico trade due to competitive pressures and a slower Puerto Rican economy negatively impacted earnings for 2000.

International Terminals

     The international terminals unit reported operating income of $71 million for 2000 on operating revenue of $305 million. International trade remained robust, with ongoing growth in world trade and the continued rebound of Asian economies. In addition to strong container traffic through its Hong Kong terminal, the unit benefited from continued productivity enhancements and improved capacity utilization at that facility.

Liquidity and Capital Resources

Operating Activities

     Cash provided by operations for 2000 totaled $710 million, down $361 million from 1999, due principally to significant changes in the organizational structure of the company, including the sale of the contract logistics segment and the international liner business. Cash provided by operations totaled $1.1 billion and $1.0 billion in 1999 and 1998, respectively.

Investing Activities

     Net cash used by investing activities in 2000 totaled $337 million vs. $582 million in 1999 and $870 million in 1998. Included in the 2000 total is $650 million in net proceeds from the sale of the contract logistics segment. Included in the 1999 total is $751 million in net proceeds from the sale of international container-shipping assets and $49 million from the sale of the Grand Teton Lodge resort. The 1998 total included $628 million from the conveyance of the company's barge subsidiary to a joint venture.

     Property additions totaled $913 million in 2000 and $1.5 billion in 1999 and 1998. The higher levels in 1999 and 1998 are largely due to rail and intermodal spending for locomotives and capital improvements to service the additional traffic resulting from the Conrail integration. Significant projects related to Con-rail included investments in technology, a major upgrade to the B&O line between Chicago and Cleveland, and a new inter-modal terminal in Chicago. Property additions for the coming fiscal year are expected to be under $900 million, reflecting a consistent normal spending level on the combined rail network.


Financing Activities

     Financing activities used net cash of $739 million in 2000 compared with providing $32 million in 1999, and use of $276 million of cash in 1998. In 2000, the proceeds from the Sea-Land and CTI sales were used to pay down debt. In 1998, the barge subsidiary proceeds were initially used to reduce short-term debt, but borrowings were increased over the second half of the year to fund a portion of the capital spending to prepare for the Conrail integration.

     During 2000, CSX issued $400 million of floating rate notes, bearing interest at rates based on LIBOR and having a two-year maturity. These financings were intended to supplement the company's existing commercial paper program. In 1999, CSX issued $400 million of floating rate notes having a one-year maturity which were to supplement the company's commercial paper program and ensure liquidity over year end 1999. In 1998, CSX issued approximately $1 billion of fixed-rate debt, principally to refinance commercial paper borrowings classified as long-term debt in the company's statement of financial position. The placement of this fixed-rate debt allowed the company to take advantage of a favorable interest rate environment to reduce the overall floating-rate exposure in its debt portfolio.

     CSX repaid $751 million of long-term debt in 2000, vs. $126 million in 1999, and $1.1 billion in 1998 (including the commercial paper refinancings). Long-term debt at Dec. 29, 2000, totaled $5.8 billion, down $386 million from year-end 1999, largely reflecting the reclassification of long-term commercial paper to short-term debt. The ratio of debt to total capitalization at the end of 2000 was 50%, compared with 53% at the end of 1999.

     In January 2001, CSX filed an $800 million shelf registration statement with the SEC. The Company's working capital deficit at Dec. 29, 2000 was $1.2 billion. A working capital deficit is not unusual for CSX and does not indicate a lack of liquid-ity. CSX maintains adequate resources to satisfy current liabilities when they come due and has sufficient financial capacity to manage its day-to-day cash requirements.

     Cash dividends paid per common share were $1.20 for 2000, 1999, and 1998. Total cash dividends of $262 million were paid each year in 1999, 1998 and 1997.

Market Risk

     CSX does not currently use derivative financial instruments, although the company may from time to time employ them as part of its risk management program. If used, the objective is to manage specific risks and exposures, not to trade such instruments for profit or loss.

     CSX manages its overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within its debt portfolio over time. At Dec. 29, 2000, CSX had approximately $1.1 billion of floating-rate debt outstanding. A 1% increase in interest rates would increase annual interest expense by approximately $11 million. While the company's container-shipping terminal management subsidiary does business in several foreign countries, a substantial portion of its revenue and expenses are transacted in U.S. dollars. For this reason, CSX does not believe its foreign currency market risk is significant.

Investment In and Integrated Rail Operations with Conrail

Background

     CSX and Norfolk Southern Corporation (Norfolk Southern) completed the acquisition of Conrail Inc. (Conrail) in May 1997. Conrail owns the primary freight railroad system serving the northeastern United States, and its rail network extends into several mid-western states and into Canada. CSX and Norfolk Southern, through a jointly owned acquisition entity, hold economic interests in Conrail of 42% and 58%, respectively, and voting interests of 50% each. CSX and Nor-folk Southern received regulatory approval from the Surface Transportation Board (STB) to exercise joint control over Conrail in


CASH PROVIDED BY OPERATIONS
(millions of dollars)

'96  -  $1,440
'97  -  $1,558
'98  -  $1,000
'99  -  $1,071
'00  -  $  710


PROPERTY ADDITIONS
(millions of dollars)

'96  -  $1,223
'97  -  $1,125
'98  -  $1,479
'99  -  $1,517
'00  -  $  913


PROPERTY ADDITIONS by SEGMENT
(millions of dollars)

Rail - $ 822
Intermodel - $ 18
Domestic Shipping - $ 16
Other - $ 49
International Terminals - $ 8

August 1998 and subsequently began integrated operations over allocated portions of the Conrail lines in June 1999.

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

Accounting and Financial Reporting Effects

  CSX and Norfolk Southern assumed substantially all of Con-rail's customer freight contracts at the June 1999 integration date. CSX's rail and intermodal operating revenue since that date include revenue from traffic previously moving on Conrail. Operating expenses reflect corresponding increases for costs incurred to handle the new traffic and operate the former Con-rail lines. Rail operating expenses after the integration also include an expense category, "Conrail Operating Fee, Rent and Services," which reflects payment to Conrail for the use of right-of-way and equipment, as well as charges for transportation, switching, and terminal services in the shared areas Conrail operates for the joint benefit of CSX and Norfolk Southern. This expense category also includes amortization of the fair value write-up arising from the acquisition of Conrail, as well as CSX's proportionate share of Conrail's net income or loss recognized under the equity method of accounting. Prior to integration, CSX recorded its share of Conrail's net income, less amortization of the fair value write-up, and acquisition and transition expenses, in other income (expense) in the Consolidated Statement of Earnings.

Conrail's Results of Operations
2000 vs. 1999.

  Comparisons of Conrail's operating results for 2000 and 1999 are affected by the significant changes in its business that occurred with the integration with CSX and Norfolk Southern in June 1999. Revenues and expenses for the first five months of 1999 were derived principally from freight linehaul operations over the entire Conrail network. Beginning in June 1999, financial results reflect Conrail's post-integration business, with revenues consisting primarily of operating fees, equipment rents, and shared area usage fees derived from CSX and Norfolk Southern, and expenses consisting of salaries and wages, rents, depreciation, and other costs reflective of the new operations.

  Conrail reported net income of $170 million for 2000, compared with $26 million for 1999. Operating revenues were $985 million for 2000 vs. $2.2 billion for 1999, primarily reflecting the change in operations. As noted above, comparisons reflect five months of freight linehaul operations in 1999 prior to the integration. Conrail's results for 2000 benefited from a non-recurring gain on the sale of property of $61 million, $37 million after-tax. Operating expenses totaled $749 million in 2000 compared to $2.0 billion in 1999. The 1999 operating expenses include net charges of $180 million, $121 million after tax, principally to reflect the method of settlement of certain casualty liabilities based on the agreement between CSX, Norfolk Southern, and Conrail, to adjust certain litigation and environmental reserves related to settlements and completion of site reviews, and to reflect the assumption of a lease obligation by CSX. Conrail's operating expenses also included transition-related costs of $60 million in 1999, principally employee training and technology integration expenses.

1999 vs. 1998.

  Conrail's results of operations for 1999 were significantly impacted by the changes in its business resulting from the integration with CSX and Norfolk Southern. Through May 31, 1999, Conrail's earnings included freight linehaul revenues and related expenses. Effective June 1, 1999, its major sources of revenue were derived from CSX and Norfolk Southern and consist principally of operating fees, equipment rent, and shared area usage fees. The nature of Conrail's operating expenses also has changed to reflect the new operations. As a result, meaningful comparisons of 1999 and 1998 results are difficult.

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

Financial Condition and Liquidity.

  Conrail's operating activities provided cash of $362 million in 2000, compared with $396 million in 1999 and $727 in 1998. The decline in cash provided by operations reflected lower operating income resulting from Conrail's post-integration structure and operations, as well as significant payments of one-time items owed to CSX and Norfolk Southern in the early part of fiscal 2000. The decrease between 1999 and 1998 was principally due to the change in the company's operations. Cash generated from operations is the principal source of liquidity and is primarily used for debt repayments and capital expenditures. Debt repayments totaled $318 million, $112 million and $119 million in 2000, 1999 and 1998, respectively. Capital expenditures were $220 million, $176 million and $537 million in 2000, 1999 and 1998, respectively.

  Conrail's working capital was $85 million at December 29, 2000, compared with a deficit of $194 million at December 31, 1999 and $202 million in 1998. The working capital deficit at December 31, 1999 included slightly more than $300 million in long-term debt maturities, the majority of which was paid in the second quarter of 2000 and required CSX and Norfolk Southern to repay some of their borrowings from Conrail under the related party advance arrangements. Conrail expects to have sufficient cash flow to meet its ongoing obligations.

Divestitures and Joint Venture Investment

Sale of Contract Logistics Segment

  On September 22, 2000, CSX completed the sale of CTI Logistx, Inc., its wholly owned logistics subsidiary, for $650 million. The contract logistics segment is now reported as a discontinued operation, and all prior periods in the statement of earnings have been restated accordingly. Revenues from the contract logistics segment were $335 million, $484 million, and $408 million for 2000, 1999, and 1998, respectively. CSX recorded a gain of $570 million before tax, $365 million after tax, $1.73 per share, on the sale.

Sale of International Container-Shipping Assets

  In December 1999, CSX sold certain assets comprising Sea-Land's international liner business to Maersk . The international liner business operated approximately 75 container vessels and 200,000 containers in worldwide trades and comprised a majority of CSX's container-shipping revenue. In addition to vessels and containers, Maersk acquired certain terminal facilities and various other assets and related liabilities of the international liner business. The operating revenue associated with the assets sold was approximately $2.8 billion in 1999 and $3.0 billion in 1998.

  In accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," CSX classified the international liner assets as "held for sale" in July, 1999 when the agreement with Maersk was signed. The company recorded a $315 million asset impairment charge in the third quarter to adjust the book value of the related property, equipment and other long-lived assets to their fair value less cost to sell. In addition, in accordance with the provisions of Statement No. 121, no depreciation was recorded on these assets after their classification as "held for sale." Based on subsequent accounting for the completed transaction, including adjustments to reflect asset allocations agreed to at closing, the company determined that the loss on sale was approximately $86 million higher than the third quarter charge. The final loss on sale of $401 million, net of a $41 million benefit from the lower depreciation expense, reduced 1999 earnings by $360 million, $271 million after tax, $1.27 per share. The agreement with Maersk provides for a post-closing adjustment to the sales price based on the change in working capital, as defined in the agreement, between June 25, 1999, and December 10, 1999. The loss recorded includes the estimated costs to terminate various contractual obligations of the company. These matters will affect the determination of the final loss on sale. The company has recorded a receivable of approximately $60 million in connection with the post-closing adjustment and this amount is currently in dispute. The matter has been submitted to arbitration. Management is not yet in a position to assess fully the likely outcome of this process but believes it will prevail in the arbitration. Net of purchase price adjustments and cash balances conveyed to Maersk at closing, the company received cash proceeds of $751 million on the sale.

  CSX retained the container-shipping business serving the U.S. domestic trade and part of the company's international terminal operations and manages them separately. Management reporting and performance measures for these businesses have been developed for fiscal year 2000. The company revised its disclosures under FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," for fiscal 2000 to report these as separate business segments; however, it is not practicable to provide comparative segment disclosures for prior years.

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

Other Matters

Workforce Reduction
2000

  In October 2000, the company communicated to employees plans to review functions and staffing levels throughout the non-union workforce at its rail and intermodal units, its corporate headquarters, and its technology subsidiary. The objective of the review is to identify unnecessary or redundant work, or otherwise revise or restructure work in a manner that will allow a meaningful reduction in the workforce. The process will result in involuntary terminations of employees over the next twelve to fourteen months. While the company has established separation benefits to be paid to employees affected by this review, the number of employees to be terminated has not yet been determined. Formal decisions on terminations will be made on a departmental basis. The company anticipates incurring expense for termination benefits. Substantially all termination benefits will be paid from CSX's defined benefit pension plan in the form of a lump-sum payment or an enhancement to employees' normal retirement benefits. This workforce reduction did not have a material effect on the Company's 2000 earnings and is not expected to significantly affect 2001 earnings.

1999

  CSX recorded a charge of $55 million, $34 million after tax, 16 cents per share, in the fourth quarter of 1999 to recognize the cost of a program to reduce the non-union workforce at its rail and intermodal units by approximately 800 positions. A voluntary early retirement program completed in December accounted for approximately 680 of the position reductions, with the remainder achieved through a combination of involuntary terminations and normal attrition. Approximately 75% of the retirements and separations occurred by the end of the year, and the remainder occured over the first half of fiscal year 2000. Early retirement benefits offered under the voluntary program accounted for $24 million of the charge and were paid from CSX's pension and postretirement benefit plans. Separation benefits were paid from cash generated by operations. Approximately half of the separation benefits were paid in 1999 with the remainder paid in 2000.

Federal Railroad Administration Track Audit

  In March 2000, the Federal Railroad Administration (FRA) released a draft report of the results of a two-week audit of track conditions on CSX's rail system. The audit identified track defects on certain portions of the system, the nature of which led the FRA to question the effectiveness of the quality control procedures in CSX's track maintenance and inspection programs. CSX responded to the findings immediately by making necessary track repairs and by restricting train speeds on certain portions of track until repairs could be completed.

  As a result of the audit, CSX and the FRA entered into a Safety Compliance Agreement in April 2000 that includes measures to improve the railroad's track inspection and maintenance processes. Under the agreement, which is effective through May 1, 2001, CSX has increased the frequency of automated track inspections, enhanced management oversight of track inspection and large scale maintenance operations, and implemented a new track inspection procedures manual developed in a joint effort with the FRA and Brotherhood of Maintenance of Way Employees. CSX estimates that it incurred approximately $20 million to $30 million in additional costs during fiscal year 2000 to address the issues raised in the audit and the commitments made in the Safety Compliance Agreement. A portion of these costs were charged to operating expenses in fiscal 2000 and a portion were capital expenditures to be depreciated over the useful life of the related track improvements.

Surface Transportation Board Moratorium on Rail Merger Applications and Proposed New Rules for Rail Mergers

  In March 2000, the Surface Transportation Board (STB) issued a decision establishing a moratorium on rail merger applications for a 15-month time period. The STB's deliberations on this matter were prompted by significant public concerns expressed following the December 1999 announcement by the Burlington Northern Santa Fe (BNSF) and Canadian National (CN) railroads of plans to merge and combine their respective rail systems. The moratorium was instituted to allow the STB time to address the potential downstream effects that a rail merger might have on the railroad industry at the present time, and to consider changes in the rules by which future rail mergers will be evaluated. In October 2000, the STB issued proposed new rules for rail mergers that would require companies to demonstrate how future mergers would enhance competition and make companies more accountable for claimed merger benefits and service. After considering public comments on the proposed new rules, the STB anticipates issuing final rules in June 2001.

Federal Court Decision Affecting Coal Mining Operations

  In October 1999, a federal district court judge ruled that certain mountaintop coal mining practices in West Virginia were in violation of the federal Clean Water Act and the federal Surface Mining and Control Reclamation Act. The decision, which is currently under appeal, could adversely affect CSX's coal traffic and revenues if upheld.

Investment In Yukon Pacific Corporation

  CSX is currently reviewing strategic alternatives with respect to its investment in Yukon Pacific Corporation as part of its ongoing review of core business holdings. Yukon Pacific is a majority-owned subsidiary whose business objective is to promote construction of the Trans-Alaska Gas System to transport natural gas from Alaska's North Slope to the port of Valdez for export principally to Asian markets. As part of the strategic review, management has decided to maintain the investment at its current status.

New Orleans Tank Car Fire Litigation

  In September 1997, a state court jury in New Orleans, Louisiana returned a $2.5 billion punitive damages award against CSX Transportation, Inc. (CSXT), the wholly-owned rail subsidiary of CSX. The award was made in a class-action lawsuit against a group of nine companies based on personal injuries alleged to have arisen from a 1987 fire. The fire was caused by a leaking chemical tank car parked on CSXT tracks and resulted in the 36-hour evacuation of a New Orleans neighborhood. In the same case, the court awarded a group of 20 plaintiffs compensatory damages of approximately $2 million against the defendants, including CSXT, to which the jury assigned 15 percent of the responsibility for the incident. CSXT's liability under that compensatory damages award is not material, and adequate provision has been made for the award.

  In October 1997, the Louisiana Supreme Court set aside the punitive damages judgment, ruling the judgment should not have been entered until all liability issues were resolved. In Feb-ruary 1999, the Louisiana Supreme Court issued a further decision, authorizing and instructing the trial court to enter individual punitive damages judgments in favor of the 20 plaintiffs who had received awards of compensatory damages, in amounts representing an appropriate share of the jury's award. The trial court on April 8, 1999 entered judgment awarding approximately $2 million in compensatory damages and approximately $8.5 million in punitive damages to those 20 plaintiffs. Approximately $6.2 million of the punitive damages awarded were assessed against CSXT. CSXT then filed post-trial motions for a new trial and for judgment notwithstanding the verdict as to the April 8 judgment.

  The new trial motion was denied by the trial court in August 1999. On November 5, 1999, the trial court issued an opinion that granted CSXT's motion for judgment notwithstanding the verdict and effectively reduced the amount of the punitive damages verdict from $2.5 billion to $850 million. CSXT believes that this amount (or any amount of punitive damages) is unwarranted and intends to pursue its full appellate remedies with respect to the 1997 trial as well as the trial judge's decision on the motion for judgment notwithstanding the verdict. The compensatory damages awarded by the jury in the 1997 trial were also substantially reduced by the trial judge. A judgment reflecting the $850 million punitive award has been entered against CSXT. CSXT has obtained and posted an appeal bond in the amount of $895 million, which will allow it to appeal the 1997 compensatory and punitive awards, as reduced by the trial judge.

  A trial for the claims of 20 additional plaintiffs for compensatory damages began on May 24, 1999. In July 1999, the jury in that trial rendered verdicts totaling approximately $330 thousand in favor of eighteen of those twenty plaintiffs. Two plaintiffs received nothing; that is, the jury found that they had not proved any damages. Management believes that this result, while still excessive, supports CSXT's contention that the punitive damages award was unwarranted.

  In 1999, six of the nine defendants in the case reached a tentative settlement with the plaintiffs group. The basis of that settlement is an agreement that all claims for compensatory and punitive damages against the six defendants would be compromised for the sum of $215 million. That settlement was approved by the trial court in early 2000.

  In 2000, the City of New Orleans recently was granted permission by the trial court to assert an amended claim against CSXT, including a newly asserted claim for punitive damages. The City's case was originally filed in 1988, and while based on the 1987 tank car fire, is not considered to be part of the class action.

  Oral argument in the Louisiana Court of Appeal for the Fourth Circuit with regard to CSXT's appeal was held on Janu-ary 12, 2001. A ruling is expected some time this year. Any review beyond that court is by discretionary writ.

  CSXT continues to pursue an aggressive legal strategy. At the present time, management is not in a position to determine whether the resolution of this case will have a material adverse effect on the Company's financial position or results of operations in any future reporting period.

ECT Dispute

  Recently, CSX received a claim amounting to approximately $180 million plus interest from Europe Container Terminals bv (ECT), owner of the Rotterdam Container Terminal previously operated by Sea-Land prior to its sale to Maersk in December 1999. ECT has claimed that the sale of the international liner business to Maersk resulted in a breach of the Sea-Land terminal agreements. ECT has refused to accept containers at the former Sea-Land facility tendered by Maersk and is seeking compensation from CSX relating to the alleged breach. CSX has advised Maersk that CSX holds them responsible for any damages that may arise from this case. Management's initial evaluation of the claim indicates that valid defenses exist, but at this point management cannot estimate what, if any, losses may result from this case.

Environmental Management

  CSX generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to federal, state and local environmental laws and regulations. The company has identified 234 sites at which it is or may be liable for remediation costs associated with alleged contamination or for alleged violations of environmental requirements. Approxi-mately 116 of these sites are or may be subject to remedial action under the federal Superfund statute or similar state statutes. Certain federal legislation imposes joint and several liability for the remediation of identified sites. Consequently, CSX's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

  A liability of $41 million has been accrued for future costs at all sites where the company's obligation is probable and where such costs can be reasonably estimated. However, the ultimate cost could be higher or lower than the amounts currently provided. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties (PRPs), and existing technology, laws and regulations. CSX believes it has made adequate provision for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost-sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of data related to many of the sites, and/or the speculative nature of remediation costs. The majority of the year-end 2000 environmental liability is expected to be paid out over the next five to seven years, funded by cash generated from operations. Total expenditures associated with protecting the environment and remedial environmental cleanup and monitoring efforts amounted to $36 million in 2000, compared with $35 million in 1999 and $34 million in 1998. During 2001, the company expects to incur preventive and remedial environmental expenditures in the range of $35 million to $40 million. Future environmental obligations are not expected to have a material impact on the results of operations or financial position of the company.

Business Outlook for 2001

  The main challenge in 2000 was to turn the railroad's operating performance around - that was accomplished. In 2001, the challenge will be to turn the financial performance of the railroad around. This will be accomplished through continued service improvements, aggressive cost cutting initiatives and taking full advantage of revenue synergy opportunities from the Conrail transaction. Despite an economy that is showing clear signs of at least a short-term slow down, if not a contraction, CSX expects to produce full year earnings that will show an increase from previous years. First quarter will be a difficult challenge. Automotive volumes are dramatically down year over year and other commodity groups such as Phosphates & Fertilizer and Paper & Forest products are also experiencing lower year over year volumes as companies adjust their inventories due to the slowing economy. The coal unit is expected to offset a portion of this reduction in volume. Once these adjustments to inventory levels are completed, CSX is hopeful that the second half of 2001 will produce some year over year increases in rail volumes. On the cost side, the impact of higher fuel costs is expected to have a negative impact on cost comparisons during the first part of the year. Some of the planned productivity improvements, such as locomotive and car utilization and labor productivity, are expected to be realized in the first and second quarter but most of the cost reduction is expected to be realized during the second half of the year.

  CSX World Terminals is expected to produce both earnings and cash flow levels above 2000's results. The company's main terminal in Hong Kong is continuing to produce very strong and stable cash flow. Some of the smaller terminals in China and Ger-many will produce some earnings improvement in 2001 but are not expected to meet their full potential until 2002 and beyond.

  CSX Lines had a very difficult 2000. The company's results were hampered by both start-up issues and ongoing competitive pressures, especially in the Puerto Rico trade-lane. For 2001 the company will benefit from cost cutting initiatives that were implemented in the later part of 2000 and the re-deployment of vessels to more profitable trade lanes.

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

Consolidated Statement of Earnings
--------------------------------------------------------------------------------
(Millions of Dollars, Except Per Share Amounts)


                                                                                         Fiscal Years Ended
                                                                            --------------------------------------------
                                                                            Dec. 29, 2000  Dec. 31, 1999   Dec. 25, 1998
------------------------------------------------------------------------------------------------------------------------
Operating Income
Operating Revenue                                                           $ 8,191        $ 10,375          $ 9,490
Operating Expense                                                             7,386           9,802            8,359
                                                                            ----------------------------------------
Operating Income                                                                805             573            1,131

Other Income And Expense
Other Income                                                                     15              52              119
Interest Expense                                                                543             521              506
                                                                            ----------------------------------------
Earnings
Earnings from Continuing Operations Before Income Taxes                         277             104              744
Income Tax Expense                                                               91              72              224
                                                                            ----------------------------------------
Earnings before Discontinued Operations and
Cumulative Effect of Accounting Change                                          186              32              520
Earnings from Discontinued Operations,Net of tax of $10, $15 and $12             14              19               17
Gain on Sale of Discontinued Operations, Net of Tax of $205                     365              --               --
                                                                            ----------------------------------------
Earnings before Cumulative Effect of Accounting Change                          565              51              537
Cumulative Effect on Prior Years of Accounting Change for
Insurance-related Assessments, Net of Tax of $29                                 --             (49)              --
                                                                            ----------------------------------------
Net Earnings                                                                $   565        $      2          $   537
--------------------------------------------------------------------------------------------------------------------

Per Common Share
Earnings Per Share:
   Before Discontinued Operations and
   Cumulative Effect of Accounting Change                                   $   .88        $    .15          $  2.47
   Earnings from Discontinued Operations                                        .07             .09              .08
   Gain on Sale of Discontinued Operations                                     1.73              --               --
   Cumulative Effect of Accounting Change                                        --            (.23)              --
                                                                            ----------------------------------------
   Including Discontinued Operations and
   Cumulative Effect of Accounting Change                                   $  2.68        $    .01          $  2.55
                                                                            ----------------------------------------
Earnings Per Share, Assuming Dilution:
   Before Discontinued Operations and
   Cumulative Effect of Accounting Change                                   $   .88        $    .15          $  2.43
   Earnings from Discontinued Operations                                        .06             .09              .08
   Gain on Sale of Discontinued Operations                                     1.73              --               --
   Cumulative Effect of Accounting Change                                        --            (.23)              --
                                                                            ----------------------------------------
   Including Discontinued Operations and
   Cumulative Effect of Accounting Change                                   $  2.67        $    .01          $  2.51
                                                                            ----------------------------------------
Average Common Shares Outstanding (Thousands)                               210,942         210,616          210,860
Average Common Shares Outstanding,
Assuming Dilution (Thousands)                                               211,314         212,696          214,196
Cash Dividends Per Common Share                                             $  1.20        $   1.20             1.20
--------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
(Millions of Dollars)

                                                                                                  Fiscal Years Ended
                                                                                ------------------------------------------------
                                                                                Dec. 29, 2000     Dec. 31, 1999    Dec. 25, 1998
--------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net Earnings                                                                      $  565            $      2         $   537
Adjustments to Reconcile Net Earnings to Net Cash Provided
 Cumulative Effect of Accounting Change                                               --                  49              --
 Depreciation                                                                        600                 621             630
 Deferred Income Taxes                                                               152                 (19)            296
 Gain on Sale of Logistics Subsidiary                                               (365)                 --              --
 Loss on Sale of International Container-Shipping Assets                              --                 401              --
 Workforce Reduction Program                                                          --                  55              --
 Net Investment Gains                                                                 --                 (27)           (154)
 Equity in Conrail Earnings - Net                                                     (4)                  2            (141)
 Other Operating Activities                                                          (13)                  8             (78)
 Changes in Operating Assets and Liabilities
  Accounts Receivable                                                                351                (621)             19
  Other Current Assets                                                               (93)                 41             (82)
  Accounts Payable                                                                  (114)                301              55
  Other Current Liabilities                                                         (369)                258             (82)
                                                                                 -------------------------------------------
 Net Cash Provided by Operating Activities                                           710               1,071           1,000
-----------------------------------------------------------------------------------------------------------------------------

Investing Activities
Property Additions                                                                  (913)             (1,517)         (1,479)
Net Proceeds from Divestitures and Sale of Assets                                    650                 751             628
Investment in Conrail                                                                 --                  (2)            (13)
Short-term Investments - Net                                                         (85)                 94               6
Other Investing Activities                                                            11                  92             (12)
                                                                                 -------------------------------------------
 Net Cash Used by Investing Activities                                              (337)               (582)           (870)
------------------------------------------------------------------------------------------------------------------------------

Financing Activities
Short-term Debt - Net                                                               (225)                187              61
Long-term Debt Issued                                                                588                 284           1,153
Long-term Debt Repaid                                                               (751)               (126)         (1,132)
Cash Dividends Paid                                                                 (262)               (262)           (262)
Common Stock Reacquired                                                              (42)                 --            (103)
Other Financing Activities                                                           (47)                (51)              7
                                                                                 -------------------------------------------
  Net Cash Provided (Used) by Financing Activities                                  (739)                 32            (276)
-------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                (366)                521            (146)

Cash, Cash Equivalents And Short-term Investments
Cash and Cash Equivalents at Beginning of Year                                       626                 105             251
                                                                                 -------------------------------------------
Cash and Cash Equivalents at End of Year                                             260                 626             105
Short-term Investments at End of Year                                                424                 348             428
                                                                                 -------------------------------------------
Cash, Cash Equivalents and Short-term Investments at End of Year                  $  684            $    974         $   533
-------------------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information
Interest Paid - Net of Amounts Capitalized                                        $  546            $    523         $   498
Income Taxes Paid                                                                 $   14            $     58         $   154
-------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Financial Position
--------------------------------------------------------------------------------
(Millions of Dollars)



                                                                                   Dec. 29, 2000         Dec. 31, 1999
-------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
 Cash, Cash Equivalents and Short-term Investments                                   $   684                  $   974
 Accounts Receivable                                                                     850                    1,135
 Materials and Supplies                                                                  245                      220
 Deferred Income Taxes                                                                   121                      135
 Other Current Assets                                                                    146                       99
                                                                                   --------------------------------------
  Total Current Assets                                                                 2,046                    2,563
                                                                                   --------------------------------------
Properties                                                                            17,839                   17,526
Accumulated Depreciation                                                              (5,197)                  (5,269)
                                                                                   --------------------------------------
 Properties - Net                                                                     12,642                   12,257
                                                                                   --------------------------------------
Investment in Conrail                                                                  4,668                    4,663
Affiliates and Other Companies                                                           362                      410
Other Long-term Assets                                                                   773                      827
                                                                                   --------------------------------------
  Total Assets                                                                       $20,491                  $20,720
-------------------------------------------------------------------------------------------------------------------------

Liabilities
Current Liabilities
 Accounts Payable                                                                    $ 1,079                  $ 1,197
 Labor and Fringe Benefits Payable                                                       405                      436
 Casualty, Environmental and Other Reserves                                              246                      271
 Current Maturities of Long-term Debt                                                    172                      349
 Short-term Debt                                                                         749                      574
 Income and Other Taxes Payable                                                          372                      224
 Other Current Liabilities                                                               257                      422
                                                                                   --------------------------------------
  Total Current Liabilities                                                            3,280                    3,473

Casualty, Environmental and Other Reserves                                               755                      767
Long-term Debt                                                                         5,810                    6,196
Deferred Income Taxes                                                                  3,384                    3,227
Other Long-term Liabilities                                                            1,245                    1,301
                                                                                   --------------------------------------
  Total Liabilities                                                                   14,474                   14,964
-------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity
Common Stock, $1 Par Value                                                               213                      218
Other Capital                                                                          1,467                    1,525
Retained Earnings                                                                      4,337                    4,034
Accumulated Other Comprehensive Loss                                                       -                      (21)
                                                                                   --------------------------------------
  Total Shareholders' Equity                                                           6,017                    5,756
                                                                                   --------------------------------------
  Total Liabilities and Shareholders' Equity                                         $20,491                  $20,720
-------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------
(Millions of Dollars)

                                        Common Shares                                                  Accumulated Other
                                         Outstanding       Common          Other           Retained      Comprehensive
                                         (Thousands)       Stock          Capital          Earnings           Loss          Total
----------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 26, 1997                      218,310         $ 218          $ 1,552           $ 4,019           $ (23)       $ 5,766
Comprehensive Earnings:
 Net Earnings                                   --            --               --               537              --            537
 Adjustment of Minimum Pension Liability,
  Net of $54 Income Taxes                       --            --               --                --             (94)           (94)
 Other - Net                                    --            --               --                --              (3)            (3)
                                                                                                                            ------
 Comprehensive Earnings                                                                                                        440
                                                                                                                            ------
Dividends                                       --            --               --              (262)             --           (262)
Common Stock Issued (Repurchased) -- Net    (1,191)           (1)             (63)               --              --            (64)
----------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 25, 1998                      217,119           217            1,489             4,294            (120)         5,880
Comprehensive Earnings:
 Net Earnings                                   --            --               --                 2              --              2
 Adjustment of Minimum Pension Liability,
  Net of $56 Income Taxes                       --            --               --                --              99             99
                                                                                                                            ------
 Comprehensive Earnings                                                                                                        101
                                                                                                                            ------
Dividends                                       --            --               --              (262)             --           (262)
Common Stock Issued (Repurchased) - Net      1,325             1               36                --              --             37
----------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1999                      218,444           218            1,525             4,034             (21)         5,756
Comprehensive Earnings:
 Net Earnings                                   --            --               --               565              --            565
 Adjustment of Minimum Pension Liability,
  Net of $8 Income Taxes                        --            --               --                --              15             15
 Other - Net                                    --            --               --                --               6              6
                                                                                                                            ------
 Comprehensive Earnings                                                                                                        586
                                                                                                                            ------
Dividends                                       --            --               --              (262)             --           (262)
Stock Purchase and Loan Plan Exchange       (5,505)           (5)             (29)               --              --            (34)
Common Stock Issued (Repurchased) - Net       (201)           --              (29)               --              --            (29)
Balance Dec. 29, 2000                      212,738         $ 213          $ 1,467           $ 4,337           $  --        $ 6,017
----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 1. Significant Accounting Policies.

Nature of Operations

  CSX Corporation (CSX) is a freight transportation company with principal business units providing rail, intermodal, domestic container-shipping, and international terminal operations. Rail transportation services are provided principally throughout the eastern United States and accounted for 74% of the company's 2000 operating revenue. Intermodal services are provided through a dedicated network of terminals and facilities across North America and accounted for nearly 14% of operating revenue in 2000. Domestic container shipping services trade between ports on the United States mainland and Alaska, Guam, Hawaii and Puerto Rico and accounted for 8% of operating revenues in 2000. International Terminal Operations are found in 12 locations in Hong Kong, China, Australia, Europe, Russia and the Dominican Republic and accounted for 4% of operating revenues in 2000.

  Rail shipments include merchandise traffic, automobiles and related products, and coal, coke and iron ore. Merchandise traffic comprised nearly 58% of rail revenue in 2000, while automotive traffic accounted for nearly 15% and coal, coke and iron ore accounted for slightly more than 27%. Merchandise traffic includes chemicals, paper and forest products, agricultural products, minerals, metals, phosphates and fertilizer, and food and consumer products. Coal shipments originate principally from mining locations in the eastern United States and primarily supply domestic utility and export markets.

Principles of Consolidation

  The Consolidated Financial Statements include CSX and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies that are not majority-owned are carried at either cost or equity, depending on the extent of control.

Fiscal Year

  CSX follows a 52/53 week fiscal reporting calendar. Fiscal year 2000 consisted of 52 weeks. Fiscal years 1999 and 1998 consisted of 53 and 52 weeks, respectively. A 52-week fiscal year consists of four 13-week quarters; a 53-week year reports an extra week in the first quarter.

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

Prior-year Data
    Certain prior-year data have been reclassified to conform to the 2000 presentation.

Use Of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain revenues and expenses for each fiscal year and certain assets and liabilities at the end of each fiscal year. Actual results may differ from those estimates.

Comprehensive Earnings

   CSX reports comprehensive earnings (loss) in accordance with FASB Statement No. 130, "Reporting Comprehensive Income," in the Consolidated Statement of Changes in Shareholders' Equity. Accumulated other comprehensive loss at Dec. 31, 1999 consists of minimum pension liability adjustments of $15 million and foreign currency translation adjustments and other of $6 million.

Accounting Pronouncements

   The FASB has issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Statement No. 138 requires companies to record derivatives on the statement of financial position, measured at fair value. The statement also sets forth new accounting rules for gains or losses resulting from changes in the values of derivatives. CSX does not currently use derivative financial instruments, and its historical use of such instruments has not been material. The company will adopt this statement in the first quarter of 2001 to the extent it may apply at that time.

   The FASB has issued Statement No. 140, " Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Statement No. 140 replaces the earlier Statement No. 125 in its entirety. While the new statement revises certain accounting guidance for transfers of financial assets, most of the provisions of Statement No. 125 have been carried over without reconsideration. Statement No. 140 is effective for transfers and servicing of financial assets occurring after March 31, 2001, but requires certain disclosures relating to securitizations for fiscal years ending after December 15, 2000. The company has adopted the disclosure provisions of Statement No. 140 as of its fiscal year ending December 29, 2000. The accounting provisions of Statement No. 140 will not impact the company's financial statements.

Note 2. Change in Method of Accounting for Insurance-Related Assessments.

   CSX adopted the American Institute of Certified Public Accountants' Statement of Position No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," (SOP No. 97-3) effective as of the beginning of fiscal year 1999. SOP No. 97-3 requires companies to accrue assessments related to workers' compensation second injury funds and is applicable to CSX with respect to certain assessments incurred by the company's container-shipping unit. The assessments relate to employees who have experienced second injuries over periods dating back to the 1970s and are receiving a disability benefit. Previously, the assessments were charged to expense in the fiscal year they were paid. As a result of adopting SOP No. 97-3, the company recorded a non-cash charge of $78 million, $49 million after tax, 23 cents per share, to reflect the cumulative effect on prior years of the accounting change. Had the accounting change been applied retroactively, the effect on net earnings and related per share amounts would not have been material to any period presented.

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

Acquisition Accounting By The Jointly Owned Entity And CSX

   The jointly owned entity has accounted for the acquisition of Conrail as a purchase business combination effective as of the August 1998 control date. At that time, its investment in Conrail was approximately $10.2 billion, consisting of the original $9.8 billion purchase price plus equity in Con-rail's earnings, net of purchase price amortization, since the May 1997 acquisition date.

   This amount has been allocated to reflect the fair values of Conrail's assets and liabilities as follows (in millions):

  Current Assets                  $     879
  Property and Equipment, Net        17,832
  Other Assets                        1,122
  Current Liabilities                (1,279)
  Long-term Debt                     (1,891)
  Deferred Income Taxes              (5,595)
  Other Liabilities                    (868)
--------------------------------------------
     Total                        $  10,200

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

Conrail Financial Information

   Summarized financial information for Conrail for its fiscal years ended Dec. 31, 2000, 1999 and 1998 is as follows:

                                             Years Ended Dec. 31,
                                       ------------------------------
                                       2000         1999        1998
---------------------------------------------------------------------
Income Statement Information:-
   Revenues                          $  985        $2,174      $3,863
   Income from Operations            $  236        $  128      $  515
   Net Income                        $  170        $   26      $  267
----------------------------------------------------------------------


                                                          Dec. 31,
                                                  --------------------
                                                  2000           1999
----------------------------------------------------------------------
Balance Sheet Information:
   Current Assets                               $  520         $  669
   Property and Equipment and Other Assets       7,540          7,714
   Total Assets                                  8,060          8,383
   Current Liabilities                             435            863
   Long-term Debt                                1,229          1,302
   Total Liabilities                             4,078          4,564
   Stockholders' Equity                          3,982          3,819
----------------------------------------------------------------------

   Comparisons of Conrail's operating results for 2000 and 1999 are affected by the significant changes in its business that occurred with the integration with CSX and Norfolk Southern in June 1999. Revenues and expenses for five months of 1999 were derived principally from freight linehaul operations over the entire Conrail network. Beginning in June 1999, financial results reflect Conrail's post-integration business, with revenues consisting primarily of operating fees, equipment rents, and shared area usage fees derived from CSX and Norfolk Southern, and expenses consisting of salaries and wages, rents, depreciation, and other costs reflective of the new operations.

   Conrail's results for 2000 benefited from a non-recurring gain on the sale of property of $61 million, $37 million after tax. Results in 1999 included non-recurring expenses of $254 million, $168 million after tax. These charges were recorded principally to increase certain components of Conrail's casualty reserves based on the method of settlement of casualty liabilities agreed to between CSX, Norfolk Southern and Conrail, and to adjust certain litigation and environmental reserves based on settlements and completions of site reviews. Certain of these items were considered by the joint acquisition entity in its fair value allocation of Conrail's assets and liabilities and, accordingly, were excluded in determining the equity in Conrail's net income recorded by CSX.

   Conrail's operating results for the years ended Dec. 31, 1998 included certain charges related to the acquisition. The 1998 charges totaled $187 million on an after-tax basis and reflected the accrual of separation costs for non-union employees below the executive level. The jointly owned entity accounted for these costs as part of the fair value allocation and CSX accordingly excluded them in determining its equity in Conrail's net income. Excluding the charges, Conrail's net income totaled $454 million for the year ended Dec. 31, 1998.

CSX'S Accounting for its Investment in and Integrated Rail Operations with
Conrail

   Upon integration, substantially all of Conrail's customer freight contracts were assumed by CSX and Norfolk Southern. As a result, beginning June 1, 1999, CSX's rail and intermodal operating revenue includes revenue from traffic previously moving on Conrail. Operating expenses reflect corresponding increases for costs incurred to handle the new traffic and operate the former Conrail lines. Effective June 1, 1999, rail operating expenses also include a new expense category, "Conrail Operating Fee, Rent and Services," which reflects payments to Conrail for the use of right-of-way and equipment; as well as charges for transportation, switching, and terminal services provided by Conrail in the shared areas operated for the joint benefit of CSX and Norfolk Southern. The new expense category also includes amortization of the fair value write-up arising from the acquisition of Conrail, as well as CSX's proportionate share of Conrail's net income or loss recognized under the equity method of accounting. Prior to the June 1, 1999 integration, CSX recorded its share of Conrail's net income, less amortization of the fair value write-up, and acquisition and transition expenses, in other income in the Consolidated Statement of Earnings.

Transactions With Conrail

   The agreement under which CSX operates its allocated portion of the Conrail route system has an initial term of 25 years and may be renewed at CSX's option for two five-year terms. Operating fees paid to Conrail under the agreement are subject to adjustment every six years based on the fair value of the underlying system. Lease agreements for the Conrail equipment operated by CSX cover varying terms. CSX is responsible for all costs of operating, maintaining, and improving the routes and equipment under these agreements. Future minimum payments to Conrail under the operating, equipment and shared area agreements total $261 million for 2001, $258 million for 2002, $254 million for 2003, $261 million for 2004, $253 million for 2005 and $4 billion for years after 2005.

   At Dec. 29, 2000 and Dec. 31, 1999, CSX had $26 million and $53 million in amounts receivable from Conrail, respectively, principally for reimbursement of certain capital improvement costs. Conrail advances its available cash balances to CSX and Norfolk Southern under variable-rate demand loan agreements. At Dec. 29, 2000 and Dec. 31, 1999 respectively, Conrail had advanced $40 and $93 million to CSX under this arrangement at an interest rate of 5.9% and 5.6% respectively. CSX also had amounts payable to Conrail of approximately $127 and $105 million respectively, representing expenses incurred under the operating, equipment, and shared area agreements.

Note 4. Divestitures and Joint Venture Investment.

Sale of Contract Logistics Segment

   On September 22, 2000, CSX completed the sale of CTI Logistx, Inc., its wholly-owned logistics subsidiary, for $650 million. The contract logistics segment is now reported as a discontinued operation, and all prior periods in the statement of earnings have been restated accordingly. Revenues from the contract logistics segment were $335 million, $484 million, and $408 million for 2000, 1999, and 1998, respectively. CSX recorded a gain of $570 million before tax, $365 million after tax, $1.73 per share, on the sale.

Sale of International Container-Shipping Assets

   In December 1999, CSX sold certain assets comprising Sea-Land's international liner business to A. P. Moller-Maersk Line (Maersk). The international liner business operated approximately 75 container vessels and 200,000 containers in worldwide trades and comprised a majority of CSX's container-shipping revenue. In addition to vessels and containers, Maersk acquired certain terminal facilities and various other assets and related liabilities of the international liner business. The operating revenue associated with the assets sold was approximately $2.8 billion in 1999 and $3.0 billion in 1998.

   In accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," CSX classified the international liner assets as "held for sale" in July 1999 when the agreement with Maersk was signed. The company recorded a $315 million asset impairment charge in the third quarter to adjust the book value of the related property, equipment and other long-lived assets to their fair value less cost to sell. In addition, in accordance with the provisions of Statement No. 121, no depreciation was recorded on these assets after their classification as "held for sale." Based on subsequent accounting for the completed transaction, including adjustments to reflect asset allocations agreed to at closing, the company determined that the loss on sale was approximately $86 million higher than the third quarter charge. The final loss on sale of $401 million, net of a $41 million benefit from the lower depreciation expense, reduced 1999 earnings by $360 million, $271 million after tax, $1.27 per share. The agreement with Maersk provides for a post-closing adjustment to the sales price based on the change in working capital, as defined in the agreement, between June 25, 1999, and December 10, 1999. The loss recorded includes the estimated costs to terminate various contractual obligations of the company. These matters will affect the determination of the final loss on sale. The company has recorded a receivable of approximately $60 million in connection with the post-closing adjustment and this amount is currently in dispute. The matter has been submitted to arbitration. Management is not yet in a position to assess fully the likely outcome of this process but believes it will prevail in the arbitration. Net of purchase price adjustments and cash balances conveyed to Maersk at closing, the company received cash proceeds of $751 million on the sale.

   CSX retained the container-shipping business serving the U.S. domestic trade and part of the company's international terminal operations and manages them separately. Management reporting and performance measures for these businesses have been developed for fiscal year 2000. The company revised its disclosures under FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," for fiscal 2000 to report these as separate business segments; however, it is not practicable to provide comparative segment disclosures for prior years.

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

  CSX has a 32% common ownership in the new venture. Due to the reduction in its ownership interest, CSX accounts for its investment in the venture under the equity method for the fiscal years ended Dec. 25, 1998, Dec 31, 1999, and Dec. 29, 2000.

Note 5. Workforce Reduction Program.

  CSX recorded a charge of $55 million, $34 million after tax, 16 cents per share, in the fourth quarter of 1999 to recognize the cost of a program to reduce the non-union workforce at its rail and intermodal units by approximately 800 positions. A voluntary early retirement program completed in December accounted for approximately 680 of the position reductions, with the remainder achieved through a combination of involuntary terminations and normal attrition. Approximately 75% of the retirements and separations occurred by the end of 1999, and the remainder occured over the first half of fiscal year 2000. Early retirement benefits offered under the voluntary program accounted for $24 million of the charge and were paid from CSX's pension and postretirement benefit plans. Separation benefits were paid from cash generated by operations. Approximately half of the separation benefits were paid in 1999,

Note 6. Operating Expense.

                                                                                 2000           1999             1998
----------------------------------------------------------------------------------------------------------------------
Labor and Fringe Benefits                                                   $   2,858      $   3,291         $   2,983
Materials, Supplies and Other                                                   1,885          2,637             2,463

Conrail Operating Fee, Rent and Services                                          377            280                --
Building and Equipment Rent                                                       705          1,165             1,059
Inland Transportation                                                             358            918               893
Depreciation                                                                      552            583               598
Fuel                                                                              651            472               393
Loss on Sale of International Container-Shipping Assets                            --            401                --
Workforce Reduction Program                                                        --             55                --
Restructuring Credit                                                               --             --               (30)

                                                                            ------------------------------------------
    Total                                                                   $   7,386      $   9,802         $   8,359
                                                                            ------------------------------------------
Selling, General and Administrative Expense Included in Above Items         $     549      $     946         $   1,142

----------------------------------------------------------------------------------------------------------------------

Note 7. Other Income.

                                                                                 2000           1999              1998
-----------------------------------------------------------------------------------------------------------------------
Interest Income                                                             $      53      $      47         $      52
Income from Real Estate and Resort Operations(a)                                   60             74                47
Net Investment Gain(b)                                                             --             27               154
Net Losses from Accounts Receivable Sold                                          (36)           (31)              (30)
Minority Interest                                                                 (42)           (40)              (35)
Net Loss from Investment in Conrail                                                --            (42)              (39)
Equity(Loss) Earnings of Other Affiliates                                          (7)            17                27
Miscellaneous                                                                     (13)            --               (57)

                                                                            -------------------------------------------
    Total                                                                   $      15      $      52         $     119
-----------------------------------------------------------------------------------------------------------------------
(a)  Gross revenue from real estate and resort operations was $191 million, $204 million and $194 million in 2000, 1999, 1998, respectively.
(b)  The $27 million net investment gain recognized in 1999 was attributable to the sale of the Grand Teton Lodge Company. The $154 million net gain in 1998 was primarily attributable to the conveyance of the company's cargo subsidiary to a joint venture. See
     Note 4.

 Note 8. Income Taxes.

Earnings from domestic and foreign operations and related income tax expense are as follows:

                                                                              2000          1999              1998
----------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations Before Income Taxes:
     -- Domestic                                                            $     191      $      58         $     543
     -- Foreign                                                                    86             46               201
                                                                            ------------------------------------------
  Total Earnings from Continuing Operations Before Income Taxes             $     277      $     104         $     744
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                                       2000               1999          1998
---------------------------------------------------------------------------------------------------------------------------------
Income Tax Expense (Benefit):
Current -- Federal                                                                $     (53)            $  65         $   (103)
        -- Foreign                                                                       13                26               34
        -- State                                                                         20                 1               (6)
                                                                                 ---------------------------------------------
  Total Current                                                                         (20)               92              (75)
                                                                                 ---------------------------------------------
Deferred -- Federal                                                                     111               (75)             262
         -- Foreign                                                                      (1)                3                2
         -- State                                                                         1                52               35
                                                                                 ---------------------------------------------
  Total Deferred                                                                        111               (20)             299
------------------------------------------------------------------------------------------------------------------------------
  Total Income Tax Expense                                                        $      91             $  72          $   224
------------------------------------------------------------------------------------------------------------------------------

Income tax expense reconciled to the tax computed at statutory rates is as follows:

                                                                                   2000            1999           1998
---------------------------------------------------------------------------------------------------------------------------------
Tax at Statutory Rates                                                       $   97    35%     $  37   35%     $ 260     35%
State Income Taxes                                                                8     3          6    6         18      2
Equity in Conrail Net Income                                                     (6)   (2)        (4)  (4)       (49)    (7)
Loss on Sale of International Container-Shipping Assets                          --    --         43   41         --     --
Foreign Operations                                                              (11)   (4)        (1)  (1)         1     --
Other Items                                                                       3     1         (9)  (8)        (6)    --
                                                                           -------------------------------------------------------
 Income Tax Expense                                                          $   91    33%     $  72   69%     $ 224     30%
----------------------------------------------------------------------------------------------------------------------------------


The significant components of deferred tax assets  and liabilities include:

                                                                                              Dec. 29, 2000         Dec. 31, 1999
----------------------------------------------------------------------------------------------------------------------------------
Deferred Tax Assets:
  Productivity/Restructuring Charges                                                          $    121              $        133
  Employee Benefit Plans                                                                           274                       309
  Other                                                                                            725                       502
                                                                                              ----------------------------------
    Total                                                                                        1,120                       944
                                                                                              ----------------------------------
Deferred Tax Liabilities:
  Accelerated Depreciation                                                                       3,583                     3,256
  Other                                                                                            800                       780
                                                                                              ----------------------------------
    Total                                                                                        4,383                     4,036
                                                                                              ----------------------------------
Net Deferred Tax Liabilities                                                                  $  3,263              $      3,092
--------------------------------------------------------------------------------------------------------------------------------

with the remainder in 2000.

     The sale of certain assets comprising the international liner business increased the effective deferred state income tax rate in 1999 which is applied to the company's cumulative temporary differences.

     In addition to the annual provision for deferred income tax expense, the change in the year-end net deferred income tax liability balances included the income tax effect of the changes in the minimum pension liability in 2000 and 1999, the income tax effect of the transfer of certain assets and obligations from Conrail's primary defined benefit pension plan to the CSX pension plan in 1999, and the income tax effect of accruing assessments related to workers compensation second injury funds in accordance with SOP No. 97-3 in 1999.

     The company has not recorded domestic deferred or additional foreign income taxes applicable to undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested. Such earnings amounted to $229 million and $172 million at Dec. 29, 2000 and Dec. 31, 1999, respectively. These amounts may become taxable upon their remittance as dividends or upon the sale or liquidation of these foreign subsidiaries. It is not practicable to determine the amount of net additional income tax that may be payable if such earnings were repatriated.

     The company files a consolidated federal income tax return, which includes its principal domestic subsidiaries. Examinations of the federal income tax returns of CSX have been completed through 1990. Returns for 1991 through 1996 are currently under examination. Management believes adequate provision has been made for any adjustments that might be assessed.

Note 9. Accounts Receivable.

     The company sells revolving interests in its rail accounts receivable to public investors through a securitization program and to financial institutions through commercial paper conduit programs. The accounts receivable are sold, without recourse, to a wholly-owned, special-purpose subsidiary, which then transfers the receivables, with recourse, to a master trust. The securitization and conduit programs are accounted for as sales in accordance with FASB Statement No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Receivables sold under these arrangements are excluded from accounts receivable in the consolidated statement of financial position. At Dec. 29, 2000, the agreements provide for the sale of up to $350 million in receivables through the securitization program and $250 million through the conduit programs. At Dec. 31, 1999, the agreements provide for the sale of up to $350 million in receivables through the securitization program and $50 million through the conduit prog grams. At Dec. 29, 2000, the company had sold $547 million of accounts receivable; $300 million through the securitization program and $247 million through the conduit programs. At December 31, 1999, $347 million of accounts receivable were sold, $300 million through the securitization program and $47 million through the conduit programs. The certificates issued under the securitization program bear interest at 6% annually and mature in June 2003. Receivables sold under the conduit programs were increased by $200 million during September 2000 and require yield payments based on prevailing commercial paper rates (6.64% at December 29, 2000) plus incremental fees. The Company's retained interests in the receivables in the master trust were appoximately $450 million at December 29, 2000 and are included in accounts receivable. As the receivables are collected in approximately one month, the fair value of the retained interests approximates book value. Losses recognized on the sale of accounts receivable totaled $36 million, $31 million and $30 million in 2000, 1999, and 1998, respectively. The company has retained the responsibility for servicing accounts receivable transferred to the master trust. The average servicing period is approximately one month. No servicing asset or liability has been recorded since the fees the company receives for servicing the receivables approximate the related costs.

     The company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable, including receivables transferred to the master trust. Allowances for doubtful accounts of $90 million and $81 million have been applied as a reduction of accounts receivable at Dec. 29, 2000 and Dec. 31, 1999, respectively.

Note 10. Properties.

                                                      Dec. 29, 2000                                Dec. 31, 1999
                                          -----------------------------------------------------------------------------------------
                                                       Accumulated                                   Accumulated
                                          Cost        Depreciation      Net              Cost         Depreciation     Net
------------------------------------------------------------------------------------------------------------------------------------
Rail:
Road                                     $ 10,694     $    2,418     $  8,276          $  10,643       $   2,641       $   8,002
Equipment                                   5,532          2,093        3,439              5,243           1,983           3,260
                                         ---------------------------------------------------------------------------------------
        Total Rail                         16,226          4,511       11,715             15,886           4,624          11,262
Other                                       1,613            686          927              1,640             645             995
                                         ---------------------------------------------------------------------------------------
        Total                            $ 17,839     $    5,197     $ 12,642          $  17,526       $   5,269       $  12,257
--------------------------------------------------------------------------------------------------------------------------------



Note 11. Casualty, Environmental and Other Reserves.

     Activity related to casualty, environmental and other reserves is as follows:

                                                   Casualty and            Environmental       Separation
                                                Other Reserves/(a)(b)/      Reserves/(a)/      Liabilities/(a)(c)/      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 26, 1997                               $   562                  $     99           $    348               $   1,009
Charged to Expense                                      309                         3                 --                     312
Restructuring Credit                                     --                        --                (30)                    (30)
Payments and Other Reductions                          (318)                      (27)               (18)                   (363)
--------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 25, 1998                                   553                        75                300                     928
Charged to Expense                                      417                         3                 --                     420
Cumulative Effect of Accounting Change                   78                        --                 --                      78
Payments and Other Reductions                          (333)                      (25)               (30)                   (388)
--------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1999                                   715                        53                270                   1,038
Charged to Expense                                      287                        --                 --                     287
Payments and Other Reductions                          (298)                      (12)               (14)                   (324)
--------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 29, 2000                               $   704                  $     41           $    256               $   1,001
--------------------------------------------------------------------------------------------------------------------------------

(a) Balances include current portions of casualty and other, environmental and separation reserves, respectively, of $216 million, $15 million, and $15 mil-lion at Dec. 29, 2000;$236 million, $20 . million and $15 million at Dec. 31, 1999; $244 million, $20 million and $19 million at Dec. 25, 1998.

(b) Casualty reserves are estimated based upon the first reporting of an accident or personal injury. Liabilities for accidents are based upon field reports and liabilities for personal injuries and occupational claims are based upon the type and severity of the injury or claim and the use of current trends and historical data. The company has recorded liabilities in sufficient amounts to cover identified claims and an estimate of incurred, but not reported, claims. Future liabilities for certain occupation al hazards are not subject to reasonable estimation.

(c) Separation liabilities at Dec. 29, 2000, relate to productivity charges recorded in 1991 and 1992 to provide for the estimated costs of implementing workforce reductions, improvements in productivity and other costs reductions at the company's major transportation units. The remaining liabilities are expected to be paid out over the next 15 to 20 years. The remaining liability for separation costs incurred in connection with the 1999 workforce reduction program is included in "Labor and Fringe Benefits Payable" (See Note 5).

  The company increased casualty and other reserves by $78 million at the beginning of fiscal year 1999 to record the cumulative effect on prior years of adopting a new accounting rule (SOP No. 97-3) related to assessments by workers' compensation second injury funds. The assessments relate to disability benefits received by former employees of the container shipping business and previously were charged to expense in the fiscal year they were paid.

  During 1998, CSXT recorded a restructuring credit of $30 million, reflecting the reversal of certain separation and labor protection reserves established as part of a 1995 restructuring charge. These reserves were associated with planned work-force reductions that did not occur as a result of a new telecommunications contract CSXT entered into in July 1998.



Note 12. Debt and Credit Agreements.
                                                       Average Interest Rates
Types and Maturity Dates                                  at Dec. 29, 2000                Dec.  29, 2000       Dec. 31, 1999
----------------------------------------------------------------------------------------------------------------------------
Commercial Paper                                                  --                      $        --            $      800
Notes (2002-2032)                                               7.39%                           4,765                 4,558
Equipment Obligations (2000-2014)                               7.16%                           1,038                   940
Mortgage Bonds (2002-2003)                                      3.16%                              55                    56
Other Obligations, including Capital Leases (2000-2010)         7.88%                             124                   191
                                                          -----------------------------------------------------------------
 Total                                                          7.32%                           5,982                 6,545
                                                          -------------
Less Debt Due Within One Year                                                                     172                   349
                                                                                          ---------------------------------
 Total Long-term Debt                                                                     $     5,810            $    6,196
---------------------------------------------------------------------------------------------------------------------------

     CSX maintains a $2.5 billion bank credit agreement to provide financing for a portion of the Conrail acquisition and for general working capital needs. Under the agreement, the company may borrow directly from the participating banks or utilize the credit facility to support the issuance of commercial paper. Direct borrowings from the participating banks can be obtained, at the company's option, under a competitive bid process among the banks or under a revolving credit arrangement with interest either at LIBOR plus a margin determined by the company's credit rating or at an alternate base rate, as defined in the agreement. The company pays annual fees to the participating banks that may range from .06% to .15% of the total commitment, depending upon its credit rating. The credit agreement, which expires in November 2001, also includes certain covenants and restrictions, such as limitations on debt as a percentage of total capitalization and restrictions on the disposition of certain assets. At Dec. 29, 2000, CSX had commercial paper borrowings supported by the credit facility of $703 million, all classified as short-term debt. At Dec. 31, 1999, CSX had commercial paper borrowings supported by the credit facility of $1.4 billion, of which $800 million was classified as long-term debt based on the company's ability and intent to maintain this debt outstanding for more than one year. Short-term debt totaled $749 million at a weighted-average interest rate of 7.18% at Dec. 29, 2000, and $574 million at a weighted-average interest rate of 5.39% at Dec. 31, 1999.

     CSX issued other debt during 2000 and 1999. In 2000, $400 million of floating rate notes with a two-year maturity were issued to supplement the company's commercial paper borrowings. In 1999, $400 million of floating rate notes with a one-year maturity were issued to ensure adequate liquidity over year end in the event that financial markets experienced disruption from Year 2000 issues.

     In January 2001, CSX filed a shelf registration statement with the Securities and Exchange Commission that provides for the issuance of up to $800 million in debt securities and warrants, common stock, preferred stock, depository shares, or warrants for common or preferred stock. The company has long-term debt maturities for 2001 through 2005 aggregating $172 million, $997 million, $327 million, $405 million and $160 million, respectively. Certain of CSX's rail unit properties are pledged as security for various rail-related long-term debt issues.

Note 13. Common and Preferred Stock.

     The company has a single class of common stock, $1 par value, of which 300 million shares are authorized. Each share is entitled to one vote in all matters requiring a vote. At Dec. 29, 2000, common shares issued and outstanding totaled 212,737,613.

     The company also has total authorized preferred stock of 25 million shares, of which 250,000 shares of Series A have been reserved for issuance, and 3 million shares of Series B have been reserved for issuance under the Shareholder Rights Plan discussed below. All preferred shares rank senior to common shares both as to dividends and liquidation preference. No preferred shares were outstanding at Dec. 29, 2000.

     On May 29, 1998, the board of directors adopted a Shareholder Rights Plan. Pursuant to the Plan as amended on June 27, 2000, each outstanding share of common stock also evidences one preferred share purchase right ("right"). Each right entitles shareholders of record to purchase from the company, until the earlier of June 8, 2008, or the redemption of the rights, one one-hundredth of a share of Series B preferred stock at an exercise price of $180, subject to certain adjustments or, under certain circumstances, to obtain additional shares of common stock in exchange for the rights. The rights are not exercisable or transferable apart from the related common shares until the earlier of 10 business days following the public announcement that a person or affiliated group has acquired 10% or more of the company's outstanding common stock; or 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the ownership by a person or group of 10% or more of the outstanding common stock. The board of directors may redeem the rights at a price of one cent per right at any time prior to the acquisition by a person or group of 20% or more of the outstanding common stock.

Note 14. Earnings Per Share.

     The following table sets forth the computation of earnings per share and earnings per share, assuming dilution.

                                                                                         2000            1999            1998
----------------------------------------------------------------------------------------------------------------------------------
Numerator:
 Net Earnings from Continuing Operations                                              $      186       $      32       $     520
Denominator (thousands):
 Average Common Shares Outstanding                                                       210,942         210,616         210,860
 Effect of Potentially Dilutive Common Shares, Principally Employee Stock Plans              372           2,080           3,336
                                                                                      --------------------------------------------
 Average Common Shares Outstanding, Assuming Dilution                                    211,314         212,696         214,196
                                                                                      --------------------------------------------
Earnings Per Share, from Continuing Operations                                        $      .88       $     .15       $    2.47
                                                                                      --------------------------------------------
Earnings Per Share from Continuing Operations, Assuming Dilution                      $      .88       $     .15       $    2.43
----------------------------------------------------------------------------------------------------------------------------------

  Certain potentially dilutive securities outstanding at Dec. 29, 2000, Dec. 31, 1999, and Dec. 25, 1998, were not included in the computation of earnings per share, assuming dilution, since their exercise prices were greater than the average market price of the common shares during the period and their effect is antidilutive. These shares totaled 18.6 million at a weighted-average exercise price of $42.23 per share for 2000, 15.6 million at $45.80 per share for 1999, and 9.6 million at $48.84 per share for 1998.

Note 15. Stock Plans.

  The company maintains several stock plans designed to encourage ownership of its stock and provide incentives for employees to contribute to its success. Expense for stock-based compensation under these plans is based on the intrinsic value accounted for under the principles of APB Opinion No. 25 and related Interpretations. The company recognized compensation expense of $12 million in 2000, $6 million in 1999 and a net credit of $4 million in 1998.

  Had compensation expense been determined based upon fair values at the date of grant, consistent with the methods of FASB Statement No. 123, the company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                        2000     1999     1998
--------------------------------------------------------------------------------
Net Earnings -- As Reported                           $   565  $     2   $   537
             -- Pro Forma                             $   545  $   (22)  $   481
Earnings Per Share -- As Reported                     $  2.68  $   .01   $  2.55
                   -- Pro Forma                       $  2.58  $  (.11)  $  2.28
Earnings Per Share, Assuming Dilution -- As Reported  $  2.67  $   .01   $  2.51
                                      -- Pro Forma    $  2.58  $  (.11)  $  2.24
--------------------------------------------------------------------------------


  The pro forma fair value method of accounting was applied only to stock-based awards granted after Dec. 30, 1994. Because all stock-based compensation expense for 2000, 1999 and 1998 was not restated and because stock-based awards granted may vary from year to year, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Stock Purchase and Loan Plan

  The Stock Purchase and Loan Plan provided for the purchase of common stock and related rights by eligible officers and key employees of the company and entitled them to obtain loans with respect to the shares purchased. There were no shares issued under the Stock Purchase and Loan Plan in 2000, 1999 or 1998. In November 2000, substantially all participants of the Stock Purchase and Loan Plan exchanged their share balances in this plan for forgiveness of their loan balances and certain participants were issued shares relating to the equity in their respective accounts. Approximately 6.7 million shares were withdrawn or cancelled in 2000 and approximately 600 thousand shares were issued in exchange for the equity in participant accounts. In conjunction with this transaction, the deferred tax benefits of approximately $34 million were charged to paid in capital.

  In consideration for shares purchased, participants have provided down payments of not less than 5% nor more than 25% of the purchase price in the form of cash, recourse notes or equity earned in the Plan. The remaining purchase price is in the form of non-recourse loans secured by the shares issued. At Dec. 29, 2000 and Dec. 31, 1999, loans outstanding totaled $3 million and $261 million, respectively, at weighted-average interest rates of 6.6% for both years. All non-recourse loans under the Plan were originally subject to certain adjustments after a vesting period based upon targeted increases in the market price of CSX common stock. Certain of the market price thresholds were met prior to 1998, resulting in forgiveness of interest (net of dividends applied to interest) plus a portion of the principal balances of the notes.

 At Dec. 29, 2000, there were 3 participants in the Plan. Transactions involving the Plan are as follows:

                                               Shares
                                               (000's)    Average Price/(a)/
--------------------------------------------------------------------------------
Outstanding at Dec. 27, 1996                    8,111          $ 46.26
      Issued                                      138          $ 59.43
      Exchanged, Canceled or Withdrawn           (581)         $ 22.48
                                             -----------------------------------
Outstanding at Dec. 26, 1997                    7,668          $ 45.74
      Exchanged, Canceled or Withdrawn           (503)         $ 45.13
                                             -----------------------------------
Outstanding at Dec. 25, 1998                    7,165          $ 45.75
      Exchanged, Canceled or Withdrawn           (349)         $ 47.50
                                             -----------------------------------
Outstanding at Dec. 31, 1999                    6,816          $ 46.93
      Exchanged, Canceled or Withdrawn         (6,746)         $ 47.00
                                             -----------------------------------
Outstanding at Dec. 29, 2000                       70          $ 40.27
--------------------------------------------------------------------------------

/(a)/ Represents average cost to participants, net of cumulative note forgiveness.

Stock Options and Awards

  CSX has various stock option and award plans. These plans currently provide awards primarily in stock options, but have previously also awarded Stock Appreciation Rights (SARs), Performance Share Awards (PSAs), Restricted Stock Awards (RSAs) and Incentive Compensation Program Shares (ICPs) to eligible officers and employees. Awards granted under the various plans are determined by the board of directors based on financial performance of the company.

  At Dec. 29, 2000, there were 3,229 current or former employees with grants outstanding under the various plans. A total of 26,636,796 shares were reserved for issuance under the plans of which 6,453,067 were available for new grants. The remaining shares are assigned to outstanding stock options and stock awards.

  The majority of stock options have been granted with 10-year terms and vest at the end of one year of continued employment. The exercise price for options granted equals the market price of the underlying stock on the date of grant. A summary of the company's stock option activity and related information for the fiscal years ended Dec. 29, 2000, Dec. 31, 1999 and Dec. 25, 1998 follows:

                                    2000                               1999                                 1998
                         -----------------------------------------------------------------------------------------------------------
                          Shares          Weighted-average     Shares         Weighted-average        Shares     Weighted-average
                          (000s)           Exercise Price      (000s)          Exercise Price         (000s)      Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at
 Beginning of Year        18,310              $   42.57        16,288              $ 41.73            16,171           $ 40.49
Granted                    2,742              $   23.57         3,226              $ 43.96             2,674           $ 48.43
Exchanged, Canceled or
 Expired                    (469)             $   41.16          (521)             $ 48.89            (1,505)          $ 52.82
Exercised                   (457)             $   18.47          (683)             $ 24.19            (1,052)          $ 23.80
------------------------------------------------------------------------------------------------------------------------------------
Outstanding
 at End of Year           20,126              $   38.69        18,310              $ 42.57            16,288           $ 41.73
------------------------------------------------------------------------------------------------------------------------------------
Exercisable
 at End of Year            9,405              $   38.82        10,038              $ 37.94            10,447           $ 36.96
------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Options
 Granted                $   6.36                             $  10.92                               $  11.22
------------------------------------------------------------------------------------------------------------------------------------

  On Dec. 14, 1998, 1,297,595 stock options granted in April 1998 at an exercise price of $52.66 per share were exchanged for 1,038,076 new options at an exercise price of $41.78 per share.

  The following table summarizes information about stock options outstanding at Dec. 29, 2000:

                                  Options Outstanding                               Options Exercisable
                  --------------------------------------------------------------------------------------------
                      Number       Weighted-average                              Number
                   Outstanding         Remaining        Weighted-average      Exercisable   Weighted-average
Excercise Price      (000s)        Contractual Life      Exercise Price          (000s)      Exercise Price
--------------------------------------------------------------------------------------------------------------
$  15 to $19           445               0.3              $    19.91              445          $   19.91
$  20 to $29         2,695               9.3              $    23.60                -                  -
$  30 to $39         4,528               2.4              $    35.54            4,528          $   35.54
$  40 to $49         8,718               6.4              $    43.62            3,845          $   42.94
$  50 to $57         3,740               6.1              $    54.14              587          $   51.43
                  --------------------------------------------------------------------------------------------
          Total     20,126               5.7              $    40.55            9,405          $   38.82
--------------------------------------------------------------------------------------------------------------

     The fair value of options granted in 2000, 1999 and 1998 was estimated as of the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 6.6%, 5.2% and 5.2%; volatility factors of 27%, 24% and 23%; dividend yields of 3.2%, 2.6% and 2.4%; and expected lives of 6 years, 6 years and 5 years.

     Prior to 2000, CSX awarded PSAs to employees, the value of which is contingent on the achievement of performance goals and completion of certain employment requirements over a three year period. In 2000, the Company's board of directors approved discontinuation of these awards. In 1999 and 1998, 256,000 and 518,500 PSAs were granted to employees. The weighted average fair value of those shares was $41.52 for 1999 and $52.00 for 1998.

     At Dec. 29, 2000, 400,000 RSAs were outstanding. The RSAs vest over a three or four year employment period and are contingent on the achievement of certain financial performance goals. The fair value of RSAs was $41.77 as of the date of grant.

     In 2000, 1999 and 1998, respectively, 56,024, 130,116 and 77,556 SARs were exercised at a weighted average exercise price of $16.84, $16.77 and $15.58. There are no outstanding SARs at Dec. 29, 2000 and no SARs were granted in 2000, 1999 or 1998.

Stock Purchase and Dividend Reinvestment Plans

     The 1991 Employees Stock Purchase and Dividend Reinvestment Plan provides a method and incentive for eligible employees to purchase shares of the company's common stock at market value by payroll deductions. To encourage stock ownership, employees receive a 17.65% matching payment on their contributions in the form of additional stock purchased by the company. Each matching payment of stock is subject to a two-year holding period. Sales of stock prior to the completion of the holding period result in forfeiture of the matching stock purchase. Officers and key employees who qualify for the Stock Purchase and Loan Plan are not eligible to participate in this Plan. At Dec. 29, 2000, there were 501,525 shares of common stock available for purchase under this Plan. Employees purchased 43,857 shares in 2000, 38,989 shares in 1999 and 37,403 shares in 1998 under the plan at weighted-average market prices of $23.46, $41.53 and $46.63 for 2000, 1999 and 1998 respectively.

     The company also maintains the Employees Stock Purchase and Dividend Reinvestment Plan, adopted in 1981, under which all employees may purchase CSX common stock at the average of daily high and low sale prices for the five trading days ending on the day of purchase. To encourage stock ownership, employees receive a 5% discount on all purchases under this program. At Dec. 29, 2000, there were 627,979 shares reserved for issuance under this Plan. The company also maintains the Shareholder Dividend Reinvestment Plan under which shareholders may purchase additional shares of stock. At Dec. 29, 2000, there were 4,626,035 shares reserved for issuance under this plan.

Stock Plan for Directors

     The Stock Plan for Directors, approved by the shareholders in 1992, governs in part the manner in which directors' fees and retainers are paid. A minimum of 40% of the retainers must be paid in common stock of the company. In addition, each director may elect to receive up to 100% of the remaining retainer and fees in the form of common stock of the company. In 1997, shareholders approved amendments to the Plan that would permit additional awards of stock or stock options. In 2000, 52,000 stock options were granted with an exercise price of $26.40. In 1999, 13,000 stock options were granted with an exercise price of $35.31. In 1998, 13,000 stock options were granted with an exercise price of $41.25. The Plan permits each director to elect to transfer stock into a trust that will hold the shares until the participant's death, disability, retirement as a director, other cessation of services as a director, or change in control of the company. At Dec. 29, 2000, there were 747,270 shares of common stock reserved for issuance under this Plan.

Note 16. Fair Value of Financial Instruments.

     Fair values of the company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. Long-term debt is the only financial instrument of the company with a fair value significantly different from its carrying amount. At Dec. 29, 2000, the fair value of long-term debt, including current maturities, was $6.04 billion, compared with a carrying amount of $5.98 billion. At Dec. 31, 1999, the fair value of long-term debt, including current maturities, was $6.44 billion, compared with a carrying amount of $6.55 billion. The fair value of long-term debt has been estimated using discounted cash flow analysis based upon the company's current incremental borrowing rates for similar types of financing arrangements.

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

 The company uses a plan year of Oct. 1 through Sept. 30 to value its pension and postretirement plans on an actuarial basis.

                                                                         Pension Benefits      Postretirement Benefits
                                                                         ---------------------------------------------
                                                                             2000        1999        2000        1999
----------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit Obligation at Beginning of Plan Year                              $  1,540      $ 1,615    $  308      $  315
Service Cost                                                                    40           51         8           9
Interest Cost                                                                  119          102        23          20
Transfer of Benefit Obligation from Conrail Plan                                --           42        --          --
Impact of Plan Changes/Business Dispositions                                    18           --         6          --
Plan Participants'  Contributions                                               --           --         7           4
Actuarial (Gain) Loss                                                            8         (170)       39          (3)
Benefits Paid                                                                 (115)        (100)      (37)        (37)
                                                                          -------------------------------------------
     Benefit Obligation at End of Plan Year                                  1,610        1,540       354         308
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Plan Year                          1,604        1,273        --          --
Actual Return on Plan Assets                                                   116          155        --          --
Asset Transfers                                                                 (5)         260        --          --
Employer Contributions                                                          19           16        31          33
Plan Participants' Contributions                                                --           --         6           4
Benefits Paid                                                                 (115)        (100)      (37)        (37)
                                                                          -------------------------------------------
     Fair Value of Plan Assets at End of Plan Year                           1,619        1,604        --          --
Funded Status                                                                    9           64      (354)       (308)
Unrecognized Actuarial (Gain) Loss                                             (33)          29        62          23
Unrecognized Prior Service Cost                                                 20           10        (1)         (2)
Fourth Quarter Activity:
     Special Termination Benefits - Workforce Reduction Program                 (6)         (23)       --          (1)
     Employer Contributions to Pension Plans                                     5            5        --          --
     Net Postretirement Benefits Paid                                           --           --         8           8
                                                                          -------------------------------------------
        Net Amount Recognized in Statement of Financial Position          $     (5)     $    85    $ (285)     $ (280)
---------------------------------------------------------------------------------------------------------------------
 Amount Recognized in Statement of Financial Position Consists of:
     Prepaid Benefit Cost                                                 $    219      $   215    $   --      $   --
     Accrued Benefit Liability                                                (238)        (161)     (285)       (280)
     Intangible Asset                                                           14            7        --          --
     Accumulated Other Comprehensive Loss                                       --           24        --          --
                                                                          -------------------------------------------
        Net Amount Recognized in Statement of Financial Position          $     (5)     $    85    $ (285)     $ (280)
---------------------------------------------------------------------------------------------------------------------
Weighted-average Assumptions:
Discount Rates:
     Benefit Cost for Plan Year                                               7.75%        6.50%     7.75%       6.50%
     Benefit Obligation at End of Plan Year                                   7.75%        7.75%     7.75%       7.75%
Rate of Compensation Increase                                                 5.00%        5.00%     5.00%       5.00%
Expected Return on Plan Assets                                                9.50%        9.50%      n/a         n/a
---------------------------------------------------------------------------------------------------------------------

     For plans with a projected benefit obligation in excess of plan assets at Dec. 29, 2000, the aggregate projected benefit obligation was $434 million and the aggregate fair value of plan assets was $272 million. For plans with an accumulated benefit obligation in excess of plan assets at Dec. 29, 2000, the aggregate accumulated benefit obligation was $162 million and the aggregate fair value of plan assets was $40 million.

     The net postretirement benefit obligation was determined using the assumption that the health care cost trend rate for medical plans was 8.0% for 2000-2001, decreasing gradually to 5.5% by 2005 and remaining at that level thereafter. A 1% change in the assumed health care cost trend rate would have the following effects:

                                                                1%         1%
                                                             Increase   Decrease
                                                             -------------------
Effect on postretirement benefits service and interest cost    $ 3      $ (2)
Effect on postretirement benefit obligation                     22       (19)
--------------------------------------------------------------------------------

                                                                                Pension Benefits      Postretirement Benefits
                                                                                ---------------------------------------------
                                                                                 2000    1999    1998      2000   1999   1998
-----------------------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Service Cost                                                                    $ 40    $  51   $  39      $  8   $  9  $   8
Interest Cost                                                                    119      102      98        23     20     21
Expected Return on Plan Assets                                                  (145)    (118)   (101)       --     --     --
Amortization of Transition Obligation                                             --       --       6        --     --     --
Amortization of Prior Service Cost                                                 2        1       1        (1)    (1)    (4)
Recognized Net Actuarial (Gain) Loss                                              (9)      22      12        --     --     (1)
                                                                                ---------------------------------------------
     Net Periodic Benefit Cost                                                     7       58      55        30     28     24
Special Termination Benefits - Workforce Reduction Program/Curtailments            2       23      --         6      1     --
                                                                                ---------------------------------------------
     Net Periodic Benefit Cost Including Special Termination Benefits            $ 9    $  81   $  55      $ 36   $ 29   $ 24
-----------------------------------------------------------------------------------------------------------------------------

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

     As a result of the 1999 workforce reduction initiative and the sale of assets comprising the international liner business of Sea-Land, a significant number of employees participating in pension and postretirement benefit plans sponsored by CSX have terminated active employment and the plans have experienced a curtailment. Because both curtailment events occurred after the Sept. 30, 1999 measurement date, the effect of the curtailment was not recognized in the company's financial statements until fiscal year 2000. CSX recorded a net pre-tax curtailment loss on pension postretirement liabilities of approximately $2 million in the first quarter of 2000. In addition, the company recorded a $6 million charge in the 4th quarter of 2000, related to an additional workforce reduction plan initiated in September 2000.

     During 2000 and 1999, CSX recorded changes in its minimum pension liability. These changes did not affect net earnings, but are a component of accumulated other comprehensive loss on an after-tax basis. In 2000 the minimum pension liability decreased by $23 million. In 1999, the minimum pension liability decreased by $158 million, principally due to the transfer of assets from Conrail's pension plan and to higher interest rates, which increased the discount applied to pension obligations.

Other Plans

     The company maintains savings plans for virtually all full-time salaried employees and certain employees covered by collective bargaining agreements. Expense associated with these plans was $14 million, $28 million, and $20 million for 2000, 1999 and 1998, respectively.

     Under collective bargaining agreements, the company participates in a number of union-sponsored, multiemployer benefit plans. Payments to these plans are made as part of aggregate assessments generally based on number of employees covered, hours worked, tonnage moved or a combination thereof. Total contributions of $250 million, $247 million and $235 million were made to these plans in 2000, 1999 and 1998, respectively.

Note 18. Commitments and Contingencies.

Lease Commitments

     In addition to the agreements covering routes and equipment leased from Conrail (See Note 3), the company leases equipment from other parties under agreements with terms up to 21 years. Non-cancelable, long-term leases generally include options to purchase at fair value and to extend the terms. At Dec. 29, 2000, minimum building and equipment rentals under these operating leases totaled approximately $228 million for 2001, $190 million for 2002, $180 million for 2003, $169 million for 2004, $121 million for 2005 and $1.1 billion thereafter. Rent expense on operating leases, exclusive of the Conrail agreements, totaled $730 million in 2000, $1.2 billion in 1999 and $1.1 billion in 1998. These amounts include net daily rental charges on railroad operating equipment of $369 million, $381 million and $258 million in 2000, 1999 and 1998, respectively.

Contingencies

Guarantees

     The company and its subsidiaries are contingently liable individually and jointly with others as guarantors of long-term debt and obligations principally relating to leased equipment, joint ventures and joint facilities. These contingent obligations were not material to the company's results of operations and financial position at Dec. 29, 2000. CSX also remains contingently liable for certain lease obligations assumed by Maersk as part of its purchase of the international liner business. CSX believes that Maersk will fulfill its contractual commitments with respect to such leases and that CSX will have no further liability for those obligations.

New Orleans Tank Car Fire

     In September 1997, a state court jury in New Orleans, Louisiana returned a $2.5 billion punitive damages award against CSX Transportation, Inc. (CSXT), the wholly-owned rail subsidiary of CSX. The award was made in a class-action lawsuit against a group of nine companies based on personal injuries alleged to have arisen from a 1987 fire. The fire was caused by a leaking chemical tank car parked on CSXT tracks and resulted in the 36-hour evacuation of a New Orleans neighborhood. In the same case, the court awarded a group of 20 plaintiffs compensatory damages of approximately $2 million against the defendants, including CSXT, to which the jury assigned 15 percent of the responsibility for the incident. CSXT's liability under that compensatory damages award is not material, and adequate provision has been made for the award.

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

     The new trial motion was denied by the trial court in August 1999. On November 5, 1999, the trial court issued an opinion that granted CSXT's motion for judgment notwithstanding the verdict and effectively reduced the amount of the punitive damages verdict from $2.5 billion to $850 million. CSXT believes that this amount (or any amount of punitive damages) is unwarranted and intends to pursue its full appellate remedies with respect to the 1997 trial as well as the trial judge's decision on the motion for judgment notwithstanding the verdict. The compensatory damages awarded by the jury in the 1997 trial were also substantially reduced by the trial judge. A judgment reflecting the $850 million punitive award has been entered against CSXT. CSXT has obtained and posted an appeal bond in the amount of $895 million, which will allow it to appeal the 1997 compensatory and punitive awards, as reduced by the trial judge.

     A trial for the claims of 20 additional plaintiffs for compensatory damages began on May 24, 1999. In July 1999, the jury in that trial rendered verdicts totaling approximately $330 thousand in favor of eighteen of those twenty plaintiffs. Two plaintiffs received nothing; that is, the jury found that they had not proved any damages. Management believes that this result, while still excessive, supports CSXT's contention that the punitive damages award was unwarranted.

     In 1999, six of the nine defendants in the case reached a tentative settlement with the plaintiffs group. The basis of that settlement is an agreement that all claims for compensatory and punitive damages against the six defendants would be compromised for the sum of $215 million. That settlement was approved by the trial court in early 2000.

     In 2000, the City of New Orleans recently was granted permission by the trial court to assert an amended claim against CSXT, including a newly asserted claim for punitive damages. The City's case was originally filed in 1988, and while based on the 1987 tank car fire, is not considered to be part of the class action.

     Oral argument in the Louisiana Court of Appeal for the Fourth Circuit with regard to CSXT's appeal was held on Janu-ary 12, 2001. A ruling is expected some time this year. Any review beyond that court is by discretionary writ.

     CSXT continues to pursue an aggressive legal strategy. At the present time, management is not in a position to determine whether the resolution of this case will have a material adverse effect on the Company's financial position or results of operations in any future reporting period.

ECT Dispute

     Recently, CSX received a claim amounting to approximately $180 million plus interest from Europe Container Terminals bv (ECT), owner of the Rotterdam Container Terminal previously operated by Sea-Land prior to its sale to Maersk in December 1999. ECT has claimed that the sale of the international liner business to Maersk resulted in a breach of the Sea-Land terminal agreements. ECT has refused to accept containers at the former Sea-Land facility tendered by Maersk Sea-Land and is seeking compensation from CSX related to the alleged breach. CSX has also advised Maersk that CSX holds them responsible for any damages that may result from this case. Management's initial evaluation of the claim indicates that valid defenses exist, but at this point management cannot estimate what, if any losses may result from this case.

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

Environmental

     CSXT is a party to various proceedings involving private parties and regulatory agencies related to environmental issues. CSXT has been identified as a potentially responsible party (PRP) at 234 environmentally impaired sites that are or may be subject to remedial action under the Federal Superfund statute (Superfund) or similar state statutes. A number of these proceedings are based on allegations that CSXT, or its railroad predecessors, sent hazardous substances to the facilities in question for disposal. Such proceedings arising under Superfund or similar state statutes can involve numerous other waste generators and disposal companies and seek to allocate or recover costs associated with site investigation and cleanup, which could be substantial.

     CSXT is involved in a number of administrative and judicial proceedings and other clean-up efforts at 116 sites, including the sites addressed under the Federal Superfund statute or similar state statutes, where it is participating in the study and/or clean-up of alleged environmental contamination. The assess-ment of the required response and remedial costs associated with most sites is extremely complex. Cost estimates are based on information available for each site, financial viability of other PRPs, where available, and existing technology, laws and regulations. CSXT's best estimates of the allocation method and percentage of liability when other PRPs are involved are based on assessments by consultants, agreements among PRPs, or determinations by the U.S. Environmental Protection Agency or other regulatory agencies.

  At least once each quarter, CSXT reviews its role, if any, with respect to each such location, giving consideration to the nature of CSXT's alleged connection to the location (i.e., generator, owner or operator), the extent of CSXT's alleged connection (i.e., volume of waste sent to the location and other relevant factors), the accuracy and strength of evidence connecting CSXT to the location, and the number, connection and financial position of other named and unnamed PRPs at the location. The ultimate liability for remediation can be difficult to determine with certainty because of the number and credit-worthiness of PRPs involved. Through the assessment process, CSXT monitors the creditworthiness of such PRPs in determining ultimate liability.

  Based upon such reviews and updates of the sites with which it is involved, CSXT has recorded, and reviews at least quarterly for adequacy, reserves to cover estimated contingent future environmental costs with respect to such sites. The recorded liabilities for estimated future environmental costs at Dec. 29, 2000 and Dec. 31, 1999, were $41 million and $53 million, respectively. These recorded liabilities, which are undis-counted, include amounts representing CSXT's estimate of unasserted claims, which CSXT believes to be immaterial. The liability has been accrued for future costs for all sites where the company's obligation is probable and where such costs can be reasonably estimated. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. The majority of the Dec. 29, 2000, environmental liability is expected to be paid out over the next five to seven years, funded by cash generated from operations.

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

Note 19. Business Segments.

  The company operates in four business segments: Rail, Intermodal, Domestic Container Shipping, and International Terminals. The Rail segment provides rail freight transportation over a network of more than 23,400 route miles in 23 states, the District of Columbia and two Canadian provinces. The Inter-modal segment provides transcontinental intermodal transportation services and operates a network of dedicated inter-modal facilities across North America. The Domestic Container Shipping segment consists of a fleet of 16 ocean vessels and 27,000 containers serving the trade between ports on the United States mainland and Alaska, Guam, Hawaii and Puerto Rico. The International Terminals segment operates container freight terminal facilities at 12 locations in Hong Kong, China, Australia, Europe, Russia and the Dominican Republic. Prior to the sale of its international liner operations in December 1999 (see Note 4), Marine Services (formerly known as the Container Shipping segment) provided global transportation services via a fleet of 91 container ships and more than 220,000 containers. The company's segments are strategic business units that offer different services and are managed separately based on the differences in these services. Because of their close interrelationship, the Rail and Intermodal segments are viewed on a combined basis as Surface Transportation operations and the Domestic Container Shipping and International Terminals segments are viewed on a combined basis as Marine Services operations.

  The company evaluates performance and allocates resources based on several factors, of which the primary financial measure is business segment operating income, defined as income from operations, excluding the effects of non-recurring charges and gains. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note
1), except that for segment reporting purposes, CSX includes minority interest expense on the international terminals segment's joint venture businesses in operating expense. These amounts are reclassified in CSX's consolidated financial statements to other income. Intersegment sales and transfers are generally accounted for as if the sales or transfers were to third parties, that is, at current market prices.

  Business segment information for fiscal years 2000, 1999 and 1998 is as follows:

                                             Surface Transportation                         Marine Services
                                      ------------------------------------        ----------------------------------
                                                                                   Domestic
                                                                                   Container  International
  Fiscal year ended Dec. 29, 2000      Rail        Intermodal        Total         Shipping     Terminals      Total       Total
-----------------------------------------------------------------------------------------------------------------------------------
  Revenue from External Customers   $  6,075      $  1,148         $ 7,223          $ 666        $ 302        $  968      $ 8,191
  Intersegment Revenue                    --            20              20             --            3             3           23
  Operating Income                       615            98             713             --           71            71          784
  Assets                              12,945           423          13,368            341          781         1,122       14,490
  Depreciation Expense                   496            29             525             20            7            27          552
  Property Additions                     822            18             840             16            8            24          864
-----------------------------------------------------------------------------------------------------------------------------------

                                             Surface Transportation
                                      ------------------------------------                                  Marine
  Fiscal year ended Dec. 31, 1999      Rail        Intermodal        Total                                 Services        Total
-----------------------------------------------------------------------------------------------------------------------------------
  Revenue from External Customers     $  5,623       $  943         $  6,566                               $ 3,809       $  10,375
  Intersegment Revenue                      --           16               16                                    --              16
  Operating Income                         823           84              907                                    48             955
  Assets                                12,985          401           13,386                                 1,290          14,676
  Depreciation Expense                     469           24              493                                    90             583
  Property Additions                     1,298           63            1,361                                    86           1,447
-----------------------------------------------------------------------------------------------------------------------------------

                                             Surface Transportation
                                      ------------------------------------                                  Marine
  Fiscal year ended Dec. 25, 1998      Rail        Intermodal        Total                                 Services        Total
-----------------------------------------------------------------------------------------------------------------------------------
  Revenue from External Customers      $ 4,956       $  618          $ 5,574                               $ 3,916         $ 9,490
  Intersegment Revenue                      --           30               30                                    --              30
  Operating Income                       1,001           33            1,034                                    37           1,071
  Assets                                11,897          217           12,114                                 2,453          14,567
  Depreciation Expense                     450           18              468                                   130             598
  Property Additions                     1,212           99            1,311                                    54           1,365
 ----------------------------------------------------------------------------------------------------------------------------------

  A reconciliation of the totals reported for business segments to the applicable line items in the consolidated financial statements is as follows:

                                                                              2000                 1999                    1998
                                                                         ---------------------------------------------------------
  Revenue:
  Revenue from External Customers for Business Segments                   $   8,191           $   10,375               $   9,490
  Intersegment Revenue for Business Segments                                     23                   16                      30
  Elimination of Intersegment Revenue                                           (23)                 (16)                    (30)
                                                                         ---------------------------------------------------------
     Total Consolidated Revenue                                           $   8,191           $   10,375               $   9,490
----------------------------------------------------------------------------------------------------------------------------------
  Operating income:
  Operating Income for Business Segments                                  $     784           $      955               $   1,071
  Reclassification of Minority Interest Expense                                  42                   40                      34
  Loss on Sale, Net of Depreciation Benefit                                      --                 (360)                     --
  Workforce Reduction Program                                                    --                  (55)                     --
  Restructuring Credit                                                           --                   --                      30
  Unallocated Corporate Expenses                                                (21)                  (7)                     (4)
                                                                         ---------------------------------------------------------
     Total Consolidated Operating Income                                  $     805           $      573               $   1,131
----------------------------------------------------------------------------------------------------------------------------------
  Assets:
  Assets for Business Segments                                            $  14,490           $   14,676               $  14,567
  Investment in Conrail                                                       4,668                4,663                   4,798
  Elimination of Intercompany Receivables                                      (186)                 (32)                    (36)
  Non-segment Assets/(a)/                                                     1,563                1,413                   1,098
                                                                         ---------------------------------------------------------
     Total Consolidated Assets                                            $  20,535           $   20,720               $  20,427
----------------------------------------------------------------------------------------------------------------------------------
  Depreciation Expense:
  Depreciation Expense for Business Segments                              $     552           $      583               $     598
  Non-segment Depreciation/(a)/                                                  48                   38                      32
                                                                         ---------------------------------------------------------
     Total Consolidated Depreciation Expense                              $     600           $      621               $     630
----------------------------------------------------------------------------------------------------------------------------------

Property Additions:
Property Additions for Business Segments                                $ 864       $  1,447     $  1,365
Non-segment Property Additions/(a)/                                        49             70          114
                                                                        ---------------------------------
   Total Consolidated Property Additions                                $ 913       $  1,517     $  1,479
---------------------------------------------------------------------------------------------------------

Marine Services includes minority interest expense which is reclassified to other income in eliminations and other. Marine Services 1999 and 1998 operating expenses have been restated to conform to 2000 presentation.

(a) Non-segment assets include corporate cash and cash equivalents and assets of non-transportation businesses and discontinued operations. Non-segment depreciation and property additions are primarily attributable to non-transportation businesses and discountinued Operations. Principal non-transportation businesses include real estate and resort operations and information technology subsidiaries serving multiple segments.

     Included in the consolidated financial statements are the following amounts related to geographic locations:

                                               2000      1999       1998
--------------------------------------------------------------------------
Revenues:/(b)/
United States                               $ 7,895   $  8,141    $ 7,266
Asia                                            249      1,378      1,239
Europe                                           24        516        668
Other                                            23        340        317
                                            -----------------------------
  Total Consolidated Revenues               $ 8,191   $ 10,375    $ 9,490
-------------------------------------------------------------------------

(b) Revenues are attributed to geographic locations based on port of origin for container-shipping operations and the location of the service provided for all other operations.

     More than 95% of the company's long-lived assets are located in the United States. The company does not have a single external customer that represents 10% or more of its consolidated revenue.

--------------------------------------------------------------------------------

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors of CSX Corporation

We have audited the accompanying consolidated statements of financial position of CSX Corporation and subsidiaries as of December 29, 2000 and December 31, 1999, and the related consolidated statements of earnings, cash flows, and changes in shareholders' equity for each of the three fiscal years in the period ended December 29, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSX Corporation and subsidiaries at December 29, 2000 and December 31, 1999 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the Consolidated Financial Statements, in 1999 the company changed its method of accounting for insurance-related assessments.


                               Ernst & Young LLP

Richmond, Virginia
February 14, 2001


------------------------------------------------------------------------------------------------------------------------------------
    Quarterly Financial Data  (Unaudited)

Year                                                           2000                                  1999
                                           ---------------------------------------------------------------------------------------
Quarter                                       1st        2nd        3rd        4th             1st        2nd       3rd       4th
----------------------------------------------------------------------------------------------------------------------------------
Operating Revenue                           $2,034     $2,071      $2,039     $2,047          $2,433   $ 2,509    $2,807    $2,626
Operating Expense                            1,860      1,882       1,815      1,829           2,165     2,246     2,797     2,594
                                           ---------------------------------------------------------------------------------------
Operating Income                               174        189         224        218             268       263        10        32
Other Income and Expense
Other Income                                    (5)        24           3         (7)            (35)       23        17        47
Interest Expense                               134        139         140        130             133       127       133       128
                                           ---------------------------------------------------------------------------------------
Earnings from Continuing Operations
 Before Income Taxes                            35         74          87         81             100       159      (106)      (49)
Income Tax Expense                              10         26          28         27              30        52        12       (22)
                                           ---------------------------------------------------------------------------------------
Earnings before Discontinued Operations
 and Cumulative Effect of Accounting Change     25         48          59         54              70       107      (118)      (27)
Earnings from Discontinued,  Operations,
 Net of Tax                                      4          7           3          -               5         7         5         2
Gain on Sale of Discontinued Operations,
 Net of Tax                                                           365                          -         -         -         -
                                           ---------------------------------------------------------------------------------------
Earnings before Cumulative Effect of
 Accounting Change                              29         55         427         54              75       114      (113)      (25)
Cumulative Effect on Prior Years of
 Accounting Change for Insurance-Related
 Assessments, Net of Tax                         -          -           -          -             (49)        -         -         -
                                          ----------------------------------------------------------------------------------------
Net Earnings                                $   29     $   55      $  427     $   54          $   26   $   114    $ (113)   $  (25)
----------------------------------------------------------------------------------------------------------------------------------
Per Common Share
Earnings Per Share:
Before Discontinued Operations and
  Cumulative Effect of Accounting Change    $  .12     $  .23      $  .28     $  .26          $  .34   $   .51    $ (.57)   $ (.13)
Earnings from Discontinued Operations          .02        .03         .01          -             .02       .03       .03       .01
Gain on Sale of Discontinued Operations          -          -        1.73          -               -         -         -         -
Cumulative Effect of Accounting Change           -          -           -          -            (.24)        -         -         -
                                           ---------------------------------------------------------------------------------------
Including Discontinued Operations and
 Cumulative Effect of Accounting Change     $  .14     $  .26      $ 2.02     $  .26          $  .12   $   .54    $ (.54)   $ (.12)
                                           ---------------------------------------------------------------------------------------
Earnings Per Share, Assuming Dilution:
Before Discontinued Operations and
 Cumulative Effect of Accounting Change     $  .12     $  .23      $  .28     $  .26          $  .34   $   .50    $ (.57)   $ (.13)
Earnings from Discontinued Operations          .02        .03         .01          -             .02       .03       .03       .01
Gain on Sale of Discontinued Operations          -          -        1.73          -               -         -         -         -
Cumulative Effect of Accounting Change           -          -           -          -            (.24)        -         -         -
                                           ---------------------------------------------------------------------------------------
Including Discontinued operations and
 Cumulative Effect of Accounting Change     $  .14     $  .26      $ 2.02     $  .26          $  .12   $   .53    $ (.54)   $ (.12)
                                           ---------------------------------------------------------------------------------------
Dividends Per Share                         $  .30     $  .30      $  .30     $  .30          $  .30   $   .30    $  .30    $  .30
                                           ---------------------------------------------------------------------------------------
Market Price
 High                                       $33.44     $24.56      $27.63     $27.69          $45.50   $ 53.94    $51.63    $43.56
 Low                                        $20.25     $19.50      $21.00     $20.06          $36.00   $ 36.81    $41.44    $28.81

All periods have been restated to reflect contract logistics as a discontinued operation.

(a) First quarter 1999 consists of 14 weeks; all other quarters presented consist of 13 weeks.

(b) Third and fourth quarters of 1999 reflect pretax charges of $298 million and $62 million, respectively, to recognize a loss on the sale of international container-shipping assets, net of a benefit from discontinuing depreciation on those assets from the date of the agreement to sell. The charges reduced net earnings by $236 million, $1.11 per share, and $35 million, 16 respective cents per share,in the quarters.

(c) Fourth quarter 1999 includes a $55 million pretax charge for a work-force reduction program. The charge reduced net earnings by $34 million, 16 cents per share.

(d) Second the quarter 1999 includes a pretax gain of $27 million on the sale of the company's Grand Teton Lodge resort subsidiary. The gain increased on the net earnings by $17 million, 8 cents per share.

(e) First quarter 1999 includes a $49 million after-tax charge to recognize the cumulative effect on prior years of adopting a new accounting rule related to workers' compensation second injury fund assessments. The charge reduced earnings per share for the quarter by 24 cents.


     Shares Outstanding as of Jan. 26, 2001: 212,982,301
     Common Stock Shareholders as of Jan. 26, 2001: 49,083

Shareholder Information
--------------------------------------------------------------------------------

Shareholder Services

  Shareholders with questions about their accounts should contact the transfer agent at the address or telephone number shown below.

Transfer Agent, Registrar and Dividend Disbursing Agent

Computershare Investor Services LLC
Attn: Shareholder Communications
2 North LaSalle Street
P.O. Box A3504
Chicago, IL 60690-3504 (800) 521-5571
e-mail: web.queries@computershare.com

CSXDirectInvest(sm)
P. O. Box A3309
Chicago, IL 60690-3309
(888) 261-6800 for enrollment information
(800) 521-5571 for all other calls
e-mail: web.queries@computershare.com

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

Investor Relations

Fredrik J. Eliasson
Director of Financial Planning and Investor Relations
CSX Corporation
50 N. Laura St., J-100
Jacksonville, FL 32202
(904) 359-3305
e-mail: Fred_Eliasson@csx.com

Shareholder Services

Karen L. Kennedy
Administrator-Shareholder Services
CSX Corporation
P. O. Box 85629
Richmond, VA 23285-5629
(804) 782-1465
e-mail: Karen_Kennedy@csx.com

  CSX provides dividend reinvestment and stock purchase plans for employees, shareholders and potential shareholders as a convenient method of acquiring CSX shares through direct purchase, dividend reinvestment and optional cash payments.

  CSXDirectInvest(SM) permits the purchase and sale of shares directly though Computershare, our transfer agent. Through this plan, no service charges or brokerage commissions apply to share purchases, and sales can be made with minimal charges and commissions. Initial investment for a non-shareholder is $500 plus a $10 one-time enrollment fee. You do not need to own shares of CSX stock to enroll in this plan. However, if you are a current shareholder, the initial investment and enrollment fee are waived.

Other benefits of CSXDirectInvest(SM) include the ability to:

 . Reinvest dividends automatically in CSX common stock without payment of any brokerage commissions or service charges, or you may receive dividend payments on some or all of your shares.

 . Make optional cash investments with as little as $50 per month, or up to $10,000 per month, without any charges or commissions.

 . Make gifts of CSX shares to others through the plan, and present them with a gift memento if desired.

   To obtain a prospectus or other information regarding CSXDirectInvest(SM), please call or write the Computershare Dividend Reinvestment Department at the phone number or address above. Or, if you prefer, please visit our web site at www.computershare.com.

Stock Held in Brokerage Accounts

  When a broker holds your stock, it is usually registered in the broker's name, or "street name." We do not know the identity of shareholders holding stock in this manner. We know only that a broker holds a certain number of shares that may be for any number of customers. Any stock held in a street-name account is not eligible to participate in CSXDirectInvest(SM) (see above). For shares held in a street-name account, you will receive dividend payments, annual reports and proxy materials through your broker. Please notify your broker, not Computer-share, if you wish to eliminate unwanted, duplicate mailings.

Lost or Stolen Stock Certificates

  If your stock certificates are lost, stolen or in some way destroyed, notify Computershare in writing immediately.

Multiple Dividend Checks and Duplicate Mailings

  Some shareholders hold their stock on CSX records in similar but different names (e.g. John A. Smith and J.A. Smith). When this occurs, we are required to create separate accounts for each name. Although the mailing addresses are the same, we are required to mail separate dividend checks to each account.

Consolidating Accounts

  If you want to consolidate separate accounts into one account, contact Computershare for the necessary forms and instructions. When accounts are consolidated, it may be necessary to reissue the stock certificates.

Dividends

  CSX pays quarterly dividends on its common stock on or about the 15th of March, June, September and December, when declared by the board of directors, to shareholders of record approximately three weeks earlier. CSX offers direct deposit of dividends to shareholders that request it. If you are interested, please contact Computershare at the address or phone number shown above.

Replacing Dividend Checks

  If you do not receive your dividend check within 10 business days after the payment date or if your check is lost or destroyed, notify Computershare so payment can be stopped and a replacement check issued.

Corporate Information
--------------------------------------------------------------------------------

Headquarters

 One James Center
 901 East Cary Street
 Richmond, VA 23219-4031
 (804) 782-1400
 www.csx.com

Market Information

  CSX's common stock is listed on the New York, London and Swiss stock exchanges and trades with unlisted privileges on the Midwest, Boston, Cincinnati, Pacific and Philadelphia stock exchanges. The official trading symbol is "CSX."

Description of Common and Preferred Stocks

  A total of 300 million shares of common stock are authorized, of which 212,737,613 shares were outstanding as of Dec. 29, 2000. Each share is entitled to one vote in all matters requiring a vote of shareholders. There are no pre-emptive rights. At Dec. 29, 2000, there were 48,995 registered common stock shareholders.

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

Annual Shareholder Meeting

   10 a.m., Thursday, May 1, 2001
   The Greenbrier
   White Sulphur Springs, W.Va.

Shareholder House Parties at The Greenbrier

  Throughout the year, The Greenbrier offers Shareholder House Parties featuring discounted rates and special activities. Shareholder House Parties in 2001 are scheduled for:

      Easter - April 12-16
      Annual Meeting - April 29-May 2
      Labor Day - August 31-September 4

  For information on shareholder parties, contact Maryann Sanford, Reservations Department, The Greenbrier, 300 W. Main Street, White Sulphur Springs, WV 24986, or phone toll-free (800) 624-6070 or e-mail to:

     The_Greenbrier@greenbrier.com.

  Again in 2001, The Greenbrier is pleased to extend to all shareholders a 10 percent discount on their Modified American Plan rates, applicable to one visit per year. Reservations will be accepted on a space-available basis. This offer does not apply during CSX House Parties, when rates are already discounted, or if a shareholder is attending a conference being held at The Greenbrier.

FORM 10-K

  A copy of the company's annual report to the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to Shareholder Relations, CSX Corporation, P. O. Box 85269, Richmond, Va. 23285-5629. The Form 10-K also is available on the company's web site at www.csx.com.

Board of Directors and Officers
--------------------------------------------------------------------------------

Board of Directors

Elizabeth E. Bailey/(1,2,5)/
John C. Hower Professor of Public Policy and Management, The Wharton School,
University of Pennsylvania, Philadelphia, Pa.

H. Furlong Baldwin/(2)/
Chairman
Mercantile Bankshares Corporation,
Baltimore, Md.

Claude S. Brinegar/(5)/
Retired Chief Financial Officer and
Vice Chairman
Unocal Corp., Menlo Park,Calif.

Robert L. Burrus Jr./(4,5)/
Partner and Chairman
McGuireWoods LLP
Richmond, Va.

Bruce C. Gottwald/(1,3,4)/
Chairman and CEO
Ethyl Corporation, Richmond, Va.

John R. Hall/(3,5)/
Former Chairman of Arch Coal Inc. and
Retired Chairman and CEO
Ashland Inc., Ashland, Ky.

E. Bradley Jones/(4)/
Consultant
Former Chairman and CEO
LTV Steel Company, Pepper Pike, Ohio

Robert D. Kunisch/(3,5)/
Special Partner ABS Partners and
Senior Adviser and Former Vice Chairman
CendantCorporation, Hunt Valley, Md.

James W. McGlothlin/(2,4)/
Chairman and CEO
The United Company, Bristol, Va.

Southwood J. Morcott/(2,4)/
Retired Chairman of the Board
Dana Corporation, Toledo, Ohio

Charles E.Rice/(1,3)/
Chairman, Mayport Venture Partners LLC
and Retired Vice Chairman Corporate
Development, Bank of America,
Jacksonville, Fla.

William C. Richardson/(1,5)/
President and CEO
W.K. Kellogg Foundation, Battle Creek, Mich.

Frank S. Royal, M.D./(2,3)/
Physician and Health Care Authority
Richmond, Va.

John W. Snow/(1)/
Chairman, President and CEO
CSX Corporation, Richmond, Va.

Key to committees of the board

1 - Executive, 2 - Audit, 3 - Compensation,
4 - Pension,   5 - Nominating and Organization

Corporate Officers

John W. Snow*
Chairman, President and CEO

Paul R. Goodwin*
Vice Chairman and Chief Financial Officer

Mark G. Aron*
Executive Vice President-Law and Public Affairs

Ellen M. Fitzsimmons
Senior Vice President-Law

Andrew B. Fogarty*
Senior Vice President-Corporate Services

Kenneth H. Johnson
Senior Vice President-E-Business

Lester M. Passa*
Senior Vice President-Strategic Planning

William J. Ryan, Jr.
Senior Vice President-Human Resources

Peter J. Shudtz
Senior Vice President-Regulatory Affairs and
Washington Counsel

Jesse R. Mohorovic*
Group Vice President-Corporate
Communications and Investor Relations

David A. Boor
Vice President and Treasurer

Asok K. Chaudhuri
Vice President-Financial Planning

Arnold I. Havens
Senior Vice President-Government Affairs

William F. Miller
Vice President-Audit and Advisory Services

James P. Peter
Vice President-Taxes

James L. Ross*
Vice President and Controller

Alan A. Rudnick
Vice President-General
Counsel and Corporate Secretary

Michael J. Ruehling
Vice President-State Relations

James A. Searle Jr.
Vice President-Administration

*  Executive officers of the corporation.


Unit Officers

CSX Transportation Inc.
Michael J. Ward*
President

Alan F. Crown
Executive Vice President-Transportation

P. Michael Giftos*
Executive Vice President and
Chief Commercial Officer

W. Michael Cantrell
Senior Vice President-Mechanical and
Engineering

James W. Fallon
Senior Vice President-Transportation

Frederick J. Favorite, Jr.*
Senior Vice President-Finance

William J. Flynn
Senior Vice President-Merchandise Service
Group

Christopher P. Jenkins
Senior Vice President-Coal Service Group

Howard J. Levy
Senior Vice President-Supply and Services

Franklin E. Pursley
Senior Vice President-Service Design

CSX Intermodal Inc.

Clarence W. Gooden
President and CEO

CSX Lines LLC

Charles G. Raymond*
President

CSX World Terminals LLC

Robert J. Grassi*
President and CEO

CSX Technology Inc.
Charles J. O. Wodehouse, Jr.
President

The Greenbrier

Ted J. Kleisner
President and Managing Director

Yukon Pacific Corporation

Jeff B. Lowenfels
President and CEO

* Executive officers of the corporation.

CSX Corporation

One James Center / 901 East Cary Street / Richmond, VA 23219-4031
(804) 782 1400 / www.csx.com


CSX Transportation Inc.

500 Water Street / Jacksonville, FL 32202
(904) 359 3100 / www.csxt.com


CSX Intermodal Inc.

301 West Bay Street / Jacksonville FL 32202
(904) 633 1000 / www.csxi.com


CSX Lines LLC

2101 Rexford Road / Suite 350 West / Charlotte, NC 28211
(704) 973 7000 / www.csxlines.com


CSX World Terminals LLC

2101 Rexford Road / Suite 250 West / Charlotte, NC 28211
(704) 973 7200 / www.csxworldterminals.com


The Greenbrier

300 West Main Street / White Sulphur Springs, WV 24986
(304) 536 1110 / www.greenbrier.com


Yukon Pacific Corporation

1049 West 5th Avenue / Anchorage, AK 99501
(907) 265 3100 / www.csx.com/business/ypc

                            [CSX CORPORATION LOGO]