Form 10-K, Exhibit 13
period 2001-12-28
CSX CORP
filed 2002-03-04
CIK 277948

                                   A Part Of
                                    America

                                CSX CORPORATION

                                    [PHOTO]






                               ANNUAL REPORT 2001

Contents

   1  Financial Highlights

   2  Chairman's Message

   8  Review of Operations

  12  Safety, Environmental
      & Public Policy

  15  Financial Information

  54  Shareholder Information

  55  Corporate Information

  56  Board of Directors and Officers

                                                         [PHOTO]

                                          1. Roy Thigpen, Network Operations
                                          2. Lana Suggs, Property Services
                                          3. Bob Frulla, Transportation
                                          4. Ray Poinsette, Finance
                                          5. Angela Dudones, Financial Reporting
                                          6. Susan Wit, Customer Service

-----------------------
Financial Highlights
-----------------------

(Millions of Dollars, Except Per Share Amounts)       2001        2000        1999        1998        1997
------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations
   Operating Revenue                                $  8,110    $  8,191    $ 10,375    $  9,490    $ 10,232
   Operating Expense                                   7,153       7,386       9,802       8,359       8,673
                                                    --------------------------------------------------------

   Operating Income                                 $    957    $    805    $    573    $  1,131    $  1,559
                                                    --------------------------------------------------------
   Net Earnings from Continuing Operations          $    293    $    186    $     32    $    520    $    785
                                                    --------------------------------------------------------
   Earnings Per Share from Continuing Operations    $   1.39    $    .88    $    .15    $   2.47    $   3.74
   Earnings Per Share, from Continuing Operations
     Assuming Dilution                              $   1.38    $    .88    $    .15    $   2.43    $   3.66
------------------------------------------------------------------------------------------------------------
Financial Position
   Cash, Cash Equivalents and
     Short-term Investments                         $    618    $    686    $    974    $    533    $    690
   Working Capital Deficit                          $ (1,229)   $ (1,231)   $   (910)   $   (616)   $   (532)
   Total Assets                                     $ 20,801    $ 20,548    $ 20,828    $ 20,535    $ 20,065

   Long-term Debt                                   $  5,839    $  5,896    $  6,304    $  6,540    $  6,524
   Shareholders' Equity                             $  6,120    $  6,017    $  5,756    $  5,880    $  5,766
------------------------------------------------------------------------------------------------------------
Other Data Per Common Share
   Cash Dividends                                   $    .80    $   1.20    $   1.20    $   1.20    $   1.08
   Book Value                                       $  28.64    $  28.28    $  26.35    $  27.08    $  26.41
   Market Price -- High                             $  41.30    $  33.44    $  53.94    $  60.75    $  62.44

                -- Low                              $  24.81    $  19.50    $  28.81    $  36.50    $  41.25
------------------------------------------------------------------------------------------------------------
Employees-Annual Averages
   Rail                                               35,080      35,496      31,952      28,358      27,864
   Other                                               6,313       9,859      16,998      17,789      19,047
                                                    --------------------------------------------------------
     Total                                            41,393      45,355      48,950      46,147      46,911
------------------------------------------------------------------------------------------------------------

See accompanying Consolidated Financial Statements (All periods have been restated to reflect contract logistics as a discontinued operation)

Significant non-recurring items include the following:

   2001 - A provision in the fourth quarter of 2001 to account for the proposed settlement of the 1987 New Orleans tank car fire litigation. This charge reduced earnings by $60 million, $37 million after tax, 17 cents per share.

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

Chairman's Message

   Strong progress on many fronts in 2001 gives me great confidence for CSX Corporation's prospects this year and for the foreseeable future. At a time when the nation fell into the deepest recession in more than two decades, CSX earnings increased substantially, and our stock strengthened in contrast to the decline in the stock market overall. This performance stands as a tribute to the 41,000 dedicated, talented and extremely hard working CSX people who, with great pride in our company, pulled together not only to regain our footing but effect a stunning turnaround.

   Our railroad, which is the heart and soul of our company, proved that its stated strategy of "Back to Basics" is the right blueprint for future growth. With its painstaking tracking of key operating metrics on a daily basis and intense focus on improvement, CSX Transportation recaptured the confidence of customers by delivering consistent, reliable and dramatically improved service. The railroad is demonstrating that better operating performance pays off in efficiency as well, as shown by the fact that unit costs are down sharply. As Al Crown, our Executive Vice President for Operations likes to say, "better is cheaper," meaning that running a smooth, reliable railroad responsive to customer service requirements is also a lower cost, more efficient railroad. Most heartening is our conviction that we are just starting to build momentum and can grow earnings significantly as the economy recovers, industrial production picks up and rail revenues strengthen.

   Our financial situation is sound. We have a highly disciplined approach to capital as part of our overall goal to produce strong free cash flow. Capital is husbanded and deployed on projects that support our extensive infrastructure, promote service and efficiency, and ensure safe operations. With earnings on the upswing, we expect to generate substantial free cash flow in coming years and will use those monies to enhance shareholder returns.

CSX Transportation is, indeed, on the right track and has the capability to grow revenues and earnings considerably over the next several years.

                      [PHOTO]
                    John Snow
               Chairman & CEO

   Michael Ward, President of CSX Transportation, and his strong management team are transforming not only the operations of the railroad but renewing its spirit. In less than two years, a framework has been established to become the safest, most progressive North American railroad, relentless in the pursuit of customer and employee excellence. A unity of purpose has emerged to capitalize on the efficiency of rail transportation to serve America. Guided by a simple set of core values - putting the customer first, recognizing that our people make the difference, instilling safety as a way of life, ensuring a fact-based approach to decision making, and achieving the right results, the right way - Michael and his team are charting a path to long term success.

   We have a strong heritage to build upon. While CSX is a young company formed in 1980, our roots trace back 175 years. Our predecessor railroads have been pioneers, stitching together America's transportation fabric ever since 1827 when the Baltimore & Ohio stretched America's first 14 miles of steel rail from Baltimore to Ellicott's Mills. CSX and its predecessors have played a storied role in building our country and today are an essential part of the infrastructure that sustains the American economy.

   We are proud that CSX is a substantial company providing much valued and much needed service to the economy. There is nothing ephemeral about our business - the 23,000 miles of track we own and operate, the 200 yards and terminals across the eastern half of the country, the 3,600 locomotives and 100,000 railcars that hauled and carried 7.1 million carloads of freight more than 228 billion ton-miles last year. Many vital industries depend upon us and are key customers - coal, chemicals, autos, paper and forest products, metals, agriculture, minerals, and food and consumer companies. In addition, CSX Intermodal is a critical link to U.S. involvement in world trade, and CSX Lines and CSX World Terminals are competitive, highly regarded leaders in the maritime industry. The Greenbrier stands for excellence in the resort industry. All of our companies provide good jobs and stimulating careers for employees.

   Certainly, the past year has been a difficult time for all of us. The tragic events of September 11 have had a sobering impact. But the resilience of our nation and the courage of our citizens have been reaffirmed over the past several months. We have gathered together, reminded ourselves of the values we cherish most and resolved to overcome the threats that confront us. Something very good, very noble is happening in America, and it reminds us how fortunate we are.

The Year in Review
------------------

   2001 net income from continuing operations was $293 million, or $1.38 per share, compared to $186 million, or 88 cents per share in 2000. Results for 2001 include a provision of $60 million for the proposed settlement of the New Orleans tank car fire case. Rail and intermodal led the way with operating earnings, excluding the New Orleans provision, of $907 million, up 27%. It is noteworthy that, taken together, rail and intermodal quarterly earnings were highest in the fourth quarter of 2001, when the economy was at the lowest point of the year. Revenues were flat year to year, even though the railroad carried nearly 3% fewer carloads because of the downturn in demand. Our marine businesses also performed well in a very difficult year for container shipping and had higher earnings as well.

   Capital spending totaled $930 million in 2001 with rail outlays accounting for $848 million, or 91%. The lion's share of these monies - $540 million - was spent to upgrade track infrastructure. We will continue to allocate 60% of this year's approximately $1 billion capital budget to ensure that our 23,000-mile network is maintained at a high safety standard and ready to support the greater levels of traffic expected in a stronger economy. Locomotive and car fleets are in good shape and spending in this area - $185 million in 2001 - will be lower this year. Spending in our other businesses was less than $100 million in 2001 and will be about the same in 2002.

   Free cash flow in 2001 was below breakeven but in line with our expectations, given the prevailing economic weakness. We foresee cash flow turning positive this year, and we expect this important financial measure to continue to trend upward in 2003 and beyond as the economy bounces back.

   After a careful analysis, in July 2001 the Board of Directors made the important decision to reduce the quarterly cash dividend from 30 cents to 10 cents per share. This action brought the CSX dividend pay out in line with the rest of the railroad industry. The Board believes that more financial flexibility is in the best interest of shareholders and will increase the company's value over the long term.

   Rail performance and prospects are the primary determinant of CSX Corporation's valuation on Wall Street. With the difficult and distracting Conrail integration behind us, our efforts have been devoted to bringing rail service up to the levels that customers require and to even surpass their expectations. Having gone through the integration process, we are now in a position to capitalize on the great promise of the Conrail transaction, which gives us a vast network covering most of the population centers of the eastern U.S.

   Rail service is an economically advantageous and environmentally friendly transportation choice for customers moving large volumes of commodities and manufactured goods relatively long distances. But this choice will only be made if the service provided is consistently reliable. Our customers are absolutely right to demand nothing less from us, and we have to meet this fundamental requirement every day to grow and be successful.

   In 2001, CSX took great strides to reaffirm the value we provide. First and foremost, service improved measurably and visibly. Service gains enabled us not only to lower our cost base but gave us a solid platform to pursue a series of successful marketing initiatives that increased revenues and offset the decline in carloads. Also contributing importantly was strong coal demand - particularly in the first half of the year - which buffered weakness in a number of other commodity sectors.

[PHOTO]

Michael Ward, President of CSX Transportation, and his strong management team are transforming not only the operations of the railroad but renewing its spirit.

Our nation's rail network remains the most efficient means for transporting large volumes of commodities and manufactured goods that form the backbone of our economy.

                                    [PHOTO]

   Building on the effort started in 2000, CSX Transportation set challenging service, safety and operating goals for 2001, which were consistently met, stretched and met again as the year progressed. Performance against a set of these 18 measurements was posted every day across the railroad so that our people all knew how we were doing and what areas required more attention. Key measurements include network velocity, the number of cars-on-line in the network, safety data, the time a railcar spends in a yard before proceeding to destination, on-time departures and arrivals as well as crew utilization and locomotive productivity. By monitoring daily performance and reviewing weekly, monthly and quarterly trends, the railroad identified issues that needed to be resolved and took prompt action to improve results. By year-end, the railroad was running faster and more efficiently than at any time in its long history.

   Improved efficiency reduces costs. In 2001, $243 million of operating expenses were taken out. Notably, the rail management team remains focused on the cost base, and programs are in place to achieve ambitious cost reduction goals. With revenues expected to go up this year, the railroad's operating ratio, i.e., total costs as a percentage of total revenues, should improve considerably.

   Pricing to reflect the value of our service is an important component of our growth strategy and is a key focus of our marketing and sales group. Price increases are difficult to achieve even in good economic times and a formidable challenge in times of weak demand when customer profit margins are under terrific pressure. In 2001, approximately $130 million of rate increases were obtained, largely offsetting the 3% decline in carloads attributable to the recession. This is the second year in a row that CSXT has been able to raise rates in selected markets, reversing a ten-year trend of declining real rates. This is hard evidence that customers recognize the value of good rail service.

   Both CSXT and CSXI also focused on recapturing business from the more costly but usually reliable trucking industry. Taking trucks off the highways was a stated goal of the Conrail merger implemented in June 1999. In the past year, 350,000 truckloads of merchandise moved onto our rails, and we are targeting an additional 450,000 loads for 2002. This remains a huge growth opportunity. We have identified more than nine million truckloads now on the highways that could be moving on us. We are confident that we can compete for this traffic by offering an attractive value proposition to the customer. This is a great challenge and sizable opportunity that, if captured, would more than double our current annual intermodal volume and increase merchandise carloads by 50%.

   Coal is critical to our railroad, accounting for approximately 23% of annual Surface Transportation revenues. CSXT is extremely well positioned in coal transportation, serving more than 100 Appalachian mines. High quality coal from these mines move mainly to electric utility generating stations located on the Midwestern, Mid-Atlantic and Southern parts of our rail network. Transportation contracts, ranging from one to five years, are the rule, and the coal is carried on unit trains often exceeding 100 cars in length. Moving directly point to point - from mine to utility plant on a regular basis - is highly efficient from the operating standpoint and matches the requirements of producers and users.

   This business was especially strong in the first half of the year as low utility stockpiles following a cold winter season called for substantial replenishment. In fact, coal producers were hard pressed to meet demand and spot coal prices skyrocketed. But a mild summer and fall, coupled with a rapidly declining economy, resulted in low electricity usage reversing the supply/demand equation. Accordingly, coal movements slowed in the second half of the year. Importantly, we see long-term opportunities for coal in the markets we serve and are confident that returns from this sector will continue to be beneficial to the railroad.

 Our railroad, which is the heart and soul of our company, proved that its stated strategy of "Back to Basics" is the right blueprint for future growth.

   Good service gives us many new marketing options. One of these options is working with other Class I railroads. More than ever before, we are extending our service through specialty market alliances. We are now offering service packages with the major Western and Canadian railroads providing dedicated, high speed, reliable, seamless service to and from East and West Coast markets. This has opened up new opportunities for us with time-sensitive customers moving wines and spirits, fruits and vegetables as well as intermodal shipments. We have also established a strong framework for increasing our participation in the growing NAFTA trade and have strengthened our marketing group in Mexico to develop this business in concert with Union Pacific. Alliances such as these leverage our respective networks and are viewed favorably by the Surface Transportation Board, the federal agency overseeing U.S. railroads.

   We see opportunities to work jointly on the operating side of our business as well. With the help of the Norfolk Southern and other railroads, last July we were able to complete a massive track repair and renovation project in a major Southeastern corridor in a highly efficient manner. By rerouting traffic over NS's adjacent track, our engineering department was able to suspend operations on 365 miles of track and deploy 800 employees and 360 pieces of equipment to complete this major undertaking in four days. This project would have taken three months to complete had the work been conducted on a gradual, mile-by-mile basis. The benefits extended to our customers, who experienced no slowdown of service on this important main line.

   Important technological breakthroughs were made in 2001. CSXT developed and patented an onboard, low-cost, auxiliary power unit enabling us to shut down locomotives when not needed, producing substantial fuel savings and, even more importantly, greatly reducing emissions. The U.S. Environmental Protection Agency has approved this emission control compliance strategy, and we will be employing it extensively on CSX and marketing it to other Class I railroads so they can share in the benefits. Late in the year we completed the evaluation of portable locomotive control devices for staging and switching locomotives in our terminal operations. We are working closely with our unions as we apply this proven, safer technology broadly across our network.

   The Six Sigma methodology for analyzing and improving work processes has been adopted wholeheartedly at the railroad. Taking the lead from a number

----------------------------------
CSXT System Scorecard 2000 vs 2001
----------------------------------

  SERVICE                                                             PERCENT
MEASUREMENT                                   2000           2001   IMPROVEMENT

FRA Personal Injury                        19.2/wk        15.2/wk       21%
--------------------------------------------------------------------------------
FRA Derailments                            10.6/wk         6.5/wk       39%
--------------------------------------------------------------------------------
Train Velocity                             19.1 mph       21.7 mph      14%
--------------------------------------------------------------------------------
Dwell                                      30.8 hrs       24.5 hrs      20%
--------------------------------------------------------------------------------
On-Time Originations                       69.2%          88.1%         27%
--------------------------------------------------------------------------------
On-Time Destination Arrival                51.3%          75.6%         47%
--------------------------------------------------------------------------------
of America's great companies practicing Six Sigma extensively, including General Electric, Motorola, and Johnson & Johnson, Michael Ward formed a high level group to lead the organization to make CSXT a Six Sigma company. Essentially, this fact-based, highly structured, sophisticated business process targets error rates and systematically challenges long-held assumptions. The goal is to determine the best, most accurate way to conduct a myriad of day-to-day business processes thus increasing efficiency and customer responsiveness.

   Underpinning all that we do is a fervent dedication to becoming the safest railroad in the world. We know that the relationship of safe operations to efficient service is real and quantifiable. In 2001, we made significant, but not fully satisfying, progress in the critical areas of reducing employee injuries and train derailments, improving by 21% and 39%, respectively. This is not good enough. For 2002, the management team is launching a safety leadership process across the network challenging the organization to achieve the goal of becoming the safest railroad. This program commits us to approaching safety from a more personal and more collaborative standpoint, and we are confident that we can change long-held behaviors of both management and craft employees to reach this paramount, mutually desired, fundamental goal.

Building on the effort started in 2000, CSX Transportation set challenging service, safety, and operating goals for 2001, which were consistently met, stretched and met again as the year progressed.

   In recent years, CSX Corporation has changed shape. The strategic shift to become a rail-based company is the right course for us. It is a business we know well and can grow substantially. The 2000 sale of our international container-shipping unit was opportune - the global segment of this industry is undergoing a wrenching, loss-laden business cycle that shows no sign of turning in the foreseeable future. We are gratified, however, to have kept elements of the former Sea-Land operations that are more stable and contributed to our bottom line improvement in 2001.

   CSX World Terminals is a fine company that maintained a high level of profitability in a turbulent year when world trade declined sharply. Proving its reputation for unmatched container handling and industrial engineering expertise, World Terminals offset a substantial falloff in container throughputs by eliminating low margin operations and stringently monitoring costs in all areas. Key terminal facilities in Hong Kong and mainland China are crown jewels of this business, and in 2001 World Terminals was selected to manage the redevelopment of the port of Pusan,

 Having gone through the integration process, we are now in a position to capitalize on the great promise of the Conrail transaction, which gives us a vast network covering most of the population centers of the eastern U.S.

                                    [PHOTO]

South Korea, already the world's third busiest container port. Most observers see East Asia as the world's fastest growing region over this decade, and our assets here have significant value.

     While we are out of the volatile international container business, CSX Lines has a strong position in the Jones Act-controlled domestic container trades Serving Alaska, Hawaii, Guam and Puerto Rico, CSX Lines increased profitability significantly in 2001. Here again reliable service and management's close attention to costs overcame lackluster demand as the economy faltered. Puerto Rico was especially hard hit, but the Alaska trade was solid, and market share gains were achieved in Hawaii.

     The Greenbrier is an icon in the resort industry, and we are pleased that so many of our shareholders are proud, appreciative guests. It too managed well in 2001, overcoming a decline in guest days following the September 11 attacks with a highly successful real estate marketing effort.

The Year Ahead
--------------------------------------------------------------------------------

                                    [PHOTO]

Underpinning all that we do is a fervent dedication to becoming the safest railroad in the world.

     Building on the success of 2001, we are looking for a nice pickup in earnings this year. This will not be easy given the weak overall economy we face, but I am confident we can do it. Clearly, the nation's economy is undergoing a stern test. At this writing, we see industrial production at a low point and less than sanguine consumer confidence. Unemployment is rising and more large layoffs may be in store. Gratifyingly, oil prices are lower, but there are rumblings that OPEC may take action to increase them as the year progresses. Some industries, including major railroad users, are in difficult financial straits and much in need of an upturn in the business cycle. The Bush Administration recognizes the problem and is pushing hard for an economic security package to jump start economic recovery. We support the Administration's proposal and urge Congress to act quickly to get the country back on the growth track. Other legislative initiatives that would help the economy are passage of civil justice reform and critical insurance measures currently pending in Congress.

     Our 2002 plans call for stringent cost controls in all areas and heightened rail network productivity to counter prevailing weak demand. The measures in place for 2002 reflect painstaking analysis and build upon the progress we have been achieving. With the Surface Transportation Board setting new, stricter merger rules, we see little likelihood for disruptive, major rail mergers in the near future.

     While we are not contemplating a workforce reduction program, we see the railroad operating with fewer people this year. The rate of workforce attrition we have been experiencing should accelerate with the passing of the Railroad Retirement and Survivor's Improvement Act of 2001. Together with our unions, CSX had been pressing hard for years to get this retirement bill enacted by the Congress, and it was signed by President Bush on Dec. 21, 2001.

     Most encouraging to us is the operating fluidity of the railroad and the commitment of the entire organization to achieve very ambitious goals. CSX Transportation is, indeed, on the right track and has the capability to grow revenues and earnings considerably over the next several years. Our customers confirm that they are seeing "a new CSX" - a railroad running very reliably and a management team attuned to helping them compete in their own markets. As the economy turns around - a question of "when," not "whether" - we will have a clear opportunity to demonstrate how far we have come and why long-term returns to shareholders should be rewarding.

     2001 is a year none of us will forget. The deaths of so many innocent Americans and the sacrifices imposed on their families overwhelm us and give us pause to reflect on the kind of people we are. Shareholders can be proud of CSX employees and their response to the threats faced. They worked hard and fast to implement security measures to protect not only our people and the assets of the company but to ensure that the vital service we provide to the nation was and is preserved in times of peril.

     Our employees' sense of duty and their countless displays of generosity honor our company. Our deepest thanks go to these terrific men and women and to our Board of Directors, shareholders, customers and friends in the part of America we serve.


/s/ John W. Snow


John W. Snow
Chairman & Chief Executive Officer

------------------------
Review of Operations
------------------------

                                    [PHOTO]

Surface Transportation Year In Review: Poised For Growth

CSX's Surface Transportation business is composed of CSX Transportation and CSX Intermodal, which account for 89% of CSX Corporation revenue and operating income. Surface Transportation entered 2001 optimistic that its efforts to enhance service to its customers, in combination with the strengthening economy, would bring about gains in traffic and improved financial performance.

       [LOGO]
CSX Transportation

     CSX Transportation is the largest railroad in the eastern United States, providing rail freight transportation over a network of more than 23,000 route miles in 23 states, the District of Columbia and two Canadian provinces. Its rolling stock includes more than 3,600 locomotives and 100,000 railcars, which in 2001 hauled nearly 5.1 million carloads of freight. Headquartered in Jacksonville, Fla., CSXT accounted for 75% of CSX's operating revenue and 78% of operating income in 2001.

     CSXT continued its impressive performance, resulting in numerous service enhancements, highway truck traffic conversions to rail, successful pricing initiatives, and substantial productivity gains. The faltering economy reduced revenue but CSXT maintained its market share across its many channels of sale.

     CSXT's service and modal conversion successes in 2001 indicate that, for the first time in decades, it is in a position to grow substantially and regain a larger share of the freight transportation market. It is ready to capitalize on the substantial investments made in the 1990s, including the major restructuring of the rail industry in the East, and to demonstrate to customers the strength of CSXT's rail infrastructure and the commitment of its people.

     This growth opportunity is just beginning to be realized. A difficult two-year period of consolidation is behind us. It has left CSXT with a huge rail network that is now joined and tested; operating issues have been resolved and the company is in a position to capitalize on its potential. Streamlined,

                                    [PHOTO]

In 2001, CSX Transportation achieved substantial gains in traffic formerly moving by highway.

                          Surface Transportation Chart
                             2001 Split of Revenue

                                  [PIE CHART]

significantly expanded market reach is now a fact, no longer a merger objective. Customers are beginning to come back - and new customers are being attracted - trusting the new services now offered and benefiting from the economic efficiency of moving large volumes of freight on steel wheels riding on steel rails. America's railroads are reclaiming a stake in service efficiency held for too long and too singularly by the trucking industry.

     In 2001, CSXT achieved substantial gains in traffic formerly moving by highway. Modal conversions were especially significant in the metals, food and consumer and agricultural markets. In all, CSX converted more than 350,000 loads of new business from highway traffic, representing more than $130 million in new revenue.

     CSXT also was successful increasing rates for services that have been historically undervalued. More than $130 million in rate increases were realized across all commodity lines. CSXT expects to continue aggressively seeking returns that are commensurate with the value of the service it is providing.

     2001 also saw the introduction of new services and product initiatives. A highly successful partnership service was launched with the Union Pacific to provide express transportation of perishables and wine from the West Coast to the Northeast and Southeast. CSX and UP also teamed up to streamline and quicken the transfer of freight at their jointly-served interchange points and developed new, more direct routing configurations. The result was a substantial reduction in transit times for thousands of carloads of freight, increasing productivity and cost savings.

     Important service partnerships also were undertaken with the Burlington Northern Santa Fe and the Canadian National to move freight from western Canada to the U.S. Northeast via CN and to speed the interchange of freight in Chicago with the BNSF. Another initiative enhanced service consistency for the transcontinental shipment of BNSF-CSXT "Ice Cold Express" time-sensitive shipments moving between California and New Jersey. In the East, CSXT introduced a new "Florida Special" service that reduced transit times from Canada and the Northeast to Florida, enabling the company to attract paper and other commodities previously moving by highway or ship. In all, CSX entered into more than a dozen service alliances with the other Class I railroads.

     CSXT accelerated action plans to increase productivity and lower cost through its Performance Improvement Teams and its Six Sigma initiative - a fact-based methodology used by major companies to improve processes, drive out costs and sharpen customer focus. Six Sigma successes saved more than $20 million in 2001, and CSXT is in the process of expanding this program.

     As always, safety remains a central focus of CSXT. FRA reportable injuries were reduced 21% during the year and train derailments were reduced 39%. CSXT is accelerating safety efforts in 2002 and has introduced an ambitious Safety Leadership Process that increases participation and extends responsibility for safe behavior to all employees.

                                    [PHOTO]
                                 CSX Intermodal

                                    [PHOTO]
                              CSX World Terminals

                                    [PHOTO]
                                   CSX Lines

     CSX Intermodal is a transcontinental intermodal service company, providing rail movement of domestic highway trailers, premium parcel business and international steamship containers throughout a network of 49 dedicated intermodal facilities that originate or receive 500 trains a week. In providing this service, CSXI purchases rail transportation services from CSXT and other railroads. CSXI accounted for 14% of CSX's operating revenue and 11% of operating income in 2001. Its headquarters are in Jacksonville, Fla.

     As the nation's only transcontinental intermodal service provider, CSXI serves every region of the country and offers shippers single-line non-stop service between the Midwest and New York and New England. CSXI also serves more ports than any railroad - including on the West Coast - and offers the industry's fastest service between the consumer-rich markets of New York/New England and Florida.

     In 2001, CSXI continued to improve its service and reliability for its domestic and international steamship customers. Intermodal train velocity reached all time highs during the fourth quarter, resulting in increased terminal efficiency and customer load availability.

     CSXI also undertook a comprehensive program to accelerate cooperation and partnership with the nation's major intermodal marketing companies (IMCs), which comprise some 40% of the company's business. Customized plans were developed and implemented to enhance service and develop new products for the largest of the IMCs, resulting in important new business opportunities.

     CSXI's improved service reliability and consistency enabled the company to develop a number of new service offerings during the year. Zip Code pricing that greatly simplifies and speeds customer pricing - and makes CSXI's service more "truck-like" - was introduced in several key intermodal lanes, notably in the I-95 corridor and between the Ohio Valley and Florida. Important alliances were developed with the BNSF to expand the shipment of intermodal goods between the eastern U.S. and Mexico and between Houston and Dallas and the Cleveland and Columbus, Ohio, markets.

     In anticipation of greater service offerings and continued service growth, CSXI significantly expanded its domestic container fleet in 2001. By mid-2002 CSXI will have nearly doubled the fleet size, making it the most modern and highest quality in the intermodal industry, with more than 9,000 48-foot and 53-foot containers.

Marine Services
--------------------------------------------------------------------------------

      [LOGO]
CSX World Terminals

     CSX World Terminals, a leader in marine container terminals, warehousing and logistics worldwide, operates businesses in Asia, Australia, Europe, Latin America, and the United States. Products and services offered include terminal development, operations and management, terminal consulting, warehouse and depot management, equipment consulting, maintenance and repair, and terminal technology systems.

     In 2001, Charlotte-based CSXWT continued its growth and portfolio alignment strategy by acquiring a terminal facility in Puerto Cabello, Venezuela, and disposing of terminal investments in Brisbane, Australia, and Hamina, Finland, which did not meet its financial requirements and investment strategy. The company also increased its equity share in Asia Container Terminals Limited
(ACT), a large investor in the new Kwai Chung Hong Kong CT9 container terminal.

     Development continues to play a large role for CSXWT. The company was selected in 2001 as the operator and will take an equity position in a new terminal facility being constructed in Pusan, South Korea, the third largest container port in the world. The terminal is scheduled to commence operation in 2006. The company also made significant progress in the construction of the modern terminal facility and free trade zone on the Caucedo peninsula of the Dominican Republic, scheduled to begin operations in 2003. In late 2001, CSXWT opened a new logistics facility in Yantian, China. Innovation and advancements in information technology continue to be a focus for CSXWT, as next generation, state-of-the-art terminal operations software and systems are in development for the new Caucedo, ACT and Pusan terminals.

   Despite a downturn in the economy, CSXWT achieved earning levels comparable to 2000 through cost reductions, efficiency improvements, and increased market penetration. The global container trade is expected to grow in 2002, although at a slower pace than previous years, with new development and privatization of existing container terminals.

   Opportunities in 2002 and beyond will also be enhanced by cost reductions and restructuring programs initiated in 2001.

[LOGO]
CSX Lines

   CSX Lines provides domestic ocean-liner service. The carrier operates 16 U.S. flag vessels and 27,000 containers along four service routes between the continental United States and Alaska, Guam, Hawaii and Puerto Rico. CSX Lines also operates port terminals in Anchorage, Kodiak, and Dutch Harbor, Alaska; Honolulu, Hawaii; San Juan, Puerto Rico; and Apra, Guam. The company is headquartered in Charlotte, N.C., with 17 offices throughout the continental United States, Alaska, Hawaii, Guam and Puerto Rico.

   2001 was a turnaround year for CSX Lines, achieving operating income of $32 million in 2001 after breaking even in 2000. Most of the improvement came from expense reduction. In addition, market share gains led to revenue increases despite stable to declining tradelane markets reflecting the soft U.S. economy. The company adjusted its vessel deployments in response to market conditions in the Puerto Rico and Hawaii trades, and has expanded alliances with other carriers in those trades.

   Competitive pressures in the Puerto Rico market continue. While the Hawaiian market has been more stable, the events of Sept. 11 have depressed tourism, the state's largest industry, resulting in reduced cargo movements. The business environment in Alaska has been relatively sound, and volumes in that trade were strong throughout the year.

   An important accomplishment in 2001 was the expansion of a number of Internet-based customer-service products, including self-service for booking, tracking and tracing shipments, and for submitting shipping instructions. Currently, CSX Lines receives more than half its bookings via the Internet. CSX Lines also expanded two businesses to offer services to new customers. Horizon Service Group provides world-class transportation-related services by integrating people, process and technology to maximize the value of information to clients and their customers. Sea-Logix is a wholly-owned subsidiary that offers a full line of logistics management services, including trucking and warehousing. CSX Lines is the only domestic liner company with comprehensive services in all domestic offshore markets, known as "Jones Act" trades. Its schedule reliability continues to be the best in the industry.

                                    [PHOTO]
                                 The Greenbrier

    [LOGO]
The Greenbrier

   CSX's non-transportation holdings include The Greenbrier resort nestled on 6,500 acres in the scenic Allegheny Mountains in White Sulphur Springs, West Virginia. The Greenbrier offers more than 50 activities, including three, 18-hole championship golf courses, a new golf academy, a gallery of fine shops and a host of traditional amenities which have distinguished this resort for more than 200 years.

   World renowned for its cuisine and culinary programs, luxurious accommodations and conference and meeting facilities, The Greenbrier was awarded the coveted AAA Five-Diamond award for the 26th consecutive year.

--------------------------------------------------------------------------------
Safety, Environmental & Public Policy
--------------------------------------------------------------------------------

At CSXT, safety is a way of life. Our customers and the communities we serve rely on the company to provide safe, damage-free transportation services. CSXT wants its employees to go home each day in the same condition in which they came to work.

     Training and communications are the heart of CSXT's safety process.

     During 2001, CSXT re-energized its program of Train Accident Prevention Seminars. More than 700 front-line operating managers completed the course, which focuses on accident prevention and investigation.

     CSXT's "Back-to-Basics" communications approach includes thorough safety briefings before work begins and an overlapping safety process where communications and resolution of safety issues start at the field level and continue through the division, regional and headquarters levels.

                                    [PHOTO]

     We are proud that CSX is a substantial company providing much valued and much needed service to the economy.

     The company continues to work closely with its labor organizations to enhance safety in the workplace. Labor leaders are encouraged to develop self-managed safety committees to address safety issues. Training of these safety teams is an on-going process and targets accident trends to prevent recurrences.

     These efforts resulted in year-over- year improvements of 39% in reportable train derailments and 21% in reportable personal injuries.

     Late in 2001, CSXT adopted a new Safety Leadership Process that focuses on changing work habits that can lead to unsafe actions. The Safety Leadership Process will be an important element in achieving the goal of zero train accidents and zero injuries to employees.

Public Safety
--------------------------------------------------------------------------------

     Often, the only contact that the general public has with the railroad is at grade-crossings. CSXT's public safety coordinators are dedicated to educating the public about safety at railroad crossings and along railroad rights of way; working to find engineering solutions to improve grade-crossing safety; and cooperating with local law enforcement agencies to enforce grade crossing and trespassing laws.

     A key public safety initiative in 2001 was school bus driver education. Through the efforts of CSXT's public safety team - together with superintendents of pupil transportation - grade-crossing safety will now be included as part of in-service training for school bus drivers throughout CSXT's 23-state system.

     During 2001, CSXT's public safety coordinators touched about one million people throughout the railroad's operating territory with their lifesaving message. Their efforts resulted in a 14% decrease in grade-crossing collisions in 2001 vs. 2000.

Environmental Stewardship / Hazardous Materials Safety

     CSXT's commitment to the environment is an integral part of the company's mission. Central to the rail company's commitment is promoting environmental compliance, recycling practices and continuing to improve hazardous materials handling and emergency response procedures.

     Environmental compliance is emphasized continuously through the annual environmental training and certification program CSXT conducted for more than 16,000 employees, and the Mechanical Shop Certification program conducted at 47 shop locations.

     CSXT maintains vigilance on environmental compliance while managing the company's renewable resources. In 2001, CSXT recycled approximately two million gallons of used oil, about 450,000 pounds of batteries and more than 1.6 million used crossties.

     Rail continues to be the safest way to transport hazardous materials. In 2001, CSXT transported more than 445,000 carloads of hazardous materials and only 17 of those cars released any portion of their contents as a result of a derailment.

     While hazardous materials incidents rarely occur, emergency response preparedness is still important. In 2001, CSXT's hazardous materials team conducted emergency preparedness training for about 4,500 local emergency responders and about 1,000 CSXT supervisors. In addition, they developed comprehensive transportation emergency response plans for more than 60 major rail yards throughout the system.

     CSXT continues to be a strong partner in Responsible Care(R), an American Chemistry Council program that focuses on continuous improvement in the safe handling and transportation of chemicals.

CSX Intermodal

     Safety is woven into the fabric of CSXI. CSXI's safety incentive program, which rewards field personnel for being injury-free, helped the intermodal unit realize a 25% reduction in injuries during 2001.

     CSXI continues to enhance the safety of shipping hazardous materials, working with its customers to ensure compliance with federal hazardous materials regulations. The partnership also ensures that the appropriate measures are in place to address hazardous materials incidents in a safe and timely manner. This strong safety and environmental commitment, along with ongoing training, resulted in a minimal spillage/release ratio of hazardous materials shipments moved by CSXI.

CSX Lines and CSX World Terminals

     CSX Lines' and CSX World Terminals' rigorous pursuit of safety improvements has brought recognition within their industries for their leadership.

     CSX World Terminals' standardized measures and reporting activities - introduced in 2000 - continued in 2001 with reporting performed weekly via a newly developed intranet management tool. The company's safety record improved throughout 2001, resulting in a 36% reduction in safety claims.

     CSX Lines' safety programs produced an overall injury rate improvement of 16% in 2001. CSX Lines handled nearly 45,000 shipments of hazardous materials in 2001, with less than 0.05% leading to Department of Transportation reportable incidents. CSX Lines meets the compliance requirements of the International Safety Management Code, an international law that sets safety and environmental standards for the operation of ships.

Public Policy
--------------------------------------------------------------------------------

The effects of terrorism

     The year 2001 ended with several significant developments in public policies that affect CSX, ranging from congressional passage of the much- needed Railroad Retirement reform legislation to the rekindled debate over the future of Amtrak passenger rail. These developments, however, were overshadowed by the tragic events of Sept. 11. The attacks shocked the nation and the world and brought home to all Americans the sad truth that no country is immune to terrorism. CSX fully supports the government and the armed forces of the United States and its partners in their response to these attacks on our nation. The corporation stands behind its many employees who serve in the National Guard and Reserves and has increased benefits for those who have been called to active duty. CSX also redoubled its commitment to providing responsive, reliable transportation services as the nation mobilized to fight terrorism at home and abroad. CSX employees demonstrated their heartfelt concern for the families of the Sept. 11 victims by donating generously to relief organizations.

Heightened security for the railroad industry

     In the immediate aftermath of the attacks, CSX joined with other railroads in stepping up security to protect people, communities, rail assets and customer freight. As the weeks passed and the initial threat subsided, the industry's attentiveness did not. CSX worked closely with fellow members of the Association of American Railroads in performing a comprehensive risk analysis of the industry. The industry identified the nature of the threats it may face and the potential impact of an attack on the U.S. rail system, the public, the national defense and the nation's economy. In addition to implementing a security action plan, railroads continue to monitor carefully the evolution of domestic security policies to determine how the industry can integrate its activities most effectively with national security planning.

Limits on lawsuit damages is a priority

   Although railroads did not suffer direct damage from the events of Sept. 11, the financial impact of the attacks is being felt across the industry. CSX, along with other railroads, continues to seek relief from the escalating cost and decreasing availability of liability insurance for the movement of hazardous materials by rail. Insurance carriers are increasingly reluctant to offer terrorism liability insurance for such shipments and, when they do, the costs are extreme. In fairness, the insurance industry should not bear the blame for this untenable situation. Unfair and unreasonable punitive damage awards in liability lawsuits have become all too common, and the threat of terrorism has only exacerbated the problem. CSX and the railroad industry strongly support legislation introduced late last year that would limit the punitive damages awarded in lawsuits against insured parties that are victims of terrorist

                                    [PHOTO]

attacks. The measure is opposed by trial lawyers who have successfully blocked previous attempts to limit the costly effects of outrageous damage awards on the nation's economy.

Determining the future of passenger rail

     The incidents of Sept. 11 have greatly increased the urgency for an open, constructive debate on the future of passenger rail in America. Although all parties would have preferred to have this exchange take place under different circumstances, the terrorist attacks have heightened the public's recognition of rail as an important transportation alternative to airlines, particularly in heavily traveled inter-city corridors. CSX is supportive of measures to improve and expand passenger rail service in the U.S., so long as that service can be provided without interference to freight rail operations. Rather than looking to the privately owned infrastructure of freight railroads, the nation should focus its resources on acquiring public rights-of-way and forming public-private partnerships to provide world class rail service. Operating on dedicated tracks specifically designed and maintained for passenger operations would permit passenger rail to offer the speed, safety and efficiency that will produce environmental and societal benefits, as well as economic viability.

     Adding to the urgency of this debate is a provision of the Amtrak Reform and Accountability Act of 1997, which requires Amtrak to achieve operational self-sufficiency by 2002. The Amtrak Reform Council, created by the 1997 Act, determined in November 2001 that Amtrak would not meet the required financial goals within the designated time frame. As a result, the Council proposed alternatives for restructuring Amtrak. CSX has had a contractual relationship with Amtrak since 1971, and many Amtrak trains operate over its lines. Therefore, CSX will be actively involved in the debate over Amtrak's future. A primary goal of the debate should be to structure the nation's passenger rail system in such a way as to provide safe and dependable transportation while protecting the private freight railroads' ability to reliably serve their customers.

A major victory on Railroad Retirement

     In the latter part of 2001, Congress passed legislation reforming the Railroad Retirement system. Congressional action was a major victory for railroad labor and management, which worked for two years to reach an agreement on a modernization plan. The legislation will improve benefits for rail employees, their families and their survivors, while lowering payroll taxes paid by rail companies. Once fully implemented after a three-year phase-in period, the new legislation should improve CSX Corporation's operating income by nearly $70 million annually.

Repeal of deficit-reduction tax remains a priority

     Railroads continue to pay an onerous and inequitable 4.3 cents per gallon deficit reduction fuel tax despite the industry's best efforts to have it repealed. The tax was originally levied on railroads and highway users, including trucks, and was later extended to both the barge and airline industries. However, since 1997, the airline and trucking industry's 4.3 cent fuel tax revenues have been redirected into the aviation and highway trust funds from which these transportation modes derive a direct benefit. This constitutes a competitive penalty on the railroads which enjoy no similar benefit from this fuel tax.

     An expected return to federal deficit spending over the next several years presents a real challenge for the industry's repeal efforts. However, CSX will continue to urge the Congress and the Bush Administration to recognize the fundamental inequity created by this tax and take the necessary steps to repeal it.

Constant vigilance against re-regulation

     As anticipated, the first year of the Bush Administration brought a more business-friendly environment to Washington. The new atmosphere helped keep at bay the railroad industry's most-dangerous threat -- re-regulation. Nevertheless, proponents of re-regulation remained active and are likely to continue advocating a return to policies that crippled the industry just two decades ago. They remain intent on ignoring the tremendous benefits that Staggers Rail Act of 1980 has produced for railroads, rail customers and the U.S. economy. During the past 20 years, rail productivity has nearly tripled, inflation- adjusted rates have been reduced by more than half and employee safety has improved by two-thirds. Reregulation would surely cause great harm to not only railroads but to the American economy.

Our nation's rail network remains the most efficient means for transporting large volumes of commodities and manufactured goods that form the backbone of our economy.

---------------------
Financial Information
---------------------

    16 Financial Policy

    17 Management's Discussion and Analysis of Financial Condition and Results of Operations

    30 Consolidated Statement of Earnings

    31 Consolidated Statement of Cash Flows

    32 Consolidated Statement of Financial Position

    33 Consolidated Statement of Changes in Shareholders' Equity

    34 Notes to Consolidated Financial Statements

    52 Report of Ernst & Young LLP, Independent Auditors

----------------
Financial Policy
----------------

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

     Our key objective is to increase shareholder value by improving the return on invested capital and maximizing free cash flow. To achieve these goals, managers use the following guidelines in conducting the financial activities of the company:

..    Capital -- CSX business units are expected to earn returns in excess of the
     CSX cost of capital. Business units that do not earn a return above the CSX cost of capital and do not generate an adequate level of free cash flow over an appropriate period of time will be evaluated for sale or other disposition.

..    Taxes -- CSX will pursue all available opportunities to pay the lowest federal, state and foreign taxes, consistent with applicable laws and regulations and the company's obligation to carry a fair share of the cost of government. CSX also works through the legislative process for lower tax rates.

..    Debt Ratings -- The company will strive to maintain its investment grade debt ratings, which allow cost-effective access to financial markets. The company will manage its business operations in a manner consistent with meeting this objective, ensuring adequate cash to service its debt and fixed charges.

..    Dividends -- The cash dividend is reviewed regularly in the context of providing the highest value to shareholders. Competitive yield levels, tax efficiency and financial flexibility are the factors balanced in such reviews.

     Despite its best efforts, CSX cannot always guarantee that its goals will be met. For example, revenue and operating expenses are affected by the state of the economy and the industries the company serves. In addition, changes in regulatory policy can drastically change the cost and feasibility of certain operations. Factors such as these, along with the uncertainty involved in predicting future events, should be kept in mind when reading company projections or forward-looking statements in this report.

Management's Responsibility for Financial Reporting

     The consolidated financial statements of CSX have been prepared by management, which is responsible for their content and accuracy. The statements present the results of operations, cash flows and financial position of the company in conformity with accounting principles generally accepted in the United States and, accordingly, includes certain amounts based on management's judgments and estimates.

     CSX and its subsidiaries maintain internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized by management and are recorded in conformity with generally accepted accounting principles. Controls include accounting tests, written policies and procedures and a code of corporate conduct routinely communicated to all employees. An internal audit staff monitors compliance with, and the effectiveness of, established policies and procedures.

     The Audit Committee of the board of directors, composed solely of outside directors, meets periodically with management, internal auditors and the independent auditors to review audit findings, adherence to corporate policies and other financial matters. The firm of Ernst & Young LLP, independent auditors, has been engaged to audit and report on the company's consolidated financial statements. Its audit was conducted in accordance with auditing standards generally accepted in the United States and included a review of internal accounting controls to the extent deemed necessary for the purpose of its report, which appears on page 52.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(All references to earnings per share assume dilution)

Description of Business

     CSX Corporation (CSX), headquartered in Richmond, Va., operates the largest rail network in the eastern United States and provides intermodal transportation services across the United States and into key markets in Canada and Mexico. Its marine operations include a domestic container shipping company and an international terminal services company. CSX's goal, advanced at each of its business units, is to provide efficient, competitive transportation and related services for customers and to deliver superior value to the company's shareholders.

CSX Transportation Inc.

     CSXT is the largest rail network in the eastern United States, providing rail freight transportation over a network of more than 23,000 route miles in 23 states, the District of Columbia and two Canadian provinces. Headquartered in Jacksonville, Fla., CSXT accounted for 75% of CSX's operating revenue and 78% of operating income in 2001.

 CSX Intermodal Inc.

     CSXI is the nation's only transcontinental intermodal transportation service provider, operating a network of dedicated intermodal facilities across North America. The CSXI network runs approximately 500 dedicated trains between its 49 terminals weekly. CSXI accounted for 14% of CSX's operating revenue and 11% of operating income in 2001. Its headquarters are located in Jacksonville, Fla.

 CSX Lines LLC

     CSX Lines was formed in 1999 to operate the domestic liner business of Sea-Land Service Inc. (Sea-Land), consisting of a fleet of 16 vessels and 27,000 containers serving the trade between ports on the United States mainland and Alaska, Guam, Hawaii and Puerto Rico. The domestic container-shipping business was retained by CSX when Sea-Land's international container-shipping operations were sold to A.P. Moller-Maersk Line (Maersk) in December 1999. CSX Lines accounted for 8% of CSX's operating revenues and 3% of operating income in 2001. CSX Lines is headquartered in Charlotte, N.C.

 CSX World Terminals LLC

     CSX World Terminals, formed in 1999, operates container-freight terminal facilities in Hong Kong, China, Australia, Europe, Russia and Latin America. These operations, located in areas expected to benefit from the continuing growth in world trade, also were retained by CSX when Sea-Land's international liner business was sold to Maersk. CSX World Terminals accounted for 3% of CSX's operating revenues and 7% of operating income in 2001. CSX World Terminals is headquartered in Charlotte, N.C.

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

 Preparation of the Financial Statements

     Preparation of the financial statements requires management to make estimates in reporting certain revenues, expenses, assets and liabilities. Actual results may differ from those estimates. The critical financial statement accounts that are subject to significant estimation are reserves for litigation, arbitration, casualty and environmental matters. See further discussion on pages 26 and 27.

Results of Operations

Net Earnings
(Millions of Dollars, Except Per Share Amounts)

                                                               2001                 2000                       1999
                                                        ------------------------------------------------------------------
                                                                     Per                    Per                      Per
Description (all amounts after tax)                     Amount      Share      Amount      Share       Amount       Share
--------------------------------------------------------------------------------------------------------------------------
Net Earnings Before Non-recurring Items                 $ 330     $  1.55      $ 186      $ 0.88       $ 320       $ 1.50
New Orleans Litigation Provision                          (37)      (0.17)        --          --          --           --
CTI Earnings and Gain from Discontinued Operations         --          --        379        1.79          19          .09
Loss on Sale, Net of Depreciation Benefit                  --          --         --          --        (271)       (1.27)
Workforce Reduction Program                                --          --         --          --         (34)        (.16)
Grand Teton Net Investment Gain                            --          --         --          --          17          .08
Cumulative Effect of Accounting Change                     --          --         --          --         (49)        (.23)
--------------------------------------------------------------------------------------------------------------------------
Net Earnings as Reported                                $ 293     $  1.38      $ 565      $ 2.67       $   2       $  .01

                            Average Return on Assets

                                    [GRAPH]

                            Average Return on Equity

                                    [GRAPH]

Operating Income /(a)/
(Millions of Dollars)


                                                                              2001
                                            ---------------------------------------------------------------------------------------
                                               Surface Transportation              Marine Services
                                            ---------------------------------------------------------------------------------------
                                                                            Container   International    Elim./
                                               Rail     Intermodal   Total   Shipping   Terminals/(b)/   Total      Other    Total
-----------------------------------------------------------------------------------------------------------------------------------
Operating Revenue                           $  6,082    $ 1,112    $  7,194  $   681     $   257        $   938    $ (22)   $ 8,110
                                            ---------------------------------------------------------------------------------------
Operating Expense
 Labor and Fringe Benefits                     2,585         65       2,650      213          74            287        5      2,942
 Materials, Supplies and Other                 1,212        173       1,385      203          72            275       21      1,681
 Conrail Operating Fee, Rent and Services        336         --         336       --          --             --       --        336
 Building and Equipment Rent                     442        123         565       51           9             60        1        626
 Inland Transportation                          (371)       616         245       98          14            112      (20)       337
 Depreciation                                    550         31         581       24           8             32       --        613
 Fuel                                            525         --         525       60          --             60       --        585
 Miscellaneous                                    --         --          --       --           9              9      (36)       (27)
 Loss on Sale                                     --         --          --       --          --             --       --         --
 Workforce Reduction Program                      --         --          --       --          --             --       --         --
 New Orleans Litigation Provision                 60         --          60       --          --             --       --         60
                                            ---------------------------------------------------------------------------------------
     Total Expense                          $  5,339    $ 1,008    $  6,347  $   649     $   186        $   835    $ (29)   $ 7,153
                                            ---------------------------------------------------------------------------------------
Operating Income (Loss)                     $    743    $   104    $    847  $    32     $    71        $   103    $   7    $   957
                                            ---------------------------------------------------------------------------------------
Operating Income (Loss) as Adjusted/(c)/    $    803    $   104    $    907  $    32     $    71        $   103    $   7    $ 1,017
                                            ---------------------------------------------------------------------------------------
Operating Ratio                                 87.8%      90.6%       88.2%    95.3%       72.4%          89.0%
                                            ---------------------------------------------------------------------------------------
Operating Ratio as Adjusted/(c)/                86.8%      90.6%       87.4%    95.3%       72.4%          89.0%
                                            ---------------------------------------------------------------------------------------
Employment-Annual Averages                    35,080      1,116      36,196    1,601       1,214          2,815
                                            ---------------------------------------------------------------------------------------
Property Additions                          $    848    $    12    $    860  $    11     $    19        $    30


(a) Certain prior year amounts have been reclassified to conform to the 2001 presentation.
(b) Marine Services includes minority interest expense which is reclassified to other income in eliminations and other.
(c) Excludes loss on international container-shipping asset sale (net of depreciation benefit of $41 million) and surface transportation workforce reduction program in 1999, and New Orleans tank car fire litigation provision in 2001.

2001 vs. 2000

     CSX follows a 52/53-week fiscal calendar. Fiscal years 2001 and 2000 consisted of 52 weeks ending on Dec. 28, 2001 and Dec. 29, 2000, respectively. The company reported net earnings for 2001 of $293 million, $1.38 per share, compared to $565 million, $2.67 per share in 2000. Current year results include a provision to account for the proposed settlement of the 1987 New Orleans tank car fire litigation. This charge reduced earnings by $60 million, $37 million after tax, 17 cents per share. Prior year net earnings include the results of the company's wholly-owned logistics subsidiary, CTI Logistx, Inc., which was sold in Sept. 2000 for $650 million. The sale resulted in a gain of $570 million before tax, $365 million after tax, $1.73 per share, and contributed $14 million, 6 cents per share to net earnings until it was sold. The contract logistics segment is reported as a discontinued operation. Excluding the New Orleans litigation provision and the CTI sale, net earnings were $330 million, $1.55 per share for 2001, compared with $186 million, $.88 per share for 2000. The increase resulted from increased operating income due to cost cutting measures and lower fuel prices, and a favorable interest rate environment. Operating income for 2001, excluding the New Orleans litigation provision, totaled $1,017 million, compared with $805 million reported in 2000. Operating revenue of $8.1 billion was slightly lower than 2000, resulting from decreased volume associated with the economic downturn. Operating expense of $7.2 billion was 3% lower due primarily to cost reductions and lower fuel prices.

2000 vs. 1999

     Fiscal year 2000 consisted of 52 weeks compared with 53 weeks in fiscal 1999. The company reported net earnings for 2000 of $565 million, $2.67 per share. Earnings for the prior year were $2 million, $.01 per share. Net earnings include the results of the company's wholly-owned logistics subsidiary, CTI Logistx, Inc. which was sold in Sept. 2000 for $650 million and resulted in a gain of $570 million before tax, $365 million after tax, $1.73 per share in 2000. CTI Logistx, Inc. also contributed $14 million, $.06 per share from its discontinued operations in 2000 compared to $19 million, $.09 per share in 1999. The contract logistics segment is reported as a discontinued operation. Operating income for 2000 totaled $805 million, compared with $573 million in 1999. Operating revenue of $8.2 billion was 21% lower and operating expense of $7.4 billion was 25% lower than the prior year primarily because 1999 included approximately 11 months of revenues and expenses from the company's international container-shipping operations which were sold in early Dec. 1999. The reductions in revenue and expense levels were offset by the effects of the expansion of the company's rail and intermodal businesses in June 1999

                                2000                                                                    1999
-----------------------------------------------------------------------------   ----------------------------------------------------
    Surface Transportation           Marine Services                                            Surface Transportation
-----------------------------------------------------------------------------   ----------------------------------------------------
                             Container  International         Elim./                      Inter-            Marine    Elim./
   Rail  Intermodal  Total   Shipping   Terminals/(b)/  Total  Other  Total       Rail    modal   Total  Service/(b)/ Other  Total
-----------------------------------------------------------------------------   ----------------------------------------------------
$ 6,075   $1,168    $ 7,243    $  666     $  305       $  971  $(23)  $8,191    $ 5,623  $  959  $ 6,582   $3,809     $(16) $10,375
-----------------------------------------------------------------------------   ----------------------------------------------------

  2,567       67      2,634       212         71          283    10    2,927      2,322      64    2,386      983       --    3,369
  1,266      195      1,461       222        106          328     8    1,797      1,151     151    1,302    1,217        5    2,524
    377       --        377        --         --           --    --      377        280      --      280       --       --      280
    540      131        671        45         10           55    --      726        529     123      652      546       --    1,198
   (387)     648        261        95         21          116   (19)     358       (285)    513      228      707      (17)     918
    520       29        549        20          7           27    --      576        486      24      510       90       --      600
    577       --        577        72         --           72    --      649        317      --      317      154       --      471
     --       --         --        --         19           19   (43)     (24)        --      --       --       23      (37)     (14)
     --       --         --        --         --           --    --       --         --      --       --      401       --      401
     --       --         --        --         --           --    --       --         53       2       55       --       --       55
     --       --         --        --         --           --    --       --         --      --       --       --       --       --
-----------------------------------------------------------------------------   ----------------------------------------------------
$ 5,460   $1,070    $ 6,530   $   666     $  234       $  900  $(44)  $7,386    $ 4,853  $  877  $ 5,730   $4,121     $(49) $ 9,802
-----------------------------------------------------------------------------   ----------------------------------------------------
$   615   $   98    $   713        --     $   71       $   71  $ 21   $  805    $   770  $   82  $   852   $ (312)    $ 33  $   573
-----------------------------------------------------------------------------   ----------------------------------------------------
$   615   $   98    $   713        --     $   71       $   71  $ 21   $  805    $   823  $   84  $   907   $   48     $ 33  $   988
-----------------------------------------------------------------------------   ----------------------------------------------------
   89.9%    91.6%      90.2%    100.0%      76.7%        92.7%                     86.3%   91.4%    87.1%   108.2%
-----------------------------------------------------------------------------   ----------------------------------------------------
   89.9%    91.6%      90.2%    100.0%      76.7%        92.7%                     85.4%   91.2%    86.2%    98.7%
-----------------------------------------------------------------------------   ----------------------------------------------------
 35,496    1,230     36,726     1,618      1,240        2,858                    31,952   1,090   33,042    8,923
-----------------------------------------------------------------------------   ----------------------------------------------------
$   822   $   18    $   840   $    16     $    8       $   24                   $ 1,298  $   63  $ 1,361   $   86

with the integration of Conrail lines in the Northeast and Midwest.

     Financial results for 1999 included several significant non-recurring items. The 1999 results included a loss on the sale of assets comprising the company's international container-shipping business, a charge to recognize the cost of a workforce reduction program at the rail and intermodal units, a gain on the sale of the company's Grand Teton Lodge resort subsidiary, and an adjustment to record the cumulative effect of adopting a new accounting rule related to workers' compensation second injury funds. These non-recurring items are discussed in greater detail in other sections of Management's Discussion and Analysis, and their effect on the company's net earnings and earnings per share is outlined in the "Net Earnings" table on page 18. Net earnings from continuing operations were $186 million, $.88 per share in 2000 vs. net earnings, exclusive of the above mentioned items of $320 million, $1.50 per share, in 1999. Operating income totaled $805 million for 2000, vs. $988 million exclusive of the above mentioned special items in 1999.

Surface Transportation

2001 vs. 2000

Rail

CSXT earned $743 million of operating income in 2001 vs. $615 million in 2000. Excluding the New Orleans Litigation Provision of $60 million, operating income for 2001 was $803 million. Operating revenue remained consistent at $6.1 billion, but operating expense decreased 2% to $5.3 billion, compared to $5.5 billion in 2000.

     Volume decreases associated with the economic downturn affected revenue. Only volumes for food and consumer, agricultural products and coal were up on a year-over-year basis. Volume decreases were offset by an increase of 7% in coal, coke and iron ore revenues reflecting the coal volume increases, various pricing initiatives and mix improvements. The operating ratio, excluding the New Orleans litigation provision, decreased to 86.8% in 2001 from 89.9% in 2000. Operating expenses decreased 2% between 2000 and 2001 to $5.3 billion. The $121 million decrease was made up of decreases in materials, supplies and other; Conrail operating fee, rent and


Business Segment Results

Surface Transportation Results
Rail Traffic by Commodity/(a)/

                                                               Carloads                     Revenue
                                                             (Thousands)            (Millions of Dollars)
                                                       ---------------------------------------------------
                                                        2001     2000     1999     2001     2000      1999
----------------------------------------------------------------------------------------------------------
Merchandise
   Phosphates & Fertilizer                               441      486      527   $  306   $  316    $  318
   Metals                                                325      346      319      406      414       367
   Food & Consumer Products                              166      161      150      241      224       184
   Paper & Forest Products                               478      523      505      633      657       600
   Agricultural Products                                 372      361      326      501      483       442
   Chemicals                                             580      598      545      960      993       913
   Minerals                                              427      439      422      384      398       386
   Government                                             10       11       11       29       28        28
                                                       ---------------------------------------------------
        Total Merchandise                              2,799    2,925    2,805    3,460    3,513     3,238
Automotive                                               516      586      553      794      869       760
Coal, Coke & Iron Ore
   Coal                                                1,722    1,660    1,614    1,671    1,546     1,476
   Coke                                                   39       46       55       46       47        51
   Iron Ore                                               38       49       61       22       30        38
                                                       ---------------------------------------------------
     Total Coal, Coke & Iron Ore                       1,799    1,755    1,730    1,739    1,623     1,565
Other Revenue                                             --       --       --       89       70        60
                                                       ---------------------------------------------------
     Total Rail                                        5,114    5,266    5,088    6,082    6,075     5,623
                                                       ---------------------------------------------------
Intermodal
   Domestic                                              901      931      890      625      645       606
   International                                       1,103    1,121      755      470      492       343
   Other                                                  --       --       --       17       31        10
                                                       ---------------------------------------------------
Total Surface Transportation                           7,118    7,318    6,733   $7,194   $7,243    $6,582
----------------------------------------------------------------------------------------------------------

(a) Certain prior year amounts have been reclassified to conform to the 2001 presentation.

services; building and equipment rent; and, fuel, being offset by the New Orleans litigation provision, and increases in labor and fringe benefits and depreciation. Building and equipment rent decreased $98 million primarily due to reduced car hire as the railroad took cars offline and ran more efficiently. Materials, supplies and other expenses decreased $54 million in part due to approximately $40 million in non-recurring insurance settlements received for occupational injuries and the remainder the result of other cost cutting measures. Fuel expense was $52 million or 9% lower in 2001 as compared to 2000. The 6 cent decrease in the average price per gallon of fuel resulted in $34 million of the decrease with $18 million attributable to lower fuel consumption. Conrail operating fees, rents and services decreased by $41 million due mostly to continued cost savings. Labor and fringe benefits increased $18 million as a result of an accrual of approximately $45 million for incentive compensation in 2001, there being none in 2000. The incentive accrual was partially offset by reduced personnel costs as the railroad continued to reduce employment through the workforce reduction plans and normal attrition.

Intermodal

     CSXI reported 2001 operating income of $104 million, compared with $98 million in 2000. Revenue was $1.1 billion in 2001 vs. $1.2 billion in 2000. In addition to a decrease in volume, shorter haul services and lower supplemental revenue have resulted in a reduction in average revenue per load. This decrease was partially offset by the decrease in operating expense to $1.0 billion in 2001, compared with $1.1 billion in 2000. Improvements in the operating ratio of 90.6% in 2001 vs. 91.6% in 2000 are attributed to continued cost reduction initiatives.

2000 vs. 1999
Rail

     CSXT earned $615 million of operating income in 2000 vs. $823 million in 1999, excluding its $53 million portion of the workforce reduction charge in 1999. Operating revenue was 8% higher, at $6.1 billion. Operating expense rose 14% to $5.5 billion, excluding the prior year workforce reduction charge. The 2000 results included 12 months of integrated Conrail operations, distorting comparisons to 1999 results which included only seven months.

     As mentioned above, overall volumes were higher for 2000 as the Conrail integration impacted all of 2000 as compared to seven months of 1999. The increase in revenues and carloads resulting from the full twelve months activity was offset by lower demand in the second half of 2000, when signs of a weakening economy began appearing. The 14% increase in rail operating expense reflects the expense associated with the new Conrail traffic, as well as significant increases in fuel costs and contract labor costs in 2000. In addition, there were higher costs associated with operational initiatives that began in the second quarter of 2000 that accelerated the pace of operational and service recovery and prepared the network for seasonally higher traffic demand typically experienced in the fall. The railroad experienced steady and significant improvement in most operating measures when these initiatives were implemented, but the fall peak did not materialize to levels seen in previous years. Fuel expense was $260 million higher than 1999, $211 million reflecting a 35 cent increase in the average price per gallon for the full year and $49 million as a result of higher fuel consumption with the added Conrail traffic.

Intermodal

     CSXI earned $98 million of operating income in 2000 vs. $84 million in 1999, excluding its $2 million portion of the workforce reduction charge in 1999. The increase was primarily due to the significant growth in intermodal volume attributable to a full year of Conrail operations. Revenue for 2000 totaled $1.2 billion vs. $959 million in the prior year. Operating expense totaled $1.1 billion compared with $875 million in 1999 excluding the $2 million workforce reduction charge.

Marine Services

     Following the sale of international its container-shipping liner business in 1999, CSX redefined the retained portions of its container-shipping business to consist of a Domestic Container Shipping segment and an International Terminals segment. These segments are being managed as separate businesses, and operating results are presented separately for each segment. For reporting purposes, these businesses are also viewed in the aggregate as Marine

                             Fixed Charge Coverage

                              '97        2.5x
                              '98        1.7x
                              '99        1.1x
                              '00        1.4x
                              '01        1.7x

                             Rail Operating Revenue
                                   (millions)

                              '97       $4,989
                              '98       $4,956
                              '99       $5,623
                              '00       $6,075
                              '01       $6,082


                             Rail Operating Expense
                                   (millions)

                              '97       $3,760
                              '98       $3,925
                              '99       $4,853
                              '00       $5,460
                              '01       $5,339


                          Intermodal Operating Revenue
                                   (millions)

                              '97       $  669
                              '98       $  648
                              '99       $  959
                              '00       $1,168
                              '01       $1,112

Services. 1999 results for the Marine Services grouping include the two retained businesses and the international liner business that was sold.

2001 vs. 2000

Domestic Container Shipping

     CSX Lines reported operating income of $32 million in 2001 compared to zero in the prior year. Earnings improved markedly year over year due to volume increases resulting from market-share improvements, price increases, and cost reductions. The Hawaii/Guam market was substantially reduced due to a sharp decline in tourism after the Sept. 11 tragedy, although there is some sign of slow recovery. The Puerto Rico market continues to experience intense competitive pressure; however, cost reduction and market share improvements have more than offset rate declines in this tradelane. The operating ratio decreased
4.7 points to 95.3% in 2001 vs. 100% in 2000.

International Terminals

     CSX World Terminals' operating income was $71 million in 2001 and 2000. The revenue decline to $257 million in 2001 from $305 million in 2000 was offset by the decrease in operating expense to $186 million from $234 million. Although the shipping industry did not achieve forecasted volumes throughout the year, due to the impact of the economic downturn, the continued emphasis on aggressive cost cutting and productivity gains resulted in an operating ratio decrease to 72.4% in 2001 from 76.7% in 2000.

2000 vs. 1999

     Following the sale of its international container-shipping liner business on Dec. 10, 1999, CSX redefined the retained portions of its container-shipping business to consist of a Domestic Container Shipping segment and an International Terminals segment. At that time CSX began managing these segments as separate businesses. It is not practical to provide results for these segments for 1999. Therefore, for comparison of 2000 to 1999, these businesses are viewed in the aggregate as Marine Services.

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

Liquidity and Capital Resources

Operating Activities

     Cash provided by operations for 2001 totaled $827 million, up $117 million from 2000, due principally to higher net income from continuing operations, which was $293 million in 2001 vs. $186 million in 2000. Cash provided by operations totaled $710 million and $1.1 billion in 2000 and 1999, respectively.

Investing Activities

     Net cash used by investing activities in 2001 totaled $965

The following table sets forth due dates of the company's contractual obligations.

(Millions of Dollars)

Type of Obligations                       2002          2003         2004      2005     2006     Thereafter   Total
--------------------------------------------------------------------------------------------------------------------
Long-Term Debt                         $  1,044      $   369     $   430    $  182   $   407     $  4,451   $  6,883
Operating Leases/(a)/                       205          172         156       120       120          903      1,676
Agreements with Conrail/(b)/                259          256         262       255       245        4,000      5,277
                                       -----------------------------------------------------------------------------
Total Contractual Obligations          $  1,508      $   797     $   848    $  557   $   772     $  9,354   $ 13,836
                                       -----------------------------------------------------------------------------

The following table illustrates expirations of the company's commercial commitments.

(Millions of Dollars)

Type of Commitments                       2002          2003         2004      2005     2006     Thereafter   Total
-------------------------------------------------------------------------------------------------------------------
Commercial Commitments/(c)/            $    356      $   131     $   132    $  138   $   166     $  2,059   $ 2,982
Unused Lines of Credit                      500           --          --        --     1,000           --     1,500
Guarantees/(d)/                              72           71          76       136        73          224       652
Standby Letters of Credit and Other          28            1          --         2        --            2        33
                                       ----------------------------------------------------------------------------
Total Commercial Commitments           $    956      $   203     $   208    $  276   $ 1,239     $  2,285$  $ 5,167
                                       ----------------------------------------------------------------------------

(a) CSX has entered into various operating lease agreements primarily for rail transportation.
(b) See Footnote 3. The payments reflected above represent commitments to pay Conrail per various agreements and are not reduced by equity in Conrail Earnings.
(c) In 2002, other commercial commitments primarily consist of $229 million of forward fuel purchases and $120 million relating to a maintenance program relating to CSX's fleet of locomotives. All amounts beyond 2002 relate primarily to this same maintenance program which expires in 2023 and has a total commitment of $2.7 billion. This program replaced an internal maintenance program.
(d) Approximately $582 million of these guarantees relate to certain lease obligations that CSX remains contingently liable for that were assumed by Maersk. CSX believes that Maersk will fulfill its contractual commitments with respect to such leases and that CSX will have no further liabilities relating to these obligations. In addition, CSX has collateral liens on the assets relating to these leases and indemnities provided by Maersk that it will fulfill the commitments.

million vs. $337 million in 2000 and $582 million in 1999. Cash used by investing activities in 2001 is higher than 2000 primarily due to proceeds of $650 million in cash from the sale of the contract logistics segment being received in 2000. Included in the 1999 total is $751 million in net proceeds from the sale of international container-shipping assets and $49 million from the sale of the Grand Teton Lodge resort.

     Property additions totaled $930 million in 2001, $913 million in 2000 and $1.5 billion in 1999. The higher level in 1999 was largely due to rail and intermodal spending for locomotives and capital improvements to service the additional traffic resulting from the Conrail integration. Significant projects related to Conrail included investments in technology, a major upgrade to the B&O line between Chicago and Cleveland, and a new inter-modal terminal in Chicago. Consolidated property additions for the coming fiscal year are expected to be approximately $1 billion, reflecting a consistent spending level on the combined rail network.

 Financing Activities

     Financing activities provided cash of $15 million compared to use of cash of $739 million in 2000. Financing activities provided cash of $32 million in 1999. In 2000, the proceeds from the international liner business and contract logistics segment sales were used to pay down debt.

     During 2001, CSX issued $500 million of 6.75% notes due 2011 and $564 million aggregate principal amount at maturity in unsubordinated zero coupon convertible debentures due 2021 for an initial offering price of approximately $462 million. The proceeds from these transactions were used to pay off commercial paper balances and other long-term debt. CSX also entered into a five-year, $1 billion line of credit agreement along with a $500 million one-year revolving credit agreement in June 2001. Any borrowings under these lines of credit would accrue interest at a variable rate based on LIBOR. At Dec. 28, 2001, no amounts were outstanding relating to these agreements. The company pays annual fees to the participating banks that may range from 0.01% to 0.23% of the total commitment, depending on its credit rating.

     During 2000, CSX issued $400 million of floating rate notes, bearing interest at rates based on LIBOR and having a two-year maturity. These financings were intended to supplement the company's existing commercial paper program. In 1999, CSX issued $400 million of floating rate notes having a one-year maturity, which were to supplement the company's commercial paper program and ensure liquidity over year-end 1999.

     CSX repaid $266 million of long-term debt in 2001, vs. $751 million in 2000, and $126 million in 1999. Long-term debt at Dec. 28, 2001, and Dec. 29, 2000, totaled $6.9 billion and $6.1 billion, respectively. The ratio of debt to total capitalization was 51% at the end of 2001 and 2000.

    The company's working capital deficit at Dec. 28, 2001, was $1.2 billion. A working capital deficit is not unusual for CSX and does not indicate a lack of liquidity. CSX maintains adequate resources to satisfy current liabilities and maturing debt obligations when they come due and has sufficient financial capacity to manage its day-to-day cash requirements and any obligations arising from legal, tax and other regulatory rulings. Under the terms of its existing debt agreements, CSX has no significant exposure to default or payment acceleration should the company experience a weakening of its financial performance or a downgrade of its debt ratings.

     CSX has current shelf registration statements with the Securities and Exchange Commission that allow for the issuance of approximately $840 million in debt securities and warrants, common stock, preferred stock, depository shares, or warrants for common or preferred stock.

     On July 11, 2001, the Board of Directors announced that the regular quarterly dividend payable would be reduced to 10 cents per share. CSX had paid a regular quarterly dividend of 30 cents per share since the fourth quarter of 1997 and did so through June of 2001. Thus, cash dividends paid per common share were $0.80 for 2001 and $1.20 for 2000 and 1999. Total cash dividends of $171 million were paid in 2001 and $262 million were paid in 2000 and 1999.

Market Risk

     We address our exposure to the market risk of changes in interest rates, through a controlled program of risk management that includes the use of interest rate swap agreements on $1.3 billion of fixed rate obligations. We do not hold or issue derivative financial instruments for trading purposes.

     In the event of a 1% increase or decrease in the swap LIBOR interest rate, the interest expense related to these swap agreements would increase or decrease $13 million on an annual basis.

                           Cash Provided By Operations
                                   (millions)

                                     [GRAPH]


                               Property Additions
                                   (millions)

                                    [GRAPH]

    The company is exposed to credit loss in the event of non-performance by any counter-party to the interest rate swap agreements. The company does not anticipate non-performance by such counter-parties, and no material loss would be expected from non-performance.

     At Dec. 28, 2001 and Dec. 29, 2000, CSX had approximately $625 million and $1.1 billion, respectively, of floating-rate debt outstanding. A 1% increase in interest rates would increase annual interest expense on floating rate debt by approximately $6 million in 2001 and $11 million in 2000.

     The company is subject to risk relating to changes in the price of diesel fuel. Forward purchase agreements have been entered into with various suppliers for approximately 294 million gallons of fuel, which is approximately 50% of the 2002 requirement, at a weighted average price of 78 cents per gallon. The company is subject to fluctuations in prices for the remainder of its 2002 needs. A one cent change in the price per gallon of fuel would impact fuel expense by approximately $3 million.

     While the company's container-shipping terminal management subsidiary does business in several foreign countries, a substantial portion of its revenue and expenses are transacted in U.S. dollars. For this reason, CSX does not believe its foreign currency market risk is significant.

     A substantial increase in the fair market value of the company's stock price could negatively impact earnings per share due to the dilutive effect of stock options and convertible debt.

Investment In and Integrated Rail
Operations with Conrail

Background

     CSX and Norfolk Southern Corporation (Norfolk Southern) completed the acquisition of Conrail Inc. (Conrail) in May 1997. Conrail owns the primary freight railroad system serving the northeastern United States, and its rail network extends into several midwestern states and into Canada. CSX and Norfolk Southern, through a jointly owned acquisition entity, hold economic interests in Conrail of 42% and 58%, respectively, and voting interests of 50% each. CSX and Norfolk Southern received regulatory approval from the Surface Transportation Board (STB) to exercise joint control over Conrail in August 1998 and subsequently began integrated operations over allocated portions of the Conrail lines in June 1999.

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

 Accounting and Financial Reporting Effects

     CSX and Norfolk Southern assumed substantially all of Conrail's customer freight contracts at the June 1999 integration date. CSX's rail and intermodal operating revenue since that date includes revenue from traffic previously moving on Conrail. Operating expenses reflect corresponding increases for costs incurred to handle the new traffic and operate the former Conrail lines. Rail operating expenses after the integration also include an expense category, "Conrail Operating Fee, Rent and Services," which reflects payment to Conrail for the use of right-of-way and equipment, as well as charges for transportation, switching, and terminal services in the shared areas Conrail operates for the joint benefit of CSX and Norfolk Southern. This expense category also includes amortization of the fair value write-up arising from the acquisition of Conrail, as well as CSX's proportionate share of Conrail's net income or loss recognized under the equity method of accounting. Prior to integration, CSX recorded its share of Conrail's net income, less amortization of the fair value write-up, and acquisition and transition expenses, in other income (expense) in the Consolidated Statement of Earnings.

 Conrail's Results of Operations
2001 vs. 2000

     Conrail reported net income of $174 million for 2001, compared with $170 million for 2000. Operating revenues were $903 million for 2001 vs. $985 million for 2000. Conrail 2001 results benefited from lower casualty costs and a favorable tax settlement, while 2000 results benefited from a non-recurring gain on the sale of property of $61 million, $37 million after tax. Operating expense totaled $639 million in 2001 compared with $749 million in 2000.

 2000 vs. 1999

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

     Conrail reported net income of $170 million for 2000, compared with $26 million for 1999. Operating revenues were $985 million for 2000 vs. $2.2 billion for 1999, primarily reflecting the change in operations. As noted above, comparisons reflect five months of freight linehaul operations in 1999 prior to the integration. Conrail's results for 2000 benefited from a non-recurring gain on the sale of property of $61 million, $37 million after-tax. Operating expenses totaled $749 million in 2000 compared to $2 billion in 1999. The 1999 operating expenses include net charges of $180 million, $121 million after tax, principally to reflect the method of settlement of certain casualty liabilities based on the agreement between CSX, Norfolk Southern, and Conrail, to adjust certain litigation and environmental reserves related to settlements and completion of site reviews, and to reflect the assumption of a lease obligation by CSX. Conrail's operating expenses also included transition-related costs of $60 million in 1999, principally employee training and technology integration expenses.

Financial Condition and Liquidity

     Conrail's operating activities provided cash of $502 million in 2001, compared with $362 million in 2000 and $396 million in 1999. The increase in cash provided by operations in 2001 compared to 2000 reflected an increase in working capital, offset somewhat by a decrease in deferred tax expense. The decline in cash provided by operations from 1999 to 2000 reflected lower operating income resulting from Conrail's post-integration structure and operations, as well as significant payments of one-time items owed to CSX and Norfolk Southern in the early part of fiscal 2000. Cash generated from operations is the principal source of liquidity and is primarily used for debt repayments and capital expenditures. Debt repayments totaled $61 million, $318 million and $112 million in 2001, 2000 and 1999, respectively. Capital expenditures were $47 million, $220 million and $176 million in 2001, 2000 and 1999, respectively.

     Conrail's working capital was $438 million at Dec. 28, 2001, and $85 million at Dec. 29, 2000, compared with a deficit of $194 million at Dec. 31, 1999. The improvement in working capital is primarily attributable to receivables from CSX and Norfolk Southern. The working capital deficit at Dec. 31, 1999, included slightly more than $300 million in long-term debt maturities, the majority of which was paid in the second quarter of 2000 and required CSX and Norfolk Southern to repay some of their borrowings from Conrail under the related party advance arrangements. Conrail expects to have sufficient cash flow to meet its ongoing obligations.

Divestitures

Sale of Contract Logistics Segment

     On Sept. 22, 2000, CSX completed the sale of CTI Logistx, Inc., its wholly-owned logistics subsidiary, for $650 million. The contract logistics segment is reported as a discontinued operation. Revenues from the contract logistics segment were $335 million and $484 million for 2000 and 1999, respectively. CSX recorded a gain of $570 million before tax, $365 million after tax, $1.73 per share, on the sale.

Sale of International Container-Shipping Assets

     In Dec. 1999 CSX sold certain assets comprising Sea-Land's international liner business to A.P. Moller-Maersk Line (Maersk). The international liner business operated approximately 75 container vessels and 200,000 containers in world-wide trades and comprised a majority of CSX's container-shipping revenue. In addition to vessels and containers, Maersk acquired certain terminal facilities and various other assets and related liabilities of the international liner business. The operating revenue associated with the assets sold was approximately $2.8 billion in 1999.

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," CSX classified the international liner assets as "held for sale" in July 1999 when the agreement with Maersk was signed. CSX recorded a loss on the sale of $401 million (net of a $41 million benefit from the lower depreciation expense during the period between the initiation of the transaction in July and the closing in Dec.), which reduced 1999 earnings by $360 million, $271 million after tax, $1.27 per share. This amount included estimated costs to terminate various contractual obligations of the company. Net of purchase price adjustments and cash balances conveyed to Maersk at closing, the company received cash proceeds of $751 million on the sale.

     The agreement with Maersk provides for a post-closing working capital adjustment to the sales price based on the change in working capital, as defined in the agreement, between June 25, 1999, and Dec. 10, 1999. The company has recorded a receivable of approximately $70 million in connection with the post-closing adjustment and this amount is currently in dispute. This matter, together with other disputed issues relating to the contractual obligations of the company, have been submitted to arbitration.

     In addition to the above disputes relating to the sale of the international container shipping assets, CSX has received a claim amounting to approximately $180 million plus interest from Europe Container Terminals bv (ECT), owner of the Rotter-dam Container Terminal previously operated by Sea-Land prior to its sale to Maersk. ECT has claimed that the sale of the international liner business to Maersk resulted in a breach of the Sea-Land terminal agreements. ECT has refused to accept containers at the former Sea-Land facility tendered by Maersk Sea-Land and is seeking compensation from CSX related to the alleged breach. CSX has advised Maersk that CSX will hold them responsible for any damages that may result from this dispute. The claim by ECT has advanced to formal binding arbitration in Rotterdam. A final ruling is not expected before late summer of 2002. Management believes that valid defenses to this claim exist.

     Although management believes it will prevail in some or all of the Maersk and ECT disputes and arbitrations, it can give no assurance in this regard. An adverse outcome could have a material effect on the determination of the final loss on sale of Sea-Land's International Liner business and the financial results in future reporting periods.

     CSX retained the container-shipping business serving the U.S. domestic trade and part of the company's international terminal operations and manages them separately. Management reporting and performance measures for these businesses were developed for fiscal year 2000. The company revised its disclosures under FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," for fiscal 2000 to report these as separate business segments; however, it is not practical to provide comparative segment disclosures for 1999.

Sale of Grand Teton Lodge Subsidiary

     In June 1999 CSX completed the sale of its Grand Teton Lodge resort subsidiary, located in Jackson Hole, Wyo., to Vail Resorts. The transaction resulted in a net investment gain of $27 million, $17 million after tax, 8 cents per share. CSX received net cash proceeds of $49 million.

Other Matters

Events of September 11, 2001

     On Sept. 11, 2001, in cooperation with government authorities and President Bush's declaration of a national emergency related to the terrorist attacks and tragic events on that date, all CSXT traffic in and out of the greater New York, Boston and Washington, D.C. areas was suspended and certain terminals were closed. CSXT resumed normal operations, and all CSXT facilities were open and fully operational on Sept. 12 with the exception of the New York/New Jersey Port Authority terminal.

     In connection with the terrorist attacks of Sept. 11, 2001, CSX is participating actively in industry task forces to identify and implement additional security measures. At the same time, the industry is working with governmental agencies, including the Federal Railroad Administration and Congress, to coordinate its security efforts and to identify specific areas that may justify government participation.

     It is not possible to predict the effects of terrorist attacks and subsequent developments related to those attacks, particularly their impact on the United States and international economies, or the impact, if any, on our future results of operations.

STB Proceeding

     On Dec. 21, 2001, Duke Energy Corporation filed a complaint before the US Surface Transportation Board alleging that certain CSXT common carrier coal rates are unreasonably high. A similar complaint was filed by Duke against Norfolk Southern. At this time the outcome of the proceeding against CSXT is uncertain and would only apply to billings subsequent to 2001. CSXT is pursuing an aggressive legal strategy in its defense against this complaint.

New Orleans Tank Car Fire Litigation

     In Sept. 1997 a state court jury in New Orleans, La. returned a $2.5 billion punitive damages award against CSXT. The award was made in a class-action lawsuit against a group of nine companies based on personal injuries alleged to have arisen from a 1987 tank car fire.

     In Oct. 1997, the Louisiana Supreme Court set aside the punitive damages judgment, ruling the judgment should not have been entered until all liability issues were resolved. In February 1999, the Louisiana Supreme Court issued a further decision, authorizing and instructing the trial court to enter individual punitive damages judgments in favor of the 20 plaintiffs who had received awards of compensatory damages.

     On Nov. 5, 1999, the trial court issued an opinion that granted CSXT's motion for judgment notwithstanding the verdict and effectively reduced the amount of the punitive damages verdict from $2.5 billion to $850 million. A judgment reflecting the $850 million punitive award has been entered against CSXT. CSXT has obtained and posted an appeal bond.

     In June 2001, the Louisiana Court of Appeal for the Fourth Circuit affirmed the judgment of the trial court, which judgment reduced the punitive damages verdict from $2.5 billion to $850 million. CSXT moved the Louisiana Fourth Circuit Court for rehearing of certain issues raised in its appeal; that motion was denied in August 2001.

     CSXT then filed with the Louisiana Supreme Court an application that the court take jurisdiction over and reverse the 1997 punitive damages award. The Louisiana Supreme Court's jurisdiction in this case is discretionary. Opposing papers were filed by counsel in Oct. 2001. If the Louisiana Supreme Court takes jurisdiction of the case, an additional round of briefing and oral argument may precede any decision by the court.

     On Nov. 21, 2001, CSXT announced that it had reached a proposed settlement of the litigation, subject to a fairness hearing and court approval. The amount to be paid by CSXT under the proposed settlement is $220 million to resolve all claims arising out of the 1987 fire and evacuation (whether or not included in the present class-action lawsuit). A preliminary settlement agreement between CSXT and the plaintiffs' management committee on behalf of the plaintiff case has been preliminarily approved by the trial court, and has been publicly filed. CSXT incurred a charge of $60 million before tax, $37 million after tax, 17 cents a share in the fourth quarter of 2001 to account for the expense of the settlement, net of insurance recoveries. The trial court has set April 12, 2002, as the date for a fairness hearing at which the court will consider final approval of the settlement. CSXT expects that the settlement will be finally approved shortly after that hearing. The Louisiana Supreme Court has ordered that proceedings before it be deferred in light of the proposed settlement.

     If the proposed settlement is not approved and the litigation thereby disposed of, CSXT intends to continue to pursue an aggressive legal strategy, including the pursuit of the proceedings in the Louisiana Supreme Court and, if necessary, proceedings before the United States Supreme Court.

Other Legal Matters

     In accordance with SFAS 5, an accrual for a loss contingency is established if information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. If no accrual is made for a loss contingency because one or both of these conditions is not met, or if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency is made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

Environmental Management

     CSX generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to federal, state and local environmental laws and regulations. The company has identified 227 sites at which it is or may be liable for remediation costs associated with alleged contamination or for alleged violations of environmental requirements. Approximately 108 of these sites are or may be subject to remedial action under the federal Superfund statute or similar state statutes. Certain federal legislation imposes joint and several liability for the remediation of identified sites. Consequently, CSX's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

    A liability of $32 million has been accrued at Dec. 28, 2001 for future costs at all sites where the company's obligation is probable and where such costs can be reasonably estimated. However, the ultimate cost could be higher or lower than the amounts currently provided. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties (PRPs), and existing technology, laws and regulations. CSX believes it has made adequate provision for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost-sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of data related to many of the sites, and/or the speculative nature of remediation costs. The majority of the year-end 2001 environmental liability is expected to be paid out over the next five to seven years, funded by cash generated from operations. Total expenditures associated with protecting the environment and remedial environmental cleanup and monitoring efforts amounted to $32 million in 2001, compared with $36 million in 2000 and $35 million in 1999. During 2002, the company expects to incur preventive and remedial environmental expenditures in the range of $35 million to $40 million. Future environmental obligations are not expected to have a material impact on the results of operations or financial position of the company.

Casualty Reserve Management

    CSX incurs claims for occupational injuries, personal injuries and accidents. Casualty reserves are estimated based upon the first reporting of an accident or personal injury, and updated as information develops. Liabilities for accidents are based upon the type and severity of the injury or claim and the use of current trends and historical data. The company believes it has recorded liabilities in sufficient amounts to cover all identified claims and estimates of incurred, but not reported personal injury and accident claims. Unreported occupational injuries are not subject to reasonable estimation, thus no provision is made for incurred, but not reported occupational injuries. Occupational injury, personal injury and accident liabilities amount to $666 million and $704 million at Dec. 28, 2001 and Dec. 29, 2000, respectively.

New Accounting Pronouncements

    In 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued. Under the provisions of Statement 142, goodwill and other indefinite lived intangible assets are no longer amortized but are reviewed for impairment on a periodic basis. The company will adopt this standard in the first quarter of 2002, and will incur a charge as a cumulative effect of an accounting change relating to indefinite lived intangible assets. Its indefinite lived intangible assets are permits and licenses that the company holds relating to a proposed pipeline to transfer natural gas from Alaska's North Slope to the port in Valdez, Alaska. The company has substantially completed the review of these assets and believes the after-tax charge will be approximately $43 million, 20 cents per share.

 Business Outlook for 2002

    CSX's 2002 business outlook assumes the economy will remain stagnant for the first half of the year. The various economic indicators covering the markets that the rail and intermodal units serve suggest that even though there is no further deterioration expected, neither are there clear signs of an immediate recovery.

Surface Transportation

    The foundation that was laid in 2001 of improved service and reliability at the Surface Transportation business is expected to continue to drive cost out of the system and produce improved results even in a sluggish economy. Management's focus on key operating measures to drive this improvement will continue in 2002. Further reduction in terminal dwell times and higher system velocity are expected to improve the company's asset utilization and reduce expenses such as equipment rents and crew costs. Improvements in service measurements, such as on-time originations and arrivals, are expected to enhance CSX Surface Transportation's truck conversion opportunities and the company's ability to price its products to fully reflect the value created for its customers.

    In addition to an expected sluggish economy, first quarter year-over-year Surface Transportation comparisons will be challenging. The coal supply and demand imbalance in the latter part of 2000 resulted in a build-up of coal stockpiles by utilities in the first quarter of 2001 that will not occur in 2002, and could result in overall lower coal traffic volumes. Offsetting this will be productivity gains made during the past year, lower fuel prices and the full year effect of price increases.

    In the second half of the year, CSX expects that the economy will begin to rebound. The manufacturing sector's inventory levels are moderate for this stage of a down cycle which should translate into year-over-year improvements ahead of the general economic recovery as factories begin preparing for increased production.

    For the full year of 2002, CSX expects the Surface Transportation business units to produce earnings that will show an increase from previous year. The level of earnings improvement is heavily dependent on the timing and size of the economic recovery. However, even with a stagnant economy throughout the entire year, CSX still expects these units to produce both earnings and cash-flow levels that are above 2001.

Marine Services

    CSX World Terminals' performance in 2001 was hampered by the slowdown of the global economy. For 2002, CSX World Terminals expects operating income from existing businesses to improve year-over-year as the world economy rebounds during the second half of the year and as a result of cost reduction and restructuring programs initiated during 2001. Earnings in 2002 will not reflect any activity for the new Greenfield site investments in the Dominican Republic and Hong Kong that are expected to commence operations during the second half of 2003, nor in Korea where operations are expected to commence in late 2005.

    After recording flat earnings in 2000, CSX Lines had a breakthrough year in 2001, producing over $32 million in operating income. This improvement resulted from both eliminating significant costs and improvements in yield and market share in all four of CSX Lines' trade lanes. In 2002, cost cutting initiatives as well as price increases will continue but because of the negative effect that the events of Sept. 11 has had on tourism in Hawaii, that trade lane is expected to see modest revenue decline. In addition, over-capacity in the Puerto Rico trade lane will continue to put pressure on profitability in that lane. CSX is cautiously optimistic that the current situation in Puerto Rico will be mitigated during the year either through contraction or consolidation in that trade lane. The Alaskan trade lane is expected to continue producing attractive returns on invested capital and a year-over-year improvement in operating income.

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

     Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities: (i) general economic or business conditions, either nationally or internationally, an increase in fuel prices, a tightening of the labor market or changes in demands of organized labor resulting in higher wages, or increased benefits or other costs or disruption of operations may adversely affect the businesses of the company; (ii) legislative or regulatory changes, including possible enactment of initiatives to reregulate the rail industry, may adversely affect the businesses of the company; (iii) possible additional consolidation of the rail industry in the near future may adversely affect the operations and business of the company; and (iv) changes may occur in the securities and capital markets.

Consolidated Statement of Earnings
(Millions of Dollars, Except Per Share Amounts)

                                                                                          Fiscal Years Ended
                                                                            -------------------------------------------
                                                                            Dec. 28, 2001  Dec. 29, 2000   Dec.31, 1999
-----------------------------------------------------------------------------------------------------------------------
Operating Income

Operating Revenue                                                            $  8,110       $   8,191      $  10,375
Operating Expense                                                               7,153           7,386          9,802
                                                                             ------------------------------------------
Operating Income                                                                  957             805            573

Other Income and Expense
Other Income                                                                        9              22             59
Interest Expense                                                                  518             550            528
                                                                             ------------------------------------------
Earnings
Earnings from Continuing Operations Before Income Taxes                           448             277            104
Income Tax Expense                                                                155              91             72
                                                                             ------------------------------------------
Earnings before Discontinued Operations and
   Cumulative Effect of Accounting Change                                         293             186             32
Earnings from Discontinued Operations, Net of Tax of $10 and $ 15                  --              14             19
Gain on Sale of Discontinued Operations, Net of Tax of $205                        --             365             --
                                                                             ------------------------------------------
Earnings before Cumulative Effect of Accounting Change                            293             565             51
Cumulative Effect on Prior Years of Accounting Change for
   Insurance-related Assessments, Net of Tax of $29                                --              --            (49)
                                                                             ------------------------------------------
Net Earnings                                                                 $    293       $     565      $       2
-----------------------------------------------------------------------------------------------------------------------
Per Common Share
Earnings Per Share:

   Before Discontinued Operations and
      Cumulative Effect of Accounting Change                                 $   1.39       $     .88      $     .15
   Earnings from Discontinued Operations                                           --             .07            .09
   Gain on Sale of Discontinued Operations                                         --            1.73             --
   Cumulative Effect of Accounting Change                                          --              --           (.23)
                                                                             ------------------------------------------
   Including Discontinued Operations and
      Cumulative Effect of Accounting Change                                 $   1.39       $    2.68      $     .01
                                                                             ------------------------------------------
Earnings Per Share, Assuming Dilution:
   Before Discontinued Operations and
      Cumulative Effect of Accounting Change                                 $   1.38       $     .88      $     .15
   Earnings from Discontinued Operations                                           --             .06            .09
   Gain on Sale of Discontinued Operations                                         --            1.73             --
   Cumulative Effect of Accounting Change                                          --              --           (.23)
                                                                             ------------------------------------------
   Including Discontinued Operations and
      Cumulative Effect of Accounting Change                                 $   1.38       $    2.67      $     .01
                                                                             ------------------------------------------
Average Common Shares Outstanding (Thousands)                                 211,668         210,942        210,616
Average Common Shares Outstanding,
   Assuming Dilution (Thousands)                                              212,409         211,314        212,696
Cash Dividends Paid Per Common Share                                         $    .80       $    1.20      $    1.20
-----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
(Millions of Dollars)

                                                                                            Fiscal Years Ended
                                                                          ----------------------------------------------------
                                                                          Dec. 28, 2001        Dec. 29, 2000     Dec. 31, 1999
------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net Earnings                                                                  $  293              $   565          $      2
Adjustments to Reconcile Net Earnings to Net Cash Provided
   Depreciation                                                                  622                  600               621
   Deferred Income Taxes                                                         197                  152               (19)
   Gain on Sale of Logistics Subsidiary                                           --                 (365)               --
   Cumulative Effect of Accounting Change                                         --                   --                49
   Loss on Sale of International Container-Shipping Assets                        --                   --               401
   Workforce Reduction Program                                                    --                   --                55
   Net Investment Gains                                                           --                   --               (27)
   Equity in Conrail Earnings - Net                                              (17)                  (4)                2
   Other Operating Activities                                                      4                  (13)                8
   Changes in Operating Assets and Liabilities
     Accounts Receivable                                                           7                  351              (621)
     Other Current Assets                                                        (17)                 (93)               41
     Accounts Payable                                                            (51)                (114)              301
     Other Current Liabilities                                                  (211)                (369)              258
                                                                          ----------------------------------------------------
   Net Cash Provided by Operating Activities                                     827                  710             1,071
------------------------------------------------------------------------------------------------------------------------------

Investing Activities
Property Additions                                                              (930)                (913)           (1,517)
Net Proceeds from Divestitures and Sale of Assets                                 --                  650               751
Short-term Investments - Net                                                     (51)                 (85)               94
Other Investing Activities                                                        16                   11                90
                                                                          ----------------------------------------------------
   Net Cash Used by Investing Activities                                        (965)                (337)             (582)
------------------------------------------------------------------------------------------------------------------------------

Financing Activities
Short-term Debt - Net                                                           (524)                (225)              187
Long-term Debt Issued                                                            962                  588               284
Long-term Debt Repaid                                                           (266)                (751)             (126)
Cash Dividends Paid                                                             (171)                (262)             (262)
Common Stock Reacquired                                                           --                  (42)               --
Other Financing Activities                                                        14                  (47)              (51)
                                                                          ----------------------------------------------------
   Net Cash Provided (Used) by Financing Activities                               15                 (739)               32
------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                            (123)                (366)              521

Cash, Cash Equivalents and Short-term Investments
Cash and Cash Equivalents at Beginning of Year                                   260                  626               105
                                                                          ----------------------------------------------------
Cash and Cash Equivalents at End of Year                                         137                  260               626
Short-term Investments at End of Year                                            481                  426               348
                                                                          ----------------------------------------------------
Cash, Cash Equivalents and Short-term Investments at End of Year              $  618              $   686          $    974
------------------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information
Interest Paid - Net of Amounts Capitalized                                    $  509              $   553          $    530
Income Taxes Paid                                                             $  250              $    14          $     58
------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Financial Position
(Millions of Dollars)

                                                                                              Dec. 28, 2001     Dec. 29, 2000
-----------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash, Cash Equivalents and Short-term Investments                                           $    618          $    686
   Accounts Receivable                                                                              878               850
   Materials and Supplies                                                                           206               194
   Deferred Income Taxes                                                                            162               121
   Other Current Assets                                                                             210               169
                                                                                               -----------------------------
     Total Current Assets                                                                         2,074             2,020
                                                                                               -----------------------------

Properties                                                                                       18,151            17,863
Accumulated Depreciation                                                                         (5,179)           (5,202)
                                                                                               -----------------------------
   Properties - Net                                                                              12,972            12,661
                                                                                               -----------------------------

Investment in Conrail                                                                             4,655             4,668
Affiliates and Other Companies                                                                      382               353
Other Long-term Assets                                                                              718               846
                                                                                               -----------------------------
     Total Assets                                                                              $ 20,801          $ 20,548
----------------------------------------------------------------------------------------------------------------------------

Liabilities
Current Liabilities
   Accounts Payable                                                                            $    966          $  1,030
   Labor and Fringe Benefits Payable                                                                418               405
   Casualty, Environmental and Other Reserves                                                       250               246
   Current Maturities of Long-term Debt                                                           1,044               192
   Short-term Debt                                                                                  225               749
   Income and Other Taxes Payable                                                                   101               372
   Other Current Liabilities                                                                        299               257
                                                                                               -----------------------------
     Total Current Liabilities                                                                    3,303             3,251

Casualty, Environmental and Other Reserves                                                          690               755
Long-term Debt                                                                                    5,839             5,896
Deferred Income Taxes                                                                             3,621             3,384
Other Long-term Liabilities                                                                       1,228             1,245
                                                                                               -----------------------------
     Total Liabilities                                                                           14,681            14,531
----------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity
Common Stock, $1 Par Value                                                                          214               213
Other Capital                                                                                     1,492             1,467
Retained Earnings                                                                                 4,459             4,337
Accumulated Other Comprehensive Loss                                                                (45)                -
                                                                                               -----------------------------
     Total Shareholders' Equity                                                                   6,120             6,017
                                                                                               -----------------------------
     Total Liabilities and Shareholders' Equity                                                $ 20,801          $ 20,548
-----------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity
(Millions of Dollars)

                                                                                                     Accumulated
                                              Common Shares                                             Other
                                               Outstanding     Common        Other       Retained   Comprehensive
                                               (Thousands)     Stock        Capital      Earnings       Loss           Total
-------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 25, 1998                             217,119   $       217   $    1,489    $    4,294   $      (120)   $     5,880

Comprehensive Earnings:
   Net Earnings                                        --            --           --             2            --              2
   Adjustment of Minimum Pension Liability,
     Net of $56 Income Taxes                           --            --           --            --            99             99
                                                                                                                    -----------
   Comprehensive Earnings                                                                                                   101
                                                                                                                    -----------

Dividends                                              --            --           --          (262)           --           (262)
Common Stock Issued (Repurchased) - Net             1,325             1           36            --            --             37
-------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1999                             218,444           218        1,525         4,034           (21)         5,756

Comprehensive Earnings:
   Net Earnings                                        --            --           --           565            --            565
   Adjustment of Minimum Pension Liability,
     Net of $8 Income Taxes                            --            --           --            --            15             15
   Other - Net                                         --            --           --            --             6              6
                                                                                                                    -----------
   Comprehensive Earnings                                                                                                   586
                                                                                                                    -----------

Dividends                                              --            --           --          (262)           --           (262)
Stock Purchase and Loan Plan Exchange              (5,505)           (5)         (29)           --            --            (34)
Common Stock Issued (Repurchased) - Net              (201)           --          (29)           --            --            (29)
-------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 29, 2000                             212,738           213        1,467         4,337            --          6,017

Comprehensive Earnings:
   Net Earnings                                        --            --           --           293            --            293
   Adjustment of Minimum Pension Liability,
     Net of $10 Income Taxes                           --            --           --            --           (45)           (45)
                                                                                                                    -----------
   Comprehensive Earnings                                                                                                   248
                                                                                                                    -----------

Dividends                                              --            --           --          (171)           --           (171)
Common Stock Issued (Repurchased) - Net               950             1           25            --            --             26
-------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 28, 2001                             213,688   $       214   $    1,492    $    4,459    $      (45)   $     6,120

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.
Significant Accounting Policies

Nature of Operations

     CSX Corporation (CSX) is a freight transportation company with principal business units providing rail, intermodal, domestic container-shipping, and international terminal operations. Rail transportation services are provided principally throughout the eastern United States and accounted for 75% of the company's 2001 operating revenue. Intermodal services are provided through a dedicated network of terminals and facilities across North America and accounted for nearly 14% of operating revenue in 2001. Domestic container shipping services trade between ports on the United States mainland and Alaska, Guam, Hawaii and Puerto Rico and accounted for 8% of operating revenues in 2001. International Terminal Operations are found in Hong Kong, China, Australia, Europe, Russia, and Latin America and accounted for 3% of operating revenues in 2001.

     Rail shipments include merchandise traffic, automobiles and related products, and coal, coke and iron ore. Merchandise traffic comprised nearly 57% of rail revenue in 2001, while automotive traffic accounted for nearly 13% and coal, coke and iron ore accounted for slightly more than 29%. Merchandise traffic includes chemicals, paper and forest products, agricultural products, minerals, metals, phosphates and fertilizer, and food and consumer products. Coal shipments originate principally from mining locations in the eastern United States and primarily supply domestic utility and export markets.

Principles of Consolidation

     The Consolidated Financial Statements include CSX and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies that are not majority-owned are carried at either cost or equity, depending on the extent of control.

Fiscal Year

     CSX follows a 52/53 week fiscal reporting calendar. Fiscal years 2001 and 2000 consisted of 52 weeks. Fiscal year 1999 consisted of 53 weeks. A 52-week fiscal year consists of four 13-week quarters; a 53-week year reports an extra week in the first quarter.

Earnings Per Share

     References to earnings per share in the Notes to Consolidated Financial Statements assume dilution.

Cash, Cash Equivalents and Short-term Investments

     Cash in excess of current operating requirements is invested in various short-term instruments carried at cost that approximates market value. Those short-term investments having a maturity of three months or less at the date of acquisition are classified as cash equivalents. Included in short-term investments are $220 million of deposits relating to the New Orleans case discussed in Note 19.

Materials and Supplies

     Materials and supplies consist primarily of fuel and items for maintenance of property and equipment, and are carried at average cost.

Properties

     All properties are stated at cost, less an allowance for accumulated depreciation. Main-line track and rolling stock are depreciated using the group-life method. All other property and equipment is depreciated on a straight-line basis over estimated useful lives of three to 50 years.

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

     Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. Where impairment is indicated, the assets are evaluated, and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value.

Revenue and Expense Recognition

     Surface Transportation (rail and intermodal) revenue and expense are recognized proportionately as freight moves from origin to destination. Marine transportation (container-shipping) revenue and a corresponding accrual for the estimated cost to complete delivery are recorded when cargo first sails from its port of origin. All other revenue is recorded upon completion of service.

Environmental Costs

     Environmental costs are charged to expense when they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when CSX's responsibility for environmental remedial efforts is deemed probable and the costs can be rea-sonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the company's commitment to a formal plan of action.

Casualty Reserve Management

     CSX incurs claims for occupational injuries, personal injuries and accidents. Casualty reserves are estimated based upon the first reporting of an accident or personal injury, and updated as information develops. Liabilities for accidents are based upon the type and severity of the injury or claim and the use of current trends and historical data. The company believes it has recorded liabilities in sufficient amounts to cover all identified claims and estimates of incurred, but not reported personal injury and accident claims. Unreported occupational injuries are not subject to reasonable estimation, thus no provision is made for incurred, but not reported occupational injuries. Occupational injury, personal injury and accident liabilities amount to $666 million and $704 million at Dec. 28, 2001 and Dec. 29, 2000, respectively.

Stock-based Compensation

The company records expense for stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Disclosures required with respect to the alternative fair value measurement and recognition methods prescribed by Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," are presented in Note 16 - Stock Plans.

Comprehensive Earnings

     CSX reports comprehensive earnings (loss) in accordance with SFAS No. 130, "Reporting Comprehensive Income," in the Consolidated Statement of Changes in Shareholders' Equity. Accumulated other comprehensive loss at Dec. 28, 2001, consists of minimum pension liability adjustments of $45 million. Approximately $30 million of this amount relates to the minimum pension liability at Conrail. There was no accumulated other comprehensive income at Dec. 29, 2000. Accumulated other comprehensive loss at Dec. 31, 1999, consists of minimum pension liability adjustments of $15 million and foreign currency translation adjustments and other of $6 million.


Derivative Financial Instruments

     The company has entered into several interest rate swaps for interest rate risk exposure management purposes that are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, an amendment to SFAS No. 133. SFAS No. 133 and SFAS No. 138 are collectively referred to herein a "SFAS No. 133." The interest rate swaps are designated and qualify as fair value hedges. The accounting for hedge effectiveness is measured at least quarterly based on the relative change in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS No. 133, is recognized immediately in earnings. The company's interest rate swaps qualify as perfectly effective fair value hedges, as defined by SFAS No. 133. As such, there is no ineffective portion to the hedge recognized in earnings. Adjustment to the fair value of the swap agreements interest rate are recorded in other assets and other liabilities.

     The differential to be paid or received under these agreements is accrued consistently with the terms of the agreements and is recognized in interest expense over the term of the related debt. The related amounts payable to or receivable from counterparties are included in other liabilities or assets. Cash flows related to interest rate swap agreements are classified as "Operating activities" in the Consolidated Statements of Cash Flows.

New Accounting Pronouncements

     In 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued. Under the provisions of Statement 142, goodwill and other indefinite lived intangible assets are no longer amortized but are reviewed for impairment on a periodic basis. The company will adopt this standard in the first quarter of 2002, and will incur a charge as a cumulative effect of an accounting change relating to indefinite lived intangible assets. Its indefinite lived intangible assets are permits and licenses that the company holds relating to a proposed pipeline to transfer natural gas from Alaska's North Slope to the port in Valdez, Alaska. The company has substantially completed the review of these assets and believes the after-tax charge will be approximately $43 million, 20 cents per share.

Prior-year Data

     Certain prior-year data have been reclassified to conform to the 2001 presentation.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain revenues and expenses for each fiscal year and certain assets and liabilities at the end of each fiscal year. Actual results may differ from those estimates. Significant estimates must be made in determining litigation, arbitration, casualty and environmental reserves.

Note 2. Change in Method of Accounting for Insurance-Related Assessments

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

Note 3. Investment in and Integrated Rail Operations with Conrail

Background

     CSX and Norfolk Southern Corporation (Norfolk Southern) completed the acquisition of Conrail Inc. (Conrail) in May 1997. Conrail owns the primary freight railroad system serving the northeastern United States, and its rail network extends into several midwestern states and into Canada. CSX and Norfolk Southern, through a jointly owned acquisition entity, hold economic interests in Conrail of 42% and 58%, respectively, and voting interests of 50% each. CSX and Norfolk Southern began integrated rail operations over allocated portions of the Conrail lines in June 1999.

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

Conrail Financial Information

     Summarized financial information for Conrail for its fiscal years ended Dec. 31, 2001, 2000 and 1999 is as follows:

                                     Years Ended Dec. 31,
                                  --------------------------
                                  2001      2000      1999
------------------------------------------------------------
Income Statement Information:
   Revenues                     $   903   $   985   $  2,174
   Income from Operations       $   264   $   236   $    128
   Net Income                   $   174   $   170   $     26
------------------------------------------------------------

                                                  Dec. 31,
                                             ------------------
                                               2001      2000
---------------------------------------------------------------
Balance Sheet Information:
   Current Assets                            $   846   $    520
   Property and Equipment and Other Assets     7,236      7,540
   Total Assets                                8,082      8,060
   Current Liabilities                           408        435
   Long-term Debt                              1,156      1,229
   Total Liabilities                           3,977      4,078
   Stockholders' Equity                        4,105      3,982
---------------------------------------------------------------

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

     Conrail's 2001 results benefitted from lower casualty costs and a favorable tax settlement, while 2000 results benefited from a non-recurring gain on the sale of property of $61 million, $37 million after tax. Results in 1999 included non-recurring expenses of $254 million, $168 million after tax. These charges were recorded principally to increase certain components of Conrail's casualty reserves based on the method of settlement of casualty liabilities agreed to between CSX, Norfolk Southern and Conrail, and to adjust certain litigation and environmental reserves based on settlements and completions of site reviews. Certain of these items were considered by the joint acquisition entity in its fair value allocation of Conrail's assets and liabilities and, accordingly, were excluded in determining the equity in Conrail's net income recorded by CSX.

CSX's Accounting for its Investment in and Integrated Rail Operations with
Conrail

     Upon integration, substantially all of Conrail's customer freight contracts were assumed by CSX and Norfolk Southern. As a result, beginning June 1, 1999, CSX's rail and intermodal operating revenue includes revenue from traffic previously moving on Conrail. Operating expenses reflect corresponding increases for costs incurred to handle the new traffic and operate the former Conrail lines. Rail operating expense includes an expense category, "Conrail Operating Fee, Rent and Services," which reflects payments to Conrail for the use of right-of-way and equipment; as well as charges for transportation, switching, and terminal services provided by Conrail in the shared areas operated for the joint benefit of CSX and Norfolk Southern. This expense category also includes amortization of the fair value write-up arising from the acquisition of Conrail, as well as CSX's proportionate share of Conrail's net income or loss recognized under the equity method of accounting. Prior to the June 1, 1999 integration, CSX recorded its share of Conrail's net income, less amortization of the fair value write-up, and acquisition and transition expenses, in other income (expense) in the Consolidated Statement of Earnings.

Transactions With Conrail

     The agreement under which CSX operates its allocated portion of the Conrail route system has an initial term of 25 years and may be renewed at CSX's option for two five-year terms. Operating fees paid to Conrail under the agreement are subject to adjustment every six years based on the fair value of the underlying system. Lease agreements for the Conrail equipment operated by CSX cover varying terms. CSX is responsible for all costs of operating, maintaining, and improving the routes and equipment under these agreements. Future minimum payments to Conrail under the operating, equipment and shared area agreements total $259 million for 2002, $256 million for 2003, $262 million for 2004, $255 million for 2005, $245 million for 2006 and $4 billion for years after 2006.

     At Dec. 28, 2001 there was $3 million receivable from Con-rail, while at Dec. 29, 2000, CSX had $2 million in amounts receivable from Conrail, principally for reimbursement of certain capital improvement costs. Conrail advances its available cash balances to CSX and Norfolk Southern under variable-rate demand loan agreements. At Dec. 28, 2001 and Dec. 29, 2000, Conrail had advanced $225 and $40 million to CSX under this arrangement at interest rates of 2.5% and 5.9%, respectively. CSX incurred $5 million and $4 million of interest expense on its borrowings from Conrail in 2001 and 2000, respectively. CSX also had amounts payable to Conrail of approximately $88 and $127 million respectively, representing expenses incurred under the operating, equipment, and shared area agreements.

Note 4. Divestitures

Sale of Contract Logistics Segment

     On Sept. 22, 2000, CSX completed the sale of CTI Logistx, Inc., its wholly-owned logistics subsidiary, for $650 million. The contract logistics segment is reported as a discontinued operation. Revenues from the contract logistics segment were $335 million and $484 million for 2000 and 1999, respectively. CSX recorded a gain of $570 million before tax, $365 million after tax, $1.73 per share, on the sale.

Sale of International Container-Shipping Assets

     In Dec. 1999, CSX sold certain assets comprising Sea-Land's international liner business to A.P. Moller-Maersk Line (Maersk). The international liner business operated approximately 75 container vessels and 200,000 containers in worldwide trades and comprised a majority of CSX's container-shipping revenue. In addition to vessels and containers, Maersk acquired certain terminal facilities and various other assets and related liabilities of the international liner business. The operating revenue associated with the assets sold was approximately $2.8 billion in 1999.

     In accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," CSX classified the international liner assets as "held for sale" in July 1999 when the agreement with Maersk was signed. In 1999, CSX recorded a loss on the sale of $401 million (net of a $41 million benefit from the lower depreciation expense during the period between the initiation of the transaction in July and the closing in Dec.), which reduced 1999 earnings by $360 million, $271 million after tax, $1.27 per share. This amount included estimated costs to terminate various contractual obligations of the company. Net of purchase price adjustments and cash balances conveyed to Maersk at closing, the company received cash proceeds of $751 million on the sale.

     The agreement with Maersk provides for a post-closing working capital adjustment to the sales price based on the change in working capital, as defined in the agreement, between June 25, 1999, and Dec. 10, 1999. The company has recorded a receivable of approximately $70 million in connection with the post-closing adjustment and this amount is currently in dispute. This matter, together with other disputed issues relating to the contractual obligations of the company, have been submitted to arbitration.

     In addition to the disputes relating to the sale of the international container shipping assets, CSX has received a claim amounting to approximately $180 million plus interest from Europe Container Terminals bv (ECT), owner of the Rotterdam Container Terminal previously operated by Sea-Land prior to its sale to Maersk. ECT has claimed that the sale of the international liner business to Maersk resulted in a breach of the Sea-Land terminal agreements. ECT has refused to accept containers at the former Sea-Land facility tendered by Maersk Sea-Land and is seeking compensation from CSX related to the alleged breach. CSX has also advised Maersk that CSX will hold them responsible for any damages that may result from this dispute. A final ruling on ECT's claim, which has advanced to formal binding arbitration in Rotterdam, is not expected before late summer of 2002. Management believes that valid defenses to this claim exist.

     Although management believes it will prevail in some or all of the Maersk and ECT disputes and arbitrations, it can give no assurance in this regard. An adverse outcome could have a material effect on the determination of the final loss on sale of Sea-Land's International Liner business and the financial results in future reporting periods.

     CSX retained the container-shipping business serving the U.S. domestic trade and part of the company's international terminal operations and manages them separately. Management reporting and performance measures for these businesses were developed for fiscal year 2000. The company revised its disclosures under FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," for fiscal 2000 to report these as separate business segments; however, it is not practicable to provide comparative segment disclosures for 1999.

Sale of Grand Teton Lodge Subsidiary

     In June 1999, CSX completed the sale of its Grand Teton Lodge resort subsidiary, located in Jackson Hole, Wyo., to Vail Resorts. The transaction resulted in a net investment gain of $27 million, $17 million after tax, 8 cents per share. CSX received net cash proceeds of $49 million.

Note 5. Workforce Reductions

     CSX recorded a charge of $55 million, $34 million after tax, 16 cents per share, in the fourth quarter of 1999 to recognize the cost of a program to reduce the non-union workforce at its rail and intermodal units by approximately 800 positions. A voluntary early retirement program completed in Dec. 1999 accounted for approximately 680 of the position reductions, with the remainder achieved through a combination of involuntary terminations and normal attrition. Approximately 75% of the retirements and separations occurred by the end of 1999, and the remainder occurred over the first half of fiscal year 2000. Early retirement benefits offered under the voluntary program accounted for $24 million of the charge and were paid from CSX's pension and postretirement benefit plans. Separation benefits were paid from cash generated by operations. Approximately half of the separation benefits were paid in 1999, with the remainder in 2000.

     The company also completed a smaller, non-voluntary program that was announced in late 2000 and continued through 2001. This program resulted in approximately 270 position reductions. Amounts expensed were $7 million and $6 million in 2001 and 2000, respectively.

Note 6. Operating Expense

                                                                                 2001        2000      1999
--------------------------------------------------------------------------------------------------------------
Labor and Fringe Benefits                                                     $    2,942  $   2,858 $   3,291
Materials, Supplies and Other                                                      1,654      1,885     2,637
Conrail Operating Fee, Rent and Services                                             336        377       280
Building and Equipment Rent                                                          626        705     1,165
Inland Transportation                                                                337        358       918
Depreciation                                                                         613        552       583
Fuel                                                                                 585        651       472
Loss on Sale of International Container-Shipping Assets                               --         --       401
Workforce Reduction Program                                                           --         --        55
New Orleans Litigation Provision                                                      60         --        --
                                                                              --------------------------------
   Total                                                                      $    7,153  $   7,386 $   9,802
                                                                              --------------------------------
Selling, General and Administrative Expense Included in Above Items           $      708  $     612 $     946


Note 7. Other Income (Expense)

                                                                                 2001        2000      1999
--------------------------------------------------------------------------------------------------------------
Interest Income                                                               $       47  $      60 $      54
Income from Real Estate and Resort Operations(a)                                     101         60        74
Net Investment Gain(b)                                                                --         --        27
Net Losses from Accounts Receivable Sold                                             (42)       (36)      (31)
Minority Interest                                                                    (39)       (42)      (40)
Net Loss from Investment in Conrail(c)                                                --         --       (42)
Equity (Loss) Earnings of Other Affiliates                                           (27)        (7)       17
Miscellaneous                                                                        (31)       (13)       --
                                                                              --------------------------------
   Total                                                                      $        9  $      22 $      59
--------------------------------------------------------------------------------------------------------------

(a) Gross revenue from real estate and resort operations was $254 million, $191 million and $204 million in 2001, 2000, 1999, respectively.
(b) The $27 million net investment gain recognized in 1999 was attributable to the sale of the Grand Teton Lodge Company.
(c) The $42 million net loss recognized in 1999 was attributable to the pre-split date period. These costs are now recorded as Conrail Operating Fee, Rent and Services in Operating Expenses.

Note 8. Income Taxes

Earnings from domestic and foreign operations and related income tax expense are as follows:

                                                                                 2001        2000      1999
--------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations Before Income Taxes:
        -- Domestic                                                           $      379  $     191 $      58
        -- Foreign                                                                    69         86        46
                                                                              --------------------------------
     Total Earnings from Continuing Operations Before Income Taxes            $      448  $     277 $     104
--------------------------------------------------------------------------------------------------------------

     The sale of certain assets comprising the international liner business increased the effective deferred state income tax rate in 1999 which is applied to the company's cumulative temporary differences.

     In addition to the annual provision for deferred income tax expense, the change in the year-end net deferred income tax liability balances included the income tax effect of the changes in the minimum pension liability, the income tax effect of the transfer of certain assets and obligations from Conrail's primary defined benefit pension plan to the CSX pension plan in 1999, and the income tax effect of accruing assessments related to workers compensation second injury funds.

     The company has not recorded domestic deferred or additional foreign income taxes applicable to undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested. Such earnings amounted to $291 million and $229 million at Dec. 28, 2001 and Dec. 29, 2000, respectively. These amounts may become taxable upon their remittance as dividends or upon the sale or liquidation of these foreign subsidiaries. It is not practical to determine the amount of net additional income tax that may be payable if such earnings were repatriated.

     The company files a consolidated federal income tax return, which includes its principal domestic subsidiaries. Examinations of the federal income tax returns of CSX have been completed through 1990. Returns for 1991 through 1998 currently are under examination. Management believes adequate provision has been made for any adjustments that might be assessed.

The breakdown of income tax expense between current and deferred is as follows:

                                                                                        2001         2000        1999
------------------------------------------------------------------------------------------------------------------------
Income Tax Expense (Benefit):
Current  -- Federal                                                                   $   (64)     $   (53)    $     65
         -- Foreign                                                                        15           13           26
         -- State                                                                           3           20            1
                                                                                      ----------------------------------
     Total Current                                                                        (46)         (20)          92
                                                                                      ----------------------------------
Deferred -- Federal                                                                       176          111          (75)
         -- Foreign                                                                        10           (1)           3
         -- State                                                                          15            1           52
                                                                                      ----------------------------------
     Total Deferred                                                                       201          111          (20)
                                                                                      ----------------------------------
     Total Income Tax Expense                                                         $   155      $    91     $     72
------------------------------------------------------------------------------------------------------------------------

Income tax expense reconciled to the tax computed at statutory rates is as follows:

                                                            2001                   2000                     1999
------------------------------------------------------------------------------------------------------------------------
Tax at Statutory Rates                               $  157       35%      $   97          35%     $    37           35%
State Income Taxes                                       12        3            8           3            6            6
Equity in Conrail Net Income                            (10)      (2)          (6)         (2)          (4)          (4)
Loss on Sale of International Container-Shipping
Assets                                                   --       --           --          --           43           41
Foreign Operations                                       (1)      --          (11)         (4)          (1)          (1)
Other Items                                              (3)      (1)           3           1           (9)          (8)
                                                    --------------------------------------------------------------------
   Income Tax Expense                                $  155       35%      $   91          33%     $    72           69%
------------------------------------------------------------------------------------------------------------------------

The significant components of deferred tax assets and liabilities include:

                                                                                             Dec. 28, 2001 Dec. 29, 2000
------------------------------------------------------------------------------------------------------------------------
Deferred Tax Assets:
     Productivity/Restructuring Charges                                                         $     60      $    121
     Employee Benefit Plans                                                                          248           274
     Other                                                                                           721           725
                                                                                              --------------------------
        Total                                                                                      1,029         1,120
                                                                                              --------------------------
Deferred Tax Liabilities:
     Accelerated Depreciation                                                                      3,630         3,583
     Other                                                                                           858           800
                                                                                              --------------------------
        Total                                                                                      4,488         4,383
------------------------------------------------------------------------------------------------------------------------
Net Deferred Tax Liabilities                                                                    $  3,459      $  3,263
------------------------------------------------------------------------------------------------------------------------

Note 9. Accounts Receivable

     The company sells revolving interests in its rail accounts receivable to public investors through a securitization program and to financial institutions through commercial paper conduit programs. The accounts receivable are sold, without recourse, to a wholly-owned, special-purpose subsidiary, which then transfers the receivables, with recourse, to a master trust. The securitization and conduit programs are accounted for as sales in accordance with FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Receivables sold under these arrangements are excluded from accounts receivable in the consolidated statement of financial position. At Dec. 28, 2001, the agreements provide for the sale of up to $350 million in receivables through the securitization program and $200 million through the conduit programs.

     At Dec. 28, 2001, the company had sold $500 million of accounts receivable; $300 million through the securitization program and $200 million through the conduit programs. At Dec. 29, 2000, $547 million of accounts receivable were sold, $300 million through the securitization program and $247 million through the conduit programs. The certificates issued under the securitization program bear interest at 6% annually and mature in June 2003. Receivables sold under the conduit programs were increased by $200 million during Sept. 2000 and require yield payments based on prevailing commercial paper rates (2.12% at Dec. 28, 2001) plus incremental fees. The company's retained interests in the receivables in the master trust were approximately $466 million at Dec. 28, 2001, and are included in accounts receivable. As the receivables are collected in approximately one month, the fair value of the retained interests approximates book value. Losses recognized on the sale of accounts receivable totaled $42 million, $36 million and $31 million in 2001, 2000, and 1999, respectively.

     The company has retained the responsibility for servicing accounts receivable transferred to the master trust. The average servicing period is approximately one month. No servicing asset or liability has been recorded since the fees the company receives for servicing the receivables approximate the related costs.

     The company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable, including receivables transferred to the master trust. Allowances for doubtful accounts of $100 million and $90 million have been applied as a reduction of accounts receivable at Dec. 28, 2001, and Dec. 29, 2000, respectively.

Note 10. Properties

                                                                Dec. 28, 2001                         Dec. 29, 2000
                                                   -------------------------------------------------------------------------
                                                                Accumulated                           Accumulated
                                                       Cost     Depreciation    Net          Cost     Depreciation    Net
----------------------------------------------------------------------------------------------------------------------------
Rail:
Road                                               $   11,035   $   2,343    $  8,692    $  10,718  $    2,423    $   8,295
Equipment                                               5,467       2,077       3,390        5,532       2,093        3,439
                                                   -------------------------------------------------------------------------
   Total Rail                                          16,502       4,420      12,082       16,250       4,516       11,734
Intermodal                                                399         145         254          403         129          274
                                                   -------------------------------------------------------------------------
   Total Surface Transportation                        16,901       4,565      12,336       16,653       4,645       12,008
Other                                                   1,250         614         636        1,210         557          653
                                                   -------------------------------------------------------------------------
   Total Properties                                $   18,151   $   5,179    $ 12,972    $  17,863  $    5,202    $  12,661
----------------------------------------------------------------------------------------------------------------------------

Note 11. Casualty, Environmental and Other Reserves/(a)/

Activity related to casualty, environmental and other reserves is as follows:

                                                Casualty and      Environmental   Separation
                                               Other Reserves       Reserves      Liabilities        Total
-------------------------------------------------------------------------------------------------------------
Balance Dec. 25, 1998                            $   553            $    75         $  300          $   928
Charged to Expense                                   417                  3             --              420
Cumulative Effect of Accounting Change                78                 --             --               78
Payments and Other Reductions                       (333)               (25)           (30)            (388)
-------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1999                                715                 53            270            1,038
Charged to Expense                                   287                 --             --              287
Payments and Other Reductions                       (298)               (12)           (14)            (324)
-------------------------------------------------------------------------------------------------------------
Balance Dec. 29, 2000                                704                 41            256            1,001
Charged to Expense                                   242                  1             --              243
Payments and Other Reductions                       (280)               (10)           (14)            (304)
-------------------------------------------------------------------------------------------------------------
Balance Dec. 28, 2001                            $   666            $    32         $  242          $   940
-------------------------------------------------------------------------------------------------------------

(a) Balances include current portions of casualty and other, environmental and separation reserves, respectively, of $220 million, $15 million, and $15 million at Dec. 28, 2001; $216 million, $15 million and $15 million at Dec. 29, 2000; $236 million, $20 million and $15 million at Dec. 31, 1999.

     Casualty reserves are estimated based upon the first reporting of an accident or personal injury and updated as information develops. Liabilities for accidents are based upon the type and severity of the injury or claim and the use of current trends and historical data. The company believes it has recorded liabilities in sufficient amounts to cover all identified claims and an estimate of incurred, but not reported personal injury and accident claims. Unreported occupational injuries are not subject to reasonable estimation, thus no provision is made for incurred, but not reported occupational injuries.

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

     Separation liabilities at Dec. 28, 2001, relate to productivity charges recorded in 1991 and 1992 to provide for the estimated costs of implementing workforce reductions, improvements in productivity and other cost reductions at the company's major transportation units. The remaining liabilities are expected to be paid out over the next 15 to 20 years.

Note 12. Debt and Credit Agreements

                                                        Average Interest Rates
Types and Maturity Dates                                   at Dec. 28, 2001    Dec. 28, 2001    Dec. 29, 2000
--------------------------------------------------------------------------------------------------------------
Convertible Bonds, net of $101 million discount (2021)           1.00%            $   463          $    --
Notes (2002-2032)                                                7.00%              5,289            4,765
Equipment Obligations (2002-2015)                                7.16%                950            1,038
Mortgage Bonds (2002-2003)                                       3.16%                 55               55
Other Obligations, including Capital Leases (2002-2010)          8.14%                126              230
                                                           ---------------------------------------------------
   Total                                                         6.61%              6,883            6,088
                                                           --------------
Less Debt Due Within One Year                                                       1,044              192
                                                                               -------------------------------
   Total Long-term Debt                                                           $ 5,839          $ 5,896
--------------------------------------------------------------------------------------------------------------

     During the year ended Dec. 28, 2001, the company issued $500 million of 6.75% notes due 2011. CSX also entered into a 5 year, $1 billion line of credit agreement along with a $500 million one-year revolving credit agreement in June 2001. Any borrowings under these credit agreements would accrue interest at a variable rate based on LIBOR. The company pays annual fees to the participating banks that may range from 0.01% to 0.23% of total commitment, depending on its credit rating. At Dec. 28, 2001, there are no amounts outstanding under these agreements. At Dec. 29, 2000, CSX had commercial paper borrowings supported by a former credit facility of $703 million all classified as short-term debt.

     On Oct. 24, 2001, CSX issued $564 million aggregate principal amount at maturity in unsubordinated zero coupon convertible debentures due Oct. 30, 2021 for an initial offering price of approximately $462 million. Proceeds from the sale of the debentures were used to pay commercial paper balances and other long-term debt.

     These debentures will accrete in value at a yield to maturity of 1% per year, which will be reset on Oct. 30, 2007, Oct. 30, 2011, and Oct. 30, 2016 to a rate based on 5-year United States Treasury Notes minus 2.8%. In no event, however, will the yield to maturity be reset below 1% or above 3% per annum. Accretion in value on the debentures will be recorded for each period, but will not be paid prior to maturity.

     CSX may redeem the debentures for cash at any time on or after Oct. 30, 2008, at a redemption price equal to the accreted value of the debentures. Similarly, holders may require the company to purchase their debentures on Oct. 30, 2003, Oct. 30, 2006, Oct. 30, 2008, Oct. 30, 2011, and Oct. 30, 2016, at a
purchase price equal to the accreted value of the debentures. On the first three purchase dates, CSX may elect to pay the purchase price in cash and/or shares of common stock, while CSX may pay the purchase price only in cash on the last two purchase dates.

     Holders may convert debentures into common stock if certain requirements defined in the debentures and the related indenture are met. Holders may convert if the closing sale price of CSX common stock for at least 20 of the 30 preceding trading days is more than the applicable percentage (which is ini-tially 120% and will decline over the life of the debentures to 110%) of the accreted conversion price per share of the company's common stock. The "accreted conversion price" per share of common stock is the quotient of the accreted value of a debenture divided by the number of shares of common stock issuable upon conversion of that debenture. Holders may also convert if the company's senior long-term unsecured credit ratings are downgraded by Moody's Investors Service Inc. to below Ba1 and by Standard & Poor's Rating Services to below BB+, if the debentures have been called for redemption, if the company makes specified distributions to holders of CSX common stock, or if the company is a party to specified consolidations, mergers, or transfers or leases of all or substantially all of the company's assets. For each debenture surrendered for conversion, a holder will initially receive 17.75 shares of CSX common stock, which is equivalent to an initial conversion price of $46.16 per share. The initial conversion rate will be adjusted for reasons specified in the indenture, but will not be adjusted for accretion. Instead, accretion on the debentures will be deemed paid by the common stock received by the holder on conversion.

     During 2000, CSX issued $400 million of floating rate notes, bearing interest at rates based on LIBOR and having a two-year maturity. These financings were intended to supplement the existing commercial paper program.

     CSX has current shelf registration statements with the Securities and Exchange Commission that allows for the issuance of approximately $840 million in debt securities and warrants, common stock, preferred stock, depository shares, or warrants for common or preferred stock.

     Short-term debt totaled $225 million at a weighted-average interest rate of 2.45% at Dec. 28, 2001, and $749 million at a weighted average interest rate of 7.18% at Dec. 29, 2000.

     At Dec. 28, 2001, CSX had $100 million in notes payable that are putable in May 2002. The company classified these notes as long-term as CSX has the ability and intent to refinance on a long-term basis.

     The company has long-term debt maturities for 2002 through 2006 aggregating $1,044 million, $369 million, $430 million, $182 million and $407 million, respectively. Certain of CSX's rail unit properties are pledged as security for various rail-related long-term debt issues. The company has approximately $140 million in assets which are specifically set aside to fund an equal amount of long-term debt.

 Note 13. Derivative Financial Instruments

     On Aug. 10, 2001, CSX entered into interest rate swap agreements on its $300 million 7.25% notes due May 1, 2004, its $150 million 5.85% notes due Dec. 1, 2003, and its $50 million 6.46% notes due June 22, 2005. On Nov. 13, 2001,
CSX entered into interest rate swap agreements on its $300 million, 9% notes due Aug. 15, 2006 and its $450 million, 7.45% notes due May 1, 2007. These agreements were entered for interest rate risk exposure management purposes and mature at the time the related notes are due. Under these agreements, the company will pay variable interest based on LIBOR in exchange for fixed rate payments (on Dec. 28, 2001 the variable and fixed rate weighted averages were 5.3% and 7.5%, respectively), effectively transforming the debentures to floating rate obligations. Accordingly, the instruments qualify, and are designated, as fair value hedges. In addition, one of the company's subsidiaries has an interest rate swap with a notional amount of $44 million.

     For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of change in fair values. The accounting for hedge effectiveness is measured at least quarterly based on the relative change in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS No. 133, is recognized immediately in earnings. The company's interest rate swaps qualify as perfectly effective fair value hedges, as defined by SFAS No. 133. As such, there was no ineffective portion to the hedge recognized in earnings during the period. Long-term debt has been decreased $26 million for the fair market value of the interest rate swap agreements.

     The differential to be paid or received under these agreements is accrued consistently with the terms of agreements and is recognized in interest expense over the term of the related debt. The related amounts payable to or receivable from counterparties are included in other liabilities or assets. Cash flows related to interest rate swap agreements are classified as "Operating activities" in the Consolidated Statements of Cash Flows. In 2001, the company reduced interest expense by approximately $4.6 million as a result of the interest rate swap agreements that were in place during that period.

     The company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the company does not anticipate nonperformance by the counterparties.

Note 14. Common and Preferred Stock

     The company has a single class of common stock, $1 par value, of which 300 million shares are authorized. Each share is entitled to one vote in all matters requiring a vote. At Dec. 28, 2001, common shares issued and outstanding totaled 213,687,996. An additional 33.9 million of common shares are issuable upon the exercise of outstanding stock options (23.9 million shares), and the conversion of convertible debt (10 million shares).

     The company also has total authorized preferred stock of 25 million shares, of which 250,000 shares of Series A have been reserved for issuance, and 3 million shares of Series B have been reserved for issuance under the Shareholder Rights Plan discussed below. All preferred shares rank senior to common shares both as to dividends and liquidation preference. No preferred shares were outstanding at Dec. 28, 2001.

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

Note 15. Earnings Per Share

The following table sets forth the computation of earnings per share and earnings per share, assuming dilution.

                                                                                        2001        2000        1999
--------------------------------------------------------------------------------------------------------------------
Numerator:
   Net Earnings from Continuing Operations                                          $    293   $     186   $      32
Denominator (thousands):
   Average Common Shares Outstanding                                                 211,668     210,942     210,616
   Effect of Potentially Dilutive Common Shares, Principally Employee Stock Plans        741         372       2,080
                                                                                    --------------------------------
   Average Common Shares Outstanding, Assuming Dilution                              212,409     211,314     212,696
                                                                                    --------------------------------
Earnings Per Share, from Continuing Operations                                      $   1.39   $     .88   $     .15
                                                                                    --------------------------------
Earnings Per Share from Continuing Operations, Assuming Dilution                    $   1.38   $     .88   $     .15
--------------------------------------------------------------------------------------------------------------------

     Certain potentially dilutive securities outstanding at Dec. 28, 2001, Dec. 29, 2000, and Dec. 31, 1999, were not included in the computation of earnings per share, assuming dilution, since their exercise or conversion prices were greater than the average market price of the common shares during the period and their effect is antidilutive. These shares totaled 29.9 million at a weighted-average exercise/conversion price of $47.26 per share for 2001, 18.6 million at $42.23 per share for 2000, and 15.6 million at $45.80 per share for 1999.

Note 16. Stock Plans

     The company maintains several stock plans designed to encourage ownership of its stock and provide incentives for employees to contribute to its success. Expense for stock-based compensation under these plans is based on the intrinsic value accounted for under the principles of APB Opinion No. 25 and related Interpretations. The company recognized compensation expense of $9 million in 2001, $12 million in 2000 and $6 million in 1999.

     Had compensation expense been determined based upon fair values at the date of grant, consistent with the methods of FASB Statement No. 123, the company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                                 2001       2000        1999
--------------------------------------------------------------------------------------------
Net Earnings--As Reported                                     $   293     $  565     $     2
            -- Pro Forma                                      $   280     $  545     $   (22)
Earnings Per Share--As Reported                               $  1.39     $ 2.68     $   .01
                  -- Pro Forma                                $  1.32     $ 2.58     $  (.11)
Earnings Per Share, Assuming Dilution--As Reported            $  1.38     $ 2.67     $   .01
                                     -- Pro Forma             $  1.32     $ 2.58     $  (.11)
--------------------------------------------------------------------------------------------

     The pro forma fair value method of accounting was applied only to stock-based awards granted after Dec. 30, 1994. Because all stock-based compensation expense for 2001, 2000 and 1999 was not restated and because stock-based awards granted may vary from year to year, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Stock Purchase and Loan Plan

    The Stock Purchase and Loan Plan provided for the purchase of common stock and related rights by eligible officers and key employees of the company and entitled them to obtain loans with respect to the shares purchased. There were no shares issued under the Stock Purchase and Loan Plan in 2001, 2000 or 1999. In Nov. 2000, substantially all participants of the Stock Purchase and Loan Plan exchanged their share balances in this plan for forgiveness of their loan balances and certain participants were issued shares relating to the equity in their respective accounts. No shares were withdrawn, exchanged or cancelled in 2001. Approximately 6.7 million shares were withdrawn or cancelled in 2000 and approximately 600,000 shares were issued in exchange for the equity in participant accounts. In conjunction with this transaction, the deferred tax benefits of approximately $34 million were charged to paid in capital.

Transactions involving the Plan are as follows:

                                                            Shares
                                                           (000's)   Average Price/(a)/
---------------------------------------------------------------------------------------
Outstanding at Dec. 27, 1996                                8,111        $ 46.26
   Issued                                                     138        $ 59.43
   Exchanged, Canceled or Withdrawn                          (581)       $ 22.48
                                                         ------------------------------
Outstanding at Dec. 26, 1997                                7,668        $ 45.74
   Exchanged, Canceled or Withdrawn                          (503)       $ 45.13
                                                         ------------------------------
Outstanding at Dec. 25, 1998                                7,165        $ 45.75
   Exchanged, Canceled or Withdrawn                          (349)       $ 47.50
                                                         ------------------------------
Outstanding at Dec. 31, 1999                                6,816        $ 46.93
   Exchanged, Canceled or Withdrawn                        (6,746)       $ 47.00
                                                         ------------------------------
Outstanding at Dec. 29, 2000                                   70        $ 40.27
                                                         ------------------------------
   Exchanged, Canceled or Withdrawn                            --             --
                                                         ------------------------------
Outstanding at Dec. 28, 2001                                   70        $ 40.27
---------------------------------------------------------------------------------------

(a) Represents average cost to participants, net of cumulative note forgiveness.

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

     At Dec. 28, 2001, there were 3,623 current or former employees with grants outstanding under the various plans. A total of 34,436,867 shares were reserved for issuance under the plans of which 11,131,801 were available for new grants. The remaining shares are assigned to outstanding stock options and stock awards.

     The majority of stock options have been granted with 10-year terms. Options outstanding at Dec. 28, 2001, are generally exerciseable three to nine years after date of grant. The exercise price for options granted equals the market price of the underlying stock on the date of grant. A summary of the company's stock option activity and related information for the fiscal years ended Dec. 28, 2001, Dec. 29, 2000 and Dec. 31, 1999 follows:

                                               2001                         2000                         1999
                                    ---------------------------------------------------------------------------------------
                                     Shares    Weighted-average   Shares    Weighted-average    Shares    Weighted-average
                                     (000s)     Exercise Price    (000s)     Exercise Price     (000s)    Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Year     20,126      $38.69           18,310      $42.57           16,288        $41.73
Granted                               5,039      $39.42            2,742      $23.57            3,226        $43.96
Exchanged, Canceled or Expired       (1,079)     $39.55             (469)     $41.16             (521)       $48.89
Exercised                              (780)     $25.16             (457)     $18.47             (683)       $24.19
---------------------------------------------------------------------------------------------------------------------------
Outstanding at End of Year           23,306      $39.52           20,126      $38.69           18,310        $42.57
---------------------------------------------------------------------------------------------------------------------------
Exercisable at End of Year            8,426      $40.00            9,405      $38.82           10,038        $37.94
---------------------------------------------------------------------------------------------------------------------------
Fair Value of Options Granted      $  10.72                      $  6.36                      $ 10.92
---------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at Dec. 28, 2001:

                                         Options Outstanding                  Options Exercisable
                   ----------------------------------------------------------------------------------------
                     Number         Weighted-average                         Number
                   Outstanding        Remaining         Weighted-average   Exercisable    Weighted-average
Exercise Price       (000s)         Contractual Life     Exercise Price      (000s)        Exercise Price
-----------------------------------------------------------------------------------------------------------
$20 to $29          2,461               8.3                  $23.67            --                 --
$30 to $39          9,117               5.8                  $37.77         4,136             $35.79
$40 to $49          8,516               5.4                  $43.61         3,725             $42.94
$50 to $57          3,212               5.0                  $53.80           565             $51.43
                   ----------------------------------------------------------------------------------------

   Total           23,306               5.8                  $40.63         8,426             $40.00
-----------------------------------------------------------------------------------------------------------

     The fair value of options granted in 2001, 2000 and 1999 was estimated as of the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 5,0%, 6.6% and 5.2%; volatility factors of 27%, 27% and 24%; dividend yields of 2.3%, 3.2% and 2.6%; and expected lives of 6 years, 6 years and 6 years.

     Prior to 2000, CSX awarded PSAs to employees, the value of which is contingent on the achievement of performance goals and completion of certain employment requirements over a three year period. In 2000, the company's board of directors approved discontinuation of these awards. In 1999, 256,000 PSAs were granted to employees. The weighted average fair value of those shares was $41.52.

     At Dec. 28, 2001 and Dec. 29, 2000, 675,500 and 400,000 RSAs were outstanding. Of the RSAs, 425,500 vest over a three to five year employment period, while 250,000 vest over a three or four year employment period and are contingent on the achievement of certain financial performance goals. The weighted-average fair value of RSAs was $35.41 as of the date of grant.

     In 2001, no SARs were exercised. In 2000 and 1999, respectively, 56,024 and 130,116 SARs were exercised at a weighted average exercise price of $16.84 and $16.77. There are no outstanding SARs at Dec. 28, 2001 and no SARs were granted in 2001, 2000 or 1999.

 Stock Purchase and Dividend Reinvestment Plans

     In May 2001 CSX shareholders approved the 2001 Employee Stock Purchase Plan
(ESPP), which allows eligible employees to purchase CSX common stock at a discount. Specifically, participating employees are able to purchase CSX stock at the lower of 85% of fair market value on Dec. 1, 2001 (the beginning of the initial offering period), or 85% of fair market value on Nov. 30, 2002 (the end of the initial offering period). In effect, employees receive a 12-month stock option to purchase company stock. Once purchased, the shares are unrestricted and may generally be sold or transferred at any time. There are approximately 500,000 shares subscribed at a market price of $36.91 at Dec. 28, 2001, and approximately 1.1 million remaining shares available for issuance under this plan.

     The ESPP replaced two other CSXemployee stock purchase plans, the 1981 and 1991 Employee Stock Purchase and Dividend Reinvestment Plans. Under the 1991 Employee Stock Purchase and Dividend Reinvestment Plan, eligible employees received a 17.65% matching payment on their contributions in the form of additional stock purchased by the company. Each matching payment of stock was subject to a two-year holding period. Sales of stock prior to the completion of the holding period resulted in forfeiture of the matching stock purchase. Officers and key employees who qualified for the Stock Purchase and Loan Plan were not eligible to participate in this Plan. Employees purchased 25,565 shares in 2001, 43,857 shares in 2000 and 38,989 shares in 1999, under the plan at weighted-average market prices of $30.43, $23.46 and $41.63 for 2001, 2000, and 1999, respectively.

     Under the 1981 Employees Stock Purchase and Dividend Reinvestment Plan, employees could purchase CSX common stock at the weighted average of daily high and low sale prices for the five trading days ending on the day of purchase. To encourage stock ownership, employees received a 5% discount on all purchases under this program.

     The company also maintains the Shareholder Dividend Reinvestment Plan under which shareholders may purchase additional shares of stock. At Dec. 28, 2001, there were 4,626,035 shares available for issuance under this plan.

 Stock Plan for Directors

     The Stock Plan for Directors, approved by the shareholders in 1992, governs in part the manner in which directors' fees and retainers are paid. A minimum of 40% of the retainers must be paid in common stock of the company. In addition, each director may elect to receive up to 100% of the remaining retainer and fees in the form of common stock of the company. In 1997, shareholders approved amendments to the Plan that would permit additional awards of stock or stock options. In 2001, 52,000 stock options were granted with an exercise price of $35.08. In 2000, 52,000 stock options were granted with an exercise price of $26.40. In 1999, 13,000 stock options were granted with an exercise price of $35.31. The Plan permits each director to elect to transfer stock into a trust that will hold the shares until the participant's death, disability, retirement as a director, other cessation of services as a director, or change in control of the company. At Dec. 28, 2001, there were 671,606 shares of common stock reserved for issuance under this Plan.

 Note 17. Fair Value of Financial Instruments

     Fair values of the company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. Long-term debt and interest rate swaps are the only financial instrument of the company with fair values significantly different from their carrying amounts. At Dec. 28, 2001, the fair value of long-term debt, including current maturities, was $7.23 billion, compared with a carrying amount of $6.88 billion. At Dec. 29, 2000, the fair value of long-term debt, including current maturities, was $6.04 billion, compared with a carrying amount of $5.98 billion. The fair value of long-term debt has been estimated using discounted cash flow analysis based upon the company's current incremental borrowing rates for similar types of financing arrangements. The company's interest rate swap agreements at Dec. 28, 2001 have a negative value of $26 million.

Note 18. Employee Benefit Plans

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

The company uses a plan year of Oct. 1 through Sept. 30 to value its pension and postretirement plans on an actuarial basis.

                                                                            Pension Benefits      Postretirement Benefits
                                                                        -------------------------------------------------
                                                                           2001         2000          2001         2000
-------------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit Obligation at Beginning of Plan Year                             $  1,610     $  1,540      $   354      $   308
Service Cost                                                                   41           40            9            8
Interest Cost                                                                 121          119           26           23
Impact of Plan Changes/Business Dispositions                                   28           18           --            6
Plan Participants' Contributions                                               --           --            7            7
Actuarial Loss                                                                 55            8           68           39
Benefits Paid                                                                (155)        (115)         (44)         (37)
                                                                        -------------------------------------------------
   Benefit Obligation at End of Plan Year                                   1,700        1,610          420          354
                                                                        -------------------------------------------------
Change in Plan Assets:
Fair Value of Plan Assets at Beginning of Plan Year                         1,619        1,604           --           --
Actual Return on Plan Assets                                                  (13)         116           --           --
Asset Transfers                                                                --           (5)          --           --
Employer Contributions                                                         42           19           37           31
Plan Participants' Contributions                                               --           --            7            6
Benefits Paid                                                                (155)        (115)         (44)         (37)
                                                                        -------------------------------------------------
   Fair Value of Plan Assets at End of Plan Year                            1,493        1,619           --           --
                                                                        -------------------------------------------------
Funded Status                                                                (207)           9         (420)        (354)
Unrecognized Actuarial (Gain) Loss                                            181          (33)         128           62
Unrecognized Prior Service Cost                                                44           20           (1)          (1)

Fourth Quarter Activity:
   Special Termination Benefits - Workforce Reduction Program                  --           (6)          --           --
   Employer Contributions to Pension Plans                                      3            5           --           --
   Net Postretirement Benefits Paid                                            --           --            9            8
                                                                        -------------------------------------------------
     Net Amount Recognized in Statement of Financial Position            $     21     $     (5)     $  (284)     $  (285)
-------------------------------------------------------------------------------------------------------------------------
Amount Recognized in Statement of Financial Position Consists of:
   Prepaid Benefit Cost                                                  $    224     $    219      $    --      $    --
   Accrued Benefit Liability                                                 (243)        (238)        (284)        (285)
   Intangible Asset                                                            15           14           --           --
   Accumulated Other Comprehensive Loss                                        25           --           --           --
                                                                        -------------------------------------------------
     Net Amount Recognized in Statement of Financial Position            $     21     $     (5)     $  (284)     $  (285)
-------------------------------------------------------------------------------------------------------------------------
Weighted-average Assumptions:
Discount Rates:
   Benefit Cost for Plan Year                                                7.75%        7.75%        7.75%        7.75%
   Benefit Obligation at End of Plan Year                                    7.25%        7.75%        7.25%        7.75%
Rate of Compensation Increase                                                4.50%        5.00%        4.50%        5.00%
Expected Return on Plan Assets                                               9.50%        9.50%         n/a          n/a
-------------------------------------------------------------------------------------------------------------------------

     For plans with a projected benefit obligation in excess of plan assets at Dec. 28, 2001, the aggregate projected benefit obligation was $1.6 billion and the aggregate fair value of plan assets was $1.4 billion. For plans with an accumulated benefit obligation in excess of plan assets at Dec. 28, 2001, the aggregate accumulated benefit obligation was $402 million and the aggregate fair value of plan assets was $257 million.

     The net postretirement benefit obligation was determined using the assumption that the health care cost trend rate for medical plans was 12% for 2001-2002, decreasing gradually to 5.0% by 2006 and remaining at that level thereafter. A 1% change in the assumed health care cost trend rate would have the following effects:

                                                                              1%          1%
                                                                           Increase     Decrease
                                                                           -------------------------
Effect on postretirement benefits service and interest cost                $      3     $     (3)
Effect on postretirement benefit obligation                                      26          (24)
----------------------------------------------------------------------------------------------------

    During 1999, certain assets and obligations of Conrail's primary defined benefit pension plan were transferred to the pension plans of CSX and Norfolk Southern. The CSX plan received $260 million of plan assets at fair value and assumed $42 million of benefit obligations.

    In Dec. 1999, pursuant to a workforce reduction initiative that offered a retirement benefit enhancement to employees electing early retirement, the company recorded a non-recurring charge that included $23 million of special termination pension benefits and $1 million of special termination postretirement benefits.

    As a result of the 1999 workforce reduction initiative and the sale of assets comprising the international liner business of Sea-Land, a significant number of employees participating in pension and postretirement benefit plans sponsored by CSX have terminated active employment and the plans have experienced a curtailment. Because both curtailment events occurred after the Sept. 30, 1999 measurement date, the effect of the curtailment was not recognized in the company's financial statements until fiscal year 2000. CSX recorded a net pre-tax curtailment loss on pension postretirement liabilities of approximately $2 million in the first quarter of 2000. In addition, the company recorded a total charge of $13 million, $7 million in 2001 and $6 million in 2000, related to an additional workforce reduction plan initiated in late 2000.

     During 2001 and 2000, CSX recorded changes in its minimum pension liability. These changes did not affect net earnings, but

                                                                               Pension Benefits            Postretirement Benefits
                                                                           --------------------------------------------------------
                                                                           2001      2000      1999       2001       2000     1999
-----------------------------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Service Cost                                                             $    41   $    40    $    51    $    9    $    8    $    9
Interest Cost                                                                121       119        102        26        23        20
Expected Return on Plan Assets                                              (150)     (145)      (118)       --        --        --
Amortization of Prior Service Cost                                             3         2          1        (1)       (1)       (1)
Recognized Net Actuarial (Gain) Loss                                         (11)       (9)        22         3        --        --
                                                                           --------------------------------------------------------
   Net Periodic Benefit Cost                                                   4         7         58        37        30        28
Special Termination Benefits - Workforce Reduction Program/Curtailments       10         2         23        --         6         1
                                                                           --------------------------------------------------------
   Net Periodic Benefit Cost Including Special Termination Benefits      $    14   $     9    $    81    $   37    $   36    $   29
-----------------------------------------------------------------------------------------------------------------------------------

are a component of accumulated other comprehensive loss on an after-tax basis. In 2001, the minimum pension liability increased by $25 million, reducing accumulated other comprehensive income by $15 million after tax. The company also recorded a $30 million after tax effect to accumulated other comprehensive income, relating to Conrail's minimum pension liability. In 2000, the minimum pension liability decreased by $23 million, increasing accumulated other comprehensive income by $15 million after tax.

Other Plans

     The company maintains savings plans for virtually all full-time salaried employees and certain employees covered by collective bargaining agreements. Expense associated with these plans was $16 million, $14 million, and $28 million for 2001, 2000 and 1999, respectively.

     Under collective bargaining agreements, the company participates in a number of union-sponsored, multi-employer benefit plans. Payments to these plans are made as part of aggregate assessments generally based on number of employees covered, hours worked, tonnage moved or a combination thereof. Total contributions of $292 million, $250 million and $247 million were made to these plans in 2001, 2000 and 1999, respectively.

Note 19. Commitments and Contingencies

Commitments

Lease Commitments

     In addition to the agreements covering routes and equipment leased from Conrail (See Note 3), the company leases equipment from other parties under agreements with terms up to 21 years. Non-cancelable, long-term leases generally include options to purchase at fair value and to extend the terms. At Dec. 28, 2001, minimum building and equipment rentals under these operating leases totaled approximately $205 million for 2002, $172 million for 2003, $156 million for 2004, $120 million for 2005, $120 million for 2006 and $903 million thereafter. Rent expense on operating leases, exclusive of the Conrail agreements, totaled $629 million in 2001, $730 million in 2000 and $1.2 billion in 1999. These amounts include net daily rental charges on railroad operating equipment of $289 million, $369 million and $381 million in 2001, 2000 and 1999, respectively.

Purchase Commitments

     The company has entered into fuel purchase agreements for approximately 50% of its fuel requirements over the next twelve months. These agreements amount to approximately 294 million gallons in commitments at a weighted average of 78 cents per gallon. These contracts require the company to take monthly delivery of specified quantities of fuel at a fixed price. These contracts cannot be net settled.

     The company also has a commitment under a long-term maintenance program for approximately 40% of CSXT's fleet of locomotives. The agreement expires in 2024 and totals $2.7 billion. Minimum payments under this agreement are $120 million for 2002, $124 million for 2003, $125 million for 2004, $131 million for 2005, $159 million for 2006 and $2.1 billion thereafter.

Contingencies

Guarantees

     The company and its subsidiaries are contingently liable individually and jointly with others as guarantors of long-term debt and obligations principally relating to leased equipment, joint ventures and joint facilities. CSX also remains contingently liable for certain lease obligations aggregating $582 million assumed by Maersk as part of its purchase of the international liner business. CSX believes that Maersk will fulfill its contractual commitments with respect to such leases and that CSX will have no further liability for those obligations.

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

Environmental

     CSXT is a party to various proceedings involving private parties and regulatory agencies related to environmental issues. CSXT has been identified as a potentially responsible party (PRP) at 108 environmentally impaired sites that are or may be subject to remedial action under the Federal Superfund statute (Superfund) or similar state statutes. A number of these proceedings are based on allegations that CSXT, or its railroad predecessors, sent hazardous substances to the facilities in question for disposal. Such proceedings arising under Superfund or similar state statutes can involve numerous other waste generators and disposal companies and seek to allocate or recover costs associated with site investigation and cleanup, which could be substantial.

     CSXT is involved in a number of administrative and judicial proceedings and other clean-up efforts at 227 sites, including the sites addressed under the Federal Superfund statute or similar state statutes, where it is participating in the study and/or clean-up of alleged environmental contamination. The assessment of the required response and remedial costs associated with most sites is extremely complex. Cost estimates are based on information available for each site, financial viability of other PRPs, where available, and existing technology, laws and regulations. CSXT's best estimates of the allocation method and percentage of liability when other PRPs are involved are based on assessments by consultants, agreements among PRPs, or determinations by the U.S. Environmental Protection Agency or other regulatory agencies.

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

     Based upon such reviews and updates of the sites with which it is involved, CSXT has recorded, and reviews at least quarterly for adequacy, reserves to cover estimated contingent future environmental costs with respect to such sites. The recorded liabilities for estimated future environmental costs at Dec. 28, 2001 and Dec. 29, 2000, were $32 million and $41 million, respectively. These recorded liabilities, which are undiscounted, include amounts representing CSXT's estimate of unasserted claims, which CSXT believes to be immaterial. The liability has been accrued for future costs for all sites where the company's obligation is probable and where such costs can be reasonably estimated. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. The majority of the Dec. 28, 2001, environmental liability is expected to be paid out over the next five to seven years, funded by cash generated from operations.

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

STB Proceeding

     On Dec. 21, 2001, Duke Energy Corporation filed a complaint before the US Surface Transportation Board alleging that certain CSXT common carrier coal rates are unreasonably high. A similar complaint was filed by Duke against Norfolk Southern. At this time the outcome of the proceeding against CSXT is uncertain and would only apply to billings to subsequent 2001. CSXT is pursuing an aggressive legal strategy in its defense against this complaint.

New Orleans Tank Car Fire

     In Sept. 1997, a state court jury in New Orleans, La. returned a $2.5 billion punitive damages award against CSXT. The award was made in a class-action lawsuit against a group of nine companies based on personal injuries alleged to have arisen from a 1987 tank car fire.

     In Oct. 1997, the Louisiana Supreme Court set aside the punitive damages judgment, ruling the judgment should not have been entered until all liability issues were resolved. In Feb. 1999, the Louisiana Supreme Court issued a further decision, authorizing and instructing the trial court to enter individual punitive damages judgments in favor of the 20 plaintiffs who had received awards of compensatory damages.

     On Nov. 5, 1999, the trial court issued an opinion that granted CSXT's motion for judgment notwithstanding the verdict and effectively reduced the amount of the punitive damages verdict from $2.5 billion to $850 million. A judgment reflecting the $850 million punitive award has been entered against CSXT. CSXT has obtained and posted an appeal bond.

     In June 2001, the Louisiana Court of Appeal for the Fourth Circuit affirmed the judgment of the trial court, which judgment reduced the punitive damages verdict from $2.5 billion to $850 million. CSXT moved the Louisiana Fourth Circuit Court for rehearing of certain issues raised in its appeal; that motion was denied in Aug. 2001.

     CSXT then filed with the Louisiana Supreme Court an application that the court take jurisdiction over and reverse the 1997 punitive damages award. The Louisiana Supreme Court's jurisdiction in this case is discretionary. Opposing papers were filed by counsel in Oct. 2001. If the Louisiana Supreme Court takes jurisdiction of the case, an additional round of briefing and oral argument may precede any decision by the court.

     On Nov. 21, 2001, CSXT announced that it had reached a proposed settlement of the litigation, subject to a fairness hearing and court approval. The amount to be paid by CSXT under the proposed settlement is $220 million to resolve all claims arising out of the 1987 fire and evacuation (whether or not included in the present class action lawsuit). A preliminary settlement agreement between CSXT and the plaintiffs' management committee on behalf of the plaintiff case has been preliminarily approved by the trial court and been publicly filed. CSXT incurred a charge of $60 million before tax, $37 million after tax, 17 cents a share in the fourth quarter of 2001 to account for the expense of the settlement, net of insurance recoveries. The trial court has set April 2, 2002 as the date for a fairness hearing at which the court will consider final approval of the settlement. CSXT expects the settlement would be finally approved shortly after that hearing. The Louisiana Supreme Court has ordered that proceedings before it be deferred in light of the proposed settlement.

     If the proposed settlement is not approved and the litigation thereby disposed of, CSXT intends to continue to pursue an aggressive legal strategy, including the pursuit of the proceedings in the Louisiana Supreme Court and, if necessary, proceedings before the United States Supreme Court.

Other Legal Proceedings and Arbitrations

     See Note 4 for a description and evaluation by management of the ECT claim and Maersk arbitrations. A number of other legal actions are pending against CSX and certain subsidiaries in which claims are made in substantial amounts. While the ultimate results of these legal actions cannot be predicted with certainty, management does not currently expect that resolution of these matters will have a material adverse effect on CSX's consolidated financial position, results of operations or cash flows. The company is also party to a number of actions, the resolution of which could result in gain realization in amounts that could be material to results of operations in the quarter received.

Note 20. Business Segments

     The company operates in four business segments: Rail, Intermodal, Domestic Container Shipping, and International Terminals. The Rail segment provides rail freight transportation over a network of more than 23,000 route miles in 23 states, the District of Columbia and two Canadian provinces. The Intermodal segment provides transcontinental intermodal transportation services and operates a network of dedicated intermodal facilities across North America. The Domestic Container Shipping segment consists of a fleet of 16 ocean vessels and 27,000 containers serving the trade between ports on the United States mainland and Alaska, Guam, Hawaii and Puerto Rico. The International Terminals segment operates container freight terminal facilities in Hong Kong, China, Australia, Europe, Russia and Latin America. Prior to the sale of its international liner operations in Dec. 1999 (see Note 4), Marine Services (formerly known as the Container Shipping segment) provided global transportation services via a fleet of 91 container ships and more than 220,000 containers. The company's segments are strategic business units that offer different services and are managed separately based on the differences in these services. Because of their close interrelationship, the Rail and Inter-modal segments are viewed on a combined basis as Surface Transportation operations and the Domestic Container Shipping and International Terminals segments are viewed on a combined basis as Marine Services operations.

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

Business segment information for fiscal years 2001, 2000 and 1999 is as follows:

                                           Surface Transportation                     Marine Services
                                                                      Domestic
                                                                      Container  International
Fiscal year ended Dec. 28, 2001           Rail   Intermodal   Total   Shipping     Terminals      Total    Total
-------------------------------------------------------------------------------------------------------------------
Revenue from External Customers         $ 6,082    $ 1,092   $ 7,174   $   681       $   255     $   936  $ 8,110
Intersegment Revenue                         --         20        20        --             2           2       22
Operating Income                            803        104       907        32            71         103    1,010
Assets                                   12,948        432    13,380       504           880       1,384   14,764
Depreciation Expense                        550         31       581        24             8          32      613
Property Additions                          848         12       860        11            19          30      890
-------------------------------------------------------------------------------------------------------------------

                                           Surface Transportation                     Marine Services
                                                                      Domestic
                                                                      Container  International
Fiscal year ended Dec. 29, 2000           Rail   Intermodal   Total   Shipping     Terminals      Total    Total
-------------------------------------------------------------------------------------------------------------------
Revenue from External Customers         $ 6,075    $ 1,148   $ 7,223   $   666       $   302     $   968  $ 8,191
Intersegment Revenue                         --         20        20        --             3           3       23
Operating Income                            615         98       713        --            71          71      784
Assets                                   12,945        423    13,368       540           781       1,321   14,689
Depreciation Expense                        520         29       549        20             7          27      576
Property Additions                          822         18       840        16             8          24      864
-------------------------------------------------------------------------------------------------------------------

                                            Surface Transportation                                Marine
Fiscal year ended Dec. 31, 1999           Rail   Intermodal   Total                              Services  Total
-------------------------------------------------------------------------------------------------------------------
Revenue from External Customers         $ 5,623    $   943   $ 6,566                             $ 3,809  $10,375
Intersegment Revenue                         --         16        16                                  --       16
Operating Income                            823         84       907                                  48      955
Assets                                   12,985        401    13,386                               1,290   14,676
Depreciation Expense                        486         24       510                                  90      600
Property Additions                        1,298         63     1,361                                  86    1,447
-------------------------------------------------------------------------------------------------------------------

A reconciliation of the totals reported for the business segments to the applicable line items in the consolidated financial statements is as follows:

                                                                              2001          2000        1999
                                                                           ------------------------------------
Revenue:
Revenue from External Customers for Business Segments                      $    8,110   $   8,191  $   10,375
Intersegment Revenue for Business Segments                                         22          23          16
Elimination of Intersegment Revenue                                               (22)        (23)        (16)
                                                                           ------------------------------------
   Total Consolidated Revenue                                              $    8,110   $   8,191  $   10,375
---------------------------------------------------------------------------------------------------------------

Operating Income:
Operating Income for Business Segments                                     $    1,010   $     784  $      955
New Orleans Litigation Provision                                                  (60)         --          --
Reclassification of Minority Interest Expense/(a)/                                 39          42          40
Loss on Sale, Net of Depreciation Benefit                                          --          --        (360)
Workforce Reduction Program                                                        --          --         (55)
Unallocated Corporate Expenses                                                    (32)        (21)         (7)
                                                                           ------------------------------------
     Total Consolidated Operating Income                                   $      957   $     805  $      573
---------------------------------------------------------------------------------------------------------------

Assets:
Assets for Business Segments                                               $   14,764   $  14,689  $   14,676
Investment in Conrail                                                           4,655       4,668       4,663
Elimination of Intercompany Receivables                                          (185)       (186)        (32)
Non-segment Assets/(b)/                                                         1,567       1,377       1,521
                                                                           ------------------------------------
   Total Consolidated Assets                                               $   20,801   $  20,548  $   20,828
---------------------------------------------------------------------------------------------------------------

Depreciation Expense:
Depreciation Expense for Business Segments                                 $      613   $     552  $      583
Non-segment Depreciation/(b)/                                                       9          48          38
                                                                           ------------------------------------
   Total Consolidated Depreciation Expense                                 $      622   $     600  $      621
---------------------------------------------------------------------------------------------------------------

Property Additions:
Property Additions for Business Segments                                   $      890   $     864  $    1,447
Non-segment Property Additions/(b)/                                                40          49          70
                                                                           ------------------------------------
   Total Consolidated Property Additions                                   $      930   $     913  $    1,517
---------------------------------------------------------------------------------------------------------------

(a) Marine Services includes minority interest expense which is reclassified to other income in consolidation.

(b) Non-segment assets include corporate cash and cash equivalents and assets of non-transportation businesses and discontinued operations. Nonsegment depreciation and property additions are primarily attributable to non-transportation businesses and discontinued operations. Principal non-transportation businesses include real estate and resort operations and information technology subsidiaries serving multiple segments.

Included in the consolidated financial statements are the following amounts related to geographic locations:

                                                                              2001          2000        1999
---------------------------------------------------------------------------------------------------------------
Revenues:/(c)/
United States                                                              $    7,865   $   7,895  $    8,141
Asia                                                                              204         249       1,378
Europe                                                                             21          24         516
Other                                                                              20          23         340
                                                                           ------------------------------------
   Total Consolidated Revenues                                             $    8,110   $   8,191  $   10,375
---------------------------------------------------------------------------------------------------------------

(c) Revenues are attributed to geographic locations based on port of origin for container-shipping operations and the location of the service provided for all other operations.

     More than 95% of the company's long-lived assets are located in the United States. The company does not have a single external customer that represents 10% or more of its consolidated revenue.

================================================================================

Report of Ernst & Young LLP, Independent Auditors

     To the Shareholders and Board of Directors of CSX Corporation

     We have audited the accompanying consolidated statements of financial position of CSX Corporation and subsidiaries as of December 28, 2001 and December 29, 2000, and the related consolidated statements of earnings, cash flows, and changes in shareholders' equity for each of the three fiscal years in the period ended December 28, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSX Corporation and subsidiaries at December 28, 2001 and December 29, 2000 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 2 to the Consolidated Financial Statements, in 1999 the company changed its method of accounting for insurance-related assessments.


                               /s/ Ernst & Young LLP

Richmond, Virginia
February 13, 2002

Quarterly Financial Data (Unaudited)

Year                                                        2001                                 2000
                                            ----------------------------------------------------------------------
Quarter                                        1st      2nd     3rd    4th/(a)/       1st     2nd    3rd     4th
------------------------------------------------------------------------------------------------------------------
Operating Revenue                            $ 2,025  $2,057  $ 2,019  $2,009       $2,034  $2,071  $2,039  $2,047
Operating Expense                              1,836   1,792    1,737   1,788        1,860   1,882   1,815   1,829
                                            ----------------------------------------------------------------------
Operating Income                                 189     265      282     221          174     189     224     218
Other Income (Expense)                           (29)     37        4      (3)          (3)     26       5      (6)
Interest Expense                                 133     135      129     121          136     141     142     131
                                            ----------------------------------------------------------------------
Earnings from Continuing Operations
   Before Income Taxes                            27     167      157      97           35      74      87      81
Income Tax Expense                                 7      59       57      32           10      26      28      27
                                            ----------------------------------------------------------------------
Earnings before Discontinued Operations           20     108      100      65           25      48      59      54
Earnings from Discontinued, Operations
   Net of Tax                                     --      --       --      --            4       7       3      --
Gain on Sale of Discontinued Operations
   Net of Tax                                     --      --       --      --           --      --     365      --
                                            ----------------------------------------------------------------------
Net Earnings                                 $    20  $  108  $   100  $   65       $   29  $   55  $  427  $   54
------------------------------------------------------------------------------------------------------------------
Per Common Share
Earnings Per Share:
Before Discontinued Operations               $   .10  $  .51  $   .47  $  .31       $  .12  $  .23  $  .28  $  .26
Earnings from Discontinued Operations             --      --       --      --          .02     .03     .01      --
Gain on Sale of Discontinued Operations           --      --       --      --                   --    1.73      --
                                            ----------------------------------------------------------------------
Including Discontinued Operations            $   .10  $  .51  $   .47  $  .31       $  .14  $  .26  $ 2.02  $  .26
Earnings Per Share, Assuming Dilution:
Before Discontinued Operations               $   .10  $  .51  $   .47  $  .31       $  .12  $  .23  $  .28  $  .26
Earnings from Discontinued Operations             --      --       --      --          .02     .03     .01      --
Gain on Sale of Discontinued Operations           --      --       --      --           --      --    1.73      --
                                            ----------------------------------------------------------------------
Including Discontinued Operations            $   .10  $  .51  $   .47  $  .31       $  .14  $  .26  $ 2.02  $  .26
                                            ----------------------------------------------------------------------
Dividends Per Share                          $   .30  $  .30  $   .10  $  .10       $  .30  $  .30  $  .30  $  .30
                                            ----------------------------------------------------------------------
Market Price
   High                                      $ 34.11  $40.20  $ 41.30  $38.20       $33.44  $24.56  $27.63  $27.69
   Low                                       $ 24.81  $31.60  $ 25.44  $29.37       $20.25  $19.50  $21.00  $20.06


(a) CSX recorded a provision in the fourth quarter of 2001 to account for the proposed settlement of the 1987 New Orleans tank car fire litigation. This charge reduced earnings by $60 million, $37 million after tax, 17 cents per share.

    Shares Outstanding as of Jan. 25, 2002: 213,888,650
    Common Stock Shareholders as of Jan. 25, 2002: 62,048

-----------------------------
Shareholder Information
-----------------------------

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

General Questions

     General questions about CSX or information contained in company publications should be directed to Corporate Communications at the address or telephone number shown below.

Daniel J. Murphy
Director-Corporate Communications
CSX Transportation
500 Water Street, J420
Jacksonville, FL 32202
(904) 359-1469
e-mail: Dan_Murphy@csx.com

Investor Relations

     Security analysts, portfolio managers or other investment community representatives should contact Investor Relations at the address or telephone number shown below.

Fredrik J. Eliasson
Managing Director-Investor Relations
CSX Corporation
50 N. Laura Street, J100
Jacksonville, FL 32202
(904) 359-3305
e-mail: Fred_Eliasson@csx.com

Shareholder Services

Cynthia H. Freeze
Administrator-Shareholder Services
CSX Corporation P. O. Box 85629
Richmond, VA 23285-5629
(804) 782-1465
e-mail: Cynthia_Freeze@csx.com

Direct Stock Purchase and Dividend Reinvestment

     CSX provides dividend reinvestment and stock purchase plans for shareholders and potential shareholders as a convenient method of acquiring CSX shares through direct purchase, dividend reinvestment and optional cash payments.

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

Other benefits of CSXDirectInvest (SM) include the ability to:

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

     To obtain a prospectus or other information regarding CSXDirectInvest(SM), please call or write the Computershare Dividend Reinvestment Department at the phone number or address below. Or, if you prefer, please visit the web site at www.computershare.com.

CSXDirectInvest(SM)
P. O. Box A3309
Chicago, IL 60690-3309
(800) 521-5571 e-mail: web.queries@computershare.com

Stock Held in Brokerage Accounts

     When a broker holds your stock, it is usually registered in the broker's name, or "street name." We do not know the identity of shareholders holding stock in this manner. We know only that a broker holds a certain number of shares that may be for any number of customers. Any stock held in a street-name account is not eligible to participate in CSXDirectInvest(SM) (see above). For shares held in a street-name account, you will receive dividend payments, annual reports and proxy materials through your broker. Please notify your broker, not Computershare, if you wish to eliminate unwanted, duplicate mailings.

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

------------------------
Corporate Information
------------------------

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

Description of Common and Preferred Stocks

     A total of 300 million shares of common stock are authorized, of which 213,687,996 shares were outstanding as of Dec. 28, 2001. Each share is entitled to one vote in all matters requiring a vote of shareholders. There are no pre-emptive rights. At Dec. 28, 2001, there were 61,463 registered common stock shareholders.

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

Annual Shareholder Meeting

   10 a.m., Tuesday, April 23, 2002
   Desmond Hotel and Conference Center
   1-800-448-3500
   Albany, New York

Shareholder House Parties at The Greenbrier

     Throughout the year, The Greenbrier offers Shareholder House Parties featuring discounted rates and special activities. Shareholder House Parties in 2002 are scheduled for:

   Easter - March 28-31
   Memorial Day - May 24-27
   Independence Day - July 3-6
   Labor Day - August 30-September 2

     For information on shareholder parties, contact Maryann Sanford, Reservations Department, The Greenbrier, 300 W. Main Street, White Sulphur Springs, WV 24986, or phone toll-free (800) 624-6070 or e-mail to:

                         The_Greenbrier@greenbrier.com.

     Again in 2002, The Greenbrier is pleased to extend to all shareholders a 10 percent discount on its Modified American Plan rates, applicable to one visit per year. Reservations will be accepted on a space-available basis. This offer does not apply during CSX House Parties, when rates are already discounted, or if a shareholder is attending a conference being held at The Greenbrier.

Form 10-K

     A copy of the company's annual report to the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to Corporate Communications, CSX Corporation, 500 Water Street, J420, Jacksonville, FL 32202. The Form 10-K also is available on the company's web site at www.csx.com.

---------------------------------------
Board of Directors and Officers
---------------------------------------

Board of Directors

Elizabeth E. Bailey/(1,5,6)/
John C. Hower Professor of Public Policy and Management, The Wharton School,
University of Pennsylvania, Philadelphia, Pa.

H. Furlong Baldwin/(2,6)/
Chairman
Mercantile Bankshares Corporation,
Baltimore, Md.

Claude S. Brinegar/(2,5)/
Retired Chief Financial Officer and
Vice Chairman
Unocal Corp., Menlo Park, Calif.

Robert L. Burrus Jr./(4,5)/
Partner and Chairman
McGuireWoods LLP
Richmond, Va.

Bruce C. Gottwald/(1,3,4)/
Chairman
Ethyl Corporation, Richmond, Va.

John R. Hall/(2,3,5)/
Former Chairman of Arch Coal Inc. and
Retired Chairman and CEO
Ashland Inc., Ashland, Ky.

E. Bradley Jones/(4,6)/
Consultant and
Former Chairman and CEO
LTV Steel Company, Pepper Pike, Ohio

Robert D. Kunisch/(3,5)/
Special Partner ABS Capital Partners, Inc. and
Adviser and Former Vice Chairman
Cendant Corporation, Hunt Valley, Md.

James W. McGlothlin/(2,4)/
Chairman and CEO
The United Company, Bristol, Va.

Southwood J. Morcott/(4,6)/
Retired Chairman and CEO
Dana Corporation, Toledo, Ohio

Charles E. Rice/(1,3,6)/
Chairman, Mayport Venture Partners LLC
and Retired Vice Chairman Corporate
Development, Bank of America,
Jacksonville, Fla.

William C. Richardson/(1,5,6)/
President and CEO
W.K. Kellogg Foundation, Battle Creek,
Mich.

Frank S. Royal, M.D./(1,2,3)/
Physician and Health Care Authority
Richmond, Va.

John W. Snow/(1)/
Chairman, President and CEO
CSX Corporation, Richmond, Va.

Corporate Officers

John W. Snow*
Chairman, President and CEO

Mark G. Aron*
Vice Chairman

Paul R. Goodwin*
Vice Chairman and Chief Financial Officer

Andrew B. Fogarty*
Executive Vice President-Corporate Services

Ellen M. Fitzsimmons*
Senior Vice President-Law

Arnold I. Havens
Senior Vice President-Government Affairs

Jesse R. Mohorovic*
Senior Vice President-Corporate
Communications and Investor Relations

Lester M. Passa*
Senior Vice President-Strategic Planning

Peter J. Shudtz
Senior Vice President-Regulatory Affairs and
Washington Counsel

David A. Boor
Vice President and Treasurer

Asok K. Chaudhuri
Vice President-Financial Planning

Stephen R. Larson
Vice President-General Counsel and
Corporate Secretary

Jeffrey C. McCutcheon
Vice President-Corporate Human Resources

William F. Miller
Vice President-Audit and Advisory Services

James P. Peter
Vice President-Taxes

James L. Ross*
Vice President and Controller

Michael J. Ruehling
Vice President-State Relations

James A. Searle Jr.
Vice President-Administration

Unit Officers

CSX Transportation Inc.
Michael J. Ward*
President

Alan F. Crown*
Executive Vice President-Transportation

P. Michael Giftos*
Executive Vice President and
Chief Commercial Officer

Alan P. Blumenfeld
Senior Vice President-E-Business

W. Michael Cantrell
Senior Vice President-Mechanical and
Engineering

James W. Fallon
Senior Vice President-Transportation

Frederick J. Favorite, Jr.*
Senior Vice President-Finance

William J. Flynn
Senior Vice President-Merchandise
Service Group

Christopher P. Jenkins
Senior Vice President-Coal Service Group

Howard J. Levy
Senior Vice President-Purchasing and
Materials

Franklin E. Pursley
Senior Vice President-Service Design

Robert J. Haulter
Vice President-Human Resources

Kenneth R. Peifer
Vice President-Labor Relations

CSX Intermodal Inc.
Clarence W. Gooden
President and CEO

CSX Lines LLC
Charles G. Raymond*
President and CEO

CSX World Terminals LLC
Robert J. Grassi*
President and CEO

CSX Technology Inc.
Charles J. O. Wodehouse, Jr.
President

The Greenbrier
Ted J. Kleisner
President and Managing Director

                         Key to committees of the Board

1 - Executive, 2 - Audit, 3 - Compensation, 4 - Pension, 5 - Nominating and Organization, 6 - Public Affairs

CSX wishes to express its deep appreciation to Directors H. Furlong Baldwin, Claude S. Bringer and E. Bradly Jones for their counsel and many contributions. They will be retiring from the Board of Directors in 2002.

* Executive officers of the corporation.

                                       CSX
                                 TRANSPORTATION
                                  Major Routes

                                     [MAP]

                                     [LOGO]
                                For 175 Years -
                               A Part of America


For 175 Years - A Part of America

   The proud history of CSX and the nation's railroads is marked this year on the 175th anniversary of the B&O Railroad, the nation's first railroad. Hosted by the B&O Railroad Museum and the City of Baltimore, the 16-month celebration will feature displays of rail equipment dating to the era, newly developed exhibits tracing the growth of the industry, rail excursions and other events for families, rail enthusiasts and international visitors. In all, more than one million guests are expected to participate in the festivities.

   Today, the B&O and scores of other proud and successful railroads form CSX, a 23,000-mile railroad that is the largest in the eastern U.S. Like the B&O and its employees of days gone by, all of us at CSX are proud to be a part of America.

CSX Corporation
One James Center
901 East Cary Street
Richmond, VA 23219-4031
804/782-1400
www.csx.com

CSX Transportation Inc.
500 Water Street
Jacksonville, FL 32202
904/359-3100
www.csxt.com

CSX Intermodal Inc.
301 West Bay Street
Jacksonville, FL 32202
904/633-1000
www.csxi.com

CSX Lines LLC
2101 Rexford Road
Suite 350 West
Charlotte, NC 28211
704/973-7000
www.csxlines.com

CSX World Terminals LLC
2101 Rexford Road
Suite 250 West
Charlotte, NC 28211
704/973-7200
www.csxworldterminals.com

The Greenbrier
300 West Main Street
White Sulphur Springs, WV 24986
304/536-1110
www.greenbrier.com

Yukon Pacific Corporation
1400 W. Benson Boulevard
Anchorage, AK 99503
907/265-3100
www.csx.com/business/ypc