Form 10-K, Exhibit 13
period 2002-12-27
CSX CORP
filed 2003-02-26
CIK 277948

                                               Right
                                               Results
                                               Right Way







                              [PHOTO APPEARS HERE]










                                                2002 ANNUAL REPORT           CSX

                              Tribute to John Snow
-------------------------------------------------------------------------------

     On February 3, 2003, CSX Chairman and Chief Executive Officer John W. Snow joined President George W. Bush's cabinet as Secretary of the Treasury. As a result, Mr. Snow has resigned as an officer and board member of CSX Corporation.

     CSX takes enormous pride in Mr. Snow's appointment. He is serving our country at a critical juncture. He is bringing his immense talents to bear on vital issues and complex problems that directly affect the livelihoods of our citizens and people throughout the world. We know John Snow well here at CSX and have every confidence that he will serve with great honor and distinction.

     Chairman and chief executive officer since 1991, he changed the strategic course of the company from a multifaceted transportation conglomerate to a much more sharply focused rail industry leader. This transition is proving both timely and judicious. He leaves CSX in a strong position to grow substantially and capitalize on the tremendous opportunities in our core business.

     We wish John all success and thank him deeply for his leadership, many contributions and for his friendship.

--------------------------------------------------------------------------------
Contents
--------------------------------------------------------------------------------

  1   Financial Highlights                 14   Financial Information
  2   Chairman's Message                   56   Shareholder Information
  6   Review of Operations                 59   Corporate Information
 10   Community                            60   Board of Directors and Officers

                              Financial Highlights

(Millions of Dollars, Except Per Share Amounts)
-------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations             2002           2001           2000          1999           1998
Operating Revenue                            $  8,152       $  8,110       $  8,191       $ 10,375       $  9,490
Operating Expense                               7,025          7,153          7,386          9,802          8,359
                                            -----------------------------------------------------------------------
Operating Income                             $  1,127       $    957       $    805       $    573       $  1,131
                                            -----------------------------------------------------------------------
Net Earnings from Continuing Operations      $    424       $    293       $    186       $     32       $    520
                                            -----------------------------------------------------------------------
Earnings Per Share from Continuing           $   2.00       $   1.39       $    .88       $    .15       $   2.47
Operations
Earnings Per Share from Continuing
Operations,
     Assuming Dilution                       $   1.99       $   1.38       $    .88       $    .15       $   2.43
-------------------------------------------------------------------------------------------------------------------
Financial Position
Cash, Cash Equivalents and Short-term        $    264       $    618       $    686       $    974       $    533
Investments
Working Capital Deficit                      $   (665)      $ (1,023)      $ (1,231)      $   (910)      $   (616)
Total Assets                                 $ 20,951       $ 20,801       $ 20,548       $ 20,828       $ 20,535
Long-term Debt                               $  6,519       $  5,839       $  5,896       $  6,304       $  6,540
Shareholders' Equity                         $  6,241       $  6,120       $  6,017       $  5,756       $  5,880
-------------------------------------------------------------------------------------------------------------------
Other Data Per Common Share
Cash Dividends                               $    .40       $    .80       $   1.20       $   1.20       $   1.20
Book Value                                   $  29.07       $  28.64       $  28.28       $  26.35       $  27.08
Market Price
     High                                    $  41.40       $  41.30       $  33.44       $  53.94       $  60.75
     Low                                     $  25.09       $  24.81       $  19.50       $  28.81       $  36.50
-------------------------------------------------------------------------------------------------------------------
Employees-Annual Averages
Rail                                           33,464         35,014         35,496         31,952         28,358
Other                                           6,464          6,446          9,955         16,998         17,789
                                            -----------------------------------------------------------------------
     Total                                     39,928         41,460         45,451         48,950         46,147
-------------------------------------------------------------------------------------------------------------------

See accompanying Consolidated Financial Statements (All periods reflect contract logistics as a discontinued operation).

Significant events include the following:

2002- A charge to write-down indefinite lived intangible assets as a cumulative effect of accounting change, which reduced earnings $83 million before tax, $43 million after tax and consideration of minority interest, 20 cents per share (See Note 1, Significant Accounting Policies).

2001- A charge in the fourth quarter of 2001 to account for the settlement of the 1987 New Orleans tank car fire litigation. This charge reduced earnings by $60 million before tax, $37 million after tax, 17 cents per share.

1999- A loss on the sale of international container-shipping assets net of a related benefit from discontinuing depreciation of those assets from the date they were classified as "held for disposition. " The net effect of the loss and the depreciation benefit reduced earnings by $360 million before tax, $271 million after tax, $1.27 per share.

    - A charge to recognize the cost of a workforce reduction program at the Company's rail and intermodal units that reduced earnings by $55 million before tax, $34 million after tax, 16 cents per share.

    - A gain on the sale of the Company's Grand Teton Lodge resort subsidiary that increased earnings by $27 million before tax, $17 million after tax, 8 cents per share.

1998- A net investment gain, primarily from the conveyance of American Commercial Lines LLC, the Company's wholly-owned barge subsidiary, to a joint venture. The gain increased earnings by $154 million before tax, $90 million after tax, 42 cents per share.

    - A restructuring credit to reverse certain separation and labor protection reserves established by the Company's rail unit as part of a 1995 restructuring charge. The restructuring credit increased earnings by $30 million before tax, $19 million after tax, 9 cents per share.

CSX 2002 ANNUAL REPORT                                                         1

People
make the
Difference



                             [PHOTO APPEARS HERE]





2                                                         CSX 2002 ANNUAL REPORT

                               Chairman's Message

     Meaningful, lasting change in a corporation rarely comes from a single daring act. Rather, it is the product of many steps made possible by the efforts of thousands of people aligned behind shared principles in support of common goals. This is precisely the type of progress CSX Corporation demonstrated in 2002.

    In a year filled with economic challenges, the nearly 40,000 employees of CSX improved financial results, while continuing to build our corporation's foundation for a promising future. We created an organization with a laser-like focus on serving our customers. We began developing performance measures that reflect how well we are satisfying our customers' needs. At the same time, we recognized that well-trained, highly motivated employees are the cornerstone of a customer-focused culture, and we endeavored to provide them with the support and direction they need to grow in their careers and contribute to the full extent of their talents.

    As always, safety remains a constant theme in everything we do. Supporting safety at all levels of our organization is the sincerest statement we can make of our commitment to our employees, our customers and our communities. It says that we value our employees as individuals and understand their importance to their families as well as our company. It says that we embrace our commitment to deliver our customers' freight safely and consistently, without mishap or delay. And it says that we appreciate our duty as a corporate citizen to be sensitive to the needs of the communities in which we operate, communities that our employees and customers call home.

    While infusing our company with these principles in 2002, we also recognized the urgency of improving our financial and operating results, and our employees responded admirably. It was a year in which the performance of our core railroad enterprise continued to improve by every major operating standard. It was a year in which we continued to reshape CSX to sharpen our focus on our primary business, rail transportation. And it was a year in which our corporation was the subject of national attention, when our chairman of 11 years, John W. Snow, was selected by President Bush for one of the nation's most important policy leadership posts, Secretary of the Treasury of the United States.


          -------------------------------------------------------
             As we concentrated on growing revenues and reducing costs in 2002, the people of CSX continued to demonstrate a strong commitment to high ethical standards and integrity.

                          Michael J. Ward Chairman,
                             President and CEO
          -------------------------------------------------------


2002: A Solid Year in Uncertain Times

     CSX delivered a solid financial performance in 2002 despite a weak economy and serious challenges from weather and industry conditions. For the year, CSX net income was $424 million, or $1.99 per share, compared to $293 million, or $1.38 per share in 2001, an increase of 45%. Operating income from all CSX businesses increased to $1.1 billion, from $1.0 billion in 2001, up 18%. In addition, we significantly improved the Company's free cash flow in 2002.

    Our Surface Transportation business units, CSX Transportation and CSX Intermodal, generated approximately 88% of the corporation's revenue in 2002. Their year's results were limited by an economy that failed to produce the sustained recovery that many were predicting in late 2001. Even with economic weakness, our Surface Transportation units demonstrated the soundness of their growth strategies. Excluding coal, which experienced yearlong depressed demand, CSXT rail revenues were relatively strong. Linehaul revenues for merchandise and automotive business increased year-to-year by $98 million, or 2%. Intermodal business was up $68 million, or 6%. In addition, Surface Transportation operating expenses were down $159 million, or 3%, from 2001.

         Also in 2002, we continued to strengthen our focus on Surface Transportation. We reached an agreement with The Carlyle Group to convey CSX Lines, the domestic container shipping business, to a newly created venture. CSX will receive $300 million ($240 million in cash and $60 million of securities issued by the venture). The transaction enables us to retain an interest in CSX Lines, a good business with a strong management team, while also generating significant cash for CSX.



CSX 2002 ANNUAL REPORT                                                         3

                               Chairman's Message
--------------------------------------------------------------------------------

    CSX Lines, which provides service in domestic lanes to Alaska, Hawaii, Puerto Rico and Guam, was created following the sale of a major portion of Sea-Land Service, an international container-shipping line, in 1999. Also created at that time was CSX World Terminals, which remains a wholly-owned CSX business unit. We continue to be excited about the prospects for CSX World Terminals, which contributed to the corporation's success in 2002 and is in an excellent position to grow as the world economy recovers and trade barriers are relaxed.

    While CSX's determination to become a more rail-based corporation has enabled us to focus our energies, it has also intensified the railroad's responsibility to generate financial results that will reward our shareholders' confidence in this company. In 2002, a year that began with significant promise, investor confidence was shaken in the third quarter, when we experienced our first year-over-year decline in operating income in eight quarters. Weak demand for coal and higher railroad operating costs were the principal factors.

    As deeply disappointed as we were by those third-quarter results, we were equally encouraged by the response of the entire CSXT team to turn around our performance in the fourth quarter. Solid revenue gains across most freight classifications more than offset an 8% year-to-year decline in coal, coke and iron ore revenues. At the same time, we lowered costs and increased efficiency, all while continuing to implement long-term service-improvement initiatives. Fourth-quarter performance demonstrated the effectiveness of the business model that we have embraced to generate sustainable, long-term financial success: revenue growth combined with stringent cost control.

The Foundation for Revenue Growth

    For railroads to prosper, they have to attract customers and grow. That is what we are doing at CSXT. This section describes some of the ways we are accomplishing that, but the bottom line is we are getting freight back on the rails where it belongs.

    Since expanding our rail network, with the Conrail merger, to provide fast, efficient service to the consumer markets, manufacturing centers and ports of the Northeast, CSXT has been working to deliver on the tremendous growth opportunities provided by single-line service to every major rail market east of the Mississippi River. The crucial first step has been to elevate our service to levels that earn the confidence of our customers and deliver their freight with speed and reliability.

    We believe the transportation products offered by the railroad industry, and CSX specifically, have never been better. But we will not rest on our laurels, we will continue to improve our service. In the almost three years since the current rail management team has been in place, CSXT's train velocity is up 24%; system dwell, the time that rail cars spend in freight yards, is down 30%; cars on line, a general indicator of system fluidity, are down 15%; on-time train departures are up 77%; and on-time train arrivals are up 113%. In addition, CSXT has formed service alliances with Western railroads to create seamless transportation products that increase the efficiency and speed of two-line rail moves.

    Customers have taken note of these improvements and have rewarded us with their business. We have been increasingly successful in attracting market share from the largest potential source for rail growth, the trucking industry. Transportation economists, community planners and environmentalists have long recognized that railroads are a far safer, cost effective, fuel efficient and environmentally sound mode of freight transportation than trucks. As we have become increasingly truck-like in our timeliness and reliability, migration to rail has begun. In 2001 and 2002, we converted 800,000 truckloads of freight to our railroad. In 2002 alone we attracted 500 new customers. This is just the beginning.

    In 2002, we developed several new initiatives to grow and improve our service and customer interface which will be implemented in 2003. One of the initiatives, Shipment Management, is shifting our focus from monitoring our train movements to adopting the perspective of customers, whose priority is on-time delivery of their shipments. Another initiative is Event Reporting which uses handheld data transmission devices to provide more timely and accurate data on car movements, improving CSXT's ability to increase efficiency, accuracy, and completeness of data.

    We also are making it easier for our customers to do business with us. In 2002, we launched a redesigned and feature-rich Web site, ShipCSX, which enables customers to obtain instant pricing information, plan their shipments and conduct e-business transactions quickly and efficiently. We also initiated Zero Defect Management, a program that closely monitors shipments of new customers to ensure they receive the highest-quality service from the very beginning of their rail experience.

     We are confident these initiatives will succeed, because they have succeeded for others. We have undertaken an extensive benchmarking effort to extract the best ideas from successful companies and put them into action at CSX. Our programs are based on the excellent service of the Canadian National, the customer focus of General Electric, the safety excellence of DuPont, and the data gathering techniques of the Burlington Northern-Santa Fe, Canadian Pacific and Six Sigma. Our goal is to realize the benefits these companies have realized
- and more.

Better Service is Cost-effective Service

    Cost control was a major emphasis for CSX in 2002, and will be for the long term. While the cornerstone of our business strategy is to achieve sustainable financial strength through revenue growth, we recognize that controlling costs is both a cause and an effect of efficient


4                                                         CSX 2002 ANNUAL REPORT

                               Chairman's Message

transportation. Doing both well will allow us to better control our destiny. This "better is cheaper" philosophy was evident in many of our measures in 2002, including revenue per employee, which increased to almost $205,000 in 2002, from $181,000 per employee in 2000. Since 2000, our workforce companywide has decreased by more than 5,000 employees.

    We expect to continue to realize labor savings through attrition and productivity improvements, but also important to our cost structure is the work being done by our employees through Six Sigma. Using fact-based techniques for identifying and eliminating waste by improving processes, we have permanently taken out costs. In addition, as our operating performance improved, effectively increasing the capacity of our assets, we right-sized our locomotive and cars fleets and are reviewing options for right-sizing the rail network. We are also partnering with our suppliers to reduce the cost of purchasing and materials through a new initiative called IMPACT.

    We continued to invest capital - beyond our normal infrastructure maintenance and improvement programs - in initiatives that showed promise for improving the quality of our product and the efficiency of our operations. Technology was the primary focus of these investments. We introduced remote-control locomotive technology at 48 locations. Those will deliver both safety and productivity improvements. At the same time, we deployed locomotive auxiliary power units (APUs), developed by CSXT to both increase fuel efficiency and reduce emissions.

A Company of Quality

    As we concentrated on growing revenues and reducing costs in 2002, the people of CSX continued to demonstrate a strong commitment to high ethical standards and integrity.

    Providing a safe working environment for our employees and protecting the public are an important part of our ethical commitment. In 2002, we continued our safety improvement of recent years. By year end, our personal injury frequency rate had dropped 23%, in addition to a 21% reduction in 2001. Similarly, train derailments that are reportable to the Federal Railroad Administration decreased 18% in 2002, in addition to the 39% reduction achieved in 2001. To strengthen our momentum, we implemented a Safety Leadership Process during the year, which we designed following a benchmarking session with DuPont, a worldwide leader in safety performance.

    We also are a company that celebrates diversity and values the talents of all employees. A strong culture attracts good people, people who actively listen to each other, trust each other, respect each other's contributions and make decisions that take into account all data and perspectives. Only by having the best ideas can we hope to attract and keep customers with the best, most creative service solutions possible.

    As a testament to our management integrity and the ethical practices, CSX came through the intense scrutiny preceding the confirmation process of our former chairman, John W. Snow, with an endorsement and affirmation of our business practices. The public has no tolerance for corporate misconduct in the wake of recent high-profile scandals, and we are proud of the record that emerged in the examination of CSX. To ensure that we continue to abide by the letter and spirit of corporate governance and securities requirements, we provided more than 900 hours of training to approximately 200 company employees, who have responsibility for accounting, finance, tax, audit and public reporting, on the new requirements of the Sarbanes-Oxley Act of 2002.

A Heritage to Build Upon

    As I conclude my first letter to shareholders as the newly-elected chairman of CSX Corporation, I want to recognize the contributions of John Snow during the 11 years he served as chairman and chief executive officer of CSX. John was a true leader of our corporation and the entire transportation industry.

    I am honored by the opportunity I have been given to follow a person of the character and vision of John Snow. My promise to him and to every CSX shareholder, customer, community and employee is that I will do my utmost to deliver on the opportunities that he helped create. Today, the CSX companies are positioned better than ever to enter new markets, to convert freight from highways to the rails, and to provide a level of service excellence that will delight our customers and reward our shareholders. Some of our opportunities for revenue growth will be fulfilled this year, other initiatives may take longer. Of this I am confident: by doing what is right for our customers and our employees, we are doing what is right for our shareholders.


/s/ Michael J. Ward
---------------------------------------------
Michael J. Ward
Chairman, President & Chief Executive Officer

CSX 2002 ANNUAL REPORT                                                         5

It Starts
wth the
Customer






                              [PHOTO APPEARS HERE]










6                                                         CSX 2002 ANNUAL REPORT

                              Review of Operations

            Surface Transportation Continues Performance Improvement

CSX Transportation and CSX Intermodal produced solid operating results despite unfavorable market conditions in 2002, as they positioned CSX's Surface Transportation businesses to generate new opportunities for rail and intermodal and to capitalize on a strengthening economy. With an intense focus on service enhancement and operating efficiency, the rail and intermodal units simultaneously drove down costs and grew revenues while increasing the value of their service products. Surface Transportation accounted for approximately 88% of CSX Corporation revenue and operating income in 2002.

CSX Transportation

    As the largest freight railroad in the Eastern United States, CSX Transportation Inc., ("CSXT") continued to build momentum toward realizing the full potential of its 23,000-mile rail network serving 23 states, the District of Columbia, and two Canadian provinces. Headquartered in Jacksonville, Florida, CSXT made improvements in all of its major operating measurements in 2002, delivering higher-quality customer service and providing a safer environment for employees and the public.

    The fluidity of the rail network and its terminals continued to increase, which was reflected in improved crew and equipment utilization as well as a higher percentage of on-time train movements. These improvements occurred even as aggressive cost actions were taken to offset the effects of a sluggish economy and weak coal demand. These actions included continued workforce reductions, aggressive management of purchasing and material expenses, and process changes that drove down CSX's overall cost structure.

    Consolidation benefits were evident in 2002. Modal conversions from truck to rail, enabled by increasingly efficient service, were a significant factor in the railroad's ability to respond to challenging economic conditions throughout the year.

    Increased operating efficiency had many positive effects on CSXT's cost performance. For example, improved locomotive productivity allowed the company to reduce its fleet of leased locomotives, which produced substantial cost savings. At the same time, improved productivity from the company's fleet of 100,000 railcars further reduced the average expense for each of the 5.0 million loads that moved on the CSXT system in 2002.

    These efficiencies helped CSXT offset continued slowness in the U.S. economy. They also provided the railroad's team with an increasingly valuable transportation product to offer customers, who responded positively to several key marketing initiatives.

    Customers shifted 450,000 loads from the nation's strained highway system to the CSXT rail network in 2002. This came from existing customers as well as more than 500 new customers who were introduced to the economic efficiency, convenience and safety of rail freight transportation. Among existing customers, marketing initiatives were particularly successful with retail businesses that receive merchandise in large boxcars. Two of the nation's largest home improvement companies, for example, substantially increased the amount of freight they ship by rail, and the company expects the trend to continue, with the opening of new rail-served warehouses.

    Another successful marketing initiative in 2002 was continued strengthening of service alliances with the Western railroads for transporting commodities ranging from perishable produce to coal. Initiatives with Union Pacific Railroad, for example, created new opportunities for moving coal from Western mines across the St. Louis gateway into markets in the East. This helped mitigate the effects of the weakened coal market in 2002 and provided a good potential for future revenue growth.

    The slow coal market masked significant strength in other rail commodities. Excluding coal, CSXT's linehaul revenues increased $98 million, or 2% over 2001. Growth was especially strong in the fourth quarter, when linehaul revenue excluding coal increased 5.2%.

    While these results provide an encouraging backdrop for the start of 2003, unprecedented winter storms slowed rail operations and created significant resource demands. The strains created by the storms, combined with increased fuel costs, is requiring even more aggressive cost actions and rail efficiency improvements.

    As a result, CSXT approaches 2003 with a multi-faceted plan for productivity improvement. With strategic investments in new technologies and process improvements driven by Six Sigma, the company started several new initiatives in 2002 - such as remote-control locomotive operation and locomotive auxiliary power units- to lower costs while improving service.


Surface Transportation Chart

                         2002 Split of Revenue


             Coal, Coke and Iron Ore............ 22%
             Intermodal......................... 16%
             Chemicals.......................... 13%
             Automotive......................... 12%
             Forest Products....................  9%
             Agricultural Products..............  7%
             Metals.............................  6%
             Emerging Markets...................  5%
             Phosphates & Fertilizer............  5%
             Food & Consumer....................  3%
             Minerals...........................  2%










CBX 2002 ANNUAL REPORT                                                         7

                              Review of Operations
--------------------------------------------------------------------------------

    Event Reporting, an initiative developed in 2002, employs a technology that benefits both railroad operations and customers. Train crews, using handheld touchpads, record every car movement as it occurs in the field. Real-time information is transmitted to CSXT databases over a wireless network. This permits faster decision-making by the railroad to meet service commitments and assist customers with logistics and resource planning. Event Reporting will be implemented systemwide in 2003.

    In addition to technology innovations, CSXT is transforming the traditional railroad perspective of performance as driven by on-time train movements to one that measures success from the perspective of the customer, consistently meeting shipment delivery commitments.

    At the same time, the CSXT team also improved safety, continuing the momentum of recent years. Personal injuries declined 23% in 2002, in addition to a 21% reduction in 2001. At the same, CSXT trained 2,400 managers in its Safety Leadership Process in 2002, providing them with the skills and knowledge to effectively convey CSXT's commitment to eliminating injuries.

CSX Intermodal

    With 45 modern terminals and 450 purchased dedicated trains per week, CSX Intermodal Inc., ("CSXI") offers rail transportation for domestic containers and trailers, premium parcel business and international steamship containers. In 2002, the company demonstrated its value to CSX's Surface Transportation business as a powerful source of growth.

    After a period of strategic capital investments in terminals and equipment that set the stage for growth, CSXI in 2002 achieved impressive success in converting truck freight to North America's premier intermodal service network. For the year, the unit generated 6.1% growth in operating revenue versus 2001, even as it absorbed the impact of the West Coast port shutdown and lower volumes in parcel business stemming from the soft economy. CSXI's operating revenues in 2002 accounted for 16% of the CSX Surface Transportation total.

    Creative marketing and service initiatives enabled CSXI to provide increasingly "truck-like" service and to realize the full value of that product in the marketplace. The company applied its truck conversion strategy - and leveraged its position as the nation's only rail-based transcontinental intermodal service provider - in offering branded, single-carrier service to and from the West Coast in 53-foot containers. To facilitate the service, CSXI invested in 2,250 53-foot containers, which contributed to a 35% increase in its container business.

    Another new initiative that helped capture shipments was the expansion of CSXI's Trucking division to service Internet "loadboards," where shippers post freight in search of transportation between specified origin and destination pairs. CSXI reorganized its Trucking division and added resources to capitalize on the opportunity presented by the loadboards. By the end of 2002, the initiative was adding 700 loads per week and had generated $21 million in new revenue. CSXI anticipates that the loadboard business will continue to grow rapidly over the next several years.

    Operating efficiency was a key component of CSXI's modal conversion strategy. CSXI improved equipment utilization 12%. The increase was driven by proactive positioning of containers at anticipated areas of high demand and by an aggressive maintenance program to ensure that CSXI containers were in good repair and ready to load when needed.

    For 2003, CSXI plans to expand its strategic successes and increase the pace of growth generated through modal conversions.

CSX World Terminals

    CSX World Terminals LLC, ("CSX World Terminals") is a leader in the development, operation, management and design of marine container terminals. It operates businesses in Asia, Europe, Australia, Latin America and the United States. The company also provides trucking services in Hong Kong and barging operations on the Rhine River in Europe.

    Despite a sluggish global economy in 2002, difficult conditions in the container-shipping industry, and work stoppages at U.S. West Coast ports, earnings at CSX World Terminals were slightly below 2001 as a result of cost reduction programs, productivity improvements and asset sales. Looking forward, similar initiatives, accompanied by expected growth in global container flows of approximately 6% to 7% annually during the next five years, provide an opportunity for earnings growth. This includes both business expansion through new terminal development and privatization projects, as well as growth in the company's existing businesses.

    In 2002, CSX World Terminals added new businesses in two rapidly growing economies, South Korea and China. CSX World Terminals acquired a 23.3% equity stake in a company that is building a large, state-of-the-art container terminal in Pusan, South Korea.

    Pusan is the third largest container port in the world. CSX World Terminals will be the manager and operator of the terminal that is scheduled to commence operations by January 2006. In Shanghai, China, a CSX World Terminals subsidiary established a crane inspection business to capitalize on China's emergence as one of the largest manufacturers of terminal handling equipment. Also in 2002, CSX World Terminals expanded its terminal operations in Germersheim, Germany, permitting more volume and larger barges to be handled at the facility. The operation is the largest private container terminal on the Rhine River handling barge, rail and truck volume.

    During the year, the company made significant progress on two large terminal development projects. Construction progressed according to schedule on Asia Container Terminals' ("ACT") marine facility at the



8                                                         CSX 2002 ANNUAL REPORT

                              Review of Operations

port of Kwai Chung in Hong Kong. CSX World Terminals is an investor in ACT and will operate the terminal at the world's largest container port. The facility, scheduled to open in mid-2004, is well positioned to expand CSX World Terminals's presence in this important market.

    In the Dominican Republic, CSX World Terminals is a shareholder in a company constructing a large, modern container terminal and free-trade zone facility on the Caucedo peninsula near Santo Domingo. Construction began in 2002, and the terminal is expected to start operations in late 2003, with CSX World Terminals as the terminal operator.

    The company developed a terminal management and operating system that is being installed at each of the company's new terminal developments in South Korea, Hong Kong and the Dominican Republic. CSX World Terminals management believes the technology will increase the company's ability to operate more efficiently, and enhance its competitiveness in the market place.

Other Activities

    CSX Lines LLC, ("CSX Lines") is the nation's largest domestic container-shipping company, accounting for approximately 37% of the total U.S. marine container shipments from the continental United States to Alaska, Hawaii/Guam or Puerto Rico. The company operates 17 vessels and approximately 21,500 cargo containers of varying size providing door-to-door or port-to-port container transportation services to shippers in these three major shipping lanes. The company operates terminals in Hawaii, Alaska and Puerto Rico, contracts for terminal services in its seven North American ports as well as Guam and has long-term access to terminal facilities in every port that its vessels call. CSX Lines is headquartered in Charlotte, North Carolina, with 17 offices throughout the continental United States, Alaska, Hawaii, Guam and Puerto Rico.

    In December 2002, CSX Corporation reached an agreement to convey CSX Lines to a venture formed with The Carlyle Group for $300 million ($240 million in cash and $60 million of securities issued by the venture). CSX expects this transaction to close in the first quarter of 2003.

    In 2002, operating income for CSX Lines reached $38 million, a $6 million year-over year improvement versus 2001. The improvements came primarily from continued expense reductions as well as improvement in revenues in the Hawaii/Guam service and Puerto Rico service.

    CSX owns the historic Greenbrier resort in White Sulphur Springs, West Virginia. World renowned for its cuisine and culinary programs, luxurious accommodations, impeccable service and conference facilities, The Greenbrier was awarded the coveted AAA Five-Diamond award for the 27th consecutive year in 2002.

    CSX Real Property Inc. ("RPI") creates shareholder value through the efficient provision of real estate management and real estate services to all CSX companies. RPI manages CSX's real estate assets to maximize risk adjusted total return, and recognize, when financially feasible, the value of the surplus real estate rights and assets. Activities include development, sales, leasing and management of assets ranging from stand-alone properties to surplus railroad corridors. RPI is headquartered in Jacksonville, Florida.

    CSX Technology provides a wide range of information technology applications. Applications encompass day-to-day processing including freight scheduling, tracking, and monitoring, as well as more comprehensive functions such as data resource management, system architecture and network management. CSX Technology is headquartered in Jacksonville, Florida

    BridgePoint provides logistics information technology tools to help customers monitor, measure and manage their operations through high-level data quality and connectivity. BridgePoint's headquarters are located in the Research Triangle, North Carolina.

CSX 2002 ANNUAL REPORT                                                         9

Safety
is a
Way of Life





                              [PHOTO APPEARS HERE]






10                                                        CSX 2002 ANNUAL REPORT

                                    Community

    CSX is a company on the move. We're redefining the importance of railroading to American industry - and American communities. As a transportation company, we know the points along the way are every bit as crucial to the journey's success as the destination. That's why we are committed to getting the right results, the right way, in everything we do. For our customers. For our employees. For the communities we serve.

Our Commitment to Safety

    Railroading is a unique industry. Our "plant" is spread over thousands of miles, through countless cities and towns, many of which provide homes to our hard-working employees. That's why safety is a way of life at CSXT, where employees take time every day to remember the importance of working safely for themselves, their families and their communities.

    In 2002, the railroad's Safety Leadership Process ("SLP") trained 2,400 managers and first-line supervisors so they can achieve continuous safety improvement. SLP is a prevention-based process that emphasizes leadership by example and attaining objectives through measurement, analysis and development of specific action plans. The railroad is extending SLP training to approximately 24,000 contract employees in 2003.

    Front-line employees continued to embrace safety initiatives in 2002. CSXT's culture that seeks good labor-management relations further enhanced the cooperation. This culture, and the teamwork it creates, has produced innovative programs for injury prevention, centered on education and training. These efforts contributed significantly to safety initiatives at all levels of the railroad that helped drive a 23% decrease in the frequency rate of reportable personal injuries and an 18% decrease in reportable derailments in 2002.

    Aggressive injury- and train accident-reduction goals were established for 2003, as the railroad reiterated its commitment to continuously driving toward its ultimate goal of zero injuries and zero accidents.

    An equally strong safety commitment is evident at our other operating units. CSX Intermodal's intense focus on safety awareness in 2002 resulted in a 27% year-over-year reduction in reportable injuries among field employees. At the same time, CSXI took its safety message to trucking companies whose drivers operate in CSXI terminals, and that effort produced a 17% reduction in the number of truck accidents in CSXI terminals in 2002, compared to 2001.

    To increase safety awareness among terminal employees, the intermodal company placed a heavy emphasis on monthly injury and accident reporting, combined with monthly safety audits. These methods identified deficiencies and resulted in action plans for safety improvement.

    CSXI also enhanced its efficiency testing program to increase employee awareness of safety rules and conducted weekly safety sessions with employees and monthly safety meetings that include all vendors in a discussion of safety-improvement actions.

    A primary safety focus at CSXI in 2002 was safe handling of hazardous materials as part of the company's commitment to minimize spillage and prevent the exposure of employees and the environment to hazardous chemicals.

Powering Economic Growth

    It might surprise you to think of a company with 175-year-old roots as a growth enterprise. In fact, CSXT plays a vital role in creating jobs and supporting economic growth in thousands of communities from Miami to Montreal and from New Orleans to New England. In 2002 alone, we were instrumental in securing 117 new industry projects and plant expansions in our service territories - projects such as a Hyundai auto plant in Montgomery, Alabama, and an expanded Toyota manufacturing facility in Princeton, Indiana. In total, the CSX-served industrial development projects announced in 2002 will result in 4,100 new jobs and $1.8 billion in economic investment.

    Moreover, cost-effective rail transportation and our ability to help existing rail-served industries expand into new markets through the eastern United States and Canada - or even across the country on connecting carriers - enables companies on our 23,000-mile network to compete more vigorously in the global economy and continue to provide employment opportunities. Our continued success in this area is, in part, dependent upon the deregulated market created by the passage of the Staggers Act in 1980. Since the passage of the Staggers Act, rail rates have declined 58% in constant dollars. However, we now have revenue adequacy shortfalls, and no railroad is earning its cost of capital. There is competition in the freight transportation market today. Reregulation would impose unnecessary limitations on our ability to price competitively and would further impede the industry's efforts to achieve revenue adequacy and meet its cost of capital.

    CSX provides transportation services on privately owned and financed infrastructure, unlike competing transportation modes. As a result, we have an especially acute need to be treated fairly in tax issues that affect the transportation industry. A priority for our public policy team in 2003 will be working with Congress to repeal the discriminatory 4.3 cents per gallon fuel tax. This tax takes $170 million in rail industry revenues every year. Those revenues could be used to enhance service and support economic growth. Especially unfair is that the 4.3 cents per gallon fuel tax paid by airlines and the trucking industry goes directly into the aviation and highway trust funds, which benefit those industries. Railroads receive no direct benefit from this tax, and therefore suffer a serious competitive disadvantage.


CSX 2002 ANNUAL REPORT                                                        11

                                    Community
--------------------------------------------------------------------------------

    Public policy makers at the federal and state levels can also play critical roles in fostering environments that encourage economic development. There is no better example than New York state's passage of the Rail Infrastructure Investment Act of 2002. This legislation, signed into law by Governor Pataki in early 2003, changes the state's method for assessing railroad property. Prior to the new legislation, New York's rail property tax rate was three times higher than that of any other state where CSXT operated, encouraging the railroad to invest its capital elsewhere. The new law brings New York's tax rate closer in line with other states allowing CSX to invest in the state's rail infrastructure and increase opportunities for economic growth and expansion.

    Another impediment to the United States' competitiveness is a legal system that encourages a "lawsuit lottery" of liability claims and outrageous awards. This abuse is breaking big and small companies and hurting their customers, their employees and the communities in which they operate. CSX will continue to strongly urge Congress and the states to enact legislation that makes the litigation system fair to companies of all sizes that are trying to create jobs, improve services, develop new products and give back to communities.

    In 2003, Congress will likely consider legislation to reauthorize the Transportation Equity Act for the 21st Century, or TEA-21. At CSX, we support public policies which promote an overall balance of transportation modes for optimum safety, efficiency and environmental stewardship. The safety and environmental advantages of rail are well documented and should be prominently considered in any public transportation policy debate.

    The company has joined with the other Class I railroads to push for modifications and clarifications to certain transportation programs contained in TEA-21, as well as carefully targeted tax law changes. These changes would allow railroads to work more effectively with other transportation modes and with transportation planners to find efficient solutions to our nation's transportation problems.

Protecting the Public

    In addition to our intense employee safety focus, CSXT works to educate the public about highway crossing safety and to deter trespassing on railroad property, which often results in tragedy. These efforts were rewarded in 2002 with a 6% decrease in grade-crossing injuries.

    CSXT cooperated with local law enforcement agencies to enforce grade-crossing and trespassing laws, while continually searching for new engineering solutions for enhanced crossing safety.

    Public safety is also a driving factor behind our company's position in regard to passenger rail. We support passenger rail operations across our system in many ways, from Amtrak inter-city trains to commuter systems in major metropolitan areas. We believe the separation of rail and passenger operations is the most effective and safest method for preserving the efficiency of the nation's freight rail system while building a passenger rail system that meets public expectations for safety and performance. Where combined systems are existent or proposed, careful planning and execution must be prerequisites to preserving the safety, reliability and efficiency of both freight and passenger operations.

Environmental Stewardship

    Rail transportation is by far the most environmentally efficient choice for moving freight. A gallon of fuel moves nine times more freight by rail than by truck, and locomotives are about three times cleaner than trucks. But at CSX, that's not good enough. We strive continually to improve our environmental performance because that's the right choice for our customers and for our communities.

    Our leadership in environmental innovation is evident in the Auxiliary Power Unit that CSXT has designed, patented and made available to the rail industry. The APU provides power during idling conditions, allowing a locomotive's main engine to be shut down. In 2002, the company equipped 800 of its more than 2,500 locomotives with APUs. Once the entire fleet is equipped with APUs, the company expects to conserve an estimated 25 to 30 million gallons of fuel annually, compared to today's fuel consumption. For developing the APU, we received the U.S. Environmental Protection Agency's Clean Air Excellence Award.

    At CSXI, a primary safety focus in 2002 was safe handling of hazardous materials as part of the company's commitment to minimize spillage and prevent the exposure of employees and the environment to hazardous chemicals.

    During the year, a record number of fire and emergency medical personnel, law enforcement officers, school bus drivers and professional drivers received training and materials on grade crossing safety and hazardous materials handling through CSXT's efforts.

    Beyond ensuring compliance with environmental laws and regulations, CSXT is committed to promoting excellence in all of its environmental and hazardous materials operations. In 2002, the railroad showed that it is the safest means of transporting hazardous materials. Of the more than 440,000 carloads of hazardous materials transported on CSXT during the year, only eight cars released any portion of their load as a result of a derailment - a 50 percent improvement in hazardous materials safety over 2001.


    At the same time, CSXT continued to prepare itself and the communities where it operates for the unlikely occurrence of a hazardous materials incident. In 2002, railroad hazardous materials experts trained more than 5,200 local emergency responders and 1,100 railroad supervisors in emergency preparedness. In addition, transportation emergency response plans were developed, bringing the

--------------------------------------------------------------------------------
12                                                        CSX 2002 ANNUAL REPORT

                                    Community

total number of terminals with emergency response plans to more than 70. Additionally, thousands of railroad employees participated in the annual environmental training and certification program, while Mechanical Shop Certifications were conducted at locations across the system.

    As an industry partner in the American Chemistry Council's Responsible Care(R) program, CSXT joined with other railroads in 2002 in developing a plan and model for applying recent amendments to the program. In taking a leadership role, CSXT demonstrated its ongoing commitment to excellence in handling, usage and disposal practices.

    CSXT's recycling programs, meanwhile, produced outstanding results in 2002, with approximately 2.7 million gallons of used oil, 522,000 pounds of batteries, and 1.7 million used crossties recycled.

People, Places...and Progress

    At CSX, we want every one of the communities in which we operate to be a better place because we're there. We demonstrate our commitment to communities in our safety programs and initiatives, through charitable giving, and sponsorship of community events. But we know, too, that ultimately our success comes down to one thing: people. And we believe we have the best in the business. They show it on the job, and they live it in their communities.

    From small farming and coal communities to major cities throughout the East, CSX employees are actively volunteering to improve the quality of life for all people, from all walks of life and to share the benefits of their hard work. Countless thousands of volunteer hours are given to programs directly supported by CSX, such as partnering with schools in Jacksonville, Florida, that need a helping hand. In 2002, we entered into a partnership with Sadie Tillis Elementary School, our third partner school in the city, where our employees volunteer to tutor reading and math, read aloud to classes, start pen-pal programs, participate in special events, and host school-wide programs, such as at-home safety.

    CSX employees also devote countless volunteer hours to performing good works of their choosing. They lead Boy Scout and Girl Scout troops; they build homes for the needy; they provide emergency services; they coach youth sports teams; and they contribute in many other ways. In fact, our employees are vital to the quality of life in many of the communities and neighborhoods where CSX is present.

    By the very nature of our dispersed business operations, CSX is a diverse company--geographically, culturally and philosophically. But we refuse to take diversity for granted, because we believe it enhances the quality of our workforce. We are a leading sponsor of INROADS, the largest minority internship program in the nation. Our efforts have worked. Recently, we were ranked by Diversity Inc. magazine as one of the top 50 American companies in workplace diversity efforts.

    Our 10 field-based diversity councils will continue to promote diversity awareness; our managers will continue to receive diversity training, and we will continue to recruit minority candidates for our team.

    At CSX, we are proud of all of our people and all of the places where we do business. Most of all, we are proud to be a continuing force for progress for business and people.


CSX 2002 ANNUAL REPORT                                                        13

Fact-Based

                              [PHOTO APPEARS HERE]

14                                                        CSX 2002 ANNUAL REPORT

                             Financial Information

Table of Contents

16   Financial Policy

17   Management's Discussion and Analysis of
     Financial Condition and Results of Operations

30   Consolidated Statement of Earnings

31   Consolidated Statement of Cash Flows

32   Consolidated Statement of Financial Position

33   Consolidated Statement of Changes in
     Shareholders' Equity

34   Notes to Consolidated Financial Statements

56   Report of Ernst & Young LLP, Independent Auditors


CSX 2002 ANNUAL REPORT                                                        15

                                Financial Policy
--------------------------------------------------------------------------------

CSX's Financial Principles

    The management of CSX Corporation ("CSX" or the "Company") reports the Company's financial condition and results of operations in an accurate, timely manner and consistent with accounting principles generally accepted in the United States in order to give shareholders the information necessary to make investment decisions about the Company. In this section of the annual report, financial information is presented to assist in understanding the sources of earnings, the financial resources of the Company and the contributions of the various business units.

    The Company's key objective is to increase shareholder value by improving the return on invested capital and maximizing free cash flow. To achieve these goals, management uses the following guidelines in conducting the financial activities of the Company:

o Capital -- CSX business units plan to earn returns in excess of CSX's cost of capital. The Company's business plans and investments are expected to generate adequate free cash flow to achieve this goal over an appropriate period of time.

o Debt Ratings -- CSX strives to maintain its investment grade debt ratings, which allows more cost-effective access to financial markets. The Company will manage its business operations in a manner consistent with meeting this objective, to provide adequate cash to service its debt and fixed charges.

o Dividends -- The cash dividend is reviewed regularly in the context of providing the highest value to shareholders. Competitive yield levels, tax efficiency and financial flexibility are among the factors considered in such reviews.

    Despite its best efforts, CSX cannot guarantee that its goals will be met. For example, revenue and operating expenses are affected by the state of the economy and the industries the Company serves. In addition, changes in regulatory policy can drastically change the cost and feasibility of certain operations. Factors such as these, along with the uncertainty involved in predicting future events, should be kept in mind when reading Company projections or forward-looking statements in this report.


Management's Responsibility for Financial Reporting

    The consolidated financial statements of CSX have been prepared by management, which is responsible for their content and accuracy. The statements present the results of operations, cash flows and financial position of the Company in conformity with accounting principles generally accepted in the United States and, accordingly, include certain amounts based on management's judgments and estimates.

    CSX and its subsidiaries maintain internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized by management and are recorded in conformity with accounting principles generally accepted in the United States. Controls include accounting tests, written policies and procedures and a code of corporate ethics routinely communicated to all employees. An internal audit staff monitors compliance with, and the effectiveness of, established policies and procedures.

    The Audit Committee of the board of directors, composed solely of outside directors, meets periodically with management, internal auditors and the independent auditors to review audit findings, adherence to corporate policies and other financial matters. The firm of Ernst & Young LLP, independent auditors, has been engaged to audit and report on the Company's consolidated financial statements. Its audit was conducted in accordance with auditing standards generally accepted in the United States and included a review of internal accounting controls to the extent deemed necessary for the purpose of its report, which appears on page 56.

--------------------------------------------------------------------------------
16                                                        CSX 2002 ANNUAL REPORT

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

(All references to earnings per share assume dilution)

Description of Business

    CSX Corporation ("CSX" or the "Company"), operates one of the largest rail networks in the United States and also provides intermodal transportation services across the United States and key markets in Canada and Mexico. Its marine operations include an international terminal services company and a domestic container-shipping company. On December 16, 2002, CSX entered into an agreement to convey most of its interest in its domestic container-shipping company, CSX Lines LLC, for cash and securities of a new venture, Horizon Lines LLC ("Horizon"). The Company expects this transaction to close in the first quarter of 2003.

Surface Transportation

CSX Transportation Inc.

    CSX Transportation Inc. ("CSXT") is the largest rail network in the eastern United States, providing rail freight transportation over a network of more than 23,000 route miles in 23 states, the District of Columbia and two Canadian provinces. Headquartered in Jacksonville, Florida, CSXT accounted for 74% of CSX's operating revenue and 76% of operating income in 2002.

CSX Intermodal Inc.

    CSX Intermodal Inc. ("CSXI") is the nation's only transcontinental intermodal transportation service provider, operating a network of dedicated intermodal facilities across North America. The CSXI network runs approximately 450 purchased dedicated trains between its 45 terminals weekly. CSXI accounted for 14% of CSX's operating revenue and 13% of operating income in 2002. Its headquarters are located in Jacksonville, Florida.

Marine Services

CSX Lines LLC

    CSX Lines LLC ("CSX Lines") operates a domestic container-shipping business consisting of a fleet of 17 vessels and approximately 21,500 containers serving the trade between the continental United States and Alaska, Hawaii / Guam and Puerto Rico. CSX Lines accounted for 9% of CSX's operating revenues and 3% of operating income in 2002. CSX Lines is headquartered in Charlotte, North Carolina. As stated above, in mid-December CSX entered into an agreement to convey most of its interest in CSX Lines.

CSX World Terminals LLC

    CSX World Terminals LLC ("CSX World Terminals") operates container-freight terminal facilities in Asia, Europe, Australia, Latin America and the United States. CSX World Terminals accounted for 3% of CSX's operating revenues and 6% of operating income in 2002. CSX World Terminals is headquartered in Charlotte, North Carolina.

Non-transportation

    Resort holdings include the AAA Five-Diamond hotel, The Greenbrier, in White Sulphur Springs, West Virginia. CSX Real Property Inc. is responsible for sales, leasing and development of CSX-owned properties, and is headquartered in Jacksonville, Florida.

Preparation of the Financial Statements

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of certain revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates are made for the following areas:

    1. Casualty, legal and environmental reserves

    2. Pension and postretirement medical plan accounting

    3. Depreciation polices for its assets under the group-life method

    See pages 26-28 for a further discussion of these critical accounting estimates.

CSX 2002 ANNUAL REPORT                                                        17

                     Management's Discussion and Analysis of
--------------------------------------------------------------------------------
                  Financial Condition and Results of Operations

Results of Operations

Consolidated Results
2002 vs. 2001

Operating Revenue

    CSX follows a 52/53-week fiscal reporting calendar. Fiscal years 2002 and 2001 consisted of 52 weeks ending on December 27, 2002 and December 28, 2001, respectively. Operating revenue of $8.2 billion in 2002 was slightly higher than 2001, resulting mainly from an increase in revenues at the Company's domestic container-shipping unit, CSX Lines, which offset a small decrease at the Company's Surface Transportation units.

[GRAPHIC APPEARS WITH THE FOLLOWING PLOT POINTS:]

Average Return on Assets

1998    1999    2000    2001    2002
----    ----    ----    ----    ----
2.7%    0.0%    2.7%    1.4%    2.0%

Operating Expense

    Operating expense of $7.0 billion in 2002 was 2% lower due mainly to lower fuel and labor costs at the Company's Surface Transportation business. The effect on 2001 of the $60 million New Orleans litigation settlement contributed to the favorable year-to-year comparison.

Other Income

    Other income was up $32 million in 2002 as compared to 2001, due mainly to reduced losses relating to equity investments and other favorable miscellaneous items, offset by lower interest income.

Interest Expense

    Interest expense was reduced by $73 million in 2002 as compared

[GRAPHIC APPEARS WITH THE FOLLOWING PLOT POINTS:]

Average Return on Equity

1998    1999    2000    2001    2002
----    ----    ----    ----    ----
9.2%    0.0%    9.6%    4.9%    6.9%

Operating Income (a)

                                                                               2002
                                        --------------------------------------------------------------------------------------------
                                             Surface Transportation               Marine Services
                                        --------------------------------------------------------------------------------------------
                                                                      Container    International                Elim./
(millions of dollars)                       Rail  Intermodal   Total   Shipping     Terminals(b)    Total       Other        Total
------------------------------------------------------------------------------------------------------------------------------------
Operating Revenue                         $ 6,003   $1,180   $ 7,183   $  758         $  236       $  994       $ (25)       $8,152
                                        --------------------------------------------------------------------------------------------
Operating Expense
  Labor and Fringe                          2,541       67     2,608      229             57          286           3         2,897
  Materials, Supplies and Other             1,201      179     1,380      244             77          321          12         1,713
  Conrail Operating Fees, Rents and
    Services                                  322       --       322       --             --           --          --           322
  Building and Equipment Rent                 425      131       556       45              9           54          (9)          601
  Inland Transportation                      (365)     633       268      119              7          126         (24)          370
  Depreciation                                576       29       605       17              9           26           7           638
  Fuel                                        449       --       449       66             --           66          --           515
  Miscellaneous                                --       --        --       --              8            8         (39)          (31)
  New Orleans Litigation Provision             --       --        --       --             --           --          --            --
                                        --------------------------------------------------------------------------------------------
    Total Expense                         $ 5,149   $1,039   $ 6,188   $  720         $  167       $  887       $ (50)       $7,025
                                        --------------------------------------------------------------------------------------------
Operating Income                          $   854   $  141   $   995   $   38         $   69       $  107       $  25        $1,127
                                        --------------------------------------------------------------------------------------------
Operating Ratio                              85.8%    88.1%     86.1%    95.0%          70.8%        89.2%
                                        --------------------------------------------------------------------------------------------
Employment-Annual Averages                 33,464    1,093    34,557    1,616          1,261        2,877
Property Additions                        $   981   $   29   $ 1,010   $   19         $   11       $   30

(a) Certain prior year amounts have been reclassified to conform to the 2002 presentation.

(b) Marine Services includes minority interest expense which is reclassified to other income in eliminations and other.

(c) 2001 includes the New Orleans tank car fire litigation charge of $60 million, which negatively impacted rail and Surface Transportation operating ratios by 1% and .08%, respectively.

--------------------------------------------------------------------------------
18                                                        CSX 2002 ANNUAL REPORT

                    Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

to 2001, due to refinancing fixed-rate maturities at lower interest rates, and to a greater percentage of outstanding debt during 2002 bearing a floating rate of interest through the use of interest rate swap agreements.

Net Earnings

    The Company reported net earnings for 2002 of $424 million, $1.99 per share, compared to $293 million, $1.38 per share in 2001. Results for 2002 include the write-down of indefinite lived intangible assets as a cumulative effect of accounting change, which reduced net earnings $43 million after tax, or 20 cents per share. Results for 2001 include a provision to account for the settlement of the New Orleans tank car fire litigation, which reduced net earnings by $37 million after tax, 17 cents per share. Excluding the cumulative effect of the accounting change and the New Orleans litigation provision, net earnings were $467 million for 2002, compared with $330 million for 2001. This increase is the result of increased operating income on a consolidated basis of $110 million (excluding the pretax charge of $60 million in 2001 for the New Orleans litigation provision), higher other income of $32 million and lower interest expense of $73 million.

2001 vs. 2000
Operating Revenue

    Fiscal years 2001 and 2000 consisted of 52 weeks ending on December 28, 2001 and December 29, 2000, respectively. Operating revenue of $8.1 billion in 2001 was slightly lower than 2000, resulting from decreased volume at the Company's Surface Transportation units associated with the economic downturn.

Operating Expense

    Operating expense of $7.2 billion was 3% lower in 2001, due primarily to cost reductions and lower fuel prices mainly at the Company's Surface Transportation units. Operating expenses for 2001 also included $60 million for the New Orleans litigation settlement.

Other Income

    Other income was down $13 million in 2001 as compared to 2000, due mainly to reduced interest income, increased losses from equity investments and other charges offsetting an increase in real estate gains.

Interest Expense

    Interest expense was down $32 million in 2001 as compared to 2000, primarily from the impact of lower interest rates on floating-rate debt and on fixed-rate maturities refinanced in 2001.

Net Earnings

    The Company reported net earnings for 2001 of $293 million, $1.38 per share, compared to $565 million, $2.67 per share in 2000. Results for 2001 include a provision for the settlement of the New Orleans tank car fire litigation. This charge reduced earnings $37 million after tax, 17 cents per share. Net earnings for 2000 included the results of the Company's wholly-owned logistics subsidiary, CTI Logistx Inc. ("CTI"), which was sold in September 2000 for $650 million. The sale resulted in a gain of $570 million before tax, $365 million after tax, $1.73 per share. CTI contributed $14 million, 6 cents per share to net earnings until it was sold. The contract logistics segment was reported as a discontinued operation in 2000. Excluding the New Orleans litigation provision and the CTI sale, net earnings were $330 million for 2001, compared with $186 million for 2000. The increase resulted from increased operating income resulting from cost cutting measures and lower fuel prices, and a favorable interest rate environment.

                                      2001
---------------------------------------------------------------------------------------
     Surface Transportation                Marine Services
---------------------------------------------------------------------------------------
                                 Container  International            Elim./
   Rail     Intermodal   Total    Shipping  Terminals(b)  Total      Other       Total
---------------------------------------------------------------------------------------
$  6,082    $  1,112   $  7,194   $    681   $    236   $    917   $     (1)   $  8,110
---------------------------------------------------------------------------------------
   2,585          65      2,650        213         62        275          9       2,934
   1,212         173      1,385        203         70        273         31       1,689
     336          --        336         --         --         --         --         336
     442         123        565         51          9         60          1         626
    (371)        616        245         98          7        105        (13)        337
     550          31        581         24          8         32         --         613
     525          --        525         60         --         60         --         585
      --          --         --         --          9          9        (36)        (27)
      60          --         60         --         --         --         --          60
---------------------------------------------------------------------------------------
$  5,339    $  1,008   $  6,347   $    649   $    165   $    814   $     (8)   $  7,153
---------------------------------------------------------------------------------------
$    743    $    104   $    847   $     32   $     71   $    103   $      7    $    957
---------------------------------------------------------------------------------------
    87.8%       90.6%      88.2%      95.3%      69.9%      88.7%
---------------------------------------------------------------------------------------
  35,014       1,116     36,130      1,602      1,305      2,907
$    848    $     12   $    860   $     11   $     19   $     30


                                      2000
---------------------------------------------------------------------------------------
     Surface Transportation                Marine Services
---------------------------------------------------------------------------------------
                                 Container  International            Elim./
   Rail     Intermodal   Total    Shipping  Terminals(b)  Total      Other       Total
---------------------------------------------------------------------------------------
$  6,075    $  1,168   $  7,243   $    666   $    270  $    936  $     12   $  8,191
---------------------------------------------------------------------------------------
   2,567          67      2,634        212         61       273        20      2,927
   1,266         195      1,461        222         93       315        21      1,797
     377          --        377         --         --        --        --        377
     540         131        671         45         10        55        --        726
    (387)        648        261         95          9       104        (7)       358
     520          29        549         20          7        27        --        576
     577          --        577         72         --        72        --        649
      --          --         --         --         19        19       (43)       (24)
      --          --         --         --         --        --        --         --
---------------------------------------------------------------------------------------
$  5,460    $  1,070   $  6,530   $    666   $    199  $    865  $     (9)  $  7,386
---------------------------------------------------------------------------------------
$    615    $     98   $    713         --   $     71  $     71  $     21   $    805
---------------------------------------------------------------------------------------
    89.9%       91.6%      90.2%     100.0%      73.7%     92.4%
---------------------------------------------------------------------------------------
  35,496       1,230      36,726      1,618      1,336      2,858
$    822    $     18   $    840   $     16   $      8  $     24


CSX 2002 ANNUAL REPORT                                                        19

                     Management's Discussion and Analysis of
--------------------------------------------------------------------------------
                 Financial Condition and Results of Operations
Rail
2002 vs. 2001
Operating Revenue

    CSX categorizes rail revenues in three main areas:

         1. Merchandise, which includes the following markets:
              Phosphates and Fertilizer               Metals
              Food and Consumer                       Agricultural
              Paper and Forest                        Chemicals
              Minerals                                Emerging Markets
         2. Automotive
         3. Coal, Coke and Iron Ore

    Overall rail revenues were down $79 million to $6.0 billion in 2002, with increases in merchandise and automotive revenues being offset by lower coal revenues. CSX's pricing programs and product mix helped overcome a 3% decrease in carloads in 2002.

Merchandise Revenue

    Overall merchandise revenues were up 1%, or $47 million in 2002 over 2001. Improvements in phosphates and fertilizers, chemicals, emerging markets, metals and paper and forest products more than offset decreases in minerals, agricultural products and food and consumer products. Pricing programs and favorable mix helped the Company offset the effect of a small decrease in merchandise carloads in 2002 as compared to 2001.

Automotive Revenue

    Automotive revenues improved 6%, or $51 million in 2002 as a result of yield improvement driven by favorable mix and extended linehauls. Year-over-year volume increases were driven by higher light truck production levels and aggressive manufacturer incentives that stimulated automobile sales during 2002.

[GRAPHIC APPEARS WITH THE FOLLOWING PLOT POINTS:]

       Rail Operating Revenue
             (millions)

 1998    1999   2000    2001     2002
 ----    ----   ----    ----     ----
$4,956  $5,623 $6,075  $6,082   $6,003

Other Revenue

    Other revenue decreased $35 million in 2002 as compared to 2001 primarily because there were lower fuel surcharges billed to customers.

Coal, Coke and Iron Ore Revenue

    Coal revenues had a significant impact on the rail segment's 2002 financial results. Coal revenue was down 9%, or $143 million from 2001's strong performance due to reduced volumes. Export carloads were down significantly as a result of the reduced competitive standing of U.S. coal in the international market, while metallurgical and industrial markets were down in the second half of 2002.


Operating Expense

         Total rail operating expenses decreased $190 million, or 4% in


Business Segment Results
--------------------------------------------------------------------------------
Surface Transportation Traffic and Revenue(a)

                                            Carloads                Revenue
                                           (Thousands)        (Millions of Dollars)
                                     --------------------------------------------------
                                      2002    2001    2000    2002    2001      2000
---------------------------------------------------------------------------------------
Rail
Merchandise
  Phosphates and Fertilizer            463     441     486    $ 324   $ 306    $ 316
  Metals                               319     319     344      401     395      407
  Food and Consumer                    162     163     157      217     218      206
  Paper and Forest                     477     478     523      637     633      657
  Agricultural                         358     372     361      489     501      483
  Chemicals                            500     499     523      907     883      922
  Minerals                              88      92     101      135     140      154
  Emerging Markets                     424     435     430      397     384      368
                                     -----   -----   ----    ------   -----   ------
    Total Merchandise                2,791   2,799   2,925    3,507   3,460    3,513
Automotive                             538     516     586      845     794      869
Coal, Coke and Iron Ore
  Coal                               1,573   1,722   1,660    1,528   1,671    1,546
  Coke                                  34      39      46       49      46       47
  Iron Ore                              36      38      49       20      22       30
                                     -----   -----   ----    ------   -----   ------
    Total Coal, Coke and Iron Ore    1,643   1,799   1,755    1,597   1,739    1,623
Other Revenue                           --      --      --       54      89       70
                                     -----   -----   ----    ------   -----   ------
    Total Rail                       4,972   5,114   5,266    6,003   6,082    6,075
                                     -----   -----   ----    ------   -----   ------
Intermodal
  Domestic                             982     901     931      696     625      645
  International                      1,137   1,103   1,121      476     470      492
  Other                                 --      --      --        8      17       31
                                     -----   -----   ----    ------   -----   ------
    Total Intermodal                 2,119   2,004   2,052    1,180   1,112    1,168
                                     -----   -----   -----    -----  ------   ------
Total Surface Transportation         7,091   7,118   7,318   $7,183  $7,194   $7,243
------------------------------------------------------------------------------------
(a) Certain prior year amounts have been reclassified to conform to the 2002 presentation.

--------------------------------------------------------------------------------
20                                                        CSX 2002 ANNUAL REPORT

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

2002 as compared to 2001. Reductions in most expense categories were somewhat offset by increases in depreciation and lower inland transportation credits. Also, 2001 included $60 million relating to the New Orleans litigation settlement.

[GRAPHIC APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

       Rail Operating Expense
              (millions)

 1998    1999    2000    2001    2002
 ----    ----    ----    ----    ----
$3,925  $4,853  $5,460  $5,339  $5,149

    Fuel costs decreased $76 million in 2002, of which $69 million is attributable to lower fuel prices. The net impact on operating income of reduced fuel price was $44 million since $25 million of fuel surcharge revenue was discontinued.

    Labor and fringe costs decreased $44 million year-over-year including savings from reductions in overall employment. These savings were offset by increased labor costs relating to cost of living wage increases. Employee count was approximately 950 lower at the end of 2002 as compared to 2001.

    Building and equipment costs were down $17 million mainly due to continued reduction in car hire as the railroad took cars offline and ran more efficiently.

    Conrail operating fees, rents and services decreased $14 million in 2002 as compared to 2001. Decreased costs in operating the shared asset areas, tax settlements, efficiency improvements and adjustments to reflect lower reserve requirements for car hire, overcharges, interline and other claims all reduced this expense.

    Materials, supplies and other costs at the rail unit were down $11 million in 2002, as compared to 2001, due to reduced transportation costs, fewer accidents as a result of vigorous safety initiatives and adjustments to estimated state and local tax liabilities to reflect actual assessments. These decreases were offset by higher legal fees and maintenance costs, and $40 million in favorable insurance settlements received in 2001 that were not repeated in 2002.

    Depreciation expense increased $26 million as compared to 2001, as a result of a higher depreciable asset base.

Operating Income

    Rail operating income increased by $111 million to $854 million in 2002 as compared to 2001, due to operating expense decreases noted previously and the New Orleans litigation provision. Excluding the 2001 charge for the New Orleans litigation provision, operating income was up $51 million or 6% for the year.

2001 vs. 2000
Operating Revenue

    Rail operating revenue was flat at $6.1 billion in 2001 and 2000. Decreases in merchandise and automotive revenues were offset by an increase in coal revenues.

Merchandise Revenue

    Merchandise revenues were lower by $53 million in 2001 as compared to 2000. The economic downturn in 2001 had a negative effect on most merchandise categories. Decreases totaling $99 million in chemicals, paper and forest products, minerals, phosphates and fertilizers and metals reduced total rail revenues. These decreases were offset partially by increases of $46 million in agricultural products, food and consumer products, and emerging markets.

Automotive Revenue

    Automotive revenues were down $75 million in 2001 as compared to 2000, due to reduced production by the automobile industry after a high production year in 2000.

Coal, Coke and Iron Ore Revenue

    Coal revenues were up $125 million in 2001 from volume increases predominantly relating to rebuilding of stockpiles that were drawn down in 2000, and various pricing initiatives.

Operating Expense

    Rail operating expenses decreased 2% in 2001. This decrease resulted from lower costs for materials, supplies and other; Conrail operating fees, rents and services; building and equipment rent; and fuel. These expense reductions were offset by the New Orleans litigation provision, and increases in labor and fringe benefits and depreciation.

    Building and equipment rent decreased $98 million primarily due to reduced car hire as the railroad took cars offline and ran more efficiently.

    Materials, supplies and other expenses went down by $54 million in part due to approximately $40 million in favorable insurance settlements received for occupational claims, with the remainder being the result of other cost cutting measures.

    Fuel expense was $52 million or 9% lower in 2001 as compared to 2000. A 6-cent decrease in the average price per gallon of fuel resulted in $34 million of the decrease with $18 million attributable to lower fuel consumption.

    Conrail operating fees, rents and services decreased by $41 million due mostly to continued cost savings.

    Labor and fringe benefits increased $18 million as a result of $45 million of incentive compensation expense in 2001, there being none in 2000. The incentive compensation was partially offset by reduced personnel costs as the railroad continued to reduce employment.

Operating Income

    CSXT earned $743 million of operating income in 2001 vs. $615 million in 2000. Excluding the New Orleans litigation provision of $60 million, operating income for 2001 was $803 million.

Intermodal
2002 vs. 2001
Operating Revenue

    CSXT reported operating revenue of $1.2 billion in 2002, as compared to $1.1 billion in 2001. The increase was primarily due to continued success in efforts to convert truck traffic onto the intermodal network.

[GRAPHIC APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

      Intermodal Operating Revenue
              (millions)

 1998    1999    2000    2001    2002
 ----    ----    ----    ----    ----
 $648    $959   $1,168  $1,112  $1,180

Operating Expense

    CSXT operating expense increased $31 million in 2002. This increase was the result of $32 million in higher inland transportation

--------------------------------------------------------------------------------
CSX 2002 ANNUAL REPORT                                                        21

                     Management's Discussion and Analysis of
--------------------------------------------------------------------------------
                 Financial Condition and Results of Operations

costs due to increased volumes handled during 2002. Also, due to volume increases, building and equipment rent increased $8 million, and materials, supplies and other increased $6 million. The increase was partially offset by a $15 million positive contract settlement. Other costs were relatively flat year-over-year.

Operating Income

    CSXI operating income was up $37 million in 2002 as compared to 2001, due to the $68 million increase in revenues, offset by a $31 million increase in operating expenses. These results were also impacted by the $15 million positive contract settlement noted above.

2001 vs. 2000
Operating Revenue

    CSXI revenues were $1.1 billion in 2001 vs. $1.2 billion in 2000. In addition to a decrease in volume, shorter haul services and lower supplemental revenue resulted in a reduction in average revenue per load.

Operating Expense

    CSXI operating expenses were $62 million lower in 2001 as compared to 2000. These decreases were mainly the result of lower volumes, which reduced inland transportation charges by $32 million. Cost cutting initiatives contributed to materials, supplies and other expense being down $22 million, and building and equipment rent being down $8 million. Other costs were relatively flat year over year.

Operating Income

    CSXI reported 2001 operating income of $104 million, compared with $98 million in 2000. Improvements were attributed to continued cost reduction initiatives in a reduced revenue environment.

International Terminals
2002 vs. 2001

    CSX World Terminals' operating revenues were flat at $236 million in 2002 and 2001. Operating expenses were up $2 million in 2002 over 2001 due to lower earnings from equity investees. Miscellaneous operating expenses in 2002 and 2001 include $6 million and $3 million gains, respectively, from transactions relating to equity investments. Operating income was $69 million for 2002, a $2 million decrease from $71 million in 2001.

2001 vs. 2000

    CSX World Terminals' operating revenues declined $34 million to $236 million in 2001 from $270 million in 2000. The lower revenue was offset by a decrease in operating expense to $165 million from $199 million. Continued emphasis on aggressive cost cutting and productivity gains resulted in an operating ratio decrease to 69.9% in 2001 from 73.7% in 2000 and operating income of $71 million in both years.

Domestic Container-Shipping
2002 vs. 2001

    CSX Lines reported an increase in operating revenues, primarily attributable to improvement in Puerto Rico of $77 million to $758 million, as compared to $681 million in 2001. Volume related operating expenses increased $71 million. Operating income was $38 million in 2002, compared with $32 million in 2001. On December 16, 2002, CSX entered into an agreement to convey most of its interest in CSX Lines for cash and securities of a new venture, Horizon Lines LLC ("Horizon"). CSX expects this transaction to close in the first quarter of 2003. Once the transaction closes, CSX will no longer report the domestic container-shipping company as a reporting segment, but will instead have a preferred interest in the new venture.


2001 vs. 2000

    CSX Lines reported an increase in operating revenues of $15 million and a decrease in operating expenses of $17 million in 2001 and thus reported operating income of $32 million compared to a breakeven year in 2000. Earnings improved markedly year-over-year due to volume increases resulting from market share improvements, price increases, and cost reductions.


                         Liquidity and Capital Resources

Operating Activities

    Cash provided by operations for 2002 totaled $1.1 billion, as compared to $827 million in 2001, due to higher operating income, lower interest expense and significant cash flow relating to real estate activities. Cash flow for 2002 was negatively impacted by $85 million attributable to the New Orleans tank car fire settlement payment. Cash provided by operations for 2001 totaled $827 million, up $117 million from 2000, due principally to higher net income from operations, which was $293 million in 2001, compared to $186 million in 2000.

[GRAPH APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

      Cash Provided By Operations
              (millions)

 1998    1999    2000    2001    2002
 ----    ----    ----    ----    ----
$1,000  $1,071   $710    $827   $1,127

Investing Activities

    Net cash used by investing activities was $775 million in 2002 compared to $965 million 2001 and $337 million in 2000. The 2002 decrease resulted from approximately $150 million of higher capital spending, offset by reductions in CSXs short-term investment portfolio. Cash used by investing activities in 2001 was higher than 2000 primarily due to cash proceeds, received in September 2000, of $650 million from the sale of the contract logistics segment.

[GRAPH APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

          Property Additions
              (millions)

 1998    1999    2000    2001    2002
 ----    ----    ----    ----    ----
$1,479  $1,517   $913    $930   $1,080

    Property additions totaled $1.1 billion in 2002, $930 million in 2001 and $913 million in 2000. The 2002 increase primarily relates to greater acquisitions of locomotives in 2002. Consolidated property additions for the coming fiscal year are expected to be approximately $1 billion, reflecting a more normalized spending level on the rail and intermodal networks.

Financing Activities

    Financing activities required cash of $362 million during 2002,

--------------------------------------------------------------------------------
22                                                        CSX 2002 ANNUAL REPORT

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

compared to providing $15 million in 2001 and the use of $739 million in 2000. The proceeds from the sale of the international liner business at the end of 1999 and contract logistics segment sale in 2000 were used to pay down debt and other corporate purposes in 2000.

Debt Issuances and Credit Facilities

    During 2002, CSX issued $200 million of 4.88% notes due in 2009 and $400 million of 6.30% notes due in 2012. CSX also increased its borrowings from Conrail by $146 million during 2002 and extended the term to five years. In May 2002, the Company entered into a $300 million, one-year revolving credit agreement, which replaced the $500 million, one-year agreement that expired June 2002.

    During 2001, CSX issued $500 million of 6.75% notes due in 2011 and $564 million aggregate principal amount at maturity in unsubordinated zero coupon convertible debentures due in 2021 for an initial offering price of approximately $462 million. CSX may be required to repay the debentures at the election of the holders in October 2003. In the event that these debentures are put to CSX in 2003, CSX has the ability and intent to refinance on a long-term basis. The proceeds from these transactions were used to pay off commercial paper balances and other long-term debt. CSX also entered into a five-year, $1 billion line of credit agreement in June 2001.

    At December 27, 2002, the total revolving credit facilities of the Company totalled $1.3 billion. Any borrowings under the five-year line of credit or the one-year credit agreement would accrue interest at a variable rate based on the London InterBank Offered Rate ("LIBOR"). At December 27, 2002, CSX had commercial paper borrowings supported by these credit facilities of $140 million, and none at the end of 2001. The Company pays annual fees to the participating banks that may range from 0.08% to 0.23% of the total commitment, depending on CSX's credit rating.

    During 2000, CSX issued $400 million of floating rate notes, bearing interest at rates based on LIBOR and having a two-year maturity. These financings were intended to supplement the Company's existing commercial paper program.

[GRAPHIC APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

Fixed Charge Coverage

1998    1999    2000    2001    2002
----    ----    ----    ----    ----
1.7x    1.1x    1.4x    1.7x    2.3x

Debt Repayments

    CSX repaid long-term debt of $1.2 billion in 2002, $266 million in 2001, and $751 million in 2000. In 2002, the primary source for these repayments was cash from operations, cash on hand and approximately $900 million in borrowings and commercial paper issuances. Long-term and short-term debt at December 27, 2002 and December 28, 2001, totaled $7.1 billion. The ratio of debt to total capitalization was 52% at the end of 2002 and 2001. The 2002 ratio is impacted by the $273 million of accumulated other comprehensive earnings recorded as a reduction of shareholders' equity relating to minimum pension liabilities.

Working Capital

    The Company's working capital deficit at December 27, 2002, was $665 million. A working capital deficit is not unusual for CSX and does not indicate a lack of liquidity. CSX maintains adequate resources to satisfy current liabilities and maturing debt obligations when they come due, and has sufficient financial capacity to manage its day-to-day cash

Schedule of Contractual Obligations and Commercial Commitments

(Millions of Dollars)

The following table sets forth due dates of the Company's contractual obligations:

Type of Obligations                       2003         2004         2005          2006         2007    Thereafter      Total
----------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (see Note 10)             $ 391         $ 460        $ 192         $ 429        $ 992      $4,446     $ 6,910
Operating Leases-Net (see Note 17 )/(a)/   228           225          164           144          164         796       1,721
Agreements with Conrail (see Note 2)/(b)/  251           253          245           234          227       3,311       4,521
                                         -----------------------------------------------------------------------------------
Total Contractual Obligations            $ 870         $ 938        $ 601         $ 807       $1,383      $8,553     $13,152
                                         -----------------------------------------------------------------------------------

The following table illustrates expirations of the Company's commercial commitments:

Type of Commitments                          2003         2004          2005         2006         2007    Thereafter      Total
-------------------------------------------------------------------------------------------------------------------------------
Commercial Commitments (see Note 17)/(c)/   $ 130        $ 132           138         $ 166        $ 171      $2,036     $ 2,773
Unused Lines of Credit (see Note 10)          300           --            --         1,000           --          --       1,300
Guarantees (see Note 17 )/(d)/                 71           77           214            75           73         151         661
Other                                          41           40            40             8           --          --         129
                                            -----------------------------------------------------------------------------------
Total Commercial Commitments                $ 542        $ 249           392        $1,249        $ 244      $2,187     $ 4,863
                                            -----------------------------------------------------------------------------------

(a) CSX has entered into various operating lease agreements primarily for rail transportation.
(b) See Footnote 2. The payments reflected above represent commitments to pay Conrail per various agreements and are not reduced by equity in Conrail earnings.
(c) Other commercial commitments consists of a $2.8 million maintenance program which expires in 2026 relating to CSX's fleet of locomotives. This program replaced an internal maintenance program.
(d) Approximately $511 million of these guarantees relate to certain lease obligations that CSX remains contingently liable for that were assumed by Maersk. CSX believes that Maersk will fulfill its contractual commitments with respect to such leases and that CSX will have no further liabilities relating to these obligations. In addition, CSX has collateral liens on the assets relating to these leases and indemnities provided by Maersk that it will fulfill the commitments.
    Approximately $150 million relates to a construction guarantee at one of the Company's equity investments.

--------------------------------------------------------------------------------
CSX 2002 ANNUAL REPORT                                                        23

                     Management's Discussion and Analysis of
--------------------------------------------------------------------------------
                 Financial Condition and Results of Operations

requirements and any obligations arising from legal, tax and other regulatory rulings. Under the terms of its existing debt agreements, CSX has no significant exposure to default or payment acceleration should the company experience a weakening of its financial performance or a downgrade of its debt ratings.

Shelf Registration Statements

    CSX has $900 million of remaining capacity under a shelf registration that may be used, subject to market conditions, to issue debt or other securities at the Company's discretion. The Company presently intends to use the proceeds from the sale of any securities under its shelf registration statements to finance cash requirements, including refinancing existing debt as it matures. While the Company seeks to give itself flexibility with respect to meeting such needs, there can be no assurance that market conditions would permit the Company to sell such securities on acceptable terms at any given time, or at all.

Off-balance Sheet Arrangements

CSX sells its receivables to a bankruptcy remote (special purpose) entity (See
Note 7, Accounts Receivable).

Dividends

    In mid-year 2001, the board of directors announced that the regular quarterly dividend payable would be reduced to 10 cents per share. CSX had paid a regular quarterly dividend of 30 cents per share since the fourth quarter of 1997 and did so through June of 2001. Dividends paid in 2002, 2001 and 2000 were as follows:

   Dollars in Millions, except Per Share Amounts

                                   2002    2001    2000
   -----------------------------------------------------
   Dividend Per Share              $0.40   $0.80   $1.20
   Total Cash Paid for Dividends    $ 86   $ 171    $262

Market Risk

    CSX addresses its exposure to the market risk of changes in interest rates through a controlled program of risk management that includes the use of interest rate swap agreements on $1.4 billion of fixed-rate obligations. CSX does not hold or issue derivative financial instruments for trading purposes.

    In the event of a 1% change in the LIBOR interest rate, the interest expense related to these swap agreements would have changed by approximately $14 million in 2002.

    The Company is exposed to credit loss in the event of non-performance by any counter-party to the interest rate swap agreements. The Company does not anticipate non-performance by such counter-parties, and no material loss would be expected from non-performance.

    At December 27, 2002 and December 28, 2001, CSX had approximately $709 million and $625 million, respectively, of floating-rate debt outstanding. A 1% change in interest rates would have impacted annual interest expense on floating-rate debt by approximately $7 million in 2002 and $6 million in 2001.

    The Company is subject to risk relating to changes in the price of diesel fuel. At the end of 2002, the Company had not entered into any long-term commitments for forward fuel purchases. The Company's rail unit average annual fuel consumption is approximately 570 million gallons. A one-cent change in the price per gallon of fuel would impact fuel expense by approximately $6 million.

    While the Company's international terminals segment does business in several foreign countries, a substantial portion of its revenue and expenses are transacted in U.S. dollars or currencies with little fluctuation against the U.S. Dollar. For this reason, CSX does not believe its foreign currency market risk is significant.

    A substantial increase in the fair market value of the Company's stock price could negatively impact earnings per share due to the dilutive effect of stock options and convertible debt.

Investment In and Integrated
Rail Operations with Conrail

Background

    CSX and Norfolk Southern Corporation ("Norfolk Southern") completed the acquisition of Conrail Inc. ("Conrail") in May 1997. Conrail owns the primary freight railroad system serving the Northeastern United States, and its rail network extends throughout several Midwestern states and into Canada. CSX and Norfolk Southern, through a jointly owned acquisition entity, hold economic interests in Conrail of 42% and 58%, respectively, and voting interests of 50% each. CSX and Norfolk Southern operate over allocated portions of the Conrail lines.

    The rail subsidiaries of CSX and Norfolk Southern operate their respective portions of the Conrail system pursuant to various operating agreements. Under these agreements, the railroads pay operating fees to Conrail for the use of right-of-way and rent for the use of equipment. Conrail continues to provide rail service in certain shared geographic areas ("Shared Asset Areas") for the joint benefit of CSX and Norfolk Southern for which it is compensated on the basis of usage by the respective railroads.

Accounting and Financial Reporting Effects

    CSX's rail and intermodal operating revenue includes revenue from traffic previously moving on Conrail. Operating expenses include costs incurred to handle that traffic and operate the former Conrail lines. Rail operating expense includes an expense category, "Conrail Operating Fees, Rents and Services," which reflects:

    1. Right of way usage fees and equipment rental payments to Conrail

    2. Transportation, switching, and terminal service charges provided by Conrail in the Shared Asset Areas that Conrail operates for the joint benefit of CSX and Norfolk Southern

    3. Amortization of the fair value write-up arising from the acquisition of Conrail

    4. CSX's 42% share of Conrail's net income or loss recognized under the equity method of accounting

--------------------------------------------------------------------------------
24                                                        CSX 2002 ANNUAL REPORT

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Detail of Conrail Operating Fees,
Rents and Services

                                             Fiscal Years Ended
                                         -------------------------
(millions of dollars)                     2002      2001      2000
------------------------------------------------------------------
    Rents and Services                   $ 346     $ 353     $ 383
    Purchase Price Amortization
       and other                            52        56        65
    Equity in Income of Conrail            (76)      (73)      (71)
                                         -------------------------
    Total                                $ 322     $ 336     $ 377
------------------------------------------------------------------

Conrail Financial Information

    Summarized financial information for Contrail is as follows:

                                            Years Ended Dec. 31
                                         -------------------------
(millions of dollars)                     2002      2001      2000
------------------------------------------------------------------
Income Statement Information:
    Revenues                             $ 893     $ 903     $ 985
    Expenses                               623       639       749
                                         -------------------------
    Operating Income                     $ 270     $ 264     $ 236
                                         -------------------------

    Net Income                           $ 180     $ 174     $ 170
------------------------------------------------------------------

                                                      Dec. 31,
                                                 -----------------
(millions of dollars)                              2002      2001
------------------------------------------------------------------
Balance Sheet Information:
    Current Assets                               $   300   $   846
    Property and Equipment and Other Assets        7,857     7,236
                                                 -----------------
    Total Assets                                 $ 8,157   $ 8,082
                                                 -----------------
    Current Liabilities                          $   329   $   408
    Long-term Debt                                 1,123     1,156
    Other Liabilities                              2,479     2,413
                                                 -----------------
    Total Liabilities                              3,931     3,977
    Stockholders' Equity                           4,226     4,105
                                                 -----------------
    Total Liabilities and Stockholders' Equity   $ 8,157   $ 8,082
------------------------------------------------------------------

Conrail's Results of Operations
2002 vs. 2001

    Conrail reported net income of $180 million in 2002, compared with $174 million in 2001. Operating revenues were down $10 million to $893 million in 2002, while operating expenses were favorable $16 million year-over-year. Lower costs in the Shared Asset Areas, tax settlements and lower reserve requirements for car hire, overcharges, interline and other claims helped improve 2002 results.

2001 vs. 2000

    Conrail reported net income of $174 million for 2001, compared with $170 million for 2000. Operating revenues were $903 million for 2001 vs. $985 million for 2000. Conrail 2001 results benefited from lower casualty costs and a favorable tax settlement, while 2000 results benefited from a non-recurring gain on the sale of property of $61 million before tax, $37 million after tax. Operating expense totaled $639 million in 2001, compared with $749 million in 2000.

Financial Condition and Liquidity

    Conrail's operating activities provided cash of $423 million in 2002, compared with $502 million in 2001 and $362 million in 2000. The decrease in cash provided by operations in 2002 compared to 2001 reflected large payments of casualty claims. Cash generated from operations is the principal source of liquidity and is primarily used for debt repayments and capital expenditures. Debt repayments totaled $59 million, $61 million and $318 million in 2002, 2001 and 2000, respectively. Capital expenditures were $23 million, $47 million and $220 million in 2002, 2001 and 2000, respectively.

    Conrail had a working capital deficit of $29 million at December 27, 2002 and positive working capital of $438 million at December 28, 2001. The reason for the change in working capital position was the reclassification of notes receivable from CSX and Norfolk Southern from current to non-current due to the renegotiation of the notes during the year. A working capital deficit is not an issue for Conrail, as the operating leases with CSX and Norfolk Southern provide Conrail with sufficient cash flow to meet its obligations.


Divestitures

Potential Conveyance of Domestic Container-
Shipping Assets to Joint Venture

    On December 16, 2002, CSX announced that it had reached an agreement to convey most of its interest in its domestic container-shipping subsidiary, CSX Lines to a new venture, Horizon Lines LLC ("Horizon"), for $300 million ($240 million in cash and $60 million in securities of the new venture). CSX will retain $319 million of vessel and equipment lease obligations that will be subleased to the new entity through 2014. A deferred pretax gain of approximately $137 million as a result of the transaction will be recognized over the 12 year sub-lease term. The $60 million of securities have a term of 7 years and have an annual preferred return of 10%. CSX expects that this transaction will close during the first quarter of 2003, subject to regulatory approval. CSX has a preferred interest in the new venture and will account for the investment under the cost method. The assets and liabilities of CSX Lines that are to be conveyed under this agreement are classified as assets and liabilities held for disposition on the statement of financial position as of December 27, 2002 in accordance with the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets."

Sale of Contract Logistics Segment

    In September 2000, CSX completed the sale of CTI Logistx Inc., its wholly-owned logistics subsidiary, for $650 million. The contract logistics segment is reported as a discontinued operation. Revenues from the contract logistics segment were $335 million for 2000. CSX recorded a gain of $570 million before tax, $365 million after tax, $1.73 per share, on the sale.


--------------------------------------------------------------------------------
CSX 2002 ANNUAL REPORT                                                        25

                    Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

  Other Matters

Claims Arising out of Sale of International Container-Shipping Assets

    CSX has received a claim amounting to approximately $180 million plus interest from Europe Container Terminals ("ECT"), owner of the Rotterdam Container Terminal previously operated by Sea-Land Service Inc. ("Sea-Land"). ECT has claimed that the December 1999 sale of the international liner business to Maersk resulted in a breach of the Sea-Land terminal agreements with ECT. An initial arbitration hearing has been held to establish whether CSX is liable on ECT's claim, and on February 10, 2003 a panel of the Netherlands Arbitration Institute ruled that CSX was in breach of the terminal agreements. The ruling by the panel dealt only with the existence of liability for a breach, and did not address the level of ECT damages, if any, which will be the subject of a second hearing before the same panel sometime in 2003. CSX disputes this claim and believes it does not reflect the mitigating benefits ECT gained from its ability to service other customers at the former Sea-Land facility. Management believes that valid defenses to this claim exist but cannot estimate what, if any, loss may result from this matter. CSX believes that Maersk is responsible for any damages that may result from this dispute and has taken preliminary steps to initiate an arbitration against Maersk under the purchase and sale agreement with Maersk.

    The purchase and sale agreement with Maersk provides for a postclosing working capital adjustment to the sales price based on the change in working capital, as defined in the agreement, between June 25, 1999, and December 10, 1999. The Company has recorded a receivable of approximately $70 million in connection with the post-closing adjustment and this amount is currently in dispute. This matter, together with other disputed issues relating to the contractual obligations of the Company, have been submitted to arbitration. Although management believes CSX will prevail in some or all of the Maersk and ECT disputes and arbitrations, it can give no assurance in this regard. An adverse outcome could have a material effect on the determination of the final loss on sale of Sea-Land's International Liner business and the financial results and cash flows in future reporting periods.

  Critical Accounting Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of certain revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates using management judgement are made for the following areas:

    1. Casualty, legal and environmental reserves

    2. Pension and postretirement medical plan accounting

    3. Depreciation polices for its assets under the group-life method

    These estimates and assumptions are discussed with the Company's Audit Committee of the board of directors on a regular basis.

1. Casualty, Legal and Environmental Reserves

Casualty Reserve Management

    Casualty reserves represent accruals for the uninsured portion of personal injury, occupational injury (asbestos, carpal tunnel, etc.) and accident claims. These reserves are recorded upon the first reporting of a claim, and estimates are updated as information develops. The amount of liability accrued is based on the type and severity of the claim, and an estimate of future claims development based on current trends and historical data. The Company believes it has recorded liabilities in sufficient amounts to cover all identified claims and estimates of incurred but not reported personal injury and accident claims. Unreported occupational injuries are not subject to reasonable estimation, thus no provision is made for incurred but not reported occupational injuries.

    Estimates for all of these claims are subject to significant uncertainty relating to the outcomes of negotiated settlements and other developments. As facts and circumstances change, the Company may have to change its estimates, and changes could have a material impact on the Company's financial results. The Company reviews its reserves quarterly and makes adjustments accordingly. Adverse verdicts, catastrophic accidents and legal settlements are events that have caused the Company to revise estimates in the past. Personal injury, occupational injury and accident liabilities amount to $605 million and $661 million at December 27, 2002 and December 28, 2001, respectively. The net decrease of this liability in 2002 is the result of cash payments being greater than expense recorded.

    See additional information in Note 9, Casualty, Environmental and Other Reserves.

Legal Reserves

    In accordance with SFAS 5, "Accounting for Contingencies," an accrual for a loss contingency is established if information available prior to issuance of the financial statements indicates that it is (1) probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and (2) the amount of loss can be reasonably estimated. If no accrual is made for a loss contingency because one or both of these conditions is not met, or if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency is made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The Company evaluates all exposures relating to legal liabilities on an ongoing basis and records reserves when appropriate under the guidance noted above. The Company increased a reserve in 2001 to account for the impact of the negotiated settlement of the New Orleans tank car fire. This negotiation resulted in the Company recording an additional charge of $60 million before tax, $43 million after tax, 17 cents per share in 2001.

Environmental Management

    CSXT is a party to various proceedings involving private parties and regulatory agencies related to environmental issues. CSXT has been identified as a potentially responsible party ("PRP") at approximately 94 environmentally impaired sites that are, or may be subject to, remedial

--------------------------------------------------------------------------------
26                                                        CSX 2002 ANNUAL REPORT

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

action under the Federal Superfund Statute ("Superfund") or similar state statutes. A number of these proceedings are based on allegations that CSXT, or its railroad predecessors, sent hazardous substances to the facilities in question for disposal. Such proceedings arising under Superfund or similar state statutes can involve numerous other waste generators and disposal companies, and seek to allocate or recover costs associated with site investigation and clean-up, which could be substantial.

    CSXT is involved in a number of administrative and judicial proceedings and other clean-up efforts at approximately 230 sites which include the 94 Superfund sites where it is participating in the study or clean-up of alleged environmental contamination. At least once each quarter, CSXT reviews its role, if any, with respect to each such location, giving consideration to a number of factors, including the nature of CSXT's alleged connection to the location (e.g., generator of waste sent to the site, or owner or operator of the site), the extent of CSXT's alleged connection (e.g., volume of waste sent to the location and other relevant factors), the accuracy and strength of evidence connecting CSXT to the location, and the number, connection and financial viability of other named and unnamed PRPs at the location.

    Based on the review process, CSXT has recorded reserves to cover estimated contingent future environmental costs with respect to such sites. The recorded liabilities for estimated future environmental costs at December 27, 2002 and December 28, 2001, were $35 million and $32 million, respectively. These liabilities, which are undiscounted, include amounts representing CSXT's estimate of unasserted claims, which CSXT believes to be immaterial. The liability includes future costs for all sites where the Company's obligation is
(1) deemed probable and (2) where such costs can be reasonably estimated. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. The majority of the December 27, 2002, environmental liability is expected to be paid out over the next seven years, funded by cash generated from operations.

    The Company does not currently possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, latent conditions at any given location could result in exposure, the amount and materiality of which cannot presently be reliably estimated. Based on information currently available, however, the Company believes its environmental reserves are adequate to accomplish remedial actions to comply with present laws and regulations, and that the ultimate liability for these matters will not materially affect its overall results of operations and financial condition. The Company has not had any material changes in estimates relating to environmental reserves in 2002, 2001 or 2000 and has spent $14 million, $10 million and $12 million, respectively, in these years.

    See additional information at Note 9, Casualty, Environmental and Other Reserves.

2. Pension and Postretirement Medical Plan Accounting

    The Company sponsors defined benefit pension plans, principally for salaried personnel. The plans provide eligible employees with retirement benefits based principally on years of service and compensation rates near retirement.

    In addition to the defined benefit pension plans, the Company sponsors three plans that provide medical and life insurance benefits to most full-time salaried employees upon their retirement. The postretirement medical plans are contributory (partially funded by retiree), with retiree contributions adjusted annually. The life insurance plan is non-contributory.

    The benefit obligation for these plans represents the liability of the Company for current and retired employees and is affected primarily by the following:

    1. Service cost (benefits attributed to employee service during the period)

    2. Interest cost (interest on the liability due to the passage of time)

    3. Actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions)

    4. Benefits paid to participants

    Plan assets are amounts that have been segregated and restricted to provide benefits, and include amounts contributed by the Company and amounts earned from investing contributions, less benefits paid. The pension plans are funded at not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of common stocks, corporate bonds and cash and cash equivalents. The Company funds the cost of the postretirement medical and life insurance benefits on a pay-as-you-go basis.

    The accounting for these plans is subject to the guidance provided in SFAS No. 87, "Employers Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Both of these statements require that management make certain assumptions relating to the following:

    1. Long-term rate of return of plan assets

    2. Discount rates used to measure future obligations and interest expense

    3. Salary scale inflation rates

    4. Health care cost trend rates and other assumptions.

    All of these assumptions and estimates can have a significant impact on the Company's accounting for these plans and the amount of expense recorded in a reporting period. These assumptions are made as of the beginning of the year. The Company uses a plan year of Oct. 1 through Sept. 30 to value its pension and postretirement plans on an actuarial basis. As permitted by SFAS 87, the Company has elected to use this fiscal year as it provides for more timely analysis. The Company engages third-party actuaries to compute the amounts of liabilities and expenses relating to these plans subject to the assumptions that the Company selects for its plans. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when appropriate. The effects of such modifications are amortized over future periods in accordance with proper accounting guidance.

Long-term Rate of Return on Plan Assets

    The expected return on the Company's pension plan assets is based on the Company's expectation of the long-term average rate of return on

CSX 2002 ANNUAL REPORT                                                        27

                    Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

assets in the pension funds, which is reflective of the current and projected asset mix of the funds. As this estimate is long-term, it is not adjusted as frequently as other assumptions used in pension accounting. However, the impact of the last few years overall market returns did cause CSX to reevaluate the rate used in calculating its liability at September 30, 2002 (the end of the measurement period for 2002) and adjust it from 9.5% to 8.9%. This change will increase the amount of pension expense reported in future periods. CSX will continue to evaluate its performance on an ongoing basis and if appropriate will adjust the long-term rate of return.

Discount Rates

    Discount rates are based on comparable rates for long-term liabilities that reflect a similar time horizon to payments that the Company will make for pension and postretirement medical payments. This assumption is analyzed every year and adjusted accordingly. The discount rate impacts the amount of liability recorded and also the amount of the interest expense component of pension and postretirement expense. CSX's assumed discount rates used in calculating the liability at September 30, 2002 and September 30, 2001, respectively, were 6.5% and 7.25% for the pension liabilities and 5.5% and 7.25% for postretirement medical benefits. The difference between the rate used for pension vs. postretirement is due to the different time horizon of future payments.

Salary Scale Inflation

    Salary scale inflation rates are based on current trends and historical data accumulated by the Company. The Company reviews this assumption on a regular basis and makes adjustments when appropriate. CSX lowered this rate from 4.5% to 3.3% at September 2002 to better reflect actual increases to employee compensation based on historical data.

Health Care Cost Trend Rates

    The health care cost trend rate is based on current trends and historical data. Due to the increasing costs of providing health care benefits, the Company increased the inflation assumption for health care costs for the 2002 year. The current assumed rate is 11 % decreasing gradually until reaching 5% in 2006.

                                    Pension       Postretirement
                                    Benefits         Benefits
                            ------------------------------------
                                  2002    2001      2002  2001
----------------------------------------------------------------
Expected Long-term Return
on Plan Assets:

   Benefit Cost for Plan Year    9.50%    9.50%    n/a     n/a
   Benefit Obligation at End
     of Plan Year                8.90%    9.50%    n/a     n/a
Discount Rates:
   Benefit Cost for Plan Year    7.25%    7.75%     7.25%  7.75%
   Benefit Obligation at End
     of Plan Year                6.50%    7.25%     5.50%  7.25%
Salary Scale Inflation           3.30%    4.50%     3.30%  4.50%
----------------------------------------------------------------

Other Assumptions Relating to Pensions and Postretirement Benefits

    The calculations made by the actuaries also include assumptions relating to mortality rates, turnover, and retirement age. These assumptions are based on historical data and are approved by management.

    As a result of changes in assumptions for fiscal year 2003, net periodic pension benefit cost is expected to increase approximately $15 million. The postretirement net periodic benefit cost is expected to remain flat due to changes made to benefits provided to retirees.

3. Depreciation Policies Under the Group-Life Method

    The Company accounts for its rail assets, including main-line track, locomotives and freight cars, using the group-life method. These assets are 94% of the Company's total fixed assets and amount to $12.5 billion on a net basis at December 27, 2002. Under the group-life method, the useful lives of rail assets are determined by the performance of a life-study which includes:

    o  statistical analysis of historical retirements for each group of property

    o  evaluation of the current operations

    o previous assessment of the condition of the assets and outlook for their continued use

    o  comparison of assets to the same asset groups with other companies.

      The results of the life study process determine the service lives for each asset group. These studies are conducted by a third party expert and analyzed by the Company's management. Changes in asset lives due to the results of the life studies could significantly impact future periods depreciation expense and thus the Company's results of operations. Events that could cause the Company to change its estimates relating to the lives of its asset groups could be changes in historical results, technological improvements and changes in specific assets. The Company is currently completing life studies on road, track and equipment and will reflect the results in its 2003 financial statements.

  New Accounting Pronouncements and Change in Accounting Policy

New Accounting Pronouncements

    In 2001, Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets", was issued. Under the provisions of SFAS 142, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed for impairment on a periodic basis. The Company adopted this standard for fiscal 2002, and incurred a pretax charge of $83 million, $43 million after tax and minority interest, or 20 cents per share as a cumulative effect of an accounting change, which represents the difference between book value and the fair value of indefinite lived intangible assets. These indefinite lived intangible assets are permits and licenses that the Company holds relating to a proposed pipeline to transfer natural gas from Alaska's North Slope to the port in Valdez, Alaska. The fair value was determined using a discount method of projected future cash flows relating to these assets. The carrying value of these assets is now approximately $3 million. The adoption of SFAS 142 did not have a material effect on prior reporting periods, and the Company does not believe it will have a material effect on future earnings. The Company does not have any other indefinite lived intangible assets.

--------------------------------------------------------------------------------
28                                                        CSX 2002 ANNUAL REPORT

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

    In 2002, SFAS 143, "Accounting for Asset Retirement Obligations" was issued. This statement addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. CSX is required to adopt this statement for fiscal year 2003. Under the group-life method the Company accrues removal costs as part of its depreciation expense. This effectively results in establishing a liability in accumulated depreciation in excess of any salvage value for cross ties. The Company is assessing the effect of adopting this statement and expects that it will record a cumulative effect of accounting change to remove any such liability accrued to date in the first quarter of 2003. On an ongoing basis, depreciation expense will be reduced, while materials, supplies and other expense will be increased. The change in operating income is expected to be immaterial.

    In 2002, SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. This statement requires that long-lived assets to be disposed of by sale are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. In addition, this statement modifies the reporting requirements for discontinued operations. Long-lived assets, whether to be held for disposition or held and used, should be measured at the lower of its carrying amount or fair value less cost to dispose. The Company is following this statement relating to the accounting for its wholly-owned subsidiary, CSX Lines, which is being conveyed to a third party (See Note 3, Divestitures).

    In 2002, the FASB issued Financial Accounting Standard Interpretation ("FASI") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This statement requires that certain guarantees entered into be recorded at fair value on the statement of financial position and additional disclosures be made about guarantees. CSX is required to adopt the accounting provisions of this statement in fiscal year 2003, but meets the disclosure requirements for the year ended December 27, 2002. (See Note 17, Commitments and Contingencies).

Change in Accounting Policy

    Beginning in 2003, the Company will begin accounting for stock-based compensation in accordance with SFAS 123, "Accounting for Stock-Based Compensation," or the fair value method of accounting for future stock awards on a prospective basis. Under SFAS 123, discounts on stock purchase plans and the fair value of restricted stock and options at date of grant are charged to compensation costs over the vesting or performance period.

  Factors Expected to Influence 2003

    Fuel expenses fluctuate and are a significant cost of CSX's transportation businesses. So far in 2003, fuel expenses are significantly higher than in 2002. For the first quarter of 2003, the net effect of fuel expenses is expected to be approximately $35 million above the 2002 first quarter. The full year impact of fuel expenses cannot be estimated with reasonable certainty.

    Severe winter storms and flooding in the Northeast during January and February caused significant service interruptions for Surface Transportation. While the costs and loss of revenue from these events are still to be determined, they could have a material impact on the Company's first quarter earnings.

    The conveyance of CSX Lines is expected to close in the first quarter of 2003, whereupon CSX will receive cash proceeds of $240 million. CSX will maintain a preferred interest in the new company.

    The resignation of John W. Snow, chairman and chief executive officer, was effective on February 3, 2003. Charges associated with his departure, primarily retirement benefits, total approximately $15 million, which will be expensed in the first quarter of 2003.

  Forward-looking Statements

    This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to, among other items: projections and estimates of earnings, revenues, cost-savings, expenses, or other financial items; statements of management's plans, strategies and objectives for future operations, and management's expectations as to future performance and operations and the time by which objectives will be achieved; statements concerning proposed new products and services; and statements regarding future economic, industry or market conditions or performance. Forward-looking statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "project", and similar expressions. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward-looking statement. If the Company does update any forward-looking statement, no inference should be drawn that the Company will make additional updates with respect to that statement or any other forward-looking statements.

    Forward-looking statements are subject to a number of risks and uncertainties, and actual performance or results could differ materially from that anticipated by these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) the Company's success in implementing its financial and operational initiatives, (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; and
(iv) the outcome of claims and litigation involving or affecting the Company. Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified elsewhere in this Annual Report and in the Company's other SEC reports, accessible on the SEC's website at www.sec.gov and the Company's website at www.csx.com.

CSX 2002 ANNUAL REPORT                                                        29

                              Financial Statements
                              --------------------


  Consolidated Statement of Earnings

(Millions of Dollars, Except Per Share Amounts)
                                                                                      Fiscal Years Ended
                                                                    -----------------------------------------------------
                                                                    Dec. 27, 2002      Dec. 28, 2001        Dec. 29, 2000
                                                                    -----------------------------------------------------

Operating Income
Operating Revenue                                                       $ 8,152            $ 8,110              $ 8,191
Operating Expense                                                         7,025              7,153                7,386
                                                                    -----------------------------------------------------
Operating Income                                                          1,127                957                  805
Other Income and Expense
Other Income                                                                 41                  9                   22
Interest Expense                                                            445                518                  550
                                                                    -----------------------------------------------------
Earnings
Earnings from Continuing Operations Before Income Taxes                     723                448                  277
Income Tax Expense                                                          256                155                   91
                                                                    -----------------------------------------------------
Earnings before Discontinued Operations and
    Cumulative Effect of Accounting Change                                  467                293                  186
Earnings from Discontinued Operations, Net of Tax of $10                     --                 --                   14
Gain on Sale of Discontinued Operations, Net of Tax of $205                  --                 --                  365
                                                                    -----------------------------------------------------
Earnings before Cumulative Effect of Accounting Change                      467                293                  565
Cumulative Effect on Prior Years of Accounting Change for
    Indefinite Lived Intangible Assets, Net of Tax of $36                  (43)                 --                   --
                                                                    -----------------------------------------------------
Net Earnings
                                                                          $ 424              $ 293                $ 565
Per Common Share
Earnings Per Share:
    Before Discontinued Operations and
       Cumulative Effect of Accounting Change                            $ 2.20             $ 1.39                $ .88
    Earnings from Discontinued Operations                                    --                 --                  .07
    Gain on Sale of Discontinued Operations                                  --                 --                 1.73
    Cumulative Effect of Accounting Change                               (0.20)                 --                   --
                                                                    -----------------------------------------------------
    Including Discontinued Operations and
       Cumulative Effect of Accounting Change                            $ 2.00             $ 1.39               $ 2.68
                                                                    -----------------------------------------------------
Earnings Per Share, Assuming Dilution:
    Before Discontinued Operations and
       Cumulative Effect of Accounting Change                            $ 2.19             $ 1.38                $ .88
    Earnings from Discontinued Operations                                    --                 --                  .06
    Gain on Sale of Discontinued Operations                                  --                 --                 1.73
    Cumulative Effect of Accounting Change                               (0.20)                 --                   --
                                                                    -----------------------------------------------------
    Including Discontinued Operations and
       Cumulative Effect of Accounting Change                            $ 1.99             $ 1.38               $ 2.67
                                                                    -----------------------------------------------------
Average Common Shares Outstanding (Thousands)                           212,729            211,668              210,942
Average Common Shares Outstanding,
    Assuming Dilution (Thousands)                                       213,512            212,409              211,314
Cash Dividends Paid Per Common Share                                      $ .40              $ .80               $ 1.20
-------------------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
30                                                        CSX 2002 ANNUAL REPORT

                              Financial Statements

--------------------------------------------------------------------------------
Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
(Millions of Dollars)

                                                                                      Fiscal Years Ended
                                                                    -------------------------------------------------------
                                                                      Dec. 27, 2002         Dec. 28, 2001      Dec. 29, 2000
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net Earnings                                                              $ 424               $ 293               $ 565
Adjustments to Reconcile Net Earnings to Net Cash Provided:
    Depreciation                                                            649                 622                 600
    Deferred Income Taxes                                                   172                 197                 152
    Cumulative Effect of Accounting Change, Net of Tax                       43                  --                  --
    Gain on Sale of Logistics Subsidiary                                     --                  --               (365)
    Equity in Conrail Earnings - Net                                       (23)                (17)                 (4)
    Other Operating Activities                                             (85)                   4                (13)
    Changes in Operating Assets and Liabilities:
       Accounts Receivable                                                   30                   7                351
       Other Current Assets                                                  23                (17)                (93)
       Accounts Payable                                                    (83)                (51)               (114)
       Other Current Liabilities                                           (23)                (211)              (369)
                                                                    -------------------------------------------------------
    Net Cash Provided by Operating Activities                             1,127                 827                710
---------------------------------------------------------------------------------------------------------------------------
Investing Activities
Property Additions                                                      (1,080)                (930)              (913)
Short-term Investments - Net                                                350                (51)                (85)
Net Proceeds from Divestitures and Sale of Assets                            --                  --                650
Other Investing Activities                                                 (45)                  16                 11
                                                                    -------------------------------------------------------
    Net Cash Used by Investing Activities                                 (775)                (965)              (337)
---------------------------------------------------------------------------------------------------------------------------
Financing Activities
Short-term Debt - Net                                                       140                (524)              (225)
Long-term Debt Issued                                                       748                 962                588
Long-term Debt Repaid                                                   (1,159)                (266)              (751)
Dividends Paid                                                             (86)                (171)              (262)
Common Stock Reacquired                                                      --                  --                (42)
Other Financing Activities                                                  (5)                  14                (47)
                                                                    -------------------------------------------------------
    Net Cash (Used) Provided by Financing Activities                      (362)                  15               (739)
---------------------------------------------------------------------------------------------------------------------------
Net Decrease in Cash and Cash Equivalents                                  (10)                  (123)            (366)

Cash, Cash Equivalents and Short-term Investments
Cash and Cash Equivalents at Beginning of Year                              137                  260               626
                                                                    -------------------------------------------------------
Cash and Cash Equivalents at End of Year                                    127                  137               260
Short-term Investments at End of Year                                       137                  481               426
                                                                    -------------------------------------------------------
Cash, Cash Equivalents and Short-term Investments at End of Year          $ 264               $  618             $ 686
---------------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information
Interest Paid - Net of Amounts Capitalized                                $ 448               $  509             $ 553
Income Taxes Paid                                                          $ 44               $  250              $ 14
---------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
CSX 2002 ANNUAL REPORT                                                        31

                              Financial Statements
--------------------------------------------------------------------------------
Consolidated Statement of Financial Position

(Millions of Dollars)

                                                            Dec. 27, 2002      Dec. 28, 2001
--------------------------------------------------------------------------------------------
Assets
Current Assets
    Cash, Cash Equivalents and Short-term Investments         $    264          $    618
    Accounts Receivable - Net                                      799               871
    Materials and Supplies                                         180               191
    Deferred Income Taxes                                          128               162
    Assets Held for Disposition                                    263               244
    Other Current Assets                                           155               198
                                                             -------------------------------
       Total Current Assets                                      1,789             2,284
                                                             -------------------------------
Properties                                                      18,560            17,760
Accumulated Depreciation                                         5,274             4,913
                                                             -------------------------------
    Properties - Net                                            13,286            12,847
                                                             -------------------------------
Investment in Conrail                                            4,653             4,655
Affiliates and Other Companies                                     381               297
Other Long-term Assets                                             842               718
                                                             -------------------------------
       Total Assets                                           $ 20,951          $ 20,801
--------------------------------------------------------------------------------------------
Liabilities
Current Liabilities
    Accounts Payable                                          $    802          $    905
    Labor and Fringe Benefits Payable                              457               409
    Casualty, Environmental and Other Reserves                     246               248
    Current Maturities of Long-term Debt                           391             1,044
    Short-term Debt                                                143               225
    Income and Other Taxes Payable                                 144               100
    Liabilities Held for Disposition                               104                92
    Other Current Liabilities                                      167               284
                                                             -------------------------------
       Total Current Liabilities                                 2,454             3,307
                                                             -------------------------------
Casualty, Environmental and Other Reserves                         604               687
Long-term Debt                                                   6,519             5,839
Deferred Income Taxes                                            3,567             3,621
Other Long-term Liabilities                                      1,566             1,227
                                                             -------------------------------
       Total Liabilities                                        14,710            14,681
--------------------------------------------------------------------------------------------
Shareholders' Equity
Common Stock, $1 Par Value                                         215               214
Other Capital                                                    1,547             1,492
Retained Earnings                                                4,797             4,459
Accumulated Other Comprehensive Loss                              (318)              (45)
                                                             -------------------------------
       Total Shareholders' Equity                                6,241             6,120
                                                             -------------------------------
       Total Liabilities and Shareholders' Equity             $ 20,951          $ 20,801
--------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------------------

32                                                        CSX 2002 ANNUAL REPORT

                              Financial Statements
Consolidated Statement of Changes in Shareholders' Equity
(Millions of Dollars)



                                                                                                 Accumulated
                                            Common Stock                                            Other
                                             Outstanding    Common       Other       Retained   Comprehensive
                                             (Thousands)    Stock       Capital      Earnings       Loss         Total
--------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1999                         218,444       $ 218       $ 1,525       $ 4,034       $ (21)      $ 5,756
Comprehensive Earnings:
    Net Earnings                                    -           -             -           565           -           565
    Adjustment of Minimum Pension Liability,
       Net of $8 Income Taxes                       -           -             -             -          15            15
    Other - Net                                     -           -             -             -           6             6
                                                                                                                 ---------
    Comprehensive Earnings                                                                                          586
                                                                                                                 ---------
Dividends                                           -           -             -          (262)          -          (262)
Stock Purchase and Loan Plan Exchange          (5,505)         (5)          (29)            -           -           (34)
Common Stock Issued (Repurchased) - Net          (201)          -           (29)            -           -           (29)
--------------------------------------------------------------------------------------------------------------------------
Balance Dec. 29, 2000                         212,738         213         1,467         4,337           -         6,017
Comprehensive Earnings:
    Net Earnings                                    -           -             -           293           -           293
    Adjustment of Minimum Pension Liability,
       Net of $10 Income Taxes                      -           -             -             -         (45)          (45)
                                                                                                                 ---------
    Comprehensive Earnings                                                                                          248
                                                                                                                 ---------
Dividends                                           -           -             -          (171)          -          (171)
Common Stock Issued (Repurchased) - Net           950           1            25             -           -            26
--------------------------------------------------------------------------------------------------------------------------
Balance Dec. 28, 2001                         213,688         214         1,492         4,459         (45)        6,120
Comprehensive Earnings:
    Net Earnings                                    -           -             -           424           -           424
    Adjustment of Minimum Pension Liability,
       Net of $152 Income Taxes                     -           -             -             -        (273)         (273)
                                                                                                                 ---------
    Comprehensive Earnings                                                                                          151
                                                                                                                 ---------
Dividends                                           -           -             -           (86)          -           (86)
Common Stock Issued (Repurchased) - Net           999           1            55             -           -            56
--------------------------------------------------------------------------------------------------------------------------
Balance Dec. 27, 2002                         214,687       $ 215       $ 1,547       $ 4,797       $(318)      $ 6,241

See accompanying Notes to Consolidated Financial Statements.



CSX 2002 ANNUAL REPORT                                                        33

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note I. Significant
Accounting Policies

Nature of Operations

    CSX Corporation, including its majority-owned subsidiaries (collectively, "CSX" or "Company"), is a freight transportation company with principal business units providing rail, intermodal, international terminal and domestic container-shipping services.

     o Rail transportation services are provided principally throughout the Eastern United States and accounted for 74% of the Company's 2002 operating revenue.

     o Intermodal services are provided through a dedicated network of terminals and facilities across North America and accounted for 14% of operating revenue in 2002.

     o International terminal operations are located in Asia, Europe, Australia, Latin America and the United States and accounted for 3% of operating revenues in 2002.

     o Domestic container-shipping services trade between ports on the United States mainland and Alaska, Hawaii/Guam and Puerto Rico and accounted for 9% of operating revenues in 2002. On December 16, 2002, CSX entered into an agreement to convey most of its interest in its domestic container-shipping company, CSX Lines LLC for cash and securities of a new venture, Horizon Lines LLC ("Horizon") (See Note 3, Divestitures). The Company expects this transaction to close in the first quarter of 2003.

     Rail shipments include merchandise, automotive products and coal, coke and iron ore. Shipments as a percent of rail revenue are as follows:

                                      Fiscal Years  Ended
                                      --------------------
                                       2002        2001
    ------------------------------------------------------
    Merchandise                       58%          57%
    Automotive                        14%          13%
    Coal, Coke and Iron Ore           27%          29%
    Other                              1%           1%
                                     ---------------------
    Total                            100%         100%
    ------------------------------------------------------

    Merchandise traffic includes the following markets:

      Phosphates and Fertilizer   Metals
      Food and Consumer           Agricultural
      Paper and Forest            Chemicals
      Minerals                    Emerging Markets

    Coal shipments originate mainly from mining locations in the Eastern United States and primarily supply domestic utility and export markets.

Principles of Consolidation

     The consolidated financial statements include CSX and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies that are not majority-owned are carried at cost (if less than 20% owned and the Company has no significant influence) or equity (if the Company has significant influence).

Fiscal Year

    CSX follows a 52/53 week fiscal reporting calendar. Fiscal years 2002, 2001 and 2000 consisted of 52 weeks. A 52-week fiscal year has four 13-week quarters. A 53-week year occurs periodically with the next one occurring in 2004. Fiscal years 2002, 2001 and 2000 ended on:

                o December 27, 2002
                o December 28, 2001
                o December 29, 2000

Earnings Per Share

    Basic earnings per share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Earnings per share, assuming dilution, starts with the basic calculation described above and adjusts the denominator for the effect of potential dilution of common shares during the period, mainly from employee stock options. This difference increases the denominator for the additional common shares that would have been outstanding if these shares had been issued. Potentially dilutive common shares at CSX include stock options and awards, and shares that would be issued relating to convertible long-term debt. References to earnings per share in the Notes to Consolidated Financial Statements assume dilution.

Cash, Cash Equivalents and Short-term Investments

     On a daily basis, cash in excess of current operating requirements is invested in various highly liquid investments having a maturity of three months or less at the date of acquisition. These investments are carried at cost, which approximates market value, and are classified as cash equivalents. At December 28, 2001, short-term investments included $220 million of deposits relating to the New Orleans litigation settlement that was paid in 2002.


Materials and Supplies

    Materials and supplies consist primarily of fuel and items for replacement and maintenance of track and equipment, and are carried at average cost.

Properties

    All properties are stated at cost less an allowance for accumulated depreciation. Rail assets, including main-line track, locomotives and freight cars are depreciated using the group-life method. This method pools similar assets by road and equipment type and then depreciates each group as a whole. Approximately 94% of the Company's total
------------------------------------------------------------------------------
34                                       C S X 2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements

property is accounted for under the group life method. The majority of other property is depreciated using the straight-line method on a per asset basis. Regulations enforced by the Surface Transportation Board ("STB") of the U.S. Department of Transportation require periodic formal studies of ultimate service lives for all railroad assets. Resulting service life estimates are subject to review and approval by the STB. Road assets, including main-line track, have estimated service lives ranging from 7 to 81 years. Equipment assets, including locomotives and freight cars, have estimated service lives ranging from 5 to 28 years.

    For retirements or disposals of depreciable rail assets that occur in the ordinary course of business, the asset cost (net of salvage value or sales proceeds) is charged to accumulated depreciation and no gain or loss is recognized. For retirements or disposals of non-rail depreciable assets, infrequent disposal of rail assets outside the normal course of business and for all dispositions of land, the resulting gains or losses are recognized at the time of disposal. Expenditures that significantly increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed.

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

Revenue and Expense Recognition

    Surface Transportation (rail and intermodal) revenue and expense are recognized proportionately as freight moves from origin to destination. Marine transportation (container-shipping) revenue, and a corresponding accrual for the estimated cost to complete delivery, are recorded when cargo first sails from its port of origin. All other revenue is recorded upon completion of service.

Environmental Costs

    The Company incurs costs for environmental corrective efforts, such as the study and clean-up of environmental contamination. Environmental costs are charged to expense when they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities for environmental corrective efforts are recorded when CSX's responsibility is (1) deemed probable and (2) the amount can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action. Environmental reserves at December 27, 2002 and December 28, 2001 were $35 million and $666 million, respectively.

Casualty Reserves

    Casualty reserves represent accruals for the uninsured portion of personal injury, occupational injury (asbestos, carpal tunnel, etc.) and accident claims. These reserves are recorded upon the first reporting of a claim, and estimates are updated as information develops. The amount of liability accrued is based on the type and severity of the claim and an estimate of future claims development based on current trends and historical data. The Company believes it has recorded liabilities in sufficient amounts to cover all identified claims and estimates of incurred but not reported personal injury and accident claims. Unreported occupational injuries are not subject to reasonable estimation, thus no provision is made for incurred but not reported occupational injuries. Personal injury, occupational injury and accident liabilities amount to $605 million and $666 million at December 27, 2002 and December 28, 2001, respectively.

Stock-based Compensation

    The Company records expense for stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Disclosures required with respect to the alternative fair value measurement and recognition methods prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for StockBased Compensation," are presented in Note 14 - Stock Plans. CSX will adopt the full provisions of SFAS 123 effective with fiscal year 2003. The impact of adopting this standard is that the Company will record expense over the vesting period for the issuance of future stock awards. The amount of expense will be the fair value of the awards using the BlackScholes valuation method.

Comprehensive Earnings

    CSX reports comprehensive earnings (loss) in accordance with SFAS 130, "Reporting Comprehensive Income," in the Consolidated Statement of Changes in Shareholders' Equity. Comprehensive earnings is defined as all changes in shareholders' equity during a period, other than those resulting from investments by and distributions to shareholders (i.e., issuance of equity securities and dividends). Accumulated other comprehensive loss at December 27, 2002 and December 28, 2001 consists primarily of minimum pension liabilities of $318 million and $45 million, respectively which includes $55 million and $30 million, respectively of the minimum pension liability at Conrail. This is included in CSX's shareholders' equity as required by APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

Derivative Financial Instruments

    The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.


CSX  2002  ANNUAL REPORT                                          35

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

    The Company has entered into several interest rate swaps to hedge interest rate risk exposure. CSX's interest rate swaps are designated and qualify as fair value hedges under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." For derivative instruments that are designated and qualify as a fair value hedge, the gains and losses on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of change in fair values. If the change in the value of the hedging instrument offsets the change in the value of the hedged item, the hedge is considered perfectly effective. The accounting for hedge effectiveness is measured at least quarterly based on the relative change in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, the amount by which the change in the value of the hedge does not exactly offset the change in the value of the hedged item, is recognized immediately in earnings. The company's interest rate swaps qualify as perfectly effective fair value hedges. As such, there is no ineffective portion to the hedge recognized in earnings. Adjustments to the fair value of the interest rate swap agreements are recorded in other assets and other liabilities.

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

New Accounting Pronouncements

    In 2001, SFAS 142, "Goodwill and Other Intangible Assets," was issued. Under the provisions of SFAS 142, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed for impairment on a periodic basis. The Company adopted this standard for fiscal 2002, and incurred a pretax charge of $83 million, $43 million after tax and minority interest, or 20 cents per share as a cumulative effect of an accounting change, which represents the difference between book value and the fair value of indefinite lived intangible assets. These indefinite lived intangible assets are permits and licenses that the Company holds relating to a proposed pipeline to transfer natural gas from Alaska's North Slope to the port in Valdez, Alaska. The fair value was determined using a discount method of projected future cash flows relating to these assets. The carrying value of these assets is now approximately $3 million. The adoption of SFAS 142 did not have a material effect on prior reporting periods, and the Company does not believe it will have a material effect on future earnings. The Company does not have any other indefinite lived intangible assets.

    In 2002, SFAS 143, "Accounting for Asset Retirement Obligations," was issued. This statement addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. CSX is required to adopt this statement for fiscal year 2003. Under the group-life method, the Company accrues removal costs as part of its depreciation expense. This effectively results in establishing a liability in accumulated depreciation in excess of any salvage value for cross ties. The Company is assessing the effect of adopting this statement and expects that it will record a cumulative effect of accounting change to remove any such liability accrued to date in the first quarter of 2003. On an ongoing basis, depreciation expense will be reduced, while materials, supplies and other expense will be increased. The change in operating income is expected to be immaterial.

    In 2002, SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement requires that long-lived assets to be disposed of by sale are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. In addition, this statement modifies the reporting requirements for discontinued operations. Long-lived assets, whether to be held for disposition or held and used, should be measured at the lower of its carrying amount or fair value less cost to dispose. The Company is following this statement relating to the accounting for its wholly-owned subsidiary, CSX Lines, which is being conveyed to a third party (See Note 3, Divestitures).

    In 2002, the FASB issued Financial Accounting Standard Interpretation ("FAST") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This statement requires that certain guarantees be recorded at fair value on the statement of financial position and additional disclosures be made about guarantees. CSX is required to adopt the accounting provisions of this statement in fiscal year 2003, but meets the disclosure requirements for the year ended December 27, 2002 (See Note 17, Commitments and Contingencies).

Prior-year Data

    Certain prior-year data has been reclassified to conform to the 2002 presentation.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of certain revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates using management judgement are


-------------------------------------------------------------------------------
36                                               CSX  2002  ANNUAL REPORT

                   Notes to Consolidated Financial Statements

made for the following areas:

    1. Casualty, legal and environmental reserves

    2. Pension and postretirement medical plan accounting

    3. Depreciation polices for its assets under the group-life method

Note 2. Investment In and Integrated
Rail Operations with Conrail


Background

    CSX and Norfolk Southern Corporation ("Norfolk Southern") completed the acquisition of Conrail Inc. ("Conrail") in May 1997. Conrail owns the primary freight railroad system serving the Northeastern United States, and its rail network extends throughout several Midwestern states and into Canada. CSX and Norfolk Southern, through a jointly owned acquisition entity, hold economic interests in Conrail of 42% and 58%, respectively, and voting interests of 50% each. CSX and Norfolk Southern operate over allocated portions of the Conrail lines.

    The rail subsidiaries of CSX and Norfolk Southern operate their respective portions of the Conrail system pursuant to various operating agreements. Under these agreements, the railroads pay operating fees to Conrail for the use of right-of-way and rent for the use of equipment. Conrail continues to provide rail service in certain shared geographic areas ("Shared Asset Areas") for the joint benefit of CSX and Norfolk Southern, for which it is compensated on the basis of usage by the respective railroads.

Accounting and Financial Reporting Effects

    CSX's rail and intermodal operating revenue includes revenue from traffic previously moving on Conrail. Operating expenses include costs incurred to handle that traffic and operate the former Conrail lines. Rail operating expense includes an expense category, "Conrail Operating Fees, Rents and Services," which reflects:

    1. Right of way usage fees and equipment rental payments to Conrail

    2. Transportation, switching, and terminal service charges provided by Conrail in the Shared Asset Areas that Conrail operates for the joint benefit of CSX and Norfolk Southern

    3. Amortization of the fair value write-up arising from the acquisition of Conrail

    4. CSX's 42% share of Conrail's net income or loss recognized under the equity method of accounting.


Detail of Conrail Operating Fees,
Rents and Services

                                          Fiscal Years Ended
                                   -------------------------------
(millions of dollars)                2002        2001        2000
------------------------------------------------------------------
    Rents and Services              $ 346       $ 353       $ 383
    Purchase Price Amortization
        and other                      52          56          65
    Equity in Income of Conrail       (76)        (73)        (71)
                                   -------------------------------
    Total                           $ 322       $ 336       $ 377
------------------------------------------------------------------


Conrail Financial Information

    Summarized financial information for Conrail as follows:



                                          Years Ended Dec. 31,
                                    ------------------------------
(millions of dollars)                2002        2001        2000
------------------------------------------------------------------
Income Statement Information:
    Revenues                         $893        $903        $985
    Expenses                          623         639         749
                                   -------------------------------
    Operating Income                 $270        $264        $236
                                   -------------------------------
    Net Income                       $180        $174        $170
------------------------------------------------------------------


                                                      Dec.31,
                                                 -----------------
(millions of dollars)                              2002    2001
------------------------------------------------------------------
Balance Sheet Information:
    Current Assets                               $ 300      $ 846
    Property and Equipment and Other Assets      7,857      7,236
                                                 ----------------
    Total Assets                                $8,157     $8,082
                                                 ----------------
    Current Liabilities                          $ 329      $ 408
    Long-term Debt                               1,123      1,156
    Other Liabilities                            2,479      2,413
                                                 ----------------
    Total Liabilities                            3,931      3,977
    Stockholders' Equity                         4,226      4,105
                                                 ----------------
    Total Liabilities and Stockholders'
        Equity                                  $8,157     $8,082
------------------------------------------------------------------


Conrail's 2002 Results

    Conrail reported net income of $180 million in 2002, compared with $174 million in 2001. Operating revenues were down $10 million to $893 million in 2002 while operating expenses were favorable $16 million year-over-year. Lower costs in the Shared Asset Areas, tax settlements and lower reserve requirements for car hire, overcharges, interline and other claims helped improve 2002 results.


CSX 2002 ANNUAL REPORT                                                        37

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Transactions with Conrail

    As listed below, CSX has amounts payable to Conrail, representing expenses incurred under the operating, equipment and shared area agreements with Conrail. Also, Conrail advances its available cash balances to CSX and Norfolk Southern under variable-rate notes, with CSX's note maturing on March 28, 2007.

                                                      Dec. 27,         Dec. 28,
(millions of dollars)                                   2002             2001
--------------------------------------------------------------------------------
    CSX Payable to Conrail                              $ 69              $ 88
    Conrail Advances to CSX                             $371              $225
    Interest Rates on Conrail Advances to CSX           1.82%             2.50%
--------------------------------------------------------------------------------

                                                       Fiscal Years Ended
                                                 -------------------------------
(millions of dollars)                             2002       2001       2000
--------------------------------------------------------------------------------
Interest Expense Related To
    Conrail Advances                              $ 8        $ 5        $ 4
--------------------------------------------------------------------------------

    The agreement under which CSXT operates is allocated portion of the Conrail route system has an initial term of 25 years and may be renewed at CSXT's option for two five-year terms. Operating fees paid to Conrail under the agreement are subject to adjustment every six years based on the fair value of the underlying system. Lease agreements for the Conrail equipment operated by CSXT cover varying terms. CSXT is responsible for all costs of operating, maintaining, and improving the routes and equipment under these agreements.

    On December 27, 2002, future minimum payments to Conrail under the operating, equipment and shared area agreements were as follows:

(millions of dollars)                           Future Minimum Payments
------------------------------------------------------------------------
        2003                                            $  251
        2004                                               253
        2005                                               245
        2006                                               234
        2007                                               227
        Thereafter                                       3,311
                                                ------------------------
        Total                                           $4,521
------------------------------------------------------------------------

Note 3. Divestitures

Potential Conveyance of Domestic Container-
Shipping Assets to Joint Venture

    On December 16, 2002, CSX announced that it had reached an agreement to convey most of its interest in its domestic container-shipping subsidiary, CSX Lines to a new venture, Horizon Lines LLC ("Horizon"), for $300 million ($240 million in cash and $60 million in securities of the new venture). CSX will retain $319 million of vessel and equipment lease obligations that will be subleased to the new entity through 2014. A deferred pretax gain of approximately $137 million as a result of the transaction will be recognized over the 12 year sub-lease term. The $60 million of securities have a term of 7 years and have an annual preferred return of 10%. CSX expects that this transaction will close during the first quarter of 2003, subject to regulatory approval. CSX has a preferred interest in the new venture and will account for the investment under the cost method. The assets and liabilities of CSX Lines that are to be conveyed under this agreement are classified as assets and liabilities held for disposition on the statement of financial position as of December 27, 2002 in accordance with the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets." Major categories of assets and liabilities held for disposition are as follows:

                                                Dec. 27,      Dec. 28,
(millions of dollars)                             2002          2001
-----------------------------------------------------------------------
    Accounts Receivable - Net                     $ 106          $ 91
    Property and Equipment - Net                    114           125
    Other Assets                                     43            28
                                               ------------------------
    Total Assets Held for Disposition             $ 263         $ 244
                                               ------------------------
    Accounts Payable                               $ 67          $ 61
    Other Liabilities                                37            31
                                               ------------------------
    Total Liabilities Held for Disposition        $ 104          $ 92
                                               ------------------------
    Net Assets Held for Disposition               $ 159         $ 152
-----------------------------------------------------------------------

Sale of Contract Logistics Segment

    In September 2000, CSX completed the sale of CTI Logistx Inc., its wholly-owned logistics subsidiary, for $650 million. The contract logistics segment is reported as a discontinued operation. Revenues from the contract logistics segment were $335 million for 2000. CSX recorded a gain of $570 million before tax, $365 million after tax, $1.73 per share, on the sale.

Note 4. Operating Expense

    Operating expense consists of the following:



                                                    Fiscal Years Ended
                                            -------------------------------
(millions of dollars)                         2002        2001        2000
---------------------------------------------------------------------------
Labor and Fringe                             $2,897      $2,934      $2,927
Materials, Supplies and Other                 1,682       1,662       1,773
Conrail Operating Fees, Rents
    and Services                                322         336         377
Building and Equipment Rent                     601         626         726
Inland Transportation                           370         337         358
Depreciation                                    638         613         576
Fuel                                            515         585         649
New Orleans Litigation Provision                 --          60          --
                                            -------------------------------
    Total                                    $7,025      $7,153      $7,386
---------------------------------------------------------------------------
Selling, General and Administrative
    Expenses                                 $  657      $  708      $  612
---------------------------------------------------------------------------



38                                                        CSX 2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements

Note 5. Other Income

     Other income (expense) consists of the following:

                                                     Fiscal Years Ended
                                                ----------------------------
(millions of dollars)                           2002     2001      2000
----------------------------------------------------------------------------
Interest Income                                $ 27     $ 47       $ 60
Income from Real Estate and
     Resort Operations                          108      101         60
Discount on Sales of
     Accounts Receivable                        (26)     (34)       (28)
Minority Interest                               (42)     (39)       (42)
Equity Losses of
     Other Affiliates                            (3)     (27)        (7)
Miscellaneous Expense                           (23)     (39)       (21)
                                                ----     ----       ----
     Total                                     $ 41      $ 9       $ 22
-----------------------------------------------------------------------------

Gross Revenue from Real Estate
     and Resort Operations                    $ 261    $ 254      $ 191
-----------------------------------------------------------------------------

Note 6. Income Taxes

     Earnings from domestic and foreign operations and related income tax expense are as follows:

                                                          Fiscal Years Ended
                                                         ---------------------
(millions of dollars)                                    2002    2001     2000
------------------------------------------------------------------------------
Net Earnings from Continuing Operations
    Before Income Taxes:
        Domestic                                       $ 648     $ 379    $ 191
        Foreign                                           75        69       86
  -----------------------------------------------------------------------------
Net Earnings from Continuing
    Operations before Income Taxes                     $ 723     $ 448    $ 277
--------------------------------------------------------------------------------



     The significant components of deferred tax assets and liabilities include:


                                         Dec. 27, 2002        Dec. 28, 2001
    (millions of dollars)               Assets Liabilities    Assets Liabilities
------------------------------------------------------------------------------
 Productivity/Restructuring Charges   $   52   $   --       $    60    $   --
 Employee Benefit Plans                  445       --           248        --
 Accelerated Depreciation                 --    3,812            --     3,630
 Other                                   741      865           721       858
                                        -------------------------------------
    Total                              $1,238  $4,677         1,029    $4,488
                                       --------------------------------------
 Net Deferred Tax Liabilities                  $3,439                  $3,459
-----------------------------------------------------------------------------

     The primary factors in the change in year-end net deferred income tax liability balances include:

        o Annual provision for deferred income tax expense
        o Minimum pension liability
        o In 2002, cumulative effect of accounting change

    The Company has not recorded domestic deferred or additional foreign income taxes related to undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested. These earnings amounted to $341 million, $291 million and $229 million at December 27, 2002, December 28, 2001 and December 29, 2000, respectively. These amounts may become taxable upon their remittance as dividends or upon the sale or liquidation of these foreign subsidiaries. It is not practical to determine the amount of net additional income tax that may be payable if such earnings were repatriated.

    The Company files a consolidated federal income tax return, which includes its principal domestic subsidiaries. Examinations of the federal income tax returns of CSX have been completed through 1993. Tax returns for 1994 through 1998 currently are under examination. Management believes adequate provision has been made for any adjustments that might be assessed.

    The breakdown of income tax expense (benefit) between current and deferred is as follows:

                                                Fiscal Years Ended
                                        ------------------------------------
(millions of dollars)                   2002        2001        2000
----------------------------------------------------------------------------
Income Tax Expense (Benefit):
Current:
    Federal                             $ 50          $ (64)    $ (53)
    Foreign                               16             15        13
    State                                 17              3        20
                                        ------------------------------------
Total Current                          $  83          $ (46)    $ (20)
Deferred:
    Federal                            $ 154          $ 176     $ 111
    Foreign                               --             10        (1)
    State                                 19             15         1
                                        ------------------------------------
Total Deferred                         $ 173          $ 201     $ 111
                                        ------------------------------------
    Total                              $ 256          $ 155     $  91
----------------------------------------------------------------------------

     Income tax expense reconciled to the tax computed at statutory rates is as follows:


                                                 Fiscal Years Ended
                                      ---------------------------------------
(millions of dollars)                   2002         2001           2000
-----------------------------------------------------------------------------

Tax at Statutory Rates               $253    35%   $157    35%     $ 97    35%
State Income Taxes                     23     3%     12     3%        8     3%
Equity in Conrail Earnings            (12)  (2)%    (10)  (2)%       (6)  (2)%
Foreign Operations                     (9)  (1)%     (1)   --%      (11)  (4)%
Other Items                             1    --%     (3)  (1)%        3     1%
                                   -------------------------------------------
Income Tax Expense/Rate             $ 256    35%   $155    35%     $ 91    33%
------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements
                   ------------------------------------------

Note 7. Accounts Receivable

Sale of Accounts Receivable

    CSXT sells, generally without recourse, a revolving pool of accounts receivable to CSX Trade Receivables Corporation ("CTRC"), a bankruptcy-remote (special purpose) entity wholly-owned by CSX Corporation. CTRC transfers the accounts receivable to a master trust and causes the trust to issue certificates representing undivided interests in the receivables, which are sold to investors for proceeds.

    Two series of certificates issued by the trust were outstanding as of December 27, 2002. One series issued in 1998 for $300 million to the public matures in June 2003 and bears interest payable to the investors at 6% annually. A second series in the amount of $200 million was issued to a private special purpose entity in 2000 that funded its purchase through a bank-supported commercial paper program. This second series of certificates was issued for a one-year maturity, and as currently amended matures in June 2003 as well. The private series of certificates bears interest at a floating rate based upon the program's commercial paper rates. The yield on the private certificates at December 27, 2002 was 1.46%. The outstanding amount of the private series was reduced from $200 million to $80 million in 2002.




(millions of dollars)                    Dec. 27, 2002     Dec. 28, 2001
-------------------------------------------------------------------------
Amount Sold under:

    Public Series of Certificates       $ 300                    $ 300
    Private Series of Certificates         80                      200
                                        ---------------------------------
    Total                               $ 380                    $ 500
                                        ---------------------------------
Retained Interest in Master Trust       $ 534                    $ 466
-------------------------------------------------------------------------

     The fair value of retained interests approximates book value as the receivables are collected in approximately one month.



                                                   Fiscal Years Ended
------------------------------------------------------------------------
(millions of dollars)                           2002     2001     2000
------------------------------------------------------------------------
Discount on Sales of
     Accounts Receivables                       $ 26     $ 34     $ 28
------------------------------------------------------------------------

    CSXT has retained responsibility for servicing the accounts receivables held by the master trust. The average servicing period is less than one month. No servicing asset or liability has been recorded since the fees CSXT receives approximate its related costs.

    The accounts receivable program is accounted for in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accounts receivable have been reduced by the amount of the certificates issued by the trust. "Discount on Sales of Accounts Receivable" is reported as an expense item in other income."


Allowance for Doubtful Accounts

    The Company maintains an allowance for doubtful accounts based on the expected collectibility of all accounts receivable, including receivables transferred to the master trust that could be subsequently sold to outside parties with recourse. This amount is included in the statement of position as follows:


(millions of dollars)                      Dec. 27, 2002    Dec. 28, 2001
--------------------------------------------------------------------------
Allowance for Doubtful Accounts                $ 125            $ 100
--------------------------------------------------------------------------





--------------------------------------------------------------------------------
40                                                      CSX 2000 ANNUAL REPORT

                   Notes to Consolidated Financial Statements

Note 8. Properties
Properties consist of the following:




                                                             Dec. 27, 2002                         Dec. 28, 2001
                                                   -----------------------------------------------------------------------
                                                             Accumulated                            Accumulated
(millions of dollars)                               Cost     Depreciation    Net            Cost    Depreciation       Net
--------------------------------------------------------------------------------------------------------------------------
Rail
    Road                                           $11,541     $2,498     $ 9,043          $11,035    $ 2,343      $ 8,692
    Equipment                                        5,671      2,225       3,446            5,467      2,077        3,390
                                                   -----------------------------------------------------------------------
Total Rail                                          17,212      4,723      12,489           16,502      4,420       12,082
Intermodal                                             442        173         269              399        145          254
                                                   -----------------------------------------------------------------------
Total Surface Transportation                        17,654      4,896      12,758           16,901      4,565       12,336
Other                                                  906        378         528              859        348          511
                                                   -----------------------------------------------------------------------
Total Properties                                   $18,560     $5,274     $13,286          $17,760    $ 4,913      $12,847
--------------------------------------------------------------------------------------------------------------------------


Note 9. Casualty, Environmental and Other Reserves
Activity related to casualty, environmental and other reserves is as follows:


                                                           Casualty and      Separation      Environmental
(millions of dollars)                                     Other Reserves    Liabilities        Reserves             Total
--------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1999                                         $ 708            $ 270              $ 53            $ 1,031
Charged to Expense                                              275                -                 -                275
Payments                                                       (285)             (14)              (12)              (311)
--------------------------------------------------------------------------------------------------------------------------
Balance Dec. 29, 2000                                           698              256                41                995
Charged to Expense                                              234                -                 1                235
Payments                                                       (271)             (14)              (10)              (295)
--------------------------------------------------------------------------------------------------------------------------
Balance Dec. 28, 2001                                           661              242                32                935
Charged to Expense                                              231                -                17                248
Payments                                                       (287)             (32)              (14)              (333)
--------------------------------------------------------------------------------------------------------------------------
Balance Dec. 27, 2002                                         $ 605            $ 210              $ 35              $ 850
--------------------------------------------------------------------------------------------------------------------------


Reserve balances are as follows:

(millions of dollars)                                   Dec. 27, 2002    Dec. 28, 2001
--------------------------------------------------------------------------------------
Current Reserves:
    Casualty and Other                                       $ 216               $ 218
    Separation                                                  15                  15
    Environmental                                               15                  15
                                                             -------------------------
Total Current Reserves                                         246                 248
Long-term Casualty, Environmental and Other Reserves           604                 687
                                                             -------------------------
Total Casualty, Environmental and Other Reserves             $ 850               $ 935
--------------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Casualty Reserves

    Casualty reserves represent accruals for the uninsured portion of personal injury, occupational injury (asbestos, carpal tunnel, etc.) and accident claims. These reserves are recorded upon the first reporting of a claim, and estimates are updated as information develops. The amount of liability accrued is based on the type and severity of the claim, and an estimate of future claims development based on current trends and historical data. The Company believes it has recorded liabilities in sufficient amounts to cover all identified claims and estimates of incurred but not reported personal injury and accident claims. Unreported occupational injuries are not subject to reasonable estimation, thus no provision is made for incurred but not reported occupational injuries.


Separation Liability

    Separation liabilities at December 27, 2002, relate to productivity charges recorded in 1991 and 1992 to provide for the estimated costs of implementing workforce reductions, improvements in productivity and other cost reductions at the Company's major transportation units. The remaining separation liabilities are expected to be paid out over the next 15 to 20 years.


Environmental Reserves

    CSXT is a party to various proceedings involving private parties and regulatory agencies related to environmental issues. CSXT has been identified as a potentially responsible party ("PRP") at approximately 94 environmentally impaired sites that are, or may be subject to, remedial action under the Federal Superfund Statute ("Superfund") or similar state statutes. A number of these proceedings are based on allegations that CSXT, or its railroad predecessors, sent hazardous substances to the facilities in question for disposal. Such proceedings arising under Superfund or similar state statutes can involve numerous other waste generators and disposal companies, and seek to allocate or recover costs associated with site investigation and clean-up, which could be substantial.

    CSXT is involved in a number of administrative and judicial proceedings and other clean-up efforts at approximately 230 sites which include the 94 Superfund sites noted above where it is participating in the study or clean-up of alleged environmental contamination. At least once each quarter, CSXT reviews its role, if any, with respect to each such location, giving consideration to a number of factors, including the nature of CSXT's alleged connection to the location (e.g., generator of waste sent to the site, or owner or operator of the site), the extent of CSXT's alleged connection (e.g., volume of waste sent to the location and other relevant factors), the accuracy and strength of evidence connecting CSXT to the location, and the number, connection and financial viability of other named and unnamed PRPs at the location.

    Based on the review process, CSXT has recorded reserves to cover estimated contingent future environmental costs with respect to such sites. The recorded liabilities for estimated future environmental costs at December 27, 2002 and December 28, 2001, were $35 million and $32 million, respectively. These liabilities, which are undiscounted, include amounts representing CSXT's estimate of unasserted claims, which CSXT believes to be immaterial. The liability includes future costs for all sites where the Company's obligation is
(1) deemed probable and (2) where such costs can be reasonably estimated. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. The majority of the December 27, 2002, environmental liability is expected to be paid out over seven years, funded by cash generated from operations.

    The Company does not currently possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, latent conditions at any given location could result in exposure, the amount and materiality of which cannot presently be reliably estimated. Based on information currently available, however, the Company believes its environmental reserves are adequate to accomplish remedial actions to comply with present laws and regulations, and that the ultimate liability for these matters will not materially affect its overall results of operations and financial condition.

--------------------------------------------------------------------------------
42                                                      CSX 2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements

  Note 10. Debt and Credit Agreements

Total long-term debt is as follows:

                                                                        Average Interest Rates
(millions of dollars)                                         Maturity     at Dec. 27, 2002      2002           2001
---------------------------------------------------------------------------------------------------------------------
Convertible Debentures, net of $97 and $101 discount,          2021              1.00%          $ 467          $ 463
respectively
Notes                                                        2003-2032           6.77%          5,285          5,289
Equipment Obligations                                        2003-2015           7.12%            855            950
Mortgage Bonds                                                 2003              3.16%             55             55
Other Obligations, including Capital Leases                  2003-2010           4.85%            248            126
                                                                                               ----------------------
Total                                                                                           6,910          6,883
                                                                                               ----------------------
Less Debt Due Within One Year                                                                     391          1,044
                                                                                               ----------------------
Long Term Debt                                                                                 $6,519         $5,839
---------------------------------------------------------------------------------------------------------------------

Debt Issuances

    During the year ended December 27, 2002 CSX issued $200 million of 4.88% notes due in 2009, and $400 million of 6.30% notes due in 2012. During the year ended December 28, 2001, the Company issued $500 million of 6.75% notes due in 2011.

Credit Facilities

    In May 2002, CSX entered into a $300 million, one-year revolving credit agreement, which replaced the $500 million, one-year agreement that expired June 2002. In June 2001, CSX entered into a five-year, $1 billion line of credit agreement. Any borrowings under these credit agreements would accrue interest at a variable rate based on the London InterBank Offered Rate("LIBOR"). CSX pays annual fees to the participating banks that may range from 0.08% to 0.23% of total commitment, depending on its credit rating. At December 27, 2002, CSX had commercial paper borrowings supported by these credit facilities of $140 million, all classified as short-term debt. At December 28, 2001, there were no commercial paper borrowings.

Convertible Debentures

    On October 24, 2001, CSX issued $564 million aggregate principal amount at maturity in unsubordinated zero coupon convertible debentures due October 30, 2021 for an initial offering price of approximately $463 million. At December 27, 2002, these debentures are included in long-term debt, at a carrying value of $467 million. These debentures will accrete in value at a yield to maturity of 1 % per year, which may be reset on October 30, 2007, October 30, 2011, and October 30, 2016 to a rate based on five-year United States Treasury Notes minus 2.8%. In no event, however, will the yield to maturity be reset below 1 % or above 3% per annum. Accretion in value on the debentures is recorded for each period, but will not be paid prior to maturity.

    CSX may redeem the debentures for cash at any time on or after October 30, 2008, at a redemption price equal to the accreted value of the debentures. Similarly, holders may require the Company to purchase their debentures on October 30, 2003, October 30, 2006, October 30, 2008, October 30, 2011, and
October 30, 2016, at a purchase price equal to the accreted value of the debentures. CSX has classified the debentures as long-term because in the event the Company is required to repay the debentures in October 2003, CSX has the intent and ability to refinance on a long-term basis. On the first three purchase dates, CSX may elect to pay the purchase price in cash and/or shares of common stock, while CSX may pay the purchase price only in cash on the last two purchase dates.

    Holders may convert debentures into common stock if certain requirements defined in the debentures and the related indenture are met. Holders may convert if the closing sale price of CSX common stock for at least 20 of the 30 preceding trading days is more than the applicable percentage (which is initially 120% and will decline over the life of the debentures to 110%) of the accreted conversion price per share of the Company's common stock. The "accreted conversion price" per share of common stock is the quotient of the accreted value of a debenture divided by the number of shares of common stock issuable upon conversion of that debenture. Holders may also convert if the Company's senior long-term unsecured credit ratings are downgraded by Moody's Investors Service Inc. to below Ba1 and by Standard & Poor's Rating Services to below
BB+, if the debentures have been called for redemption, if the Company makes specified distributions to holders of CSX common stock, or if the company is a party to specified consolidations, mergers, or transfers or leases of all or substantially all of the Company's assets. For each debenture surrendered for conversion, a holder will initially receive 17.75 shares of CSX common stock, which is equivalent to an initial conversion price of $46.16 per share. The initial conversion rate will be adjusted for reasons specified in the indenture, but will not be adjusted for accretion. Instead, accretion on the debentures will be deemed paid by the common stock received by the holder on conversion.

Shelf Registration Statements

    CSX has $900 million of remaining capacity under a shelf registration that may be used, subject to market conditions, to issue debt or other securities at the Company's discretion. The Company presently intends to use the proceeds from the sale of any securities under its shelf registration statements to finance cash requirements, including refinancing existing debt as it matures. While the Company seeks to give itself flexibility with respect to meeting such needs, there can be no

CSX 2002 ANNUAL REPORT                                                        43

                   Notes to Consolidated Financial Statements
                   ------------------------------------------

assurance that market conditions would permit the Company to sell such securities on acceptable terms at any given time, or at all.

Short-term Debt Balance and Rates

                                          Dec. 27, Dec. 28,
(millions of dollars)                       2002     2001
-----------------------------------------------------------
    Short-term Debt                         $ 143    $ 225
    Weighted Average Interest Rates         1.46%    2.45%
-----------------------------------------------------------

Long Term Debt Maturities

    (millions of dollars)
    ------------------------------------------------
    2003                                       $ 391
    2004                                         460
    2005                                         192
    2006                                         429
    2007                                         992

    2008 and Thereafter                        4,446
                                              ------
    Total                                     $6,910
    ------------------------------------------------
    Certain of CSX's rail unit properties are pledged as security for various rail-related long-term debt issues. In addition, the Company has approximately $132 million in assets which are specifically designated to fund an equal amount of long-term debt.

  Note 11. Derivative Financial Instruments

    CSX has entered into various interest rate swap agreements on the following fixed rate notes:

                         Notional       Fixed       Variable Rate
                          Amount    Interest Rate   Dec. 27, 2002
-----------------------------------------------------------------
May 1, 2007               $ 450         7.45%           4.82%
May 1, 2004                 300         7.25%           4.31%
August 15, 2006             300         9.00%           6.65%
December 1, 2003            150         5.85%           2.96%
May 1, 2032                 150         8.30%           3.30%
June 22, 2005                50         6.46%           3.26%
                        -------
Total/Average Rate      $ 1,400         7.62%           4.68%
-----------------------------------------------------------------

    These agreements were entered for interest rate risk exposure management purposes and mature at the time the related notes are due. Under these agreements, the Company will pay variable interest based on LIBOR in exchange for a fixed rate, effectively transforming the debentures to floating rate obligations. Accordingly, the instruments qualify, and are designated, as fair value hedges.

    For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, in this case long-term fixed rate notes, attributable to the hedged risk, are recognized in current earnings during the period of change in fair values. The accounting for hedge effectiveness is measured at least quarterly based on the relative change in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS No. 133, is recognized immediately in earnings. The Company's interest rate swaps qualify as perfectly effective fair value hedges, as defined by SFAS No. 133. As such, there was no ineffective portion to the hedge recognized in earnings during the period. Long-term debt has been increased $78 million and decreased $26 million for the fair market value of the interest rate swap agreements at December 27, 2002 and December 28, 2001, respectively.

    The differential to be paid or received under these agreements is accrued based on the terms of agreements and is recognized in interest expense over the term of the related debt. The related amounts payable to, or receivable from counterparties are included in other liabilities or assets. Cash flows related to interest rate swap agreements are classified as "Operating Activities" in the Consolidated Statements of Cash Flows. In 2002 and 2001, the Company reduced interest expense by approximately $34 million and $5 million, respectively, as a result of the interest rate swap agreements that were in place during that period.

    The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

  Note 12. Common and Preferred Stock

             Common and Preferred Stock consists of (in thousands):

Common Stock, $1 Par Value                                         Dec. 27, 2002
--------------------------------------------------------------------------------
Common Shares Authorized                                                 300,000
Common Shares Issued and Outstanding                                     214,687
Additional Potential Shares:
   Stock Options                                                          26,022
   Convertible Debt                                                       10,000
--------------------------------------------------------------------------------

Preferred Stock                                                    Dec. 27, 2002
--------------------------------------------------------------------------------
Preferred Shares Authorized                                               25,000
Preferred Shares Outstanding                                                  --
Series A, reserved for issuance
   per the Shareholder Rights Plan                                           250
Series B, reserved for issuance
   per the Shareholders Rights Plan                                        3,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
44                                                        CSX 2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements

    Holders of Common Stock are entitled to one vote on all matters requiring a vote for each share held. Preferred Stock is senior to common stock for dividends and liquidation.

    On May 29, 1998, the board of directors adopted a Shareholder Rights Plan ("Plan") which was amended on June 27, 2000. The Plan allows each outstanding share of common stock to be traded for one preferred share purchase right ("right"). A right entitles shareholders to purchase one one-hundredth of a share of Series B preferred stock at an exercise price of $180 under the conditions specified in the Plan. Under certain circumstances, a right may also be exchanged for additional shares of common stock. The rights will expire on June 8, 2008, unless earlier redeemed by the Company or extended. The rights would become exercisable within 10 business days following the public announcement of the acquisition of 10% or more of the Company's outstanding common stock; or 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer. The acquisition of shares or the tender/exchange offer must result in the ownership of outstanding common stock of greater than 10%. The Company's board of directors may redeem the rights at a price of one cent per right at any time prior to the acquisition by a person or group of 20% or more of the outstanding common stock.

  Note 13. Earnings Per Share

    The following table sets forth the computation of basic earnings per share and earnings per share, assuming dilution:

(millions of dollars)                                                             2002          2001           2000
----------------------------------------------------------------------------------------------------------------------
Numerator:
  Net Earnings from Continuing Operations                                         $ 424          $ 293          $ 186
Denominator (thousands):
  Average Common Shares Outstanding                                             212,729        211,668        210,942
 Effect of Potentially Dilutive Common Shares, Mainly Employee Stock Options        783            741            372
                                                                                --------------------------------------
  Average Common Shares Outstanding, Assuming Dilution                          213,512        212,409        211,314
                                                                                --------------------------------------
Earnings Per Share, from Continuing Operations                                   $ 2.00         $ 1.39          $ .88
                                                                                --------------------------------------
Earnings Per Share from Continuing Operations, Assuming Dilution                 $ 1.99         $ 1.38          $ .88
----------------------------------------------------------------------------------------------------------------------

    Earnings per share are based on the weighted average number of common shares outstanding. Earnings per share, assuming dilution, are based on the weighted average number of common shares outstanding adjusted for the effect of potential common shares outstanding during the period, mainly arising from the exercise of employee stock options. Potential common shares at CSX include stock options and awards and shares that would be issued relating to convertible long-term debt. During the years ended December 27, 2002 and December 28, 2001, 1.0 million and
0.8 million shares, respectively, were issued for options exercised.

    Certain potential common shares for all three years shown were not included in the computation of earnings per share, assuming dilution, since their exercise or conversion prices were greater than the average market price of the common shares during the period and, therefore, their effect is antidilutive. These potential common shares were as follows:

                                                    Fiscal Year
                                     ---------------------------------------
                                       2002             2001           2000
----------------------------------------------------------------------------
Number of Shares (thousands)          33,800           29,900         18,600
Average Exercise/Conversion Price    $ 46.31          $ 47.26        $ 42.23
----------------------------------------------------------------------------

    A substantial increase in the fair market value of the Company's stock price could negatively impact earnings per share due to the dilutive effect of stock options and convertible debt.

CSX 2002 ANNUAL REPORT                                                        45

                   Notes to Consolidated Financial Statements
                   ------------------------------------------

Note 14. Stock Plans

    The Company maintains several stock plans designed to encourage ownership of its stock and provide incentives for employees to contribute to its success. Expense for stock-based compensation under these plans is based on the intrinsic value accounted for under the principles of APB Opinion No. 25 and related Interpretations. The Company recognized compensation expense of $6 million in 2002, $9 million in 2001 and $12 million in 2000.

    Had compensation expense been determined based upon fair values at the date of grant, consistent with the methods of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(millions of dollars)                                  2002      2001       2000
--------------------------------------------------------------------------------
Net Earnings -- As Reported                           $ 424     $ 293      $ 565
             -- Pro Forma                             $ 399     $ 280      $ 545
Earnings Per Share -- As Reported                     $2.00     $1.39      $2.68
                   -- Pro Forma                       $1.87     $1.32      $2.58
Earnings Per Share, Assuming Dilution -- As Reported  $1.99     $1.38      $2.67
                                      -- Pro Forma    $1.86     $1.32      $2.58
--------------------------------------------------------------------------------

    Beginning in 2003, the Company will account for stock-based compensation in accordance with on SFAS 123 or the fair value method of accounting for future stock awards on a prospective basis. Under SFAS 123, discounts on stock purchase plans and the fair value of restricted stock and options at date of grant are charged to compensation costs over the vesting or performance period.

Stock Options and Awards

    CSX has various stock option and award plans. These plans currently provide awards primarily in (1) stock options and (2) restricted stock awards ("RSAs"), but have previously also awarded Performance Share Awards ("PSA") and Stock Appreciation Rights ("SARs") to eligible officers and employees. Awards granted under the various plans are determined by the board of directors based on financial performance of the Company.

    At December 27, 2002, there were 3,565 current or former employees with grants outstanding under the various plans. A total of approximately 29.8 million shares were reserved for issuance under the plans of which 6.9 were available for new grants. The remaining shares are assigned to outstanding stock options and stock awards.

    The fair value of options granted in 2002, 2001 and 2000 was estimated as of the dates of grant using the Black-Scholes option model.

                                                           Fiscal Year
                                                --------------------------------
                                                  2002         2001        2000
--------------------------------------------------------------------------------
Black-Scholes Assumptions:
  Expected Dividend Yield                         1.10%        2.30%       3.20%
  Risk-free Interest Rate                         4.30%        5.00%       6.60%
  Expected Stock Volatility                        27%          27%        27%
  Expected Term Until Exercise                  6 years      6 years    6 years
  Average Fair Value of Stock Options Granted    $11.76       $10.71      $6.36
--------------------------------------------------------------------------------

    1. Stock Options

    The majority of stock options have been granted with 10-year terms. Options outstanding at December 27, 2002, are generally exercisable three to nine years after date of grant. The exercise price for options granted equals the market price of the underlying stock on the date of grant. A summary of the Company's

--------------------------------------------------------------------------------
46                                                        CSX 2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements

stock option activity and related information for the fiscal years ended December 27, 2002, December 28, 2001 and December 29, 2000 follows:

                                                 2002                         2001                        2000
                                        ----------------------------------------------------------------------------------
                                        Shares     Weighted-average  Shares     Weighted-average  Shares  Weighted-average
                                        (000s)      Exercise Price   (000s)      Exercise Price   (000s)   Exercise Price
--------------------------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Year        23,650        $39.49         20,126         $38.69        18,310        $42.57
Granted                                  3,438        $38.14          5,041         $39.42         2,742        $23.57
Exchanged, Canceled or Expired             (46)       $44.89           (737)        $40.25          (469)       $41.16
Exercised                               (1,020)       $31.45           (780)        $25.16          (457)       $18.47
--------------------------------------------------------------------------------------------------------------------------
Outstanding at End of Year              26,022        $40.45         23,650         $39.49       20,126        $38.69
--------------------------------------------------------------------------------------------------------------------------
Exercisable at End of Year               8,513        $41.58          8,426         $40.00        9,405        $38.82
--------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 27, 2002:

                                   Options Outstanding                                     Options Exercisable
--------------------------------------------------------------------------------------------------------------------
                      Number        Weighted-average                                    Number
                   Outstanding          Remaining            Weighted-average        Exercisable    Weighted-average
Exercise Price        (000s)      Contractual Life(Years)     Exercise Price            (000s)       Exercise Price
--------------------------------------------------------------------------------------------------------------------
$20 to $29             2,601             7.3                      $23.49                    --               --
$30 to $39            11,462             6.6                      $38.45                 3,127           $37.23
$40 to $49             8,747             4.7                      $43.66                 4,838           $43.28
$50 to $57             3,212             4.1                      $53.82                   549           $51.43
                   -------------------------------------------------------------------------------------------------
  Total               26,022             5.7                      $40.60                 8,514           $41.59
--------------------------------------------------------------------------------------------------------------------

    2. Restricted Stock Awards ("RSAs")

    At December 27, 2002 and December 28, 2001, 469,500 and 675,500 RSAs were outstanding. The RSA's outstanding at December 27, 2002, vest over a three- to five-year employment period. The weighted-average fair value of RSAs was $34.53 as of the date of grant.

Stock Purchase and Loan Plan

    The Stock Purchase and Loan Plan provided for the purchase of common stock and related rights by eligible officers and key employees of the Company and entitled them to obtain loans with respect to the shares purchased. There were no shares issued under the Stock Purchase and Loan Plan in 2002, 2001 or 2000. In November 2000, substantially all participants of the Stock Purchase and Loan Plan exchanged their share balances in this plan for forgiveness of their loan balances and certain participants were issued shares relating to the equity in their respective accounts. No shares were withdrawn, exchanged or cancelled in 2002 or 2001. Approximately 6.7 million shares were withdrawn or cancelled in 2000 and approximately 0.6 million shares were issued in exchange for the equity in participant accounts. In conjunction with this transaction, the deferred tax benefits of approximately $34 million were charged to paid-in-capital. As of fiscal year end 2002, 2001 and 2000, approximately 70,000 shares were outstanding under this program.

Stock Purchase and Dividend Reinvestment Plans

    1. Stock Purchase Plan

    In May 2001, CSX shareholders approved the 2001 Employee Stock Purchase Plan ("ESPP"), which allows eligible employees to purchase CSX common stock at a discount. Specifically, participating employees are able to purchase CSX stock at the lower of 85% of fair market value on December 1 (beginning of the annual offering period) or 85% of fair market value on November 30 of the following year (end of the annual offering period). In effect, employees receive a 12-month stock option to purchase Company stock. Once purchased, the shares are unrestricted and may generally be sold or transferred at any time. There are approximately 570,000 shares subscribed at a market price of $23.49 at December 27, 2002, and approximately 460,000 remaining shares available for issuance under this plan. Approximately 570,000 shares were purchased by employees under the terms of this plan during 2002.

    The ESPP replaced the 1991 Employee Stock Purchase and Dividend Reinvestment Plans. Under the 1991 Employee Stock Purchase and Dividend Reinvestment Plan, eligible employees received a 17.65% matching payment on their contributions in the form of additional stock purchased by the

CSX 2002 ANNUAL REPORT                                                        47

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
Company. Each matching payment of stock was subject to a two-year holding period. Sales of stock prior to the completion of the holding period resulted in forfeiture of the matching stock purchase. Officers and key employees who qualified for the Stock Purchase and Loan Plan were not eligible to participate in this Plan. Employees purchased 25,565 shares in 2001 and 43,857 shares in 2000, under the plan at weighted-average market prices of $30.43 and $23.46 for 2001 and 2000, respectively.

    2. Dividend Reinvestment Plan

    The Company maintains the Shareholder Dividend Reinvestment Plan under which shareholders may purchase additional shares of stock. At December 27, 2002, there were 4,626,035 shares available for issuance under this plan.

Stock Plan for Directors

    The Stock Plan for Directors, approved by the shareholders in 1992, governs in part the manner in which directors' fees and retainers are paid. A minimum of 40% of the retainers must be paid in common stock of the Company. In addition, each director may elect to receive up to 100% of the remaining retainer and fees in the form of common stock of the Company. In 1997, shareholders approved amendments to the Plan that would permit additional awards of stock or stock options. In 2002, 45,195 shares of stock were issued to the directors resulting in $1 million of expense. In 2001, 52,000 stock options were granted with an exercise price of $35.08. In 2000, 52,000 stock options were granted with an exercise price of $26.40. The Plan permits each director to elect to transfer stock into a trust that will hold the shares until the participant's death, disability, retirement as a director, other cessation of services as a director, or change in control of the Company. At December 27, 2002, there were 678,411 shares of common stock reserved for issuance under this Plan.

Note 15. Fair Value of
Financial Instruments

    Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. Long-term debt is the only financial instrument of the Company with fair values significantly different from their carrying amounts. At December 27, 2002, the fair value of longterm debt, including current maturities, was $7.4 billion, compared with a carrying amount of $6.9 billion. At December 28, 2001, the fair value of long-term debt, including current maturities, was $7.2 billion, compared with a carrying amount of $6.9 billion. The fair value of longterm debt has been estimated using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of financing arrangements. The Company's interest rate swap agreements at December 27, 2002 and December 28, 2001 had a positive value of $78 and a negative value of $26 million, respectively.

Note 16. Employee Benefit Plans

    The Company sponsors defined benefit pension plans, principally for salaried personnel. The plans provide eligible employees with retirement benefits based principally on years of service and compensation rates near retirement.

    In addition to the defined benefit pension plans, the Company sponsors three plans that provide medical and life insurance benefits to most full-time salaried employees upon their retirement. The postretirement medical plans are contributory (partially funded by retiree), with retiree contributions adjusted annually. The life insurance plan is non-contributory.

    The benefit obligation for these plans represents the liability of the Company for current and retired employees and is affected primarily by the following:

    1. Service cost (benefits attributed to employee service during the period)

    2. Interest cost (interest on the liability due to the passage of time)

    3. Actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions)

    4. Benefits paid to participants

    Plan assets are amounts that have been segregated and restricted to provide benefits, and include amounts contributed by the Company and amounts earned from investing contributions, less benefits paid. The pension plans are funded at not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of common stocks, corporate bonds and cash and cash equivalents. The Company funds the cost of the postretirement medical and life insurance benefits on a pay-as-you-go basis.

    The Company uses a plan year of October 1 through September 30 to value its pension and postretirement plans on an actuarial basis.

--------------------------------------------------------------------------------
48                                                        CSX 2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements

    The change in benefit obligation and plan assets of the plans is as follows:

                                                       Pension Benefits    Postretirement Benefits
                                                      --------------------------------------------
(millions of dollars)                                  2002        2001        2002       2001
--------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit Obligation at Beginning of Plan Year          $ 1,700    $ 1,610      $   420    $   354
Service Cost                                               40         41           11          9
Interest Cost                                             119        121           29         26
Impact of Plan Changes/Business Dispositions               --         28           --         --
Plan Participants' Contributions                           --         --           10          7
Actuarial Loss                                             84         55           70         68
Benefits Paid                                            (137)      (155)         (41)       (44)
                                                      --------------------------------------------
    Benefit Obligation at End of Plan Year            $ 1,806    $ 1,700      $   499    $   420
                                                      --------------------------------------------
Change in Plan Assets:
Fair Value of Plan Assets at Beginning of Plan Year   $ 1,493    $ 1,619      $    --    $    --
Actual Return on Plan Assets                              (48)       (13)          --         --
Employer Contributions                                     16         42           31         37
Plan Participants' Contributions                           --         --           10          7
Benefits Paid                                            (137)      (155)         (41)       (44)
                                                      --------------------------------------------
    Fair Value of Plan Assets at End of Plan Year     $ 1,324    $ 1,493      $    --    $    --
                                                      --------------------------------------------

                                                      --------------------------------------------
Funded Status                                         $  (482)   $  (207)     $  (499)   $  (420)
                                                      --------------------------------------------


    The funded status, or amount by which the benefit obligation exceeds the fair value of plan assets, represents a liability. For plans with a projected benefit obligation in excess of plan assets at December 27, 2002, the aggregate projected benefit obligation was $1.8 billion and the aggregate fair value of plan assets was $1.3 billion. For plans with an accumulated benefit obligation in excess of plan assets at December 27, 2002, the aggregate accumulated benefit obligation was $1.7 million and the aggregate fair value of plan assets was $1.3 million. The following table shows the reconciliation of the funded status of the plan with the amount recorded in the statement of financial position:

                                                                 Pension Benefits  Postretirement Benefits

(millions of dollars)                                              2002     2001        2002     2001
----------------------------------------------------------------------------------------------------------
Funded Status                                                     $(482)   $(207)      $(499)   $(420)
Unrecognized Actuarial Loss                                         474      181         190      128
Unrecognized Prior Service Cost                                      40       44          --       (1)

Fourth Quarter Activity:
    Employer Contributions to Pension Plans                           3        3          --       --
    Net Postretirement Benefits Paid                                 --       --           8        9
                                                                 -----------------------------------------
       Net Amount Recognized in Statement of Financial Position   $  35    $  21       $(301)   $(284)
                                                                 -----------------------------------------

CSX 2002 ANNUAL REPORT                                                        49

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

    A liability is recognized if net periodic pension cost (cost of a pension plan for a period, including service cost, interest cost, actual return on plan assets, gain or loss, amortization of unrecognized prior service cost) recognized exceeds amounts the employer has contributed to the plan. An asset is recognized if net periodic pension cost is less than amounts the employer has contributed to the plan. The amount recognized in the statement of financial position consists of:

                                                                        Pension Benefits         Postretirement Benefits
                                                                     -------------------------------------------------------
(millions of dollars)                                                   2002           2001          2002           2001
----------------------------------------------------------------------------------------------------------------------------
    Prepaid Benefit Cost                                                 $   -        $ 224          $   -          $   -
    Accrued Benefit Liability                                             (430)        (243)          (301)          (284)
    Intangible Asset                                                        40           15              -              -
    Accumulated Other Comprehensive Loss                                   425           25              -              -
                                                                     -------------------------------------------------------
       Net Amount Recognized in Statement of Financial Position          $  35        $  21          $(301)         $(284)
----------------------------------------------------------------------------------------------------------------------------

    Components of net periodic pension cost are as follows:

                                                                          Pension Benefits        Postretirement  Benefits
                                                                  ----------------------------------------------------------
(millions of dollars)                                             2002     2001       2000        2002     2001       2000
----------------------------------------------------------------------------------------------------------------------------
Service Cost                                                     $  40    $  41     $  40         $ 11      $ 9        $ 8
Interest Cost                                                      119      121       119           29       26         23
Expected Return on Plan Assets                                    (152)    (150)     (145)           -        -          -
Amortization of Prior Service Cost                                   5        3         2            -       (1)        (1)
Recognized Net Actuarial (Gain) Loss                                (9)     (11)       (9)           8        3          -
                                                                  ----------------------------------------------------------
    Net Periodic Benefit Cost                                        3        4         7           48       37         30
Special Termination Benefits - Workforce Reduction
  Program/Curtailments                                               -       10         2            -        -          6
                                                                  ----------------------------------------------------------
    Net Periodic Benefit Cost Including Special
        Termination Benefits                                     $   3    $  14     $   9         $ 48     $ 37        $36
----------------------------------------------------------------------------------------------------------------------------

    During 2002 and 2001, CSX recorded changes in its minimum pension liability. These changes did not affect net earnings, but are a component of accumulated other comprehensive loss on an after-tax basis. In 2002, the minimum pension liability increased by $398 million, reducing accumulated other comprehensive income by $248 million after tax. In 2001, the minimum pension liability increased by $25 million, reducing accumulated other comprehensive income by $15 million after tax. The Company also recorded a $25 million and $30 million after tax effect to accumulated other comprehensive income, relating to Conrail's minimum pension liability for December 27, 2002 and December 28, 2001, respectively.

   Weighted-average assumptions used in accounting for the plans are as follows:


                                                                        Pension Benefits         Postretirement Benefits
                                                                     -------------------------------------------------------
                                                                        2002           2001          2002           2001
----------------------------------------------------------------------------------------------------------------------------
Expected Long-term Return on Plan Assets:
    Benefit Cost for Plan Year                                           9.50%        9.50%          n/a             n/a
    Benefit Obligation at End of Plan Year                               8.90%        9.50%          n/a             n/a
Discount Rates:
    Benefit Cost for Plan Year                                           7.25%        7.75%         7.25%           7.75%
    Benefit Obligation at End of Plan Year                               6.50%        7.25%         5.50%           7.25%
Salary Scale Inflation                                                   3.30%        4.50%         3.30%           4.50%
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
50                                                        CSX 2002 ANNUAL REPORT

Notes to Consolidated Financial Statements


     The net postretirement benefit obligation was determined using the assumption that the health care cost trend rate for medical plans was 11% and 12% for 2002 and 2001, respectively, decreasing gradually to 5% by 2006 and remaining at that level thereafter. A 1% change in the assumed health care cost trend rate would have the following effects:

                                                                                     1%              1%
(millions of dollars)                                                             Increase        Decrease
-------------------------------------------------------------------------------------------------------------
Effect on postretirement benefits service and interest cost                       $ 3             $ (3)
Effect on postretirement benefit obligation                                        34              (30)
-------------------------------------------------------------------------------------------------------------

Other Plans

     The Company maintains savings plans for virtually all full-time salaried employees and certain employees covered by collective bargaining agreements. Expense associated with these plans was $15 million, $16 million and $14 million for 2002, 2001 and 2000, respectively.

     Under collective bargaining agreements, the Company participates in a number of union-sponsored, multi-employer benefit plans. Payments to these plans are made as part of aggregate assessments generally based on number of employees covered, hours worked, tonnage moved or a combination thereof. Total contributions of $315 million, $292 million and $250 million were made to these plans in 2002, 2001 and 2000, respectively.

Note 17. Commitments and Contingencies

Lease Commitments

     The Company has various lease agreements with other parties with terms up to 29 years. Non-cancelable, long-term leases generally include provisions for maintenance, options to purchase at fair value and options to extend the terms. Lease arrangements allow the Company to efficiently gain the use of equipment which it does not wish to own. At December 27, 2002, minimum building and equipment rentals under these operating leases are as follows:

(millions of dollars)                                     Operating Leases     Sublease Income     Net Lease Commitments
-------------------------------------------------------------------------------------------------------------------------
2003                                                           $  260              $  32                  $  228
2004                                                              257                 32                     225
2005                                                              189                 25                     164
2006                                                              169                 25                     144
2007                                                              181                 17                     164
Thereafter                                                        816                 20                     796
                                                          --------------------------------------------------------------
Total                                                          $1,872              $ 151                  $1,721
------------------------------------------------------------------------------------------------------------------------

     Rent expense on operating leases totaled $605 million in 2002, $629 million in 2001 and $730 million in 2000. These amounts include net daily rental charges on railroad operating equipment of $295 million, $289 million, and $369 million in 2002, 2001 and 2000, respectively which are not long-term commitments. In addition to these commitments, the Company also has agreements covering routes and equipment leased from Conrail. See Note 2, Investment In and Integrated Rail Operations with Conrail, for a description of these commitments.

     As discussed in Note 3, Divestitures, the Company is conveying most of its interest in CSX Lines to Horizon. Once this transaction closes, $126 million of operating lease commitments included in the above will be assumed by Horizon. Another $319 million of leases will be subleased to Horizon, thus increasing sublease income by this amount. The effect of the lease assumptions and subleases will be a $445 million reduction in CSX's net lease obligation. CSX will continue to provide a guarantee of approximately $47 million relating to the leases assumed by Horizon.


CSX 2002 ANNUAL REPORT                                                       51

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Purchase Commitments

    The Company has a commitment under a long-term maintenance program for approximately 40% of CSXT's fleet of locomotives. The agreement expires in 2026 and totals $2.8 billion. Minimum payments under this agreement are as follows:

                                               Minimum
(millions of dollars)                         Payments
------------------------------------------------------
2003                                            $130
2004                                             132
2005                                             138
2006                                             166
2007                                             171
Thereafter                                     2,036
------------------------------------------------------
Total                                         $2,773
------------------------------------------------------

    The long-term maintenance program assures CSX access to efficient, high-quality locomotive maintenance services at settled price levels through the term of the program. Under the program, CSX paid $124 million, $126 million and $121 million in fiscal years 2002, 2001 and 2000, respectively.

Guarantees

    The Company and its subsidiaries are contingently liable individually and jointly with others as guarantors of obligations principally relating to leased equipment, joint ventures and joint facilities used by CSX in its business operations. Utilizing a CSX guarantee for these obligations allows CSX to take advantage of lower interest rates and obtain other favorable terms when negotiating leases or financing debt.

    Guarantees are contingent commitments issued by the Company that could require CSX to make payment to the guaranteed party based on another entity's failure to perform. CSX's guarantees can be segregated into three main categories:

    1. Guarantees of approximately $511 million of lease commitments assumed by A.P. Moller-Maersk ("Maersk") for which the Company is contingently liable. CSX believes that Maersk will fulfill its contractual commitments with respect to such leases and that CSX will have no further liabilities for those obligations.

    2. Guarantees of approximately $150 million relating to a construction guarantee at one of the Company's international terminals segment's locations. The non-performance of one of its partners or cost overruns could cause the Company to have to perform under this guarantee.

    The maximum amount of future payments the Company could be required to make under these guarantees is the amount of the guarantees themselves.

    After the close of the conveyance of CSX Lines to Horizon, there will be approximately $47 million of guarantees relating to leases assumed by Horizon that CSX will be contingently liable for.

Self-Insurance

    The Company obtains substantial amounts of commercial insurance for potential losses for third-party liability and property damage. Reasonable levels of risk (up to $35 million for property and $25 million for liability per occurrence) are also retained on a self-insurance basis. Using a combination of third party and self-insurance allows the Company to realize savings on insurance premium costs and preserves flexibility in achieving the best insurance solutions for various categories of risks.

Claims Arising out of Sale of International Container-Shipping Assets

    CSX has received a claim amounting to approximately $180 million plus interest from Europe Container Terminals ("ECT"), owner of the Rotterdam Container Terminal previously operated by Sea-Land Service Inc. ("Sea-Land"). ECT has claimed that the December 1999 sale of the international liner business to Maersk resulted in a breach of the Sea-Land terminal agreements with ECT. An initial arbitration hearing has been held to establish whether CSX is liable on ECT's claim, and on February 10, 2003 a panel of the Netherlands Arbitration Institute ruled that CSX was in breach of the terminal agreements. The ruling by the panel dealt only with the existence of liability for a breach, and did not address the level of ECT damages, if any, which will be the subject of a second hearing before the same panel sometime in 2003. CSX disputes this claim and believes it does not reflect the mitigating benefits ECT gained from its ability to service other customers at the former Sea-Land facility. Management believes that valid defenses to this claim exist but cannot estimate what, if any, loss may result from this matter. CSX believes that Maersk is responsible for any damages that may result from this dispute and has taken preliminary steps to initiate an arbitration against Maersk under the purchase and sale agreement with Maersk.

    The purchase and sale agreement with Maersk provides for a postclosing working capital adjustment to the sales price based on the change in working capital, as defined in the agreement, between June 25, 1999, and December 10, 1999. The Company has recorded a receivable of approximately $70 million in connection with the post-closing adjustment and this amount is currently in dispute. This matter, together with other disputed issues relating to the contractual obligations of the Company, has been submitted to arbitration.

    Although management believes CSX will prevail in some or all of the Maersk and ECT disputes and arbitrations, it can give no assurance in this regard. An adverse outcome could have a material effect on the

--------------------------------------------------------------------------------
52                                                        CSX 2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements



determination of the final loss on sale of Sea-Land's International Liner business and the financial results and cash flows in future reporting periods.

Contract Settlement

    In July 2002, the Company received $44 million as the first of two payments to settle a contract dispute. During 2002, the Company recognized approximately $7 million of the first payment in other income as this amount related to prior periods. The remaining $37 million will be recognized over the contract period, which ends in 2020. The second payment of $23 million was received on January 2, 2003 and will be recognized over the contract period which ends in 2020. The results of this settlement will provide approximately $3 million in annual pretax earnings through 2020.

Other Legal Proceedings and Arbitrations

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

    For information regarding environmental proceedings see Note 9, Casualty, Environmental and Other Reserves.


Note 18. Business Segments

    The Company operates in four business segments: rail, intermodal, domestic container-shipping, and international terminals. The rail segment provides rail freight transportation over a network of more than 23,000 route miles in 23 states, the District of Columbia and two Canadian provinces. The intermodal segment provides transcontinental intermodal transportation services and operates a network of dedicated intermodal facilities across North America. The domestic container shipping segment consists of a fleet of 17 ocean vessels and approximately 21,500 containers serving the trade between ports on the United States mainland and Alaska, Hawaii/Guam and Puerto Rico. The international terminals segment operates container freight terminal facilities in Asia, Europe, Australia, Latin America and the United States. The Company's segments are strategic business units that offer different services and are managed separately based on the differences in these services. Because of their close interrelationship, the rail and intermodal segments are viewed on a combined basis as Surface Transportation operations and the domestic container-shipping and international terminals segments are viewed on a combined basis as Marine Services operations.

    The Company evaluates performance and allocates resources based on several factors, of which the main financial measure is business segment operating income, defined as income from operations, excluding the effects of non-recurring charges and gains. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note
1), except that for segment reporting purposes, CSX includes minority interest expense on the international terminals segment's joint venture businesses in operating expense. These amounts are reclassified through eliminations in CSX's consolidated financial statements to other income. Intersegment sales and transfers are generally accounted for as if the sales or transfers were to third parties, that is, at current market prices.


CSX 2002 ANNUAL REPORT                                                        53

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

      Business segment information for fiscal years 2002, 2001 and 2000 is as follows:



                                               Surface Transportation                    Marine Services
                                         -----------------------------------------------------------------------------
                                                                             Domestic
                                                                             Container  International
(millions of dollars)                      Rail     Intermodal    Total      Shipping    Terminals   Total     Total
----------------------------------------------------------------------------------------------------------------------
2002
Revenue from External Customers           $ 6,003   $ 1,156      $ 7,159      $  758       $  235    $ 993     $ 8,152
Intersegment Revenues                           -        24           24           -            1        1          25
Segment Operating Income                      854       141          995          38           69      107       1,102
Assets                                     12,738       537       13,275         309          959    1,268      14,543
Depreciation Expense                          576        29          605          17            9       26         631
Property Additions                            981        29        1,010          19           11       30       1,040

2001
Revenue from External Customers           $ 6,082   $ 1,092      $ 7,174      $  681       $  234    $ 915     $ 8,089
Intersegment Revenues                           -        20           20           -            2        2          22
Segment Operating Income                      803       104          907          32           71      103       1,010
Assets                                     12,948       432       13,380         504          880    1,384      14,764
Depreciation Expense                          550        31          581          24            8       32         613
Property Additions                            848        12          860          11           19       30         890

2000
Revenue from External Customers           $ 6,075   $ 1,148      $ 7,223      $  666       $  267    $ 933     $ 8,156
Intersegment Revenues                           -        20           20           -            3        3          23
Segment Operating Income                      615        98          713           -           71       71         784
Assets                                     12,945       423       13,368         540          781    1,321      14,689
Depreciation Expense                          520        29          549          20            7       27         576
Property Additions                            822        18          840          16            8       24         864



     A reconciliation of the totals reported for the business segments to the applicable line items in the consolidated financial statements is as follows:



                                                                                            Fiscal Years Ended
                                                                                  --------------------------------------
(millions of dollars)                                                                 2002         2001            2000
------------------------------------------------------------------------------------------------------------------------
Revenue
Total External Revenues for Business Segments                                       $ 8,152      $ 8,089        $ 8,156
Intersegment Revenues for Business Segments                                              25           22             23
Elimination of Intersegment Revenue                                                     (25)         (22)           (23)
Other                                                                                     -           21             35
                                                                                  --------------------------------------
   Total Consolidated Revenue                                                       $ 8,152      $ 8,110        $ 8,191
------------------------------------------------------------------------------------------------------------------------
Operating Income
Total Operating Income for Business Segments                                        $ 1,102      $ 1,010          $ 784
Reclassification of Minority Interest Expense for International Terminals
        Segment(a)                                                                       39           36             42
Other Unallocated Expenses                                                              (14)         (29)           (21)
New Orleans Litigation Provision                                                          -          (60)             -
                                                                                  --------------------------------------
   Total Consolidated Operating Income                                              $ 1,127        $ 957          $ 805

--------------------------------------------------------------------------------
54                                                        CSX 2002 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


                                                                                           Fiscal Years Ended
                                                                                  --------------------------------------
(millions of dollars)                                                               2002         2001           2000
------------------------------------------------------------------------------------------------------------------------
Assets
Assets for Business Segments                                                       $14,543       $14,764       $14,689
Investment in Conrail                                                                4,653         4,655         4,668
Elimination of Intercompany Receivables                                               (128)         (185)         (186)
Non-segment Assets (b)                                                               1,883         1,567         1,377
                                                                                   -----------------------------------
    Total Consolidated Assets                                                      $20,951       $20,801       $20,548
------------------------------------------------------------------------------------------------------------------------
Depreciation Expense
Depreciation Expense for Business Segments                                            $ 631         $ 613        $ 576
Non-segment Depreciation (b)                                                             18             9           24
                                                                                   -----------------------------------
   Total Consolidated Depreciation Expense                                            $ 649         $ 622        $ 600
------------------------------------------------------------------------------------------------------------------------
Property Additions

Property Additions for Business Segments                                            $ 1,040         $ 890        $ 864
Non-segment Property Additions (b)                                                       40            40           49
                                                                                   -----------------------------------
   Total Consolidated Property Additions                                            $ 1,080         $ 930        $ 913
------------------------------------------------------------------------------------------------------------------------


(a) Marine Services includes minority interest expense which is reclassified to other income in consolidation.
(b) Non-segment assets include corporate cash and cash equivalents and assets of non-transportation businesses and discontinued operations. Non-segment depreciation and property additions are primarily attributable to non-transportation businesses and discontinued operations. Principal non-transportation businesses include real estate and resort operations and information technology subsidiaries serving multiple segments.

    Revenues in the United States comprise more than 95% of total consolidated revenues. More than 95% of the Company's long-lived assets are located in the United States. The Company does not have a single external customer that represents 10% or more of its consolidated revenue.


CSX 2002 ANNUAL REPORT                                                        55

                          Report of Ernst & Young LLP,
---------------------------------------------------------------------
                              Independent Auditors

     To the Shareholders and Board of Directors of CSX Corporation

     We have audited the accompanying consolidated statements of financial position of CSX Corporation and subsidiaries as of December 27, 2002 and December 28, 2001, and the related consolidated statements of earnings, cash flows, and changes in shareholders' equity for each of the three fiscal years in the period ended December 27, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSX Corporation and subsidiaries at December 27, 2002 and December 28, 2001 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the Consolidated Financial Statements, in 2002 the Company changed its method of accounting for indefinite lived intangible assets.

/s/ Ernst & Young LLP
Jacksonville, Florida
February 11, 2003


--------------------------------------------------------------------------------
56                                                        CSX 2002 ANNUAL REPORT

Quarterly Financial Data (Unaudited)(a)


                                                              2002                                 2001
                                             ----------------------------------------------------------------------------
Year
Quarter                                        1st(b)     2nd    3rd       4th          1st      2nd     3rd      4th(c)
-------------------------------------------------------------------------------------------------------------------------
Operating Revenue                              $1,964   $2,073  $2,055   $2,060        $2,025   $2,057  $2,019   $2,009
Operating Expense                               1,752    1,752   1,779    1,742         1,836    1,792   1,737    1,788
                                                -----------------------------------------------------------------------
Operating Income                                  212      321     276      318           189      265     282      221
Other Income (Expense)                              9        4      28        -          (29)       37       4      (3)
Interest Expense                                  114      116     108      107           133      135     129      121
                                                -----------------------------------------------------------------------
Earnings Before Income Taxes and
    Cumulative Effect of Accounting Change        107      209     196      211            27      167     157       97
Income Tax Expense                                 39       74      69       74             7       59      57       32
                                                -----------------------------------------------------------------------
Earnings before Cumulative Effect of
    Accounting Change                              68      135     127      137            20      108     100       65
Cumulative Effect of Accounting Change,
    Net of Tax                                   (43)        -       -        -             -        -       -        -
                                                -----------------------------------------------------------------------
Net Earnings                                     $ 25    $ 135   $ 127    $ 137          $ 20    $ 108   $ 100     $ 65
-------------------------------------------------------------------------------------------------------------------------
Per Common Share
Earnings Per Share:
Before Cumulative Effect of Accounting
        Change                                 $ .32    $ .63   $ .60    $ .65         $ .10    $ .51   $ .47    $ .31
Cumulative Effect of Accounting Change          (.20)        -       -        -             -        -       -        -
                                                -----------------------------------------------------------------------
Including Cumulative Effect of Accounting
        Change                                 $ .12    $ .63   $ .60    $ .64         $ .10    $ .51   $ .47    $ .31
                                                -----------------------------------------------------------------------
Earnings Per Share, Assuming Dilution:
Before Cumulative Effect of Accounting
        Change                                 $ .32    $ .63   $ .60    $ .64         $ .10    $ .51   $ .47    $ .31
Cumulative Effect of Accounting Change          (.20)       -       -        -             -        -       -        -
Including Cumulative Effect of Accounting
        Change                                 $ .12    $ .63   $ .60    $ .64         $ .10    $ .51   $ .47    $ .31
                                               -----------------------------------------------------------------------
Dividends Per Share                            $ .10    $ .10   $ .10    $ .10         $ .30    $ .30   $ .10    $ .10
                                               -----------------------------------------------------------------------
Market Price
    High                                       $41.40   $37.90  $36.77   $30.12        $34.11   $40.20  $41.30   $38.20
    Low                                        $34.81   $32.41  $25.75   $25.09        $24.81   $31.60  $25.44   $29.37


(a) Periods presented are 13-week quarters.

(b) Included in the first quarter of 2002 is a charge to write-down indefinite lived intangible assets as a cumulative effect of accounting change, which reduced earnings $83 million before tax, $43 million after tax and minority interest, 20 cents per share.

(c) Included in the fourth quarter of 2001 is a provision to account for the settlement of the 1987 New Orleans tank car fire litigation. This charge reduced earnings by $60 million before tax, $37 million after tax, 17 cents per share.

Shares Outstanding as of January 24, 2003: 214,686,566
Common Stock Shareholders as of January 24, 2003: 58,819

CSX 2002 ANNUAL REPORT                                                        57

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

Daniel J. Murphy, Director-Corporate Communications
CSX Transportation
500 Water Street, J420
Jacksonville, FL 32202
(904) 359-1469
e-mail: Dan Murphy@csx.com

Investor Relations

     Security analysts, portfolio managers or other investment community representatives should contact Investor Relations at the address or telephone number shown below.

Fredrik J. Eliasson, Managing Director-Investor Relations
CSX Corporation
500 Water Street, C170
Jacksonville, FL 32202
(904) 359-3305
e-mail: Fred Eliasson@csx.com

Shareholder Services

Ines C. Murray, Shareholder Services
CSX Corporation
500 Water Street, C160
Jacksonville, FL 32202
(904) 366-4242
e-mail: Ines_Murray@csx.com

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

     Other benefits of CSXDirectInvest(SM) include the ability to:

     o Reinvest dividends automatically in CSX common stock without payment of any brokerage commissions or service charges, or you may receive dividend payments on some or all of your shares.

     o Make optional cash investments with as little as $50 per month, or up to $10,000 per month, without any charges or commissions.

     o Make gifts of CSX shares to others through the plan, and present them with a gift memento if desired.

     To obtain a prospectus or other information regarding CSXDirectInvest(SM), please call or write the Computershare Dividend Reinvestment Department at the phone number or address below. Or, if you prefer, please visit the web site at www.computershare.com.

CSXDirectInvest(sm)
P. 0. Box A3309
Chicago, IL 60690-3309
(800) 521-5571
e-mail: web.queries@computershare.com

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


--------------------------------------------------------------------------------
58                                                        CSX 2002 ANNUAL REPORT

                         Corporate Information


Headquarters

    500 Water Street, 15th floor
    Jacksonville, Florida 32202
    (904) 359-3100
    www.csx.com

Market Information

     CSX's common stock is listed on the New York, London and Swiss stock exchanges and trades with unlisted privileges on the Midwest, Boston, Cincinnati, Pacific and Philadelphia stock exchanges. The official trading symbol is "CSX."

Description of Common and Preferred Stocks

     A total of 300 million shares of common stock are authorized, of which 214,686,566 shares were outstanding as of Dec. 27, 2002. Each share is entitled to one vote in all matters requiring a vote of shareholders. There are no pre-emptive rights. At Dec. 27, 2002, there were 59,085 registered common stock shareholders.

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

Annual Shareholder Meeting

    10 a.m., Wednesday, May 7, 2003
    The Radisson Airport Hotel & Conference Center
    1375 North Cassady Avenue
    Columbus, Ohio
    1-800-333-3333

Shareholder House Parties at The Greenbrier

     Throughout the year, The Greenbrier offers Shareholder House Parties featuring discounted rates and special activities. Shareholder House Parties in 2003 are scheduled for:

     Easter -- April 17-20
     Independence Day -- July 3-6
     Labor Day -- August 29-September 1

    For information on shareholder parties, contact Maryann Sanford, Reservations Department, The Greenbrier, 300 W. Main Street, White Sulphur Springs, WV 24986, or phone toll-free (800) 624-6070 or email, The_Greenbrier@greenbrier.com.

    Again in 2003, The Greenbrier is pleased to extend to all shareholders a 10 percent discount on its Modified American Plan rates, applicable to one visit per year. Reservations will be accepted on a space-available basis. This offer does not apply during CSX House Parties, when rates are already discounted, or if a shareholder is attending a conference being held at The Greenbrier.

Form 10-K

    A copy of the company's annual report to the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to Corporate Communications, CSX Corporation, 500 Water Street, J420, Jacksonville, FL 32202. The Form 10-K also is available on the company's web site at www.csx.com.


CSX 2002 ANNUAL REPORT                                                        59

                        Board of Directors and Officers
--------------------------------------------------------------------------------

Board of Directors
Elizabeth E. Bailey (1,2,6)
John C. Hower Professor of Public Policy and Management, The Wharton School,
University of Pennsylvania, Philadelphia, Pa.

Robert L. Burrus Jr. (1,4,5)
Partner and Chairman,
McGuireWoods LLP, Richmond, Va.

Bruce C. Gottwald (1,2,6)
Chairman, Ethyl Corporation, Richmond, Va.

John R. Hall (2,3)
Former Chairman of Arch Coal, Inc.
and Retired Chairman and CEO
Ashland Inc., Ashland, Ky.

Edward J. Kelly III (2,4)
President and CEO,
Mercantile Bankshares Corporation,
Baltimore, Md.

Robert D. Kunisch (1,3,6)
Special Partner ABS Capital Partners Inc.
and Adviser and Former Vice Chairman,
Cendant Corporation, Hunt Valley, Md.

James W. McGlothlin (4,5)
Chairman and CEO,
The United Company, Bristol, Va.

Southwood J. Morcott (4,6)
Retired Chairman and CEO,
Dana Corporation, Toledo, Ohio

David M. Ratcliffe (5,6)
President and CEO, Georgia Power Company and Executive Vice President,
Southern Company, Atlanta, Ga.

Charles E. Rice (4,6)
Chairman, Mayport Venture Partners LLC
and Retired Vice Chairman Corporate
Development, Bank of America,
Jacksonville, Fla.

William C. Richardson (2,3)
President and CEO,
W.K. Kellogg Foundation, Battle
Creek, Mich.

Frank S. Royal M.D. (1,3,5)
Physician and Health Care Authority,
Richmond, Va.

Donald J. Shepard (2,4)
Chairman, Executive Board and CEO,
AEGON N.V., Netherlands

Michael J. Ward (1)
Chairman, President and CEO,
CSX Corporation
Jacksonville, Fla.


Corporate Officers
Michael J. Ward*
Chairman, President and CEO

Paul R. Goodwin*
Vice Chairman and Chief Financial Officer

Andrew B. Fogarty*
Executive Vice President-Corporate Services

Ellen M. Fitzsimmons*
Senior Vice President-Law

Robert J. Haulter
Senior Vice President-Human Resources

Arnold I. Havens
Senior Vice President-Government Affairs

Lester M. Passa*
Senior Vice President-Strategic Planning

Peter J. Shudtz

Senior Vice President-Regulatory Affairs and
Washington Counsel

David A. Boor
Vice President and Treasurer

Asok K. Chaudhuri
Vice President-Financial Planning

Michael A. Hollingsworth
Vice President-Corporate Communations

Stephen R. Larson
Vice President-General Counsel and
Corporate Secretary

Jeffrey C. McCutcheon
Vice President-Corporate Human Resources

William F. Miller
Vice President-Audit and Advisory Services

James P. Peter
Vice President-Taxes

Michael J. Ruehling
Vice President-State Relations

Carolyn T. Sizemore*
Vice President and Controller

* Executive officers of the corporation.


Unit Officers

CSX Transportation Inc.
Alan F. Crown*
Executive Vice President-Transportation

P Michael Giftos*
Executive Vice President and Chief
Commercial Officer

W. Michael Cantrell
Senior Vice President-Mechanical and
Engineering

James W. Fallon
Senior Vice President-Transportation

Frederick J. Favorite Jr.*
Senior Vice President-Finance

Clarence W. Gooden
Senior Vice President-Merchandise Service
Group

Christopher P. Jenkins
Senior Vice President-Coal Service Group

Howard J. Levy
Senior Vice President-Procurement

Franklin E. Pursley
Senior Vice President-Service Design

Kenneth R. Peifer
Vice President-Labor Relations

CSX Intermodal Inc.
Alan P Blumenfeld, President

CSX Lines LLC
Charles G. Raymond*, President and CEO

CSX World Terminals LLC
Robert J. Grassi*, President and CEO

CSX Technology Inc.
Charles J. 0. Wodehouse Jr., President

The Greenbrier
Ted J. Kleisner
President and Managing Director

* Executive officers of the corporation.


                --------------------------------
                Key to committees of the Board
                1-Executive
                2-Audit
                3-Compensation
                4-Finance
                5-Nominating and Organization
                6-Public Affairs
                --------------------------------

--------------------------------------------------------------------------------
60                                                        CSX 2002 ANNUAL REPORT

CSX Corporation
500 Water Street, 15th floor
Jacksonville, FL 32202
904/359-3200
www.csx.com

CSX Transportation Inc.
500 Water Street
Jacksonville, FL 32202
904/359-3100
www.csxt.com

CSX Intermodal Inc.
301 West Bay Street
Jacksonville, FL 32202
904/633-1000
www.csxi.com

CSX Lines LLC
2101 Rexford Road
Suite 350 West
Charlotte, NC 28211
704/973-7000
www.csxlines.com

CSX World Terminals LLC
2101 Rexford Road
Suite 250 West
Charlotte, NC 28211
704/973-7200
www.csxworldterminals.com

The Greenbrier
300 West Main Street
White Sulphur Springs, WV 24986
304/536-1110
www.greenbrier.com

                                     CSX
                                500 Water Street
                             Jacksonville, FL 32202
                                  WWW.CSX.COM